Form 20-F
period 2006-12-31
RADVIEW SOFTWARE LTD
filed 2007-06-28
CIK 1114999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐                                 SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number

RadView Software Ltd.

(Exact name of Registrant as specified in its charter)

ISRAEL

(Jurisdiction of incorporation or organization)

14 Hamelacha Street, Park Afek, Rosh Ha’ayin 48091 Isael

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:    Ordinary Shares, nominal value NIS 0.01  per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 158,571,330 Ordinary Shares, nominal value NIS 0.01  per share as of December 31, 2006 and 158,571,330 Ordinary Shares, nominal value NIS 0.01  per share as of May 15, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No ☒

If this report is an annual or transition report, indicate by check-mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17 ☐             Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐         No ☒

ii

FORWARD-LOOKING STATEMENTS

In addition to historical information, this annual report on Form 20-F contains forward-looking statements. Some of the statements under “Item 3.D: Risk Factors,” “Item 4: Information on the Company,” “Item 5: Operating and Financial Review and Prospects” and elsewhere in this annual report, constitute forward-looking statements. These statements relate to future events or other future financial performance, and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to certain risks, uncertainties and assumptions about us that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements are based, among other things, on assumptions in connection with:

•      the price and market liquidity of our ordinary shares;

•      our ability to attain necessary working capital;

•      the market demand for our products;

•      our ability to retain key technical and management personnel;

•      our future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of revenues.

Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report under “Item 3.D: Risk Factors,” “Item 5: Operating and Financial Review and Prospects” and elsewhere in this annual report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the Securities and Exchange Commission (the “SEC”).

References to websites in this Form 20-F do not incorporate the contents of such websites.

iii

PART  I

Item 1:  Identity of Directors, Senior Management and Advisors

Not required.

Item 2: Offer Statistics and Expected Timetable

Not required.

Item 3: Key Information Regarding the Company

Unless the context otherwise requires, “RadView”, “us”, “we” and “our” refer to RadView Software Ltd. and its subsidiaries.

3A: Selected Consolidated Financial Data

The selected consolidated financial data set forth below as of December 31, 2005 and 2006 and for each of the years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements, which are included in Item 18 of this Annual Report on Form 20-F.  The selected consolidated financial data as of December 31, 2002, 2003, and 2004 and for the years ended December 31, 2002 and 2003 are derived from our audited consolidated financial statements, which are not included in this Annual Report on Form 20-F.  The data should be read in conjunction with and is qualified by reference to our Consolidated Financial Statements and the Notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this Annual Report on Form 20-F.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Software licenses	$3,389	$2,549	$2,456	$3,138	$1,757
Services	2,379	2,287	2,207	2,507	2,526
Total revenues	5,768	4,836	4,663	5,645	4,283

Cost of revenues:
Software licenses	63	147	86	147	80
Nonrecurring royalty reversal	(448)	—	—	—	—
Services	631	426	327	255	133
Total cost of revenues	246	573	413	402	213

Gross profit	5,522	4,263	4,250	5,243	4,070

Operating expenses:
Sales and marketing	5,424	4,254	3,542	3,287	2,475
Research and development	3,517	2,951	2,631	2,229	1,512
General and administrative	2,362	1,879	1,831	2,004	1,671
Restructuring charges	929	245	—	—	—
Total operating expenses	12,232	9,329	8,004	7,520	5,658

Operating loss	(6,710)	(5,066)	(3,754)	(2,277)	(1,588)

Financial income (expenses), net	161	(19)	(26)	(188)	(210)

Net Loss	(6,549)	(5,085)	(3,780)	(2,465)	(1,798)
Deemed dividend on convertible preferred shares and exercise of additional investment rights during the year	—	—	—	—	(882)
Net loss attributable to ordinary shares	$(6,549)	$(5,085)	$(3,780)	$(2,465)	$(2,680)

Basic and diluted net loss per ordinary share	$(0.40)	$(0.31)	$(0.19)	$(0.12)	$(0.13)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	16,455	16,595	19,826	20,526	20,526

	As of December 31,
	2002	2003	2004	2005	2006
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,566	$3,075	$2,163	$166	$229
Working capital (deficit)	5,915	1,534	(142)	(2,369)	(1,984)
Total assets	10,607	5,155	3,914	1,591	1,367
Total shareholders’ equity (deficit)	6,311	1,796	(84)	(2,381)	(2,039)

3B: Capitalization and Indebtedness

Not applicable

3C: Reasons for the Offer and Use of proceeds

Not applicable

3D: Risk Factors

In addition to risks and uncertainties in the ordinary course of business that are common to all businesses, important factors that are specific to our industry and our company could materially impact our future performance and results.  We have provided below a list of these risk factors that should be reviewed in connection with our securities.  These are not all the risks we face and other factors currently considered immaterial or unknown to us may impact our future operations.

Risks Related to Our New Open Source Model

Our open source edition of WebLOAD could impede sales of our parallel commercial software solutions.

The nature of open source is that software is free to use and the source code is provided without charge. Despite the general inferiority of open source editions relative to the commercial editions, there is still a risk that existing and potential customers may ignore the quality difference and choose open source over purchasing the commercial edition.  Our future commercial sales of products, as well as sales of our support services (initial and renewal), may be adversely affected by the availability of open source editions.

With the launch of our Open Source Edition we are now competing for user downloads and consumer awareness of and identification with other open source performance testing tools such as Jmeter, Open STA and TheGrinder. Some of these open source communities are dedicated communities of users and contributors that have been built over years.

One of the characteristics of open source software is that anyone can offer new software products for free under an open source licensing model in order to gain rapid and widespread market acceptance. Such competition can develop without the degree of overhead and lead time required by traditional technology companies. It is possible for new competitors with the greater resources than ours to develop their own open source solutions, potentially reducing the demand for our solutions. In addition, some of these communities (such as the Jmeter community), because they are not affiliated with a commercial vendor, may be viewed as more desirable than the WebLOAD Open Source community. We may not be able to compete successfully against current and future competitors. Competitive pressure and/or the availability of open source software may result in price reductions, reduced revenue, reduced operating margins and loss of market share, any of which could materially adversely affect our business.

We are unable to predict the market acceptance of our open source edition.

We introduced our Open Source Edition in April 2007 and have not accumulated sufficient information to date on use and satisfaction with our product to determine if our market strategy will be successful.  If our Open Source Edition does not generate sufficient customer awareness or open source community participation, we will be unable to realize on the substantial investment we made in development and marketing efforts and may suffer set backs in development and market acceptance of our commercial products, which may have a material adverse effect on our business.

We may be unable to predict the future course of open source technology development, which could reduce the market appeal of our products and damage our reputation.

We do not exercise control over many aspects of the development of open source technology. Different groups of open source programmers compete with one another to develop new technology. Typically, the technology developed by one group will become more widely used than that developed by others. If we acquire or adopt new technology and incorporate it into our products but competing technology becomes more widely used or accepted, the market appeal of our products may be reduced and that could harm our reputation, diminish the WebLOAD brand and result in decreased revenue.

Our products contain third party open source software, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our products.

Our products are distributed with software programs licensed to us by third party authors under “open source” licenses, which may include the GPL, the GNU Lesser Public License, or LGPL, the BSD License and the Apache License. These open source software programs can include, without limitation, Snort®, Linux, Apache, Openssl, Etheral, IPTables, Tcpdump and Tripwire. These third party open source programs are typically licensed to us for a minimal fee or no fee at all, and the underlying license agreements generally require us to make available to the open source user community the source code for such programs, as well as the source code for any modifications or derivative works we create based on these third party open source software programs. Included with our software are copies of the relevant source code and licenses for the open source programs. Alternatively, we include instructions to users on how to obtain copies of the relevant open source and licenses. Additionally, if we combine our proprietary software with third party open source software in a certain manner, we could, under the terms of certain of these open source license agreements, be required to release the source code of our proprietary software. This could allow our competitors to create similar products, which would result in a loss of our product sales.

Use of third party software in our open source edition may subject us to claims of misuse and otherwise restrict our ability to commercialize our products.

Our ability to commercialize our products by incorporating third party open source software may be restricted because, among other reasons:

•                  the terms of the open source license agreements may be unclear and subject to varying interpretations, which could result in unforeseen obligations regarding our proprietary products;

•                  it may be difficult to determine the developers of open source software and whether such licensed software infringes another party’s intellectual property rights;

 •               competitors will have greater access to information by obtaining these open source products, which may help them develop competitive products;

•                  open source software potentially increases customer support costs because licensees can modify the software and potentially introduce errors; and

•                  third party suppliers may assert claims against us for which we may be required to pay damages and which may otherwise result in the discontinuance of our sales until we can develop alternative software solutions.

We may not be able to protect our intellectual property rights and we may lose a valuable asset or incur costly and time-consuming litigation attempting to protect our rights.

Our success depends upon the protection of our technology, trade secrets and trademarks.  To protect our rights to our intellectual property, we rely on a combination of trade secret protection, patent law, trademark law, confidentiality agreements and other contractual arrangements.  The protective steps we have taken may be inadequate to deter infringement or misappropriation.  We may be unable to detect the unauthorized use of our intellectual property or take appropriate steps to enforce our intellectual property rights.  Policing unauthorized use of our products and technology is difficult. In addition, the laws of some foreign countries in which we currently or may in the future sell our products do not protect our proprietary rights to as great an extent as do the laws of the United States.

With the introduction of our Open Source Edition, we expose that portion of our proprietary technology to the public which may lead to unintended access to our confidential proprietary software.  The reach of the open source community, beyond geographic borders, makes difficult the ability to police the proper use and protection of our software.  In addition, third parties may independently enhance our basic Open Source Edition which may eliminate the commercial advantages of our Professional Edition.  Such developments could have a materially adverse effect on our sales.

Failure to adequately protect against or to promptly detect unauthorized use of our intellectual property could devalue our proprietary content and impair our ability to compete effectively.  Defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, whether or not the defense is successful.  Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, or duplicate our products or our other intellectual property.  We may have to resort to litigation to enforce our intellectual property rights, to protect our trade secrets or know-how or to determine the scope, validity or enforceability of our intellectual property rights.  Our protective measures may prove inadequate to protect our proprietary rights, and any failure to enforce or protect our rights could cause us to lose a valuable asset.

We may be subject to intellectual property infringement claims that, with or without merit, could be costly to defend or settle.

Substantial litigation regarding intellectual property rights exists in the software industry.  We expect that software products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segments grows and the functionality of products in different industry segments overlaps.

Third parties may make a claim of infringement against us with respect to our products and technology or claims that our intellectual property rights are invalid. Any claims, with or without merit, could:

•                  be time-consuming to defend;

•                  result in costly litigation;

•                  divert management’s attention and resources;

•                  delay product delivery, or

•                  result in substantial damage awards.

In addition, if our products were found to infringe a third party’s proprietary rights, we could be required to enter into royalty or licensing agreements in order to continue to be able to sell our products. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business.

We expect to depend on sales of our WebLOAD product for a substantial majority of our revenues for the foreseeable future.  Sales by our WebLOAD licensees  and the availability of our open source edition may compete with our sales of this product.

We anticipate that revenues from our WebLOAD will constitute a substantial majority of our revenues for the foreseeable future.  Consequently, any decline in the demand for our WebLOAD product would have a material adverse effect on our business.

We have also entered into technology licenses arrangements with Ixia and OPNET Technologies that permit the use of the technology underlying our WebLOAD products and we may enter into additional licenses in the future.  These technology licenses will generate revenues for only a specified period of time.  Our licensees may compete with us for sales of WebLOAD and their product offerings may contain features in addition to those contained in WebLOAD.  Competition from our licensees could reduce the amount of revenues we generate from our sales of these products in an amount that exceeds any license revenues recognized by us directly from the licensee.  Our Open Source Edition, although without the high level functionality of our WebLOAD Professional, nonetheless may also compete with our commercial product sales.  This could have a material adverse effect on our results of operations.

If we fail to develop new products or fail to enhance our existing products to respond to emerging technologies and industry trends, we will likely lose market share to our competitors and our revenues will likely decline.

The target market for our products is characterized by rapid technological change, frequent new product introductions, changes in customer requirements, evolving industry standards and significant competition.  We expect to introduce new products and develop enhancements to our existing products.  Our future financial performance depends upon our ability to timely identify new market trends and Internet technology and to develop and commercialize software that is compatible with these emerging trends and technologies.  We may not accurately identify trends and technologies or we may experience difficulties that delay or prevent the successful development, introduction or marketing of new or enhanced software products in the future.  In addition, our products may not meet the requirements of the marketplace or achieve market acceptance.  If we fail to successfully and timely develop and deploy new products or product enhancements, we may lose market share to our competitors and our revenues may decline.

Our existing software products could become obsolete and unmarketable with the introduction of products, web applications or computer systems employing new technologies or industry standards.

The commercial web application performance and testing solutions market is intensely competitive, subject to rapid change and significantly affected by new product introductions and other activities of market participants.  Our primary competitors include companies which offer performance-testing software, such as Mercury Interactive (HP), Borland, IBM, Empirix and Compuware. Some of our competitors have longer operating histories, better brand recognition, a larger installed base of customers and substantially greater financial, technical, marketing and other resources than we do.  As a result, they may be able to respond more quickly to new or changing opportunities, technologies, standards or customer requirements.

If our current software products become obsolete and we fail to introduce new products, our business will not be viable.  Further, if our competitors introduce products earlier or that are more responsive than our products to emerging technologies and market trends, we will lose market share to our competitors and our revenues may decline.

New competitors could emerge or our customers or distributors could internally develop alternatives to our products and either development could impair our sales.

We may face competition from emerging companies as well as established companies who have not previously entered the market for performance testing products. Established companies may not only develop their own performance testing tools, but they may also acquire or establish product integration, distribution or other cooperative relationships with our current competitors. New competitors or alliances among competitors may emerge and rapidly acquire significant market share due  to factors such as greater brand name recognition, a larger installed customer base and significantly greater financial, technical, marketing and other resources and experience.

Many of our competitors also have broader and more established distribution channels that may be used to deliver competing products directly to customers through bundling or other means.  If competitors were to bundle competing products with their products, the demand for our products might be substantially reduced and our ability to distribute our products successfully would be substantially diminished.  The entry of new competitors into our market could reduce our sales, require us to lower our prices, or both.  Many of the factors that affect competition are outside our control, and there can be no assurance that we can maintain or enhance our competitive position against current and future competitors.

We expect that competition will intensify in the future and that additional competitors will enter the market with innovative competing products that may change the competitive landscape.  Increased competition is likely to result in pricing pressures, reduced margins and may result in the failure of our products to achieve or maintain market acceptance, any of which could have a material adverse effect on our business, results of operations and financial condition.

Defects in our products may increase our costs and diminish the demand for our products.

Our products are complex and they have occasionally contained, and may in the future contain, undetected errors when first introduced or when new versions are released.  If our products do not perform as intended in specific company environments, we may incur warranty costs, be subject to liability and experience delays.  Regardless of the source of the errors, we must divert the attention of our engineering personnel from our research and development efforts to address any errors.  Any insurance policies that we may have may not provide sufficient protection should a claim be asserted.  Moreover, the occurrence of errors, whether caused by our products or the products of another vendor, may result in significant customer relation problems and injury to our reputation and may impair the market acceptance of our products and technology.

Failure to develop strategic relationships could limit our growth.

We believe that our success in penetrating our target markets depends in part on our ability to develop and maintain strategic relationships with resellers, systems integrators and distribution partners.  If we are unable to maintain our existing marketing and distribution relationships, or fail to enter into additional relationships, we will have to devote substantially more resources to direct sales and marketing of our products. In addition, licenses of our products through indirect channels have been limited to date.  Our existing relationships do not, and any future relationships may not, afford us exclusive marketing or distribution rights.  Therefore, our partners could reduce their commitment to us at any time in the future.  Many of these partners have multiple relationships and they may not regard us as significant for their business.  In addition, these partners may terminate their relationships with us, pursue other relationships with our competitors or develop or acquire products that compete with our products.  Even if we succeed in entering into these relationships, they may not result in additional customers or revenues.

Risks Related to Our Operations

We have had losses since our inception and expect to incur losses for the foreseeable future.

We incurred net losses of $3.8 million in 2004,  $2.5 million in 2005 and $2.7 million in 2006.  As of December 31, 2006, we had an accumulated deficit of $62.0 million.  We expect to incur losses for the foreseeable future and cannot be certain if, or when, we will achieve profitability.  Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

We will need additional capital to finance our operations.

We will need to raise additional capital to finance our operations unless we are able to generate cash from operations.  To date we have been unable to generate cash from operations.  Cash used in operating activities was $2.7 million in 2004, $1.9 million in 2005 and $1.9 million in 2006.

In August 2006, the Company completed a financing transaction under which the investors made an initial investment of $1.5 million, with the investors having the right to invest an additional $2.25 million over the 18 month period after the closing, out of which they invested $0.7 million during 2006 and $1 million during 2007 to date.  In March and May 2007, the Company completed two private placements for the purchase of our ordinary shares and warrants to purchase ordinary shares, raising approximately $3.4 million.  There is no assurance as to any additional amounts that the investors in each of these transactions will elect to invest beyond the investments to date.  We expect that current funds will be sufficient to fund operations for the next twelve months.

Our ability to actively seek out other forms of financing or pursue strategic alternatives is significantly restricted under the terms of the 2006 financing.

We are restricted in our ability to seek other financing or pursue other strategic alternatives without the approval  of the holders of our Preferred Shares.  As a result, in the event that alternative financing is needed but not approved by the holders of Preferred Shares, our ability to continue operations will be materially adversely affected.

We will incur additional costs in connection with the 2006 financing.

We incur costs and expenses arising directly from the financing such as interest expense and amortization of deferred financing charges and warrants.  In addition, we are required to pay to Fortissimo a management fee in a minimum amount of $50,000 per year, plus an additional amount up to $70,000 per year, such additional amount payable from our annual profits, if any.  These additional expenses will materially adversely affect our results of operations if we are not able to increase our revenues and/or decrease our other expenses.

Our sales cycle depends partly on factors outside our control and may cause our revenues to vary significantly.

Our customers view the purchase of our products as an important decision.  As a result, our customers may take a long time to evaluate our products before making their purchase decisions and this could result in a long, and often unpredictable, sales and implementation cycle for our products.  This may cause our revenues and results of operations to vary significantly from period to period.  In addition, we may expend significant sales and marketing expenses during the evaluation period before the customer places an order with us.  Our customers often begin by purchasing our products on a pilot basis before they decide whether or not to purchase additional licenses for broader use within their organizations.

We usually have no significant order backlog.  This makes revenues in any quarter substantially dependent upon orders we receive and deliver in that quarter.  Because of this, our revenues and results of operations in any quarter may not meet market expectations or be indicative of future performance and it may be difficult for an investor to evaluate our prospects.

Our quarterly operating results may fluctuate, and if we fail to meet the expectations of our investors, our share price may decrease significantly and shareholders could lose part or all of their investment.

Our quarterly revenues and operating results have varied significantly in the past and are likely to continue to vary significantly in the future. Our future quarterly operating results may fluctuate significantly and may not meet the expectations of investors.

The factors that may cause fluctuations of our operating results include the following:

•                  the size, timing and terms of sales of our products and services;

•                  unexpected delays we may encounter in introducing new versions of our existing products as well as any new future products and services;

•                  our ability to successfully retain our direct sales force and international sales organization;

•                  our ability to establish and maintain relationships with our partners;

•                  the fixed nature of expenses such as base compensation and rent; and

•                  transaction costs, including legal, investment banking and accounting fees, in connection with extraordinary activities, such as obtaining financing or pursuing our strategic alternatives.

Due to these and other factors, we believe that period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as indicators of our future performance.  It is possible that in future periods our results of operations may be below the expectations of public market analysts and investors.  If this occurs, the price of our ordinary shares may decline.

The success of our business depends on our senior management, whose knowledge of our business and expertise would be difficult to replace.

Our success depends largely on the continued contributions of our senior management.  Employment agreements with our senior management team and other key personnel do not require a specified service obligation.  We also do not carry life insurance on our senior management or other key personnel.  If one or more members of our senior management were to terminate their employment, we could experience delays in product development, loss of sales and diversion of management resources.

We may not be able to retain our existing personnel, which could negatively impact development, sales and support of our products.

In the past we have reduced the size of our workforce in order to reduce our operating expenses.  As a result, our success depends on our ability to retain our existing experienced employees.  If we fail to retain our current employees, our revenues could decline.  Competition for qualified personnel is intense, and we may not be able to retain our highly qualified personnel.  Our future success also depends upon the continued service of our key sales, marketing and support personnel.  In addition, our products and technologies are complex and we are substantially dependent upon the continued service of our existing engineering personnel.  None of our key employees are bound by an employment agreement that requires a specified service obligation.  If we are not able to retain our existing personnel, we could have difficulty developing, selling or supporting our products.

We do not have sufficient insurance to cover all of our potential product liability and warranty claims.

Companies use our products to assure the performance of their web applications. In many cases, web applications serve critical business functions.  The sale and support of our products may entail the risk of product liability or warranty claims based on our products not detecting critical errors or problems with web applications that fail in a “live” environment and cause companies financial loss. In addition, the failure of our products to perform to customer expectations could give rise to warranty claims.  Although we seek to limit our exposure to claims under our license terms and we carry general liability insurance, it is unlikely that our insurance would cover potential claims of this type and our insurance may not be adequate to protect us from all liability that may be imposed.  If we are subject to any claims, our results of operations may be materially adversely affected.

We have not yet completed the evaluation of our internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2007 fiscal year.  We have begun the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404.  This process may divert internal resources and will take a significant amount of time and effort to complete.  If we determine that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting.  We may experience higher than anticipated operating expenses as well as external auditor fees during the implementation of these changes and thereafter.  Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404.  If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

Risks Relating To Our Financing Transaction

There has been and will continue to be substantial dilution to our existing shareholders as a result of the 2006 financing.

At the closing of our 2006 financing, we issued to the investors 25,000,000 Preferred Shares, convertible debt that could be convertible into 25,000,000 Preferred Shares, and warrants to purchase up to an additional 18,750,000 Preferred Shares.  The investors have the additional right, within 18 months after the closing, to purchase up to an additional 75 million Preferred Shares and warrants to purchase up to a total of 56,250,000 additional Preferred Shares. As a result, the investors in the 2006 financing have the ability, upon conversion of the Preferred Shares and convertible debt and exercise of the warrants, and exercise of the additional investment rights, to acquire up to 200,000,000 of our ordinary shares.

In addition, subject to shareholder approval at the next annual meeting, the Company has entered into a series of addendum to the purchase agreement for the 2006 financing, in connection with three additional investments by one of the investors under that financing, each of which grants to the investor new options to purchase Preferred Shares and warrants to purchase Preferred Shares equal to the amount acquired under the additional investments.  See Item 4B. — “Business Overview — Recent Developments” and Item 7B — “Related Party Transactions” for further discussion of the new options.

In addition, in connection with private investment transactions by certain institutional investors in March and May 2007, the Company issued to those investors a total 56,378,980 ordinary shares and warrants to purchase up to an additional 39,465,286 ordinary shares.

Fortissimo and other investors in the 2006 financing have control over most matters submitted to a vote of the shareholders, thereby limiting the power of other shareholders to influence corporate action.

As of May 15, 2007, Fortissimo Capital Fund GP, LP, or Fortissimo, owned 47.6% of our outstanding ordinary shares and, together with certain other investors in the 2006 financing with which Fortissimo shares voting rights, owned 50.2% of our outstanding ordinary shares (including the ordinary shares issuable upon conversion of the Preferred Shares held by them) and together with those other investors, owned 67.6% of our outstanding shares, including shares issuable on exercise of warrants and additional investment rights and conversion of debt.  See Item 7A. — “Major Shareholders”.  Fortissimo and these investors are parties to a voting agreement to vote their shares with Fortissimo, as a result of which, Fortissimo has the power to substantially influence the outcome of most matters submitted to a vote of shareholders, including approval of the new options transactions in connection with the additional investments under the 2006 financing, the election of members of our board and the approval of significant corporate transactions.  This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of RadView.  In addition, Fortissimo is also entitled to nominate a majority of the members of our board of directors to be designated as preferred directors.  These preferred directors have been granted approval authority over significant corporate actions and transactions.

As a result, Fortissimo has substantial control over both the voting shares and our board of directors, which may significantly limit the power of all other shareholders and our existing directors to influence corporate actions.

Additionally, Fortissimo may exercise its control over our business to affect directly or indirectly other aspects of our operations, such as our business strategy, management structure, and personnel.  Our President and Chief Executive Officer, Yochai Hacohen, is a managing partner in Fortissimo.  There can be no assurance that any changes resulting from the influence of Fortissimo will not materially adversely affect our business.

Risks Relating to Our Share Capital

Our ordinary shares are listed on the Over-the-Counter Bulletin Board, or OTCBB.

Our shares are quoted on the OTCBB.  Until September 2004, our shares were traded on the Nasdaq SmallCap Market.  As a result of being traded on the OTCBB, our shareholders and we have experienced and may in the future  experience negative consequences, including:

•                  a less liquid trading market for our ordinary shares;

•                  loss of investor confidence that could result in the decline in the trading price or volume of our ordinary shares;

•                  decrease of our reputation with prospects, customers, employees and vendors, any of which may have a material adverse affect on our business; and

•                  reduced access to capital markets in the event we need to raise additional capital.

The 2006 financing and Meitav investments may have an adverse effect on the market price of our ordinary shares.

Under the terms of the 2006 financing and the Meitav investments, our ordinary shares may be issued as a result of the conversion of convertible securities and debt or the exercise of warrants.  All of these ordinary shares would be sold at prices that are substantially below the market price of our ordinary shares on May 15, 2007 and substantially below the historical market prices of our ordinary shares.  As a result, the market price of our ordinary shares may decline.

The market price of our ordinary shares has fluctuated and may continue to fluctuate significantly.

Our share price has fluctuated and may continue to fluctuate significantly.  Fluctuations in our share price can occur for reasons that may be unrelated to operating results, including stock market-wide downturns and events in the technology industry as well as in Israel.  These fluctuations may adversely affect the market price of our ordinary shares.

There may be an adverse effect on the market price of our shares as a result of shares being available for sale in the future.

In connection with previous capital raising activities, including our private placement in March 2004 and revolving line of credit facility in 2005, we have outstanding several series of warrants to purchase our ordinary shares at various exercise prices.  In connection with the 2006 financing, we have issued a substantial number of Preferred Shares and warrants to purchase Preferred Shares, as well as convertible debt that is convertible into Preferred Shares.  Our ordinary shares may be issued as a result of the conversion of our convertible securities or the exercise of warrants.  Under the terms of the 2006 financing, the holders of these securities and the holders of certain other securities outstanding prior to the financing would be able to require us to register the ordinary shares underlying these securities for resale to the public. In addition, in connection with private investment transactions led by Meitav Underwriting Ltd. in April and May 2007 for the purchase of a total 56,378,980 ordinary shares and warrants to purchase 39,465,286 ordinary shares, we undertook use best efforts to file a registration statement for the ordinary shares no later than July 20, 2007.  The investors in the 2006 financing will have the right to register their shares in such registration.

If our current or future shareholders sell substantial amounts of our ordinary shares, including shares issued upon the conversion of Preferred Shares or convertible debt, or upon the exercise of outstanding options and warrants, then the market price of our ordinary shares may decline.

These sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and place that we deem appropriate.

Following the 2006 financing, the privileges and rights of our ordinary shareholders are junior to the rights of our preferred shareholders.

In connection with the 2006 financing, our Articles of Association were amended to allow for the creation of Preferred Shares and establishment of their rights and preferences, which include the following:

•                  Preferred Shares vote on an as-converted basis with ordinary shares on all matters presented at a general meeting of shareholders;

•                  Preferred Shares are entitled to nominate a majority of the members of the board of directors;

•                  Preferred Shares have a priority preference upon liquidation; and

•                  Preferred Shares have protective rights over significant corporate actions, such as approval of mergers and acquisitions, voluntary liquidation or dissolution, declaration of dividends, amendments to the articles of association, sale or transfer of assets, and issuance of securities with equal or superior rights.

As a result, the rights granted to holders of our Preferred Shares may have an adverse effect on the rights and preferences of our ordinary shareholders.

Risks Relating to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products, which could have a material adverse effect on our business.

Our principal offices and many of our subcontractors and suppliers are located in Israel.  Accordingly, political, economic and military conditions in Israel affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, and in January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole.   In July 2006, Israel became involved in a major military conflict with the Hizbullah organization in Lebanon, which subjected the north of Israel to missile attacks.  Israel’s military operations required the drafting of a substantial number of reserve soldiers.

The future of relations between Israel and the Palestinian Authority is uncertain.  Terrorist attacks, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations.  We cannot predict the effect on us of the increase in the degree of violence against Israel or the effect of military action elsewhere in the Middle East.  Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of the increase in hostilities.  This may also materially adversely affect our operating results, financial condition and the expansion of our business.

Additionally, in recent years Israel has undergone a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel deteriorate. Furthermore, Israel is a party to certain trade agreements with other countries, and material changes to these agreements could have a material adverse effect on our business.

If our key personnel are required to perform military service, we could experience disruptions in our business.

A number of our key personnel in Israel have standing obligations to perform periodic reserve duty in the Israel Defense Forces and are subject to be called for active military duty at any time.  If our key personnel are absent from our business for a significant period of time, we may experience disruptions in our business that could affect the development, sales or technical support of our products.  As a result, we might not be able to compete in the market and our results of operations could be harmed.

Because substantially all of our revenues are generated in U.S. dollars, while a portion of our expenses is incurred in New Israeli Shekels, or NIS, inflation in Israel could harm our results of operations.

A substantial portion of our revenues are generated in U.S. dollars, while a portion of our expenses, primarily salaries and related expenses incurred in our Israeli facility, is in NIS.  Our Israeli-based employees’ salaries are influenced by inflation in Israel.  As a result, any increase in the rate of inflation in Israel may have a negative impact on our dollar-measured operating results unless the inflation in Israel is offset by a devaluation of the NIS in relation to the U.S. dollar. In 2004, the rate of inflation in Israel was increased by 1.2% and the value of the U.S. dollar decreased in relation to the NIS by 1.6%.  In 2005, the rate of inflation in Israel was increased by 2.4% and the value of the U.S. dollar increased in relation to the NIS by 6.8%. In 2006, the rate of inflation in Israel decreased by 0.1% and the value of the U.S. dollar decreased in relation to the NIS by 8.2%. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected.  We cannot predict any future trends in the rate of inflation in Israel or trends in the rate of exchange between the NIS and the dollar.  If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be materially adversely affected.

Israeli regulations may impact our ability to engage in research and development and export of our products in accordance with our current practices.

Israeli law requires us to obtain a government license to engage in research and development of, and export of, the encryption technology incorporated in our products.  We currently have government licenses to engage in production of our encryption technology in our products in their 40- and 128-bit versions.  Our research and development activities in Israel would need to be modified to transfer this activity to our U.S. development organization, and our current practice of exporting our products from Israel to the U.S., with embedded encryption technology, would need to be changed if:

•                  the Israeli government revokes our current licenses;

•                  our licenses fail to cover the scope of the technology in our products; or

•                  Israeli laws regarding research and development export or use in general of encryption technologies were to change.

We currently benefit from government programs and tax benefits that may be discontinued or reduced.

We currently receive tax benefits and have been approved for a research and development grant for 2007 of up to approximately $460,000 under Government of Israel programs.  In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in property and equipment. We may not be able to continue to meet all of these conditions.  In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel.  If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or to retroactively pay tax on any income at a higher tax rate than that applying under these benefits.

In recent years, the Government of Israel has reduced the benefits available under these programs and has amended the specified conditions that must be met in order to achieve or maintain eligibility.  You can see more information regarding recent changes in Item 10E below and in Note 11(b) to the Notes to Consolidated Financial Statements.  We cannot guarantee that these programs and tax benefits will continue in the future at their current levels or at all.  If the Government of Israel reduces or ends these tax benefits, our business, financial condition and results of operations could be materially adversely affected.

It may be difficult to enforce a U.S. judgment against us or against certain of our directors, or to assert U.S. securities laws claims in Israel or serve process on these persons.

We are incorporated in Israel.  The chairman of the board of our directors and other directors are nonresidents of the United States and a portion of our assets is  located outside the United States.  Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons or to effect service of process upon these persons in the United States.  It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

Provisions of the Israeli law could delay, prevent, or make difficult, a change of control, thereby depressing the price of our ordinary shares.

Provisions of the Israeli Companies Law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, Radview.  The Israeli Companies Law generally provides that a merger be approved by both the board of directors of a company and a majority of the shares present and voting on the proposed merger at a meeting called upon with at least 21 days’ notice.  For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) vote against the merger.  Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging company. Finally, a merger may not be completed unless at least 50 days have passed since the filing of the merger proposal signed by both parties with the Israeli Registrar of Companies.

The Israeli Companies Law also provides that an acquisition of shares in a public company on the open market must be made by means of a tender offer if, as a result of the acquisition, the purchaser will become a 25% or greater shareholder of the company unless there is already another 25% or greater shareholder of the company.  Similarly, an acquisition of shares must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% shareholder of the company.  In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares.

Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than United States tax law.  For example, Israeli tax law may subject a shareholder who exchanges our ordinary shares for shares in another corporation to immediate taxation.

These Israeli laws could have the effect of inhibiting third party attempts to acquire RadView.

Item 4: Information on the Company

4A: History and Development of the Company

We were incorporated in Israel in 1991 as a private company under the Israeli Companies Ordinance, 1983 under the name RadView Software Ltd. and conducted all our operations in Israel from 1993 until April 2000, when we relocated our corporate offices to the United States. We relocated our headquarters back to Israel in 2006.  We maintain our research and development operations in Israel.  In August 2000, we completed the initial public offering of our ordinary shares, raising $35.3 million after offering costs.

Our corporate headquarters and research and development facilities are located at 14 Hamelacha St., Park Afek, Rosh Ha’Ain, 48091, Telephone +972-03-915-7060. Our US sales office is located at 111 Deerwood Road, Suite 200, San Ramon, California 94582.

4B: Business Overview

Radview develops and markets software for testing the performance, scalability and reliability of internet applications.  Our software allows companies to accelerate the development and deployment of their web applications and enables the successful implementation of their strategies involving their websites.  We also provide support and maintenance services to our installed base of customers.

Our current customers include more than approximately 1,600 organizations from all major industries including AerLingus, Best Western, Citigroup, Deutsche Bank, Federal Express, Harvard University, Morningstar, Kinkos, Samsung, and Sun Microsystems.

Open Source:  In April 2007 we adopted an open source approach for developing, marketing and selling software. Our goal for the open source model is to take a leadership position in the distribution of performance-testing solutions for internet applications.  The wide distribution inherent in an open source model can acquaint a much broader section of the market with the WebLOAD family of products. With a wide community of users and developers enjoying free access to a robust, proven product, there is increased exposure to our target commercial market that requires an enterprise-ready product with associated services and support.  For the risks related to Open Source, see Item 3D — “Risk Factors — Risks Related to Our New Open Source Model”.

Recent Developments

In August 2006, we closed a financing led by Fortissimo Capital Fund GP LP, or Fortissimo, and a group of co-investors that included one of our directors and two existing shareholders, for an initial investment of $1.5 million consisting of $750,000 for the purchase of 25,000,000 convertible preferred shares, or Preferred Shares, at a purchase price of $0.03 per share, and $750,000 as a convertible loan. The investors also have the right to purchase up to an additional 75 million Preferred Shares at a price of $0.03 per share, for up to a total of $2.25 million, within 18 months after the closing of the initial investment.

The Preferred Shares are convertible, at the election of the holder, into our ordinary shares on a one-for-one basis.  In addition to voting rights similar to our ordinary shares, Preferred Shares are also entitled to nominate a majority of the members of our board of directors and have voting control over significant corporate actions.  Preferred Shares also have a preference in liquidation over our ordinary shares.  The investors also received warrants to purchase up to 18,750,000 Preferred Shares with respect to the initial investment and up to a total of 56,250,000 additional Preferred Shares in the event they make the additional investment.  The warrants have an exercise price of $0.04 per share and are exercisable for a period of five years from date of issuance.

In order to secure required financing in the last quarter of 2006 and the first quarter of 2007, the Company requested Fortissimo to accelerate the exercise of its right under the financing to make additional investments.  The Company and Fortissimo entered into a series of addendum to the share purchase agreement of April 2006 for Fortissimo’s additional investment and purchase as follows: the purchase on December 24, 2006 of 23,333,334 Preferred Shares and 17,500,000 Preferred Warrants for an investment of $0.7 million (the “First Addendum”), the purchase on February 7, 2007 of 16,666,667 Preferred Shares and 12,500,000 Preferred Warrants for an investment of $ 500,000 (the “Second Addendum”), and the purchase on March 20, 2007 of 16,666,667 Preferred Shares and 12,500,000 Preferred Warrants for an investment of $ 500,000 (the “Third Addendum”).

Pursuant to each of the First, Second and Third Addendums, respectively, and in consideration of the acceleration of the additional investment rights, the Company undertook to grant Fortissimo a new option (each a “New Option”) to acquire, on the same terms and conditions, the same number of shares and warrants as purchased under the respective Addendum.  Each New Option is subject to the right of the Company for a period of 12 months from the date of issuance of the New Option (and subject to RadView having available surplus) to buy back any shares purchased under the Addendum by payment to Fortissimo of the purchase price paid for the shares and upon exercise of the warrants under the Addendum, if any, plus interest at the annual rate of 8%.  The grant of each of the New Options is subject to the approval of the Company’s shareholders, and the Company undertook to seek such approval at the next annual shareholders meeting.

In March and May 2007, we closed two private placements for our ordinary shares led by Meitav Underwriting Ltd., or Meitav, and several institutional investors, totaling  approximately $3.4 million for the purchase of 56,378,980 ordinary shares at a price per share of $0.06 and warrants to purchase 39,465,286 ordinary shares at a price per share of $0.06. We undertook to use our best efforts to file a registration statement for the ordinary shares no later than July 20, 2007. The maximum number of ordinary shares potentially owned by the Meitav investors as a result of the private placements in 95,844,266 ordinary shares, assuming the exercise of all available warrants.

2006 Product Highlights

In December 2006, we announced the launch of WebLOAD 8.0; that version of WebLOAD introduced WebLOAD IDE, a new tool for recording, authoring and debugging test scripts. WebLOAD IDE replaces the AAT and the Browser Playback, which were removed from the WebLOAD product line.

During the latter part of 2006 and in early 2007 we refocused our  product direction on performance testing and adopted an open source approach for developing, marketing and selling software. In April  2007 we launched WebLOAD Open Source, the community edition that is available for free download on www.webload.org., while retaining our commercial WebLOAD Professional edition. Companies that require commercial support, additional productivity features and compatibility with third-party protocols have the option of purchasing the WebLOAD Professional edition directly from RadView.

Industry Background

Distributed Computing Environments

Historically, companies relied on traditional client/server applications to perform internal business processes and share information. The rapid growth and acceptance of the Internet has fundamentally changed the way companies now conduct business and has enabled the proliferation of distributed computing environments.

Today, these distributed computing environments have the following attributes:

•                  Scope: may include any combination of client/server environments, the Internet, intranets and extranets;

•                  Structure: may be composed of a complex system of rapidly evolving hardware and software technologies, all of which may be geographically dispersed throughout the world;

•                  Usage: commonly used to communicate, obtain and share information, sell goods and services, interact with customers, suppliers and partners; and

•                  Accessibility: users can access the application from any location at any time.

An integral element of software technology used in today’s distributed computing environments is the web application.

Characteristics of Web Applications

Web applications are becoming the standard for new application software.  We believe that web applications will eventually displace legacy client/server systems.  Web applications have the following characteristics that present significant challenges to their successful development, deployment and ongoing operation:

•                  Complexity. Web applications typically involve the integration of many hardware and software components and technologies from multiple vendors often requiring close collaboration among a wide array of technology, media and graphic specialists;

•                  Unpredictable Loads and Stresses. Web applications are available to a potentially large number of users and can be subject to large traffic spikes;

•                  Nonstop Operation. Due to the business-critical nature of website initiatives, web applications must be available to users on a constant basis with minimal or no downtime for upgrades or modifications.  Also, given the nature of the Internet, where websites can be accessed by users from all over the world, from different time zones, operation must be available 24x7;

•                  Rapidly Evolving Technologies. Web applications are typically developed using software that is continuously changing as new technologies and standards emerge; with emerging new technologies such as those appearing under the  Web 2.0, SOA and RIA (Rich Internet Applications), which continue to rapidly change the nature and complexity of web and Internet applications; and

•                  Continuous Modifications and Updates. Web applications are typically modified and updated on a continuous basis as companies add new content and functionality and incorporate new technologies and standards.

Importance of Web Application Integrity and Performance

As companies move various aspects of their businesses to corporate intranets, extranets and the Internet, they are placing greater reliance on their web applications.  At the same time, web applications continue to become more complex, which produces a higher risk of failure.  If a company’s web applications operate erroneously, perform poorly, or fail entirely, the resulting financial and business costs can be substantial, including lost revenues, customer defections, business interruptions and damage to a company’s reputation.  In order to successfully compete, companies must rapidly deploy web applications of high quality and robust performance.

The performance of web applications includes the following key elements:

•                  Integrity: must operate as designed with full functionality accurately intact;

•                  Scalability: must be able to accommodate very large numbers of concurrent users and complex usage patterns;

•                  Efficiency: must operate rapidly and efficiently without deteriorating response time or processing bottlenecks; and

•                  Reliability: must consistently function as intended over prolonged periods when deployed and integrated into a company’s existing and evolving systems.

Performance Testing and the Open Source Community

Open source software is software for which the source code is readily available, making users capable of developing the software code for their specific applications. It has long been an alternative for software developed and sold by commercial software vendors. Since its inception in the early 1980s with the GNU Project, through the first introduction of Linux in 1991, open source software has achieved vast recognition and significant usage in organizations and enterprises around the world. Developers world wide participate and contribute to open source software projects on an ongoing basis. Several commercial companies base their business model on selling open source software and related services, including: Red Hat, MySQL, SugarCRM, JasperSoft and Zend. These companies offer their customers affordable solutions, which are open, extendible, and flexible and enjoy no vendor lock-in.

Many open source projects attract developers by providing various development tools like the Eclipse IDE, JBoss application server and others. Several open source testing projects provide tools and utilities for performing functional and performance software testing. We believe that none of these projects provide a comprehensive and complete solution for enterprise grade performance testing.

Our Market Opportunity and Solutions

We believe that the distributed environment segment of the automated software quality, or ASQ, market is where virtually all the growth of the ASQ market will be realized in the next few years, and that there is a significant market opportunity for solutions that test and verify the integrity, scalability, efficiency and reliability of web applications to facilitate their rapid deployment.  This is due to the expanded use of the Internet and corporate intranets and extranets, the need for high quality software, and the increase in the criticality of web applications for the success of businesses.

Additionally, we believe that the release of WebLOAD Open Source will provide access to a new segment of users, which will increase WebLOAD’s market exposure. In turn with that exposure, we can expect to attract more commercial customers. Another advantage of WebLOAD Open Source lies in the nature of the open source community, which enjoys free access to development and application tools and in turn contributes to development of additional features and fixes, all of which can contribute to our continued product development when the developer’s code is also public.

We are a premier provider of software that enables companies to assure the integrity and performance of business-critical web applications.  We address the functionality and performance requirements of web applications throughout their product lifecycle, from initial design through development, deployment and ongoing modifications and upgrades. In meeting these requirements, companies are able to mitigate the financial and business costs that can result from unsuccessful deployment and failures of their web applications.  Companies that test their web applications using our solutions benefit from earlier detection of potentially costly problems such as performance bottlenecks, scalability issues, and functionality limitations.  This results in significantly reduced costs and the improved time to market needed to successfully launch high performing, reliable web applications.

See “Sales and Marketing” for a discussion of our marketing channels and sales methods.

In our view, this growing market opportunity would be best addressed by solutions such as ours, that:

•                  efficiently and accurately simulate real world operating conditions;

•                  offer integrated and comprehensive performance assessment capabilities;

•                  allow performance assessment and error detection early in development process;

•                  provide detailed performance analysis to assist companies in better identifying and quickly resolving performance bottlenecks and other problems;

•                  enable collaboration among all parties involved in the development and deployment of web applications;

•                  provide open and extensible tools, that can be tailored and customized by our users to fit to their own specific needs;

•                  enable rapid development of new tools and features by incorporating other open source software projects;

•                  leverage the open source community contributions to improve and shorten our development cycles; and

•                  join with other open source software vendors, providing our tools as plug-ins to their tools, or vice versa, to bring together a more complete solution.

Competition

Commercial competition

The web application performance and testing solutions market is intensely competitive, subject to rapid change and significantly affected by new product introductions and other activities of market participants.  Our primary competitors include companies who offer application-testing software, such as HP/Mercury Interactive, Compuware, and Empirix. We also compete against companies that provide a broader spectrum of development tools that include application-testing functionality, such as IBM/Rational Software.  In addition, we compete with companies like Quest Software whose main offering is application performance management software.

We expect that competition will intensify in the future and that additional competitors will enter the market with innovative products that may change the competitive landscape.  Increased competition is likely to result in pricing pressures, reduced margins and may result in the failure of our products to achieve or maintain market acceptance, any of which could have a material adverse effect on our business, results of operations and financial condition.

With the launch of our Open Source Edition, we are now competing for user downloads and consumer awareness of and identification with other open source performance testing tools such as Jmeter, Open STA and TheGrinder. Some of these open source communities are  dedicated communities of users and contributors that have been built over years. In addition, some of these communities (such as the Jmeter community), because they are not affiliated with a commercial vendor, may be viewed as more desirable than the WebLOAD Open Source community.

We anticipate that there will be continuing consolidation in the web application products market and related markets such as computer software, media and communications.  Our competitors may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies.  As a result, they may be able to respond more quickly to new or changing opportunities, technologies, standards or customer requirements.  Many of these competitors also have broader and more established distribution channels that may be used to deliver competing products directly to customers through bundling or other means.  If competitors were to bundle competing products with their products, the demand for our products might be substantially reduced and our ability to distribute our products successfully would be substantially diminished.

We believe the principal competitive factors affecting our market include:

•                  the ability to accurately emulate client-user interactions with the web application, including efficient simulation of very large numbers of users, extreme fluctuations in traffic and complex user demands placed on web applications;

•                  breadth and depth of features for detecting and resolving software errors early in the development cycle;

•                  ease of use and interactive user features;

•                  price and total cost of use, including hardware and training requirements;

•                  ability to stay technically current and compatible with rapidly emerging and changing web technologies and standards; and

•                  compatibility with the user’s existing network components and software systems.

To expand our customer base, we must continue to innovate and improve the performance of our products.  Although we believe that our products compete favorably with respect to these factors, our market is subject to constant change.

Proprietary Rights

Our success and ability to compete depend upon our proprietary technology.  In addition, we rely on patent, copyright, trade secret and trademark law to protect our proprietary information.  We also typically enter into an agreement with each of our employees, consultants and customers to control their access to and distribution of our software, documentation and other proprietary information.  Nevertheless, a third party could copy or otherwise obtain our software or other proprietary information without our authorization, or could develop software competitive to ours.  We face additional exposure to this risk with the introduction of our Open Source Edition, which by its nature makes the source code of at least a portion of our technology freely available to a community of developers. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology or duplicate our products or our other intellectual property.

In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States.  We expect that it will become more difficult for us to monitor the use of our products as  we increase our international presence.

There has been substantial litigation in the software and Internet industries regarding intellectual property rights. It is possible that, in the future, third parties can claim that we, or our current or potential future products, infringe on their intellectual property.  We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in industry segments overlaps.  Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product licensing delays,  require us to license or pay royalties for certain products in order to continue to sell our products, or pay substantial damages.  Licensing or royalty agreements, if required, may not be available on terms acceptable to us or at all.  As a result, our business could be harmed.

Our Strategy

Our objective is to be a leading provider of  software for testing the performance, scalability and reliability of Internet applications. Our strategy is to use open source as an approach to develop, market and sell our professional software and services. By giving an Open Source Edition to the community and establishing webload.org, our goal is  to take a leadership position in the distribution of performance testing solutions for internet applications.  WebLOAD Open Source is being offered in parallel with the commercial version of WebLOAD, WebLOAD Professional, which is superior in functionality over the Open Source Edition and is offered with full maintenance and support.  We believe that the wide distribution inherent in an open source model will acquaint a much broader section of the market with the WebLOAD product line.  While a wide community of users and developers enjoy free access to a robust, proven product, RadView gains increased exposure to a commercial market that requires an enterprise-ready product and associated services and support.

Increase Revenues and Control Costs to Achieve Profitability

Our net loss attributed to ordinary shares was $3.8 million in 2004, $2.5 million in 2005 and $2.7 million in 2006. The decrease in net loss in 2005 resulted from an increase in total revenues and further reductions in our operating costs. The increase in net loss in 2006 resulted primarily from the recording of an $0.8 million deemed dividend attributable to the preferred shares in the original 2006 financing and related additional investments. The deemed dividend reflects an adjustment of the financing components in light of their relative fair value. We have lowered our operating costs in each of the past five years to more closely align costs with our expected revenues.  However, we expect an increase in 2007 in our research and development expenses as well as sales and marketing costs, reflecting our investment in the continued development of our open source and commercial software products and in building market awareness of both.  Nonetheless, we are focused on increasing our revenues while continuing to control costs in order to further reduce our net loss with the objective to ultimately achieve profitability and positive cash flow in the future.

Maintain and Extend Product Leadership

In 2006, we introduced WebLOAD IDE, a new tool for recording, authoring and debugging of test scripts, replacing the AAT and Browser Playback tools, which were part of the WebLOAD product line.

In April 2007, we introduced WebLOAD Open Source, a commercial grade performance testing product, based on the WebLOAD product. Additionally, we are developing a series of Next Generation (or NG) tools, to extend our product offering to diagnostics and root cause analysis (WebLOAD NG Diagnostics), application monitoring (WebLOAD Watch) and improved reporting and analysis tools for WebLOAD (WebLOAD NG Reporter). We will continue to develop WebLOAD Professional, to introduce new add-ons to support additional protocols (such as Adobe Flex) and development environments (such as Oracle Forms).

Develop and Expand Strategic Relationships

We believe that strategic relationships with industry leaders will enable us to accelerate our market penetration and visibility, and maintain our technology leadership.  We collaborate with leading technology companies and  Internet software and service providers.  These strategic relationships help to ensure that our software is optimized for use with their product offerings and allow us to promote market awareness of our products.  We plan to continue to develop strategic technology and marketing relationships with leading providers of web-related software.

We further believe that certain proprietary technologies used in our products may have alternative uses for other companies in their respective markets, such as combining our software product offerings with hardware platforms meeting the specific needs of a customer.  In December 2005, OPNET Technologies purchased a license to use the source code for our TestView suite of products.  The revenues from the technology license and related professional services under this arrangement have been recognized in 2005 and 2006.

Lead the Open Source Software Performance-Testing Market

We believe that productive and documented versions of WebLOAD Open Source can increase exposure of our WebLOAD product within the Open Source community. We intend to precede each commercial version of WebLOAD Professional with alpha and beta versions of WebLOAD Open Source. Additionally, we plan to nurture our WebLOAD community (at www.webload.org), by providing that community with samples, “how to” documents and the means, through user and developer forums, to communicate with each other and to share their knowledge with the community.  We believe that the availability of our source code and developments within the resulting WebLOAD open source community, to which RadView will have access, will increase usage and familiarity with the WebLOAD product and provide a new route to our commercial customer market.

By incorporating other open source software projects and tools into WebLOAD Open Source, we will be also able to incorporate them into the WebLOAD Professional, to increase the speed, efficiency and quality of new features.

We intend to foster strategic relationships with other open source software vendors, to incorporate our products into theirs (or vice versa), to expand our market presence and create additional marketing and sales channels.

Leverage Our Installed Customer Base

To date, we have licensed our software to over 1,600 companies worldwide.  Approximately 50% of our product orders are received from existing customers and distribution channels.  These orders are typically the result of support and maintenance renewals and upgrades or expansions to their previously purchased licenses.  For example, upon payment of additional license fees, an existing customer of our load-testing product may increase either or both the maximum number of allowable simulated users that can be generated from within the product and the number of end-users allowed to operate the product.

In addition, as we introduce new products that complement our existing products, we believe there is an opportunity to increase our revenues through our installed customer base, in addition to sales to new customers.

Provide Solutions that Contribute to a Low Total Cost of Ownership

Companies purchase testing solutions based on several criteria, including the total cost of ownership.  Factors that contribute to the total cost of ownership for testing solutions include, among others, the costs of testing software, hardware used to simulate user load traffic, training, and designing, writing and maintaining test scripts.  We believe our software contributes to a low total cost of ownership in many ways, including:

•                  We offer competitive prices and flexible licensing options for our software solutions;

•                  Our software efficiently simulates user load traffic which reduces the cost of hardware required to perform tests;

•                  Our open-standards scripting language reduces the learning requirements for users and simplifies test script generation and reduces script maintenance;

•                  Our software runs on a variety of platforms allowing users to leverage the infrastructure they already own or have access to; and

•                  We offer free access to our Open Source Edition.

Products

Our current product line consists of:

•                  WebLOAD Professional: software that assures the performance of web applications by efficiently simulating very large numbers of users, extreme fluctuations in traffic and the complex user demands placed on web applications within an operating environment.

•                  WebLOAD Open Source: the free, open source edition of WebLOAD Professional which has more limited features compared to the Professional edition, such as limited  users simulated.  Our Open Source Edition does not include any of the Professional add-ons and no support or services are provided.

•                  WebRM: enterprise software that promotes efficient use of resources, facilitates collaboration and enables increased productivity by allowing developers, quality assurance, or QA, and information technology staff to share the same testing technologies, methodologies and resources throughout the application development life cycle.  This enables the systematic verification of web application quality at all stages and facilitates rapid deployment.

•                  WebFT: software that offers accurate, reliable and highly efficient functional testing under real-world conditions across multiple applications and databases, isolating defects and problems that could impact web application performance.

•                  WebLOAD Analyzer: a software solution for detecting and resolving web application performance problems.

•                  TestView Suite: a suite of products that integrate our load and functional testing technologies with a test management solution to provide comprehensive reporting and automated test execution.

As part of our focus on performance testing, we discontinued sales of WebLOAD Analyzer and we intend to discontinue sales of the WebFT and TestView Suite products by the end of 2007 and will not support the existing customers for any of these products beyond April 2008. The Company does not expect the phase out of support and maintenance to have a material impact on our customer base.

Our products are designed specifically for web-based applications, and employ Internet-standard technologies.  Using a standards-based approach makes our products easier to use and readily adaptable to new technology standards.

Key features of our software include:

Comprehensive Performance Software.  Our software provides an integrated solution to simultaneously verify the integrity, scalability, efficiency and reliability of web applications.  In addition, our software can assess a web application’s overall performance, the performance of an application’s specific components and determine critical thresholds where performance starts to deteriorate.

Designed for Web Applications.  Our software is specifically designed for the complex web-based computing environment and is based on Internet standards, such as JavaScript, Java, ActiveX, HTML, XML, and DOM.  This enables efficient simulation of very large numbers of users, extreme fluctuations in traffic and complex user demands placed on web applications.  This also makes our software easier to use and allows it to be readily adaptable to emerging Internet technologies.

Detailed Performance Analysis.  Our software automatically monitors over 75 performance criteria and supports an extensive number of additional user-defined criteria.  Companies using our products have the ability to verify the performance of web applications for each simulated user or transaction.  By identifying and recording the root cause of a problem, our comprehensive measurement and reporting mechanisms expedite the process of problem resolution.

Verification Early in the Development Lifecycle.  Our software assists companies in identifying and resolving issues with their web applications at every point in the development life cycle.  Resolving issues as early as possible in the development life cycle can lower the cost of developing web applications and accelerate the deployment of scalable, high performance web applications.

Facilitate Collaboration Throughout the Development Process.  Our software allows designers, developers, quality assurance and information technology professionals to store and seamlessly share test scripts, templates and results between products, allowing previously isolated technical teams within a company to work on a coordinated and collaborative basis.

Ease of Use.  All of our test scripts are generated using JavaScript, the programming language most commonly used by web application developers.  This avoids the learning curve and costs associated with other products that utilize proprietary scripting languages.

Efficient Use of Resources.  We design our products to run on a variety of platforms and make efficient use of a company’s available computer resources, thereby reducing the hardware requirements and investments needed to simulate heavy user traffic.  In addition, our software allows users to share company resources on an as-needed basis.

WebLOAD Professional

Using WebLOAD Professional, customers create test scripts that simulate users’ interactions with web applications.  These scripts are written in JavaScript, the web standard for application scripting.  WebLOAD includes recorders that enable customers to rapidly generate scripts by copying interactions between a web browser and a web application. WebLOAD also enables more advanced users to create highly complex interactions using JavaScript and WebLOAD IDE - WebLOAD’s script authoring tools.

WebLOAD can simultaneously run multiple scripts that reflect different user interactions with the underlying application.  These differences may be task based.  For example, a retail application might mix site visitors that browse with purchasers, or based on other user characteristics such as their connection speed, the browser they are using, or their Secure Socket Layer, or SSL, which is an encryption configuration.

WebLOAD Professional executes scripts for multiple simulated users, or virtual clients, on load generation machines, such as existing servers, that are centrally managed by the customer.  The customer can schedule these virtual clients independently to simulate fluctuating user traffic patterns.  Alternatively, a customer can use WebLOAD’s proprietary Cruise Control feature, which steadily increases the number of virtual clients interacting with an application until that application fails to perform based on one or more customer-defined performance criteria.  Cruise Control allows our customers to readily and rapidly determine the maximum user load their application can support while maintaining specified performance criteria.

WebLOAD efficiently generates large numbers of virtual clients requiring significantly less computer memory than competing products with comparable functionality.  This benefits companies by significantly reducing the cost of hardware required to simulate large numbers of users.

While a performance session is running, WebLOAD generates over 75 different pre-defined statistical measurements, which are displayed to the user in real time.  Our customers can also add an extensive number of user-defined measurements and timers, as well as monitor the performance profile of the components within a customer’s Internet architecture.  WebLOAD reports these data points on a per client and per transaction level, thus providing detailed information about the potential causes of any detected application failures during the simulation and allowing customers to rapidly and effectively address any performance issues.  Customers can analyze this performance data and readily export it to industry-standard, third party formats, such as Microsoft Excel.

WebLOAD Professional supports all modern web development technologies, such as Web 2.0, Ajax, Web Services, SOA, etc. We expect to complete development during 2007 of several add-ons to support additional technologies and environments, which, when released, will be available for purchase separately from WebLOAD Professional, and added to it to increase its functionality. We are currently planning add-ons  to support Adobe Flex data services 2, Oracle Forms, RTSP/RTP and other multimedia protocols and the LAMP (Linux/Apache/MySQL/PHP) environment.

WebLOAD Open Source

WebLOAD Open Source is the first commercial-grade open source performance testing tool, with a complete set of basic features. WebLOAD Open Source is fully compatible with WebLOAD Professional. The knowledge and assets developed with the Open Source Edition can be maintained after upgrading to the Professional edition.

WebLOAD Open Source provides the basic set of features needed to conduct performance tests for customer-specific applications. Three categories of added-value are provided only with WebLOAD Professional:

•                  Productivity-centric features — WebLOAD Open Source supports distributing the load over a single Load Machine and only the basic HTTP/S protocols. WebLOAD Professional supports add-ons such as the Cruise Control, WebLOAD

Reporter, and Probing Client, as well as specific protocols such as Oracle Forms, Adobe Flex and Multimedia.

•                  Enterprise ready — WebLOAD Open Source is released to the Open Source community without the rigorous testing that is done to WebLOAD Professional.

•                  First Class Support — WebLOAD Open Source is provided as-is, free of charge, but without the full service support provided by RadView for the WebLOAD Professional.

WebRM

WebRM addresses the needs of companies to systematically verify web application quality and standardize their web application performance solution across the application design, development, quality assurance and information technology functions.  It allows companies to share WebLOAD resources, so that a web application’s architecture, design, implementation and hardware environment can all be tested using the same technology at each step of the development life cycle.  Verification performed earlier in the development process generally results in earlier problem detection, lower costs and more rapid application development.  Companies using WebRM can therefore capitalize on WebLOAD’s comprehensive, integrated, standard-based approach to facilitate the rapid delivery of higher quality web applications.

Key features and benefits of WebRM include flexible management of resources: Customers who license WebRM receive a fixed number simulated users, or virtual clients, which may be distributed throughout the enterprise on an as-needed basis.  For example, a customer with a license for 10,000 virtual clients could allocate all 10,000 virtual clients for use in one performance session, or alternatively, could conduct several concurrent performance sessions with any number of virtual clients, up to an aggregate of 10,000 virtual clients.

WebFT, WebLOAD Analyzer and TestView Suite

Our family of products has included WebFT, WebLOAD Analyzer and TestVIew Suite, each of which has been or is intended to be discontinued by year end 2007 as part of our strategic focus on performance testing, with support to existing customers to be discontinued by April 2008.

WebFT addresses the needs of companies to systematically verify the integrity of their web applications and ensure they perform as expected.  Once the functionality of the web application has been verified using WebFT, companies can share the same test scripts with WebLOAD or WebRM to verify that the functionality performs under user load.

WebLOAD Analyzer provided a solution for managing and ensuring optimal performance in a distributed application server environment by identifying the root cause of performance issues highlighted during load and stress testing, working in conjunction with our load testing solution, WebLOAD, for an integrated, comprehensive perspective on performance.

The TestView suite is a web application test management solution that automates the creation of sophisticated functional and load test scripts from one central location.  With the TestView suite, customers can define, schedule, execute, and report test scripts from a centralized console.

Customers

To date, we have licensed our software to  approximately 1,600 customers worldwide.  Our customers include companies across a broad range of industries, including financial services, technology, retail, manufacturing, government, telecommunication, health care and education.

Our customers are located primarily in the United States, Canada, Europe, Asia Pacific, and Israel.  Revenues derived from customers in the United States as a percent of total revenues were 73.1% in 2004, 68.6% in 2005 and 68.8% in 2006.  We expect to continue to derive the majority of our revenues from customers in the United States.

Sales and Marketing

Sales.  We sell our products principally through a direct sales force.  Our direct sales force consists of sales personnel and sales engineers located at our corporate headquarters in Israel, as well as an office in the United States and sales personnel in the UK.  In addition, we have indirect channel partners, principally consisting of testing services providers, web system integrators, web hosting companies, independent software vendors and international distributors in Europe, Israel and Asia.  Revenues from our indirect distribution channels as a percentage of total revenues were, 22.3% in 2004, 21.5% in 2005 and 18.5% in 2006.  In the future, we expect to expand our network of indirect channel partners to increase revenues from sales through them.

Marketing.  We engage in a variety of corporate and product marketing activities and provide product information through our website.  We offer free trials of our WebLOAD Professional that can be downloaded from our website.  Our marketing programs are aimed at informing customers and prospects of the benefits of our software, increasing the market awareness of our products and generating demand for our products.  Our marketing strategy for the open source initiative includes public relations initiatives, focused lead generation activities, participation in trade shows and conferences, web seminars, and cultivating relationships with key technology analysts.

Customer Support

We offer a range of support and maintenance and training services to our customers.  We believe that providing a high level of customer service and technical support is necessary to achieve rapid product implementation, which in turn, is essential to customer satisfaction and continued license sales and revenue growth.  We provide telephone and e-mail technical support from our corporate office in San Ramon, California and from our development center in Israel.  Support and maintenance arrangements are generally purchased for 12-month terms.  We track support requests through a series of customer databases, including current status reports and historical customer interaction logs.  We use customer feedback as a source of ideas for product improvements and enhancements.  We also provide training (introductory and advanced) and consulting to assist our customers in the development and deployment of web-based applications using our products.

Research and Development

Our research and development efforts are focused on enhancing our core technology and developing additional functionality and capabilities for our products.  We conduct our research and development from our facility in Israel.  Our software development approach consists of a methodology that provides guidelines for planning, controlling and implementing projects.  This approach uses a cross-functional, team-based development and release process.  Our development group works closely with our sales and marketing groups, who provide customer and market requirements, and senior management who provide strategic input, to assist in defining product direction and to ensure that the right products are brought to market.

Members of our research and development group have extensive experience working with web technologies and software testing solutions.  We believe that our future performance will depend in large part on our ability to enhance our current product line, develop new products and provide innovative solutions for verifying the performance and scalability of web applications.  Our research and development expenses were $2.6 million in 2004, $2.2 million in 2005 and $1.5 in 2006.  We recently received approval for a grant in the amount of up to approximately $460,000 from the Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor for participation in our open source research and development program, although we cannot assure that an agreement for such grant will be concluded.  We expect to increase our development efforts in the open source program as well as for continued enhancement of our commercial products and, consequently we expect our research and development expenses to increase in 2007.

Product Technology and Architecture

Our technologies are built on an open, portable architecture based on industry standard technologies.  Our products may be deployed on Windows NT, Windows 2000, Windows XP, Windows 2003, Sun Solaris and Linux operating systems.  Our products incorporate the Internet standard scripting language, JavaScript, enabling our customers to easily develop, deploy and manipulate the scripts required to assess the performance of their web applications.  We have also extended JavaScript to enable integration of Java, ActiveX and XML and work with other standard web technologies, such as SSL encryption schemes. Integration with these standard technologies helps ensure our products are available for use regardless of the customer’s operating environment.

Use of JavaScript as a core technology enables our products to perform extensive functional verification capabilities.  Our DOM extensions readily make XML available to the script developer in a familiar setting making it easier to extend a web application to include XML interactions.  Our efficient browser emulator minimizes the use of computer memory, thereby enabling companies to simulate a larger number of virtual clients in order to place considerable load, or stress, on the underlying application infrastructure.

We have developed an application architecture that scales to any arbitrary test size, delivering consistent throughput for any arbitrary load size, independent of the number of machines used to generate the load.  We employ a 32-bit, multi-threaded and multi-process implementation, which dynamically adjusts and allocates new processes as the load requirements are raised.  This ensures that load generators are optimized for the test and the load demanded of them, as well as readily taking advantage of multi-processor machines to increase performance.

Exchange Controls

See Item 10. D

Item 4C. Organizational Structure

In Israel — RadView Software Ltd., an Israeli company, is our corporate headquarters and principal operational center for research and development and for international sales.

In the US — RadView Software Inc., a New Jersey corporation with offices in California, is our wholly-owned subsidiary and site of our sales, distribution and support center.

In the UK — RadView Software (UK) Ltd., a UK company, is a wholly-owned subsidiary involved in sales and distribution efforts in Europe.

We have two inactive wholly-owned subsidiaries in Europe: RadView GmbH in Germany and RadView AB in Sweden.

Item 4D. Property, Plants and Equipment

We do not own any real property.  We lease approximately 7,093 square feet of office space in Rosh Ha’ayin, Israel for our corporate headquarters, research and development and international sales operations under a lease being finalized and which will expire in December 2008.  In addition, we rent an office suite on a month to month basis in San Ramon, California.  We are currently subleasing our former sales office in Burlington, Massachusetts to a third party under a lease expiring in July 2009.  We believe that the properties leased by us are adequate for all of our present and near-term needs.

Item 4A:  Unresolved Staff Comments

Not Applicable

Item 5:  Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto filed as an exhibit to this annual report.

Certain of the following discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933.  In some cases, forward-looking statements are identified by words such as “believe,” “anticipates,” “expects,” “intends,” “plans,” “will,” “may,” and similar expressions.  In addition, any statements that refer to our plans, expectations, strategies or other characterizations of future events or circumstances are forward-looking statements.  Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements.  Factors that could cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described in Item 3D. Risk Factors.

Overview

RadView develops and markets software for testing the performance, scalability and reliability of internet applications.

In April 2007, we adopted an open source approach for developing, marketing and selling software, with the open source model we aim to take a leadership position in the distribution of performance testing solutions for internet applications.  The wide distribution inherent in an open source model will acquaint a much broader section of the market with the WebLOAD. While a wide community of users and developers enjoy free access to a robust, proven product, we gain increased exposure to a commercial market that requires an enterprise-ready product, services and support.

We derive our software license revenues from perpetual licenses of our load testing products.  We derive the majority of our services revenues from support and maintenance arrangements and, to a lesser extent, from training and consulting services.  Substantially all of our revenues are denominated in U.S. dollars.

A portion of our software license revenues, and to a lesser extent our services revenues, was derived from royalty fees, license fees and engineering service fees from technology license transactions.  Revenues recognized under such arrangements totaled $730,000 in 2004, $928,000 in 2005 and $496,000 in 2006.  We expect that the impact of future technology license transactions, if any, will not represent a material portion of our total revenues.

We measure our operating success using both financial and non-financial metrics.  The financial metrics include revenue, gross profit, operating expenses, and loss from operations, as well as cash position and operating cash flow.  Other key metrics include product orders by industry segment, average deal size, repeat customer orders, and the portion of revenue that is generated by indirect channels.

We have incurred net losses since our inception.  Our net loss attributed to ordinary shares was $3.8 million in 2004, $2.5 million in 2005 and $2.7 million in 2006.  In 2005, the decrease in our net loss was primarily attributable to an increase in revenues and, to a lesser extent, lower operating expenses. The increase in our net loss in 2006 resulted primarily from the recording of an $0.8 million deemed dividend attributable to the preferred shares purchased in the original 2006 financing and  related additional investments. The deemed dividend reflects an adjustment of the financing components in light of their relative fair value. If we are to achieve future profitability, we must continue to increase our revenues while maintaining lower operating expenses.

Cash used in operating activities was $2.7 million in 2004, $1.9 million in 2005 and $2.9 million in 2006, attributable primarily to our net losses, partially offset by noncash charges such as depreciation expense and stock-based compensation along with changes in current assets and liabilities. We expect that operating expenses will constitute a material use of our cash resources.

In August, 2006, we closed a financing led by Fortissimo Capital Fund GP, LP, or Fortissimo, along with several co-investors including one of our directors and two existing shareholders, to provide for a minimum initial investment of $1.5 million and up to $2.25 million of additional investments, at the election of the investors, over 18 months; Fortissimo has made three additional investments to date, for a total amount of $1.7 million.

In March and May 2007, we closed private placements for investments by institutional investors  led by Meitav Underwriting Ltd., or Meitav, for an investment of approximately $3.4 million.

Our cash balance was $229,000 as of December 31, 2006. We believe that our existing cash and cash equivalents, that include the proceeds available from  the additional investments by Fortissimo in 2007 and the recent Meitav-led investments, will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next 12 months.

Critical Accounting Policies

General

We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles.  As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.  To fully understand and evaluate our reported financial results, we believe it is important to understand the significant estimates and judgments applied as they relate to our policies for revenue recognition, software development costs, and accounting for stock options.  More detailed descriptions of these policies are provided in Note 2 to the Consolidated Financial Statements.

Use of estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition

The Company generates revenues mainly from licensing the rights to use its software products. The Company also generates revenues from support and maintenance services and, to a lesser extent, training and consulting services. The Company sells its products primarily through its direct sales force and, to a lesser extent, through resellers and distributors considered as end-users.

The Company recognizes revenue in accordance with Statement of Position ("SOP") 97-2, Software Revenue Recognition, and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. Under SOP 97-2, revenues from software product licenses are recognized upon delivery of the software provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable and no further obligations exist. Revenues under multiple-element arrangements, which may include software licenses, support and maintenance, and training and consulting services, are allocated to each element based on their respective fair values based on vendor-specific objective evidence. This objective evidence represents the price of products and services when sold separately. When vendor-specific objective evidence of fair value exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method for recognition of revenues, when all other revenue recognition criteria are met.

Under the residual method, the Company defers revenues related to the undelivered elements based on their vendor specific objective evidence of fair value and recognizes the remaining arrangement fee for the delivered elements. When vendor-specific objective evidence of fair value for undelivered elements does not exist, and the only undelivered element is services, revenues from the entire arrangement are recognized over the term of the service agreement.

Revenues from time-based license and support and maintenance agreements are recognized ratably over the term of the time-based license or maintenance period, which is typically one year.  Revenues from training and consulting arrangements are recognized as the services are performed.

Revenue is recognized for software licenses sold to resellers or distributors at the time of delivery, provided that all revenue recognition criteria set forth in SOP 97-2 are fulfilled.

The Company generally does not grant a right of return to its customers.  When a right of return exists, revenue is deferred until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

Amounts collected or billed prior to satisfying the above revenue recognition criteria are reflected as deferred revenue. Deferred revenue primarily represents deferred maintenance revenue.

Research and development costs

The Company has evaluated the establishment of technological feasibility of its products in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. The Company sells products in a market that is subject to rapid technological change, new product development and changing customer needs. Accordingly, the Company has concluded that technological feasibility is not established until the development stage of the product is nearly complete. The Company defines technological feasibility as the completion of a working model. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short. Consequently, the amounts that could be capitalized are not material to the Company's financial position or results of operations. Therefore, the Company has charged all such costs to research and development expense in the period incurred.

Impairment of long-lived assets

The Company's long-lived assets are reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Severance pay

In accordance with Israeli compensation law, the Company is required to make severance payments to Israeli employees upon their termination of employment. The amount of such severance payments is based on the most recent monthly salary multiplied by the number of years of employment as of the balance sheet date. The Company has accrued for the estimated total cost of severance pay as computed as of the balance sheet date. Severance expense totaled $ 192,000 in 2004, $ 90,000 in 2005 and $ 116,000 in 2006.

The Company has partially funded its severance pay obligations by monthly deposits for insurance policies. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and is presented as an asset in the consolidated balance sheets.

Legal contingencies

We are not involved in any legal proceedings that are material to our business or financial condition.  We have received a claim letter from one of our software suppliers claiming the improper use of the supplier’s software interface in our open source product.  We have responded to the letter, denying any wrongdoing, and do not believe that the claim, if successful, would have a material adverse effect on our business or operations.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be reversed. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Stock based compensation

In December 2004, the FASB issued SFAS No. 123R (Revised 2004) ("SFAS 123(R)"), Share-Based Payment, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123(R), as amended, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual reporting period beginning after January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued.

The Company has elected to early adopt the provisions of SFAS 123(R) effective January 1, 2005 following the modified prospective method of adoption. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

The Company recognizes compensation expenses for the value of its awards, which have vested based on straight-line method over the requisite service period of each of the awards, net of estimated forfeitures.

As a result of adopting SFAS 123(R) on January 1, 2005, the Company's net loss ended December 31, 2006, is $128,000 lower than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net loss per Ordinary share for the year ended December 31, 2006, is $ 0.12 lower than if the Company had continued to account for share-based compensation under APB 25.

The Company has determined the fair value of share-based payments issued after January 1, 2005 and unvested options granted in prior periods using the Black-Scholes option valuation model, using the following weighted-average assumptions:

	Year Ended December 31,
	2004	2005	2006
Expected life of option	4 years	4 years	4 years
Dividend yield	—	—	—
Expected volatility	110%	123%	109%
Risk-free interest rate	3.4%	3.9%	4.72%

Expected volatilities are based on historical volatility of the Company's Ordinary shares. The Company uses historical data to estimate option exercises and employee terminations within the valuation model. The expected term of options granted is based on historical experience on which the Company estimated and represented the period of time that options granted are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve.

Share based payments are expensed straight-line.

For all periods presented before January 1, 2005, the Company elected to follow APB No. 25 and FASB Interpretation ("FIN") No. 44, Accounting for Certain Transactions Involving Stock Compensation, in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company adopted the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which amended certain provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year.

Pro forma information regarding the Company's net loss and net loss per share prior to the adoption of SFAS No. 123(R) has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation prior to January 1, 2005.

Year ended December 31, 2004
(In thousands, except per share data)

Net loss, as reported	$(3,780)
Add: Stock-based employee compensation included in reported net loss	84
Deduct: Total stock-based employee compensation expense under fair value based methods	(347)
Pro forma net loss	$(4,043)

Basic and diluted net loss per share:
As reported	$(0.19)
Pro forma	$(0.20)

The Company applies SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employee for Acquiring, or in Conjunction with Selling Goods or Services, with respect to options and warrants issued to nonemployees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date. No options or warrants were granted to nonemployees in 2005 or 2006.

Functional currency

A substantial portion of the Company’s revenues are in U.S. dollars, while a portion of our expenses, primarily salaries and related expenses incurred in our Israeli facility, is in NIS.  The Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates.  Thus, the functional and reporting currency of the Company is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”. Changes in currency exchange rates between the Company’s functional currency and the currency in which a transaction is denominated are included in the Company’s results of operations as financial income (expense) in the period in which the currency exchange rates change.

All exchange gains and losses from the above-mentioned remeasurement are reflected in the statements of operations and were not material for all periods presented. The representative rate of exchange was U.S. $1.00 to New Israeli Shekel ("NIS") 4.308 at December 31, 2004, U.S. $1.00 to NIS 4.603 at December 31, 2005 and U.S. $1.00 to NIS 4.225 at December 31, 2006.

5A: Results of Operations

The following table sets forth the consolidated statement of operations data as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2004	2005	2006
Revenues:
Software licenses	52.7%	55.6%	41.0%
Services	47.3%	44.4%	59.0%
Total revenues	100.0%	100.0%	100.0%

Cost of revenues:
Software licenses	1.8%	2.6%	1.9%
Services	7.0%	4.5%	3.1%
Total cost of revenues	8.9%	7.1%	5.0%

Gross profit	91.1%	92.9%	95.0%

Operating expenses:
Sales and marketing	75.9%	58.2%	57.8%
Research and development	56.4%	39.5%	35.3%
General and administrative	39.3%	35.5%	39.0%
Total operating expenses	171.6%	133.2%	132.1%

Operating loss	(80.5)%	(40.3)%	(37.1)%

Financial expense, net	(0.6)%	(3.4)%	(4.9)%

Deemed dividend	0.0%	0.0%	(20.6)%

Net loss attributable to ordinary shares	(81.1)%	(43.7)%	(62.6)%

Comparison of 2006 and 2005

Revenues

Total Revenues.   Total revenues were $5.6 million in 2005 and $4.3 million in 2006.  Total revenues decreased by $1,362,000, or 24%, due to a $1,381,000 decrease in product revenues offset by a $19,000 increase in services revenues.

Software License.   Software license revenues consist primarily of revenues from the license of our software products to end-users, resellers, and technology partners. Software license revenues were $3.1 million in 2005 and $1.8 million in 2006.  Software license revenues decreased by $1,381,000, or 44%, due to a decrease in sales.

Services.   Service revenues consist primarily of revenue from annual support and maintenance contracts and, to a lesser extent, training and consulting services. Services revenues were $2.5 million in each of 2005 and 2006.

Cost of Revenues

Cost of Software Licenses.   Cost of software licenses consists principally of direct product costs, such as product media and packaging, as well as royalties due to third parties.  Cost of software licenses was $147,000, or 4.7% of software license revenue in 2005 compared to $80,000, or 4.6% of software license revenue in 2006.  The reduction in the cost of software licenses resulted from lower third-party royalty payments attributable to decreased revenues from royalty-bearing products in 2006.

Cost of Services.   Cost of services consists principally of personnel related costs associated with customer support and training. Cost of services was $255,000, or 10.2% of service revenue in 2005 compared to $133,000, or 5.2% of service revenues in 2006. This decrease was due to lower personnel costs for support and maintenance services resulting from reductions in personnel and salary-related costs in 2006.

Operating Expenses

Sales and Marketing.   Sales and marketing expenses consist principally of salaries and commissions for sales personnel, recruiting costs, trade show costs, travel and other marketing costs such as lead generation activities, advertising and product promotion.  Sales and marketing expenses were $3.3 million, or 58.2% of total revenues in 2005 compared to $2.5 million, or 57.8% of total revenues in 2006.  The decrease in sales and marketing costs relate primarily to personnel reductions and lower marketing program spending.  We expect that our sales and marketing expenses will increase due to increases in product marketing activities to support the new open source model and to generate market awareness and product sales.

Research and Development.   Research and development expenses consist principally of salaries and related expenses required to develop and enhance our products.  Research and development expenses were $2.2 million, or 39.5% of total revenues in 2005 compared to $1.5 million, or 35.3% of total revenues in 2006.  These decreases resulted primarily from reductions in personnel and salary-related costs.  We expect that our research and development expenses will increase in 2007 as a result of recruiting personnel to support the development efforts for our next generation product offerings.

General and Administrative.   General and administrative expenses consist principally of executive, finance and administrative salaries and related expenses, and costs of being a publicly held company.  General and administrative expenses were $2.0 million, or 35.5% of total revenues in 2005 compared to $1.7 million, or 39% of total revenues in 2006.   The decrease in general and administrative costs in absolute dollars resulted primarily from increased professional fees incurred in 2006 arising from the financing transactions concluded in 2006 and a one time investment fee in 2006.  We expect that our general and administrative expenses will remain at the same level in 2007 because no material changes are expected.

Financial Income (Expense), Net.   Interest expense, net was $177,000 in 2005 resulting primarily from interest expense arising from borrowings under a revolving line of credit facility entered into in 2005, including amortization of deferred debt issuance costs, partially offset by interest income from lower invested cash balances in 2005. Interest expense, net was $160,000 in 2006 resulting primarily from interest expense arising from discount amortization and interest of convertible loan received from a related party.  We expect that our interest expense, net may increase in 2007 as a result of interest and discount amortization of convertible loan and warrants costs in connection with financings that occurred during 2007.

Currency translation gains and losses were $11,000 in 2005 and $50,000 in 2006.  The increase resulted from exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel.

Income Taxes.   We have an estimated net operating loss carry forward for Israeli tax purposes totaling approximately $13.2 million through December 31, 2006 that would reduce future Israeli income taxes, if any. These net operating losses may be carried forward indefinitely and offset against future taxable business income.  We expect that during the period these losses are utilized, our income would be substantially tax exempt.

Our U.S. subsidiary has net taxable losses for U.S. Federal and state tax purposes totaling approximately $36.7 million through December 31, 2006.  However, the Company has not evaluated under section 382 of the Internal Revenue Code what portion of such taxable losses are available for offset against future taxable income of the U.S. subsidiary following the change of control of the Company as a result of the 2006 financing.

We have recorded a full valuation allowance against all of our deferred tax assets since we believe it is not likely that those deferred taxes will be realized in the foreseeable future.

Comparison of 2005 and 2004

Years Ended December 31, 2004 and 2005

Revenues

Total Revenues.   Total revenues were $4.7 million in 2004 and $5.6 million in 2005.  Total revenues increased $982,000, or 21%, due to a $682,000 increase in product revenues and a $300,000 increase in services revenues.

Software Licenses.   Software license revenues consist primarily of revenues from the license of our software products to end-users, resellers, and technology partners.  Software license revenues were $2.5 million in 2004 and $3.1 million in 2005.  Software license revenues increased $682,000, or 28% in 2005, due to a $416,000 increase in revenues attributable to the expansion of our product offerings following the introduction of TestView suite and new versions of WebLOAD Analyzer, and $266,000 of incremental software license fees from technology license transactions.

Services.   Service revenues consist primarily of revenue from annual support and maintenance contracts and, to a lesser extent, training and consulting services.  Services revenues were $2.2 million in 2004 and $2.5 million in 2005.  Service revenues increased $300,000, or 14% in 2005, primarily due to $149,000 of incremental service revenues attributable to engineering services provided under technology transactions with OPNET and IXIA, and an $82,000 increase in maintenance service revenues derived from new customers and renewal orders.

Cost of Revenues

Cost of Software Licenses.   Cost of software licenses consists principally of direct product costs, such as product media and packaging, as well as royalties due to third parties.  Cost of software licenses was $86,000, or 3.5% of software license revenue in 2004 compared to $147,000, or 4.7% of software license revenue in 2005.  The increase in cost of software licenses resulted from higher third-party royalty payments attributable to increased revenues from royalty-bearing products in 2005.

Cost of Services.   Cost of services consists principally of personnel related costs associated with customer support and training.  Cost of services was $327,000, or 14.8% of service revenues in 2004, compared to $255,000, or 10.2% of service revenue in 2005.  This decrease was due to lower personnel costs for support and maintenance services resulting from staff reallocations made in late 2004 and through reductions in personnel and salary-related costs in July 2005.

Operating Expenses

Sales and Marketing.   Sales and marketing expenses consist principally of salaries and commissions for sales personnel, recruiting costs, trade show costs, travel and other marketing costs such as lead generation activities, advertising and product promotion.  Sales and marketing expenses were $3.5 million, or 75.9% of total revenues in 2004, compared to $3.3 million, or 58.2% of total revenues in 2005.  The decrease in sales and marketing costs relate primarily to personnel reductions and lower marketing program spending.

Research and Development.   Research and development expenses consist principally of salaries and related expenses required to develop and enhance our products.  Research and development expenses were $2.6 million, or 56.4% of total revenues in 2004, compared to $2.2 million, or 39.5% of total revenues in 2005.  These decreases resulted primarily from cost reductions through reductions in personnel and salary-related costs.

General and Administrative.   General and administrative expenses consist principally of executive, finance and administrative salaries and related expenses, and costs of being a publicly held company.  General and administrative expenses were $1.8 million, or 39.3% of total revenues in 2004, compared to $2.0 million, or 35.5% of total revenues in 2005.  The increase in general and administrative costs in absolute dollars resulted primarily from increased professional fees incurred in 2005 arising from the exploration of strategic alternatives, including the potential sale of our business.

Interest Income (Expense), Net.   Interest expense, net was $19,000 in 2004 resulting primarily from interest earned on invested cash balances.  Interest expense, net was $177,000 in 2005 resulting primarily from interest expense arising from borrowings under a revolving line of credit facility entered into in 2005, including amortization of deferred debt issuance costs, partially offset by interest income from lower invested cash balances in 2005 as compared to 2004.

Other Expense, Net.   Other income (expense), net consists principally of currency translation gains and losses.  Other expense, net was $45,000 in 2004 and $11,000 in 2005.  The decrease resulted from exchange rate fluctuations.

Income Taxes.   We have an estimated net operating loss carry forward for Israeli tax purposes totaling approximately $17.2 million through December 31, 2005 that would reduce future Israeli income taxes, if any. These net operating losses may be carried forward indefinitely and offset against future taxable business income.

Our U.S. subsidiary has a net taxable losses for U.S. Federal and state tax purposes, totaling approximately $34.6 million through December 31, 2005.  However, the Company has not evaluated under section 382 of the Internal Revenue Code what portion of such taxable losses are available for offset against future taxable income of the U.S. subsidiary following the change of control of the Company as a result of the 2006 financing.

We recorded a full valuation allowance against all of our deferred tax assets.

Impact of Inflation and Currency Fluctuations

A substantial majority of our revenues is received, and a majority of our expenses is incurred, in U.S. dollars.  Revenues denominated in U.S. dollars as a percent of total revenues were 94.8% in 2004, 88.9% in 2005 and 85.7% in 2006.  Expenses denominated in U.S. dollars as a percent of total expenses were 57.9% in 2004, 57.6% in 2005 and 53.3% in 2006.

A portion of our expenses, mainly salary and personnel costs related to our employees in Israel, is incurred in New Israeli Shekels, or NIS.  The salaries of our Israel-based employees are partially linked to increases in the Israeli consumer price index.  As a result, the U.S. dollar cost of our Israeli operations is influenced by inflation in Israel as well as the currency exchange rate between the NIS in relation to the U.S. dollar.  Any increase in the rate of inflation in Israel may have a negative effect on our operating results, unless such inflation is offset by a devaluation of the NIS in relation to the U.S. dollar.  Exchange rates between the NIS and the U.S. dollar fluctuate continuously, and therefore exchange rate fluctuations and especially larger periodic devaluations will have an impact on our operating results and period-to-period comparisons of its results.  The effects of foreign currency translations are reported in our financial statements in current operating results.

In addition to our operations in Israel, we also conduct sales operations in the U.S. and Europe. Transactions denominated in currencies other than the U.S. dollar or NIS were not material.

Market Risk

We currently do not invest in, or hold for trading or other purposes, any financial instruments subject to market risk. Except for a  $750,000 convertible loan obtained during 2006, we currently do not have any outstanding borrowings or other credit facilities.

Impact of Recently Issued Accounting Standards

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, Accounting for Income Taxes.  The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.  Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

The provisions of FIN 48 are effective beginning January 1, 2007.  The Company is currently evaluating the effect of the adoption of FIN 48 on our financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statement does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities.” This statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Standard 's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159.

Effective Corporate Tax Rate

Israeli companies are currently subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and years thereafter.  However, we have derived, and expect to continue to derive, a substantial portion of our income under our Approved Enterprise capital investment program.  Subject to compliance with applicable requirements, such income will be tax exempt for a period of two years and will be subject to a reduced corporate tax rate of 25% in the following five to eight years, subject to the level of foreign shareholders holdings in our ordinary shares.  Tax benefits for each capital investment program are only effective in restricted periods according to the Encouragement of Capital Investments Law.  If we do not comply with the applicable requirements, the tax benefits may be canceled.  We believe that we comply with these conditions.  If we operate under more than one approval, or if our capital investments are only partially approved, our effective tax rate will be a weighted combination of the various applicable tax rates.  We may not be able to obtain approval for additional Approved Enterprise programs.  Since we have incurred tax losses through December 31, 2006, we have not yet used the tax benefits for which we are eligible.

Passive Foreign Investment Company Status

General

Under U.S. federal income tax laws, we will be treated a passive foreign investment company, or PFIC, in any tax year if, in such tax year, either 75% or more of our gross income is passive in nature, also referred to as the Income Test, or, on average for such tax year, 50% or more the fair market value of our assets produce or are held for the production of passive income, also referred to as the Asset Test.  We must make a separate determination each year as to whether we are a PFIC.  As a result, our PFIC status may change from year to year.  Classification as a PFIC may have important and adverse tax implications to U.S. Holders.  For purposes of this summary, a U.S. Holder is a holder of our ordinary shares that is, for U.S. income tax purposes:

•                  a citizen or resident of the United States;

•                  a domestic U.S. corporation;

•                  an estate, the income of which is subject to U.S. federal income tax regardless of the source of its income; and

•                  any trust if either (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

In applying the Asset Test, the average fair market value of our assets is determined on the basis of the average fair market value of our assets as of the end of each quarter of the tax year.  The value of the total assets of a publicly traded foreign corporation is generally equal to the sum of the aggregate value of its outstanding stock plus its liabilities.  Although we may no longer be “publicly traded” for this purpose, we believe our share price continues to provide the best indication of the fair value of our assets for this purpose.

Our Determination of PFIC Status

Based on the composition of our income and assets for purposes of the Income Test and the Asset Test, respectively, we believe that we were a PFIC for the 2002 and 2003 tax years, but we do not believe we were a PFIC for the 2004, 2005 and 2006 tax years.  There can be no assurance that we will not be treated as a PFIC in any future tax year.  Although we generally will be treated as a PFIC as to any U.S. Holder if we are a PFIC for any year during such U.S. Holder’s holding period of our ordinary shares, such U.S. Holder may avoid the consequences of PFIC classification for years after we cease to be a PFIC by making an election, as described below.  In view of the complexity of the issues regarding our treatment as a PFIC, U.S. Holders are urged to consult their own tax advisors for guidance as to our status as a PFIC.

Tax Consequences if We Are a PFIC

There are no U.S. federal income tax consequences to a non-U.S. Holder if we are classified as a PFIC.

If we are a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder’s holding period of our ordinary shares and such U.S. Holder does not make either of the special elections described below, any gain recognized by such U.S. Holder upon the sale of ordinary shares, or upon the receipt of certain distributions, will be treated as ordinary income.  Such income generally would be allocated ratably over the U.S. Holder’s holding period of our ordinary shares.  The amount allocated to prior years, with certain exceptions, will be subject to tax at the highest tax rate in effect for those years and an interest charge will be imposed on the amount of deferred tax on the income allocated to the prior taxable years.

Although we generally will be treated as a PFIC as to any U.S. Holder if we are a PFIC for any year during such U.S. Holder’s holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. Holder may avoid PFIC classification for subsequent years by electing to recognize gain based on the unrealized appreciation in the ordinary shares through the close of the tax year in which we cease to be a PFIC.  Additionally, if we are a PFIC, a U.S. Holder who acquires ordinary shares from a decedent will be denied the normally available step-up in tax basis for our ordinary shares to fair market value at the date of death and instead will have a tax basis equal to the lower of fair market value or the decedent’s tax basis.

For any tax year in which we are determined to be a PFIC, U.S. Holders may elect to treat their ordinary shares as an interest in a qualified electing fund, or a QEF Election, in which case such U.S. Holders would be required to include in income currently their proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of such earnings and profits are actually distributed to such U.S. Holders.

Any gain subsequently recognized upon the sale of their ordinary shares by such U.S. Holders generally would be taxed as capital gain and a denial of the basis step-up at death would not apply.

A U.S. Holder may make a QEF Election with respect to a PFIC for any taxable year of the U.S. Holder.  A QEF Election is effective for the year in which the election is made and all subsequent taxable years of the U.S. Holder.  Procedures exist for both retroactive elections and the filing of protective statements.  A U.S. Holder making the QEF Election must make the election on or before the due date, as extended, for the filing of the U.S. Holder’s income tax return for the first taxable year to which the election will apply.

A U.S. Holder must make a QEF Election by completing Form 8621, Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, and attaching it to their U.S. federal income tax return, and must satisfy additional filing requirements each year the election remains in effect.  We intend to provide to each U.S. Holder, upon request, the tax information required to make a QEF Election and to make subsequent annual filings.

As an alternative to a QEF Election, a U.S. Holder of PFIC shares that are “marketable” generally may be able to avoid the imposition of the special tax and interest charge described above by electing to mark to market the ordinary shares, or a Mark-to-Market Election.  Our ordinary shares ceased being “marketable” for purposes of the Mark-to-Market Election in 2004, however, and as a result, any such election made by a U.S. Holder for a prior year terminated automatically as of the beginning of our 2004 tax year.

U.S. Holders should consult their own tax advisors regarding the eligibility, manner and advisability of making a QEF Election, the consequences of the automatic termination of any existing Mark-to-Market Election in 2004, and the effect of these elections on the calculation of the amount of foreign tax credit that may be available to them.

A U.S. Holder who beneficially owns shares of a PFIC must file Form 8621 with the U.S. Internal Revenue Service for each tax year in which the U.S. Holder holds shares in a PFIC.  This form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.

The summary above is based on current provisions of the United States Internal Revenue Code of 1986, as amended, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect.  This summary is limited to a description of certain of the material U.S. federal income tax consequences to U.S. Holders of our status as a PFIC and does not consider any other aspects of U.S. federal income taxation that may be relevant to U.S. Holders, nor does it consider all aspects of the PFIC regime that may be relevant to particular U.S. Holders by reason of their particular circumstances.  This summary is directed only to U.S. Holders that hold ordinary shares as capital assets and does not address the considerations that may be applicable to particular classes of U.S. Holders, including tax-exempt organizations, holders of ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” U.S. Holders who own, directly, indirectly or through attribution, 10% or more of our outstanding ordinary shares, and persons who own ordinary shares through a partnership or other pass-through entity.

Rules relating to the income tax consequences of being treated as a PFIC are very complex.  U.S. Holders are urged to consult their own tax advisors regarding the application of the PFIC rules to their investment in our ordinary shares.

Grants and Participation

We have recently received approval for the participation of the Office of the Chief Scientist (“OCS”) of Israel’s Ministry of Industry, Trade and Labor in our Open Source Web Testing project for 2007, in the amount of up to approximately US$460,000, although we cannot assure that an agreement with the OCS will be successfully concluded or the amount of the grant that we will receive.

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs approved by a research committee of the OCS, are eligible for grants in exchange for payment to the Government of royalties from the sale of products developed in accordance with the Program. In order to be eligible, the applicant must be an Israeli company that proposes to invest in the development of industrial know-how, the development of new products, the development of new processing or manufacturing procedures or the development of significant improvements to an existing process or product. A committee of the OCS reviews the applications, evaluates the feasibility of the proposal, determines whether or not to approve a grant, and also determines the extent of Chief Scientist funding (within a range specified by the law) for approved projects. Depending on the nature of the project, the OCS grants generally amount up to 50% of the approved research expenses.

Under the terms of the grant for which we recently received approval from the OCS, and subject to our finalizing the agreement and other documents required, we will be obligated to pay royalties of between 3% and 6% on sales of products incorporating know-how developed within the framework of each funded program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of up to 100% of the dollar-linked value of the total grants received. The royalties payable are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the date the grants received.

The Research Law requires that the manufacture of any product developed as a result of research and development funded by the Israeli Government take place in Israel. If any of the manufacturing is performed outside of Israel, the company would ordinarily be required to pay royalties at an increased rate and to increase the aggregate repayment amount to between 120% and 300% of the grant amount, depending on the manufacturing volume that is performed outside Israel, except in special cases that receive the prior approval of the research committee, and subject to certain payments to be made to the Israeli Government (generally an amount no less that the aggregate grants plus interest less royalties paid).

The Research Law also provides that know-how from the research may not be transferred to third parties in Israel without prior approval of the research committee. This approval, however, is not required for the sale or export of any products resulting from such research and development. Approval of such transfer of know-how may be granted in specific circumstances, only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. The Research Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the significant stockholders of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events.

In recent years, the funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel have been reduced, and the Israeli authorities have indicated that the government may further reduce or abolish Office of the Chief Scientist grants in the future.

Conditions in Israel

We are incorporated under the laws of Israel. Our offices and product development and manufacturing facilities are located in Israel. As a consequence, we are directly affected by political, economic and military conditions in Israel. Our operations would be substantially impaired if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed. See also Item 3D—Risk Factors.

Political and Economic Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. While a peace agreement between Israel and Egypt was signed in 1979,  economic relations have been limited. A peace agreement between Israel and Jordan was signed in 1994. However, as of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon. No prediction can be made as to whether any other written agreements will be entered into between Israel and its neighboring countries, whether a final resolution of the area’s problems will be achieved, the nature of any such resolution or whether civil unrest will resume and to what extent such unrest would have an adverse impact on Israel’s economic development or on our operations in the future.

There is substantial uncertainty about how or whether any peace process will develop or what effect it may have upon us. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinians which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to continue to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. In July 2006, Israel became involved in a major military conflict with the Hizbullah organization in Lebanon, which subjected the north of Israel to missile attacks.  Israel’s military operations required the drafting of a substantial number of reserve soldiers. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on our business, financial condition or results of operations.

The future of relations between Israel and the Palestinian Authority is uncertain.  Terrorist attacks, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations.  We cannot predict the effect on us of the increase in the degree of violence against Israel or the effect of military action elsewhere in the Middle East.  Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of the increase in hostilities. This may also materially adversely affect our operating results, financial condition and the expansion of our business.

Some of our employees are obligated to perform annual reserve duty in the Israel Defense Forces and may, at any time, be called for active military duty. While we have operated effectively under those and similar requirements in the past, no assessment can be made of the full impact of such requirements on us in the future, particularly if emergency circumstances occur.

In recent years Israel has undergone a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel deteriorate.

In 1998, the Israeli currency control regulations were liberalized dramatically. As a result, Israeli citizens can generally freely purchase and sell Israeli currency and assets. The Government of Israel has periodically changed its policies in these areas. There are currently no Israeli currency control restrictions on remittances of dividends on ordinary shares or proceeds from the sale of ordinary shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The costs of our operations in Israel are generally incurred in New Israeli Shekels (“NIS”). If the inflation rate in Israel exceeds the rate of devaluation of the NIS against the US Dollar in any period, the costs of our Israeli operations, as measured in US Dollars, could increase. Israel’s economy has, at various times in the past, experienced high rates of inflation.

Like many Israeli companies, we receive tax benefits from the Israeli Government. We also participate in programs sponsored by the Israeli Government. The reduction or termination of any such programs or tax benefits, especially those benefits available as a result of the “Approved Enterprise” status of facilities in Israel, could have a materially adverse effect on our business.

5B: Liquidity and Capital Resources

Cash and cash equivalents totaled $166,000 as of December 31, 2005 and $229,000 as of December 31, 2006.  Restricted cash totaled $21,000 as of December 31, 2006.

Cash used in operating activities was $2.7 million in 2004, $1.9 million in 2005 and $1.9 million in 2006. Cash used in operating activities has resulted substantially from our reported net losses partially reduced by noncash items such as depreciation and stock-based compensation, and changes in current assets and liabilities and deferred revenues.Cash used in operating activities in 2004 was due primarily to a net loss of $3.8 million, a decrease of $128,000 in accounts payable and a decrease of $291,000 in accrued restructuring charge, partially offset by noncash items and a decrease of $73,000 in accounts receivable.  The accounts payable decreased as a result of lower operating expenditures. The accrued restructuring charge decreased as a result of the payments made in 2004.  Accounts receivable decreased as a result of decreased order volume and favorable collection activities.

Cash used in operating activities in 2005 was due primarily to a net loss of $2.5 million, an increase of $74,000 in accounts receivable, a decrease of $15,000 in accrued severance pay, and a decrease of $246,000 in deferred revenue, partially offset by noncash items, a decrease of $196,000 in prepaid expenses and other current assets and an increase of $331,000 in accounts payable.  Accounts receivable increased as a result of incremental amounts to be collected under a technology license agreement entered into in December 2005. Accrued severance pay decreased due to the termination of several employees in Israel during 2005.

Deferred revenues decreased due primarily to the recognition of deferred technology license fees during 2005.  Prepaid expenses and other current assets decreased as a result of lower prepayments of insurance policies and vendor maintenance contracts.  Accounts payable increased due to increased professional costs incurred at end of 2005 and slower payments to vendors.

Cash used in operating activities in 2006 was due primarily to a net loss of $1.8 million, a decrease of $184,000 in accounts receivable, a decrease of $63,000 in accrued severance pay, and a decrease of $489,000 in deferred revenue, partially offset by noncash items an increase of $125,000 in accrued expenses and a decrease of $142,000 in accounts payable. Accounts receivable decreased as a result of revenues reduction and due to the absence of incremental amounts to be collected under technology license agreements as opposed to 2005 when a technology license agreement was entered into in December 2005. Deferred revenues decreased due primarily to the recognition of deferred technology license fees during 2006 and vendor maintenance contracts. Accounts payable decreased due to payments before year end and a decrease in the US subsidiary’s activity.

Cash used in investing activities was $1,000 in 2004, $54,000 in 2005 and $21,000 in 2006.  Cash used in investing activities in 2004 was for the purchase of $65,000 in property and equipment offset by a decrease of $64,000 in operating lease deposit. Cash used in investing activities in 2005 for the purchase of $79,000 in property and equipment and investment in restricted cash of $40,000 was partially offset by the decrease of $65,000 in operating lease deposit.  Cash used in investing activities in 2006 was for the purchase of $40,000 in property and equipment partially offset by the decrease in restricted cash of $19,000.

Cash provided by financing activities was $1.8 million in 2004 consisting primarily of the net proceeds from a private placement in March 2004 of 3,333,331 of our ordinary shares, plus warrants and additional investment rights for an aggregate purchase price of $2.0 million.  There was no net cash provided by financing activities in 2005 attributable to the issuance of warrants for $52,000 and borrowings of $1.3 million under the revolving line of credit, entirely offset by repayments totaling $1.3 million under the revolving line of credit and payment of debt issuance costs of $70,000. Cash provided by financing activities was $2.0 million in 2006 consisting, as more fully described below, primarily of the net proceeds from a share purchase agreement in August 2006 for 25,000,000 of our preferred shares, plus warrants and additional investment rights for an aggregate purchase price of $750,000, a convertible loan of $750,000 and a subsequent investment of $700,000 in December 2006 of 23,333,334 of our preferred shares, plus warrants. The proceeds from the share purchase in 2006 were offset by issuance costs and a $70,000 repayment under the revolving line of credit.

In May 2005, we entered into a one-year revolving line of credit facility with Comerica Bank for borrowings of up to $2.0 million.  Advances under the facility were limited to the lesser of $2.0 million or the sum of 75% of eligible accounts receivables plus $1.0 million.  In December 2005, our borrowings under the credit facility exceeded the collateral base and, as a result, we triggered an event of default.  We agreed upon a repayment plan with Comerica Bank to repay the outstanding borrowings under the facility in installments through January 2006.  As of December 31, 2005, we had an outstanding balance under the facility of $70,000.  In January 2006, all outstanding borrowings under the credit facility were fully repaid and the revolving line of credit facility was terminated.

In August 2006, we closed a financing with Fortissimo Capital Fund GP LP, or Fortissimo, on behalf of several limited partnerships in which it serves as general partner and other co-investors including one of our directors and two existing shareholders, or the Investors.  The initial financing was for $1.5 million consisting of $750,000 to purchase 25,000,000 of convertible preferred shares, or Preferred Shares, at a price of $0.03 per share and $750,000 as a convertible loan.  The financing also provides for an additional investment, at the option of the Investors, to purchase up to an additional 75 million Preferred Shares for up to $2.25 million, at a price of $0.03 per share, for a period of 18 months after the closing of the initial investment.  Each Preferred Share is convertible into one of our ordinary shares, subject to adjustment for anti-dilution events.  Each Preferred Share receives the same voting rights as ordinary shares, except Preferred Shares are entitled to elect the majority of our board of directors and have approval rights over specified actions.  Each Preferred Share is entitled to a preference in liquidation over our ordinary shares.  The Investors also received warrants to purchase up to 18,750,000 Preferred Shares in connection with the initial investment and up to 56,250,000 Preferred Shares in the event they make the additional investment.  The warrants have an exercise price of $0.04 per share for a period of five years from date of issuance.

In order to secure additional financing in the last quarter of 2006 and the first quarter of 2007, the Company requested Fortissimo to accelerate the exercise of its right under the financing to make additional investments.  The Company and Fortissimo entered in a series of addendum to the share purchase agreement of April 2006 for Fortissimo’s additional investment and purchase as follows: the purchase on December 24, 2006 of 23,333,334 Preferred Shares and 17,500,000 Preferred Warrants for $0.7 million (the “First Addendum”), the purchase on February 7, 2007 of 16,666,667 Preferred Shares and 12,500,000 Preferred Warrants for $.5 million (the “Second Addendum”) and the purchase on March 20, 2007 of 16,666,667 Preferred Shares and 12,500,000 Preferred Warrants for $.5 million (the “Third Addendum”).

Pursuant to each of the First, Second and Third Addendums, respectively, and in consideration of the acceleration of the additional investment rights, the Company undertook to grant Fortissimo a new option (each a “New Option”) to acquire on the same terms and conditions the same number of shares and warrants as purchased under the respective Addendum.  The New Option is subject to the right of the Company for a period of 12 months from the date of issuance of the New Option to buy back any shares and warrants purchased under the Addendum by payment to Fortissimo of the purchase price paid for the shares and warrants under the Addendum plus interest at the annual rate of 8%.  The grant of each New Option is subject to the approval of the Company’s shareholders, and the Company undertook to seek such approval at the next annual shareholders meeting.

The convertible loan under the financing bears interest at 8.0% per annum.  The convertible loan plus, at the election of the Investors, any accrued interest thereon, is convertible into Preferred Shares at a conversion price of $0.03 per share.  The convertible loan matures three years from the closing date of the initial investment and, if not converted by such date, becomes due and payable 30 days thereafter.

The financing also provided for us to enter into an management services agreement with Fortissimo, under which Fortissimo will provide management and board services in consideration a minimum fee of $50,000 per year payable quarterly plus an additional amount of up to $70,000 payable at the end of each year that we are profitable, provided that such additional amount may not to exceed the available profits.

In March and May 2007, we closed two private placements for our ordinary shares to several institutional investors led by Meitav Underwriting Ltd., or Meitav, totaling approximately $3.4 million for the purchase of 56,378,980 ordinary shares at a price per share of $0.06 and warrants to purchase 39,465,286 ordinary shares at a price per share of $0.06. We undertook to use our best efforts to file a registration statement for the ordinary shares no later than July 20, 2007.

We expect that operating expenses will constitute a material use of our cash resources.  We believe that our existing cash and cash equivalents, along with amounts available under the recent additional investments by Fortissimo and the Meitav private placements, will be sufficient to meet our anticipated needs for working capital for at least the next 12 months.

Contractual Obligations

We lease all of our office facilities under noncancellable operating leases that expire over varying terms through 2009, other than the suite rental in San Ramon, California which is on a month to month basis.

Financial Instruments and Commitments

Not Applicable

5C: Research and Development

Our research and development expenses were $2.6 million in 2004, $2.2 million in 2005 and $1.5 million in 2006.  For additional information, see Item 4B. — “Business Overview — Research and Development.”

5D: Trend Information

Not applicable

5E: Off-Balance Sheet Arrangements

Not applicable

5F: Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2006, summarizes the aggregate effect that these obligations are expected to have on our cash flows:

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Operating leases	$364	$155	$209	$—	$—
Severance pay(1)	417	—	—	—	417
Total	$781	$155	$209	$—	$417

(1)             Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. These obligations are payable only upon the termination of the respective employee and may be reduced if the employee’s termination is voluntary.

Item 6: Directors, Senior Management and Employees

6A: Directors and Senior Management

The following table contains certain information about our directors, and executive officers:

Name	Age	Position
Jaron Lotan	48	Chairman of the Board
Yochai Hacohen	41	Director; Chief Executive Officer and President
Ilan Kinreich	48	Director; Chief Strategy Officer
Eli Sofer	39	Chief Financial Officer
Limor Stoller	38	Vice President of Finance
Shai Beilis	58	Director
David Assia	55	External Director
Eli Blatt	44	Director

JARON LOTAN has served as a Director and the Chairman of the Board since May 2006.  Mr. Lotan served as the President and Chief Executive Officer of Technomatix Technologies Ltd., a provider of digital manufacturing solutions, from October 2002 until the sale of that company to UGS Corp. in April 2005.  He was appointed Chief Executive Officer of Technomatix in January 2004.  Following the acquisition of Technomatix Technologies Ltd., Mr. Lotan served as Senior Vice President of UGS Corp. from April 2005 until September 2005.  Prior to joining Technomatix in October 2002, he was corporate executive vice president for business and strategy at Orbotech Ltd., a supplier of automated optical inspection and other productivity solutions for the electronics industry, responsible for the worldwide sales, marketing and support organization, corporate marketing activities, and strategy and business development.  Prior to this, Mr. Lotan served as president of the Orbotech PCB Division and president of Orbotech Europe.  Before joining Orbotech in 1992, he co-founded and served as general manager, North America for Rosh Intelligent Systems, a software company offering knowledge-based solutions to customer support organizations. Mr. Lotan holds a B.A. in Economics and Mathematics and an M.A. in Economics both from the Hebrew University in Jerusalem, Israel.

YOCHAI HACOHEN has served as a Director of the Company since February 2006.  On June 11, 2006, Mr. Hacohen was appointed as interim President and Chief Executive Officer, which appointment was made permanent by action of the Board of Directors on December 26, 2007.  Mr. Hacohen joined Fortissimo in May 2004 and became a partner in January 2005.  He currently serves on the boards of directors of Fortissimo Acquisition Corp. and Soda-Club Enterprises N.V.  From October 2003 through May 2004, Mr. Hacohen served as the General Manager of a U.S. division of Magal Security Systems Ltd., a provider of hardware and software solutions for the surveillance market.  From October 1998 through September 2002, Mr. Hacohen served as the Director of EMEA Sales and Marketing for the video recording division of Nice Systems Ltd., a provider of digital video and audio recording solutions.  Mr. Hacohen holds a B.Sc. degree in Biotechnology and M.B.A. degree in Marketing from Tel Aviv University.  Mr. Hacohen also served in an elite intelligence unit in the Israel defense forces.

ILAN KINREICH is the Company’s founder and served as the Company’s Chief Executive Officer and President since inception of its operations in 1993 until June 11, 2006, when he relinquished that position and became the Company’s Chief Strategy Officer. Mr. Kinreich has served as a director of the Company since 1993.  From August 1989 to February 1991, Mr. Kinreich was a co-founder and Vice President of Research and Development at Mercury Interactive, a software testing company. From May 1985 until joining Mercury Interactive, Mr. Kinreich held the position of Research and Development Manager at Daisy Systems.  Prior to that, Mr. Kinreich was part of the integration team for the Lavi jet fighter.  Prior to this, Mr. Kinreich served seven years in the Israel Defense Forces, holding the rank of Captain, where he led development and deployment of command and control systems. Mr. Kinreich holds a B.Sc. degree in Mathematics and Computer Science from Bar Ilan University.

ELI SOFER serves as the Company’s Chief Financial Officer since April 2007.  From 2004 until 2006, Mr. Sofer served as Adamind Ltd.’s Chief Financial Officer and General Manager. For the four years prior to joining Adamind, Mr. Sofer worked for Emblaze Ltd. holding the position of Transcoding business unit manager and earlier served as corporate controller.  Before joining Emblaze in 2000, Mr. Sofer served for two years as the assistant controller at ADC Ltd. and from 1994 to 1998  he was a senior accountant at Somekh Chaiken, a member of KPMG Global.  Mr. Sofer holds an M.B.A. in Finance and Accounting and a B.A. in Economics and Accounting from Bar Ilan University, Israel.  Mr. Sofer replaced Christopher Dineen who had served as the Company’s Chief Financial Officer from June 2003 until August 2006.

LIMOR STOLLER, served as the Company’s Director of Finance since July 2004 until her appointment as Vice President of Finance in August 2006.  From November 2001 until July 2004, Ms. Stoller served as the Company’s Controller.  From December 1997 until June 2001, Ms. Stoller served as the International Controller at Check Point Software Technologies Ltd.  From June 1994 until December 1997, Ms. Stoller was an auditor with the accounting firm of Deloitte Brightman Almagor, a member of Deloitte Touche Tohmatsu.  Ms. Stoller received a B.A. in Accounting and Economics from Tel Aviv University and an M.B.A. in Finance and Accounting from The College of Management in Israel and is a Certified Public Accountant.

SHAI BEILIS has served as a Director since May 1998 and served as Chairman of the Board from May 2001 until May 2006. Mr. Beilis has been the Chairman and Managing Partner of Formula Ventures Ltd. since December 1998.  From January 1995 until joining Formula Ventures Ltd., Mr. Beilis served as the Chief Executive Officer of Argotec Ltd., a wholly-owned subsidiary of Formula Systems (1985) Ltd., established in 1993 to capitalize on investment opportunities in the IT sector, where he was responsible for initiating, overseeing and managing Argotec’s investments.  Before joining Formula Systems (1985) Ltd., Mr. Beilis served as Chief Executive Officer of Clal Computers and Technology Ltd. and was employed by Digital Equipment Corporation.  Mr. Beilis serves as a director for Blue Phoenics Ltd. and several private companies.  Mr. Beilis is a director and principal shareholder of Shem Basum, Ltd.  Mr. Beilis holds a B.S. degree in Mathematics and Economics from the Hebrew University in Jerusalem, Israel and a M.S. degree in Computer Science from the Weizmann Institute of Science.

DAVID ASSIA has served as an External Director of the Company since November 2002. Mr. Assia, a co-founder and acting CEO since August 2005 of Magic Software Enterprises Ltd., has served as Chairman and/or Vice Chairman of Magic Software since 1986, and as a director of Magic Software since its inception in 1984. From 1986 until September 1997, he was Chief Executive Officer of Magic Software. He also serves as a Director of Aladdin Knowledge Systems Ltd., Babylon Ltd.,Enformia Ltd, the Israel Electronics & Software Association and the Weizmann Institute of Science.   Mr. Assia holds B.A. and M.B.A. degrees from Tel Aviv University.

ELI BLATT has served as Director of the Company since April 2006.  Mr. Blatt joined Fortissimo as a partner in January 2005.  He currently serves on the boards of directors of Fortissimo Acquisition Corp. and Soda-Club Enterprises N.V.  From March 1999 through May 2004, Mr. Blatt served as the Chief Financial Officer and Vice President of Operations of Noosh, Inc., a supplier of cross-enterprise e-business software solutions.  From September 1997 through February 1999, Mr. Blatt served as the Director of Operations for CheckPoint Software Technologies Inc., an internet security company, where he was responsible for OEM operations, product licensing and customer service. Mr. Blatt currently serves on the board of directors of Telrad Networks and NUR Macroprinters Ltd.  Mr. Blatt holds a B.Sc. degree in Industrial Engineering from Tel Aviv University and an MBA degree from Indiana University.  Mr. Blatt also served as a fighter pilot in the Israeli air force.

6B: Board Compensation

The Company reimburses its directors for expenses incurred to attend meetings of the Board of Directors and any committees of the Board of Directors.  The Company has made in the past and will make in the future annual cash payments in the amount of $5,000 to each of its non-employee directors and has granted options to purchase ordinary shares to its directors from time to time.  However, pursuant to the terms of the management services agreement entered into by the Company and Fortissimo, Messrs. Hacohen and Blatt are  not be entitled to cash remuneration or compensation for their services as directors other than the management fee payable to Fortissimo under the management services agreement.  Mr. Hacohen, who is serving as the Company’s Chief Executive Officer and President has received cash compensation for his service as an employee director from July 2006 and, as described below, will receive additional cash compensation and options from the Company for such service, subject to the approval of the shareholders at the next annual meeting.

The following table sets forth the aggregate compensation paid or accrued for services rendered to the Company in all capacities for the fiscal year ended December 31, 2006 by its directors and executive officers.

	Salaries, Directors Fees, Service Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits
All directors and officers as a group (then 9 persons)	$529,944	$85,497

Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses, reimbursed to such officers, and other fringe benefits commonly reimbursed or paid by companies in the location at which the particular executive officer is located. See also Item 7 — “Major Shareholders and Related Party Transactions” for a discussion of the stock options granted to directors and executive officers.

Jaron Lotan, as the Chairman of the Board, receives cash compensation based on an annual salary rate of $240,000 on a pro-rata basis according to the actual number of days per week that Mr. Lotan provides services to the Company, not to exceed $70,000 in the aggregate in the first 12 months of service.  The Company also granted to Mr. Lotan an option to purchase 455,000 ordinary shares under the Key Employee Share Incentive Plan, equivalent to one percent of the Company’s issued and outstanding ordinary shares and preferred shares, on an as-converted basis, immediately after the closing of the initial investment in the 2006 financing. Mr. Lotan is entitled to anti-dilution protection for any additional investments pursuant to the 2006 financing, by way of the grant of additional options to purchase one percent of the incremental number of issued and outstanding ordinary shares and preferred shares (on an as-converted basis) immediately following each additional investment.  The options vest over a 12-month term from the date of grant, with 50% vesting after six months and the remaining 50% vesting after 12 months.  In the event of a change in control of the Company, 50% of all then unvested options shall become immediately vested.  Additionally, as a bonus to Mr. Lotan upon the Company attaining certain milestones that are to be agreed upon between Mr. Lotan and the Company, Mr. Lotan will be granted additional fully-vested options to acquire up to one percent of the Company’s issued and outstanding ordinary shares and preferred shares (on an as-converted basis) and such options will receive identical anti-dilution protection, as described above.

The exercise price of the options granted to Mr. Lotan was between $0.06 and $0.08 and options to be granted to him shall be equal to the market price on the then current date of grant.

Ilan Kinreich is both a director and an employee of the Company, serving as Chief Strategy Officer since June 11, 2006 when he relinquished the positions of Chief Executive Officer and President.  Mr. Kinreich’s compensation was adjusted effective with his relocation to Israel, in August 2006, to $120,000 and he is eligible for quarterly bonuses of up to 30% of his salary based upon achievement of management objectives.  Mr. Kinreich is entitled to severance pay if his employment is terminated without cause: (a) equal to six months salary if such termination is within one year of his relocation or (b) equal to three months salary if such termination is after one year of his relocation.  The Company has granted to Mr. Kinreich an option to purchase 2,500,000 ordinary shares under the Key Employee Share Incentive Plan.  In connection with such grant, Mr. Kinreich agreed to relinquish and cancel all of his then existing outstanding stock options, which totaled 950,000 options at a weighted average exercise price of $0.42 per share as of May 31, 2006.  In addition, Mr. Kinreich was granted an additional option to purchase 625,000 ordinary shares and, subject to the approval of the Board of Directors in each year, he is also entitled to receive an option to purchase 625,000 ordinary shares in each of the three successive years, for a combined total of 2,500,000 additional options.  All options granted to Mr. Kinreich as described above will vest quarterly over a four-year term from their respective date of grant.  The exercise price of each option granted to Mr. Kinreich has been or will be set at the market price on the date of grant.  In the event of a change in control of the Company, 50% of all then unvested options shall become immediately vested.

Yochai Hacohen is both a director and an employee of the Company, serving first as interim and now permanent Chief Executive Officer and President.  In connection with his services as interim Chief Executive Officer and President, the Company has paid to Mr. Hacohen an annual salary of $125,000 (effective as of July 1, 2006).  The Company will submit to the approval of the shareholders at the next annual meeting the terms of his compensation package as CEO and President under which (i) his compensation will be increased by 20% on the anniversary of the effective date; (ii) he is entitled to options under the Company’s Key Employee Share Incentive Plan for ordinary shares representing 5% of the outstanding shares of the Company on the effective date, such options to vest quarterly over four years (50% of which shall vest immediately on a change of control); and (iii) he is entitled to a bonus of up to 50% of his annual salary upon achievement of certain milestones.

As of December 31, 2006, all directors and officers as a group (then 9 persons), held options to purchase 4,117,712 of our ordinary shares.  Out of such options, 134,375 expire in 2007, 157,504 expire in 2008, 12,500 expire in 2010, 3,580,000 expire in 2011 and 233,333 expire in 2012, at exercise prices ranging from $0.06 to $0.945.

6C: Board Practices

Board Meetings and Committees

Our Board of Directors is currently comprised of 6 directors. The directors are elected at the annual shareholders meeting, to serve until the next annual meeting of our shareholders and until their respective successors are elected and qualified, with the exception of the external directors who, by rule of the Israeli Companies Law 1999, serve for three years. The Board of Directors has established two committees, the Audit Committee and the Compensation Committee, each of which is briefly described below.

The Board of Directors does not have a nominating committee or any committee performing similar functions; however, the Board of Directors has adopted the nominations process described below with respect to the consideration and nomination of candidates to serve on the Board of Directors.  The Board of Directors adopted a nominating process rather than a nominating committee because the nominating process provides greater flexibility and improved participation by allowing all eligible members to contribute instead of assigning the duties to a static group of members.

Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as “external directors”. No person may be appointed as an external director if the person, or a relative, partner or employer of the person, or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed or with any entity controlling or controlled by such company or by the entity controlling such company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (which term includes a director).

In addition, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender. The external directors must have professional qualifications to serve as a director, and at least one of the external directors must be a financial expert.

External directors are elected for a term of three years and may be re-elected for one additional three-year term. Each committee of a company’s Board of Directors that has the authority to exercise powers of the Board of Directors is required to include at least one external director and its audit committee must include all external directors.

External directors are elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least one-third of the shareholders who are not controlling shareholders, who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the company.

Under the Companies Law an external director cannot be dismissed from office unless: (i) the Board of Directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

Officers serve at the discretion of the Board or until their successors are appointed.

Audit Committee

The Audit Committee of the Board of Directors currently consists of David Assia and Shai Beilis.  Hanna Lerman served as a member of the Audit Committee from her election at the last annual meeting in August 2006 until her resignation from the Board of Directors in April 2007.  Kathleen Cote also served as a member of the Audit Committee until her resignation from the Board of Directors in April 2006. The Israeli Companies Law requires a public company to maintain an audit committee comprised of at least three persons, including two external directors, none of whom may be chairman of the Board of Directors, a director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder. The Company has not been in compliance with this requirement since April 2007, when Ms. Lerman resigned from service as an external director. The Company cannot evaluate the impact of noncompliance with this requirement.  The Company has recently identified a candidate for election as an external director that meets the requirements of the Israeli Companies Law and who is willing to serve as an external director.  At the next annual meeting of shareholders, the shareholders will be asked to elect such nominee as an external director, after which the Company believes it will be in compliance with this requirement.

The responsibilities of our Audit Committee include identifying flaws in the management of our business, making recommendations to the Board of Directors as to how to correct them and deciding whether to approve actions or transactions which by law require Audit Committee approval. The Audit Committee may not approve an action or transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the Audit Committee and at least one participated in the meeting at which the action or transaction was approved.

In order to comply with the Sarbanes-Oxley Act of 2002, the Board of Directors has expanded the role of the Company’s Audit Committee to provide assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out these duties, the Audit Committee must meet at least once in each fiscal quarter with management at which time, among other things, it reviews, and either approves or disapproves, the financial statements of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board of Directors. The Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews, and either approves or disapproves, all audit and non-audit services provided by them. The Company’s external and internal auditors must also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so.

Under the Sarbanes-Oxley Act of 2002, the Audit Committee is also responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors requires the approval of the shareholders of the Company. Accordingly, the appointment of the external auditors is approved and recommended to the shareholders by the Audit Committee and ratified by the shareholders. Furthermore, pursuant to the Company’s Articles of Association, the Board of Directors is the organ that has the authority to determine the compensation of the external auditors.

The Board of Directors has determined that all of the members of the Audit Committee are “Audit Committee financial experts” as that term is defined in Item 401 of Regulation S-K under the Securities Exchange Act of 1934.   Each of the members of the Audit Committee satisfies the independence requirements under Rule 10A(m)(3) of the Securities Exchange Act of 1934 and is an “independent director,” as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934.

The Company has adopted an Audit Committee Charter which sets forth the responsibilities of the committee. A copy of this charter is available upon written request to the Company at its address in Israel.

Compensation Committee

The Compensation Committee currently consists of Jaron Lotan, Shai Beilis and David Assia.  William Geary served as a member of the Compensation Committee until his resignation from the Board of Directors in February 2006.

Each of the members of the Compensation Committee is an independent director under the rules of the Securities and Exchange Commission.  Pursuant to authority delegated by the Board of Directors, the Compensation Committee is responsible for reviewing and administering the Company’s stock option plans and reviewing and approving salaries and other incentive compensation of the Company’s directors, officers and employees including recommendations to the Board of Directors with respect to the grant of stock options to officers and employees. A copy of the Compensation Committee charter is available upon written request to the Company at its address in Israel.

Nominations Process

As noted above, the Board of Directors does not have a nominating committee.  However, the Board of Directors has adopted a set of written procedures (the “Nominations Process”) to be followed by the Company’s independent directors, consisting of Jaron Lotan, David Assia, Shai Beilis, and, if elected at the next shareholders meeting, the new external director.  The Nominations Process requires the independent directors to assist the Board of Directors in its selection of individuals (i) as nominees for election to the Board of Directors at each annual meeting of the Board of Directors or (ii) to fill any vacancies or newly created directorships on the Board of Directors.  A copy of the Nominations Process is available upon written request to the Company at it registered address.

Identification and Evaluation of Candidates for Board Membership

The independent directors may utilize a variety of methods for identifying and evaluating candidates for director.  Candidates may come to the attention of the independent directors through current directors, management, professional search firms, shareholders or other persons.  Candidates may be considered by the independent directors at any point during the year.  The independent directors have sole authority to retain search firms to assist them identifying director candidates.  They are required to exercise their business judgment in carrying out their responsibilities under the Nominations Process in a manner they reasonably believe to be in the best interests of the Company and its shareholders.  In connection with their evaluation of a candidate, the independent directors may conduct candidate interviews, make inquiries of the person recommending the candidate, engage an outside search firm to gather additional information, or rely on the knowledge of the Board of Directors or management.

In evaluating a candidate, the independent directors may consider, among other things, a candidate’s personal and professional integrity, demonstrated ability and judgment, business experience, relevant expertise, and reputation.  The Company believes that having directors with relevant experience in business and industry and other areas is beneficial to the Board of Directors as a whole, and that directors with such backgrounds can provide useful perspectives on significant risks and competitive advantages and in understanding the challenges that the Company faces.  The independent directors may also consider, in accordance with applicable law, the current size and composition of the Board of Directors and the needs of the Board of Directors and its committees.  The Nominations Process calls for the independent directors to develop and revise, as appropriate, selection criteria for nominees to the Board of Directors, which include the following minimum qualifications that must be met by a candidate:

•                  The highest personal and professional ethics and integrity;

•                  Proven achievement and competence in the candidate’s field and the ability to exercise sound business judgment;

•                  Skills that are complementary to those of the existing directors; and

•                  The ability to assist and support management and make significant contributions to the Company’s success.

Preferred Directors

In addition to the Nominations Process, in connection with the 2006 financing as described in Item 4B — “Business Overview — Recent Developments” and Item 7B — “Related Party Transactions”, Fortissimo is entitled to nominate up to four of seven board members to serve as Preferred Directors.  The responsibilities and privileges of Preferred Directors are also described in Item 10B — “Memorandum and Articles of Association”.  Currently, Jaron Lotan, Yochai Hacohen, Eli Blatt and Ilan Kinreich serve as Preferred Directors, having been designated as such by  Fortissimo after the closing of the 2006 financing.

6D:                            Employees

As of December 31, 2006, we had 36 employees worldwide, of whom 15 were employed in research and development, 13 in sales and marketing, 1 in technical support, and 7 in management and administration.  Out of our employees, 8 are based in the United States, 25 are based in Israel and 3 were based in Europe (2 in the UK and 1 in Germany).  None of our employees is represented by a labor union and we consider our relations with employees to be good.

Although our Israeli employees are not party to any collective bargaining agreement, all of our Israeli employees are subject to Israeli labor laws and certain provisions of collective bargaining agreements among the Government of Israel, the General Federation of Labor in Israel and one or more employer’s associations.  These provisions and laws concern the length of the workday, minimum daily wages for workers, procedures for dismissing employees, determination of severance pay, adjustments of wages to increases in the Israeli consumer price index, and other conditions of employment.

6E:                              Share Ownership

See table under Item 7:  “Major Shareholders and Related Party Transactions” below.

Share Option Plans

The Key Employee Share Incentive Plan.  The Board of Directors and the Company’s shareholders approved the Key Employee Share Incentive Plan (1996) (the “Key Employee Plan”) in 1996 and amended the plan in 2002.  The Company had previously reserved for issuance an aggregate of 8,786,622 ordinary shares under the Key Employee Plan; as of May 15, 2007, the Company had granted options for a total of 12,762,867 ordinary shares, of which 4,750,556 had been terminated or expired (and thus became available for future grant) and 971,363 had been exercised.  As a result,  774,311 ordinary shares are available for future grant as of May 15, 2007.  The Board of Directors intends to  approve an increase the aggregate number of shares for which options may be granted and to seek shareholder approval of such  increase at the next annual meeting.

There are no stock option grants previously made under the Key Employee Plan to any individuals that are contingent upon the approval by the shareholders of the increase in the number of shares reserved under this plan, other than options to Yochai Hacohen as part of his executive compensation package which will be submitted to the shareholders for approval at the next annual meeting.

The United States Share Incentive Plan.  The Board of Directors and the Company’s shareholders approved the United States Share Incentive Plan (the “US Plan”) in 2000 and amended the US Plan in 2002. The Company had  previously reserved for issuance an aggregate of 3,950,000 ordinary shares under the US Plan.  As of May 15, 2007,  the Company had granted options to purchase a total of 5,113,855 ordinary shares, of which 3,618,889 had been terminated or expired (and thus became available for future grant) and 407,547 had been exercised.   As a result, 2,455,034 ordinary shares are available for future grant as of May 15, 2007.

The Employee Share Purchase Plan.  In November 2002, the Company established an employee share purchase plan (the “ESPP”) which permits the eligible employees of the Company to purchase ordinary shares of the Company at 85% of the lesser of the closing market price on the first day or the last day of the applicable three month offering period.  Employees may participate in the ESPP through regular payroll deductions of up to 10% of their pre-tax gross salary.  Subject to adjustments for stock splits, stock dividends and similar events, a maximum of 1,500,000 ordinary shares may be issued under the ESPP.  No ordinary shares were issued in connection with the ESPP in 2004, 2005 and 2006.  As of May 15, 2007, there are 1,491,791 ordinary shares available for issuance under the ESPP.

The Board of Directors adopted the 1997 Option Plan to provide for the grant by the Company of nonqualified option awards to employees of RAD-Bynet Group of companies, then affiliated companies. Through December 31, 2000, all available authorized options under this plan had been granted. No options were granted under this plan since completion of the initial public offering in August 2000. The Company accounted for these options in accordance with SFAS No. 123 utilizing the Black-Scholes option-pricing model. As of December 31, 2006, there were no options outstanding under this plan.

Material Features of the Key Employee Plan and US Plan

The purpose of the Key Employee Plan is to attract, retain and motivate employees, directors and consultants through the issuance of stock options and to encourage ownership of ordinary shares by employees, directors and consultants of the Company.  The Key Employee Plan is administered by the Compensation Committee, which has the authority to submit recommendations to the Board of Directors as to the issuance of options under the plans. Under the Israeli Companies Law, the authority to issue options vests exclusively with the Board of Directors. Subject to the provisions of the Key Employee Plan, the Compensation Committee determines the persons to whom options will be granted, the number of shares to be covered by each option and the terms and conditions upon which an option may be granted, and has the authority to administer the provisions of the Key Employee Plan.  All employees, directors and consultants of the Company and its affiliates are eligible to participate in the Key Employee Plan.  Approximately 43 individuals are eligible to participate in this plan.

Options granted under the Key Employee Plan may be either (i) options intended to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 and the rules promulgated thereunder, or (ii) stock options not designed to so benefit.

Stock options granted under the Key Employee Plan may not be granted at a price less than the par value of the ordinary shares on the date of grant.  If any option award, or any part thereof, under the Key Employee Plan has not been exercised and the shares covered thereby not paid for within sixty-two (62) months after the date of grant (or any other period set forth in the instrument granting such option award), such option award, or such part thereof, and the right to acquire such shares, shall terminate.

An option granted under the Key Employee Plan is exercisable, during the optionholder’s lifetime, only by the optionholder and is not transferable by him or her except by will or by the laws of descent and distribution.

Options granted under the US Plan may be either (i) options intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or (ii) non-qualified stock options.  Incentive stock options may be granted under the US Plan to employees of the Company and its affiliates. Non-qualified stock options may be granted to consultants, directors and employees of the Company and its affiliates.

The aggregate fair market value (determined at the time of grant) of shares issuable pursuant to incentive stock options that become exercisable in any calendar year under any incentive stock option plan of the Company may not exceed $100,000.  Incentive stock options granted under the US Plan may not be granted at a price less than the fair market value of the ordinary shares on the date of grant, or 110% of fair market value in the case of options granted to an employee holding 10% or more of the voting stock of the Company.  Non-qualified stock options granted under the US Plan may not be granted at an exercise price less than the par value per share of the ordinary shares on the date of grant.  Incentive stock options granted under the US Plan expire not more than ten years from the date of grant, or not more than five years from the date of grant in the case of incentive stock options granted to an employee holding 10% or more of the voting stock of the Company.  An option granted under the US Plan is exercisable, during the optionholder’s lifetime, only by the optionholder and is not transferable by him or her except by will or by the laws of descent and distribution, or as otherwise determined by the Board of Directors and set forth in the applicable option agreement.

After the termination of the optionholder’s employment with the Company, or cessation of status as a director or consultant of the Company (other than by reason of death, disability or termination for cause as defined in the Key Employee Plan), all rights in respect of options held at the date of termination shall terminate within two weeks after the termination or cessation of status.  In the event of the optionholder’s death, stock options held by the estate of the employee generally may be exercised, to the extent exercisable on the date of death, by the optionholder’s survivors at any time prior to the earlier of the option’s specified expiration date or three months from the date of the optionholder’s death.  If an optionholder is unable to continue to be employed by the Company or to provide services to the Company, by reason of his becoming incapacitated while in the employ or service of the Company as a result of an accident or illness or other cause which is approved by the Committee, such optionholder shall continue to enjoy rights under the Key Employee Plan on such terms and conditions as the Committee in its discretion may determine. Generally, in the event of the optionholder’s termination for cause, all outstanding and unexercised options are forfeited.

If the ordinary shares shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any ordinary shares as a dividend on its outstanding ordinary shares, the number of ordinary shares deliverable upon the exercise of an option granted under the Key Employee Plan shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend. If the Company is to be consolidated with or acquired by another entity in a merger, sale of all or substantially all of the Company’s assets or otherwise, an optionholder, upon exercising an option under the Key Employee Plan, shall be entitled to receive for the purchase price paid upon such exercise the securities he or she would have received if he or she had exercised such option prior to such action.

The Key Employee Plan may be amended by the Board of Directors.  Each grantee is responsible for all personal tax consequences of the grant and the exercise thereof.

Israeli Tax Considerations

Under the provisions of Section 102 of the Israeli Income Tax Ordinance, an Israeli employee issued options to purchase shares in the Company under a qualifying share incentive plan will not incur a tax liability at the time the options are issued or exercised, such tax being deferred until the sale of the shares purchased pursuant to the options. Section 102 generally requires that a trustee hold the options for a minimum of two years, in order for the tax benefit to apply.  In the event that an employee will cease to be employed by the Company prior to completion of the 2-year holding period, such employee, under certain circumstances, will be required to pay the greater of (a) the tax payable at the time of the grant of options, together with interest and linkage differentials, (b) the tax payable on the date of cessation of his employment and (c) the tax payable two years from the date of the grant of options, unless the cessation of employment results from the death of the employee or for reasons which are beyond the employee’s control.

Upon sale of the shares purchased with the options, the employee will be liable for tax at a rate of up to 50%, depending on the employee’s marginal tax rate, for the net gain in value of the shares between the value on the date of grant and their value on the date of sale. The trustee is required to withhold 30% of the total consideration received from such a sale.  The Company will withhold any remaining tax payable by the employee, according to the employee’s actual tax rate.

In the event that Section 102 is not applicable to the options, the taxation of the optionee will be governed by Section 3(i) of the Israeli Income Tax Ordinance. Under this section, there is no deferral of tax until the sale of shares, and exercise of the options constitutes a taxable event. Upon the exercise of the options, tax will be paid on the difference between the exercise price and the fair market value on the exercise date. In addition, upon the sale of the shares received pursuant to the exercise of the options tax will be paid on the difference between the fair market value of the shares on the date the shares were purchased and the price at which they were sold.

Under Section 3(i), the tax paid on the exercise date will be ordinary income tax.  The type of tax paid upon the ultimate sale of the shares, however, will be capital gains tax.

Federal Income Tax Considerations

The following is a description of certain U.S. federal income tax consequences of the issuance and exercise of options under the US Plan:

Incentive Stock Options. An incentive stock option does not result in taxable income to the optionee or deduction to the Company at the time it is granted or exercised, provided that no disposition is made by the optionee of the shares acquired pursuant to the option within two years after the date of grant of the option nor within one year after the date of issuance of shares to him (the “ISO holding period”).  However, the difference between the fair market value of the shares on the date of exercise and the option price will be an item of tax preference includable in “alternative minimum taxable income.”  Upon disposition of the shares after the expiration of the ISO holding period, the optionee will generally recognize long term capital gain or loss based on the difference between the disposition proceeds and the option price paid for the shares.  Such gain will be eligible for the 20 percent maximum rate introduced by the Taxpayers Relief Act of 1997 if the shares have been held for more than 18 months after option exercise, otherwise such gain will be eligible for the 28% maximum rate.  If the shares are disposed of prior to the expiration of the ISO holding period, the optionee generally will recognize taxable compensation, and the Company will have a corresponding deduction, in the year of the disposition, equal to the excess of the fair market value of the shares on the date of exercise of the option over the option price.  Any additional gain realized on the disposition will normally constitute capital gain.  If the amount realized upon such a disqualifying disposition is less than fair market value of the shares on the date of exercise, the amount of compensation income will be limited to the excess of the amount realized over the optionee’s adjusted basis in the shares.

Non-Qualified Stock Options. The grant of a non-qualified option will not result in taxable income to the optionee or deduction to the Company at the time of grant.  The optionee will recognize taxable compensation, and the Company will have a corresponding deduction, at the time of exercise in the amount of the excess of the then fair market value of the shares acquired over the option price.  Upon disposition of the shares, the optionee will generally realize capital gain or loss, and his basis for determining gain or loss will be the sum of the option price paid for the shares plus the amount of compensation income recognized on exercise of the option.

Item 7:                         Major Shareholders and Related Party Transactions

7A:                            Major Shareholders

The following table sets forth certain information known to us regarding the beneficial ownership of the Company’s ordinary shares as of May 15, 2007, unless otherwise indicated, by:  (i) each person known by the Company to beneficially own more than 5% of the Company’s ordinary shares; and (ii) all of the Company’s directors and executive officers as a group.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares under options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 15, 2007 are considered outstanding.  These shares, however, are not considered outstanding when computing the percentage ownership of each other person.  Except as indicated in the footnotes to this table and pursuant to state community property laws, each shareholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them.  Ownership percentages are based on 158,571,330 ordinary shares outstanding on May 15, 2007, excluding 134,000 shares held as treasury shares.  Unless otherwise noted below, the address of each of the Company’s directors and executive officers is c/o RadView Software Ltd., 14 Hamelacha Street, Park Afek, Rosh Haayin, 48091, Israel.

Name of Beneficial Owner:	Total Shares Beneficially Owned	Percentage of Ordinary Shares
Five Percent Shareholders:
Fortissimo Capital Fund (1)	169,583,334	72.5%
Perfect Provident Fund Ltd (2)	34,586,500	20.0%
Prizma Investment House Ltd. (3)	21,930,000	13.1%
Tamir Fishman Provident and Education Funds Ltd (4)	19,060,400	11.5%
Meitav Gemel Ltd. (5)	14,166,678	8.6%

Directors and Executive Officers (9):
Ilan Kinreich (6)	994,942	*
Limor Stoller	*	*
Jaron Lotan(7)	344,167	*
Shai Beilis (8)	8,200,623	5.1%
David Assia (9)	150,000	*
Yochai Hacohen	—	*
Eli Blatt	—	*
All executive officers and Directors as a group (7 persons) (6) (7) (8) (9) (10)	9,713,642	6.0%

*  Represents beneficial ownership of less than one percent of the Company’s ordinary shares.

(1)           Information is derived in part from Amendment No. 3 to Schedule 13 D, filed on March 27, 2007 by Fortissimo Capital Funds G.P. L.P. (“FFC-GP”), Fortissimo Capital Fund L.P. (“FFC Cayman”), Fortissimo Capital Fund (Israel) L.P. (“FFC-Israel”), and Fortissimo Capital Funds (Israel DP), L.P. (“FFC-Israel-DP”) (Collectively, the “Fortissimo Entities”).  Includes 150,729,167 ordinary shares owned of record by the Fortissimo Entities: 4,779,243 ordinary shares  owned of record by FFC Cayman, 136,210,432 ordinary shares owned of record by FFC Israel, and 9,739,491 ordinary shares owned of record by FCC-Israel-DP.  Does not include a total of 99,166,668 ordinary shares issuable under the new options granted as part of the additional investments made by the Fortissimo Entities (described in Item 7B — “Related Party Transactions” above), which are subject to shareholder approval at the next annual meeting.  FFC GP, in its capacity of being the sole general partner of FFC-Israel, FFC-Israel-DP and FFC Cayman, controls and manages each of the Fortissimo Entities.  Accordingly, FFC GP is the beneficial owner of the ordinary shares held by each of the Fortissimo Entities. FFC GP, in its capacity as the general partner of each of the Fortissimo Entities, has the voting and dispositive power over the ordinary shares held by each of them.  FFC GP may be deemed to be the indirect beneficial owner of the ordinary shares directly beneficially owned by the Fortissimo Entities.

Each of the Fortissimo Entities share voting power over 158,125,001 ordinary shares and share dispositive power over 169,583,334 ordinary shares.  None of the Fortissimo Entities has sole voting power or sole dispositive power over our ordinary shares.  Pursuant to a shareholders agreement among the Fortissimo Entities and Yehuda Zisapel, Shem Basum Ltd. and Michael Chill (the “Co-Investors”) in connection with the financing in August 2006, the number of ordinary shares for which there is shared voting power includes 5,729,168 ordinary shares held by Shem Basum Ltd. and Michael Chill and the number for which there is shared dispositive power includes 18,854,167 ordinary shares held by all the Co-Investors. However, the Fortissimo Entities disclaim beneficial ownership of the Co-Investor shares. The Fortissimo address is: 14 Hamelacha Street, Park Afek, Rosh Ha’ayin, 48091 Israel.

(2)           Information is derived from Schedule 13D, filed on June 18, 2007 by Perfect Provident Fund Ltd. (“Perfect”) and from the records of the Company.  Includes 22,820,698 ordinary shares owned of record by Perfect; 1,091,961 ordinary shares owned of record by Perfect Central Compensation Fund; and 10,673,841 ordinary shares owned of record by Perfect Education Fund, each of which fund is managed by Perfect, a wholly-owned subsidiary of Perfect (Y.N.E.) Capital Markets Ltd, which in turn is owned equally by Malka Nir Holdings Ltd., Levinstein Yair Holdings Ltd. and Enter Holdings 1 Ltd.  Any economic interest or beneficial ownership in any of the securities held by Perfect are held for the benefit of the members of the fund.  The address of Perfect is 4 Maskit Street, Herzliya, Isarel.

(3)           Information is derived from Schedule 13G, filed on June 4, 2007 by Prisma Investment House Ltd. (“Prisma”). Includes 21,950,000 ordinary shares, beneficially owned by provident funds, continuing education funds and compensation funds (Hermon Provident Fund, Mazmon Provident Fund, Tavor Provident Fund and Signon Hermon Provident Fund) managed by Prisma Provident Funds Ltd., a wholly owned subsidiary of Prisma.  Any economic interest or beneficial ownership in any of the securities held by Prisma are held for the benefit of the members of the fund.  The address of Prisma and Prisma Provident Funds is: Sonol Tower, 52 Menachem Begin Road, Tel Aviv, 67137 Israel.

(4)           Information is derived form Schedule 13G, filed on June 7, 2007 by Tamir Fishman Provident and Education Funds Ltd. (“Tamir Fishman”). Includes a total of 19,060,400 ordinary shares: 986,000 ordinary shares are owned of record by Tamir Fishman Severance Pay Fund — General; 6,893,500ordinary shares are owned of record by Tamir Fishman Education Fund — General; 8,262,000 ordinary shares are owned of record by Tamir Fishman Provident Fund — General; 2,077,400 ordinary shares are owned of record by Tamir Fishman Severance Pay Fund — Value; 289,000 ordinary shares are owned of record by Tamir Fishman Education Fund — Shares; and 552,500 ordinary shares are owned of record by Tamir Fishman Provident Fund — Shares. Tamir Fishman, as manager of the funds, has sole voting and investment power and is beneficial owner of the 19,060,400 ordinary shares (including warrants) owned of record by the foregoing funds.  Any economic interest or beneficial ownership in any of the securities held of record by the foregoing funds is held for the benefit of the members of the funds.  The address of Tamir Fishman and each of the foregoing funds is: 21 Ha’arbaa Street, Tel Aviv, 64739, Israel.

(5)           Information is derived from Meitav Gemel Ltd. (“Meitav”).  Includes a total of 14,166,678 ordinary shares owned of record by the provident, education and severance funds managed by Meitav:  5,043,339 ordinary shares owned of record by Meitav Tagmulim Clali; 3,201,661 ordinary shares owned of record by Meitav Histalmut Clali; 1,048,339 ordinary shares owned of record by Meitav Pizuim Clali; 410,839 ordinary shares owned of record by Meitav Tagmulim Shares; 212,500 ordinary shares owned of record by Meitav Hishtalmut Shares; 2,266,661 ordinary shares owned of record by Meitav Chisachon Gemel; 1,643,339 ordinary shares owned of record by Meitav Chisachon Hishtalmut; and 340,000 ordinary shares owned of record by Meitav Chisachon Pizuim.  Meitav, as manager of the funds, has sole voting and investment power and is beneficial owner of the 14,166,678 ordinary shares (including warrants) owned of record by the foregoing funds.  Any economic interest or beneficial ownership in any of the securities held of record by the foregoing funds is held for the benefit of the members of the funds.  The address of Meitav is Museum Tower, 4 Berkowitz Street, Tel Aviv 61180 Israel.

(6)           Includes 585,937 options exercisable within 60 days of May 15, 2007.

(7)           Includes 344,167 options exercisable within 60 days of May 15, 2007.

(8)           Information is derived in part from Amendment No. 2 to Schedule 13G/A, filed on February 20, 2004 by Formula Ventures L.P., FV-PEH, L.P. and Formula Ventures (Israel) L.P. Includes 1,108,593 ordinary shares owned of record by Formula Ventures L.P; 311,947 ordinary shares owned of record by FV-PEH L.P.; 356,140 ordinary shares owned of record by Formula Ventures (Israel) L.P.; 6,289,143 ordinary shares owned of record by Shem Basum Ltd., and 9,800 ordinary shares and an option for 125,000 ordinary shares exercisable within 60 days of May 15, 2007 owned directly and of record by Shai Beilis, the principal shareholder and a director of Shem Basum Ltd.   Shai Beilis, one of RadView’s directors, is the CEO and Managing Director of Formula Ventures Ltd., which is the general partner of Formula Ventures L.P.,  Formula Ventures (Israel) L.P. and FV-PEH L.P.  Shai Beilis disclaims beneficial ownership of the shares held of record by Formula Ventures L.P., FV-PEH L.P. and Formula Ventures (Israel) L.P., except to the extent of his pecuniary interest therein.  Shai Beilis has sole voting and investment power and is the beneficial owner of the 6,289,143ordinary shares owned of record by Shem Basum Ltd.    Formula Ventures L.P.,  Formula Ventures (Israel) L.P. and FV-PEH L.P. are part of an affiliated group of investment entities managed by Formula Ventures Ltd. and Formula Ventures Partners (Cayman Islands) Ltd., a subsidiary thereof.  Shai Beilis, Nir Linchevski and Benny Maiden, by virtue of their board of positions in Formula Venture Ltd., and Shai Beilis and Nir Linchevski, by virtue of their board positions in Formula Venture Partners (Cayman Islands) Limited, each share voting and dispositive power with respect to the shares held by Formula Ventures L.P., FV-PEH and Formula Ventures (Israel) L.P.   Decisions with respect o voting and investment of the shares owned of record are made by majority vote and as CEO, Shai Beilis shares voting and investment power over ordinary shares held by Formula Ventures L.P., FV-PEH L.P., Formula Ventures (Israel) L.P. and Shem Basum Ltd.  The address of Formula Ventures (Israel) L.P., Formula Ventures L.P., FV-PEH L.P. and Shai Beilis is 11 Galgalei Haplada St. Herzliya, Israel, 46733.

(9)           Includes 150,000 options exercisable within 60 days of May 15, 2007.

(10)         Excludes former directors who served on the Board of Directors for all or a portion of 2006 and who held no beneficial ownership of the Company’s ordinary shares as of May 15, 2007.  The former directors and their respective dates of resignation are as follows:  William Geary served as a member of the Compensation Committee until his resignation from the Board of Directors in February 2006; Kathleen Cote also served as a member of the Audit Committee until her resignation from the Board of Directors in April 2006; and Hanna Lerman  served as a member of the Audit Committee from her election in August 2006 until her resignation from the Board of Directors in April 2007.

As of May 15, 2007, there were 120 record holders of ordinary shares, of which 91 were registered with addresses in the United States, representing approximately 9% of the outstanding ordinary shares.  However, the number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of the ordinary shares are held of record by brokers and other nominees.

7B:                            Related Party Transactions

The Company’s Board of Directors has unanimously approved and will submit for shareholder approval at the next annual meeting the new options for Preferred Shares and warrants to acquire Preferred Shares (the “New Options”) included in the series of addendum to the 2006 financing by  Fortissimo and other investors.  See Item 4B. —  “Business Overview — Recent Developments” for a further description of the 2006 financing and New Options.  Each Addendum is included as an Exhibit to this Annual Report on Form 20-F.

The principal participants in the 2006 financing were Fortissimo (an entity affiliated with two of the Company’s directors, Mr. Yochai Hacohen and Eli Blatt) and Shem Basum Ltd. (an entity controlled by Mr. Shai Beilis, a director of the Company) as well as Yehuda Zisapel (then a significant shareholder of the Company).

Initial Investment.  As described above, at the closing of the 2006 financing, the investors made an initial investment of $1.5 million, consisting of $750,000 for the purchase of 25,000,000 convertible Preferred Shares at a purchase price of $0.03 per share, and $750,000 as a loan convertible into Preferred Shares.  As part of the initial investment, the investors also received warrants to purchase 18,750,000 Preferred Shares at an exercise price of $0.04 per share exercisable for a period of five years from date of issuance.

Additional Investment Rights.  Under the 2006 financing, the investors have the right, within 18 months after the closing in August 2006, to purchase up to an additional 75 million Preferred Shares at a price of $0.03 per share for a total investment of up to $2.25 million, and warrants to purchase up to a total of 56,250,000 additional Preferred Shares, each at an exercise price of $0.04 per share exercisable for a period of five years from date of issuance.

Addendum to Purchase Agreement.  In order to secure required financing in the last quarter of 2006 and the first quarter of 2007, the Company requested Fortissimo to accelerate the exercise of its right under the financing to make additional investments.  The Company and Fortissimo entered in a series of addendum to the share purchase agreement of April 2006 for Fortissimo’s additional investment and purchase as follows: the purchase on December 24, 2006 of 23,333,334 Preferred Shares and 17,500,000 Preferred Warrants for an investment of $0.7 million (the “First Addendum”), the purchase on February 7, 2007 of 16,666,667 Preferred Shares and 12,500,000 Preferred Warrants for an investment of $ 500,000 (the “Second Addendum”), and the purchase on March 20, 2007 of 16,666,667 Preferred Shares and 12,500,000 Preferred Warrants for an investment of $ 500,000 (the “Third Addendum”).

New Options.   Pursuant to each of the First, Second and Third Addendums, respectively, and in consideration of the acceleration of the additional investment rights, the Company undertook to grant Fortissimo a new option (each a “New Option”) to acquire on the same terms and conditions the same number of shares and warrants as purchased under the respective Addendum.  Each New Option is subject to the right of the Company (subject to RadView having available surplus) for a period of 12 months from the date of issuance of the New Option to buy back any shares and warrants purchased under the Addendum by payment to Fortissimo of the purchase price paid for the shares under the Addendum  plus interest at the annual rate of 8%.  The grant of each New Option is subject to the approval of the Company’s shareholders, and the Company undertook to seek such approval at the next annual shareholders meeting.

Registration Rights.  In connection with the 2006 financing, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with (i) the investors and (ii) with other shareholders who are affiliated with the investors, specifically, with Zohar Zisapel and certain Formula Ventures entities (identified in Item 7A — “Major Shareholders”).  Pursuant to the Registration Rights Agreement, upon demand of the investors, the Company will file a registration statement to permit the resale of the ordinary shares underlying the Preferred Shares and warrants issued in the investment and other ordinary shares held by the parties to the Registration Rights Agreement.  The Company will also, upon request, include such securities in a registration statement that the Company may file for other purposes. The Company will bear all the expenses of the registration, other than commissions or transfer taxes in connection with the resale of the shares under the Registration Statement.  When the shares are registered, they may be freely transferable without restriction under the Securities Act, absent other securities law restrictions.

Management Services Agreement.  As part of the 2006 financing, the Company entered into a management services agreement with Fortissimo, pursuant to which, Fortissimo, through its employees, officers and directors, provides management services and advises and provides assistance to the Company’s management concerning the Company’s affairs and business.  In consideration of the performance of the management services and the board services, the Company agreed to pay to Fortissimo (i) an annual management fee of $50,000, payable in quarterly installments; and (ii) an additional management fee payment of $70,000 payable at the end of the fiscal year, commencing in 2006, in the event that the Company is profitable in such fiscal year, provided that such additional management fees shall be payable only out of profits of the Company of such fiscal year.  The management services agreement became effective upon the closing of the 2006 financing and may not be terminated for so long as the Board of Directors includes at least three Preferred Directors.

Indemnity Undertakings to the Directors and Officers.  In August 2006, the Company approved indemnification agreements to indemnify a director for any expenses incurred by the director in connection with any event that fall within one or more categories of covered indemnifiable events, as these terms are defined in the indemnification agreements, related to any act or omission of the director while serving as an office holder of the Company, or serving or having served as a director or officer, at the Company’s request, of any subsidiary of the Company, or any other corporation or partnership.

The categories of indemnifiable events provided for in the indemnification agreements include actions in connection with any sale or purchase of securities made by the company or shareholders and, investments of the Company in other corporations, merger or other reorganization, actions in connection with the business of the Company, sale or purchase of other entities or assets, and the division of consolidations thereof, actions in connection with labor relation, employment matters and trade relations, actions in connection with development of products and any distribution, sale or license of such product developed, actions in connection with intellectual property, actions taken pursuant to or in accordance with the policies and procedures of the Company, approval of corporate actions, in good faith, claims of failure to exercise business judgment and a reasonable level of proficiency, exercise and care, violations of laws requiring the Company to obtain regulatory and governmental approvals, claims in connection with publishing or providing any information on behalf of the Company, claims in connection with any announcement or statements made in good faith.

Under the indemnification agreements, the Company has undertaken to indemnify the directors against all expenses, judgments and amounts paid in settlement incurred by the director with respect to any specific indemnifiable event up to a total limit amount of $1.5 million for all of the directors and officers covered by the indemnification agreements to be entered into by the Company.

The indemnification agreements also provide for the Company to advance all expenses incurred by the director in connection with an indemnifiable event.  The director will repay such amounts advanced if, when, and to the extent, that a court of competent jurisdiction determines that the director should not be permitted to be so indemnified under applicable law.

The indemnification provided under the indemnification agreements continues for any action taken or not taken by the director while serving as a director even if he or she no longer served in such capacity at the time of the action, suit or other covered proceeding.  An indemnification agreement will terminate, among other instances, upon the lapse of five years from the termination, for whatever reason, of the director’s service as an office holder of the Company.

In addition, under the indemnification agreements, the Company exempts and releases each director from any and all liability to the Company related to any breach by each director of his duty of care to the Company, to the maximum extent permitted by law.

7C:                            Interests of Experts and Counsel

Not applicable.

Item 8:                         Financial Information.

8A:                            Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

We are not involved in any legal proceedings that are material to our business or financial condition. We have received a claim letter from one of our software suppliers claiming the improper use of the supplier’s software interface in our open source product.  We have responded to the letter, denying any wrongdoing,  and do not believe that the claim, if successful, would have a material adverse effect on our business or operations.

Dividend Policy

The Company does not currently have a dividend policy.  The declarations and payment of any cash dividends in the future will be determined by the Board of Directors in light of the conditions exiting at that time.  This will include our earnings and financial condition.  We may only pay cash dividends in any fiscal year, out of “profits”, as defined under Israeli law.  Any dividends paid out of Approved Enterprise earnings (i.e., tax exempt income) will be liable to tax.  As we cannot currently distribute dividends, no provision has been made for this additional tax in our Financial Statements.

8B:                            Significant Changes

Not applicable.

Item 9:                         The Offering and Listing

9A:                            Offer and Listing Details

		NASDAQ
Period		High ($)	Low ($)
2002	Annual	0.64	0.11
2003	Annual	1.35	0.12
2004	Annual	0.98	0.15
2005	Annual	0.24	0.06
	First Quarter	0.24	0.16
	Second Quarter	0.21	0.16
	Third Quarter	0.20	0.11
	Fourth Quarter	0.15	0.06
2006	Annual	0.14	0.06
	First Quarter	0.14	0.08
	Second Quarter	0.11	0.08
	Third Quarter	0.10	0.07
	Fourth Quarter	0.09	0.06
	December	0.07	0.06
2007	January	0.06	0.04
	February	0.07	0.06
	March	0.07	0.04
	April	0.08	0.06
	May (to May 31)	0.11	0.08

9B:                            Plan of Distribution

Not applicable.

9C:         Markets

Our shares are quoted on the OTCBB. Until September 2004, our shares were traded on the Nasdaq SmallCap Market.

9D.:        Selling Shareholders

Not applicable.

9E:          Dilution

Not applicable.

9F:          Expenses of Issue

Not applicable.

Item 10:                  Additional Information.

10A:       Share Capital

Not applicable.

10B:       Memorandum and Articles of Association

In August 2006 the Company adopted amended and restated Articles of Association.

Set forth below is a summary of certain provisions of our Memorandum and Articles of Association. This summary is not complete and should be read together with our Memorandum and Articles of Association, previously filed.

1.             Objects of the Company:

The Company’s objects and purposes are outlined in the Memorandum of Association. These objects include: the development, manufacture and marketing of products in the electronics field generally and specifically in the field of computer communication. The Company’s Articles of Association (Article 3) provide that the Company operates in accordance with business considerations to generate profits.

2.             Provisions related to the directors of the Company:

(a)           The Board of Directors may issue shares and other securities, which are convertible or exercisable into shares, up to the limit of the Company’s authorized share capital.

(b)           Approval of certain transactions under the Companies Law:  RadView is subject to the provisions of the Israeli Companies Law 1999, which became effective on February 1, 2000. The Companies Law codifies the fiduciary duties that an Office Holder has to the Company. An “Office Holder” is defined in the Companies Law as any Director, General Manager or any other Manager directly subordinate to the General Manager and any other person with similar responsibilities. An Office Holder’s fiduciary duties consist of a Duty of Loyalty and a Duty of Care.

The Duty of Loyalty includes: the avoidance of any conflict of interest between the Office Holder’s position in the Company and his personal affairs; the avoidance of any competition with the company; the avoidance of any exploitation of any business opportunity of the Company in order to receive personal advantage for himself or others; and a duty to reveal to the Company any documents or information relating to the Company’s affairs that the Office Holder has received due to his position.

The Duty of Care requires an Office Holder to act at a level of care that a reasonable Office Holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (1) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (2) all other information of importance pertaining to the foregoing actions.

Under the Companies Law, all arrangements with regard to the compensation of Office Holders who are not Directors require the approval of the Board of Directors. Arrangements regarding the compensation of Directors require Audit Committee, Board and Shareholder approval.

The Companies Law requires that an Office Holder of a company promptly disclose to the company’s Board of Directors any personal interest that he or she may have, and all related material information known to him in connection with any existing or proposed transaction by the company. This disclosure must be made by the Office Holder, whether orally or in writing, no later than the first meeting of the company’s board of directors which discusses the particular transaction. An Office Holder is deemed to have a “personal interest” if he, certain members of his family, or a corporation in which he or any one of those family members is a 5% or greater shareholder or exercises or has the right to exercise control, has an interest in a transaction with the company. An “Extraordinary Transaction” is defined as a transaction, other than in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction that is not an Extraordinary Transaction, after the Office Holder complies with the above disclosure requirements, only board approval is required. The transaction must not be adverse to the company’s interests. In the case of an Extraordinary Transaction, the company’s Audit Committee and the Board of Directors, and, under certain circumstances, the shareholders of the company must approve the transaction, in addition to any approval stipulated by the Articles of Association. An Office Holder who has a personal interest in a matter that is considered at a meeting of the Board of Directors or the Audit Committee may not be present at this meeting or vote on this matter, unless a majority of the members of the Board of Directors or Audit Committee, respectively, have a personal interest in the matter, in which case they may all be present and vote, after which the matter must be approved by the shareholders of the Company.

In addition, Article 50 of our Articles of Association provides that Directors who are not employees of the Company and who are not external Directors shall not receive any compensation from the Company, unless approved by the shareholders, and that expenses incurred by a Director in connection with his service as such may be reimbursed if authorized by the Board.

(c)           The Board has broad borrowing powers for the purposes of the Company (Article 44.3.1).

(d)           The Company’s Articles of Association do not contain provisions regarding the retirement of directors under an age limit requirement, nor do they contain a provision requiring a Director to hold any Company shares in order to qualify as a Director.

3.             Rights, Preferences and Restrictions attached to each class of Shares:

(a)           Rights to shares in the Company’s Profits:  The Company may effect a distribution to its Shareholders to the extent permitted by the Companies Law. Except as permitted by the Companies Law or Companies Regulations, distributions shall not be made except out of the profits of the Company legally available for such distributions (Article 60).

(b)           Dividend rights:  A Shareholder shall be entitled to receive dividends or bonus shares, upon the resolution of the Board, provided in each case the distribution is permitted in accordance with the provisions of the Companies Law and consistent with the rights attached to the shares held by such Shareholder. The Shareholders entitled to receive dividends or bonus shares shall be those who are registered in the Register on the date of the resolution approving the distribution or allotment, or on such later date, as may be determined in such resolution (Article 61.1). Any dividend or other moneys payable in cash in respect of a Share may be paid by check sent by registered mail to, or left at the registered address of the person entitled thereto or by transfer to a bank account specified by such person, or to such person and at such address as the person entitled thereto may direct in writing (Article 61.5). The Board of Directors of the Company may settle, as it deems fit, any difficulty arising with regard to the distribution of bonus Shares, distributions of dividends or otherwise, and in particular, to issue certificates for fractions of Shares and sell such fractions of Shares in order to pay their consideration to those entitled thereto, to set the value for the distribution of certain assets and to determine that cash payments shall be paid to the Shareholders on the basis of such value, or that fractions whose value is less than NIS 0.01 shall not be taken into account. The Board may pay cash or convey these certain assets to a trustee in favor of those people who are entitled to a dividend or to a capitalized fund, as the Board shall deem appropriate (Article 61.9). If the Company at any time shall make a distribution of its assets to the holders of its Ordinary Shares, as a dividend in liquidation or partial liquidation or by way of return of capital or other than as a dividend payable out of earnings or surplus legally available for dividends, the holders of Preferred Shares shall be entitled to receive without payment of any additional consideration a sum equal to the amount of such assets as would have been payable to such holder as owner of that number of Ordinary Shares receivable by exercise of the conversion rights herein had such holder been the holder of record of such Ordinary Shares on the record date for such distribution, and an appropriate provision therefor shall be made a part of any such distribution (Article 33.7).

(c)           Rights to share in any surplus in the event of liquidation:  Subject to applicable Law, in a Liquidation Event and/or a Deemed Liquidation (as defined in the Articles), the proceeds of such Liquidation Event and/or Deemed Liquidation shall be paid as follows (unless the majority of the holders of Preferred Shares elects otherwise): (i) the holders of Preferred Shares shall be entitled to receive prior to and in preference to the holders of all other Shares in the Company, for each Preferred Share then held, the respective Original Issue Price (adjusted for any Recapitalization Event), plus any declared and unpaid dividends thereon (the “Preference Amount”); and (ii) after the payment in full of the Preference Amount, and to the extent any assets remain legally available for distribution by the Company, the holders of Ordinary Shares shall be entitled to receive for each Ordinary Share held, an amount per share up to the Price Per Share, adjusted for any Recapitalization Event (the “Ordinary Share Preference Amount”) and (iii) after the payment in full in accordance with (i) and (ii) above, then the remaining assets legally available for distribution, if any, shall be distributed to the holders of the Preferred Shares (on an as-converted basis) and Ordinary Shares, pro-rata to the number of shares outstanding (on an as converted basis) (Article 67.1). If the funds or assets available for distribution are less than the amount needed to pay the Preference Amount, the holders of Preferred Shares shall be entitled to receive a pro rata portion of the amount available for distribution, based on the Preference Amount to which each Preferred Shareholder is entitled hereunder. If, after the payment in full of the Preference Amount, the remaining funds or assets available for distribution, if any, are less than the amount needed to pay the Ordinary Share Preference Amount, the holders of Ordinary Shares shall be entitled to receive a pro rata portion of the amount available for distribution, based on the Ordinary Shares Preference Amount to which each Ordinary Shareholder is entitled hereunder (Article 67.2).

(d)           Voting Rights:  No Shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the lawful quorum thereat), unless all calls and other sums then payable by him in respect of his Shares in the Company have been paid (Article 34.1). Any Shareholder entitled to vote may vote either personally (or, if the Shareholder is a company or other corporate entity, by a representative authorized by him in accordance with the Articles) or by proxy, or by deed of vote (Article 34.3).

(e)           Election of Directors: The Directors are elected at each Annual General Meeting by a resolution adopted by an ordinary majority; provided, however, that external Directors are elected in accordance with the Companies Law and/or any securities exchange rule applicable to the Company and the holders of Preferred Shares are entitled to nominate a majority of the Directors. The Directors shall serve in office until the close of the next Annual General Meeting, unless their office is vacated earlier in accordance with the provisions of applicable Law or the Articles (Article 46.3.1). The General Meeting, by a resolution adopted by an ordinary majority, or the Board, upon approval of the majority of the Directors of the Company, may elect any person as a Director, to fill an office which became vacant, and also in any event in which the number of members of the Board is less than the maximum set in Article 46.1 (i.e. not less than 5 and no more than 9). Any Director elected in such manner shall serve in office until the next Annual Meeting. Notwithstanding the foregoing, if a Director is appointed by the Board as aforesaid, and the vacant office was originally occupied by a Preferred Director, then the new Director shall be elected by a resolution adopted by the remaining Preferred Directors (Article 46.3.3).

(f)            Protective Provisions for Preferred Shares.  So long as any of the preferred shares are outstanding and preferred shareholders hold at least 20% of the issued and outstanding shares of the Company, on an as-converted basis, or 50% of the original amount of the convertible loan remains outstanding, the Company will not effect any of the following actions without the consent of a majority of the preferred shareholders: amend the Articles of Association or change the Company’s share capital; alter the rights, preferences or privileges of the preferred shares; declare or pay any dividends or make any distributions on any of the Company’s shares, other than on the preferred shares; redeem any of the Company’s shares ranking junior or equal to the preferred shares, except for repurchases of shares under the Company’s stock option plans and redemption of preferred shares; authorize or issue any shares having rights and/or preferences senior to or equal with the preferred shares with respect to voting, dividends redemption or liquidation; a sale of the Company by sale of all or substantially all of the Company’s issued and outstanding shares, merger, consolidation sale of assets or otherwise; sale or transfer of all or a material part of the Company’s intellectual property assets; or voluntary dissolution or cessation of operations of the Company.

(g)           Additional Rights of Preferred Shares: Preferred Shares are convertible, at the discretion of the holder, in the ratio of one ordinary share for one preferred share, subject to anti-dilution adjustments, as described below; vote on an as-converted basis with ordinary shares on all matters presented at a general meeting of shareholders; receive anti-dilution adjustments to the conversion ratio of the preferred shares upon issuances of securities by the Company at a price below the original issue price of the preferred shares; and receive a preemptive right to participate in subsequent equity financings of the Company.

(h)           Redemption Provisions:  With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board of Directors of the Company may settle any difficulty which may arise with regard thereto, as it deems appropriate, including by redeeming, in the case of redeemable shares, and subject to applicable Law, such shares or fractional shares sufficient to preclude or remove fractional shareholdings (Article 8.2(c)). So long as any of the Preferred Shares are outstanding and the holders of the Preferred Shares hold at least twenty percent (20%) of the issued and outstanding shares of the Company [or fifty percent (50%) of the original amount of the convertible loan remains outstanding], the Company will not, without the written consent of the Preferred Majority, either directly or by amendment, merger, consolidation, or otherwise, redeem, purchase or otherwise acquire any of the Company’s shares ranking junior or pari passu with the Preferred Shares (except for: (i) repurchases of Ordinary Shares from participants of an ESOP or arrangements approved by the Board upon termination of employment; and (ii) redemptions of Preferred Shares)(Article 35.4).

(i)            Capital Calls by the Company:  The Board may, from time to time, make such calls as it may deem appropriate upon Shareholders in respect of any sum unpaid in respect of Shares held by such Shareholders (Article 13.1).

(j)            Discrimination:  No provision in the Company’s Articles of Association discriminates against an existing or prospective holder of securities, as a result of such shareholder owing a substantial amount of shares.

4.             Modification of Rights of Holders of Stock

The general meeting of shareholders may adopt by an ordinary majority to increase its registered capital by the creation of new shares. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution of the General Meeting shall provide (Article 6.1). The rights attached to any class of issued Shares, may be modified or abrogated by the Company by a resolution of the General Meeting adopted by an Ordinary Majority, provided that any modification that would directly alter the rights attached to such class shall require the consent in writing of the holders of more than fifty percent (50%) of the issued shares of such class or a resolution of a separate Class Meeting adopted by an Ordinary Majority. Unless otherwise provided by the Company’s Articles of Association, the increase of the authorized and registered number of shares of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed, for purposes hereof, to alter the rights attached to the previously issued Shares of such class or of any other class. When effecting an increase of the authorized and registered share capital under Article 6, or when modifying rights of shares under Article 7, the Company may provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in the adopted resolutions (Article 7).

5.             General Meetings

An annual General Meeting of the Company’s shareholders shall be held once every calendar year, within a period of no more than 15 months after the last annual General Meeting (Article 22.1). The annual meeting’s agenda shall include a discussion of the Board of Directors’ reports and the financial statements as required by law. The annual meeting shall appoint an auditor (or renew the term of appointment thereof), appoint the directors pursuant to the Company’s Articles of Association and discuss all the other matters which must be discussed at the Company’s annual general meeting, pursuant to the articles or the Law, as well as any other matter determined by the Board of Directors (Article 22.2).

Extraordinary General Meeting - the Board of Directors of the Company may convene such General Meeting and shall be required to do so upon the demand of any 2 directors or a quarter of the directors (whichever is lower) or any 1 or more shareholders holding at least 5% of the issued share capital of the Company (Article 23.2). The Board of Directors of the Company shall announce the Extraordinary General Meeting within 21 days from receipt of such demand and the date for the meeting shall be no later than 35 days from publication of such announcement (Article 23.3).

Notice to the Company’s shareholders regarding the convening of a General Meeting shall be sent to all the shareholders listed in the Company’s shareholders’ register at least 21 days prior to the meeting and shall be published in other ways insofar as required by the law, unless a shorter period is permitted by law (provided that such period is not less than 7 days prior to the date fixed for the meeting). The accidental omission to give notice of a meeting to any member, or the non-receipt of notice sent to such member, shall not cause the cancellation of the resolution adopted at the meeting, or the cancellation of acts based on such notice (Article 25.3).

Quorum - any 2 or more shareholders present in person or by proxy or who have delivered to the Company a deed of vote indicating their manner of voting, and who hold in the aggregate at least 33.3% of the voting power of the Company shall constitute a lawful quorum (Article 27.2). If within half an hour of the time appointed for the meeting no quorum is present, the meeting if convened by the Board upon the demand of any 2 directors or a quarter of the directors (whichever is lower) or any 1 or more shareholders holding at least 5% of the issued share capital of the Company, or if convened by a demanding shareholder in accordance with the law, shall be dissolved, but in any other case, it shall be adjourned for one week, to the same day, time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy or by deed of vote and voting on the question of adjournment (Article 27.3). No business shall be transacted at any adjourned meeting except business, which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any 2 shareholders present in person or by proxy or by deed of vote, shall constitute a lawful quorum.

Subject to the restrictive provisions contained in Article 35, and to any special majority requirements mandated by law, all resolutions at any and all General Meetings, including those with respect to the matters detailed in Article 21.1, shall be adopted by an Ordinary Majority (Article 30.1). A resolution in writing, signed by all shareholders of the Company then entitled to attend and vote, shall be deemed to have been unanimously adopted (Article 31).

6.             Limitations on the rights to own securities

There are no limitations on the rights to own the Company’s securities, including the rights of non-residents or foreign shareholders to do so.

7.             Change of Control

Under the Companies Law, a merger is, generally, required to be approved by the shareholders and Board of Directors of each of the merging companies. Shareholder approval is not required if the company that will not survive is controlled by the surviving company. Additionally, the law provides some exceptions to the shareholder approval requirement in the surviving company. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise by the court. A majority of votes approving the merger shall suffice, unless the company (like in this case) was incorporated in Israel prior to the Companies Law of 1999, in which case a majority of 75% of the voting power is needed in order to approve the merger. Additionally, unless the court determines differently, a merger will not be approved if it is objected to by a majority of the shareholders present at the meeting, after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger and by the relatives of and corporations controlled by these persons. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger. Also, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and provided that 30 days have elapsed since shareholder approval was received and 50 days have elapsed from the time that a proposal for approval of the merger was filed with the Registrar.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting power at general meetings.

This rule does not apply if there is already another holder of 25% or more of the voting power at general meetings. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting power of the company. This rule does not apply if someone else already holds 45% of the voting power of the company. An acquisition from a 25% or 45% holder, which turns the purchaser into a 25% or 45% holder respectively, does not require a tender offer. An exception to the tender offer requirement may also apply when the additional voting power is obtained by means of a private placement approved by the general meeting of shareholders. These tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, under local law or the rules of the stock exchange on which their shares are traded, there is a limitation on the percentage of control which may be acquired or the purchaser is required to make a tender offer to the public.

Under the Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Companies Law also provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares (an exemption exists where the shareholder held prior to and following February 2000, over 90% of any class of shares, in which case he may purchase additional shares by a tender offer that was accepted by a majority of the offerees). If a tender offer is accepted and less than 5% of the shares of the company are not tendered, all of the shares will transfer to the ownership of the purchaser. If 5% or more of the shares of the company are not tendered, the purchaser may not purchase shares in a manner which will grant him more than 90% of the shares of the company.

In addition to the foregoing, Article 35.6 of the Company’s Articles of Association provides that so long as any of the Preferred Shares are outstanding and the holders of the Preferred Shares hold at least twenty percent (20%) of the issued and outstanding shares of the Company (or fifty percent (50%) of the original amount of the Convertible Loan remains outstanding), the Company will not, without the written consent of the Preferred Majority, either directly or by amendment, merger, consolidation, or otherwise, effect a sale of the Company by sale of all or substantially all of the Company’s issued and outstanding shares, merger, consolidation, sale of assets or otherwise.

8.             Disclosing share ownership

The Company has no bylaw provisions governing the ownership threshold, above which shareholder ownership must be disclosed.

10C:       Material Contracts

Our material contracts outside of the ordinary course of business were: (i) the 2006 share purchase agreement and related documents for the financing with Fortissimo and certain other investors, copies of which were filed with the Company’s Proxy Statement for the annual shareholders meeting in August 2006, (ii) the Addendums to the share purchase agreement with Fortissimo for the additional investments with new options, copies of which were filed with the Company’s Proxy Statement for the annual shareholders meeting in August 2006, and (iii) the private placements led by Meitav, copies of which are filed as exhibits to this Annual Report. See Item 4B — “Business Overview — Recent Developments” and Item 7 — “Major Shareholders and Related Party Transactions” for a description of each.

10D:       Exchange Controls

All exchange control restrictions imposed by the State of Israel have been removed, although there are still reporting requirements for foreign currency transactions. Legislation remains in effect, however, pursuant to which currency controls can be imposed by administrative action at any time.

Pursuant to the General Permit issued by the Israeli Controller of Foreign Currency, at the Bank of Israel (under the Currency Control Law, 1978), non-residents of Israel who purchase our ordinary shares will be able to convert any proceeds from the sale of these ordinary shares, as well as dividend and liquidation distributions, if any, into non-Israeli currency, provided that Israeli Income Tax has been paid (or withheld) on such amounts (to the extent applicable).

10E:        Taxation

The following is a summary of the material Israeli tax consequences, Israeli foreign exchange regulations and certain Israeli government programs affecting the Company.

To the extent that the discussion is based on new tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax or other authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

ISRAELI TAX CONSIDERATIONS

On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income. The tax reform also substantially changes the taxation of capital gains.

General Corporate Tax Structure

Israeli companies are generally subject to income tax on their taxable income at the rate of 31 % for the year 2006, 29% for 2007,27% for 2008, 26% for 2009 and 25% for year 2010 and thereafter, and are subject to capital gains tax at a rate of25% for capital gains (other than gains deriving from the sale oflisted securities) derived after January 1,2003.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959.

The Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”) provides certain tax and financial benefits to investment programs that have been granted such status. The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an “Approved Enterprise”. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. Income derived from activity that is not integral to the activity of the enterprise should not be divided between the different enterprises and should not enjoy tax benefits.

The principal stated objectives of the Investment Law are to promote the development of industry, the creation of jobs and the growth of exports. The Investment Center of the Ministry of Industry and Trade granted RadView an Approved Enterprise status under “Alternative Benefits Program Status”.  This status entitles the Company to a benefit period of seven years on income derived from this program as follows: (a) a full income tax exemption for the first two years and (b) a reduced income tax rate of 25%, instead of the regular rate of 31% in 2006, for the remaining five-year period. Depending on the level of non-Israel investments in the Company, the period for which the Company is entitled to a reduced tax rate of 25% can be extended to eight years. The period of the benefit is limited to 12 years from commencement of production or 14 years from the date of approval. As the Company has not yet reported any taxable income, the benefit period has not yet commenced.

The benefits from the Company’s approved enterprise programs are dependent upon the Company fulfilling the conditions stipulated by the Law for Encouragement of Capital Investments, 1959 and the regulations published under this law, as well as the specific criteria in the Company’s approved enterprise programs. If the Company does not comply with these conditions, the tax benefits may be canceled, and the Company may be required to refund the amount of the canceled benefits, with the addition of linkage differences and interest. As of the date of this Annual Report on Form 20-F, the Company believes it complies with these conditions.

If the Company distributes a cash dividend out of retained earnings which were tax exempt due to its approved enterprise status, the Company would have to pay a 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the recipients.

As of December 31, 2006, the Company does not have retained earnings and accordingly, no tax-exempt income. Tax-exempt income attributable to the Approved Enterprise cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits. The Company’s board of directors does not intend to distribute any amounts of its undistributed tax-exempt income as dividends.

An amendment to the Investment Law that became effective on April 1, 2005, limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, the amendment enacted major changes in the manner in which tax benefits are awarded so that companies no longer require Investment Center approval in order to qualify for tax benefits (although approval is required if grants are sought). Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the amendment (a “Benefited Enterprise”). However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

As a result of the Amendment, tax-exempt income generated under the provisions of the new law as and when applicable will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income.

Income from sources other than the Approved Enterprise during the benefit period will be subject to tax at the regular corporate tax rate. Israeli companies are subject to income tax at the corporate tax rate of 34% for the 2005 tax year. On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009and 25% in 2010 and years thereafter.

Due to reported losses for tax purposes, the benefit period under the Approved Enterprise program has not yet commenced.

By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the Approved Enterprise during five tax years. The Company has received final approval in respect to the investment program. We cannot assure that we will receive approvals in the future for Approved or Benefited Enterprise status.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry, determined by the field of research, the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction.

In case the tax deduction, in the year research and development expenditures are incurred, is not approved by the relevant Israeli government ministry, the Company will be entitled for the tax deduction over a period of three years.

Tax Benefits Under the Law for the Encouragement of Industry (Taxation), 1969

According to the Law for the Encouragement of Industry (Taxation), 1969, or the Industry Encouragement Law, an “Industrial Company” is a company resident in Israel that at least 90% of its income, in any tax year, determined in Israeli currency, exclusive of income from certain government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

The following preferred corporate tax benefits are available to Industrial Companies, among others: (a) deduction of purchases of know-how and patents over an eight-year period for tax purposes; (b) deduction over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January I, 2003, on a recognized stock market outside of Israel; (c) an election under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies that satisfy conditions set forth in the law; and (d) accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

The Company currently qualifies as an “Industrial Company” under the Law for Encouragement of Industry (Taxes), 1969 and is therefore entitled to tax benefits, mainly accelerated depreciation of machinery and equipment and deduction of expenses incurred in connection with a public offering.

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, is intended to adjust the corporate tax system to the rate of inflation, i.e., to tax profits on an inflation-adjusted basis.

Under the Inflationary Adjustments Law, results for tax purposes are measured in historical cost terms and are subject to a series of adjustments based on movements in the Israel consumer price index. We are taxed under this law. The discrepancy between the change in (I) the Israel consumer price index and (2) the exchange rate of the NIS to the dollar, each year and cumulatively, may result in a significant difference between taxable income and the income denominated in dollars as reflected in our financial statements. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israel consumer price index.

The salient features of the Inflationary Adjustments Law can be described generally as follows:

(a) A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation immune) assets and non-fixed assets. Where a company’s equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index. If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

(b) Subject to certain limitation set forth in the Inflationary adjustments Law, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israel consumer price index.

(c) Gains on the sale of certain listed securities which are taxed at a reduced rate with respect to individuals are taxable at a company tax rate in certain circumstances. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel. As of January 1, 2006, the relevant provisions governing taxation of companies on capital gains derived from the sale of traded securities are included in the Tax Ordinance, and the Adjustments Law no longer includes provisions in this regard.

(d) Accelerated depreciation rates on equipment and buildings.

Capital Gains Tax on Sales of Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the real gain and the inflationary surplus. The real gain is the excess of the total capital gain over the inflationary surplus, computed on the basis of the increase in the Israel consumer price index between the date of purchase and the date of sale. Generally, up until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003 from the sale of shares in, among others, Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel (such as our company). This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain will be taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law (that will be taxed at corporate tax rates for corporations and at marginal rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), the tax rate will be 25%.

Israeli companies are subject to the corporate lax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance, in which case the applicable tax rate is 25%. However, the different tax rates will not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1,2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel, that such shareholders are not subject to the Inflationary Adjustment Law and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption, if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be subject to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

The US-Israel Tax Treaty

Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “United States- Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States- Israel Tax Treaty (a “Treaty United States Resident”) generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of the Company’s voting power during any part of the 12- month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty United States Resident who holds, directly or indirectly, shares representing 10% or more of the Company’s voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations specified in the treaty. The United States-Israel Tax Treaty does not relate to United States state or local taxes.

Taxation of Non-Resident Holders of Ordinary Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at the source at the following rates: (i) for dividends distributed prior to January 1,2006 - 25%; and (ii) for dividends distributed on or after January 1, 2006, 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of shares who is a resident of the United States is 25% or 12.5% if such U.S. resident is a corporation which holds, directly or indirectly, shares representing at least 10% or more of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year.  However, under the U.S.-Israel Tax Treaty and the Investments Law, dividends generated by an Approved Enterprise (or Benefiting Enterprise) are taxed at the rate of 15%.

Foreign Exchange Regulations

Dividends, if any, paid to the holders of the ordinary shares, and any amounts payable upon dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, ifpaid in Israeli currency, may be converted into dollars at the rate of exchange prevailing at the time of conversion.

UNITED STATES FEDERAL INCOME TAXES

The following general discussion sets forth the material United States federal income tax consequences applicable to the following persons who purchase, hold or dispose of the ordinary shares as capital assets (“U.S. Shareholders”): (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (ii) corporations or other entities taxable as corporations created or organized in or under the laws of the United States or any state thereof; (iii) estates, the income of which is subject to United States federal income taxation regardless of its source; and (iv) a trust if (a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report on Form 20-F. This discussion generally considers only U.S. Shareholders that will hold the ordinary shares as capital assets and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) U.S. shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, financial institutions or foreign individuals or entities, (c) U.S. Shareholders owning directly or by attribution 10% or more of the Company’s outstanding voting shares, (d) U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, (e) U.S. Shareholders who acquire their ordinary shares in a compensatory transaction, (f) U.S. Shareholders whose functional currency is not the dollar, or (g) any aspect of state, local or non-United States tax law.

THE FOLLOWING SUMMARY DOES NOT ADDRESS THE IMPACT OF AN INVESTOR’S INDIVIDUAL TAX CIRCUMSTANCES. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE ST ATE, LOCAL OR FOREIGN TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Dividends Paid on the Ordinary Shares

Distributions paid on ordinary shares (including any Israeli taxes withheld) to a U.S. Shareholder will be treated as ordinary dividend income for United States federal income tax purposes to the extent of the Company’s current and accumulated earnings and profits (as computed for U.S. federal income tax purposes). Such dividends, which will be treated as foreign source income for U.S. foreign tax credit purposes, generally will not qualify for the dividends-received deduction available to corporations. Distributions in excess of such earnings and profits will be applied against and will reduce the shareholder’s tax basis in the ordinary shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such ordinary shares.

The amount of the distribution will equal the US Dollar value of the distribution, calculated by reference to the exchange rate in effect on the date the distribution is received (or otherwise made available to the U.S. Shareholders), regardless of whether a payment in Israeli currency is actually converted to US Dollars at that time. U.S. Shareholders should consult their own tax advisors concerning the treatment of foreign currency gain or loss, if any, on any Israeli currency received which is converted into US Dollars subsequent to receipt.

Qualified dividend income received by an individual (as well as certain trusts and estates) U.S. Shareholder for taxable years beginning before January 1,2009 are taxed at reduced rates of either 5 or 15 percent, depending upon the amount of such shareholder’s taxable income. If a non-corporate U.S. Shareholder does not hold ordinary shares for more than 60 days during the 120 day period beginning 60 days before an ex-dividend date, dividends received on ordinary shares are not eligible for reduced rates. Dividends received from a foreign corporation that was a passive foreign investment company (as further discussed below) in either the taxable year of the distribution or the preceding taxable year are not qualified dividend income. Qualified dividend income includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes a foreign corporation whose shares are readily tradable on an established securities market in the United States as well as a foreign corporation that is entitled to the benefits of a comprehensive income tax treaty with the United States which includes an exchange of information program. Israel and the United States are parties to a comprehensive income tax treaty which includes an exchange of information program. The United States Treasury Department will periodically issue guidance regarding which income tax treaties will be satisfactory for treating a corporation as a “qualified foreign corporation”. In the event ordinary shares should not be readily tradable on an established securities market in the United States, non-corporate US Shareholders should consult their own tax advisors as to whether any distributions paid on ordinary shares will be taxed for United States federal income tax purposes at reduced tax rates.

Credit for Israeli Taxes Withheld

Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares generally will be eligible for credit against a U.S. Shareholder’s United States federal income tax liability at such US. Shareholder’s election. The Code provides limitations on the amount of foreign tax credits that a US Shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the United States federal income taxes otherwise payable with respect to each such category of income. Dividends with respect to the ordinary shares generally will be classified as foreign source “passive income” for the purpose of computing a US Shareholder’s foreign tax credit limitations for U.S. foreign tax credit purposes. The availability of the Israeli withholding tax as a foreign tax credit will also be subject to certain restrictions on the use of such credits, including a prohibition on the use of the credit to reduce liability for the United States individual and corporate minimum taxes by more than 90%. Alternatively, US. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which these U.S. Shareholders elect to do so for all foreign income taxes. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and if you would be entitled to this credit.

Disposition of the Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Company Status” the sale or exchange of ordinary shares generally will result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the US. Shareholder’s tax basis in the ordinary shares. Such gain or loss generally will be long-term capital gain or loss if the US. Shareholder’s holding period of the ordinary shares exceeds one year at the time of the disposition.

Certain limitations apply to the deductibility of capital losses by both corporate and non-corporate taxpayers. Under the Code, gain or loss recognized by a US. Shareholder on a sale or exchange of ordinary shares generally will be treated as US source income or loss for US foreign tax credit purposes. Under the tax treaty between the United States and Israel, however, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign source income for US. foreign tax credit purposes. US Shareholders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Israeli currency received in respect oft he sale, exchange or other disposition of ordinary shares.

Passive Foreign Investment Company Status

See discussion in Item 5A above.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

•                                          the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:

•                                          in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or

•              in the case of an individual, the item is attributable to a fixed place of business in the United States;

•                                          the non-U .S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

•              the non-U.S. holder is subject to tax under the provisions ofU.S. tax law applicable to U.S. expatriates.

Information Reporting and Back up Withholding

A non-corporate U.S. Shareholder may, under certain circumstances, be subject to information reporting requirements and “backup withholding” at a 30% rate on cash payments in the United States of dividends on, and the proceeds of disposition of, ordinary shares. Backup withholding will apply only if a U.S. Shareholder: (a) fails to furnish its social security or other taxpayer identification number (“TIN”) within a reasonable time after the request therefore; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Shareholders should consult their tax advisors regarding their qualification for exemption, if applicable. The amount of backup withholding from a payment to a U.S. Shareholder generally will be allowed as a credit against such U.S. Shareholder’s federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

10F:        Dividends and Paying Agents

Not applicable

10G:       Statement by Experts

Not applicable

10H:       Documents on Display

The documents concerning the Company that are referred to in the form may be inspected at the Company’s office in Israel.

10I:         Subsidiary Information

For information relating to the Company’s subsidiary, see Item 4—“Organizational Structure” as well as the Company’s Consolidated Financial Statements (Items 8 and 18 of this form).

Item 11.                   Quantitative and Qualitative Disclosure about Market Risk

We do not use derivative financial instruments in our investing portfolio. We place our investments in instruments that meet high credit quality standards such as money market funds, government securities, and commercial paper. We limit the amount of credit exposure to any one issuer. We do not expect any material loss with respect to our investment portfolio.

Currency Exchange Rate Risk Management

We conduct business in various foreign currencies, primarily in Europe and the Israel. As a result, we are exposed to the effect of foreign currency exchange rate fluctuations on the U.S. dollar value of foreign currency-denominated revenues and expenses. We do not use foreign exchange forward contracts to hedge our foreign currency denominated receivables. Looking forward, there can be no assurance that changes in foreign currency rates, relative to the U.S. dollar, will not materially adversely affect our consolidated results.

Credit Risk Management

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, restricted cash and accounts receivables.

Cash, cash equivalents and restricted cash are invested mainly in U.S. dollars with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

Accounts receivable are derived from sales to customers located in the United States, Europe, Israel and APAC. The Company performs on-going credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is maintained with respect to those amounts that the Company has determined to be doubtful of collection.

The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Item 12:                  Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13:                  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14:                  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15:                  Controls and Procedures

Evaluation of Controls and Procedures

As of December 31, 2006, under the supervision and with the participation of our management, including our CEO and CFO, an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) was performed. Based on this evaluation, management have concluded that as of December 31, 2006 our disclosure controls and procedures are effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Securities Exchange Act of 1934 and the SEC rules thereunder.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal controls over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

Inherent Limitations on Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Changes in internal controls

There were no significant changes in our internal controls or in other factors during the first quarter of 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls.

[Reserved]

Item 16A:   Audit Committee Financial Expert

The Audit Committee of the Board of Directors currently consists of David Assia and Shai Beilis. At the next annual meeting, our shareholders will be asked to elect a third director as an External Director to serve as a member of the Audit Committee. Hanna Lerman served as a member of the Audit Committee from her election at the last Annual Meeting in August 2006 until her resignation from the Board of Directors in April 2007. Kathleen Cote also served as a member of the Audit Committee until her resignation from the Board of Directors in April 2006.

The Board of Directors has determined that all of the members of directors of the Audit Committee are “Audit Committee financial experts” as that term is defined in Item 401 of Regulation S-K under the Securities Exchange Act of 1934. Each of the members of the Audit Committee satisfies the independence requirements under Rule 10A(m)(3) of the Securities Exchange Act of 1934 and is an “independent director,” as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934.

Item 16B:   Code of Ethics

The Company has adopted a code of ethics and business conduct (the “Code of Ethics”) which applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the Code of Ethics is attached as an Exhibit to this Annual Report on Form 20-F. Written copies are available upon written request to the Company at its address in Israel. We will disclose any amendments or waivers to the Code of Ethics that apply to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.

Item 16C:   Principal Accountant Fees and Services

The Company’s consolidated financial statements at December 31, 2006 have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The Company’s audit committee has recommended that Kost Forer Gabbay & Kasierer continue to serve as the Company’s independent auditors for the fiscal year ending December 31, 2007. The Board of Directors proposes that the shareholders approve and ratify this appointment. Representatives of Kost Forer Gabbay & Kasierer are expected to be present at the Annual Meeting to respond to appropriate questions and will be given the opportunity to make a statement should they desire to do so.

The following table presents the aggregate fees for professional audit services and other services rendered by the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in 2005 and 2006.

	Year Ended December 31,
	2005	2006
Audit Fees	$60,000	$55,000
Audit Related Fees	3,000	—
Tax Fees	5,000	5,000
All Other Fees	7,100	2,000
	$75,100	$62,000

Audit Fees

Audit Fees consist of fees billed for the annual audit of the Company’s annual consolidated financial statements included in the Company’s Annual Report on Form 10-K and for years 2006 forwards, on Forms 20-F and the quarterly reviews of the Company’s quarterly consolidated financial statements included in the Company’s Forms 10-Q and for years 2006 forward, on Forms 6-K.

Audit Related Fees

Audit Related Fees include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the review of documents filed with the SEC.

Tax Fees

Tax Fees include fees billed for tax compliance services, including the preparation of tax returns and claims for refund and tax consultations.

All Other Fees

All Other Fees include fees billed for assistance with tax examinations by Israeli income tax authorities.

Pre-Approval Policy

The Audit Committee is required to approve in advance any audit or permissible non-audit services performed by the Company’s independent auditors, the fees to be paid for those services and the time period over which those services are to be provided. On an annual basis, the independent auditors present a listing of all services they expect to perform for the Company in the ensuing one-year period, including fee estimates, in sufficient detail to enable the Audit Committee to perform an independence review of each proposed service. The pre-approval policies and procedures established by the Audit Committee require that the Audit Committee meet with the independent auditor and financial management prior to the audit to review planning and staffing, the scope of the proposed audit for the current year, the audit procedures to be utilized, and the proposed fees. With respect to any additional services proposed to be performed by the independent auditors during the year, management will evaluate the impact on the independent accountant’s independence and obtain Audit Committee approval for such service. During 2005 and 2006, 100% of the audit, audit-related and tax fees were pre-approved by the Audit Committee.

Item 16 D:   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E:   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17:                  Financial Statements

Not applicable.

Item 18:                  Financial Statements

The following financial statements are filed as part of this Annual Report:

RADVIEW SOFTWARE, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	87

Consolidated Balance Sheets	88 - 89

Consolidated Statements of Operations	90

Statements of Shareholders’ Equity (Deficit)	91

Consolidated Statements of Cash Flows	92

Notes to Consolidated Financial Statements	93 - 118

■ Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	■ Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
RadView Software Ltd.

We have audited the accompanying consolidated balance sheets of RadView Software Ltd. and its subsidiaries (the “Company”) as of December 31, 2005 and 2006 and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RadView Software Ltd. and its subsidiaries as of December 31, 2005 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2005, the Company adopted Statement of Financial Accounting Standards Board No. 123 (R), “Share Based Payment”.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 28, 2007	A Member of Ernst & Young Global

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

In thousands, except share data

	December 31,
	2005	2006
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$166	$229
Restricted cash	40	21
Accounts receivable (net of allowance for doubtful accounts of $56 and $46 as of December 31,2005 and December 31, 2006, respectively)	679	495
Prepaid expenses and other current assets	179	166

Total current assets	1,064	911

LONG-TERM INVESTMENTS:
Operating lease deposit	40	40
Severance pay funds	343	284

Total long-term investments	383	324

PROPERTY AND EQUIPMENT, NET	144	102

DEFERRED FINANCING COSTS RELATED TO CONVERTIBLE LOAN	—	30

Total assets	$1,591	$1,367

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,
	2005	2006
LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Revolving line of credit	$70	$—
Accounts payable	570	428
Accrued expenses	1,134	1,297
Deferred revenues	1,659	1,170

Total current liabilities	3,433	2,895

CONVERTIBLE LOAN	—	94

ACCRUED SEVERANCE PAY	539	417

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ DEFICIT:
Ordinary shares, NIS 0.01 par value —
Authorized: 40,000,000 and 340,000,000 shares as of December 31, 2005 and 2006, respectively; Issued: 20,659,682 shares as of December 31, 2005 and 2006; Outstanding: 20,525,682 shares as of December 31, 2005 and 2006	51	51
Preferred A shares, NIS 0.01 par value —
Authorized: 125,000,000 shares; Issued and outstanding: 0 and 48,333,334 shares as of December 31, 2005 and 2006, respectively;	—	112
Preferred B shares, NIS 0.01 par value —
Authorized: 0 and 75,000,000 as of December 31, 2005 and 2006, respectively; Issued: 0 shares as of December 31, 2005 and 2006	—	—
Treasury shares, at cost: 134,000 shares as of December 31, 2005 and 2006	(100)	(100)
Additional paid-in capital	56,981	59,891
Accumulated deficit	(59,313)	(61,993)

Total shareholders’ deficit	(2,381)	(2,039)

Total liabilities and shareholders’ deficit	$1,591	$1,367

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended December 31,
	2004	2005	2006
Revenues:
Software licenses	$2,456	$3,138	$1,757
Services	2,207	2,507	2,526

Total Revenues	4,663	5,645	4,283

Cost of Revenues:
Software licenses	86	147	80
Services	327	255	133

Total Cost of Revenues	413	402	213

Gross Profit	4,250	5,243	4,070

Operating Expenses:
Sales and marketing	3,542	3,287	2,475
Research and development	2,631	2,229	1,512
General and administrative	1,831	2,004	1,671

Total Operating Expenses	8,004	7,520	5,658

Operating loss	(3,754)	(2,277)	(1,588)
Financial expenses, net	(26)	(188)	(210)

Net loss	$(3,780)	$(2,465)	$(1,798)

Deemed dividend on convertible Preferred A shares and exercise of additional investment rights during the year	$—	$—	$(882)

Net loss attributed to Ordinary shares	$(3,780)	$(2,465)	$(2,680)

Basic and diluted net loss per Ordinary share	$(0.19)	$(0.12)	$(0.13)
Weighted average number of shares used in computing basic and diluted net loss per Ordinary share	19,826	20,526	20,526

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share data)

	Preferred A shares		Ordinary shares		Treasury shares
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Additional paid-in capital	Deferred compensation	Accumulated deficit	Total shareholders’ equity (deficit)

Balance, December 31, 2003	—	$—	17,194,545	$43	134,000	$(100)	$55,010	$(89)	$(53,068)	$1,796

Exercise of options	—	—	131,806	1	—	—	31	—	—	32
Proceeds from private placement of Ordinary shares and warrants, net of offering costs of $216,000	—	—	3,333,331	7	—	—	1,777	—	—	1,784
Amortization of deferred compensation	—	—	—	—	—	—	—	84	—	84
Adjustment for forfeitures and cancellations of stock options	—	—	—	—	—	—	(5)	5	—	—
Net loss	—	—	—	—	—	—	—	—	(3,780)	(3,780)

Balance, December 31, 2004	—	—	20,659,682	51	134,000	(100)	56,813	—	(56,848)	(84)

Stock-based compensation	—	—	—	—	—	—	116	—	—	116
Issuance of warrants in connection with revolving line of credit	—	—	—	—	—	—	52	—	—	52
Net loss	—	—	—	—	—	—	—	—	(2,465)	(2,465)

Balance, December 31, 2005	—	—	20,659,682	51	134,000	(100)	56,981	—	(59,313)	(2,381)

Stock-based compensation	—	—	—	—	—	—	128	—	—	128
Proceeds from private placement of Preferred A shares and warrants, net of issuance costs of $188,000	48,333,334	112	—	—	—	—	1,900	—	—	2,012
Deemed dividend on convertible Preferred shares and an exercise of additional investment rights during the year	—	—	—	—	—	—	882	—	(882)	—
Net loss	—	—	—	—	—	—	—	—	(1,798)	(1,798)

Balance, December 31, 2006	48,333,334	$112	20,659,682	$51	134,000	$(100)	$59,891	$—	$(61,993)	$(2,039)

The accompanying notes are an integral part of these consolidated financial statements

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2004	2005	2006
Cash Flows from Operating Activities:
Net loss	$(3,780)	$(2,465)	$(1,798)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	234	99	82
Stock-based compensation	84	116	128
Amortization of debt discount and deferred financing costs		122	—
Amortization of long-term convertible loan discount	—	—	94
Accrued interest of loan-term convertible loan	—	—	38
Severance pay, net	66	(15)	(63)
Changes in operating assets and liabilities—
Accounts receivable	73	(74)	184
Prepaid expenses and other current assets	51	196	(47)
Deferred costs of a convertible loan	—	—	(30)
Accounts payable	(128)	331	(142)
Accrued expenses	123	22	125
Accrued restructuring charge	(291)	(29)	—
Deferred revenue	841	(246)	(489)

Net cash used in operating activities	(2,727)	(1,943)	(1,918)

Cash Flows from Investing Activities:
Purchases of property and equipment	(65)	(79)	(40)
Restricted cash	—	(40)	19
Decrease in operating lease deposit	64	65	—

Net cash used in investing activities	(1)	(54)	(21)

Cash Flows from Financing Activities:
Issuance of warrants in connection with revolving line of credit	—	52	—
Debt issuance costs in connection with revolving line of credit	—	(70)	—
Borrowings under revolving line of credit	—	1,348	—
Repayments under revolving line of credit	—	(1,330)	(70)
Exercise of stock options	32	—	—
Proceeds from private placement of Ordinary shares, net	1,784	—	—
Proceeds from private placement of convertible loan, Preferred A shares and additional investment rights, net	—	—	2,072

Net cash provided by financing activities	1,816	—	2,002

Increase (decrease) in cash and cash equivalents	(912)	(1,997)	63
Cash and cash equivalents at the beginning of the year	3,075	2,163	166

Cash and cash equivalents at the end of the year	$2,163	$166	$229

Cash paid during the year for interest	$7	$68	$—

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 1:-       OPERATIONS

RadView Software Ltd (“the Company”) develops, markets and supports software that enables organizations to verify the scalability, efficiency and reliability of web applications, and facilitates their rapid development.

The Company has four wholly-owned subsidiaries in the United States, United Kingdom, Germany and Sweden. To date the Swedish and German subsidiaries are inactive.

The Company incurred net losses of about $ 3.8 million in 2004, about $ 2.5 million in 2005 and about $ 2.7 million in 2006, and had an accumulated deficit of approximately about $ 62 million as of December 31, 2006. The Company has funded these losses principally from equity financing proceeds, including an initial public offering in August 2000 and a private placement in March 2004 and August 2006 as well as proceeds from technology license arrangement (see Note 3).

NOTE 2:-                        SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. The significant accounting policies followed in the preparation of the consolidated financial statements, applied on a consistent basis, are as follows:

a.                            Use of estimates:

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

b.                           Financial statements in U.S. dollars:

A substantially portion of the Company’s revenues are in U.S. dollars. In addition, the majority of the Company’s expenses are incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”. Changes in currency exchange rates between the Company’s functional currency and the currency in which a transaction is denominated are included in the Company’s results of operations as financial income (expense) in the period in which the currency exchange rates change.

All exchange gains and losses from the above-mentioned remeasurement are reflected in the statements of operations and were not material for all periods presented. The representative rate of exchange was U.S. $1.00 to New Israeli Shekel (“NIS”) 4.308 at December 31, 2004, U.S. $1.00 to NIS 4.603 at December 31, 2005 and U.S. $1.00 to NIS 4.225 at December 31, 2006.

NOTE 2:-                        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.                            Principles of consolidation:

The consolidated financial statements include the accounts of RadView Software Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

d.                           Cash equivalents and restricted cash:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less. Restricted cash is invested in a short-term bank deposit, which is used as security for Company’s guarantee to leased facilities. The deposit is in U.S. dollars and bears interest at an average rate of 3.633%.

e.                            Accounts receivable reserve:

The Company provides an allowance for doubtful accounts against its accounts receivable. The reserve is computed for specific accounts, the collectibility of which is doubtful based upon the Company’s experience. A summary of the allowance for doubtful accounts is as follows:

	Year Ended December 31,
	2004	2005	2006
	U.S. dollars in thousands
Balance at the beginning of year	$72	$72	$56
Provision	25	—	—
Write-offs	(25)	(16)	(10)
Balance at the end of year	$72	$56	$46

f.                              Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the assets as follows:

Estimated Useful Life
(In years)

Category
Equipment	3
Office furniture	3 to 5
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

NOTE 2:-                        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.         Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

h.                           Severance pay:

In accordance with Israeli compensation law, the Company is required to make severance payments to Israeli employees upon their termination of employment. The amount of such severance payments is based on the most recent monthly salary multiplied by the number of years of employment as of the balance sheet date. The Company has accrued for the estimated total cost of severance pay as computed as of the balance sheet date. Severance expense totaled $ 192,000 in 2004, $ 90,000 in 2005 and $ 116,000 in 2006.

The Company has partially funded its severance pay obligations by monthly deposits for insurance policies. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and is presented as an asset in the consolidated balance sheets.

i.                               Revenue recognition:

The Company generates revenues mainly from licensing the rights to use its software products. The Company also generates revenues from support and maintenance services and, to a lesser extent, training and consulting services. The Company sells its products primarily through its direct sales force and, to a lesser extent, through resellers and distributors considered as end-users.

The Company recognizes revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. Under SOP 97-2, revenues from software product licenses are recognized upon delivery of the software provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable and no further obligations exist. Revenues under multiple-element arrangements, which may include software licenses, support and maintenance, and training and consulting services, are allocated to each element based on their respective fair values based on vendor-specific objective evidence. This objective evidence represents the price of products and services when sold separately. When vendor-specific objective evidence of fair value exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method for recognition of revenues, when all other revenue recognition criteria are met.

NOTE 2:-                        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Under the residual method, the Company defers revenues related to the undelivered elements based on their vendor specific objective evidence of fair value and recognizes the remaining arrangement fee for the delivered elements. When vendor-specific objective evidence of fair value for undelivered elements does not exist, and the only undelivered element is services, revenues from the entire arrangement are recognized over the term of the service agreement.

Revenues from time-based license and support and maintenance agreements are recognized ratably over the term-of the time-based license or maintenance period, which is typically one year. Revenues from training and consulting arrangements are recognized as the services are performed.

Revenue is recognized for software licenses sold to resellers or distributors at the time of delivery, provided that all revenue recognition criteria set forth in SOP 97-2 are fulfilled.

The Company generally does not grant a right of return to its customers. When a right of return exists, revenue is deferred until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

Amounts collected or billed prior to satisfying the above revenue recognition criteria are reflected as deferred revenue. Deferred revenue primarily represents deferred maintenance revenue.

j.                               Advertising expenses:

Advertising expenses are charged to the consolidated statements of operations as they are incurred. Advertising expenses totaled $ 177,000 in 2004, $ 200,000 in 2005, and $ 290,000 in 2006.

k.                            Research and development costs:

The Company has evaluated the establishment of technological feasibility of its products in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. The Company sells products in a market that is subject to rapid technological change, new product development and changing customer needs. Accordingly, the Company has concluded that technological feasibility is not established until the development stage of the product is nearly complete. The Company defines technological feasibility as the completion of a working model. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short. Consequently, the amounts that could be capitalized are not material to the Company’s financial position or results of operations. Therefore, the Company has charged all such costs to research and development expense in the period incurred.

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.                               Income taxes:

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be reversed. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

m.                         Stock-Based Compensation:

In December 2004, the FASB issued SFAS No. 123R (Revised 2004) (“SFAS 123(R)”), Share-Based Payment, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123(R), as amended, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual reporting period beginning after January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued.

The Company has elected to early adopt the provisions of SFAS 123(R) effective January 1, 2005 following the modified prospective method of adoption. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

The Company recognizes compensation expenses for the value of its awards, which have vested based on straight-line method over the requisite service period of each of the awards, net of estimated forfeitures.

As a result of adopting SFAS 123(R) on January 1, 2005, the Company’s net loss ended December 31, 2006, is $ 128 thousand lower than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net loss per Ordinary share for the year ended December 31, 2006, is $ 0.12, lower than if the Company had continued to account for share-based compensation under APB 25.

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has determined the fair value of share-based payments issued after January 1, 2005 and unvested options granted in prior periods using the Black-Scholes option valuation model, using the following weighted-average assumptions:

	Year Ended December 31,
	2004	2005	2006
Expected life of option	4 years	4 years	4 years
Dividend yield	—	—	—
Expected volatility	110%	123%	109%
Risk-free interest rate	3.4%	3.9%	4.72%

Expected volatilities are based on historical volatility of the Company’s Ordinary shares. The Company uses historical data to estimate option exercises and employee terminations within the valuation model. The expected term of options granted is based on historical experience on which the Company estimated and represented the period of time that options granted are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve.

Share based payments are expensed straight-line.

For all periods presented before January 1, 2005, the Company elected to follow APB No. 25 and FASB Interpretation (“FIN”) No. 44, Accounting for Certain Transactions Involving Stock Compensation, in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company adopted the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which amended certain provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year.

Pro forma information regarding the Company’s net loss and net loss per share prior to the adoption of SFAS No. 123(R) has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation prior to January 1, 2005.

Year ended December 31, 2004
(In thousands, except per share data)

Net loss, as reported	$(3,780)
Add: Stock-based employee compensation included in reported net loss	84
Deduct: Total stock-based employee compensation expense under fair value based methods	(347)
Pro forma net loss	$(4,043)

Basic and diluted net loss per share:
As reported	$(0.19)
Pro forma	$(0.20)

The Company applies SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employee for Acquiring, or in Conjunction with Selling Goods or Services, with respect to options and warrants issued to nonemployees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date. No options or warrants were granted to nonemployees in 2005 or 2006.

n.                           Basic and diluted net loss per share:

The Company applies the two class method as required by EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-6”). EITF No. 03-6 requires the loss per share for each class of shares (Ordinary and Preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. Basic net losses per share are computed based on the weighted average number of shares of Ordinary shares outstanding during each year. Diluted net losses per share is computed based on the weighted-average number of Ordinary shares outstanding during the period, plus dilutive potential shares considered outstanding during the period, in accordance with Statement of Financial Standard No. 128, “Earnings Per Share”. For the years ended December 31, 2004, 2005 and 2006 all outstanding options and warrants were excluded from the calculations of diluted net loss per share.

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The calculation of diluted net loss per share excludes outstanding stock options, warrants and additional investment rights held by certain investors because their inclusion would be antidilutive, as set forth in the following table.

	Year Ended December 31,
	2004	2005	2006
Stock options	3,264	3,033	6,596
Warrants	2,334	2,334	1,333
Additional investment rights	3,333	—	51,667
Warrants held by Comerica Bank	—	353	353
Warrants held by an investor	—	—	36,250

o.                           Fair value of financial instruments:

The Company’s financial instruments consist mainly of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and line of credit. The carrying amounts of these instruments approximate their fair value due to their short-term maturity of such instruments.

p.                           Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, restricted cash and accounts receivables.

Cash, cash equivalents and restricted cash are invested mainly in U.S. dollars with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

Accounts receivable are derived from sales to customers located in the United States, Europe, Israel and APAC. The Company performs on-going credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is maintained with respect to those amounts that the Company has determined to be doubtful of collection.

The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

In 2004, one customer represented 16% of total revenue in 2004 and one customer represented 16% of total accounts receivable as of December 31, 2004. In 2005, one customer represented 13% of total revenue and one customer represented 17% of total accounts receivable as of December 31, 2005. In 2006, one customer represented 12% of total 2006 revenues.

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.                           Recently issued accounting standards:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statement does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities. This statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Standard ‘s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159.

NOTE 3:-                    TECHNOLOGY LICENSE TRANSACTIONS

a.                            Ixia:

On July 7, 2004, the Company received $1,000,000 in cash from a technology license transaction for its WebLOAD product with Ixia, an original equipment manufacturer, pursuant to the exercise of an option by Ixia under the terms of a former development, publishing and distribution agreement. As a result of the option exercise, the technology license provides Ixia with expanded license rights, including the right to the access and use source codes for the WebLOAD product and the right to create derivative products. Under the terms of the original agreement, Ixia was required to continue to pay to the Company royalties on its sale of WebLOAD at a reduced rate through July 7, 2005. Ixia was also granted a right to make a single lump-sum payment of $250,000 to the Company in lieu of its reduced royalty obligations. In November 2004, Ixia exercised its right and made payment to the Company. Accordingly, Ixia has no further license fee or royalty payment obligations to the Company pursuant to this arrangement.

The Company was obligated to provide product updates and technical and engineering support to Ixia until July 2005. The Company recognized the $1,000,000 technology license fee as revenue over the 12-month period commencing July 7, 2004, which was the term the Company was obligated to provide support services to Ixia. The Company recognized as revenue the $250,000 payment in lieu of royalties on a straight-line basis over the remaining term from November 2004 until July 2005.

NOTE 3:-                    TECHNOLOGY LICENSE TRANSACTIONS (Cont.)

The Company recognized revenue under this technology license transaction of $575,000 in 2004, and $725,000 in 2005 that has been classified as software licenses revenues in the condensed consolidated statements of operations.

b.                           OPNET Technologies

On December 7, 2005, the Company and OPNET Technologies, Inc. (“OPNET”) entered into a license and distribution agreement (the “License Agreement”), which granted to OPNET a non-exclusive, non-royalty-bearing, perpetual source code license for the Company’s WebLOAD and WebFT products. In addition, the Company agreed to provide limited engineering support services for a period of eight weeks for the purpose of assisting OPNET with the use of the source code and up to ten days of training services for OPNET ‘s support personnel. OPNET was also granted a right to extend the service period for up to an additional eight weeks for an additional fee. The total consideration under the agreement of approximately $ 572,000 was payable in cash as follows: $ 360,000 paid upon execution of the Agreement; $ 200,000 paid in bi-weekly installments in varying amounts through January 16, 2006; and $ 12,000 paid at varying dates as training services are performed.

Additionally, in accordance with SOP 97-2, if sufficient vendor-specific objective evidence of the fair value of the elements does not exist to permit the allocation of revenue to the services and the only undelivered element is services, the entire arrangement fee should be recognized as the services are performed or on a straight-line basis over the service period if no other pattern of performance is discernible. Accordingly, the Company recognized the arrangement fee, less the value of the deferred future discount described above, on a ratable basis over the initial eight-week engineering service period from December 2005 to January 2006.

In January 2006, OPNET exercised its right to extend the engineering services through March 2006 for an additional fee of $ 96,000. The revenues from these additional services were also recognized in the first quarter of 2006.

Total revenues recognized in connection with the License Agreement, including the extension of engineering services and $ 31,000 of incremental revenues from reimbursable costs, totaled $ 203,000 in the fourth quarter of 2005 and $ 496,000 in 2006.

NOTE 4:-       PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31
	2005	2006
	U.S. dollars in thousands
Government authorities	$36	$50
Prepaid expenses	133	52
Other receivables	10	64
	$179	$166

NOTE 5:-       PROPERTY AND EQUIPMENT

	December 31
	2005	2006
	U.S. dollars in thousands
Equipment	$3,593	$3,627
Office furniture	218	221
Leasehold improvements	199	202
	4,010	4,050
Less - accumulated depreciation	3,866	3,948
	$144	$102

Depreciation expenses were $ 234,000 in 2004, $ 99,000 in 2005, and $ 82,000 in 2006.

NOTE 6:-       REVOLVING LINE OF CREDIT FACILITY

On May 27, 2005, the Company, through RadView Software Inc., the Company’s U.S. subsidiary (the “U.S. Subsidiary”), obtained a one-year revolving line of credit facility with Comerica Bank for borrowings of up to $ 2.0 million. Advances under the facility were limited to the lesser of $ 2.0 million or the sum of 75% of eligible accounts receivables plus $ 1.0 million.

Borrowings under the facility bear interest at the bank’s prime rate (3.68% as of December 31, 2005) plus 1.25%. Borrowings under the credit facility were secured by substantially all of the assets of the U.S. Subsidiary and specified assets of the Company, and guaranteed by the Company and specified subsidiaries of the Company. The Company and the U.S. Subsidiary were required to maintain compliance with financial covenants including: (a) a minimum cash balance of $1.0 million and (b) specified net income (loss) levels based on the Company’s consolidated operating budget. The Company borrowed $ 1.2 million under the line of credit. In December 2005, an event of default was incurred under the credit facility when the borrowings under the credit facility exceeded the collateral base and the Company was unable to repay the amount of the overadvance. The bank suspended all future borrowings under the facility and demanded repayment of the overadvance. The Company and the bank agreed upon a plan of repayment for all outstanding borrowings. As of December 31, 2005, outstanding borrowings under the revolving line of credit totaled $ 70,000. This amount was fully repaid in January 2006 and the revolving line of credit facility was terminated.

In connection with the facility, the Company issued to the bank a warrant to purchase 352,941 of the Company’s Ordinary  shares at an exercise price of $ 0.17 per share. The warrant was exercisable immediately and has a term of seven years. The warrants were classified in equity and also provides for piggyback registration rights. These warrants are not affected by the early termination of the revolving line of credit facility.

At the grant date, the fair value of the warrants was determined to be $ 52,000 using the Black-Scholes option-pricing model assuming a risk free interest of 3.9%, a volatility factor of 120%, dividend yield of 0% and contractual life of seven years.

NOTE 6:-       REVOLVING LINE OF CREDIT FACILITY (Cont.)

The Company also incurred financing costs totaling $ 70,000 consisting of bank fees and legal costs, which have been accounted for as deferred financing costs, until fully amortized following the repayment of the loan. The warrant costs and deferred financing costs were amortized as interest expense over the life of the revolving credit facility. Amortization of warrants costs and deferred financing costs totaled $ 122,000 in 2005.

NOTE 7:-       ACCRUED EXPENSES

	December 31
	2005	2006
	U.S. dollars in thousands
Employee compensation and related costs	$617	$543
Professional fees	123	150
Government authorities	167	182
Accrued interest on convertible loan	—	38
Royalties related to cost of sales	18	20
Other accrued expenses	209	364
	$1,134	$1,297

NOTE 8:-       DEFERRED REVENUES

Maintenance contracts	$1,124	$942
Technology license arrangements (Note 3)	369	—
Other deferred revenues	166	228
	$1,659	$1,170

NOTE 9:                            COMMITMENTS AND CONTINGENT LIABILITIES

a.                            Lease Obligations

The Company operates primarily from leased facilities. Lease agreements expire through July 2009. Annual minimum future rental payments due under the lease agreements as of December 31, 2006 are as follows:

Amount
U.S. dollars In thousands
For the Year Ending December 31,
2007	$155
2008	157
2009	52
$364

Rent expense, net of sublease income and idle-lease restructuring credits, was $ 350,000 in 2004, $ 284,000 in 2005 and $ 204,000 in 2006.

b.                           Royalties

In May 2005, the Company entered into a distribution agreement with another third party to re-brand, market and distribute certain software products of a third party also under the Company’s private label name of WebLOAD Analyzer. The Company is required to pay royalties to the third party based on the Company’s selling price for end-user revenues from the WebLOAD Analyzer product.

Royalties incurred in connection with these royalty arrangements totaled $ 28,000 in 2004, $ 88,000 in 2005 and $ 28,000 in 2006 and have been classified as cost of license revenues.

NOTE 10:-                 SHAREHOLDERS’ DEFICIT

a.                            Authorized Ordinary share capital:

As of December 31, 2006, the Company has authorized 340,000,000 Ordinary shares NIS 0.01 par value. Ordinary shares confer upon their holders voting rights, the right to receive dividends or bonus shares, if declared, and the right to share in the excess assets upon liquidation of the Company after the Preferred A and B shares.

b.                           Authorized Preferred shares:

As of December 31, 2006, the Company has authorized 125,000,000 and 75,000,000 Preferred A shares and Preferred B shares, respectively, both at NIS 0.01 par value.

NOTE 10:-                 SHAREHOLDERS’ DEFICIT (Cont.)

Preferred Shares confer on their holders voting rights, the right to receive dividends or bonus shares, if declared, and the right to share in the excess assets upon a liquidation of the Company in preference to the Ordinary shares of the Company

c.                            Treasury shares:

As of December 31, 2006, the Company holds 134,000 of Ordinary shares as treasury shares at an aggregate cost of $ 100,000. Although such shares are legally considered outstanding, the Company has no dividend or voting rights associated with its treasury shares.

d.                           Dividends

The Company has never paid cash dividends to shareholders. The Company intends to retain future earnings for use in its business and does not anticipate paying cash dividends on its Ordinary shares in the foreseeable future.

e.                            Private placement 2004:

In March 2004, the Company completed a private placement (the “Private Placement”) of its Ordinary shares, additional investment rights to purchase Ordinary shares (the “Additional Investment Rights”) and four series of warrants to purchase Ordinary shares (the “Warrants”) pursuant to a securities purchase agreement (the “Purchase Agreement”) between the Company and certain purchasers named therein (the “Purchasers”), in reliance on an exemption under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

The Company issued 3,333,331 Ordinary shares to the Purchasers for aggregate gross proceeds of $ 2.0 million. The Company also issued Additional Investment Rights and Warrants to the Purchasers. The Company received net proceeds of $ 1.8 million from the Private Placement.

In accordance with the Purchase Agreement, the Company was required to register for resale on Form S-3 (the “Registration Statement”) the Ordinary shares issued in the Private Placement and the Ordinary shares issuable upon exercise of the Additional Investment Rights and Warrants. The Registration Statement was declared effective on June 17, 2004. The Company was required to maintain the effectiveness of the Registration Statement for a period of up to two years from the effective date of the Registration Statement.

In connection with the Private Placement from March 2004, the Company issued to the Purchasers Additional Investment Rights to purchase 3,333,331 Ordinary shares at an exercise price of $ 0.81 per share, exercisable from March 11, 2004 until June 17, 2005. None of the Additional Investment Rights were exercised before their expiration in June 2005 and are all no longer outstanding.

NOTE 10:-                 SHAREHOLDERS’ DEFICIT (Cont.)

The Company also issued to the Purchasers four series of Warrants as follows:

Series	Term	Exercise Price	Number of Ordinary shares
Series A warrants	Four and a half years	$0.98	1,000,000
Series B warrants	Two years	$0.86	666,668
Series C warrants	Four and a half years	$0.98	666,664
Series D warrants	Two years	$0.86	666,664
			2,999,996

The Warrants were initially exercisable for the number of shares indicated above, subject to anti-dilution adjustments and, with respect to the Series C and D warrants, subject to the conditions indicated below. The Series A and Series B warrants became exercisable beginning September 11, 2004 for a term as noted in the table above. One half of the Series C and Series D warrants became exercisable on September 20, 2004, the date the Company’s Ordinary shares were delisted from the Nasdaq SmallCap Market. Because the Additional Investment Rights were not exercised before the delisting event, the other one-half of the Series C and Series D warrants are not exercisable. In September 2006 Series B and D warrants expired. As a result, warrants to purchase 1,333,332 Ordinary shares remain exercisable.

In May 2005, the exercise price of the Warrants was reduced in accordance with the anti-dilution provisions of the Warrants when the Company issued a warrant to a bank (see Note 6) at an exercise price below the then current exercise price of the Warrants. The table above reflects the adjusted exercise price for the Warrants immediately following the issuance of the bank warrant.

The Company may require the Purchasers to exercise their right to purchase Ordinary shares pursuant to the Warrants if the closing price of the Ordinary shares on an eligible market exceeds the respective exercise prices of any series of the Warrants by at least 100% for 20 consecutive trading days on which the average daily trading volume of the Ordinary shares is at least 250,000 Ordinary shares, excluding blocks of 25,000 or more Ordinary shares.

Pursuant to an evaluation of the terms of the Purchase Agreement under the provisions of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, the Company has classified all the above derivative financial instruments issued in connection with the private placement as equity.

NOTE 10:-                 SHAREHOLDERS’ DEFICIT (Cont.)

f.                              Private placement 2006:

On April 4, 2006, the Company signed definitive agreements for a financing with an external investor on behalf of several limited partnerships in which it serves as general partner and other potential co-investors including one of the Company’s directors and two existing shareholders (the “Investors”). On August 18, 2006, the Company’s shareholders approved the abovementioned agreement and the Company closed the financing, receiving $ 1.5 million to purchase 25,000,000 convertible Preferred A shares (the “Preferred shares”), and a convertible loan. The convertible loan bears interest at 8.0% per annum. The convertible loan plus any accrued interest thereon is convertible into Preferred shares at a conversion price of $ 0.03 per share, at the election of the Investors. The convertible loan matures three years from the closing date and, if not converted by such date, would become due and payable 30 days thereafter. The convertible loan is secured by a fixed charge on the Company’s accounts receivables and intellectual property and a floating charge on all of its assets.

The Private Placement also provides additional investment rights, at the option of the Investors, to purchase up to an additional $ 2.25 million of Preferred A shares at a price of $ 0.03 per share for a period of 18 months after the closing of the initial investment. Each Preferred A share would be convertible into one of the Company’s Ordinary shares, subject to adjustment for anti-dilution events. Each Preferred A share would receive the same voting rights as Ordinary shares, except Preferred shares would be entitled to elect the majority of the Company’s board of directors and have approval rights over specified actions. Each Preferred share would be entitled to a preference in liquidation over Ordinary shares. The Investors also received warrants to purchase 18,750,000 Preferred B shares with respect to the initial investment and would receive up to 56,250,000 warrants with respect to the additional investment, each at an exercise price of $ 0.04 per share for a period of five years from date of issuance. The consideration of $1.5 million was allocated based on the relative fair value of the convertible preferred A shares, convertible loan, the warrants and the additional right in accordance with APB 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. The total amount of the discount on the convertible loan and the beneficial conversion feature calculated based on the guidance in EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF 00-27 “Application of Issue No. 98-5 to certain convertible instruments” amounting to $750,000, is amortized as interest expenses over the term of the convertible loan. At December 31, 2006, the unamortized balance on the deemed discount on convertible loan was $656,000. The Company also calculated the beneficial conversion feature on the preferred A issued in accordance with EITF 98-5 and EITF 00-27 and recorded $212,000 as deemed dividend.

NOTE 10:-                 SHAREHOLDERS’ DEFICIT (Cont.)

On December 24, 2006, one of the investors exercised its right to make an additional investment in the Company in the amount of $ 700,000. The additional investment was pursuant to the Share Purchase Agreement dated April 4, 2006, described above. In consideration of the additional investment, the Company issued to the investor a total of 23,333,334 Series A Preferred shares and Warrants to purchase 17,500,000 Series B Preferred shares. The additional investment was made on the same terms and conditions as the initial investment, except that the Company granted to the investor a new option, to acquire an identical amount of shares and warrants the investor purchases in each additional closing, at the same terms and conditions (the “New Option”). This New Option is subject to the Company’s shareholders approval and the Company has undertaken to seek such approval at the upcoming shareholders meeting. The Company calculated the deemed distribution on the Preferred shares resulted from the exercise of the additional right and the issuance of the new option in accordance with the guidance of EITF 98-5 and EITF 00-27 and recorded an additional amount of $ 670,000 as a deemed dividend.

The parties further agreed that the Company shall have the right to buy-back any shares and warrants issued to the investor in an additional investment with respect to which a New Option was granted, by payment to the investor of the securities ‘ purchase price plus interest at an annual rate of 8%. The Company’s aforementioned buy-back right shall lapse at the end of 12 months from the date the respective New Option was issued.

On February 8, 2007 and March 20, 2007 one of the investors has closed two additional investments in the Company in the amount of $ 500,000 each. The additional investments were pursuant to the Share Purchase Agreement dated April 4, 2006 and on the same terms as were agreed for the December 2006 additional investment (see also Note 14).

g.                           Employee share purchase plan:

In November 2002, the Company established an employee share purchase plan (the “ESPP”) which permits the eligible employees of the Company to purchase shares of the Company’s Ordinary shares at 85% of the closing market price on either the first day or the last day of the applicable three-month period, whichever is lower. Employees may participate in the ESPP through regular payroll deductions of up to 10% of their pre-tax gross salary. Subject to adjustment for stock splits, stock dividends and similar events, a maximum of 1,500,000 Ordinary shares may be issued under the ESPP. No Ordinary shares were issued in connection with the ESPP in 2004, 2005 and 2006. As of December 31, 2006, there are 1,491,791 Ordinary shares available for future issuance under the ESPP.

h.                           Stock option plans:

The Company has approved for issuance an aggregate of 12,811,862 Ordinary shares for the issuance of stock options under three stock option plans as follows:

•                                8,786,622 Ordinary shares approved for issuance under a key employee share incentive plan (the “1996 Option Plan”) adopted in 1996 and amended in 2001 and 2003;

•                                75,240 Ordinary shares approved for issuance under an affiliate stock option plan (the “1997 Option Plan”) adopted in 1997; and

•                                3,950,000 Ordinary shares approved for issuance under the United States Share Incentive Plan (the “2000 Option Plan”) adopted in 2000 and amended in 2001.

NOTE 10:-                 SHAREHOLDERS’ DEFICIT (Cont.)

The 1996 Option Plan provides for the grant by the Company of option awards to officers and employees of the Company and its subsidiaries and to non-employees. The options granted under the 1996 Option Plan vest ratably over vesting periods ranging from three to five years of employment and expire 62 months from the date of issuance.

The 1997 Option Plan provided for the grant by the Company of nonqualified option awards to employees of RAD-Bynet Group of companies, which are affiliated companies. Options granted under this plan vest ratably over four years and expire 62 months from date of issuance. Through December 31, 2000, all available authorized options under this plan had been granted. No options were granted under this plan since completion of the initial public offering in August 2000. The Company accounted for these options in accordance with SFAS No. 123 utilizing the Black-Scholes option-pricing model. The Company has charged to operations $ 8,000 in 2003 and $ 3,000 in 2004 in connection with these options. As of December 31, 2006, there were no options outstanding under this plan.

The 2000 Option Plan provides for the grant by the Company of option awards to officers and employees of its U.S. subsidiary. Options granted under the 2000 Option Plan vest ratably over three to four years of employment and expire 10 years from the date of issuance.

Under all option plans, any options that are cancelled or forfeited before expiration become available for future grants. As of December 31, 2006, there were 4,809,051 options available for future grant.

Transactions related to the Company’s stock option plans for each of the three years in the period ended December 31, 2006 are summarized as follows:

	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding, December 31, 2004	3,263,578	$0.85	5.02	$58,000
Granted	1,101,055	$0.21
Exercised	—	$—
Forfeited, cancelled or expired	(1,331,753)	$1.44

Outstanding, December 31, 2005 (*)	3,032,880	$0.36	5.71	$—
Granted	5,613,333	$0.06
Exercised	—	$—
Forfeited, cancelled or expired	(2,050,612)	$0.36

Outstanding, December 31, 2006 (*)	6,595,601	$0.11	5.01	$—

Exercisable, December 31, 2004	2,307,738	$1.08		$35,000
Exercisable, December 31, 2005	1,866,508	$0.43		$—
Exercisable, December 31, 2006	1,028,417	$0.32		$—

*)     Includes 35,000 outstanding and exercisable options to consultants at a weighted average exercise price of $ 0.945 per share.

NOTE 10:-                 SHAREHOLDERS’ DEFICIT (Cont.)

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the December 31, 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company’s stock.

The following table summarizes information about options outstanding and exercisable at December 31, 2006:

	Options Outstanding			Options Exercisable
Exercise price	Number outstanding at December 31, 2006	Weighted average remaining contractual life in years	Weighted average exercise price	Number outstanding at December 31, 2006	Weighted average exercise price
$0.06 – $0.06	1,900,000	6.28	$0.06	—	$—
$0.07 – $0.07	133,333	5.05	$0.07	—	—
$0.08 – $0.08	3,580,000	4.77	$0.08	195,312	$0.08
$0.155 – $0.945	907,268	3.62	$0.30	758,105	$0.31
$0.95 – $0.95	75,000	1.01	$0.95	75,000	$0.95
	6,595,601	5.01	$0.11	1,028,417	$0.32

Through December 31, 2004 the amount of stock-based compensation arising from the difference between the exercise price and the fair market value on the date of the grant is included in shareholders ‘ equity as deferred compensation and totaled $ 8.5 million. Under APB Opinion No. 25, deferred compensation was amortized over the vesting periods of the underlying options as stock-based compensation expense.

Stock-based compensation expenses included in the reported net loss totaled $ 84,000 in 2004, $ 116,000 in 2005 and $128,000 in 2006, as follows:

	December 31,
	2005	2006
Research and development	30,000	10,000
Selling and marketing	32,000	13,000
General and administrative	54,000	105,000
Total stock-based compensation expense	116,000	128,000

The cumulative effect of the change in accounting principle related to the adoption of SFAS 123(R) was immaterial. Additional information related to our stock-based compensation awards is presented below along with the additional disclosures required by SFAS 123(R).

NOTE 10:-                 SHAREHOLDERS’ DEFICIT (Cont.)

The following table summarizes the weighted average fair value of options granted for each of the three years in the period ended December 31, 2006:

For the Year Ended:

December 31, 2004:
Weighted average exercise price	$0.45
Weighted average fair value on grant date	$0.34

December 31, 2005:
Weighted average exercise price	$0.21
Weighted average fair value on grant date	$0.16

December 31, 2006:
Weighted average exercise price	$0.07
Weighted average fair value on grant date	$0.06

The following table presents information regarding unvested stock option activity as of December 31, 2006:

As of December 31, 2006, there was $ 321,000 of total unrecognized compensation cost related to unvested stock options. Unrecognized compensation cost is expected to be recognized over a weighted average period of 3.7 years. Total fair value of shares vested during the year ended December 31, 2006 was $ 307,000.

NOTE 11:                   TAXES ON INCOME

a.                            Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes of RadView Software Ltd. are measured and reflected in accordance with the change in the Israeli Consumer Price Index (“CPI”). As described elsewhere, the Company’s consolidated financial statements are presented in U.S. dollars. The difference between the change in the Israeli CPI and the exchange rate between the U.S. dollar and the NIS causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

NOTE 11:                   TAXES ON INCOME (Cont.)

b.                           Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”)

In 1998, the Company’s investment program totaling $ 66,000 was granted Approved Enterprise status under the Law. The Company elected to adopt the “Alternative Benefits” track This track entitles the Company to a benefit period of seven years on income derived from this program as follows: (a) a full income tax exemption for the first two years and (b) a reduced income tax rate of 25%, instead of the regular rate for the remaining five-year period. Depending on the level of non-Israel investments in the Company, the period for which the Company is entitled to a reduced tax rate of 25% can be extended to eight years. The period of the benefit is limited to 12 years from commencement of production or 14 years from the date of approval. As the Company has not yet reported any taxable income, the benefit period has not yet commenced.

The benefits from the Company’s approved enterprise programs are dependent upon the Company fulfilling the conditions stipulated by the Law for Encouragement of Capital Investments, 1959 and the regulations published under this law, as well as the specific criteria in the Company’s approved enterprise programs. If the Company does not comply with these conditions, the tax benefits may be canceled, and the Company may be required to refund the amount of the canceled benefits, with the addition of linkage differences and interest. As of the date of these financial statements, the Company believes it complies with these conditions.

If the Company distributes a cash dividend out of retained earnings which were tax exempt due to its approved enterprise status, the Company would have to pay a 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the recipients.

As of December 31, 2006, the Company does not have retained earnings and accordingly, no tax-exempt income. Tax-exempt income attributable to the Approved Enterprise cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits. The Company’s board of directors does not intend to distribute any amounts of its undistributed tax-exempt income as dividends.

On April 1, 2005, an amendment to the Investment Law came into effect (the “Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

NOTE 11:                   TAXES ON INCOME (Cont.)

In addition, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

As a result of the Amendment, tax-exempt income generated under the provisions of the new law will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income.

Income from sources other than the Approved Enterprise during the benefit period will be subject to tax at the regular corporate tax rate. Israeli companies are subject to income tax at the corporate tax rate of 31% for the 2006 tax year. On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and years thereafter.

By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the Approved Enterprise during five tax years. The Company has received final approval in respect to the investment program.

c.                            Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an “Industrial Company” under the Law for Encouragement of Industry (Taxes), 1969 and is therefore entitled to tax benefits, mainly accelerated depreciation of machinery and equipment and deduction of expenses incurred in connection with a public offering.

d.                           Income (Loss) before income tax:

	Year ended December 31,
	2004	2005	2006
	U.S. dollars in thousands
Israel	$(185)	$507	$(548)
United States	(3,595)	(2,972)	(2,132)
	$(3,780)	$(2,465)	$(2,680)

e.                            Net operating losses:

As of December 31, 2006, the Company’s net operating loss carry forwards for Israeli tax purposes amounted to approximately $ 13.2 million. These net operating losses may be carried forward indefinitely and offset against future taxable business income. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax-exempt. There will be no tax benefit available from these losses and no deferred income taxes have been included in these financial statements. Deferred taxes in respect of other temporary differences are immaterial.

NOTE 11:      TAXES ON INCOME (Cont.)

The Company’s U.S. subsidiary’s tax losses through December 31, 2006 totaled approximately $ 36.7 million. These losses are available to offset future U.S. taxable income of the U.S. subsidiary subject to the limitation under rule 382 of the Internal Revenue Service, see below, and will expire between the years 2012 and 2026. Net operating loss carry forwards are subject to review and possible adjustments by the Internal Revenue Service and may be limited in the event of certain cumulative changes in excess of 50% in the ownership interests of significant shareholders over a three-year period. The Company has not evaluated under section 382 of the Internal Revenue Code what portion of such taxable losses are available for offset against future taxable income of the U.S. subsidiary following the change of control of the Company as a result of the 2006 financing.

The components of the Company’s U.S. deferred tax asset are approximately as follows:

	December 31
	2005	2006
	U.S. dollars in thousands
Net operating loss carry forwards	$13,838	$14,667
Temporary differences	74	32

	13,912	14,699
Less — valuation allowance	13,912	14,699

Net deferred tax asset	$—	$—

As of December 31, 2006, the Company had provided valuation allowances of approximately $ 14.7 million in respect of deferred tax assets resulting from tax loss carry forwards, and other temporary differences. The valuation allowance increased by $ 1,782,000 in 2004, $ 1,208,000 in 2005 and $ 787,000 in 2006. Management currently believes that since the Company has a history of losses, it is more likely than not that those deferred taxes will be realized in the foreseeable future.

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits and the effect of approved enterprise.

f.                              Final tax assessments:

The Company has received final tax assessments in Israel regarding tax years through the end of 2003.

NOTE 12:                   RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties consisted of the following:

	December 31
	2005	2006
	U.S. dollars in thousands
Accounts receivable	$2	$3
Accounts payable and accrued expenses	$22	$9

Transactions with related parties consisted of the following:

	Year ended December 31,
	2004	2005	2006
	U.S. dollars in thousands
Revenues	$2	—	$—
Sales and marketing	5	4	6
Research and development	37	32	26
General and administrative	5	6	33
Financial expenses, net	—	—	136
Total costs and expenses	$46	$42	$201

Management believes that all related party transactions have been conducted on an arm’s-length basis.

NOTE 13:      DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE

The Company has adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end-user customer.

The Company’s revenues by its customers ‘ geographic locations are as follows:

	Year ended December 31,
	2004	2005	2006
	U.S. dollars in thousands
United States	$3,409	$3,875	$3,096
Europe	731	895	714
Israel	258	515	142
Other	265	360	331
	$4,663	$5,645	$4,283

NOTE 13:                   DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE (Cont.)

The Company’s long-lived assets by geographic location are as follows:

	December 31
	2005	2006
	U.S. dollars in thousands
United States	$90	$60
Europe	3	1
Israel	434	469
Total	$527	$530

For major customers, see Note 2 (p).

NOTE 14:                   SUBSEQUENT EVENTS (UNAUDITED)

On February 8, 2007 and March 20, 2007, an investor  closed two an additional investments in the Company of $ 500,000 each. The additional investments were made pursuant to the Share Purchase Agreement entered into by the parties on April 4, 2006. The Agreement provided the investor and its co-investors with the right to make additional investments in the Company during a period of 18 months from its closing date, which was August 18, 2006.

In consideration of the additional investment, the Company issued to the investor a total of 33,333,334 Series A Preferred shares and Warrants to purchase 25,000,000 Series B Preferred shares. The additional investment was made on the same terms and conditions as the previous additional investment (see Note 11) and the Company granted to the investor an option, to acquire the identical amount of shares and warrants the investor purchased in the additional investment, at the same terms and conditions (the “Option”).

This Option is subject to the Company’s shareholders approval, and the Company has undertaken to seek such approval at the upcoming shareholders meeting.

The parties further agreed that the Company shall have the right to buy-back any shares and warrants issued to the investor pursuant to the additional investment by payment to the investor of the additional investment securities purchase price plus interest at an annual rate of 8%. The Company’s aforementioned buy-back right shall lapse at the end of 12 months from the date the Option was issued.

On March 29, 2007 and May 10, 2007, the Company closed two transactions for the sale of 32,907,000 and 23,471,980, respectively of its Ordinary shares in a private offering to investors in Israel led by an underwriting company for gross proceeds of $ 1,974,420 and $ 1,408,319, respectively. The investors received units each consisting of 10 Ordinary shares and 7 warrants, at a purchase price of $ 0.60 per unit. The warrants to purchase up to 23,034,900 and 16,430,386 Ordinary shares are exercisable each into one Ordinary share at $ 0.06 per share. The warrants are exercisable for five years from the closing date of the private placements.

NOTE 14: SUBSEQUENT EVENTS (UNAUDITED) (Cont.)

On April 11, 2007, the Company launched an Open Source initiative to complement its flagship product that is already deployed at approximately 1,600 sites; the open source software is available for free download and use.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for income taxes” (“FAS 109”). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings.

The Company is currently evaluating the effect of the adoption of FIN 48 on its financial statements.

- - - - - - - - - - - - - - - - - -

Item 19:                  Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description
1.1	Memorandum of Association of Registrant (English translation) (filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1, No. 333-41526, and incorporated herein by reference)
1.2

Amended and Restated Form of Articles of Association of Registrant (filed as Appendix B to the Company’s Proxy Statement for the Year Ended December 31, 2005, on Form DEF 14A, No. 000-31151 and incorporated herein by reference)

1.3	Form of Ordinary Share Certificate (filed as Exhibit 4.1 to the Company’s Registration Statement on Form F-1, No. 333-41526, and incorporated herein by reference)
2.1	Registration Rights Agreement (filed as Appendix E to the Company’s Proxy Statement for the year ended December 31, 2005 on Form DEF 14A, No. 000-31151, and incorporated herein by reference)
4.1	Amended and Restated Key Employee Share Incentive Plan (1996) (filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8, No. 333-67086, and incorporated herein by reference)
4.2	Amended and Restated United States Share Incentive Plan (2000) (filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8, No. 333-67086, and incorporated herein by reference)
4.3	Employee Share Purchase Plan (filed as Exhibit 10.1 to the Company’s Form 10-Q for the quarterly period ended September 30, 2002, and incorporated herein by reference)

4.4

Development, Publishing and Distribution Agreement, dated as of February 7, 2003, between Ixia and RadView Software Ltd. (filed as Exhibit 10.1 to the Company’s Report on Form 8-K filed on July 7, 2004 and incorporated herein by referenced) **

4.5

Amendment Number One to the Development, Publishing and Distribution Agreement, dated July 7, 2004, between Ixia and RadView Software Ltd. (filed as Exhibit 10.2 to the Company’s Report on Form 8-K filed on July 7, 2004 and incorporated herein by referenced) **

4.6

License and Distribution Agreement between OPNET Technologies Inc and RadView Software Ltd., dated as of December 7, 2005 (filed as Exhibit 10.13 to the Company’s Form 10-K for the year ended December 31, 2005, and incorporated herein by reference)

4.7

Loan and Security Agreement between RadView Software Inc. and Comerica Bank dated May 25, 2005 (filed as Exhibit 10.1 to the Company’s Form 10-Q for the quarterly period ended June 30, 2005, and incorporated herein by reference)

4.8

Third Party Security Agreement between RadView Software Ltd. and Comerica Bank dated May 25, 2005. (filed as Exhibit 10.1 to the Company’s Form 10-Q for the quarterly period ended June 30, 2005, and incorporated herein by reference)

4.9

Loan Payoff and Termination Agreement between RadView Software, Inc. and Comerica Bank dated January 13, 2006 (filed as Exhibit 10.16 to the Company’s Form 10-K for the year ended December 31, 2005, and incorporated herein by reference)

4.10

Bridge Loan Agreement between Fortissimo Capital Fund GP, L.P., and RadView Software Ltd., dated as of January 26, 2006 (filed as Exhibit 10.17 to the Company’s Form 10-K for the year ended December 31, 2005, and incorporated herein by reference)

4.11

Share Purchase Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. and certain other investors, dated as of April 4, 2006 (filed as Exhibit 10.18 to the Company’s Form 10-K for the year ended December 31, 2005, and incorporated herein by reference)

4.12*

Form of Warrant Issued to Fortissimo Capital Fund GP, L.P. and certain other investors, in connection with the Share Purchase Agreement identified in Exhibit 4.11 above and in connection with the Addendums identified in Exhibits 4.13, 4.14 and 4.15 below.

4.13*	Addendum Number One to Share Purchase Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P., dated as of December 24, 2006
4.14*	Addendum Number Two to Share Purchase Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P., dated as of February 7, 2007
4.15*	Addendum Number Three to Share Purchase Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P., dated as of March 20, 2007
4.16

Convertible Loan Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. and certain other investors, dated as of April 4, 2006. (filed as Exhibit 10.19 to the Company’s Form 10-K for the year ended December 31, 2005, and incorporated herein by reference)

4.17	Form of Indemnification Agreement (filed as Appendix G to the Company’s Proxy Statement for the year ended December 31, 2005 on Form DEF 14A, No. 000-31151, and incorporated herein by reference)
4.18

Managements Services Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. (filed as Appendix F to the Company’s Proxy Statement for the year ended December 31, 2005 on Form DEF 14A, No. 000-31151, and incorporated herein by reference)

4.19*	Form of Subscription Agreement for Private Placements led by Meitav Underwriting Ltd. in March and May, 2007
4.20*	Form of Warrant issued in connection with the Subscription Agreement identified in Exhibit 4.19 above.
8.1	Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Company’s Form 10-K for the year ended December 31, 2001, and incorporated herein by reference)
11.1*	Code of Ethics and Business Conduct
12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.
23.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global.

*                    Filed herewith

**             A request for confidential treatment was filed for certain portions of the indicated document. Confidential portions have been omitted and filed separately with the Commission as required by Rule 406.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RadView Software Ltd.

/s/	YOCHAI HACOHEN	/s/	ELI SOFER
Yochai Hacohen		Eli Sofer
President and Chief Executive Officer		Chief Financial Officer

Date: June 28, 2007