Form 20-F
period 2007-12-31
RADVIEW SOFTWARE LTD
filed 2008-07-15
CIK 1114999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

14 Hamelacha Street, Park Afek, Rosh Ha'ayin 48091 Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:    NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:     Ordinary Shares, nominal value NIS 0.01 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:    158,571,330 Ordinary Shares, nominal value NIS 0.01 per share as of December 31, 2007 and 158,571,330 Ordinary Shares, nominal value NIS 0.01 per share as of June 30, 2008.

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

Yes ☐ No ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒
International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

ii

FORWARD-LOOKING STATEMENTS

In addition to historical information, this annual report on Form 20-F contains forward-looking statements. Some of the statements under “Item 3.D: Risk Factors,” “Item 4: Information on the Company,” “Item 5: Operating and Financial Review and Prospects” and elsewhere in this annual report, constitute forward-looking statements. These statements relate to future events or other future financial performance, and are identified by terminology such as “may,” “will,” “should,” “expect,”“scheduled,” “plan,” “intend,”“anticipate,” “believe,” “estimate,” “aim,”“potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to certain risks, uncertainties and assumptions about us that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements are based, among other things, on assumptions in connection with:

—	the price and market liquidity of our ordinary shares;

—	our ability to attain necessary working capital;

—	the market demand for our products;

—	our ability to retain key technical and management personnel; and

—	our future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of revenues.

Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report under “Item 3.D: Risk Factors,”“Item 5: Operating and Financial Review and Prospects” and elsewhere in this annual report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the Securities and Exchange Commission (the “SEC”).

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

3A: Selected Consolidated Financial Data

The selected consolidated financial data set forth below as of December 31, 2006 and 2007 and for each of the years ended December 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements, which are included in Item 18 of this Annual Report on Form 20-F. The selected consolidated financial data as of December 31, 2003 and 2004 and for the years ended December 31, 2003 and 2004 are derived from our audited consolidated financial statements, which are not included in this Annual Report on Form 20-F. The data should be read in conjunction with and is qualified by reference to our Consolidated Financial Statements and the Notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this Annual Report on Form 20-F.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(In thousands, except share and per share data)

Consolidated Statements of Operations Data:
Revenues:
Software licenses	$2,549	$2,456	$3,138	$1,757	$1,225
Services	2,287	2,207	2,507	2,526	1,895

Total revenues	4,836	4,663	5,645	4,283	3,120

Cost of revenues:
Software licenses	147	86	147	80	26
Nonrecurring royalty reversal	-	-	-	-	-
Services	426	327	255	133	66

Total cost of revenues	573	413	402	213	92

Gross profit	4,263	4,250	5,243	4,070	3,028

Operating expenses:
Sales and marketing	4,254	3,542	3,287	2,475	2,687
Research and development	2,951	2,631	2,229	1,512	1,890
General and administrative	1,879	1,831	2,004	1,671	1,729
Restructuring charges	245	-	-	-	-

Total operating expenses	9,329	8,004	7,520	5,658	6,306

Operating loss	(5,066)	(3,754)	(2,277)	(1,588)	(3,278)

Financial income (expenses), net	(19)	(26)	(188)	(210)	(358)
Income Tax	-	-	-	-	(331)

Net Loss	(5,085)	(3,780)	(2,465)	(1,798)	(3,967)

Deemed dividend on convertible preferred shares and
exercise of additional investment rights during the year	-	-	-	(882)	(850)

Net loss attributable to ordinary shares	$(5,085)	$(3,780)	$(2,465)	$(2,680)	$(4,817)

Basic and diluted net loss per ordinary share	$(0.31)	$(0.19)	$(0.12)	$(0.13)	$(0.08)

Weighted average number of ordinary shares used in
computing basic and diluted net loss per ordinary share	16,595	19,826	20,526	20,526	60,488

	As of December 31,
	2003	2004	2005	2006	2007

Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,075	$2,163	$166	$229	$880
Working capital (deficit)	1,534	(142)	(2,369)	(1,984)	(1,810)
Total assets	5,155	3,914	1,591	1,367	2,179
Total shareholders' equity (deficit)	1,796	(84)	(2,381)	(2,039)	(2,107)

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

Risks Related to Our Open Source Model

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

We introduced our Open Source Edition in April 2007 and have not accumulated sufficient information to date on use and satisfaction with our product to determine if our market strategy has been successful. If our Open Source Edition does not generate sufficient customer awareness or open source community participation, we will be unable to realize on the substantial investment we made in development and marketing efforts and may suffer set backs in development and market acceptance of our commercial products, which may have a material adverse effect on our business.

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

Our ability to commercialize our products by incorporating third party open source software may be restricted because, among other reasons:

—	the terms of the open source license agreements may be unclear and subject to varying interpretations, which could result in unforeseen obligations regarding our proprietary products;
—	it may be difficult to determine the developers of open source software and whether such licensed software infringes another party’s intellectual property rights;
—	competitors will have greater access to information by obtaining these open source products, which may help them develop competitive products;
—	open source software potentially increases customer support costs because licensees can modify the software and potentially introduce errors; and
—	third party suppliers may assert claims against us for which we may be required to pay damages and which may otherwise result in the discontinuance of our sales until we can develop alternative software solutions.

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

Risks Related to Our Business

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

Third parties may make a claim of infringement against us with respect to our products and technology or claims that our intellectual property rights are invalid. Any claims, with or without merit, could:

—	be time-consuming to defend;
—	result in costly litigation;
—	divert management's attention and resources;
—	delay product delivery, or
—	result in substantial damage awards.

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

We anticipate that revenues from our WebLOAD product will constitute a substantial majority of our revenues for the foreseeable future. Consequently, any decline in the demand for our WebLOAD product would have a material adverse effect on our business.

We have also entered into technology licenses arrangements with Ixia and OPNET Technologies that permit the use of the technology underlying our WebLOAD product and we may enter into additional licenses in the future. These technology licenses will generate revenues for only a specified period of time.

If we fail to develop new products or fail to enhance our existing products to respond to emerging technologies and industry trends, we will likely lose market share to our competitors and our revenues will likely decline.

The target market for our products is characterized by rapid technological change, frequent new product introductions, changes in customer requirements, evolving industry standards and significant competition. We expect to introduce new versions and develop enhancements to our existing products. Our future financial performance depends upon our ability to timely identify new market trends and Internet technology and to develop and commercialize software that is compatible with these emerging trends and technologies. We may not accurately identify trends and technologies or we may experience difficulties that delay or prevent the successful development, introduction or marketing of new or enhanced software products in the future. In addition, our products may not meet the requirements of the marketplace or achieve market acceptance. If we fail to successfully and timely develop and deploy new products or product enhancements, we may lose market share to our competitors and our revenues may decline.

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

We incurred net losses of $2.5 million in 2005, $2.7 million in 2006 and $4.8 million in 2007. As of December 31, 2007, we had an accumulated deficit of $67.2 million. We expect to incur losses for the foreseeable future and cannot be certain if, or when, we will achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

We will need additional capital to finance our operations.

We will need to raise additional capital to finance our operations unless we are able to generate cash from operations. To date we have been unable to generate cash from operations. Cash used in operating activities was, $1.9 million in 2005, $1.9 million in 2006 and $3.5 million in 2007.

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

The factors that may cause fluctuations of our operating results include the following:

—	the size, timing and terms of sales of our products and services;
—	unexpected delays we may encounter in introducing new versions of our existing products as well as any new future products and services;
—	our ability to successfully retain our direct sales force and international sales organization;
—	our ability to establish and maintain relationships with our partners;
—	the fixed nature of expenses such as base compensation and rent; and
—	transaction costs, including legal, investment banking and accounting fees, in connection with extraordinary activities, such as obtaining financing or pursuing our strategic alternatives.

Due to these and other factors, we believe that period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as indicators of our future performance. It is possible that in future periods our results of operations may be below the expectations of public market analysts and investors. If this occurs, the price of our ordinary shares may decline.

We may fail to maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to evaluate the effectiveness of our internal control over financial reporting on an annual basis and furnish a report with management’s assessment. Our management is also required to report on the effectiveness of our disclosure controls and procedures. We believe that significant time, effort and expense, including time of senior management will continue to be required to design, maintain and evaluate the internal control system over financial reporting under these rules. For these reasons, the costs involved in achieving Section 404 compliance could have a material adverse effect on our business, results of operations and prospects.

We have identified and reported  significant deficiencies in our internal control over financial reporting that, taken together, may have constituted a material weakness, and we are in process of remediating these deficiencies. We may not be successful in remediating these deficiencies in the near or long term and we may not be able to prevent other deficiencies in the future.

Risks Relating To Our Financing Transaction

There has been and will continue to be substantial dilution to our existing shareholders as a result of the 2006 financing.

At the closing of our 2006 financing, we issued to the investors 25,000,000 Preferred Shares, convertible debt that could be convertible into 25,000,000 Preferred Shares, and warrants to purchase up to an additional 18,750,000 Preferred Shares. The investors had the additional right, within 18 months after the closing, to purchase up to an additional 75 million Preferred Shares and warrants to purchase up to a total of 56,250,000 additional Preferred Shares. That additional investment right was exercised in part in three additional investments by one of the investors under that financing, as described below, as a result of which we issued to that investor 56,666,668 Preferred Shares and warrants to purchase up to an additional 42,500,000 Preferred Shares. The remainder of the additional investment rights expired in March 2008. As a result, the investors in the 2006 financing have the ability, upon conversion of the Preferred Shares and convertible debt and exercise of the warrants, to acquire up to 167,916,668 of our ordinary shares.

The three additional investments by one of the investors as described above were made pursuant to three addendums to the purchase agreement for the 2006 financing, each of which granted to the investor a new option to purchase Preferred Shares and warrants to purchase Preferred Shares equal to the amount acquired under the additional investments. The new options have expired. See Item 4B. – “Business Overview – Recent Financings” and Item 7B – “Related Party Transactions” for further discussion of the new options.

In addition, in connection with the Meitav Private Placements by certain institutional investors in March 2007 and May 2007, the Company issued to those investors a total 56,378,980 ordinary shares and warrants to purchase up to an additional 39,465,286 ordinary shares. The Company has issued to its advisor in the private placements warrants to purchase 2,818,949 ordinary shares.

Fortissimo and other investors in the 2006 financing have control over most matters submitted to a vote of the shareholders, thereby limiting the power of other shareholders to influence corporate action.

As of May 31, 2008, Fortissimo Capital Fund GP, LP, or Fortissimo, owned 47.6% of our outstanding ordinary shares and, together with certain other investors in the 2006 financing with which Fortissimo shares voting rights, owned 53.9% of our outstanding ordinary shares (including the ordinary shares issuable upon conversion of the Preferred Shares held by them) and together with those other investors, owned 69.3% of our outstanding shares, including shares issuable on exercise of warrants and additional investment rights and conversion of debt. See Item 7A. – “Major Shareholders”. Fortissimo and these investors are parties to a voting agreement to vote their shares with Fortissimo, as a result of which, Fortissimo has the power to substantially influence the outcome of most matters submitted to a vote of shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of RadView. In addition, Fortissimo is also entitled to nominate a majority of the members of our board of directors to be designated as preferred directors. These preferred directors have been granted approval authority over significant corporate actions and transactions.

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

Our shares are quoted on the OTCBB. Until September 2004, our shares were traded on the Nasdaq SmallCap Market. As a result of being traded on the OTCBB, our shareholders and we have experienced and may in the future experience negative consequences, including:

—	a less liquid trading market for our ordinary shares;
—	loss of investor confidence that could result in the decline in the trading price or volume of our ordinary shares;
—	decrease of our reputation with prospects, customers, employees and vendors, any of which may have a material adverse affect on our business; and
—	reduced access to capital markets in the event we need to raise additional capital.

The 2006 financing and Meitav investments may have an adverse effect on the market price of our ordinary shares.

Under the terms of the 2006 financing and the Meitav investments, our ordinary shares may be issued as a result of the conversion of convertible securities and debt or the exercise of warrants. In the event these ordinary shares would be sold at prices that are below the market price of our ordinary shares at the time of exercise or conversion, the market price of our ordinary shares may decline.

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

In connection with previous capital raising activities, including our private placement in March 2004 and revolving line of credit facility in 2005, we have outstanding several series of warrants to purchase our ordinary shares at various exercise prices. In connection with the 2006 financing, we have issued a substantial number of Preferred Shares and warrants to purchase Preferred Shares, as well as convertible debt that is convertible into Preferred Shares. Our ordinary shares may be issued as a result of the conversion of our convertible securities or the exercise of warrants. Under the terms of the 2006 Financing, the Meitav Private Placements, and the Comerica warrant, the ordinary shares underlying the securities issued in those transactions and certain other securities outstanding prior to those transactions may be registered for resale to the public or may become freely tradeable under Rule 144.

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

In connection with the 2006 financing, our Articles of Association were amended to allow for the creation of Preferred Shares and establishment of their rights and preferences, which include the following:

—	Preferred Shares vote on an as-converted basis with ordinary shares on all matters presented at a general meeting of shareholders;
—	Preferred Shares are entitled to nominate a majority of the members of the board of directors;
—	Preferred Shares have a priority preference upon liquidation; and
—	Preferred Shares have protective rights over significant corporate actions, such as approval of mergers and acquisitions, voluntary liquidation or dissolution, declaration of dividends, amendments to the articles of association, sale or transfer of assets, and issuance of securities with equal or superior rights.

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

A substantial portion of our revenues are generated in U.S. dollars, while a portion of our expenses, primarily salaries and related expenses incurred in our Israeli facility, is in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Our Israeli-based employees’ salaries are influenced by inflation in Israel. As a result, any increase in the rate of inflation in Israel may have a negative impact on our dollar-measured operating results unless the inflation in Israel is offset by a devaluation of the NIS in relation to the U.S. dollar. In 2004, the rate of inflation in Israel was increased by 1.2% and the value of the U.S. dollar decreased in relation to the NIS by 1.6%. In 2005, the rate of inflation in Israel was increased by 2.4% and the value of the U.S. dollar increased in relation to the NIS by 6.8%. In 2006, the rate of inflation in Israel decreased by 0.1% and the value of the U.S. dollar decreased in relation to the NIS by 8.2%. In 2007, the rate of inflation in Israel decreased by 3.4% and the value of the U.S. dollar decreased in relation to the NIS by 8.97%. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. We cannot predict any future trends in the rate of inflation in Israel or trends in the rate of exchange between the NIS and the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be materially adversely affected.

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

Israeli law requires us to obtain a government license to engage in research and development of, and export of, the encryption technology incorporated in our products. We currently have government licenses to engage in production of our encryption technology in our products in their 40- and 128-bit versions. Our research and development activities in Israel would need to be modified to transfer this activity to our U.S. development organization, and our current practice of exporting our products from Israel to the U.S., with embedded encryption technology, would need to be changed if:

—	the Israeli government revokes our current licenses;
—	our licenses fail to cover the scope of the technology in our products; or
—	Israeli laws regarding research and development export or use in general of encryption technologies were to change.

We currently benefit from government programs and tax benefits that may be discontinued or reduced.

We currently receive tax benefits and have been approved for a research and development grant for 2007 of up to approximately $460,000 under Government of Israel programs, out of which we have received, as of May 31, 2008, the amount of $388,600 out of the entire grant and in order to receive the full amount of the grant we are required to submit the Company’s 2007 annual report. We have filed an application for a new grant in the amount of $500,000 for 2008, as of the second quarter, but we cannot assure that an agreement for such grant will be concluded. In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in property and equipment. We may not be able to continue to meet all of these conditions. In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or to retroactively pay tax on any income at a higher tax rate than that applying under these benefits.

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

Provisions of the Israeli Companies Law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, Radview. The Israeli Companies Law generally provides that a merger be approved by both the board of directors of a company and a majority of the shares present and voting on the proposed merger at a meeting called upon with at least 21 days notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging company. Finally, a merger may not be completed unless at least 50 days have passed since the filing of the merger proposal signed by both parties with the Israeli Registrar of Companies.

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

Our corporate headquarters and research and development facilities are located at 14 Hamelacha St., Park Afek, Rosh Ha’Ain, 48091, Telephone +972-03-915-7060. Our US sales office is located at 991 Highway 22 West, Bridgewater, New Jersey, 08807.

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

Open Source: In April 2007 we adopted an open source approach for developing, marketing and selling software. Our goal for the open source model is to take a leadership position in the distribution of performance-testing solutions for internet applications. The wide distribution inherent in an open source model can acquaint a much broader section of the market with the WebLOAD family of products. With a wide community of users and developers enjoying free access to a robust, proven product, there is increased exposure to our target commercial market that requires an enterprise-ready product with associated services and support. For the risks related to Open Source, see Item 3D – “Risk Factors – Risks Related to Our Open Source Model”.

Recent Financings

In August 2006, we closed a financing led by Fortissimo Capital Fund GP LP, or Fortissimo, and a group of co-investors that included one of our directors and two existing shareholders, for an initial investment of $1.5 million consisting of $750,000 for the purchase of 25,000,000 convertible preferred shares, or Preferred Shares, at a purchase price of $0.03 per share, and $750,000 as a convertible loan. The investors also had the right to purchase up to an additional 75 million Preferred Shares at a price of $0.03 per share, for up to a total of $2.25 million, within 18 months after the closing of the initial investment. The additional investment rights were exercised in part, as described below, and the remainder of these rights have expired.

The Preferred Shares are convertible, at the election of the holder, into our ordinary shares on a one-for-one basis. In addition to voting rights similar to our ordinary shares, Preferred Shares are also entitled to nominate a majority of the members of our board of directors and have voting control over significant corporate actions. Preferred Shares also have a preference in liquidation over our ordinary shares. The investors also received warrants to purchase up to 18,750,000 Preferred Shares with respect to the initial investment and up to a total of 56,250,000 additional Preferred Shares in the event they made the additional investment. The warrants have an exercise price of $0.04 per share and are exercisable for a period of five years from date of issuance.

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

Pursuant to each of the First, Second and Third Addendums, respectively, and in consideration of the acceleration of the additional investment rights, the Company undertook to grant Fortissimo a new option (each a “New Option”) to acquire, on the same terms and conditions, the same number of shares and warrants as purchased under the respective Addendum. Each New Option was subject to the right of the Company for a period of 12 months from the date of issuance of the New Option (and subject to RadView having available surplus) to buy back any shares purchased under the Addendum. Fortisimo did not exercise the New Options. The Company did not exercise its rights to buy back any shares purchased under the Addendums and these rights have expired.

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

2007 Product Highlights

In December 2007, we announced the launch of WebLOAD 8.2; that version of WebLOAD introduced improvements to the WebLOAD IDE, with improvements to the stability and performance of the product. In addition, version 8.2 included support for testing the Adobe Flex rich application environment and support for testing multimedia streaming.

Industry Background

Distributed Computing Environments

Historically, companies relied on traditional client/server applications to perform internal business processes and share information. The rapid growth and acceptance of the Internet has fundamentally changed the way companies now conduct business and has enabled the proliferation of distributed computing environments.

Today, these distributed computing environments have the following attributes:

—	Scope: may include any combination of client/server environments, the Internet, intranets and extranets;
—	Structure: may be composed of a complex system of rapidly evolving hardware and software technologies, all of which may be geographically dispersed throughout the world;
—	Usage: commonly used to communicate, obtain and share information, sell goods and services, interact with customers, suppliers and partners; and
—	Accessibility: users can access the application from any location at any time.

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

Characteristics of Web Applications

Web applications are becoming the standard for new application software. We believe that web applications will eventually displace legacy client/server systems. Web applications have the following characteristics that present significant challenges to their successful development, deployment and ongoing operation:

—	Complexity. Web applications typically involve the integration of many hardware and software components and technologies from multiple vendors often requiring close collaboration among a wide array of technology, media and graphic specialists;
—	Unpredictable Loads and Stresses. Web applications are available to a potentially large number of users and can be subject to large traffic spikes;
—	Nonstop Operation. Due to the business-critical nature of website initiatives, web applications must be available to users on a constant basis with minimal or no downtime for upgrades or modifications. Also, given the nature of the Internet, where websites can be accessed by users from all over the world, from different time zones, operation must be available 24x7;
—	Rapidly Evolving Technologies. Web applications are typically developed using software that is continuously changing as new technologies and standards emerge; with emerging new technologies such as those appearing under the Web 2.0, SOA and RIA (Rich Internet Applications), which continue to rapidly change the nature and complexity of web and Internet applications; and
—	Continuous Modifications and Updates. Web applications are typically modified and updated on a continuous basis as companies add new content and functionality and incorporate new technologies and standards.

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

The performance of web applications includes the following key elements:

—	Integrity: must operate as designed with full functionality accurately intact;
—	Scalability: must be able to accommodate very large numbers of concurrent users and complex usage patterns;
—	Efficiency: must operate rapidly and efficiently without deteriorating response time or processing bottlenecks; and
—	Reliability: must consistently function as intended over prolonged periods when deployed and integrated into a company’s existing and evolving systems.

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

Additionally, we believe that the release of WebLOAD Open Source provides access to a new segment of users, which will increase WebLOAD’s market exposure. In turn with that exposure, we can expect to attract more commercial customers although we have not accumulated sufficient information to date on use and satisfaction with our product to determine if our market strategy has been successful. Another advantage of WebLOAD Open Source lies in the nature of the open source community, which enjoys free access to development and application tools and in turn contributes to development of additional features and fixes, all of which can contribute to our continued product development when the developer’s code is also public.

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

This results in significantly reduced costs and the improved time to market needed to successfully launch high performing, reliable web applications.

See “Sales and Marketing” for a discussion of our marketing channels and sales methods.

In our view, this growing market opportunity would be best addressed by solutions such as ours, that:

—	efficiently and accurately simulate real world operating conditions;
—	offer integrated and comprehensive performance assessment capabilities;
—	allow performance assessment and error detection early in development process;
—	provide detailed performance analysis to assist companies in better identifying and quickly resolving performance bottlenecks and other problems;
—	enable collaboration among all parties involved in the development and deployment of web applications;
—	provide open and extensible tools, that can be tailored and customized by our users to fit to their own specific needs;
—	enable rapid development of new tools and features by incorporating other open source software projects;
—	leverage the open source community contributions to improve and shorten our development cycles; and
—	join with other open source software vendors, providing our tools as plug-ins to their tools, or vice versa, to bring together a more complete solution.

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

We believe the principal competitive factors affecting our market include:

—	the ability to accurately emulate client-user interactions with the web application, including efficient simulation of very large numbers of users, extreme fluctuations in traffic and complex user demands placed on web applications;
—	breadth and depth of features for detecting and resolving software errors early in the development cycle;
—	ease of use and interactive user features;

—	price and total cost of use, including hardware and training requirements;
—	ability to stay technically current and compatible with rapidly emerging and changing web technologies and standards; and
—	compatibility with the user's existing network components and software systems.

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

Our Strategy

Our objective is to be a leading provider of software for testing the performance, scalability and reliability of Internet applications. Our strategy is to use open source as an approach to develop, market and sell our professional software and services. By giving an Open Source Edition to the community and establishing webload.org, our goal is to take a leadership position in the distribution of performance testing solutions for internet applications. WebLOAD Open Source is being offered in parallel with the commercial version of WebLOAD, WebLOAD Professional, which is offered with full maintenance and support and is superior in functionality over the Open Source Edition. We believe that the wide distribution inherent in an open source model will acquaint a much broader section of the market with the WebLOAD product line. While a wide community of users and developers enjoy free access to a robust, proven product, RadView gains increased exposure to a commercial market that requires an enterprise-ready product and associated services and support.

Increase Revenues and Control Costs to Achieve Profitability

Our net loss attributed to ordinary shares was $2.5 million in 2005, $2.7 million in 2006 and $4.8 million in 2007. The increase in net loss in 2006 resulted primarily from the recording of an $0.88 million deemed dividend attributable to the preferred shares in the original 2006 financing and related additional investments. The deemed dividend reflects an adjustment of the financing components in light of their relative fair value. The increase in net loss in 2007 resulted primarily from decrease in revenues and an increase in research and development expenses due to the Open Source project and an increase in sales and marketing expenses and a recording of an $0.85 million deemed dividend attributable to the preferred shares in the original 2006 financing and related additional investments.. We have lowered our operating costs in each of the past five years to more closely align costs with our expected revenues. We expect a decrease in 2008 in our research and development expenses as well as sales and marketing costs and our general and administration costs. We are focused on increasing our revenues while continuing to control costs in order to further reduce our net loss with the objective to ultimately achieve profitability and positive cash flow in the future.

Maintain and Extend Product Leadership

In 2006, we introduced WebLOAD IDE, a new tool for recording, authoring and debugging of test scripts, replacing the AAT and Browser Playback tools, which were part of the WebLOAD product line. In December 2007, we announced the launch of WebLOAD 8.2, which, among other things, introduced improvements to the stability and performance of the WebLOAD IDE, and included support for testing the Adobe Flex rich application environment and for testing multimedia streaming.

In April 2007, we introduced WebLOAD Open Source, a commercial grade performance testing product, based on the WebLOAD product.. We developed and will continue to develop WebLOAD Professional, to introduce new add-ons to support additional protocols (such as Adobe Flex) and development environments (such as Oracle Forms).

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

Lead the Open Source Software Performance-Testing Market

By incorporating other open source software projects and tools into WebLOAD Open Source, we will be able to incorporate them into the WebLOAD Professional, to increase the speed, efficiency and quality of new features we develop.

We intend to foster strategic relationships with other open source software vendors, to incorporate our products into theirs (or vice versa), to expand our market presence and create additional marketing and sales channels.

Leverage Our Installed Customer Base

To date, we have licensed our software to over 1,600 companies worldwide of which approximately 300 have renewed their software-support agreement with us. A portion of our product orders are received from existing customers and distribution channels. These orders are typically the result of support and maintenance renewals and upgrades or expansions to their previously purchased licenses. For example, upon payment of additional license fees, an existing customer of our load-testing product may increase either or both the maximum number of allowable simulated users that can be generated from within the product and the number of end-users allowed to operate the product.

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

Provide Solutions that Contribute to a Low Total Cost of Ownership

Companies purchase testing solutions based on several criteria, including the total cost of ownership. Factors that contribute to the total cost of ownership for testing solutions include, among others, the costs of testing software, hardware used to simulate user load traffic, training, and designing, writing and maintaining test scripts. We believe our software contributes to a low total cost of ownership in many ways, including:

—	We offer competitive prices and flexible licensing options for our software solutions;
—	Our software efficiently simulates user load traffic which reduces the cost of hardware required to perform tests;
—	Our open-standards scripting language reduces the learning requirements for users and simplifies test script generation and reduces script maintenance;
—	Our software runs on a variety of platforms allowing users to leverage the infrastructure they already own or have access to; and
—	We offer free access to our Open Source Edition.

Products

Our current product line consists of:

—	WebLOAD Professional: software that assures the performance of web applications by efficiently simulating very large numbers of users, extreme fluctuations in traffic and the complex user demands placed on web applications within an operating environment.
—	WebLOAD Open Source: the free, open source edition of WebLOAD Professional which has limited features compared to the Professional edition, such as limited users simulated. Our Open Source Edition does not include any of the Professional add-ons and no support or services are provided.
—	WebRM: enterprise software that promotes efficient use of resources, facilitates collaboration and enables increased productivity by allowing developers, quality assurance, or QA, and information technology staff to share the same testing technologies, methodologies and resources throughout the application development life cycle. This enables the systematic verification of web application quality at all stages and facilitates rapid deployment.

As part of our focus on performance testing, we discontinued sales of WebLOAD Analyzer and discontinued development and sales of the WebFT and TestView Suite products. We have not supported the existing customers for any of these products beyond April 2008. The phase out of support and maintenance has not had a material impact on our customer base.

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

WebLOAD Professional

Using WebLOAD Professional, customers create test scripts that simulate users’ interactions with web applications. These scripts are written in JavaScript, the web standard for application scripting. WebLOAD includes recorders that enable customers to rapidly generate scripts by copying interactions between a web browser and a web application. WebLOAD also enables more advanced users to create highly complex interactions using JavaScript and WebLOAD IDE – WebLOAD’s script authoring tools.

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

WebLOAD Professional supports all modern web development technologies, such as Web 2.0, Ajax, Web Services, SOA, etc. During 2007 we completed the development of add-ons to support Adobe Flex data services 2, RTSP/RTP and other multimedia protocols which, were released, and are available for purchase separately from WebLOAD Professional, and added to it to increase its functionality.

WebLOAD Open Source

WebLOAD Open Source is the first commercial-grade open source performance testing tool, currently with a partial set of the WebLOAD Professional features. The knowledge and assets developed with the Open Source Edition can be maintained after upgrading to the Professional edition.

WebLOAD Open Source provides the basic set of features needed to conduct performance tests for internet applications.

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

Customers

To date, we have licensed our software to approximately 1,600 customers worldwide, of which approximately 300 have renewed their software-support agreement with us. Our customers include companies across a broad range of industries, including financial services, technology, retail, manufacturing, government, telecommunication, health care and education.

Our customers are located primarily in the United States, Canada, Europe, Asia Pacific, and Israel. Revenues derived from customers in the United States as a percent of total revenues were, 68.6% in 2005 68.8% in 2006 and 57% in 2007. We expect to continue to derive the majority of our revenues from customers in the United States

Sales and Marketing

Sales. We sell our products through a direct sales force and through channel partners. Our direct sales force consists of sales personnel and sales engineers located at our corporate headquarters in Israel, as well as an office in the United States. Our channel partners consist of testing services providers, web system integrators, , independent software vendors and international distributors in Europe, Israel and Asia. Revenues from our indirect distribution channels as a percentage of total revenues were, 21.5% in 2005, 18.5% in 2006 and 14% in 2007. In the future, we expect to expand our network of indirect channel partners to increase revenues from sales through them.

Marketing. We engage in a variety of corporate and product marketing activities and provide product information through our website. We offer free trials of our WebLOAD Professional that can be downloaded from our website. Our marketing programs are aimed at informing customers and prospects of the benefits of our software, increasing the market awareness of our products and generating demand for our products. Our marketing activities include public relations initiatives, focused lead generation activities, participation in trade shows and conferences, web seminars, and cultivating relationships with key technology analysts.

Customer Support

We offer a range of support and maintenance and training services to our customers. We believe that providing a high level of customer service and technical support is necessary to achieve rapid product implementation, which in turn, is essential to customer satisfaction and continued license sales and revenue growth. We provide telephone and e-mail technical support from Dallas, Texas and from our development center in Israel. Support and maintenance agreements are generally purchased for 12-month terms. We track support requests through a series of customer databases, including current status reports and historical customer interaction logs. We use customer feedback as a source of ideas for product improvements and enhancements. We also provide training (introductory and advanced) and consulting to assist our customers in the development and deployment of web-based applications using our products.

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

Members of our research and development group have extensive experience working with web technologies and software testing solutions. We believe that our future performance will depend in large part on our ability to enhance our current product line, develop new products and provide innovative solutions for verifying the performance and scalability of web applications. Our research and development expenses were, $2.2 million in 2005, $1.5 million in 2006 and $1.9 million in 2007. We received approval for a grant in the amount of up to approximately $460,000 from the Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor for participation in our open source research and development program in 2006. As of May 31, 2008, we have received the amount of US$388,600 out of the entire grant. In order to receive the full amount of the grant we are required to submit the Company’s 2007 annual report. We have filed an application for an additional grant in the amount of $500,000 for 2008, as of the second quarter, but we cannot assure that an agreement for such grant will be concluded.

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

Exchange Controls

See Item 10D.

Item 4C. Organizational Structure

In Israel – RadView Software Ltd., an Israeli company, is our corporate headquarters and principal operational center for research and development and for international sales.

In the US – RadView Software Inc., a New Jersey corporation with offices in New Jersey, is our wholly-owned subsidiary and site of our sales, distribution and support center.

We have three inactive wholly-owned subsidiaries in Europe: RadView Software (UK), RadView GmbH in Germany and RadView AB in Sweden.

Item 4D. Property, Plants and Equipment

We do not own any real property. We lease approximately 3,446 square feet of office space in Rosh Ha’ayin, Israel for our corporate headquarters, research and development and international sales operations under a lease being finalized and which will expire in December 2008. In addition, we rent an office suite in Bridgewater, New-Jersey under a lease which is renewed on a quarterly basis. We are currently subleasing our former sales office in Burlington, Massachusetts to a third party under a lease expiring in July 2009. We believe that the properties leased by us are adequate for all of our present and near-term needs.

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

A portion of our software license revenues, and to a lesser extent our services revenues, was derived from royalty fees, license fees and engineering service fees from technology license transactions. Revenues recognized under such arrangements totaled to $928,000 in 2005 and $496,000 in 2006. In 2007, no such revenues were recognized and we expect that the impact of future technology license transactions, if any, will not represent a material portion of our total revenues.

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

We have incurred net losses since our inception. Our net loss attributed to ordinary shares was $2.5 million in 2005, $2.7 million in 2006 and $4.8 million in 2007. In 2005, the decrease in our net loss was primarily attributable to an increase in revenues and, to a lesser extent, lower operating expenses. The increase in our net loss in 2006 resulted primarily from the recording of an $0.88 million deemed dividend attributable to the preferred shares purchased in the original 2006 financing and related additional investments. Such deemed dividend reflects an adjustment of the financing components in light of their relative fair value. The increase in our net loss in 2007 resulted primarily from the decrease of revenues and the launch of the Open Source project and a recording of an $0.85 million deemed dividend attributable to the preferred shares purchased in the original 2006 financing and related additional investments. If we are to achieve future profitability, we must continue to increase our revenues while maintaining lower operating expenses.

Cash used in operating activities $1.9 million in 2005, $1.9 million in 2006 and $3.5 million in 2007, attributable primarily to our net losses, partially offset by noncash charges such as depreciation expense and stock-based compensation along with changes in current assets and liabilities. We expect that operating expenses will constitute a material use of our cash resources

In August, 2006, we closed a financing led by Fortissimo Capital Fund GP, LP, or Fortissimo, along with several co-investors including one of our directors and two existing shareholders, to provide for a minimum initial investment of $1.5 million and up to $2.25 million of additional investments, at the election of the investors, over 18 months; Fortissimo made three additional investments to date, for a total amount of $1.7 million, and the remainder of the additional investment rights have expired.

In March and May 2007, we closed private placements for investments by institutional investors led by Meitav Underwriting Ltd., or Meitav, for an investment of approximately $3.4 million.

Our cash balance was $880,000 as of December 31, 2007. We believe that our existing cash and cash equivalents, that include the proceeds available from the additional investments by Fortissimo in 2007 and the Meitav-led investments, will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next twelve months.

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

Revenue Recognition

The Company generates revenues from licensing the rights to use certain of its software products. The Company also generates revenues from support and maintenance services and, to a lesser extent, training and consulting services. The Company sells its products primarily through its direct sales force and, to a lesser extent, through resellers and distributors considered as end-users.

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

Severance pay

In accordance with Israeli compensation law, the Company is required to make severance payments to Israeli employees upon their termination of employment. The amount of such severance payments is based on the most recent monthly salary multiplied by the number of years of employment as of the balance sheet date. The Company has accrued for the estimated total cost of severance pay as computed as of the balance sheet date. Severance expense totaled $ 90,000 in 2005, $ 116,000 in 2006 and $62,000 in 2007

The Company has partially funded its severance pay obligations by monthly deposits for insurance policies. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and is presented as an asset in the consolidated balance sheets.

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

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained) otherwise a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to “FAS 109". This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. (See also note 11).

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 is reported as an adjustment to the opening balance of retained earnings. The adoption of FIN 48, as of January 1, 2007, affected the Company’s retained earnings and financial position in the amount of approximately $411,000.

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

As a result of adopting SFAS 123(R) on January 1, 2005, the Company’s net loss ended December 31, 2006, is $128,000 lower than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net loss per Ordinary share for the year ended December 31, 2006, is $ 0.12 lower than if the Company had continued to account for share-based compensation under APB 25. The Company’s net loss ended December 31, 2007, is $131,000 lower than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net loss per Ordinary share for the year ended December 31, 2007, is $ 0.06 lower than if the Company had continued to account for share-based compensation under APB 25.

The Company has determined the fair value of share-based payments issued after January 1, 2005 and unvested options granted in prior periods using the Black-Scholes option valuation model, using the following weighted-average assumptions:

	Year Ended December 31,
	2005	2006	2007

Expected life of option	4 years	4 years	4 years
Dividend yield	-	-	-
Expected volatility	123%	109%	109%
Risk-free interest rate	3.9%	4.72%	4.74%

Expected volatilities are based on historical volatility of the Company’s Ordinary shares. The Company uses historical data to estimate option exercises and employee terminations within the valuation model. The Company determined the expected life of the options according to the “simplified method” allowed under SAB107, which is the midpoint between the vesting and the contractual term of the Company’s stock options. The risk-free rate is based on the U.S. Treasury yield curve.

Share based payments are expensed straight-line.

The Company applies SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employee for Acquiring, or in Conjunction with Selling Goods or Services, with respect to options and warrants issued to nonemployees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date. No options or warrants were granted to nonemployees in 2006 or 2007.

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

All exchange gains and losses from the above-mentioned remeasurement are reflected in the statements of operations and were not material for all periods presented. The representative rate of exchange was U.S. $1.00 to New Israeli Shekel (“NIS”) to NIS 4.603 at December 31, 2005 U.S. $1.00 to NIS 4.225 at December 31, 2006 and US $1.00 to NIS 3.846 on December 31, 2007.

5A: Results of Operations

The following table sets forth the consolidated statement of operations data as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2005	2006	2007

Revenues:
Software licenses	55.6%	41.0%	39.3%
Services	44.4%	59.0%	60.7%

Total revenues	100.0%	100.0%	100.0%

Cost of revenues:
Software licenses	2.6%	1.9%	0.8%
Services	4.5%	3.1%	2.2%

Total cost of revenues	7.1%	5.0%	3%

Gross profit	92.9%	95.0%	97.0%

Operating expenses:
Sales and marketing	58.2%	57.8%	86.1%
Research and development	39.5%	35.3%	60.6%
General and administrative	35.5%	39.0%	55.4%

Total operating expenses	133.2%	132.1%	202.1%

Operating loss	(40.3)%	(37.1)%	(105.1)%

Financial expense, net	(3.4)%	(4.9)%	(11.5)%

Deemed dividend	0.0%	(20.6)%	(27.2)%

Net loss attributable to ordinary shares	(43.7)%	(62.6)%	(154.4)%

Comparison of 2007 and 2006

Revenues

Total Revenues. Total revenues were $4.28 million in 2006 and $3.12 million in 2007. Total revenues decreased by $1.16 million, or 27.5% due to a $532,000 decrease in product revenues and a $631,000 decrease in services revenues.

Software License. Software license revenues consist primarily of revenues from the license of our software products to end-users, resellers, and technology partners. Software license revenues were $1.757 million in 2006 and $1.225 million in 2007. Software license revenues decreased by $532,000, or 30%, due to a decrease in sales.

Services. Service revenues consist primarily of revenue from annual support and maintenance contracts and, to a lesser extent, training and consulting services. Services revenues were $2.5 million in 2006 and $ 1.9 in 2007. Services revenues decreased by $600,000, or 24%, due to services to Opnet in 2006 that did not proceed in 2007.

Cost of Revenues

Cost of Software Licenses. Cost of software licenses consists principally of direct product costs, such as product media and packaging, as well as royalties due to third parties. Cost of software licenses was $80,000, or 4.6% of software license revenue in 2006 compared to $26,000, or 0.8% of software license revenue in 2007. The reduction in the cost of software licenses resulted from lower third-party royalty payments attributable to decreased revenues from royalty-bearing products in 2007.

Cost of Services. Cost of services consists principally of personnel related costs associated with customer support and training. Cost of services $133,000, or 5.2% of service revenues in 2006 compared to $66,000, or 2% of service revenues in 2007. This decrease was due to lower personnel costs for support and maintenance services resulting from reductions in personnel and salary-related costs in 2007.

Operating Expenses

Sales and Marketing. Sales and marketing expenses consist principally of salaries and commissions for sales personnel, recruiting costs, trade show costs, travel and other marketing costs such as lead generation activities, advertising and product promotion. Sales and marketing expenses were $2.5 million, or 57.8% of total revenues in 2006 compared to $2.7 million, or 86% of total revenues in 2007. The increase in sales and marketing costs relate primarily to the launch of the open source product and the marketing activities related to this launch. We expect that our sales and marketing expenses will not increase over the next year.

Research and Development. Research and development expenses consist principally of salaries and related expenses required to develop and enhance our products. Research and development expenses were $1.5 million, or 35.3% of total revenues in 2006 compared to $1.9 million, or 60.6% of total revenues in 2007. This increase resulted primarily from the resources allocated to the open source product. We expect that our research and development expenses will decrease in 2008 as a result of reduction in personnel and due to reduced resources for the open source product.

General and Administrative. General and administrative expenses consist principally of executive, finance and administrative salaries and related expenses, and costs of being a publicly held company. General and administrative expenses were $1.7 million, or 39% of total revenues in 2006 compared to $1.7 million, or 55.3% of total revenues in 2007. We expect that our general and administrative expenses will decrease in 2008 due to a reduction in personnel.

Financial Income (Expense), Net. Interest expense, net was $287,000 in 2007 resulting primarily from interest expense arising from discount amortization and interest of convertible loan received from a related party. We expect that our interest expense, net may increase in 2008 as a result of interest and discount amortization of convertible loan and warrants costs in connection with financings that occurred during 2006.

Currency translation gains and losses were $50,000 in 2006 and $70,000 in 2007. The increase resulted from exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel.

Income Taxes. We have an estimated net operating loss carry forward for Israeli tax purposes totaling approximately $ 23.5 million through December 31, 2007 that would reduce future Israeli income taxes, if any. These net operating losses may be carried forward indefinitely and offset against future taxable business income. We expect that during the period these losses are utilized, our income would be substantially tax exempt.

Our U.S. subsidiary has net taxable losses for U.S. Federal and state tax purposes totaling approximately $37.2 million through December 31, 2007. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to “Change in ownership” provision of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

The Company and its subsidiary provide a valuation allowance on the entire deferred tax asset in respect of the carryforward losses, due to the uncertainty regarding future realization. Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward will not be realized in the foreseeable future. Deferred taxes in respect of other temporary differences are immaterial.

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

Operating Expenses

Sales and Marketing. Sales and marketing expenses consist principally of salaries and commissions for sales personnel, recruiting costs, trade show costs, travel and other marketing costs such as lead generation activities, advertising and product promotion.  Sales and marketing expenses were $3.3 million, or 58.2% of total revenues in 2005 compared to $2.5 million, or 57.8% of total revenues in 2006.  The decrease in sales and marketing costs related primarily to personnel reductions and lower marketing program spending.

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

Impact of Inflation and Currency Fluctuations

A substantial majority of our revenues is received, and a majority of our expenses is incurred, in U.S. dollars. Revenues denominated in U.S. dollars as a percent of total revenues were 88.9% in 2005, 85.7% in 2006 and 80.9% in 2007. Expenses denominated in U.S. dollars as a percent of total expenses were 57.6% in 2005, 53.3% in 2006 and 35.8% in 2007.

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

Market Risk

We currently do not invest in, or hold for trading or other purposes, any financial instruments subject to market risk. Except for a $750,000 convertible loan obtained during 2006, we currently do not have any outstanding borrowings or other credit facilities

Impact of Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards. The Company will adopt SFAS No. 157 effective on January 1, 2008. The adoption of SFAS 157 is not expected to have material effect on the Company’s financial statements.

In February 2008, the FASB issued FASB Staff Position FSP 157-2, “Effective Date of FASB Statement No. 157" (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The Company is currently evaluating the impact that SFAS No. 157 will have on its consolidated financial statements when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of 2009.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value which will be determined according to SFAS 157 mentioned above. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company believes that the adoption of SFAS No. 159 will not have any significant effect on the Company’s financial statements, results of operations or financial position, since the Company will not apply the fair value option for its existing assets and liabilities as of January 1st 2008.

In December 2007, the FASB issued SFAS 141(R), “Business Combinations” (“SFAS 141(R)”). This Statement replaces SFAS 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)‘s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

SFAS 141(R) also amends SFAS No. 109, “Accounting for Income Taxes”, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things; provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141R is not expected to have any effect on accounting for current subsidiaries.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends ARB 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008.

In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008. SAB 110 amends and replaces Staff Accounting Bulletin No. 107 (“SAB 107”), Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The adoption of SAB 110 would not have any effect on the Company’s financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133". SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the impact of SFAS No. 162 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s financial statements.

Effective Corporate Tax Rate

Israeli companies are currently subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and years thereafter. However, we have derived, and expect to continue to derive, a substantial portion of our income under our Approved Enterprise capital investment program. Subject to compliance with applicable requirements, such income will be tax exempt for a period of two years and will be subject to a reduced corporate tax rate of 25% in the following five to eight years, subject to the level of foreign shareholders holdings in our ordinary shares. Tax benefits for each capital investment program are only effective in restricted periods according to the Encouragement of Capital Investments Law. If we do not comply with the applicable requirements, the tax benefits may be canceled. We believe that we comply with these conditions. If we operate under more than one approval, or if our capital investments are only partially approved, our effective tax rate will be a weighted combination of the various applicable tax rates. We may not be able to obtain approval for additional Approved Enterprise programs. Since we have incurred tax losses through December 31, 2007, we have not yet used the tax benefits for which we are eligible.

Passive Foreign Investment Company Status

General

Under U.S. federal income tax laws, we will be treated a passive foreign investment company, or PFIC, in any tax year if, in such tax year, either 75% or more of our gross income is passive in nature, also referred to as the Income Test, or, on average for such tax year, 50% or more the fair market value of our assets produce or are held for the production of passive income, also referred to as the Asset Test. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from year to year. Classification as a PFIC may have important and adverse tax implications to U.S. Holders. For purposes of this summary, a U.S. Holder is a holder of our ordinary shares that is, for U.S. income tax purposes:

—	a citizen or resident of the United States;
—	a domestic U.S. corporation;
—	an estate, the income of which is subject to U.S. federal income tax regardless of the source of its income; and
—	any trust if either (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

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

Our Determination of PFIC Status

Based on the composition of our income and assets for purposes of the Income Test and the Asset Test, respectively, we believe that we were a PFIC for the 2002 and 2003 tax years, but we do not believe we were a PFIC for the 2004, 2005, 2006 and 2007 tax years. There can be no assurance that we will not be treated as a PFIC in any future tax year. Although we generally will be treated as a PFIC as to any U.S. Holder if we are a PFIC for any year during such U.S. Holder’s holding period of our ordinary shares, such U.S. Holder may avoid the consequences of PFIC classification for years after we cease to be a PFIC by making an election, as described below. In view of the complexity of the issues regarding our treatment as a PFIC, U.S. Holders are urged to consult their own tax advisors for guidance as to our status as a PFIC.

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

Grants and Participation

We have received a participation grant from the Office of the Chief Scientist (“OCS”) of Israel’s Ministry of Industry, Trade and Labor in our Open Source Web Testing project for 2007, in the amount of up to approximately US$460,000. As of May 31, 2008, we have received the amount of US$388,600 out of the entire grant. In order to receive the full amount of the grant we are required to submit the Company’s 2007 annual report. Although a new application was submitted to the OCS on the second quarter of 2008 for a grant of up to US$ 500,000 we cannot assure that the application will be approved.

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

Under the terms of the grant for which we received approval from the OCS, and subject to the agreement and other documents ancillary thereto, we are obligated to pay royalties of between 3% and 6% on sales of products incorporating know-how developed within the framework of each funded program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of up to 100% of the dollar-linked value of the total grants received. The royalties payable are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the date the grants received.

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

Conditions in Israel

We are incorporated under the laws of Israel. Our offices and product development and manufacturing facilities are located in Israel. As a consequence, we are directly affected by political, economic and military conditions in Israel. Our operations would be substantially impaired if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed. See also Item 3D–Risk Factors.

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

5B: Liquidity and Capital Resources

Cash and cash equivalents totaled $166,000 as of December 31, 2005, $229,000 as of December 31, 2006 and $880,000 as of December 31, 2007. Restricted cash totaled $21,000 as of December 31, 2006 and $26,000 as of December 31, 2007.

Cash used in operating activities was $1.9 million in 2005, $1.9 million in 2006 and $3.5 million in 2007. Cash used in operating activities has resulted substantially from our reported net losses partially reduced by noncash items such as depreciation and stock-based compensation, and changes in current assets and liabilities and deferred revenues.

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

Cash used in operating activities in 2006 was due primarily to a net loss of $1.8 million, a decrease of $269,000 in accounts receivable, a decrease of $63,000 in accrued severance pay, and a decrease of $574,000 in deferred revenue, partially offset by noncash items, an increase of $125,000 in accrued expenses and a decrease of $142,000 in accounts payable. Accounts receivable decreased as a result of revenues reduction and due to the absence of incremental amounts to be collected under technology license agreements as opposed to 2005 when a technology license agreement was entered into in December 2005. Deferred revenues decreased due primarily to the recognition of deferred technology license fees during 2006 and vendor maintenance contracts. Accounts payable decreased due to payments before year end and a decrease in the US subsidiary’s activity.

Cash used in operating activities in 2007 was due primarily to a net loss of $3.9 million, an increase of $241,000 in accounts receivable, a decrease of $54,000 in accrued severance pay, partially offset by noncash items, an increase of $380,000 in accrued expenses, an increase of $55,000 in deferred revenue and a decrease of $144,000 in accounts payable. Accounts receivable increased as a result of incremental amounts to be collected under technology license agreements. Deferred revenues decreased due primarily to the recognition of vendor maintenance contracts. Accounts payable decreased due to payments before year end and a decrease in the US subsidiary’s activity.

Cash used in investing activities was $54,000 in 2005, $21,000 in 2006 and $52,000 in 2007. Cash used in investing activities in 2005 for the purchase of $79,000 in property and equipment and investment in restricted cash of $40,000 was partially offset by the decrease of $65,000 in operating lease deposit. Cash used in investing activities in 2006 was for the purchase of $40,000 in property and equipment partially offset by the decrease in restricted cash of $19,000. Cash used in investing activities in 2007 was for the purchase of $47,000 in property and equipment and for the increase in restricted cash of $5,000.

There was no net cash provided by financing activities in 2005 attributable to the issuance of warrants for $52,000 and borrowings of $1.3 million under the revolving line of credit, entirely offset by repayments totaling $1.3 million under the revolving line of credit and payment of debt issuance costs of $70,000. Cash provided by financing activities was $2.0 million in 2006 consisting, as more fully described below, primarily of the net proceeds from a share purchase agreement in August 2006 for 25,000,000 of our preferred shares, plus warrants and additional investment rights for an aggregate purchase price of $750,000, a convertible loan of $750,000 and a subsequent investment of $700,000 in December 2006 of 23,333,334 of our preferred shares, plus warrants. The proceeds from the share purchase in 2006 were offset by issuance costs and a $70,000 repayment under the revolving line of credit. Cash provided by financing activities was $4.2 million in 2007 consisting, as more fully described below, primarily of the net proceeds from an additional investment of Fortissimo in February and March 2007 for 33,333,334 of our preferred shares and a private offering led by Mietav Underwriting Ltd. in March and May 2007 for 56,378,980 of our preferred shares, plus warrants and additional investment rights.

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

In August 2006, we closed a financing with Fortissimo Capital Fund GP LP, or Fortissimo, on behalf of several limited partnerships in which it serves as general partner and other co-investors including one of our directors and two existing shareholders, or the Investors. The initial financing was for $1.5 million consisting of $750,000 to purchase 25,000,000 of convertible preferred shares, or Preferred Shares, at a price of $0.03 per share and $750,000 as a convertible loan. The financing also provided for an additional investment, at the option of the Investors, to purchase up to an additional 75 million Preferred Shares for up to $2.25 million, at a price of $0.03 per share, for a period of 18 months after the closing of the initial investment. Each Preferred Share is convertible into one of our ordinary shares, subject to adjustment for anti-dilution events. Each Preferred Share receives the same voting rights as ordinary shares, except Preferred Shares are entitled to elect the majority of our board of directors and have approval rights over specified actions. Each Preferred Share is entitled to a preference in liquidation over our ordinary shares. The Investors also received warrants to purchase up to 18,750,000 Preferred Shares in connection with the initial investment and up to 56,250,000 Preferred Shares in the event they make the additional investment. The additional investment rights were exercised in part, as described below, and have otherwise expired. The warrants have an exercise price of $0.04 per share for a period of five years from date of issuance.

In order to secure additional financing in the last quarter of 2006 and the first quarter of 2007, the Company requested Fortissimo to accelerate the exercise of its right under the financing to make additional investments. The Company and Fortissimo entered in a series of addendum to the share purchase agreement of April 2006 for Fortissimo’s additional investment and purchase as follows: the purchase on December 24, 2006 of 23,333,334 Preferred Shares and 17,500,000 Preferred Warrants for $0.7 million (the “First Addendum”), the purchase on February 7, 2007 of 16,666,667 Preferred Shares and 12,500,000 Preferred Warrants for $0.5 million (the “Second Addendum”) and the purchase on March 20, 2007 of 16,666,667 Preferred Shares and 12,500,000 Preferred Warrants for $0.5 million (the “Third Addendum”).

Pursuant to each of the First, Second and Third Addendums, respectively, and in consideration of the acceleration of the additional investment rights, the Company undertook to grant Fortissimo a new option (each a “New Option”) to acquire on the same terms and conditions the same number of shares and warrants as purchased under the respective Addendum. The New Option is subject to the right of the Company for a period of 12 months from the date of issuance of the New Option to buy back any shares and warrants purchased under the Addendum by payment to Fortissimo of the purchase price paid for the shares and warrants under the Addendum plus interest at the annual rate of 8%. The Company did not exercise its rights to buy back any shares purchased under the Addendums and these rights have expired.

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

The financing also provided for us to enter into a management services agreement with Fortissimo, under which Fortissimo will provide management and board services in consideration a minimum fee of $50,000 per year payable quarterly (the “Fixed Fee”) plus an additional amount of up to $70,000 payable at the end of each year that we are profitable, provided that such additional amount may not to exceed the available profits (the “Additional Fee”).

In March and May 2007, we closed two private placements for our ordinary shares to several institutional investors led by Meitav Underwriting Ltd., or Meitav, totaling approximately $3.4 million for the purchase of 56,378,980 ordinary shares at a price per share of $0.06 and warrants to purchase 39,465,286 ordinary shares at a price per share of $0.06.

We expect that operating expenses will constitute a material use of our cash resources. We believe that our existing cash and cash equivalents, along with amounts available under the investments by Fortissimo and the Meitav private placements, will be sufficient to meet our anticipated needs for working capital for at least the next twelve months.

Contractual Obligations

We lease all of our office facilities under noncancellable operating leases that expire over varying terms through 2009.

Financial Instruments and Commitments

Not Applicable

5C: Research and Development

Our research and development expenses were $2.2 million in 2005, $1.5 million in 2006 and $1.9 million in 2007. For additional information, see Item 4B.- “Business Overview- Research and Development”.

5D: Trend Information

Not applicable

5E: Off-Balance Sheet Arrangements

Not applicable

5F: Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2007, summarizes the aggregate effect that these obligations are expected to have on our cash flows:

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)

Operating leases	$251	$199	$52	$-	$-
Severance pay(1)	371	-	-	-	371
Fin 48 provision	633				633

Total	$1,255	$199	$52	$-	$1,004

(1)	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. These obligations are payable only upon the termination of the respective employee and may be reduced if the employee’s termination is voluntary.

Item 6: Directors, Senior Management and Employees

6A: Directors and Senior Management

        The following table contains certain information about our directors, and executive officers:

Name	Age	Position

Jaron Lotan	48	Chairman of the Board
Yochai Hacohen	42	Director
Rami Goraly	41	Chief Executive Officer, Director
Amira Paz	41	Vice President of Finance (Principal Financial Officer)
Shai Beilis	59	Director
Hadas Gazit Kaiser	31	External Director
David Assia	55	External Director
Eli Blatt	44	Director

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

YOCHAI HACOHEN has served as a Director of the Company since February 2006. On June 11, 2006, Mr. Hacohen was appointed as interim President and Chief Executive Officer, which appointment was made permanent by action of the Board of Directors on December 26, 2007. On April 7, 2008, Mr. Hacohen stepped down as CEO and was replaced by Mr. Rami Goraly. Mr. Hacohen remains a member of the Board of Directors. Mr. Hacohen joined Fortissimo in May 2004 and became a partner in January 2005. He currently serves on the boards of directors of Fortissimo Acquisition Corp. and Advanced Answers on Demand Inc. From October 2003 through May 2004, Mr. Hacohen served as the General Manager of a U.S. division of Magal Security Systems Ltd., a provider of hardware and software solutions for the surveillance market. From October 1998 through September 2002, Mr. Hacohen served as the Director of EMEA Sales and Marketing for the video recording division of Nice Systems Ltd., a provider of digital video and audio recording solutions. Mr. Hacohen holds a B.Sc. degree in Biotechnology and M.B.A. degree in Marketing from Tel Aviv University.

RAMI GORALY serves as the Company’s Chief Executive Officer since April 7, 2008. Mr. Goraly previously served as RadView’s Vice President of Marketing from June 2006. From 2005-2006 Mr. Goraly was the CEO of Telrad Connegy Ltd., a provider of converged telecommunication solutions and from 2004-2005 Mr. Goraly was the CEO of SweetIM provider of an interactive content for instant messaging platform. From 1996 through 2004, Mr. Goraly worked in the United States, where he founded and served as the CEO of Accept Software Corporation, a leading developer of enterprise product planning solutions. Other positions held by Mr. Goraly include management positions in Cheyenne Software Inc. (acquired by Computer Associates) and Check Point Software Technologies Ltd.. Mr. Goraly received bachelor degrees in Economics and Accounting from Tel Aviv University, and an MBA degree from the Cass Business School in London.

AMIRA PAZ serves as Vice President of Finance since February 2008. Prior to joining RadView, Ms. Paz served for a period of ten years as Chief Financial Officer in three Formula-Group software companies: Tiltan Systems Engineering Ltd., Enformia Software Ltd. and Idit Technologies Ltd. Ms. Paz is a licensed CPA in Israel and holds a BA in Economics and Business Management from Ben-Gurion University, an MBA in Finance and Accounting from Tel-Aviv University and an LL.M from Bar-Ilan University.

SHAI BEILIS has served as a Director since May 1998 and served as Chairman of the Board from May 2001 until May 2006. Mr. Beilis has been the Chairman and Managing Partner of Formula Ventures Ltd. since December 1998. From January 1995 until joining Formula Ventures Ltd., Mr. Beilis served as the Chief Executive Officer of Argotec Ltd., a wholly-owned subsidiary of Formula Systems (1985) Ltd., established in 1993 to capitalize on investment opportunities in the IT sector, where he was responsible for initiating, overseeing and managing Argotec’s investments. Before joining Formula Systems (1985) Ltd., Mr. Beilis served as Chief Executive Officer of Clal Computers and Technology Ltd. and was employed by Digital Equipment Corporation. Mr. Beilis serves as a director for several private companies and until February 2008, served as a director in Blue Phoenics Ltd. Mr. Beilis is a director and principal shareholder of Shem Basum, Ltd. Mr. Beilis holds a B.S. degree in Mathematics and Economics from the Hebrew University in Jerusalem, Israel and a M.S. degree in Computer Science from the Weizmann Institute of Science.

HADAS GAZIT KAISER serves as an External Director of the Company since October 2007. Mrs. Gazit Kaiser is the Chief Financial Officer and Finance Director of Emblaze Ltd. (LSE:BLZ.L), a publicly traded company on the London Stock Exchange.  Before becoming the CFO of Emblaze in December 2006, Mrs. Gazit Kaiser acted as the Vice President of Finance for the Emblaze group of companies and as the CFO of Emblaze Mobile. Prior to joining Emblaze, Mrs. Gazit Kaiser was with TTI Team Telecom International (NASDAQ:TTIL), where she acted as the budget control manager from August 2003 to September 2005. From August 2000 to August 2003, Mrs. Gazit Kaiser acted as a manager at Ernst & Young Global (Kost, Forer Gabbay & Kasierer) where she conducted accounts of both private and publicly traded companies in Israel and abroad, especially in the technology, venture capital and investments industries. Mrs. Gazit Kaiser is a Certified Public Accountant in Israel and received an MBA in Finance and a BA in Economics and Accounting both from Tel Aviv University.

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

ELI BLATT has served as Director of the Company since April 2006. Mr. Blatt joined Fortissimo as a partner in January 2005. From March 1999 through May 2004, Mr. Blatt served as the Chief Financial Officer and Vice President of Operations of Noosh, Inc., a supplier of cross-enterprise e-business software solutions. From September 1997 through February 1999, Mr. Blatt served as the Director of Operations for CheckPoint Software Technologies Inc., an internet security company, where he was responsible for OEM operations, product licensing and customer service. Mr. Blatt currently serves on the board of directors of Telrad Networks Ltd., Fortissimo Acquisition Corp, Soda-Club Holdings Ltd. and Advanced Answers on Demand Inc. Mr. Blatt holds a B.Sc. degree in Industrial Engineering from Tel Aviv University and an MBA degree from Indiana University. Mr. Blatt also served as a fighter pilot in the Israeli air force.

6B: Board Compensation

The Company reimburses its directors for expenses incurred to attend meetings of the Board of Directors and any committees of the Board of Directors. To date, the Company has made annual cash payments in the amount of $5,000 to each of its non-employee directors and has granted options to purchase ordinary shares to its directors from time to time. The Company makes an annual cash payment in accordance with the rate permitted by applicable Israeli law and regulations. The current rates paid by the company are an annual fee of NIS 18,280, which is approximately $5,540 and a meeting participation fee of NIS 1,220, which is approximately $370. This compensation will apply to our existing external directors, Mr. David Assia and Ms. Hadas Gazit Kaiser. In addition, each of the external directors shall be entitled to options to purchase up to 792,856 ordinary shares at an exercise price equal to fair market value. Pursuant to the terms of the management services agreement entered into by the Company and Fortissimo, Messrs. Hacohen and Blatt are not entitled to cash remuneration or compensation for their services as directors as such other than the management fee payable to Fortissimo under the management services agreement. Mr. Hacohen, who served as the Company’s Chief Executive Officer and President on an interim basis from June 2006 through April 2008, received cash compensation and options from the Company for such service as an employee director.

The following table sets forth the aggregate compensation paid or accrued for services rendered to the Company in all capacities for the fiscal year ended December 31, 2007 by its directors and executive officers

	Salaries, Directors Fees, Service Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits

All directors and officers as a group (then 8 persons)	$252,199	$65,693

Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses, reimbursed to such officers, and other fringe benefits commonly reimbursed or paid by companies in the location at which the particular executive officer is located. See also Item 7 – “Major Shareholders and Related Party Transactions” for a discussion of the stock options granted to directors and executive officers.

        Jaron Lotan, as the Chairman of the Board, receives cash compensation based on an annual salary rate of $240,000 on a pro-rata basis according to the actual number of days per week that Mr. Lotan provides services to the Company. The Company also granted to Mr. Lotan an option to purchase 455,000 ordinary shares under the Key Employee Share Incentive Plan, equivalent to one percent of the Company’s issued and outstanding ordinary shares and preferred shares, on an as-converted basis, immediately after the closing of the initial investment in the 2006 financing by the Fortissimo Entities and other investors. Mr. Lotan is entitled to anti-dilution protection for any additional investments pursuant to the 2006 financing, by way of the grant of additional options to purchase one percent of the incremental number of issued and outstanding ordinary shares and preferred shares (on an as-converted basis) immediately following each additional investment. In furtherance of that anti-dilution commitment, Mr. Lotan was granted additional options for a total of 566,666 ordinary shares upon the closings of the additional investments made by the Fortissimo Entities in December 2006 and February and March 2007. The options are now fully vested. Additionally, as a bonus to Mr. Lotan, Mr. Lotan was granted an option to acquire 1,350,994 ordinary shares (representing up to one percent of the Company’s issued and outstanding ordinary shares and preferred shares (on an as-converted basis)) which option will vest over four years and will receive the same anti-dilution protection as described above. The exercise price of the options granted to Mr. Lotan was between $0.06 and $0.08 and any further options to be granted to him shall be at an exercise price equal to the market price on the then current date of grant

        Yochai Hacohen was both a director and an employee of the Company, serving as the Chief Executive Officer and President from July 1, 2006 (on an interim basis until December 2006 when the appointment was made permanent). On April 7, 2008, Mr. Hacohen stepped down as CEO and was replaced by Mr. Rami Goraly. In connection with his services as Chief Executive Officer and President, the Company has paid to Mr. Hacohen an annual salary of $125,000 (effective as of June 11, 2006), which was increased by 20% on the anniversary of the effective date. Mr. Hacohen is entitled to options under the Company’s Key Employee Share Incentive Plan for a total of 4,750,000 ordinary shares, such options to vest in quarterly parts over four years as of December 26, 2006. The options continue to vest as long as Mr. Hacohen serves as a director in the Company. In the event of a change in control of the Company, 50% of all then unvested options shall become immediately vested.

As of December 31, 2007, all directors and officers as a group (then 8 persons), held options to purchase 8,858,372 of our ordinary shares. Out of such options, 150,000 expire in 2008, 455,000 expire in 2011 and 8,253,372 expire in 2012, at exercise prices ranging from $0.06 to $0.945.

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

Audit Committee

The Audit Committee of the Board of Directors currently consists of David Assia, Shai Beilis and Hadas Gazit Kaiser who commenced her services on October 2007. Hanna Lerman served as a member of the Audit Committee from her election at the last annual meeting in August 2006 until her resignation from the Board of Directors in April 2007. Kathleen Cote also served as a member of the Audit Committee until her resignation from the Board of Directors in April 2006. The Israeli Companies Law requires a public company to maintain an audit committee comprised of at least three persons, including two external directors, none of whom may be chairman of the Board of Directors, a director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder. The Company had not been in compliance with this requirement from April 2007, when Ms. Lerman resigned from service as an external director, to October 2007, when Ms. Gazit Kaiser was appointed to the Committee. The Company cannot evaluate the impact of noncompliance with this requirement during that period.

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

Nominations Process

As noted above, the Board of Directors does not have a nominating committee. However, the Board of Directors has adopted a set of written procedures (the “Nominations Process”) to be followed by the Company’s independent directors, consisting of Jaron Lotan, David Assia, Shai Beilis, and Hadas Gazit Kaiser. The Nominations Process requires the independent directors to assist the Board of Directors in its selection of individuals (i) as nominees for election to the Board of Directors at each annual meeting of the Board of Directors or (ii) to fill any vacancies or newly created directorships on the Board of Directors. A copy of the Nominations Process is available upon written request to the Company at it registered address.

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

In evaluating a candidate, the independent directors may consider, among other things, a candidate’s personal and professional integrity, demonstrated ability and judgment, business experience, relevant expertise, and reputation. The Company believes that having directors with relevant experience in business and industry and other areas is beneficial to the Board of Directors as a whole, and that directors with such backgrounds can provide useful perspectives on significant risks and competitive advantages and in understanding the challenges that the Company faces. The independent directors may also consider, in accordance with applicable law, the current size and composition of the Board of Directors and the needs of the Board of Directors and its committees. The Nominations Process calls for the independent directors to develop and revise, as appropriate, selection criteria for nominees to the Board of Directors, which include the following minimum qualifications that must be met by a candidate:

—	The highest personal and professional ethics and integrity;

—	Proven achievement and competence in the candidate's field and the ability to exercise sound business judgment;

—	Skills that are complementary to those of the existing directors; and

—	The ability to assist and support management and make significant contributions to the Company’s success.

Preferred Directors

In addition to the Nominations Process, in connection with the 2006 financing as described in Item 4B – “Business Overview – Recent Developments” and Item 7B – “Related Party Transactions”, Fortissimo is entitled to nominate up to four of seven board members to serve as Preferred Directors. The responsibilities and privileges of Preferred Directors are also described in Item 10B – “Memorandum and Articles of Association”. Currently, Jaron Lotan, Yochai Hacohen and Eli Blatt serve as Preferred Directors, having been designated as such by Fortissimo after the closing of the 2006 financing.

6D: Employees.

As of December 31, 2007, we had 26 employees worldwide, of whom 12 were employed in research and development, 6 in sales and marketing, 1 in technical support, and 7 in management and administration. Out of our employees, 3 are based in the United States, and 23 are based in Israel. None of our employees is represented by a labor union and we consider our relations with employees to be good.

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

6E: Share Ownership

See table under Item 7: "Major Shareholders and Related Party Transactions" below.

Share Option Plans

The Key Employee Share Incentive Plan. The Board of Directors and the Company’s shareholders approved the Key Employee Share Incentive Plan (1996) (the “Key Employee Plan”) in 1996 and amended the plan in 2002. The Company has reserved for issuance an aggregate of 21,214,609 ordinary shares under the Key Employee Plan, such that, along with the ordinary shares reserved under the US Plan (as defined below), the total number of ordinary shares reserved by the Company is equal to 15% of the issued and outstanding shares of the Company; as of May 31, 2008, the Company had granted options for a total of 19,950,128 ordinary shares, of which 8,811,683 had been terminated or expired (and thus became available for future grant) and 2,465,331 had been exercised. As a result, 9,104,801 ordinary shares are available for future grant as of May 31, 2008.

The shareholders also authorized the Board of Directors to increase the number of ordinary shares reserved under the Key Employee Plan such that, if as a result of future dilutive issuances of shares of the Company, the total number of shares reserved under the Key Employee Plan and the US Plan (as defined below) in the aggregate falls below 10% of the then issued and outstanding shares of the Company (including preferred shares onan as converted basis), the Board may further increase the number of shares available under the Key Employee Plan to equal 10% of the then issued and outstanding shares of the Company (including preferred shares on an as converted basis) without the need for further shareholder approval.

The United States Share Incentive Plan. The Board of Directors and the Company’s shareholders approved the United States Share Incentive Plan (the “US Plan”) in 2000 and amended the US Plan in 2002. The Company had previously reserved for issuance an aggregate of 3,950,000 ordinary shares under the US Plan. As of May 31, 2008, the Company had granted options to purchase a total of 5,113,855 ordinary shares, of which 3,618,889 had been terminated or expired (and thus became available for future grant) and 407,547 had been exercised. As a result, 2,455,034 ordinary shares are available for future grant as of May 31, 2008.

The Employee Share Purchase Plan. In November 2002, the Company established an employee share purchase plan (the “ESPP”) which permits the eligible employees of the Company to purchase ordinary shares of the Company at 85% of the lesser of the closing market price on the first day or the last day of the applicable three month offering period. Employees may participate in the ESPP through regular payroll deductions of up to 10% of their pre-tax gross salary. Subject to adjustments for stock splits, stock dividends and similar events, a maximum of 1,500,000 ordinary shares may be issued under the ESPP. No ordinary shares were issued in connection with the ESPP in 2004, 2005, 2006 and 2007. As of May 31, 2008, there are 1,491,791 ordinary shares available for issuance under the ESPP.

The Board of Directors adopted the 1997 Option Plan to provide for the grant by the Company of nonqualified option awards to employees of RAD-Bynet Group of companies, then affiliated companies. Through December 31, 2000, all available authorized options under this plan had been granted. No options were granted under this plan since completion of the initial public offering in August 2000. The Company accounted for these options in accordance with SFAS No. 123 utilizing the Black-Scholes option-pricing model. As of December 31, 2007, there were no options outstanding under this plan.

Material Features of the Key Employee Plan and US Plan

The purpose of the Key Employee Plan is to attract, retain and motivate employees, directors and consultants through the issuance of stock options and to encourage ownership of ordinary shares by employees, directors and consultants of the Company. The Key Employee Plan is administered by the Compensation Committee, which has the authority to submit recommendations to the Board of Directors as to the issuance of options under the plans. Under the Israeli Companies Law, the authority to issue options vests exclusively with the Board of Directors. Subject to the provisions of the Key Employee Plan, the Compensation Committee determines the persons to whom options will be granted, the number of shares to be covered by each option and the terms and conditions upon which an option may be granted, and has the authority to administer the provisions of the Key Employee Plan. All employees, directors and consultants of the Company and its affiliates are eligible to participate in the Key Employee Plan. Approximately 35 individuals are eligible to participate in this plan.

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

Item 7: Major Shareholders and Related Party Transactions

7A: Major Shareholders

The following table sets forth certain information known to us regarding the beneficial ownership of the Company’s ordinary shares as of May 31, 2008, unless otherwise indicated, by: (i) each person known by the Company to beneficially own more than 5% of the Company’s ordinary shares; and (ii) all of the Company’s directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares under options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 31, 2008 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to state community property laws, each shareholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Ownership percentages are based on 158,571,330 ordinary shares outstanding on May 31, 2008, excluding 134,000 shares held as treasury shares. Unless otherwise noted below, the address of each of the Company’s directors and executive officers is c/o RadView Software Ltd., 14 Hamelacha Street, Park Afek, Rosh Haayin, 48091, Israel.

Name of Beneficial Owner:	Total Shares Beneficially Owned	Percentage of Ordinary Shares

Five Percent Shareholders:
Fortissimo Capital Fund (1)	169,583,334	69.3%
Perfect Provident Fund Ltd (2)	34,586,500	20.0%
Prima Investment House Ltd. (3)	21,930,000	13.1%
Tamir Fishman Provident and Education Funds Ltd. (4)	19,060,400	11.5%
Meitav Gemel Ltd. (5)	14,166,678	8.6%

Directors and Executive Officers (9):

Rami Goraly	-	*
Jaron Lotan(6)	2,372,660	1.5%
Shai Beilis (7)	8,075,623	5%
David Assia (8)	150,000	*
Yochai Hacohen (9)	1,781,250	1.1%
Eli Blatt	-	*
All executive officers and Directors as a group (7 persons) (6) (7) (8) (9) (10)	12,379,533	7.6%

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

(4)     Information is derived form Schedule 13G, filed on June 7, 2007 by Tamir Fishman Provident and Education Funds Ltd. (“Tamir Fishman”). Includes a total of 19,060,400 ordinary shares: 986,000 ordinary shares are owned of record by Tamir Fishman Severance Pay Fund – General; 6,893,500ordinary shares are owned of record by Tamir Fishman Education Fund – General; 8,262,000 ordinary shares are owned of record by Tamir Fishman Provident Fund – General; 2,077,400 ordinary shares are owned of record by Tamir Fishman Severance Pay Fund – Value; 289,000 ordinary shares are owned of record by Tamir Fishman Education Fund – Shares; and 552,500 ordinary shares are owned of record by Tamir Fishman Provident Fund – Shares. Tamir Fishman, as manager of the funds, has sole voting and investment power and is beneficial owner of the 19,060,400 ordinary shares (including warrants) owned of record by the foregoing funds. Any economic interest or beneficial ownership in any of the securities held of record by the foregoing funds is held for the benefit of the members of the funds. The address of Tamir Fishman and each of the foregoing funds is: 21 Ha’arbaa Street, Tel Aviv, 64739, Israel.

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

(6)     All options exercisable as of March 1, 2008.

(7)     Information is derived in part from Amendment No. 2 to Schedule 13G/A, filed on February 20, 2004 by Formula Ventures L.P., FV-PEH, L.P. and Formula Ventures (Israel) L.P. Includes 1,108,593 ordinary shares owned of record by Formula Ventures L.P; 311,947 ordinary shares owned of record by FV-PEH L.P.; 356,140 ordinary shares owned of record by Formula Ventures (Israel) L.P.; 6,289,143 ordinary shares owned of record by Shem Basum Ltd., and 9,800 ordinary shares and an option for 125,000 ordinary shares exercisable within 60 days of May 31, 2007 owned directly and of record by Shai Beilis, the principal shareholder and a director of Shem Basum Ltd. Shai Beilis, one of RadView’s directors, is the CEO and Managing Director of Formula Ventures Ltd., which is the general partner of Formula Ventures L.P., Formula Ventures (Israel) L.P. and FV-PEH L.P. Shai Beilis disclaims beneficial ownership of the shares held of record by Formula Ventures L.P., FV-PEH L.P. and Formula Ventures (Israel) L.P., except to the extent of his pecuniary interest therein. Shai Beilis has sole voting and investment power and is the beneficial owner of the 6,289,143ordinary shares owned of record by Shem Basum Ltd. Formula Ventures L.P., Formula Ventures (Israel) L.P. and FV-PEH L.P. are part of an affiliated group of investment entities managed by Formula Ventures Ltd. and Formula Ventures Partners (Cayman Islands) Ltd., a subsidiary thereof. Shai Beilis, Nir Linchevski and Benny Maiden, by virtue of their board of positions in Formula Venture Ltd., and Shai Beilis and Nir Linchevski, by virtue of their board positions in Formula Venture Partners (Cayman Islands) Limited, each share voting and dispositive power with respect to the shares held by Formula Ventures L.P., FV-PEH and Formula Ventures (Israel) L.P. Decisions with respect o voting and investment of the shares owned of record are made by majority vote and as CEO, Shai Beilis shares voting and investment power over ordinary shares held by Formula Ventures L.P., FV-PEH L.P., Formula Ventures (Israel) L.P. and Shem Basum Ltd. The address of Formula Ventures (Israel) L.P., Formula Ventures L.P., FV-PEH L.P. and Shai Beilis is 11 Galgalei Haplada St. Herzliya, Israel, 46733.

(8)     Includes 150,000 options exercisable within 60 days of May 31, 2008.

(9)     Excludes former directors who served on the Board of Directors for all or a portion of 2007 and who held no beneficial ownership of the Company’s ordinary shares as of May 31, 2008, and former Executive Officers. The former directors and former Executive Officers and their respective dates of resignation are as follows: Hanna Lerman served as a member of the Audit Committee from her election in August 2006 until her resignation from the Board of Directors in April 2007; Ilan Kinreich served as Director and Chief Strategy Officer until December 2007; Limor Stoller sereved as Vice President of Finance until December 2007.

As of May 31, 2008, there were 148 record holders of ordinary shares, of which 91 were registered with addresses in the United States, representing approximately 0.8% of the outstanding ordinary shares. However, the number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of the ordinary shares are held of record by brokers and other nominees.

7B: Related Party Transactions

The Company’s Board of Directors and the shareholders have approved the new options for Preferred Shares and warrants to acquire Preferred Shares (the “New Options”) included in the series of addendum to the 2006 financing by Fortissimo and other investors. See Item 4B. – “Business Overview – Recent Financings” for a further description of the 2006 financing and New Options. Each Addendum was included as an Exhibit to the Company’s Annual Report on Form 20-F for the year 2006.

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

Additional Investment Rights. Under the 2006 financing, the investors had the right, within 18 months after the closing in August 2006, to purchase up to an additional 75 million Preferred Shares at a price of $0.03 per share for a total investment of up to $2.25 million, and warrants to purchase up to a total of 56,250,000 additional Preferred Shares, each at an exercise price of $0.04 per share exercisable for a period of five years from date of issuance. The additional investment rights were exercised in part, as described below, and have otherwise expired.

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

New Options. Pursuant to each of the First, Second and Third Addendums, respectively, and in consideration of the acceleration of the additional investment rights, the Company undertook to grant Fortissimo a new option (each a “New Option”) to acquire on the same terms and conditions the same number of shares and warrants as purchased under the respective Addendum. Each New Option is subject to the right of the Company (subject to RadView having available surplus) for a period of 12 months from the date of issuance of the New Option to buy back any shares and warrants purchased under the Addendum by payment to Fortissimo of the purchase price paid for the shares under the Addendum plus interest at the annual rate of 8%. The Company did not exercise its rights to buy back any shares purchased under the Addendums and these rights have expired.

Registration Rights. In connection with the 2006 financing, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with (i) the investors and (ii) with other shareholders who are affiliated with the investors, specifically, with Zohar Zisapel and certain Formula Ventures entities (identified in Item 7A – “Major Shareholders”). Pursuant to the Registration Rights Agreement, upon demand of the investors, the Company will file a registration statement to permit the resale of the ordinary shares underlying the Preferred Shares and warrants issued in the investment and other ordinary shares held by the parties to the Registration Rights Agreement. The Company will also, upon request, include such securities in a registration statement that the Company may file for other purposes. The Company will bear all the expenses of the registration, other than commissions or transfer taxes in connection with the resale of the shares under the Registration Statement. When the shares are registered, they may be freely transferable without restriction under the Securities Act, absent other securities law restrictions.

Management Services Agreement. As part of the 2006 financing, the Company entered into a management services agreement with Fortissimo, pursuant to which, Fortissimo, through its employees, officers and directors, provides management services and advises and provides assistance to the Company’s management concerning the Company’s affairs and business. In consideration of the performance of the management services and the board services, the Company agreed to pay to Fortissimo (i) The Fixed Fee, payable in quarterly installments; and (ii) The Additional Fee, payable at the end of the fiscal year, commencing in 2006, in the event that the Company is profitable in such fiscal year, provided that such additional management fees shall be payable only out of profits of the Company of such fiscal year. The management services agreement became effective upon the closing of the 2006 financing and may not be terminated for so long as the Board of Directors includes at least three Preferred Directors.

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

Item 8: Financial Information.

8A: Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

We are not involved in any legal proceedings that are material to our business or financial condition. We received a claim letter from one of our software suppliers claiming the improper use of the supplier’s software interface in our open source product. We responded to the letter, denying any wrongdoing, and do not believe that such claim, if successful, would have a material adverse effect on our business or operations.

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

8B: Significant Changes

Not applicable.

Item 9: The Offer and Listing

9A: Offer and Listing Details

Set forth below are high and low reported prices for our ordinary shares on the OTC Bulletin Board for the periods indicated.

		OTCBB
Period		High ($)	Low ($)

2003	Annual	1.35	0.12
2004	Annual	0.98	0.15
2005	Annual	0.24	0.06
	First Quarter	0.24	0.16
	Second Quarter	0.21	0.16
	Third Quarter	0.20	0.11
	Fourth Quarter	0.15	0.06

2006	Annual	0.14	0.06
	First Quarter	0.14	0.08
	Second Quarter	0.11	0.08
	Third Quarter	0.10	0.07
	Fourth Quarter	0.09	0.06

2007	Annual	0.12	0.04

	First Quarter	0.07	0.04
	Second Quarter	0.11	0.06
	Third Quarter	0.12	0.06
	Fourth Quarter	0.12	0.06
	December	0.09	0.06

2008	January	0.07	0.06
	February	0.08	0.04
	March	0.06	0.03
	April	0.05	0.03
	May (to May 31)	0.05	0.03

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

Extraordinary General Meeting – the Board of Directors of the Company may convene such General Meeting and shall be required to do so upon the demand of any 2 directors or a quarter of the directors (whichever is lower) or any 1 or more shareholders holding at least 5% of the issued share capital of the Company (Article 23.2). The Board of Directors of the Company shall announce the Extraordinary General Meeting within 21 days from receipt of such demand and the date for the meeting shall be no later than 35 days from publication of such announcement (Article 23.3).

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

Quorum – any 2 or more shareholders present in person or by proxy or who have delivered to the Company a deed of vote indicating their manner of voting, and who hold in the aggregate at least 33.3% of the voting power of the Company shall constitute a lawful quorum (Article 27.2). If within half an hour of the time appointed for the meeting no quorum is present, the meeting if convened by the Board upon the demand of any 2 directors or a quarter of the directors (whichever is lower) or any 1 or more shareholders holding at least 5% of the issued share capital of the Company, or if convened by a demanding shareholder in accordance with the law, shall be dissolved, but in any other case, it shall be adjourned for one week, to the same day, time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy or by deed of vote and voting on the question of adjournment (Article 27.3). No business shall be transacted at any adjourned meeting except business, which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any 2 shareholders present in person or by proxy or by deed of vote, shall constitute a lawful quorum.

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

10C: Material Contracts

Our material contracts outside of the ordinary course of business were: (i) the 2006 share purchase agreement and related documents for the financing with Fortissimo and certain other investors, copies of which were filed with the Company’s Proxy Statement for the annual shareholders meeting in August 2006, (ii) the Addendums to the share purchase agreement with Fortissimo for the additional investments with new options, copies of which were filed with the Company’s Proxy Statement for the annual shareholders meeting in October 2007, and (iii) the private placements led by Meitav, copies of which were filed as exhibits to the 2006 Annual Report. See Item 4B – “Business Overview – Recent Financings” and Item 7 – “Major Shareholders and Related Party Transactions” for a description of each.

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

General Corporate Tax Structure

Israeli companies are generally subject to income tax on their taxable income at the rate of 31% for the year 2006, 29% for 2007, 27% for 2008, 26% for 2009 and 25% for year 2010 and thereafter, and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale oflisted securities) derived after January 1,2003.

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

As of December 31, 2007, the Company does not have retained earnings and accordingly, no tax-exempt income. Tax-exempt income attributable to the Approved Enterprise cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits. The Company’s board of directors does not intend to distribute any amounts of its undistributed tax-exempt income as dividends.

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

Taxation of Non-Resident Holders of Ordinary Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at the source at the following rates: (i) for dividends distributed prior to January 1,2006 – 25%; and (ii) for dividends distributed on or after January 1, 2006, 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of shares who is a resident of the United States is 25% or 12.5% if such U.S. resident is a corporation which holds, directly or indirectly, shares representing at least 10% or more of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year. However, under the U.S.-Israel Tax Treaty and the Investments Law, dividends generated by an Approved Enterprise (or Benefiting Enterprise) are taxed at the rate of 15%.

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

Qualified dividend income received by an individual (as well as certain trusts and estates) U.S. Shareholder for taxable years beginning before January 1, 2009 are taxed at reduced rates of either 5 or 15 percent, depending upon the amount of such shareholder’s taxable income. If a non-corporate U.S. Shareholder does not hold ordinary shares for more than 60 days during the 120 day period beginning 60 days before an ex-dividend date, dividends received on ordinary shares are not eligible for reduced rates. Dividends received from a foreign corporation that was a passive foreign investment company (as further discussed below) in either the taxable year of the distribution or the preceding taxable year are not qualified dividend income. Qualified dividend income includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes a foreign corporation whose shares are readily tradable on an established securities market in the United States as well as a foreign corporation that is entitled to the benefits of a comprehensive income tax treaty with the United States which includes an exchange of information program. Israel and the United States are parties to a comprehensive income tax treaty which includes an exchange of information program. The United States Treasury Department will periodically issue guidance regarding which income tax treaties will be satisfactory for treating a corporation as a “qualified foreign corporation”. In the event ordinary shares should not be readily tradable on an established securities market in the United States, non-corporate US Shareholders should consult their own tax advisors as to whether any distributions paid on ordinary shares will be taxed for United States federal income tax purposes at reduced tax rates.

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

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

—	the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:

—	in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or

—	in the case of an individual, the item is attributable to a fixed place of business in the United States;

—	the non-U .S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

—	the non-U.S. holder is subject to tax under the provisions ofU.S. tax law applicable to U.S. expatriates.

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

10I: Subsidiary Information

For information relating to the Company’s subsidiary, see Item 4–“Organizational Structure” as well as the Company’s Consolidated Financial Statements (Items 8 and 18 of this form).

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

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15: Controls and Procedures

Evaluation of Controls and Procedures

(a) Disclosure controls and procedures

As of December 31, 2007, under the supervision and with the participation of our management, including our CEO and Vice President of Finance, an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) was performed. Based on this evaluation, management has concluded that due to deficiencies that may amount to material weakness (which are discussed below) in the Company’s internal control, its disclosure controls and procedures were not effective as of December 31, 2007.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Vice President of Finance, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Vice President of Finance assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, they used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Vice President of Finance have concluded that, as of December 31, 2007, our internal control over financial reporting was not effective based on those criteria.

Management identified significant deficiencies in our internal control, that occurred in some processes due to lack of financial resources to ensure segregation of duties and not sufficient evidence of control since the control was not documented properly and have concluded that taken together these significant deficiencies may have constituted a material weakness.

The management is currently taking the necessary remediation measures to ensure accuracy and effectiveness of our monitoring controls over the completeness and accuracy of financial reporting.

Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal controls over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

(c) Change in Internal Control over Financial Reporting.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2007, that have materially affected or are reasonably likely to materially affect these controls.

(d) Inherent Limitations on Effectiveness of Controls

Our management, including our CEO and Vice President of Finance, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Changes in internal controls

Our internal controlers have been replaced during the first quarter of 2008.

Section 404 of the Sarbanes-Oxley Act.

We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act. We have determend whether our existing internal controls over financial reporting systems are compliant with Section 404 or not. In issues we determine that we are not in compliance with Section 404, we are taking actions in order to remediate our internal control procedures and reevaluate our financial reporting.

Item 16: [Reserved]

Item 16A: Audit Committee Financial Expert

The Audit Committee of the Board of Directors currently consists of David Assia Shai Beilis and Hadas Gazit Kaiser.

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

Item 16B: Code of Ethics

The Company has adopted a code of ethics and business conduct (the “Code of Ethics”) which applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the Code of Ethics was attached as an Exhibit to the Annual Report on Form 20-F for year 2006. Written copies are available upon written request to the Company at its address in Israel. We will disclose any amendments or waivers to the Code of Ethics that apply to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.

Item 16C: Principal Accountant Fees and Services

The Company’s consolidated financial statements at December 31, 2007 have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The Company’s audit committee has recommended that Kost Forer Gabbay & Kasierer continue to serve as the Company’s independent auditors for the fiscal year ending December 31, 2007. The Board of Directors proposes that the shareholders approve and ratify this appointment. Representatives of Kost Forer Gabbay & Kasierer are expected to be present at the Annual Meeting to respond to appropriate questions and will be given the opportunity to make a statement should they desire to do so.

The following table presents the aggregate fees for professional audit services and other services rendered by the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in 2006 and 2007.

	Year Ended December 31,
	2006	2007

Audit Fees	$55,000	$62,000
Audit Related Fees	-	27,000
Tax Fees	5,000	-
All Other Fees	2,000	5,000

	$62,000	$94,000

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

Pre-Approval Policy

The Audit Committee is required to approve in advance any audit or permissible non-audit services performed by the Company’s independent auditors, the fees to be paid for those services and the time period over which those services are to be provided. On an annual basis, the independent auditors present a listing of all services they expect to perform for the Company in the ensuing one-year period, including fee estimates, in sufficient detail to enable the Audit Committee to perform an independence review of each proposed service. The pre-approval policies and procedures established by the Audit Committee require that the Audit Committee meet with the independent auditor and financial management prior to the audit to review planning and staffing, the scope of the proposed audit for the current year, the audit procedures to be utilized, and the proposed fees. With respect to any additional services proposed to be performed by the independent auditors during the year, management will evaluate the impact on the independent accountant’s independence and obtain Audit Committee approval for such service. During 2006 and 2007, 100% of the audit, audit-related and tax fees were pre-approved by the Audit Committee.

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

The following financial statements are filed as part of this Annual Report:

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
RadView Software Ltd.

          We have audited the accompanying consolidated balance sheets of RadView Software Ltd. and its subsidiaries (the “Company”) as of December 31, 2006 and 2007 and the related consolidated statements of operations, shareholders’ deficit and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RadView Software Ltd. and its subsidiaries as of December 31, 2006 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2. m. and 11. g. to the consolidated financial statements, effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109".

        As discussed in Note 2. n. to the consolidated financial statements, in 2005, the Company adopted Statement of Financial Accounting Standards Board No. 123 (R), “Share Based Payment”.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
July 13, 2008	A Member of Ernst & Young Global

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

		December 31,

	Note	2006	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$229	$880
Restricted cash		21	26
Accounts receivable (net of allowance for doubtful accounts of $46 as of December 31, 2006 and 2007)		410	651
Prepaid expenses and other current assets	4	166	204

Total current assets		826	1,761

LONG-TERM INVESTMENTS:
Operating lease deposit		40	40
Severance pay funds		284	292

Total long-term investments		324	332

PROPERTY AND EQUIPMENT, NET	5	102	68

DEFERRED FINANCING COSTS RELATED TO CONVERTIBLE LOAN		30	18

Total assets		$1,282	$2,179

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

		December 31,

	Note	2006	2007

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:

Accounts payable		$428	$284
Accrued expenses	7	1,297	2,147
Deferred revenues		1,085	1,140

Total current liabilities		2,810	3,571

CONVERTIBLE LOAN		94	344

ACCRUED SEVERANCE PAY		417	371

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ DEFICIT:	9
Ordinary shares, NIS 0.01 par value –
Authorized: 340,000,000 and 550,000,000 shares as of December 31, 2006 and 2007, respectively; Issued: 20,659,682 and 77,038,662 shares as of December 31, 2006 and 2007; Outstanding: 20,525,682 and 76,904,662 shares as of December 31, 2006 and 2007, respectively		51	188
Preferred A shares, NIS 0.01 par value – Authorized: 125,000,000 and 225,000,000 shares as of December 31, 2006 and 2007, respectively; Issued and outstanding: 48,333,334 and 81,666,668 shares as of December 31, 2006 and 2007, respectively;		112	191
Preferred B shares, NIS 0.01 par value – Authorized: 75,000,000 and 150,000,000 shares as of December 31, 2006 and 2007, respectively; Issued: None as of December 31, 2006 and 2007		–	–
Treasury shares, at cost: 134,000 shares as of December 31, 2006 and 2007		(100)	(100)
Additional paid-in capital		59,891	64,835
Accumulated deficit		(61,993)	(67,221)

Total shareholders’ deficit		(2,039)	(2,107)

Total liabilities and shareholders’ deficit		$1,282	$2,179

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

		Year Ended December 31,

	Note	2005	2006	2007

Revenues:
Software licenses		$3,138	$1,757	$1,225
Services		2,507	2,526	1,895

Total Revenues		5,645	4,283	3,120

Cost of Revenues:
Software licenses		147	80	26
Services		255	133	66

Total Cost of Revenues		402	213	92

Gross Profit		5,243	4,070	3,028

Operating Expenses:
Sales and marketing		3,287	2,475	2,687
Research and development, net		2,229	1,512	1,890
General and administrative		2,004	1,671	1,729

Total Operating Expenses		7,520	5,658	6,306

Operating loss		(2,277)	(1,588)	(3,278)
Financial expenses, net	10	(188)	(210)	(358)
Income Tax	11	–	–	331

Net loss		$(2,465)	$(1,798)	$(3,967)

Deemed dividend on convertible Preferred A shares and exercise of additional investment rights during the year		$–	$(882)	$(850)

Net loss attributed to Ordinary shares		$(2,465)	$(2,680)	$(4,817)

Basic and diluted net loss per Ordinary share		$(0.12)	$(0.13)	$(0.08)

Weighted average number of shares used in computing basic and diluted net loss per Ordinary share		20,526	20,526	60,488

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(U.S. dollars in thousands, except share data)

	Preferred A shares		Ordinary shares		Treasury shares
							Additional		Total
	Number of shares	Value	Number of shares	Value	Number of shares	Value	paid-in capital	Accumulated deficit	shareholders deficit

Balance, December 31, 2004	–	$–	20,659,682	$51	134,000	$(100)	$56,813	$(56,848)	$(84)

Stock-based compensation	–	–	–	–	–	–	116	–	116
Issuance of warrants in connection with revolving line of credit	–	–	–	–	–	–	52	–	52
Net loss	–	–	–	–	–	–	–	(2,465)	(2,465)

Balance, December 31, 2005	–	–	20,659,682	51	134,000	(100)	56,981	(59,313)	(2,381)

Stock-based compensation	–	–	–	–	–	–	128	–	128
Proceeds from private placement of Preferred A shares and warrants, net of issuance costs of $188	48,333,334	112	–	–	–	–	1,900	–	2,012
Deemed dividend on convertible Preferred shares and an exercise of additional investment rights during the year	–	–	–	–	–	–	882	(882)	–
Net loss	–	–	–	–	–	–	–	(1,798)	(1,798)

Balance, December 31, 2006	48,333,334	112	20,659,682	51	134,000	(100)	59,891	(61,993)	(2,039)

Proceeds from exercise of additional investment rights	33,333,334	79	–	–	–	–	921	–	1,000
Proceeds from private placement of Ordinary shares and warrants, net of issuance costs of $203	–	–	56,378,980	137	–	–	3,042	–	3,179
Stock-based compensation	–	–	–	–	–	–	131	–	131
Deemed dividend on exercise of additional investment rights during the year	–	–	–	–	–	–	850	(850)	–
Cumulative effect of FIN 48 adoption	–	–	–	–	–	–	–	(411)	(411)
Net loss	–	–	–	–	–	–		(3,967)	(3,967)

Balance, December 31, 2007	81,666,668	$191	77,038,662	$188	134,000	$(100)	$64,835	$(67,221)	$(2,107)

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year Ended December 31,

	2005	2006	2007

Cash Flows from Operating Activities:
Net loss	$(2,465)	$(1,798)	$(3,967)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	99	82	81
Stock-based compensation	116	128	131
Amortization of debt discount, long-term convertible loan discount and deferred financing costs	122	94	262
Accrued interest of loan-term convertible loan	–	38	59
Severance pay, net	(15)	(63)	(54)
Decrease (increase) in accounts receivable	(74)	269	(241)
Decrease (increase) in prepaid expenses and other current assets	196	(47)	(38)
Increase (decrease) in accounts payable	331	(142)	(144)
Increase in accrued expenses	22	125	380
Accrued restructuring charge	(29)	–	–
Increase (decrease) in deferred revenue	(246)	(574)	55

Net cash used in operating activities	(1,943)	(1,888)	(3,476)

Cash Flows from Investing Activities:
Purchases of property and equipment	(79)	(40)	(47)
Restricted cash	(40)	19	(5)
Decrease in operating lease deposit	65	–	–

Net cash used in investing activities	(54)	(21)	(52)

Cash Flows from Financing Activities:
Issuance of warrants in connection with revolving line of credit	52	–	–
Debt issuance costs in connection with revolving line of credit	(70)	–	–
Borrowings under revolving line of credit	1,348	–	–
Repayments under revolving line of credit	(1,330)	(70)	–
Proceeds from private placements of Ordinary shares and warrants, net	–	–	3,179
Proceeds from private placement of convertible loan, Preferred A shares and warrants, net	–	2,042	–
Proceeds from exercise of additional investment rights	–	–	1,000

Net cash provided by financing activities	–	1,972	4,179

Increase (decrease) in cash and cash equivalents	(1,997)	63	651
Cash and cash equivalents at the beginning of the year	2,163	166	229

Cash and cash equivalents at the end of the year	$166	$229	$880

Cash paid during the year for interest and taxes	$82	$16	$17

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 1:-	OPERATIONS

RadView Software Ltd (“the Company”) develops, markets and supports software that enables organizations to verify the scalability, efficiency and reliability of web applications, and facilitates their rapid development.

The Company has four wholly-owned subsidiaries in the United States, United Kingdom, Germany and Sweden. To date the British, Swedish and German subsidiaries are inactive.

The Company incurred net losses of about $2.5 million in 2005, about $1.8 million in 2006 and about $4 million in 2007, and had an accumulated deficit of approximately about $67.2 million as of December 31, 2007. The Company has funded these losses principally from equity financing proceeds, including an initial public offering in August 2000, a private placement in March 2005, August 2006 and during 2007, as well as proceeds from technology license arrangement (see Note 3).

The Company is addressing its liquidity issues by implementing initiatives to improve revenues and cash collections and reducing expenses. In addition, the Company’s controlling shareholder has committed to support the Company by providing or arranging for financing as may be necessary to allow the coverage of any budget deficit through the second quarter of 2009 up to an amount of $500,000.

Accordingly, the Company’s management believes that the expected increase in revenues, the reduction of expenses and the guaranteed support from the controlling shareholder will enable the Company to continue its operation at least through the end of 2008.

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

A substantially portion of the Company’s revenues and expenses are in U.S. dollars. The Company’s management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

All exchange gains and losses from the above-mentioned remeasurement are reflected in the statements of operations and were not material for all periods presented. The representative rate of exchange was U.S. $1.00 to New Israeli Shekel (“NIS”) 4.603 at December 31, 2005, U.S. $1.00 to NIS 4.225 at December 31, 2006 and U.S. $1.00 to NIS 3.846 at December 31, 2007.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of RadView Software Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash equivalents and restricted cash:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less. Restricted cash is invested in a short-term bank deposit, which is used as security for Company’s guarantee to leased facilities. The deposit is in U.S. dollars and bears interest at an average rate of 4.292%.

e.	Allowance for doubtful accounts:

The Company provides an allowance for doubtful accounts against its accounts receivable. The reserve is computed for specific accounts, the collectibility of which is doubtful based upon the Company’s experience. A summary of the allowance for doubtful accounts is as follows:

	Year Ended December 31,

	2005	2006	2007

	U.S. dollars in thousands

Balance at the beginning of year	$72	$56	$46
Provision	–	–	–
Write-offs	(16)	(10)	–

Balance at the end of year	$56	$46	$46

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the assets as follows:

Estimated Useful Life

(In years)

Category

Equipment	3
Office furniture	3 to 6
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

g.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2005-2007 no impairment losses have been identified.

h.	Severance pay:

In accordance with Israeli severance pay law, the Company is required to make severance payments to Israeli employees upon their termination of employment. The amount of such severance payments is based on the most recent monthly salary multiplied by the number of years of employment as of the balance sheet date. The Company has accrued for the estimated total cost of severance pay as computed as of the balance sheet date. Severance expense totaled $ 90,000 in 2005 and $ 116,000 in 2006 and $ 62,000 in 2007.

The Company has partially funded its severance pay obligations by monthly deposits for insurance policies. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and is presented as an asset in the consolidated balance sheets.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Revenue recognition:

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

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Advertising expenses:

Advertising expenses are charged to the consolidated statements of operations as they are incurred. Advertising expenses totaled $200,000 in 2005, $290,000 in 2006 and $94,000 in 2007.

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

l.	Royalty – bearing grants

Royalty – bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the company is entitled to such grants on the basis of the research and development costs incurred. Such grants are included as a deduction of research and development costs, since at the time received it is not probable the Company will generate sales from these projects and pay the royalties resulting from such sales.

Research and development grants received or accrued by the company in 2007 accumulated to $388,000.

m.	Income taxes:

1.

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

2.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained) otherwise a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

FIN 48 applies to all tax positions related to income taxes subject to “FAS 109”. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. (See also note 11. g).

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 is reported as an adjustment to the opening balance of retained earnings. The adoption of FIN 48, as of January 1, 2007, affected the Company’s retained earnings and financial position in the amount of approximately $411,000.

n.	Stock-Based Compensation:

Effective January 1, 2005 (“the effective date”), the Company applies SFAS No. 123(R), “Share-Base Payment” (“SFAS 123(R”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). SFAS 123(R) requires the measurement and recognition of compensation expenses based on estimated fair value for all shared based payment awards made to employees and directors. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R).

The Company has elected to adopt the provisions of SFAS 123(R) effective January 1, 2005 following the modified prospective method of adoption. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

The Company recognizes compensation expenses for the value of its awards, which have vested based on straight-line method over the requisite service period of each of the awards, net of estimated forfeitures.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has determined the fair value of share-based payments issued after January 1, 2005 and unvested options granted in prior periods using the Black-Scholes option valuation model, using the following weighted-average assumptions:

	Year Ended December 31,

	2005	2006	2007

Expected life of option	4 years	4 years	4 years
Dividend yield	0%	0%	0%
Expected volatility	123%	109%	109%
Risk-free interest rate	3.9%	4.72%	4.74%
Forfeiture rate	–	18.70%	23.74%

Expected volatilities are based on historical volatility of the Company’s Ordinary shares. The Company uses historical data to estimate option exercises and employee terminations within the valuation model. The Company determined the expected life of the options according to the “simplified method” allowed under SAB107, which is the midpoint between the vesting and the contractual term of the Company’s stock options. The risk-free rate is based on the U.S. Treasury yield curve.

Share based payments are expensed on a straight-line basis.

o.	Basic and diluted net loss per share:

The Company applies the two class method as required by EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-6”). EITF No. 03-6 requires the loss per share for each class of shares (Ordinary and Preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. Basic net losses per share are computed based on the weighted average number of shares of Ordinary shares outstanding during each year. Diluted net losses per share is computed based on the weighted-average number of Ordinary shares outstanding during the period, plus dilutive potential shares considered outstanding during the period, in accordance with Statement of Financial Standard No. 128, “Earnings Per Share”. For the years ended December 31, 2005, 2006 and 2007 all outstanding options and warrants were excluded from the calculations of diluted net loss per share.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The calculation of diluted net loss per share excludes outstanding stock options, warrants and additional investment rights held by certain investors because their inclusion would be antidilutive, as set forth in the following table.

	Year Ended December 31,

	2005	2006	2007

	In thousands

Stock options	3,033	6,596	11,138
Warrants	2,334	1,333	1,333
Additional investment rights	–	51,667	75,000
Warrants held by Comerica Bank	353	353	353
Warrants held by an investor	–	36,250	100,715

p.	Fair value of financial instruments:

SFAS No. 107, “Disclosure about Fair Value of Financial Instruments”, requires disclosure of an estimate of the fair value of certain financial instruments. The Company’s financial instruments consist of cash and cash equivalents, restricted cash, account receivable, accrued expenses, convertible loans and account payable. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2007 and 2006, unless otherwise stated. The estimated fair values have been determined through information obtained from market sources and management estimates.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, restricted cash, and accounts receivables.

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

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

In 2005, one customer represented 13% of total revenue and one customer represented 17% of total accounts receivable as of December 31, 2005. In 2006, one customer represented 12% of total 2006 revenues. No major customers in 2007.

r.	Reclassification:

Certain figures from prior year were reclassified to conform to current year presentation.

s.	Recently issued accounting standards:

1.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards. The Company will adopt SFAS No. 157 effective on January 1, 2008. The adoption of SFAS 157 is not expected to have material effect on the Company’s financial statements.

In February 2008, the FASB issued FASB Staff Position FSP 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The Company is currently evaluating the impact that SFAS No. 157 will have on its consolidated financial statements when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of 2009.

2.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value which will be determined according to SFAS 157 mentioned above. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company believes that the adoption of SFAS No. 159 will not have any significant effect on the Company’s financial statements, results of operations or financial position, since the Company will not apply the fair value option for its existing assets and liabilities as of January 1st 2008.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.

In December 2007, the FASB issued SFAS 141(R), “Business Combinations” (“SFAS 141(R)”). This Statement replaces SFAS 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

SFAS 141(R) also amends SFAS No. 109, “Accounting for Income Taxes”, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things; provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141R is not expected to have any effect on accounting for current subsidiaries.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends ARB 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.

In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008. SAB 110 amends and replaces Staff Accounting Bulletin No. 107 (“SAB 107”), Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The adoption of SAB 110 would not have any effect on the Company’s financial statements.

5.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities byrequiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the impact of SFAS No. 162 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s financial statements.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 3:-	TECHNOLOGY LICENSE TRANSACTION

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

NOTE 4:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31

	2006	2007

	U.S. dollars in thousands

Government authorities	$50	$77
Prepaid expenses	52	50
Other receivables	64	77

	$166	$204

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 5:	PROPERTY AND EQUIPMENT

	December 31

	2006	2007

	U.S. dollars in thousands

Equipment	$3,627	$3,673
Office furniture	221	222
Leasehold improvements	202	202

	4,050	4,097
Less – accumulated depreciation	3,948	4,029

	$102	$68

Depreciation expenses were $99,000 in 2005, $82,000 in 2006 and $81,000 in 2007.

NOTE 6:-	REVOLVING LINE OF CREDIT FACILITY

On May 27, 2005, the Company, through RadView Software Inc., the Company’s U.S. subsidiary (the “U.S. Subsidiary”), obtained a one-year revolving line of credit facility with Comerica Bank for borrowings of up to $ 2.0 million. Advances under the facility were limited to the lesser of $ 2.0 million or the sum of 75% of eligible accounts receivable plus $ 1.0 million.

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

In connection with the facility, the Company issued to the bank a warrant to purchase 352,941 of the Company’s Ordinary shares at an exercise price of $ 0.17 per share. The warrant is exercisable immediately and has a term of seven years. The warrants were classified in equity and also provides for piggyback registration rights. These warrants are not affected by the early termination of the revolving line of credit facility.

At the grant date, the fair value of the warrants was determined to be $ 52,000 using the Black-Scholes option-pricing model assuming a risk free interest of 3.9%, a volatility factor of 120%, dividend yield of 0% and contractual life of seven years.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 6:-	REVOLVING LINE OF CREDIT FACILITY (Cont.)

The Company also incurred financing costs totaling $70,000 consisting of bank fees and legal costs, which have been accounted for as deferred financing costs, until fully amortized following the repayment of the loan. The warrant costs and deferred financing costs were amortized as interest expense over the life of the revolving credit facility. Amortization of warrants costs and deferred financing costs totaled $122,000 in 2005.

NOTE 7:-	ACCRUED EXPENSES

	December 31

	2006	2007

	U.S. dollars in thousands

Employee compensation and related costs	$543	$602
Professional fees	150	132
Government authorities	182	940
Accrued interest on convertible loan	38	97
Royalties related to cost of sales	20	32
Other accrued expenses	364	344

	$1,297	$2,147

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES

1.	Lease Obligations

The Company operates primarily from leased facilities. Lease agreements expire through July 2009. Annual minimum future rental payments due under the lease agreements as of December 31, 2007 are as follows:

Amount

U.S. dollars In thousands

For the Year Ending December 31,
2008	$199
2009	52

$251

Rent expense, net of sublease income and idle-lease restructuring credits, was $284,000 in 2005 and $204,000 in 2006 and $182,000 in 2007.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Royalties

1.

In May 2005, the Company entered into a distribution agreement with another third party to re-brand, market and distribute certain software products of a third party also under the Company’s private label name of WebLOAD Analyzer. The Company is required to pay royalties to the third party based on the Company’s selling price for end-user revenues from the WebLOAD Analyzer product.

Royalties incurred in connection with these royalty arrangements totaled $88,000 in 2005, $28,000 in 2006 and $18,000 in 2007, and have been classified as cost of license revenues.

2.

The Company is obligated to pay royalties to the Government of Israel on revenues from sales of products generated from Government support of research and development activities, up to the amount of the grants received. The royalties amount to 3% - 4.5% of the sales. Since January 1, 1999, all grants received bear annual interest of LIBOR (as of December 31, 2007 – 4.22%). Total amount of grants received or accrued, net of royalties paid or accrued, as of December 31, 2007, is approximately $380,000.

NOTE 9:-	SHAREHOLDERS’ DEFICIT

a.	Authorized Ordinary share capital:

Ordinary shares confer upon their holders voting rights, the right to receive dividends or bonus shares, if declared, and the right to share in the excess assets upon liquidation of the Company after the Preferred A and B shares.

b.	Authorized Preferred shares:

Preferred Shares confer upon their holders voting rights on an as-converted basis with ordinary shares on all matters presented at a general meeting of shareholders, a right to nominate a majority of the members of the board of directors, priority preference upon liquidation; and protective rights over significant corporate actions, such as approval of mergers and acquisitions, voluntary liquidation or dissolution, declaration of dividends, amendments to the articles of association, sale or transfer of assets, and issuance of securities with equal or superior rights.

c.	Treasury shares:

As of December 31, 2007, the Company holds 134,000 of Ordinary shares as treasury shares at an aggregate cost of $100,000. Although such shares are legally considered outstanding, the Company has no dividend or voting rights associated with its treasury shares.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHAREHOLDERS’ DEFICIT (Cont.)

d.	Dividends

The Company has never paid cash dividends to shareholders.

e.	Private placement 2004:

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

In connection with the Private Placement from March 2004, the Company issued to the Purchasers Additional Investment Rights to purchase additional Ordinary shares, exercisable until June 17, 2005. As of December 31, 2007 none of the Additional Investment Rights were exercised and outstanding.

The Company also issued to the Purchasers four series of Warrants of which the following series of warrants are outstanding as of December 31, 2007 (in September 2006, series B and D warrants expired):

Series	Term	Exercise Price	Number of Ordinary shares

Series A warrants	Four and a half years	$0.98	1,000,000

Series C warrants	Four and a half years	$0.98	333,332

			1,333,332

The Warrants were initially exercisable for the number of shares indicated above, subject to anti-dilution adjustments and, with respect to the Series C warrants, subject to the conditions indicated below. The Series A warrants became exercisable beginning September 11, 2004 for a term as noted in the table above. One half of the Series C warrants became exercisable on September 20, 2004, the date the Company’s Ordinary shares were delisted from the Nasdaq SmallCap Market. Because the Additional Investment Rights were not exercised before the delisting event, the other one-half of the Series C warrants are not exercisable.

Pursuant to an evaluation of the terms of the Purchase Agreement under the provisions of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, the Company has classified all the above derivative financial instruments issued in connection with the private placement as equity.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHAREHOLDERS’ DEFICIT (Cont.)

f.	Private placement 2006:

On April 4, 2006, the Company signed definitive agreements for a financing with an external investor on behalf of several limited partnerships in which it serves as general partner and other potential co-investors including one of the Company’s directors and two existing shareholders (the “Investors”). On August 18, 2006, the Company’s shareholders approved the abovementioned agreement and the Company closed the financing, receiving $1.5 million to purchase 25,000,000 convertible Preferred A shares (the “Preferred shares”), and a convertible loan. The convertible loan bears interest at 8.0% per annum. The convertible loan plus any accrued interest thereon is convertible into Preferred shares at a conversion price of $ 0.03 per share, at the election of the Investors. The convertible loan matures three years from the closing date and, if not converted by such date, would become due and payable 30 days thereafter. The convertible loan is secured by a fixed charge on the Company’s accounts receivable and intellectual property and a floating charge on all of its assets.

The Private Placement also provides additional investment rights, at the option of the Investors, to invest up to an additional $ 2.25 million of Preferred A shares at a price of $ 0.03 per share for a period of 18 months after the closing of the initial investment (“Additional Investment Rights”). Each Preferred A share is convertible into one of the Company’s Ordinary shares, subject to adjustment for anti-dilution events. Each Preferred A share receives the same voting rights as Ordinary shares, except Preferred shares are entitled to elect the majority of the Company’s board of directors and have approval rights over specified actions. Each Preferred share is entitled to a preference in liquidation over Ordinary shares. The Investors also received warrants to purchase 18,750,000 Preferred B shares with respect to the initial investment and would receive warrants for up to 56,250,000 Preferred B shares with respect to the exercise of Additional Investment Rights, each at an exercise price of $ 0.04 per share for a period of five years from date of issuance.

The consideration of $1.5 million from the initial investment was allocated based on the relative fair value of the convertible preferred A shares, convertible loan, the warrants and the Additional Investment Right in accordance with APB 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. The total amount of the discount on the convertible loan and the beneficial conversion feature calculated based on the guidance in EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF 00-27 “Application of Issue No. 98-5 to certain convertible instruments” amounting to $750,000, is amortized as interest expenses over the term of the convertible loan. At December 31, 2007, the unamortized balance on the discount on convertible loan was $406,000. The Company also calculated the beneficial conversion feature on the preferred A issued in accordance with EITF 98-5 and EITF 00-27 and recorded $212,000 as a deemed dividend.

In November and December 2006, the investors exercised Additional Investment Rights pursuant to the Share Purchase Agreement dated April 4, 2006, described above, in the Company in the amount of $ 700,000. The additional investment was pursuant to the Share Purchase Agreement dated April 4, 2006, described above. In consideration of the additional investment, the Company issued to the Investors a total of 23,333,334 Preferred A shares and Warrants to purchase 17,500,000 Preferred B shares.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHAREHOLDERS’ DEFICIT (Cont.)

The Company calculated the deemed distribution on the Preferred shares resulted from the exercise of the Additional Investment Rights and the issuance of the warrants in 2006 in accordance with the guidance of EITF 98-5 and EITF 00-27 and recorded an additional amount of $ 670,000 as a deemed dividend.

In February 8, 2007 and March 20, 2007, the Investors exercised Additional Investment Rights pursuant to the Share Purchase Agreement dated April 4, 2006, described above, in a total amount of $ 1,000,000. The additional investments were made pursuant to the Share Purchase Agreement entered into by the parties on April 4, 2006, described above. In consideration of the additional investments, the Company issued to the investor a total of 33,333,334 Preferred A shares and Warrants to purchase 25,000,000 Preferred B shares.

The company calculated the deemed distribution on the preferred shares resulted from the additional right and the issuance of the warrants in accordance to the guidance of EITF 00-27 and recorded an additional amount of approximately $850,000 as a deemed dividend.

In December 2006, and in February and March 2007, respectively, three addendum to the Share Purchase Agreement dated April 4, 2006 were signed concurrently with the respective Additional Investment (and were approved by the Company General Meeting in October 2007) according to which the Company would issue to the Investors for no further consideration a new option under each addendum that would provide the Investors upon the exercise of the Additional Investment Rights the right to acquire an identical amount of shares and warrants as were available to the Investors before each exercise (“Additional shares and warrants”).

The addendum also included the right of the Company, for a period of twelve months from the date of each new option was issued, to buy back any shares purchased on the respective exercise of the Additional Investment Rights at the same price at which such securities were acquired plus 8% interest per annum.

g.	Private placement 2007:

On March 29, 2007 and May 10, 2007, the Company issued in a private placement to investors in Israel in consideration for $1,974,420 and $1,408,319, respectively net of issuance expenses of $118,000 and $85,000, respectively 32,907,000 and 23,471,980, respectively of its Ordinary shares and warrants to purchase up to 23,034,400 and 16,430,386 Ordinary shares, respectively at an exercise price per share of $0.06. The warrants are exercisable for five years from the closing date of the private placements. According to the agreements, the investors do not have the right to receive payment for liquidated damages if a registration statement on form F-3 is not declared effective. As of December 31, 2007 none of the shares were registered.

Pursuant to an evaluation of the terms of the Purchase Agreement under the provisions of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, the Company has classified all above derivative financial instruments issued in connection with the private placement as equity.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHAREHOLDERS’ DEFICIT (Cont.)

h.	Employee share purchase plan:

In November 2002, the Company established an employee share purchase plan (the “ESPP”) which permits the eligible employees of the Company to purchase shares of the Company’s Ordinary shares at 85% of the closing market price on either the first day or the last day of the applicable three-month period, whichever is lower. Employees may participate in the ESPP through regular payroll deductions of up to 10% of their pre-tax gross salary. Subject to adjustment for stock splits, stock dividends and similar events, a maximum of 1,500,000 Ordinary shares may be issued under the ESPP. No Ordinary shares were issued in connection with the ESPP in 2005, 2006 and 2007. As of December 31, 2007, there are 1,491,791 Ordinary shares available for future issuance under the ESPP.

i.	Stock option plans:

The Company has approved for issuance an aggregate of 25,239,849 Ordinary shares for the issuance of stock options under three stock option plans as follows:

	•	21,214,609 Ordinary shares approved for issuance under a key employee share incentive plan (the “1996 Option Plan”) adopted in 1996 and amended in 2001 and 2003;

	•	75,240 Ordinary shares approved for issuance under an affiliate stock option plan (the “1997 Option Plan”) adopted in 1997; and

	•	3,950,000 Ordinary shares approved for issuance under the United States Share Incentive Plan (the “2000 Option Plan”) adopted in 2000 and amended in 2001.

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

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHAREHOLDERS’ DEFICIT (Cont.)

Under all option plans, any options that are cancelled or forfeited before expiration become available for future grants. As of December 31, 2007, there were 9,104,801 options available for future grant under the 1996 Option Plan Transactions related to the Company’s stock option plans for each of the three years in the period ended December 31, 2007 are summarized as follows:

	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding, December 31, 2004	3,263,578	$0.85	5.02	$58,000
Granted	1,101,055	$0.21
Exercised	–	$–
Forfeited, cancelled or expired	(1,331,753)	$1.44

Outstanding, December 31, 2005*)	3,032,880	$0.36	5.71	$–
Granted (1)	5,613,333	$0.06
Exercised	–	$–
Forfeited, cancelled or expired	(2,050,612)	$0.36

Outstanding, December 31, 2006 *)	6,595,601	$0.11	5.01	$–
Granted (1)	9,865,039	$0.07
Exercised	–
Forfeited, cancelled or expired	(5,322,195)	$0.06	4.36	$–

Outstanding, December 31, 2007 *)	11,138,445

Exercisable, December 31, 2005	1,866,508	$0.43		$–

Exercisable, December 31, 2006	1,028,417	$0.32		$–

Exercisable, December 31, 2007	2,465,331	$0.12

*)	Includes 35,000 outstanding and exercisable options to consultants at a weighted average exercise price of $0.945 per share.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s stock price on December 31, 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. These amount changes are based on the value of the Company’s stock. Total intrinsic value of options exercised for the year ended December 31, 2007 is zero.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHAREHOLDERS’ DEFICIT (Cont.)

(1)

During 2006, the Company granted to the chairman of the Company’s board an option to purchase 455,000 ordinary shares equivalent to 1% of the Company’s issued and outstanding Ordinary and preferred shares on an as converted basis. In addition as a form of anti-dilution protection as the investors exercise their additional investment rights, if at all, to purchase up to an addition 75,000,000 convertible preferred shares as provided in the Share Purchase Agreement dated April 4, 2006 (see Note 9 f), the chairman of the Company’s board will be granted at each closing an additional option to purchase one percent of the incremental number of issued and outstanding Ordinary and preferred shares (on an as converted basis) following each subsequent closing. During 2006 and 2007, pursuant to the exercise of the additional investment rights by the investor (see Note 9) and pursuant to the anti-dilution provision described above, the chairman of the Company’s board was granted an option for an additional 566,666 Ordinary shares. The exercise price of such additional options shall be equal to the then market price at the time of grant. The options shall vest as follows: 50% of the granted options shall vest over 6 months from their grant date and the remaining 50% shall vest on the first anniversary of their grant date provided that the chairman of the Company’s board continues to serve as the chairman of the board. A new vesting period began for each portion of options granted following exercise of the Additional Investment Rights.

In addition, the chairman of the Company’s Board of Directors is entitled to an option to acquire 1% of the Company’s issued and outstanding Ordinary shares and preferred shares (on an as-converted basis) as a bonus for 2007. The milestone was fulfilled in April 2007 and the chairman was granted an option to acquire 1,350,994 ordinary shares.

The Company granted its director and previous Chief Executive Officer option to purchase 4,750,000 Ordinary Shares , at an exercise price per share of the fair market price on the date of the grant. The options shall vest over a four year period in equal quarterly installments. The options shall be exercisable, in accordance with the terms of the stock options plan.

Compensation expenses recorded with respect to the chairman of the Company’s board is according to the provision of SFAS No. 123(R) “Share-Based Payment”

The following table summarizes information about options outstanding and exercisable at December 31, 2007:

	Options Outstanding			Options Exercisable

Exercise price	Number outstanding at December 31, 2007	Weighted average remaining contractual life in years	Weighted average exercise price	Number outstanding at December 31, 2007	Weighted average exercise price

$0.05 - $0.055	996,666	4.7	$0.05	–	–
$0.06 - $0.065	8,753,373	4.33	$0.06	1,570,834	$0.06
$0.07	133,333	4.07	$0.07	133,333	$0.07
$0.08	930,000	5.4	$0.08	455,000	$0.08
$0.155 - $0.945	250,073	1.8	$0.33	231,164	$0.34
$0.95	75,000	0.2	$0.95	75,000	$0.95

	11,138,445		$0.07	2,465,331	$0.11

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 9:-	SHAREHOLDERS’ DEFICIT (Cont.)

Stock-based compensation expenses included in the reported net loss totaled $116,000 in 2005, $128,000 in 2006 and $131,000 in 2007, as follows:

	Year ended December 31,

	2005	2006	2007

Research and development	30,000	10,000	14,000
Selling and marketing	32,000	13,000	10,000
General and administrative	54,000	105,000	107,000

Total stock-based compensation expense	116,000	128,000	131,000

Additional information related to our stock-based compensation awards is presented below along with the additional disclosures required by SFAS 123(R).

The following table summarizes the weighted average fair value of options granted for each of the three years in the period ended December 31, 2007:

For the Year Ended:

December 31, 2005:
Weighted average exercise price	$0.21
Weighted average fair value on grant date	$0.16

December 31, 2006:
Weighted average exercise price	$0.07
Weighted average fair value on grant date	$0.06

December 31, 2007:
Weighted average exercise price	$0.07
Weighted average fair value on grant date	$0.07

As of December 31, 2007, there was $591,000 of total unrecognized compensation cost related to unvested stock options. Unrecognized compensation cost is expected to be recognized over a weighted average period of 3.7 years. Total fair value of shares vested during the year ended December 31, 2007 was $144,000.

NOTE 10:-	FINANCIAL EXPENSES, NET

	Year ended December 31,

	2005	2006	2007

Financial expenses:
Interest expenses, net	$177	$160	$288
Foreign currency translation adjustments, net	11	50	70

	$188	$210	$358

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:	TAXES ON INCOME

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

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

Subsequent to the balance sheet date the “Knesset” passed a law that limits the inception of the Income Tax (Inflationary Adjustments) law, 1985, from the fiscal year 2008 and onwards. In accordance with the new law, certain tax adjustments will be made based on changes in the Israeli CPI for the period ended December 31, 2007. Starting January 1, 2008 the financial results for tax purposes will be measured in nominal amounts.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”)

In 1998, the Company’s investment program totaling $66,000 was granted Approved Enterprise status under the Law. The Company elected to adopt the “Alternative Benefits” track This track entitles the Company to a benefit period of seven years on income derived from this program as follows: (a) a full income tax exemption for the first two years and (b) a reduced income tax rate of 25%, instead of the regular rate for the remaining five-year period. Depending on the level of non-Israel investments in the Company, the period for which the Company is entitled to a reduced tax rate of 25% can be extended to eight years. The period of the benefit is limited to 12 years from commencement of production or 14 years from the date of approval. As the Company has not yet reported any taxable income, the benefit period has not yet commenced.

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

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:	TAXES ON INCOME (cont.)

As of December 31, 2007, the Company does not have retained earnings and accordingly, no tax-exempt income. Tax-exempt income attributable to the Approved Enterprise cannot be distributed to shareholders without subjecting the Company to taxes except upon a complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits. The Company’s board of directors does not intend to distribute any amounts of its undistributed tax-exempt income as dividends.

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

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:	TAXES ON INCOME (cont.)

d.	Income (Loss) before income tax:

	Year ended December 31,

	2005	2006	2007

	U.S. dollars in thousands

Israel	$507	$334	$(2,044)
United States	(2,972)	(2,132)	(1,592)

	$(2,465)	$(1,798)	$(3,636)

e.	Net operating losses:

As of December 31, 2007, the Company’s net operating loss carry forwards for Israeli tax purposes amounted to approximately $ 23.5 million. These net operating losses may be carried forward indefinitely and offset against future taxable business income.

The Company’s U.S. subsidiary’s tax losses through December 31, 2007 totaled approximately $37.2 million. These losses are available to offset future U.S. taxable income of the U.S. subsidiary subject to the limitation under rule 382 of the Internal Revenue Service, see below, and will expire between the years 2012 and 2026.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to “Change in ownership” provision of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

The Company and its subsidiary provide a valuation allowance on the entire deferred tax asset in respect of the carryforward losses, due to the uncertainty regarding future realization. Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward will not be realized in the foreseeable future. Deferred taxes in respect of other temporary differences are immaterial.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:	TAXES ON INCOME (cont.)

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits and the effect of approved enterprise.

f.	Final tax assessments:

The Company has received final tax assessments in Israel regarding tax years through the end of 2003.

g.	Taxes on income in 2007 are comprised from current losses in the amount of $115,000 and from an increase in the tax provision recorded in accordance with FIN 48.

h.	Adoption of FIN 48

Effective January 1, 2007, the Company adopted FIN 48, which prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Though the validity of any tax position is a matter of tax law, the body of statutory, regulatory and interpretive guidance on the application of the law is complex and often ambiguous. Because of this, whether a tax position will ultimately be sustained may be uncertain. Prior to January 1, 2007, the impact of an uncertain tax position that did not create a difference between the financial statement basis and the tax basis of an asset or liability was included in our income tax provision if it was probable the position would be sustained upon audit. The benefit of any uncertain tax position that was temporary was reflected in our tax provision if it was more likely than not that the position would be sustained upon audit.

Under FIN 48, the impact of an uncertain tax position that is more likely than not of being sustained upon audit by the relevant taxing authority must be recognized at the largest amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained. Also, under FIN 48, interest expense is recognized on the full amount of deferred benefits for uncertain tax positions.

The Company adopted the provisions of FIN 48 as of January 1, 2007. The accumulated effects of applying FIN 48 have been recorded as an increase of $411,000 of the accumulated deficit and of income tax payable as of January 1, 2007, of which approximately $55,000 related to interest and penalties.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 11:	TAXES ON INCOME (cont.)

A reconciliation of the beginning and ending balances of the total amounts of the unrecognized tax benefits is as follows:

Unrecognized tax benefits

Balance at January 1, 2007	$411,000
Additions based on tax positions related to the current year (*)	$222,000
Additions for tax positions of prior years	–
Reductions for tax positions of prior years	–
Settlements	–

Balance at December 31, 2007	$633,000

(*) Including approximately $6,000 related to interest and penalties.

The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

The Company and its subsidiaries file income tax returns in Israel and in the USA. As of December 31, 2007, the Israeli tax returns of the Company are open to examination by the Israeli tax authorities for the tax years of 2004 through 2007.

NOTE 12:	RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties consisted of the following:

	December 31

	2006	2007

	U.S. dollars in thousands

Accounts receivable	$3	$4
Accounts payable and accrued expenses	$9	$3

Transactions with related parties consisted of the following:

	Year ended December 31,

	2005	2006	2007

	U.S. dollars in thousands

Sales and marketing	$4	$6	$3
Research and development	32	26	11
General and administrative	6	33	55
Financial expenses, net	–	136	322

Total costs and expenses	$42	$201	$391

Management believes that all related party transactions have been conducted on an arm’s-length basis.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars

NOTE 13:	DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE

The Company has adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end-user customer.

The Company’s revenues by its customers’ geographic locations are as follows:

	Year ended December 31,

	2005	2006	2007

	U.S. dollars in thousands

United States	$3,875	$3,096	$1,879
Europe	895	714	186
Israel	515	142	704
Other	360	331	351

	$5,645	$4,283	$3,120

The Company’s long-lived assets by geographic location are as follows:

	December 31

	2006	2007

	U.S. dollars in thousands

United States	$20	$8
Europe	1	–
Israel	81	60

Total	$102	$68

Item 19: Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description

1.1	Memorandum of Association of Registrant (English translation) (filed as Exhibit 3.1 to the Company's Registration Statement on Form F-1, No. 333-41526, and incorporated herein by reference)

1.2	Amended and Restated Form of Articles of Association of Registrant (filed as Appendix B to the Company's Proxy Statement for the Year Ended December 31, 2005, on Form DEF 14A, No. 000-31151 and incorporated herein by reference)

1.3	Form of Ordinary Share Certificate (filed as Exhibit 4.1 to the Company's Registration Statement on Form F-1, No. 333-41526, and incorporated herein by reference)

2.1	Registration Rights Agreement (filed as Appendix E to the Company's Proxy Statement for the year ended December 31, 2005 on Form DEF 14A, No. 000-31151, and incorporated herein by reference)

4.1	Amended and Restated Key Employee Share Incentive Plan (1996) (filed as Exhibit 99.1 to the Company's Registration Statement on Form S-8, No. 333-67086, and incorporated herein by reference)

4.2	Amended and Restated United States Share Incentive Plan (2000) (filed as Exhibit 99.2 to the Company's Registration Statement on Form S-8, No. 333-67086, and incorporated herein by reference)

4.3	Employee Share Purchase Plan (filed as Exhibit 10.1 to the Company’s Form 10-Q for the quarterly period ended September 30, 2002, and incorporated herein by reference)

4.4	Development, Publishing and Distribution Agreement, dated as of February 7, 2003, between Ixia and RadView Software Ltd. (filed as Exhibit 10.1 to the Company’s Report on Form 8-K filed on July 7, 2004 and incorporated herein by reference) **

4.5	Amendment Number One to the Development, Publishing and Distribution Agreement, dated July 7, 2004, between Ixia and RadView Software Ltd. (filed as Exhibit 10.2 to the Company's Report on Form 8-K filed on July 7, 2004 and incorporated herein by reference) **

4.6	License and Distribution Agreement between OPNET Technologies Inc and RadView Software Ltd., dated as of December 7, 2005 (filed as Exhibit 10.13 to the Company's Form 10-K for the year ended December 31, 2005, and incorporated herein by reference)

4.7	Loan and Security Agreement between RadView Software Inc. and Comerica Bank dated May 25, 2005 (filed as Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended June 30, 2005, and incorporated herein by reference)

4.8	Third Party Security Agreement between RadView Software Ltd. and Comerica Bank dated May 25, 2005. (filed as Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended June 30, 2005, and incorporated herein by reference)

4.9	Loan Payoff and Termination Agreement between RadView Software, Inc. and Comerica Bank dated January 13, 2006 (filed as Exhibit 10.16 to the Company's Form 10-K for the year ended December 31, 2005, and incorporated herein by reference)

4.10	Bridge Loan Agreement between Fortissimo Capital Fund GP, L.P., and RadView Software Ltd., dated as of January 26, 2006 (filed as Exhibit 10.17 to the Company's Form 10-K for the year ended December 31, 2005, and incorporated herein by reference)

4.11	Share Purchase Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. and certain other investors, dated as of April 4, 2006 (filed as Exhibit 10.18 to the Company's Form 10-K for the year ended December 31, 2005, and incorporated herein by reference)

4.12	Form of Warrant Issued to Fortissimo Capital Fund GP, L.P. and certain other investors, in connection with the Share Purchase Agreement identified in Exhibit 4.11 above and in connection with the Addendums identified in Exhibits 4.13, 4.14 and 4.15 below (filed as Exhibit 4.12 to the Company’s Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

4.13	Addendum Number One to Share Purchase Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P., dated as of December 24, 2006 (filed as Exhibit 4.13 to the Company’s Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

4.14	Addendum Number Two to Share Purchase Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P., dated as of February 7, 2007 (filed as Exhibit 4.14 to the Company's Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

4.15	Addendum Number Three to Share Purchase Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P., dated as of March 20, 2007 (filed as Exhibit 4.15 to the Company's Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

4.16	Convertible Loan Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. and certain other investors, dated as of April 4, 2006 (filed as Exhibit 10.19 to the Company's Form 10-K for the year ended December 31, 2005, and incorporated herein by reference)

4.17	Form of Indemnification Agreement (filed as Appendix G to the Company's Proxy Statement for the year ended December 31, 2005 on Form DEF 14A, No. 000-31151, and incorporated herein by reference)

4.18	Managements Services Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. (filed as Appendix F to the Company's Proxy Statement for the year ended December 31, 2005 on Form DEF 14A, No. 000-31151, and incorporated herein by reference)

4.19	Form of Subscription Agreement for Private Placements led by Meitav Underwriting Ltd. in March and May 2007 (filed as Exhibit 4.19 to the Company's Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

4.20	Form of Warrant issued in connection with the Subscription Agreement identified in Exhibit 4.19 above (filed as Exhibit 4.20 to the Company’s Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

8.1	Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Company's Form 10-K for the year ended December 31, 2001, and incorporated herein by reference)

11.1	Code of Ethics and Business Conduct (filed as Exhibit 11.1 to the Company’s Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification by Vice President of Finance pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1*	Certification by Chief Executive Officer and Vice President of Finance pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.

23.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

*	Filed herewith

**	A request for confidential treatment was filed for certain portions of the indicated document. Confidential portions have been omitted and filed separately with the Commission as required by Rule 406.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RadView Software Ltd.

By: /s/ Rami Goraly —————————————— Rami Goraly Chief Executive Officer	By: /s/ Amira Paz —————————————— Amira Paz Vice President of Finance (Principal Financial Officer)

Date: July 15, 2008