Form 20-F
period 2008-12-31
RADVIEW SOFTWARE LTD
filed 2009-06-30
CIK 1114999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number 000-31151

RadView Software Ltd.
(Exact name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

14 Hamelacha Street, Park Afek, Rosh Ha’ayin 48091 Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act: Ordinary Shares, nominal value NIS 0.01 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 158,571,330 Ordinary Shares, nominal value NIS 0.01 per share, as of December 31, 2008 and 158,571,330 Ordinary Shares, nominal value NIS 0.01 per share, as of June 30, 2009.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)*.

Yes ☐ No ☒

*The registrant has not yet been phased into the interactive data requirements.

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

ii

FORWARD-LOOKING STATEMENTS

In addition to historical information, this annual report on Form 20-F contains forward-looking statements. Some of the statements under “Item 3.D: Risk Factors,” “Item 4: Information on the Company,” “Item 5: Operating and Financial Review and Prospects” and elsewhere in this annual report, constitute forward-looking statements. These statements relate to future events or other future financial performance, and are identified by terminology such as “may,” “will,” “should,” “expect,”“scheduled,” “plan,” “intend,”“anticipate,” “believe,” “estimate,” “aim,”“potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to certain risks, uncertainties and assumptions about us that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements are based, among other things, on assumptions in connection with :

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

3A: Selected Consolidated Financial Data

The selected consolidated financial data set forth below as of December 31, 2007 and 2008 and for each of the years ended December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements, which are included in Item 18 of this Annual Report on Form 20-F. The selected consolidated financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2004 and 2005 are derived from our audited consolidated financial statements, which are not included in this Annual Report on Form 20-F. The data should be read in conjunction with and is qualified by reference to our Consolidated Financial Statements and the Notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this Annual Report on Form 20-F.

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(In thousands, except share and per share data)

Consolidated Statements of Operations Data:
Revenues:
Software licenses	$2,456	$3,138	$1,757	$1,225	$1,687
Services	2,207	2,507	2,526	1,895	1,754

Total revenues	4,663	5,645	4,283	3,120	3,441

Cost of revenues:
Software licenses	86	147	80	26	89

Services	327	255	133	66	55

Total cost of revenues	413	402	213	92	144

Gross profit	4,250	5,243	4,070	3,028	3,297

Operating expenses:
Sales and marketing	3,542	3,287	2,475	2,687	1,057
Research and development	2,631	2,229	1,512	1,890	1,231
General and administrative	1,831	2,004	1,671	1,729	1,105

Total operating expenses	8,004	7,520	5,658	6,306	3,393

Operating loss	(3,754)	(2,277)	(1,588)	(3,278)	(96)

Financial income (expenses), net	(26)	(188)	(210)	(358)	(337)
Income Tax	-	-	-	(331)	77

Net Loss	(3,780)	(2,465)	(1,798)	(3,967)	(356)

Deemed dividend on convertible preferred shares and	-	-	(882)	(850)	-
exercise of additional investment rights during the year

Net loss attributable to ordinary shares	$(3,780)	$(2,465)	$(2,680)	$(4,817)	$(356)

Basic and diluted net loss per ordinary share	$(0.19)	$(0.12)	$(0.13)	$(0.08)	$(0.01)

Weighted average number of ordinary shares used in
computing basic and diluted net loss per ordinary share	19,826	20,526	20,526	60,488	76,905

	As of December 31,
	2004	2005	2006	2007	2008

Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,163	$166	$229	$880	$243
Working capital (deficit)	(142)	(2,369)	(1,984)	(1,810)	(2,379)
Total assets	3,914	1,591	1,367	2,179	1,181
Total shareholders' equity (deficit)	(84)	(2,381)	(2,039)	(2,107)	(2,368)
Capital Stock	56,813	56,981	59,891	64,835	64,938

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

Risks Related to Our Business

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

The commercial web application performance and testing solutions market is intensely competitive, subject to rapid change and significantly affected by new product introductions and other activities of market participants. Our primary competitors include companies which offer performance-testing software, such as Mercury Interactive (HP), Borland, IBM, Neotys and Compuware. Some of our competitors have longer operating histories, better brand recognition, a larger installed base of customers and substantially greater financial, technical, marketing and other resources than we do. As a result, they may be able to respond more quickly to new or changing opportunities, technologies, standards or customer requirements.

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

Open source technology development may create competition with our products.

The nature of open source is that software is free to use and the source code is provided without charge. One of the characteristics of open source software is that anyone can offer new software products for free under an open source licensing model in order to gain rapid and widespread market acceptance. Such competition can develop without the degree of overhead and lead time required by traditional technology companies. It is possible for new competitors with the greater resources than ours to develop open source solutions, potentially reducing the demand for our solutions. Our Open Source Edition of WebLOAD, which now consists of our non-proprietary load engine, may be used by competitors to simulate web application loads in order to build performance testing products that may target our customer market. We may not be able to compete successfully against current and future competitors. Competitive pressure and/or the availability of open source software may result in price reductions, reduced revenue, reduced operating margins and loss of market share, any of which could materially adversely affect our business.

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

We may not be able to protect our intellectual property rights and we may lose a valuable asset or engage in costly and time-consuming litigation attempting to protect our rights.

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

With the introduction of our earlier Open Source Edition in 2007, we exposed portions of our proprietary technology to the public which may have led to unintended access to our confidential proprietary software. The reach of the open source community, beyond geographic borders, makes difficult the ability to police the proper use and protection of our software. Failure to adequately protect against or to promptly detect unauthorized use of our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, whether or not the defense is successful. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, or duplicate our products or our other intellectual property. We may have to resort to litigation to enforce our intellectual property rights, to protect our trade secrets or know-how or to determine the scope, validity or enforceability of our intellectual property rights. Our protective measures may prove inadequate to protect our proprietary rights, and any failure to enforce or protect our rights could cause us to lose a valuable asset.

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

Risks Related to Our Operations

We have had losses since our inception and might continue to incur losses in the future.

We incurred net losses of $2.7 million in 2006, $4.8 million in 2007 and $0.36 million in 2008. As of December 31, 2008, we had an accumulated deficit of $67.5 million. We expect to incur losses for the foreseeable future and cannot be certain if, or when, we will achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

We will need additional capital to finance our operations.

We will need to raise additional capital to finance our operations unless we are able to generate cash from operations. To date we have been unable to generate cash from operations. Cash used in operating activities was, $1.9 million in 2006, $3.5 million in 2007 and $0.6 million in 2008.

In August 2006, the Company completed a financing transaction under which the investors made an initial investment of $1.5 million, with the investors having the right to invest an additional $2.25 million over the 18 month period after the closing, out of which they invested $0.7 million during 2006 and $1 million during 2007 to date. In March and May 2007, the Company completed two private placements for the purchase of our ordinary shares and warrants to purchase ordinary shares, raising approximately $3.4 million. At the annual shareholders meeting in December 2008, the shareholders approved the terms of a credit facility for up to $4 million that may be advanced upon the Company’s request. Any request for future cash withdrawals from this facility, except for the $0.5 million discussed below, will be subject to the discretion of the principal shareholder that granted the facility; the Company has not made a request under the credit facility to date. There is no assurance as to any additional amounts that the investors in each of these transactions will elect to invest beyond the investments to date. The principal shareholder under the 2008 credit facility has agreed in advance to comply with a request made by the Company for up to $0.5 million within the next twelve months. With the availability of the $0.5 million, as agreed by the principal shareholder, and cash generated from operations, we expect that current funds will be sufficient to fund operations for the next twelve months.

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

Our operating results may fluctuate, and if we fail to meet the expectations of our investors, our share price may decrease significantly and shareholders could lose part or all of their investment.

Our revenues and operating results have varied significantly in the past and are likely to continue to vary significantly in the future. Our future operating results may fluctuate significantly and may not meet the expectations of investors.

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

The deteriorating general economic outlook may adversely affect our business.

Our business depends on the overall demand for our products and services and on the economic health of our current and potential customers. As widely reported, financial markets throughout the world have been experiencing extreme disruption in recent months, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others, failure and potential failures of major financial institutions and unprecedented government support of financial institutions. These developments and the related general economic downturn may adversely affect our business in a number of additional ways, including impacts beyond those typically associated with other recent downturns in the U.S. and foreign economies. The slowdown may adversely affect the budgeting and purchasing behavior of our customers, which could adversely affect our product sales. The current tightening of credit in financial markets and the general economic downturn may adversely affect the ability of our customers, suppliers and channel partners (e.g., testing service providers and resellers) to obtain financing for significant purchases and operations and to perform their contractual obligations with us. As a result, we could encounter, among other adverse effects, a decrease in or cancellation of orders for our products and services, and an increase in additional reserves for uncollectible accounts receivable being required.

We are unable to predict the duration and severity of the current economic downturn and disruption in financial markets or their effects on our business, but the consequences may be materially adverse and more severe than other recent economic slowdowns. To the extent that general economic conditions continue to worsen and information technology spending declines, the demand for our products and services, and therefore our future revenues, could be materially and adversely affected.

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

In addition, under the 2008 credit facility that may be provided by a principal shareholder, any loans taken by the Company will be convertible into ordinary shares at any time prior to repayment, at a conversion price per ordinary share equal to $0.01 and the Company undertook to grant warrants to acquire ordinary shares in a dollar amount equal to 50% of the principal amount of each loan. If the Company draws the maximum amount of the credit facility, the shareholder will be entitled to 400,000,000 ordinary shares upon conversion of the loans and will receive warrants to purchase 200,000,000 ordinary shares. See Item 4B. – “Business Overview – Recent Financings” and Item 7B – “Related Party Transactions” for further discussion of the 2008 credit facility.

Fortissimo and other investors in the 2006 financing have control over most matters submitted to a vote of the shareholders, thereby limiting the power of other shareholders to influence corporate action.

As of May 31, 2009, Fortissimo Capital Fund GP, LP, or Fortissimo, owned 47.6% of our outstanding ordinary shares and, together with certain other investors in the 2006 financing with which Fortissimo shares voting rights, owned 53.9% of our outstanding ordinary shares (including the ordinary shares issuable upon conversion of the Preferred Shares held by them) and together with those other investors, owned 69.3% of our outstanding shares, including shares issuable on exercise of warrants and additional investment rights and conversion of debt (but excluding shares issuable under the 2008 credit facility, no portion of which has been drawn). See Item 7A. – “Major Shareholders”. Fortissimo and these investors are parties to a voting agreement to vote their shares with Fortissimo, as a result of which, Fortissimo has the power to substantially influence the outcome of most matters submitted to a vote of shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of RadView. In addition, Fortissimo is also entitled to nominate a majority of the members of our board of directors to be designated as preferred directors. These preferred directors have been granted approval authority over significant corporate actions and transactions.

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

In connection with previous capital raising activities, including our private placement in March 2004 and revolving line of credit facility in 2005, we have outstanding several series of warrants to purchase our ordinary shares at various exercise prices. In connection with the 2006 financing, we have issued a substantial number of Preferred Shares and warrants to purchase Preferred Shares, as well as convertible debt that is convertible into Preferred Shares. In connection with the 2008 credit facility, we our obligated to issue warrants to purchase our ordinary shares. Our ordinary shares may be issued as a result of the conversion of our convertible securities or the exercise of warrants. Under the terms of the 2006 financing, the Meitav private placements, the warrant under the 2005 credit facility, and the warrants issuable under the 2008 credit facility, the ordinary shares underlying the securities issued in those transactions and certain other securities outstanding prior to those transactions may be registered for resale to the public or may become freely tradeable under Rule 144.

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

Our principal offices and many of our subcontractors and suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. In addition, the future of the “peace process” with the Palestinians is uncertain and has deteriorated due to Palestinian violence, with the threat of a large-scale attack by Palestinians on Israeli civilians and key infrastructure remaining a constant concern. The past few years of renewed terrorist attacks by the Palestinians has severely affected the Israeli economy in many ways. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip and a further escalation in violence has occurred during the first few months of 2008. In July 2006, Israel became involved in a major military conflict with the Hezbollah organization in Lebanon, which subjected the north of Israel to missile attacks. In December 2008, Israel was involved in a military conflict with Hamas, which subjected the South of Israel to missile attacks. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial condition and results of operations. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We could be adversely affected by adverse developments in the “peace process” or by restrictive laws or policies directed towards Israel or Israeli businesses.

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

A substantial portion of our revenues are generated in U.S. dollars, while a portion of our expenses, primarily salaries and related expenses incurred in our Israeli facility, is in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Our Israeli-based employees’ salaries are influenced by inflation in Israel. As a result, any increase in the rate of inflation in Israel may have a negative impact on our dollar-measured operating results unless the inflation in Israel is offset by a devaluation of the NIS in relation to the U.S. dollar. In 2004, the rate of inflation in Israel was increased by 1.2% and the value of the U.S. dollar decreased in relation to the NIS by 1.6%. In 2005, the rate of inflation in Israel was increased by 2.4% and the value of the U.S. dollar increased in relation to the NIS by 6.8%. In 2006, the rate of inflation in Israel decreased by 0.1% and the value of the U.S. dollar decreased in relation to the NIS by 8.2%. In 2007, the rate of inflation in Israel decreased by 3.4% and the value of the U.S. dollar decreased in relation to the NIS by 8.97%. In 2008, the rate of inflation in Israel increased by 3.8% and the value of the U.S. dollar decreased in relation to the NIS by 1.1%. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. We cannot predict any future trends in the rate of inflation in Israel or trends in the rate of exchange between the NIS and the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be materially adversely affected.

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

We currently receive tax benefits and were approved for research and development grants for 2007 of up to approximately $460,000 and for 2008 of up to approximately $200,000 under Government of Israel programs, out of which we have received, as of May 31, 2009, the amount of $409,500 out of the entire grant from 2007 and approximately $180,000 out of the entire grant from 2008; in order to receive the full amount of the 2008 grant we are required to submit the Company’s 2008 annual report. We have filed an application for a new grant in the amount of $330,000 for 2009, as of the first quarter of 2009, but we cannot assure that an agreement for such grant will be concluded. In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in property and equipment. We may not be able to continue to meet all of these conditions. In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or to retroactively pay tax on any income at a higher tax rate than that applying under these benefits.

The Government of Israel has reduced the benefits available under these programs at various times over past years and has amended the specified conditions that must be met in order to achieve or maintain eligibility. You can see more information regarding recent changes in Item 10E below and in Note 11(b) to the Notes to Consolidated Financial Statements. We cannot guarantee that these programs and tax benefits will continue in the future at their current levels or at all. If the Government of Israel reduces or ends these tax benefits, our business, financial condition and results of operations could be materially adversely affected.

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

Our current customers include approximately 2,000 organizations from all major industries including Best Western, Citigroup, Deutsche Bank, Macy’s, Georgia Tech, Morningstar, Symantec, Lockheed Martin and Motorola.

We provide an integrated suite of products that comprehensively verifies the performance, scalability, and integrity of web applications throughout the development lifecycle. Together our innovative products provide all the technology needed to implement an organized, efficient process for automated testing through central consoles, seamless script sharing and support for open-standards. By using our family of products customers can detect and resolve issues faster and improve the quality of their web applications.

In February 2009, we re-focused our marketing efforts on our commercial WebLOAD Professional products using the standard enterprise sales model for our direct sales force and channel partners. The open source initiative, which we introduced in April 2007, did not yield the anticipated benefits and therefore, in February 2009, we discontinued a portion of that program and removed the proprietary components of the open source edition of the product. The Open Source Edition now offers only our non-proprietary load engine which may attract developers interested in simulating web application loads, but does not provide a commercial alternative for the customers to whom we offer WebLOAD Professional.

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

The convertible loan under the August 2006 financing is due to be repaid on August 18, 2009. The investors have agreed to extend the loan payment date to June 30, 2010 and during the extension period, the loan shall be non-convertible and without interest.

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

In December 2008, the Board and shareholders approved the terms of a convertible credit facility that may be provided to us by Fortissimo, our principal shareholder (the “2008 Credit Facility”). Any future cash withdrawals from this facility, except for the $0.5 million discussed below, will be subject to the discretion of Fortissimo. The Credit Facility is for an amount up to $4 million, in one or more loans, to be determined by Fortissimo at its sole discretion upon our request (each the “Loan”). Each Loan shall have a 3 year term, which may be extended for 2 additional one year terms by agreement of Fortissimo and us. The Loans shall bear interest at 8%, compounded annually, payable together with the repayment of the principal of the respective Loan. A Loan (or any part thereof) may be repaid at any time prior to its due date, at our discretion. Each Loan is convertible into Ordinary Shares, at the option of Fortissimo, at any time prior to repayment, at a conversion price per ordinary share equal to $0.01, the trading price at the time the 2008 Credit Facility was approved (the “Conversion Price”). As security for the repayment of the Loans, we shall grant Fortissimo (i) a fixed charge on our intellectual property, and (ii) a floating charge on our tangible and intangible assets, junior to all of our outstanding charges at the time of the Loan. We have also agreed that upon each draw down of a Loan, Fortissimo will be issued a warrant to acquire ordinary shares in a dollar amount equal to 50% of the principal amount of the Loan at a purchase price per share equal to the Conversion Price. Fortissimo has agreed to in advance to comply with a request by the Company under this 2008 Credit Facility up to $0.5 million within the next twelve months.

2008 Product Highlights

In November 2008, we announced the launch of WebLOAD Professional version 8.3, which includes a new analytical model, improved support for the WebLOAD IDE, and enhanced productivity.

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

See “Sales and Marketing” for a discussion of our marketing channels and sales methods.

In our view, this growing market opportunity would be best addressed by solutions such as ours, that:

—	efficiently and accurately simulate real world operating conditions;

—	offer integrated and comprehensive performance assessment capabilities;

—	allow performance assessment and error detection early in development process;

—	provide detailed performance analysis to assist companies in better identifying and quickly resolving performance bottlenecks and other problems;

—	enable collaboration among all parties involved in the development and deployment of web applications;

—	provide open and extensible tools, that can be tailored and customized by our users to fit to their own specific needs; and

—	enable rapid development of new tools and features by incorporating other open source software projects.

Competition

Commercial competition

The web application performance and testing solutions market is intensely competitive, subject to rapid change and significantly affected by new product introductions and other activities of market participants. Our primary competitors include companies who offer application-testing software, such as HP/Mercury Interactive, Compuware, and Borland. We also compete against companies that provide a broader spectrum of development tools that include application-testing functionality, such as IBM/Rational Software. In addition, we compete with companies like Neotys whose main offering is application performance management software.

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

Proprietary Rights

Our success and ability to compete depend upon our proprietary technology. In addition, we rely on patent, copyright, trade secret and trademark law to protect our proprietary information. We also typically enter into an agreement with each of our employees, consultants and customers to control their access to and distribution of our software, documentation and other proprietary information. Nevertheless, a third party could copy or otherwise obtain our software or other proprietary information without our authorization, or could develop software competitive to ours. We face additional exposure to this risk in connection with the earlier version of our Open Source Edition, available prior to February 2009, when that edition contained some of our proprietary features. Although those proprietary features are no longer available, by its nature the source code of at least a portion of our technology was freely available to a community of developers. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology or duplicate our products or our other intellectual property.

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

Our Strategy

Our objective is to be a leading provider of software for testing the performance, scalability and reliability of Internet applications. Our strategy is to market and sell WebLOAD using the standard enterprise sales model, offering the product via our direct sales force and channel partners.

Increase Revenues and Control Costs to Achieve Profitability

Our net loss attributed to ordinary shares was $2.7 million in 2006, $4.8 million in 2007 and $0.36 million in 2008. The increase in net loss in 2006 resulted primarily from the recording of an $0.88 million deemed dividend attributable to the preferred shares in the original 2006 financing and related additional investments. The deemed dividend reflects an adjustment of the financing components in light of their relative fair value. The increase in net loss in 2007 resulted primarily from decrease in revenues and an increase in research and development expenses due to the Open Source project and an increase in sales and marketing expenses and a recording of an $0.85 million deemed dividend attributable to the preferred shares in the original 2006 financing and related additional investments. The decrease in net loss in 2008 resulted primarily from an increase in revenues and a decrease in our operating expenses due to costs reductions and reductions in personnel. We have lowered our operating costs in each of the past five years to more closely align costs with our expected revenues. We expect a decrease in 2009 in our research and development expenses as well as sales and marketing costs and our general and administration costs. We are focused on increasing our revenues while continuing to control costs in order to further reduce our net loss with the objective to ultimately achieve profitability and positive cash flow in the future.

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

In 2008, we introduced WebLOAD Professional 8.3, with new analysis and reporting tools, improved support for Adobe Flex rich internet applications and enhancements to the usability and functionality of the WebLOAD IDE. We will continue to develop WebLOAD Professional, to introduce new add-ons to support additional protocols and development environments.

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

Leverage Our Installed Customer Base

To date, we have licensed our software to over 2,000 companies worldwide of which approximately 300 have renewed their software-support agreement with us. A portion of our product orders are received from existing customers and distribution channels. These orders are typically the result of support and maintenance renewals and upgrades or expansions to their previously purchased licenses. For example, upon payment of additional license fees, an existing customer of our load-testing product may increase either or both the maximum number of allowable simulated users that can be generated from within the product and the number of end-users allowed to operate the product.

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

Provide Solutions that Contribute to a Low Total Cost of Ownership

Companies purchase testing solutions based on several criteria, including the total cost of ownership. Factors that contribute to the total cost of ownership for testing solutions include, among others, the costs of testing software, hardware used to simulate user load traffic, training, and designing, writing and maintaining test scripts. We believe our software contributes to a low total cost of ownership in many ways, including:

—	We offer competitive prices and flexible licensing options for our software solutions;

—	Our software efficiently simulates user load traffic which reduces the cost of hardware required to perform tests;

—	Our open-standards scripting language reduces the learning requirements for users and simplifies test script generation and reduces script maintenance; and

—	Our software runs on a variety of platforms allowing users to leverage the infrastructure they already own or have access to.

Products

Our current product line consists of:

—	WebLOAD Professional: software that assures the performance of web applications by efficiently simulating very large numbers of users, extreme fluctuations in traffic and the complex user demands placed on web applications within an operating environment.

—	WebLOAD Open Source Load Engine: the free open source edition of our product which provides a simple load engine which enables only simulating web application loads, with no user interface or features for editing or executing the load test script.

—	WebRM: an enterprise software management tool for WebLOAD that promotes efficient use of resources, facilitates collaboration and enables increased productivity by allowing developers, quality assurance, or QA, and information technology staff to share the same testing resources throughout the application development life cycle.

As part of our focus on performance testing, we discontinued sales of WebLOAD Analyzer and discontinued development and sales of the WebFT and TestView Suite products. We have not supported the existing customers for any of these products beyond April 2008. The phase-out of support and maintenance has not had a material impact on our customer base.

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

WebLOAD Professional supports all modern web development technologies, such as Web 2.0, Ajax, Web Services, SOA, etc. During 2007 and 2008 we completed the development of add-ons to support Adobe Flex, RTSP/RTP and other multimedia protocols which, were released, and are available for purchase separately from WebLOAD Professional, and added to it to increase its functionality.

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

Customers

To date, we have licensed our software to approximately 2,000 customers worldwide, of which approximately 300 have renewed their software-support agreement with us. Our customers include companies across a broad range of industries, including financial services, technology, retail, manufacturing, government, telecommunication, health care and education.

Our customers are located primarily in the United States, Canada, Europe, Asia Pacific, and Israel. Revenues derived from customers in the United States as a percent of total revenues were, 68.8% in 2006 57% in 2007 and 59% in 2008. We expect to continue to derive the majority of our revenues from customers in the United States

Sales and Marketing

Sales. We sell our products through a direct sales force and through channel partners. Our direct sales force consists of sales personnel and sales engineers located at our corporate headquarters in Israel, as well as an office in the United States. Our channel partners consist of testing services providers, web system integrators, independent software vendors and international distributors in Europe, Israel and Asia. Revenues from our indirect distribution channels as a percentage of total revenues were, 18.5% in 2006, 14% in 2007 and 28% in 2008. In the future, we expect to expand our network of indirect channel partners to increase revenues from sales through them.

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

Customer Support

We offer a range of support and maintenance and training services to our customers. We believe that providing a high level of customer service and technical support is necessary to achieve rapid product implementation, which in turn, is essential to customer satisfaction and continued license sales and revenue growth. We provide telephone and e-mail technical support from Dallas, Texas, Banglore, India, and from our development center in Israel. Support and maintenance agreements are generally purchased for 12-month terms. We track support requests through a series of customer databases, including current status reports and historical customer interaction logs. We use customer feedback as a source of ideas for product improvements and enhancements. We also provide training (introductory and advanced) and consulting to assist our customers in the development and deployment of web-based applications using our products.

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

Members of our research and development group have extensive experience working with web technologies and software testing solutions. We believe that our future performance will depend in large part on our ability to enhance our current product line, develop new products and provide innovative solutions for verifying the performance and scalability of web applications. Our research and development expenses were, $1.5 million in 2006, $1.9 million in 2007 and $1.2 million in 2008. We received approval for a grant in the amount of up to approximately $460,000 in 2007 and up to $200,000 in 2008 from the Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor for participation in our research and development programs. As of May 31, 2009, we have received the amount of US$409,500 out of the entire grant for 2007 and $180,000 out of the entire grant for 2008. In order to receive the full amount of the grant of 2008 we are required to submit the Company’s 2008 annual report. We have filed an application for an additional grant in the amount of $330,000 for 2009, as of the beginning of the year, but we cannot assure that an agreement for such grant will be concluded.

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

In the US – RadView Software Inc., a New Jersey corporation with offices in New Jersey, is our wholly-owned subsidiary and a site of our sales and support center. We have three inactive wholly-owned subsidiaries in Europe: RadView Software (UK), RadView GmbH in Germany and RadView AB in Sweden.

4D. Property, Plants and Equipment

We do not own any real property. We lease approximately 3,446 square feet of office space in Rosh Ha’ayin, Israel for our corporate headquarters, research and development and international sales operations under a lease being finalized and which will expire in December 2010. In addition, we rent an office suite in Bridgewater, New-Jersey under a lease which is renewed on a quarterly basis. We are currently subleasing our former sales office in Burlington, Massachusetts to a third party under a lease expiring in July 2009. We believe that the properties leased by us are adequate for all of our present and near-term needs.

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

We derive our revenues from licensing the rights to use our software products. We derive the majority of our services revenues from support and maintenance arrangements and, to a lesser extent, from training and consulting services. Substantially all of our revenues are denominated in U.S. dollars.

A portion of our software license revenues, and to a lesser extent our services revenues, was derived from royalty fees, license fees and engineering service fees from technology license transactions. Revenues recognized under such arrangements totaled to $928,000 in 2005 and $496,000 in 2006. In 2007 and 2008, no such revenues were recognized.

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

We have incurred net losses since our inception. Our net loss attributed to ordinary shares was, $2.7 million in 2006, $4.8 million in 2007 and $0.36 million in 2008. The increase in our net loss in 2006 resulted primarily from the recording of an $0.88 million deemed dividend attributable to the preferred shares purchased in the original 2006 financing and related additional investments. Such deemed dividend reflects an adjustment of the financing components in light of their relative fair value. The increase in our net loss in 2007 resulted primarily from the decrease of revenues and the launch of the Open Source project and a recording of an $0.85 million deemed dividend attributable to the preferred shares purchased in the original 2006 financing and related additional investments. The decrease in our net loss in 2008 resulted primarily from the increase in revenues and decrease in operational costs. If we are to achieve future profitability, we must continue to increase our revenues while maintaining lower operating expenses.

Cash used in operating activities was $1.9 million in 2006, $3.5 million in 2007 and $0.6 million in 2008, attributable primarily to our net losses, partially offset by noncash charges such as depreciation expense, stock-based compensation and amortization on debt discount along with changes in current assets and liabilities. We expect that operating expenses will constitute a material use of our cash resources

In August, 2006, we closed a financing led by Fortissimo Capital Fund GP, LP, or Fortissimo, along with several co-investors including one of our directors and two existing shareholders, to provide for a minimum initial investment of $1.5 million and up to $2.25 million of additional investments, at the election of the investors, over 18 months; Fortissimo made three additional investments to date, for a total amount of $1.7 million, and the remainder of the additional investment rights have expired.

In March and May 2007, we closed private placements for investments by institutional investors led by Meitav Underwriting Ltd., or Meitav, for an investment of approximately $3.4 million.

At the annual shareholders meeting in December 2008, the shareholders approved the terms of a credit facility for up to $4 million that may be advanced upon the Company’s request. Any future withdrawals from this facility, except for the $0.5 million discussed below, will be subject to the discretion of Fortissimo, the principal shareholder that granted the facility; the Company has not made a request under the credit facility to date. Fortissimo has agreed in advance to comply with a request of up to $0.5 million within the next twelve months. With the availability of the $0.5 million, as agreed by Fortissimo, we expect that we will have sufficient funds in order to maintain current operations, at least for the next twelve months.

Our cash balance was $243,000 as of December 31, 2008. We believe that our existing cash and cash equivalents, that include the proceeds available from the additional investments by Fortissimo in 2007 and the Meitav-led investments, as well as the availability of the $0.5 million in respect of the 2008 credit facility, will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next twelve months.

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

Revenue Recognition

We generally derive our revenues from two primary sources:

—	Software products; and

—	Software maintenance and services and training.

We recognize product and licenses revenue in accordance with Statement of Position (SOP) No. 97-2, “Software Revenue Recognition”, as amended by SOP No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions” (collectively, “SOP 97-2”). We recognize product and license revenue when persuasive evidence of an arrangement exists, the product has been delivered, there are no uncertainties surrounding product acceptance, there are no significant future performance obligations, the license fees are fixed or determinable, and collection of the license fee is considered probable. Amounts received in advance of meeting these criteria are deferred. Fees for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenue is deferred and recognized when payments become due from the customer or are actually collected, providing that all other revenue recognition criteria have been met. As required by SOP 97-2, we determine the value of the product component of our multiple-element arrangements using the residual method when vendor specific objective evidence (VSOE) of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Our software updates and maintenance provides customers with rights to unspecified software product upgrades released during the term of the agreement. Our support services grant our customers telephone access to technical support personnel during the term of the service. We recognize revenues from software updates, maintenance and services ratably over the term of the agreement.

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

Legal contingencies

We are not involved in any legal proceedings that are material to our business or financial condition. A former employee commenced a proceeding in February 2009 seeking a total of approximately NIS920,600 for severance and vacation payments and certain other claims in connection with the period of employment with the Company. The Company responded to the claims denying any liability and does not believe the claims will be successful or, if so, in a material amount. The matter has been referred to mediation for a possible negotiated resolution.

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

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax.

Equity-based compensation expense

We account for equity-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment.” Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted.

We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model. The fair value of an award is affected by our stock price on the date of grant as well as other assumptions, including the estimated volatility of our stock price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon United States treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our publicly traded stock options in order to estimate future stock price trends. In order to determine the estimated period of time that we expect employees to hold their stock options, we use the “Simplified Method” as there is no adequate historical experience to provide other reasonable estimates. Our expected dividend rate is zero since we do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future.

The fair value for options granted in 2006, 2007 and 2008 is estimated at the date of grant using a Black-Scholes-Merton options pricing model with the following weighted average assumptions:

	Year ended December 31,
	2006	2007	2008

Expected life of option	4 years	4 years	4 years
Dividend yield	0%	0%	0%
Expected volatility	109%	109%	109%
Risk-free interest rate	4.72%	4.74%	4.74%

The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. Share based payments are expensed straight-line.

The Company applies SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employee for Acquiring, or in Conjunction with Selling Goods or Services, with respect to options and warrants issued to nonemployees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date. No options or warrants were granted to nonemployees in 2006, 2007 or 2008.

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

All exchange gains and losses from the above-mentioned re-measurement are reflected in the statements of operations and were not material for all periods presented. The representative rate of exchange was U.S. $1.00 to New Israeli Shekel (“NIS”) NIS 4.225 at December 31, 2006, US $1.00 to NIS 3.846 on December 31, 2007 and US $1.00 to NIS 3.802 on December 31, 2008.

5A: Results of Operations

The following table sets forth the consolidated statement of operations data as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2006	2007	2008

Revenues:
Software licenses	41.0%	39.3%	49%
Services	59.0%	60.7%	51%

Total revenues	100.0%	100.0%	100.0%

Cost of revenues:
Software licenses	1.9%	0.8%	2.6%
Services	3.1%	2.2%	1.6%

Total cost of revenues	5.0%	3%	4.2%

Gross profit	95.0%	97.0%	95.8%

Operating expenses:
Research and development	35.3%	60.6%	35.8%
Sales and marketing	57.8%	86.1%	30.7%
General and administrative	39.0%	55.4%	32.1%

Total operating expenses	132.1%	202.1%	98.7%

Operating loss	(37.1)%	(105.1)%	(2.8)%

Financial expense, net	(4.9)%	(11.5)%	(9.8)%

Deemed dividend	(20.6)%	(27.2)%	(0.0)%

Net loss attributable to ordinary shares	(62.6)%	(154.4)%	(10.4)%

Comparison of 2008 and 2007

Revenues

Total Revenues. Total revenues were $3.12 million in 2007 and $3.44 million in 2008. Total revenues increased by $0.32 million, or 10.3% due to a $462,000 increase in product revenues and a $141,000 decrease in services revenues.

Software License. Software license revenues consist primarily of revenues from the license of our software products to end-users and resellers. Software license revenues were $1.225 million in 2007 and $1.687 million in 2008. Software license revenues increased by $462,000, or 38%, due to increase in sales.

Services. Service revenues consist primarily of revenue from annual support and maintenance contracts and, to a lesser extent, training and consulting services. Services revenues were $1.9 million in 2007 and $ 1.8 in 2008. Services revenues decreased by $141,000, or 7%, due to decrease in support and maintenance renewals.

Cost of Revenues

Cost of Software Licenses. Cost of software licenses consists principally of royalties due to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. Cost of software licenses was $26,000, or 0.8% of software license revenue in 2007 compared to $89,000, or 2.6% of software license revenue in 2008. The increase in the cost of software licenses resulted from increase in royalty-bearing products sales in 2008.

Cost of Services. Cost of services consists principally of personnel related costs associated with customer support and training. Cost of services was $66,000, or 2% of service revenues in 2007 compared to $55,000, or 1.6% of service revenues in 2008. This decrease was due to lower personnel costs for support and maintenance services resulting from reductions in personnel and salary-related costs in 2008.

Operating Expenses

Research and Development. Research and development expenses consist principally of salaries and related expenses required to develop and enhance our products. Research and development expenses were $1.9 million, or 60.6% of total revenues in 2007 compared to $1.2 million, or 35.8% of total revenues in 2008. This decrease resulted primarily from the reduction in personnel and salary-related costs. We expect that our research and development expenses will not increase over the next year.

Sales and Marketing. Sales and marketing expenses consist principally of salaries and commissions for sales personnel, recruiting costs, trade show costs, travel and other marketing costs such as lead generation activities, advertising and product promotion. Sales and marketing expenses were $2.7 million, or 86% of total revenues in 2007 compared to $1.1 million, or 30.7% of total revenues in 2008. The decrease in sales and marketing costs relate to reductions in personnel and salary-related costs. We expect that our sales and marketing expenses will not increase over the next year.

General and Administrative. General and administrative expenses consist principally of executive, finance and administrative salaries and related expenses, and costs of being a publicly held company. General and administrative expenses were $1.7 million, or 55.3% of total revenues in 2007 compared to $1.1 million, or 32.1% of total revenues in 2008. This decrease resulted primarily from reductions in personnel and salary-related costs. We expect that our general and administrative expenses will decrease in 2009 due to a reduction in personnel.

Financial Income (Expense), Net. Interest expense, net was $312,000 in 2008 resulting primarily from interest expense arising from discount amortization and interest of convertible loan received from a related party. We expect that our interest expense, net may decrease in the middle of 2009 as a result of completion of the interest and discount amortization of convertible loan and warrants costs in connection with financings that occurred during 2006.

Currency translation gains and losses were $70,000 in 2007 and $25,000 in 2008. The decrease resulted from exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel.

Income Taxes. Income Taxes expenses were $0.3 million in 2007 due to the company’s evaluation for its taxes exposures according to FIN 48 compared to $0.1 million benefit in 2008 due to release of its taxes exposures according to FIN 48 with respect to closed tax years.

We have an estimated net operating loss carry forward for Israeli tax purposes totaling approximately $ 29.3 million through December 31, 2008 that would reduce future Israeli income taxes, if any. These net operating losses may be carried forward indefinitely and offset against future taxable business income. We expect that during the period these losses are utilized, our income would be substantially tax exempt.

Our U.S. subsidiary has net taxable losses for U.S. Federal and state tax purposes totaling approximately $37.2 million through December 31, 2008. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to “Change in ownership” provision of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

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

Impact of Inflation and Currency Fluctuations

A substantial majority of our revenues is received, and a majority of our expenses is incurred, in U.S. dollars. Revenues denominated in U.S. dollars as a percent of total revenues were 85.7% in 2006, 80.9% in 2007 and 84.1% in 2008. Expenses denominated in U.S. dollars as a percent of total expenses were 53.3% in 2006, 35.8% in 2007 and 21% in 2008

A portion of our expenses, mainly salary and personnel costs related to our employees in Israel, is incurred in New Israeli Shekels, or NIS. The salaries of our Israel-based employees are partially linked to increases in the Israeli consumer price index. As a result, the U.S. dollar cost of our Israeli operations is influenced by inflation in Israel as well as the currency exchange rate between the NIS in relation to the U.S. dollar. Any increase in the rate of inflation in Israel may have a negative effect on our operating results, unless such inflation is offset by a devaluation of the NIS in relation to the U.S. dollar. Exchange rates between the NIS and the U.S. dollar fluctuate continuously, and therefore exchange rate fluctuations and especially larger periodic devaluations will have an impact on our operating results and period-to-period comparisons of its results. The effects of foreign currency translations are reported in our financial statements in current operating results.

In addition to our operations in Israel, we also conduct sales operations in the U.S. and Europe. Transactions denominated in currencies other than the U.S. dollar or NIS were not material.

Market Risk

We currently do not invest in, or hold for trading or other purposes, any financial instruments subject to market risk. Except for a $750,000 convertible loan obtained during 2006, and the 2008 Credit Facility, we currently do not have any outstanding borrowings or other credit facilities.

Impact of Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The impact of SFAS 141R on the Company’s consolidated results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51". SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated financial statement.

In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13", and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157". Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. As described in Note 4, the Company adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2.

In June 2008, the FASB issued EITF No. 07-5 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in shareholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. The Company believes adopting this statement will have no impact on the consolidated financial statements.

Effective December 31, 2008, the Company adopted FASB Staff Position (FSP) APB 14-1. “Accounting for Convertible debt Instruments that may be settled in cash upon conversion”. FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Therefore this part of the standard will not be effective for the Company until our fiscal year ended December 31, 2009, unless the Company elects early adoption. The Company is currently evaluating the potential impact, if any, of the adoption of FSP APB 14-1 on its consolidated financial statement.

Effective Corporate Tax Rate

Israeli companies are currently subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and years thereafter. However, we have derived, and expect to continue to derive, a substantial portion of our income under our Approved Enterprise capital investment program. Subject to compliance with applicable requirements, such income will be tax exempt for a period of two years and will be subject to a reduced corporate tax rate of 25% in the following five to eight years, subject to the level of foreign shareholders holdings in our ordinary shares. Tax benefits for each capital investment program are only effective in restricted periods according to the Encouragement of Capital Investments Law. If we do not comply with the applicable requirements, the tax benefits may be canceled. We believe that we comply with these conditions. If we operate under more than one approval, or if our capital investments are only partially approved, our effective tax rate will be a weighted combination of the various applicable tax rates. We may not be able to obtain approval for additional Approved Enterprise programs. Since we have incurred tax losses through December 31, 2008, we have not yet used the tax benefits for which we are eligible.

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

Our Determination of PFIC Status

Based on the composition of our income and assets for purposes of the Income Test and the Asset Test, respectively, we believe that we were a PFIC for the 2002 and 2003 tax years, but we do not believe we were a PFIC for the 2004, 2005, 2006, 2007 and 2008 tax years. There can be no assurance that we will not be treated as a PFIC in any future tax year. Although we generally will be treated as a PFIC as to any U.S. Holder if we are a PFIC for any year during such U.S. Holder’s holding period of our ordinary shares, such U.S. Holder may avoid the consequences of PFIC classification for years after we cease to be a PFIC by making an election, as described below. In view of the complexity of the issues regarding our treatment as a PFIC, U.S. Holders are urged to consult their own tax advisors for guidance as to our status as a PFIC.

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

Grants and Participation

We have received a participation grant from the Office of the Chief Scientist (“OCS”) of Israel’s Ministry of Industry, Trade and Labor in our Open Source Web Testing project for 2007, in the amount of up to approximately US$460,000. As of May 31, 2009, we have received the amount of US$409,500 out of the entire grant and there is no further amount expected to be received in connection with this project. In addition, we have received a participation grant from the OCS in our Load and Performance Testing project for 2008, in the amount of up to approximately US$200,000. As of May 31, 2009, we have received the amount of US$180,000 out of the entire grant. In order to receive the full amount of the grant we are required to submit the Company’s 2008 annual report. Although a new application was submitted to the OCS in the first quarter of 2009 for a grant of up to US$ 330,000 we cannot assure that the application will be approved.

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

Under the terms of the grant for which we received approval from the OCS, and subject to the agreement and other documents ancillary thereto, we are obligated to pay royalties of between 3% and 4.5% on sales of products incorporating know-how developed within the framework of each funded program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of up to 100% of the dollar-linked value of the total grants received. The royalties payable are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the date the grants received.

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

There is substantial uncertainty about how or whether any peace process will develop or what effect it may have upon us. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinians which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. In addition, the future of the “peace process” with the Palestinians is uncertain and has deteriorated due to Palestinian violence, with the threat of a large-scale attack by Palestinians on Israeli civilians and key infrastructure remaining a constant concern. The past few years of renewed terrorist attacks by the Palestinians has severely affected the Israeli economy in many ways. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip and a further escalation in violence has occurred during the first few months of 2008. In July 2006, Israel became involved in a major military conflict with the Hezbollah organization in Lebanon, which subjected the north of Israel to missile attacks. In December 2008, Israel was involved in a military conflict with Hamas, which subjected the South of Israel to missile attacks. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial condition and results of operations. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We could be adversely affected by adverse developments in the “peace process” or by restrictive laws or policies directed towards Israel or Israeli businesses.

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

5B: Liquidity and Capital Resources

Cash and cash equivalents totaled $229,000 as of December 31, 2006, $880,000 as of December 31, 2007 and $243,000 as of December 31, 2008. Restricted cash totaled $26,000 as of December 31, 2007 and December 31, 2008.

Cash used in operating activities was $1.9 million in 2006, $3.5 million in 2007 and $0.6 million in 2008. Cash used in operating activities has resulted substantially from our reported net losses partially reduced by noncash items such as depreciation, stock-based compensation and amortization of debt discount, and changes in current assets and liabilities and deferred revenues.

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

Cash used in operating activities in 2008 was due primarily to a net loss of $0.36 million, a decrease of $603,000 in accrued expenses, and a decrease of $290,000 in deferred revenue, partially offset by noncash items, a decrease of $279,000 in accounts receivable and amortization of debt discount, long-term convertible loan discount and deferred financing costs of $263,000. Accrued expenses decreased due to reduction of personnel and tax liabilities. Deferred revenues decreased due primarily to the recognition of deferred technology license fees during 2008. Accounts receivable decreased as a result of decrease in sales in the last quarter of 2008.

Cash used in investing activities was $21,000 in 2006, $52,000 in 2007 and $10,000 in 2008. Cash used in investing activities in 2006 was for the purchase of $40,000 in property and equipment partially offset by the decrease in restricted cash of $19,000. Cash used in investing activities in 2007 was for the purchase of $47,000 in property and equipment and for the increase in restricted cash of $5,000. Cash used in investing activities in 2008 was for the purchase of $10,000 in property and equipment.

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

There was no net cash provided by financing activities in 2008.

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

The convertible loan under the August 2006 financing is due to be repaid on August 18, 2009. The investors have agreed to extend the loan payment date to June 30, 2010 and during the extension period, the loan shall be non-convertible and without interest.

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

In December 2008, the Board and shareholders approved the terms of a convertible credit facility that may be provided to us by Fortissimo (the “2008 Credit Facility”). Any future cash withdrawals from this facility, except for the $0.5 million discussed below, will be subject to the discretion of Fortissimo. The Credit Facility is for an amount up to $4 million, in one or more loans, to be determined by Fortissimo at its sole discretion upon our request (each the “Loan”). Each Loan shall have a 3 year term, which may be extended for 2 additional one year terms by agreement of Fortissimo and us. The Loans shall bear interest at 8%, compounded annually, payable together with the repayment of the principal of the respective Loan. A Loan (or any part thereof) may be repaid at any time prior to its due date, at our discretion. Each Loan is convertible into Ordinary Shares, at the option of Fortissimo, at any time prior to repayment, at a conversion price per ordinary share equal to $0.01, the price at which our shares were traded when the 2008 Credit Facility was approved, (the “Conversion Price”). As security for the repayment of the Loans, we shall grant Fortissimo (i) a fixed charge on our intellectual property, and (ii) a floating charge on our tangible and intangible assets, junior to all of our outstanding charges at the time of the Loan. We have also agreed that upon each draw down of a Loan, Fortissimo will be issued a warrant to acquire ordinary shares in a dollar amount equal to 50% of the principal amount of the Loan at a purchase price per share equal to the Conversion Price. Fortissimo has agreed in advance to comply with a request of up to $0.5 million within the next twelve months.

We expect that operating expenses will constitute a material use of our cash resources. We believe that our existing cash and cash equivalents and cash provided from out ongoing operations, along with the availability of $0.5 million, as agreed by Fortissimo, will be sufficient to meet our anticipated needs for working capital for at least the next twelve months.

Contractual Obligations

We lease all of our office facilities under noncancellable operating leases that expire over varying terms through 2009 and 2010.

Financial Instruments and Commitments

Not Applicable

5C: Research and Development

Our research and development expenses were $1.5 million in 2006, $1.9 million in 2007 and $1.2 million in 2008. For additional information, see Item 4B. – “Business Overview – Research and Development”.

5D: Trend Information

Not applicable

5E: Off-Balance Sheet Arrangements

Not applicable

5F: Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2008, summarizes the aggregate effect that these obligations are expected to have on our cash flows:

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)

Operating leases	$118	$59	$59	$-	$-
Severance pay(1)	284	44	-	-	240
Fin 48 provision(2)	556	-	-	-	-

Total	$958	$103	$59	$-	$240

(1)	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. These obligations are payable only upon the termination of the respective employee and may be reduced if the employee’s termination is voluntary.

(2)	Uncertain income tax position under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 10 of our Consolidated Financial Statements for further information regarding the Company’s liability under FIN 48.

Item 6: Directors, Senior Management and Employees

6A: Directors and Senior Management

        The following table contains certain information about our directors, and executive officers:

Name	Age	Position

Jaron Lotan	51	Chairman of the Board
Yochai Hacohen	43	Director
Rami Goraly	42	Chief Executive Officer, Director
Amira Paz	43	Vice President of Finance (Principal Financial Officer)
Shai Beilis	60	Director
Hadas Gazit Kaiser	33	External Director
Amir Livne	48	External Director
Eli Blatt	46	Director
Merav Davidson	42	Director

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

RAMI GORALY serves as the Company’s Chief Executive Officer since April 7, 2008 and as a Director since December 2008. Mr. Goraly previously served as RadView’s Vice President of Marketing from June 2006. From 2005-2006 Mr. Goraly was the CEO of Telrad Connegy Ltd., a provider of converged telecommunication solutions and from 2004-2005 Mr. Goraly was the CEO of SweetIM provider of an interactive content for instant messaging platform. From 1996 through 2004, Mr. Goraly worked in the United States, where he founded and served as the CEO of Accept Software Corporation, a leading developer of enterprise product planning solutions. Other positions held by Mr. Goraly include management positions in Cheyenne Software Inc. (acquired by Computer Associates) and Check Point Software Technologies Ltd. Mr. Goraly received bachelor degrees in Economics and Accounting from Tel Aviv University, and an MBA degree from the Cass Business School in London.

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

AMIR LIVNE serves as an External Director of the Company since December 2008. Mr. Livne is Vice President Product Strategy and Portfolio Management at Siemens PLM, a division of Siemens AG (NYSE:SI). Previously, Mr. Livne held a similar position at UGS PLM, which was acquired by Siemens in 2007. Between 1997 and 2004, Mr. Livne served as Executive VP of Business Development and Strategy at Tecnomatix (NASDQ: TCNOF, acquired by UGS in early 2005). Prior to joining Tecnomatix, between 1994 and 1997, Mr. Livne worked as a Senior Consultant at Booz, Allen and Hamilton, a management consulting firm. Mr. Livne holds an MBA from the University of Michigan in Ann Arbor and B.A. and M.A. degrees in Computer Science, both from Tel Aviv University. Mr. Livne replaced David Assia as an External Director following the expiration of Mr. Assia’s term in November 2008.

MERAV DAVIDSON serves as a Director of the Company since December 2008. Ms. Davidson is currently an independent consultant to Enterprise Software companies in different stages of development. From 2004 through 2007 Ms. Davidson served in several positions in Mercury Interactive, California, including Vice President – Business Operations (before and after the acquisition of Hewlett Packard) and Vice President – Mercury Managed Services. Between the years 1999 and 2004, Ms. Davidson served in several positions with Mercury Interactive, Israel, including Vice President – Mercury Managed Services, Director – Mercury Managed Services Operations, and Director – Application Performance and Management R&D. Between the years 1997 and 1999, Ms. Davidson was Manager of Application Development in Onset Technologies. Between the years 1991 and 1997, Ms. Davidson served in several positions in Mercury Interactive’s support organization in the USA and R&D organization in Israel. Ms. Davidson holds a B.Sc degree in Electrical Engineering from Tel Aviv University.

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

6B: Board Compensation

The Company reimburses its directors for expenses incurred to attend meetings of the Board of Directors and any committees of the Board of Directors. To date, the Company has made annual cash payments in the amount of $5,000 to each of its non-employee directors and has granted options to purchase ordinary shares to its directors from time to time. The Company makes an annual cash payment in accordance with the rate permitted by applicable Israeli law and regulations. The current rates paid by the company are an annual fee of NIS 18,280, which is approximately $5,540 and a meeting participation fee of NIS 1,220, which is approximately $370. This compensation will apply to our existing external directors, Mr. Amir Livne and Ms. Hadas Gazit Kaiser. In addition, each of the external directors shall be entitled to options to purchase up to 792,856 ordinary shares at an exercise price equal to fair market value. Pursuant to the terms of the management services agreement entered into by the Company and Fortissimo, Messrs. Hacohen and Blatt are not entitled to cash remuneration or compensation for their services as directors as such other than the management fee payable to Fortissimo under the management services agreement. Mr. Hacohen, who served as the Company’s Chief Executive Officer and President on an interim basis from June 2006 through April 2008, received cash compensation and options from the Company for such service as an employee director. Mr. Rami Goraly is entitled to options from the Company for his service as an employee director.

The following table sets forth the aggregate compensation paid or accrued for services rendered to the Company in all capacities for the fiscal year ended December 31, 2008 by its directors and executive officers

	Salaries, Directors Fees, Service Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits

All directors and officers as a group (then 9 persons)	$382,400	$22,540

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

Jaron Lotan, as the Chairman of the Board, was granted an option to purchase 455,000 ordinary shares under the Key Employee Share Incentive Plan, equivalent to one percent of the Company’s issued and outstanding ordinary shares and preferred shares, on an as-converted basis, immediately after the closing of the initial investment in the 2006 financing by the Fortissimo Entities and other investors. Mr. Lotan was entitled to anti-dilution protection for any additional investments pursuant to the 2006 financing, by way of the grant of additional options to purchase one percent of the incremental number of issued and outstanding ordinary shares and preferred shares (on an as-converted basis) immediately following each additional investment. In furtherance of that anti-dilution commitment, Mr. Lotan was granted additional options for a total of 566,666 ordinary shares upon the closings of the additional investments made by the Fortissimo Entities in December 2006 and February and March 2007. The options are now fully vested. Additionally, as a bonus to Mr. Lotan, Mr. Lotan was granted an option to acquire 1,350,994 ordinary shares (representing up to one percent of the Company’s issued and outstanding ordinary shares and preferred shares (on an as-converted basis)) which option will vest over four years and will receive the same anti-dilution protection as described above. The exercise price of the options granted to Mr. Lotan was between $0.06 and $0.08 and any further options to be granted to him shall be at an exercise price equal to the market price on the then current date of grant.

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

Rami Goraly has been a director of the Company since December 2008 and has been CEO since April 2008. In connection with his services as a director, the Board authorized and the shareholders approved the grant to Mr. Goraly of options under the Company’s Key Employee Share Incentive Plan to purchase a total of 8,000,000 Ordinary Shares. The option grant will be formally documented by year end 2009 and when completed, will have the following vesting schedule: twenty five percent (25%) of the options will be vested as of January 1, 2009 (the “First Vesting Date”) and the remaining seventy five percent (75%) of the options shall vest in 12 equal parts quarterly over a three (3) year period following the First Vesting Date. The exercise price of the options will be $0.015. Mr. Goraly also holds options for a total of 500,000 Ordinary Shares which were granted to him in 2007 and are subject to vesting as follows: 25% to vest as of October 2007, with the remainder to vest quarterly over three years. The exercise price of the options is $0.06.

As of December 31, 2008, all directors and officers as a group (then 9 persons, excluding one director whose term expired during 2008), held options to purchase 8,415,516 of our ordinary shares (excluding 8,000,000 options which were approved for grant to Rami Goraly and 792,856 options which were approved for grant to Amir Livne but not yet formally documented). Out of such options, 955,000 expire in 2011 and 7,460,516 expire in 2012, at exercise prices ranging from $0.06 to $0.945.

6C: Board Practices

Board Meetings and Committees

Our Board of Directors is currently comprised of 8 directors. The directors are elected at the annual shareholders meeting, to serve until the next annual meeting of our shareholders and until their respective successors are elected and qualified, with the exception of the external directors who, by rule of the Israeli Companies Law 1999, serve for three years. The Board of Directors has established two committees, the Audit Committee and the Compensation Committee, each of which is briefly described below.

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

Audit Committee

The Audit Committee of the Board of Directors currently consists of Shai Beilis, Hadas Gazit Kaiser and Amir Livne who commenced his services in December 2008. David Assia served as a member of the Audit Committee from his election in 2002 until the expiration of his second three-year tem in November 2008. Hanna Lerman served as a member of the Audi Committee from her election in August 2006 until her resignation from the Board of Directors in April 2007. Kathleen Cote also served as a member of the Audit Committee until her resignation from the Board of Directors in April 2006. The Israeli Companies Law requires a public company to maintain an audit committee comprised of at least three persons, including two external directors, none of whom may be chairman of the Board of Directors, a director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder.

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

Compensation Committee

The Compensation Committee currently consists of Jaron Lotan, Shai Beilis and Amir Livne. David Assia served as a member of the Compensation Committee until the expiration of his term in November 2008. William Geary served as a member of the Compensation Committee until his resignation from the Board of Directors in February 2006.

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

Nominations Process

As noted above, the Board of Directors does not have a nominating committee. However, the Board of Directors has adopted a set of written procedures (the “Nominations Process”) to be followed by the Company’s independent directors, consisting of Jaron Lotan, Shai Beilis, Hadas Gazit Kaiser and Amir Livne. The Nominations Process requires the independent directors to assist the Board of Directors in its selection of individuals (i) as nominees for election to the Board of Directors at each annual meeting of the Board of Directors or (ii) to fill any vacancies or newly created directorships on the Board of Directors. A copy of the Nominations Process is available upon written request to the Company at its registered address.

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

Preferred Directors

In addition to the Nominations Process, in connection with the 2006 financing as described in Item 4B – “Business Overview – Recent Developments” and Item 7B – “Related Party Transactions”, Fortissimo is entitled to nominate up to four of seven board members to serve as Preferred Directors. The responsibilities and privileges of Preferred Directors are also described in Item 10B – “Memorandum and Articles of Association”. Currently, Jaron Lotan, Yochai Hacohen and Eli Blatt serve as Preferred Directors, having been designated as such by Fortissimo following the 2006 financing.

6D: Employees.

As of December 31, 2008, we had 22 employees (including 1 contractor) worldwide, of whom 11 were employed in research and development, 4 in sales and marketing, 2 in technical support, and 5 in management and administration. Out of our employees, 2 are based in the United States, 19 are based in Israel and 1, a contractor, is based in India. None of our employees is represented by a labor union and we consider our relations with employees to be good.

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

6E: Share Ownership

See table under Item 7: "Major Shareholders and Related Party Transactions" below.

Share Option Plans

The Key Employee Share Incentive Plan. The Board of Directors and the Company’s shareholders approved the Key Employee Share Incentive Plan (1996) (the “Key Employee Plan”) in 1996 and amended the plan in 2002. The Company has reserved for issuance an aggregate of 21,214,609 ordinary shares under the Key Employee Plan, such that, along with the ordinary shares reserved under the US Plan (as defined below), the total number of ordinary shares reserved by the Company is equal to 15% of the issued and outstanding shares of the Company; as of May 31, 2009, the Company had granted options for a total of 21,590,128 ordinary shares (excluding 8,000,000 options which were approved for grant to Rami Goraly and 792,856 options which were approved for grant to Amir Livne but not yet formally documented), of which 10,929,356 had been terminated or expired (and thus became available for future grant) and 2,465,331 had been exercised. As a result, 1,760,981 ordinary shares are available for future grant as of May 31, 2009 (after taking into account the 8,000,000 options which were approved for grant to Rami Goraly and 792,856 options which were approved for grant to Amir Livne but not yet formally documented).

The shareholders also authorized the Board of Directors to increase the number of ordinary shares reserved under the Key Employee Plan such that, if as a result of future dilutive issuances of shares of the Company, the total number of shares reserved under the Key Employee Plan and the US Plan (as defined below) in the aggregate falls below 10% of the then issued and outstanding shares of the Company (including preferred shares on an as converted basis), the Board may further increase the number of shares available under the Key Employee Plan to equal 10% of the then issued and outstanding shares of the Company (including preferred shares on an as converted basis) without the need for further shareholder approval.

The United States Share Incentive Plan. The Board of Directors and the Company’s shareholders approved the United States Share Incentive Plan (the “US Plan”) in 2000 and amended the US Plan in 2002. The Company had previously reserved for issuance an aggregate of 3,950,000 ordinary shares under the US Plan. As of May 31, 2009, the Company had granted options to purchase a total of 5,113,855 ordinary shares, of which 3,684,808 had been terminated or expired (and thus became available for future grant) and 407,547 had been exercised. As a result, 2,520,953 ordinary shares are available for future grant as of May 31, 2009.

The Employee Share Purchase Plan. In November 2002, the Company established an employee share purchase plan (the “ESPP”) which permits the eligible employees of the Company to purchase ordinary shares of the Company at 85% of the lesser of the closing market price on the first day or the last day of the applicable three month offering period. Employees may participate in the ESPP through regular payroll deductions of up to 10% of their pre-tax gross salary. Subject to adjustments for stock splits, stock dividends and similar events, a maximum of 1,500,000 ordinary shares may be issued under the ESPP. No ordinary shares were issued in connection with the ESPP in 2006, 2007 and 2008 as no plan was available during those years. As of May 31, 2009, there are 1,491,791 ordinary shares available for issuance under the ESPP.

The Board of Directors adopted the 1997 Option Plan to provide for the grant by the Company of nonqualified option awards to employees of RAD-Bynet Group of companies, then affiliated companies. Through December 31, 2000, all available authorized options under this plan had been granted. No options were granted under this plan since completion of the initial public offering in August 2000. The Company accounted for these options in accordance with SFAS No. 123 utilizing the Black-Scholes option-pricing model. As of December 31, 2008, there were no options outstanding under this plan.

Material Features of the Key Employee Plan and US Plan

The purpose of the Key Employee Plan is to attract, retain and motivate employees, directors and consultants through the issuance of stock options and to encourage ownership of ordinary shares by employees, directors and consultants of the Company. The Key Employee Plan is administered by the Compensation Committee, which has the authority to submit recommendations to the Board of Directors as to the issuance of options under the plans. Under the Israeli Companies Law, the authority to issue options vests exclusively with the Board of Directors. Subject to the provisions of the Key Employee Plan, the Compensation Committee determines the persons to whom options will be granted, the number of shares to be covered by each option and the terms and conditions upon which an option may be granted, and has the authority to administer the provisions of the Key Employee Plan. All employees, directors and consultants of the Company and its affiliates are eligible to participate in the Key Employee Plan. Approximately 30 individuals are eligible to participate in this plan.

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

Item 7: Major Shareholders and Related Party Transactions

7A: Major Shareholders

The following table sets forth certain information known to us regarding the beneficial ownership of the Company’s ordinary shares as of May 31, 2009, unless otherwise indicated, by: (i) each person known by the Company to beneficially own more than 5% of the Company’s ordinary shares; and (ii) all of the Company’s directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares under options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 31, 2009 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to state community property laws, each shareholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Ownership percentages are based on 158,571,330 ordinary shares outstanding on May 31, 2009, excluding 134,000 shares held as treasury shares. Unless otherwise noted below, the address of each of the Company’s directors and executive officers is c/o RadView Software Ltd., 14 Hamelacha Street, Park Afek, Rosh Haayin, 48091, Israel.

Name of Beneficial Owner:	Total Shares Beneficially Owned	Percentage of Ordinary Shares

Five Percent Shareholders:
Fortissimo Capital Fund (1)	169,583,334	69.3%
Perfect Provident Fund Ltd (2)	34,586,514	20.0%
Psagot Provident Fund Ltd. (3)	21,930,000	13.1%
Tamir Fishman Provident and Education Funds Ltd. (4)	19,060,400	11.5%
Meitav Gemel Ltd. (5)	14,101,678	8.6%

Directors and Executive Officers (9):

Rami Goraly(6)	3,343,750	2.1%
Jaron Lotan(7)	1,708,683	1.1%
Shai Beilis (8)	8,075,623	4.8%
Amir Livne	-	-
Hadas Gazit Kaiser (9)	346,874	*
Yochai Hacohen (10)	2,968,750	1.8%
Eli Blatt	-	-
Merav Davidson	-	-
All executive officers and Directors as a group (9 persons) (6) (7) (8) (9) (10) (11)	16,443,680	9.4%

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

Each of the Fortissimo Entities share voting power over 158,125,001 ordinary shares and share dispositive power over 169,583,334 ordinary shares. None of the Fortissimo Entities has sole voting power or sole dispositive power over our ordinary shares. Pursuant to a shareholders agreement among the Fortissimo Entities and Yehuda Zisapel, Shem Basum Ltd. and Michael Chill (the “Co-Investors”) in connection with the financing in August 2006, the number of ordinary shares for which there is shared voting power includes 7,395,834 ordinary shares held by Shem Basum Ltd. and Michael Chill and the number for which there is shared dispositive power includes 18,854,167 ordinary shares held by all the Co-Investors. However, the Fortissimo Entities disclaim beneficial ownership of the Co-Investor shares. The Fortissimo address is: 14 Hamelacha Street, Park Afek, Rosh Ha’ayin, 48091 Israel.

(2)     Information is derived from Schedule 13D, filed on June 18, 2007 by Perfect Provident Fund Ltd. (“Perfect”) and from the records of the Company. Includes 22,820,698 ordinary shares owned of record by Perfect; 1,091,968 ordinary shares owned of record by Perfect Central Compensation Fund; and 10,673,848 ordinary shares owned of record by Perfect Education Fund. On June 1, 2009, a merger occurred between Altshuler Shaham Provident Funds Ltd. (“Altshuler Shaham”) and Perfect. As a result, the above-mentioned funds are managed by Altshuler Shaham, which is held by Altshuler Shaham Ltd. (which is owned by Kalman Shaham, Gilad Altshuler and Roni Bar) and Perfect (Y.N.E.) Capital Markets Ltd. (which is held indirectly by Yair Levinstein, Nir Malka, Orna Brenner and Daniel Brenner. Any economic interest or beneficial ownership in any of the securities held by Altshuler Shaham are held for the benefit of the members of the fund. The address of Altshuler Shaham is 19A Habarzel Street, Tel Aviv, Israel.

(3)     Information is derived from Schedule 13G, filed on February 9, 2009 by Prisma Investment House Ltd. (“Prisma”), the assets of which were acquired by Psagot Provident Fund Ltd. in April 2009, and from records of the Company. Includes 21,930,000 ordinary shares, beneficially owned by provident funds, continuing education funds and compensation funds (Hermon Provident Fund, Aazmon Provident Fund, Tavor Provident Fund and Signon Hermon Provident Fund) managed by Psagot Provident Fund Ltd., a wholly owned subsidiary of Psagot Investment House Ltd, controlled indirectly by James G. Dinan and Daniel A. Schwartz. Any economic interest or beneficial ownership in any of the securities held by Psagot Provident Fund Ltd. are held for the benefit of the members of the fund. The address of Psagot is: Africa Tower, 14 Ahad Ha’am Street, Tel Aviv, Israel.

(4)     Information is derived form Schedule 13G, filed on February 16, 2009 by Tamir Fishman Provident and Education Funds Ltd. (“Tamir Fishman”). Includes a total of 19,060,400 ordinary shares: 3,063,400 ordinary shares are owned of record by Tamir Fishman Severance Pay Fund – General; 6,893,500 ordinary shares are owned of record by Tamir Fishman Education Fund – General; 8,262,000 ordinary shares are owned of record by Tamir Fishman Provident Fund – General; 289,000 ordinary shares are owned of record by Tamir Fishman Education Fund – Shares; and 552,500 ordinary shares are owned of record by Tamir Fishman Provident Fund – Shares. Tamir Fishman, as manager of the funds, has sole voting and investment power and is beneficial owner of the 19,060,400 ordinary shares (including warrants) owned of record by the foregoing funds. Any economic interest or beneficial ownership in any of the securities held of record by the foregoing funds is held for the benefit of the members of the funds. The address of Tamir Fishman and each of the foregoing funds is: 21 Ha’arbaa Street, Tel Aviv, 64739, Israel.

(5)     Information is derived from Meitav Gemel Ltd. (“Meitav”). Includes a total of 14,101,678 ordinary shares owned of record by the provident, education and severance funds managed by Meitav: 5,043,339 ordinary shares owned of record by Meitav Tagmulim Clali; 3,201,661 ordinary shares owned of record by Meitav Histalmut Clali; 1,048,339 ordinary shares owned of record by Meitav Pizuim Clali; 410,839 ordinary shares owned of record by Meitav Tagmulim Shares; 212,500 ordinary shares owned of record by Meitav Hishtalmut Shares; 2,234,161 ordinary shares owned of record by Meitav Chisachon Gemel; 1,617,339 ordinary shares owned of record by Meitav Chisachon Hishtalmut; and 333,500 ordinary shares owned of record by Meitav Chisachon Pizuim. Meitav, as manager of the funds, has sole voting and investment power and is beneficial owner of the 14,101,678 ordinary shares (including warrants) owned of record by the foregoing funds. Any economic interest or beneficial ownership in any of the securities held of record by the foregoing funds is held for the benefit of the members of the funds. The address of Meitav is Museum Tower, 4 Berkowitz Street, Tel Aviv 61180 Israel.

(6)     Includes 2,500,000 options that are vested and 500,000 options that are exercisable within 60 days of May 31, 2009 in accordance with the vesting schedule for the options approved for grant but not yet formally documented. Also includes 31,250 options exercisable within 60 days of May 31, 2009 from a previous grant.

(7)     Includes 94,854 options exercisable within 60 days of May 31, 2009.

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

(9)     Includes 49,553 options exercisable within 60 days of May 31, 2009.

(10)     Includes 296,875 options exercisable within 60 days of May 31, 2009.

(11)     Excludes former directors who served on the Board of Directors for all or a portion of 2008 and who held no beneficial ownership of the Company’s ordinary shares as of May 31, 2009, and former Executive Officers.

As of May 31, 2009, there were 138 record holders of ordinary shares, of which 86 were registered with addresses in the United States, representing approximately 12% of the outstanding ordinary shares. However, the number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of the ordinary shares are held of record by brokers and other nominees.

7B: Related Party Transactions

The Company’s Board of Directors and the shareholders approved the new options for Preferred Shares and warrants to acquire Preferred Shares (the “New Options”) included in the series of addendum to the 2006 financing by Fortissimo and other investors. See Item 4B. – “Business Overview – Recent Financings” for a further description of the 2006 financing and New Options. Each Addendum was included as an Exhibit to the Company’s Annual Report on Form 20-F for the year 2006.

The principal participants in the 2006 financing were Fortissimo (an entity affiliated with two of the Company’s directors, Mr. Yochai Hacohen and Eli Blatt) and Shem Basum Ltd. (an entity controlled by Mr. Shai Beilis, a director of the Company) as well as Yehuda Zisapel (then a significant shareholder of the Company).

Initial Investment. As described above, at the closing of the 2006 financing, the investors made an initial investment of $1.5 million, consisting of $750,000 for the purchase of 25,000,000 convertible Preferred Shares at a purchase price of $0.03 per share, and $750,000 as a loan convertible into Preferred Shares. As part of the initial investment, the investors also received warrants to purchase 18,750,000 Preferred Shares at an exercise price of $0.04 per share exercisable for a period of five years from date of issuance. The convertible loan under the August 2006 financing is due to be repaid on August 18, 2009. The investors have agreed to extend the loan payment date to June 30, 2010 and during the extension period, the loan shall be non-convertible and without interest.

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

In December 2008, the Board and shareholders approved the Credit Facility to be provided to us by Fortissimo, at the discretion of Fortissimo. See Item 4B. – “Business Overview – Recent Financings” for a further description of the Credit Facility. Fortissimo is an entity affiliated with two of the Company’s directors, Mr. Yochai Hacohen and Eli Blatt.

As described above, the 2008 Credit Facility is for an amount up to $4 million, in one or more loans (each a “Loan”). Any request for future cash withdrawals from this facility, except for the $0.5 million discussed below, will be subject to the discretion of Fortissimo. Each Loan shall have a 3 year term, which may be extended for 2 additional one year terms by agreement of Fortissimo and us. The Loans shall bear interest at 8%, compounded annually, payable together with the repayment of the principal of the respective Loan. A Loan (or any part thereof) may be repaid at any time prior to its due date, at our discretion. Each Loan is convertible into Ordinary Shares, at the option of Fortissimo, at any time prior to repayment, at a conversion price per Ordinary Share equal to $0.01, the trading price at the time the 2008 Credit Facility was approved (the “Conversion Price”). As security for the repayment of the Loans, we shall grant Fortissimo (i) a fixed charge on our intellectual property, and (ii) a floating charge on our tangible and intangible assets, junior to all of our outstanding charges at the time of the Loan. We have also agreed that upon each draw down of a Loan, Fortissimo will be issued a warrant to acquire Ordinary Shares in a dollar amount equal to 50% of the principal amount of the Loan at a purchase price per share equal to the Conversion Price. Fortissimo has agreed in advance to comply with our request, if needed, for up to $0.5 million within the next twelve months.

To date, we have not drawn on the 2008 Credit Facility.

7C: Interests of Experts and Counsel

Not applicable.

Item 8: Financial Information.

8A: Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

A former employee commenced a proceeding in February 2009 seeking a total of approximately NIS 920,600 for severance and vacation payments and certain other claims in connection with the period of employment with the Company. The Company responded to the claims denying any liability and does not believe the claims will be successful or if so, in a material amount. The matter has been referred to mediation for a possible negotiated resolution.

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

8B: Significant Changes

Not applicable.

Item 9: The Offer and Listing

9A: Offer and Listing Details TO BE UPDATED

Set forth below are high and low reported prices for our ordinary shares on the OTC Bulletin Board for the periods indicated.

		OTCBB
Period		High ($)	Low ($)

2004	Annual	0.98	0.15

2005	Annual	0.24	0.06
	First Quarter	0.24	0.16
	Second Quarter	0.21	0.16
	Third Quarter	0.20	0.11
	Fourth Quarter	0.15	0.06

2006	Annual	0.14	0.06
	First Quarter	0.14	0.08
	Second Quarter	0.11	0.08
	Third Quarter	0.10	0.07
	Fourth Quarter	0.09	0.06

2007	Annual	0.12	0.04
	First Quarter	0.07	0.04
	Second Quarter	0.11	0.06
	Third Quarter	0.12	0.06
	Fourth Quarter	0.12	0.06
	December	0.09	0.06

2008	Annual	0.08	0.01
	First Quarter	0.08	0.04
	Second Quarter	0.05	0.03
	Third Quarter	0.05	0.02
	Fourth Quarter	0.04	0.01
	December	0.04	0.01

2009	January	0.02	0.01
	February	0.01	0.01
	March	0.01	0.01
	April	0.01	0.01
	May	0.03	0.003
	June (until June 26)	0.03	0.021

9B: Plan of Distribution

Not applicable.

9C: Markets

Our shares are quoted on the OTCBB. Until September 2004, our shares were traded on the Nasdaq SmallCap Market.

9D: Selling Shareholders

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

10C: Material Contracts

Our material contracts outside of the ordinary course of business were: (i) the 2006 share purchase agreement and related documents for the financing with Fortissimo and certain other investors, copies of which were filed with the Company’s Proxy Statement for the annual shareholders meeting in August 2006, (ii) the Addendums to the share purchase agreement with Fortissimo for the additional investments with new options, copies of which were filed with the Company’s Proxy Statement for the annual shareholders meeting in October 2007, (iii) the private placements led by Meitav, copies of which were filed as exhibits to the 2006 Annual Report, and (iv) the Credit Facility provided by Fortissimo. See Item 4B – “Business Overview – Recent Financings” and Item 7 – “Major Shareholders and Related Party Transactions” for a description of each.

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

As of December 31, 2008, the Company does not have retained earnings and accordingly, no tax-exempt income. Tax-exempt income attributable to the Approved Enterprise cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits. The Company’s board of directors does not intend to distribute any amounts of its undistributed tax-exempt income as dividends.

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

Disposition of the Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Company Status” the sale or exchange of ordinary shares generally will result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder’s tax basis in the ordinary shares. Such gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder’s holding period of the ordinary shares exceeds one year at the time of the disposition.

Certain limitations apply to the deductibility of capital losses by both corporate and non-corporate taxpayers. Under the Code, gain or loss recognized by a US. Shareholder on a sale or exchange of ordinary shares generally will be treated as US source income or loss for US foreign tax credit purposes. Under the tax treaty between the United States and Israel, however, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes. U.S. Shareholders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Israeli currency received in respect oft he sale, exchange or other disposition of ordinary shares.

Passive Foreign Investment Company Status

See discussion in Item 5A above.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

—	the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:

—	in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or

—	in the case of an individual, the item is attributable to a fixed place of business in the United States;

—	the non-U .S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

—	the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

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

Not applicable.

10G: Statement by Experts

Not applicable.

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

Currency Exchange Rate Risk Management

We conduct business in various foreign currencies, primarily in Europe and the Israel. As a result, we are exposed to the effect of foreign currency exchange rate fluctuations on the U.S. dollar value of foreign currency-denominated revenues and expenses. We do not use foreign exchange forward contracts to hedge our foreign currency denominated receivables. Looking forward, there can be no assurance that changes in foreign currency rates, relative to the U.S. dollar, will not materially adversely affect our consolidated results. At December 31, 2008, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in an increase of approximately $49,000 in our net assets position, while a 10% weakening of the dollar versus all other currencies would have resulted in a decrease of approximately $49,000.

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

Not applicable.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15: Controls and Procedures

Evaluation of Controls and Procedures

(a)     Disclosure controls and procedures

As of December 31, 2008, under the supervision and with the participation of our management, including our Chief Executive Officer and Vice President of Finance, an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) was performed as of the end of the period covered by this report.  Based on that evaluation, our Chief Executive Officer and Vice President of Finance concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report.

(b)     Management's Annual Report on Internal Control Over Financial Reporting.

Our management, under the supervision of our Chief Executive Officer and Vice President of Finance, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Vice President of Finance assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, they used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Vice President of Finance have concluded that, as of December 31, 2008, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

(c)     Change in Internal Control over Financial Reporting.

There were changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2008. As of December 31,2007 management identified significant deficiencies in our internal control that occurred in some processes due to lack of financial resources to ensure segregation of duties and not sufficient evidence of control since the control was not documented properly and have concluded that taken together these significant deficiencies may have constituted a material weakness. In order to remediate previous year material weaknesses the management has recruited additional personnel and redesigned processes and documentation.

(d)    Other.

The Company believes that a control system, no matter how well designed and operated, can not provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined.

Item 16: [Reserved]

Item 16A: Audit Committee Financial Expert

The Audit Committee of the Board of Directors currently consists of Shai Beilis, Hadas Gazit Kaiser and Amir Livne.

The Board of Directors has determined that Shai Beilis and Hadas Gazit Kaiser are “Audit Committee financial experts” as that term is defined in Item 401 of Regulation S-K under the Securities Exchange Act of 1934. Each of the members of the Audit Committee satisfies the independence requirements under Rule 10A(m)(3) of the Securities Exchange Act of 1934 and is an “independent director,” as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934.

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

Item 16C: Principal Accountant Fees and Services

The Company’s consolidated financial statements at December 31, 2008 have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The Company’s audit committee has recommended that Kost Forer Gabbay & Kasierer continue to serve as the Company’s independent auditors for the fiscal year ending December 31, 2008. The Board of Directors proposes that the shareholders approve and ratify this appointment. Representatives of Kost Forer Gabbay & Kasierer are expected to be present at the Annual Meeting to respond to appropriate questions and will be given the opportunity to make a statement should they desire to do so.

The following table presents the aggregate fees for professional audit services and other services rendered by the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in 2007 and 2008.

	Year Ended December 31,
	2007	2008

Audit Fees	$62,000	$41,000
Audit Related Fees	27,000	$15,000
Tax Fees	-	$7,000
All Other Fees	5,000

	$94,000	$63,000

Audit Fees

Audit Fees consist of fees billed for the annual audit of the Company’s annual consolidated financial statements included in the Company’s Annual Report on Form 20-F for years 2007 forwards.

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

Pre-Approval Policy

The Audit Committee is required to approve in advance any audit or permissible non-audit services performed by the Company’s independent auditors, the fees to be paid for those services and the time period over which those services are to be provided. On an annual basis, the independent auditors present a listing of all services they expect to perform for the Company in the ensuing one-year period, including fee estimates, in sufficient detail to enable the Audit Committee to perform an independence review of each proposed service. The pre-approval policies and procedures established by the Audit Committee require that the Audit Committee meet with the independent auditor and financial management prior to the audit to review planning and staffing, the scope of the proposed audit for the current year, the audit procedures to be utilized, and the proposed fees. With respect to any additional services proposed to be performed by the independent auditors during the year, management will evaluate the impact on the independent accountant’s independence and obtain Audit Committee approval for such service. During 2007 and 2008, 100% of the audit, audit-related and tax fees were pre-approved by the Audit Committee.

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F: Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G: Corporate Governance

Not applicable.

PART III

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

The following financial statements are filed as part of this Annual Report:

RADVIEW SOFTWARE, LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
RadView Software Ltd.

        We have audited the accompanying consolidated balance sheets of RadView Software Ltd. and its subsidiaries (the “Company”) as of December 31, 2007 and 2008 and the related consolidated statements of operations, shareholders’ deficit and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RadView Software Ltd. and its subsidiaries as of December 31, 2007 and 2008 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 30, 2009	A Member of Ernst & Young Global

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2007	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$880	$243
Restricted cash		26	26
Accounts receivable (net of allowance for doubtful accounts of $ 46 as
of December 31, 2007 and $89 as of December 31, 2008)		651	372
Prepaid expenses and other current assets	3	204	289

Total current assets		1,761	930

LONG-TERM INVESTMENTS:
Operating lease deposit		40	40
Severance pay funds		292	172

Total long-term investments		332	212

PROPERTY AND EQUIPMENT, NET	4	68	35

DEFERRED FINANCING COSTS RELATED TO CONVERTIBLE LOAN		18	4

Total assets		$2,179	$1,181

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2007	2008

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT LIABILITIES:

Accounts payable		$284	$261
Accrued expenses	5	2,147	1,605
Deferred revenues		1,140	850
Convertible loan	7f	-	593

Total current liabilities		3,571	3,309

CONVERTIBLE LOAN	7f	344	-

ACCRUED SEVERANCE PAY		371	240

COMMITMENTS AND CONTINGENT LIABILITIES	6

SHAREHOLDERS' DEFICIT:	7
Ordinary shares, NIS 0.01 par value -
Authorized: 550,000,000 shares as of December 31, 2007 and December
31, 2008; Issued: 77,038,662 shares as of December 31, 2007 and
December 31, 2008; Outstanding: 76,904,662 shares as of December
31, 2007 and 2008.		188	188
Preferred A shares, NIS 0.01 par value -
Authorized: 225,000,000 shares as of December 31, 2007 and
December 31, 2008; Issued and outstanding: 81,666,668 shares as of
December 31, 2007 and December 31, 2008;		191	191
Preferred B shares, NIS 0.01 par value -
Authorized: 150,000,000 shares as of December 31, 2007 and
December 31, 2008; Issued: None as of December 31, 2007 and
December 31, 2008		-	-
Treasury shares, at cost: 134,000 shares as of December 31, 2007 and
December 31, 2008		(100)	(100)
Additional paid-in capital		64,835	64,930
Accumulated deficit		(67,221)	(67,577)

Total shareholders' deficit		(2,107)	(2,368)

Total liabilities and shareholders' deficit		$2,179	$1,181

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year Ended December 31,
	Note	2006	2007	2008

Revenues:	12
Software licenses		$1,757	$1,225	$1,687
Services and maintenance		2,526	1,895	1,754

Total revenues		4,283	3,120	3,441

Cost of revenues:
Software licenses		80	26	89
Services and maintenance		133	66	55

Total cost of revenues		213	92	144

Gross profit		4,070	3,028	3,297

Operating expenses:
Research and development, net	8	1,512	1,890	1,231
Sales and marketing		2,475	2,687	1,057
General and administrative		1,671	1,729	1,105

Total operating expenses		5,658	6,306	3,393

Operating loss		(1,588)	(3,278)	(96)
Financial expenses, net	9	(210)	(358)	(337)
Income tax (benefit)	10	-	331	(77)

Net loss		$(1,798)	$(3,967)	$(356)

Deemed dividend on Preferred A shares and exercise of
additional investment rights during the year		$(882)	$(850)	$-

Net loss attributed to Ordinary shares		$(2,680)	$(4,817)	$(356)

Basic and diluted net loss per Ordinary share		$(0.13)	$(0.08)	$(0.01)

Weighted average number of shares used in computing basic
and diluted net loss per Ordinary share (in thousands)		20,526	60,488	76,905

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS' DEFICIT

U.S. dollars in thousands (except share data)

	Preferred A shares		Ordinary shares		Treasury shares		Additional paid-in capital	Accumulated deficit	Total shareholders deficit
	Number of shares	Value	Number of shares	Value	Number of shares	Value

Balance, January 1, 2006	-	$-	20,659,682	$51	134,000	$(100)	$56,981	$(59,313)	$(2,381)

Stock-based compensation	-	-	-	-	-	-	128	-	128
Proceeds from private placement of Preferred A
shares and warrants, net of issuance costs
of $ 188	48,333,334	112	-	-	-	-	1,900	-	2,012
Deemed dividend on convertible Preferred shares
and an exercise of additional investment rights
during the year	-	-	-	-	-	-	882	(882)	-
Net loss	-	-	-	-	-	-	-	(1,798)	(1,798)

Balance, December 31, 2006	48,333,334	112	20,659,682	51	134,000	(100)	59,891	(61,993)	(2,039)

Proceeds from exercise of additional investment
rights	33,333,334	79	-	-	-	-	921	-	1,000
Proceeds from private placement of Ordinary
shares and warrants, net of issuance costs
of $ 203	-	-	56,378,980	137	-	-	3,042	-	3,179
Stock-based compensation	-	-	-	-	-	-	131	-	131
Deemed dividend on exercise of additional
investment rights during the year	-	-	-	-	-	-	850	(850)	-
Cumulative effect of FIN 48 adoption	-	-	-	-	-	-	-	(411)	(411)
Net loss	-	-	-	-	-	-	-	(3,967)	(3,967)

Balance, December 31, 2007	81,666,668	191	77,038,662	188	134,000	(100)	64,835	(67,221)	(2,107)

Stock-based compensation	-	-	-	-	-	-	95	-	95
Net loss	-	-	-	-	-	-	-	(356)	(356)

Balance, December 31, 2008	81,666,668	$191	77,038,662	$188	134,000	$(100)	$64,930	$(67,577)	$(2,368)

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2006	2007	2008

Cash flows from operating activities:
Net loss	$(1,798)	$(3,967)	$(356)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	82	81	43
Stock-based compensation	128	131	95
Amortization of debt discount, long-term convertible loan
discount and deferred financing costs	94	262	263
Accrued interest of loan-term convertible loan	38	59	61
Severance pay, net	(63)	(54)	(11)
Decrease (increase) in accounts receivable	269	(241)	279
Increase in prepaid expenses and other current assets	(47)	(38)	(85)
Decrease in accounts payable	(142)	(144)	(23)
Increase (decrease) in accrued expenses	125	380	(603)
Increase (decrease) in deferred revenue	(574)	55	(290)

Net cash used in operating activities	(1,888)	(3,476)	(627)

Cash Flows from investing activities:
Purchases of property and equipment	(40)	(47)	(10)
Restricted cash	19	(5)	-

Net cash used in investing activities	(21)	(52)	(10)

Cash flows from financing activities:
Repayments under revolving line of credit	(70)	-	-
Proceeds from private placements of Ordinary shares and
warrants, net	-	3,179	-
Proceeds from private placement of convertible loan, Preferred
A shares and warrants, net	2,042	-	-
Proceeds from exercise of additional investment rights	-	1,000	-

Net cash provided by financing activities	1,972	4,179	-

Increase (decrease) in cash and cash equivalents	63	651	(637)
Cash and cash equivalents at the beginning of the year	166	229	880

Cash and cash equivalents at the end of the year	$229	$880	$243

Cash paid during the year for interest and taxes	$16	$17	$-

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	–	OPERATIONS

RadView Software Ltd. (“the Company”) develops, markets and supports software that enables organizations to verify the scalability, efficiency and reliability of web applications, and facilitates their rapid development.

The Company has four wholly-owned subsidiaries in the United States, United Kingdom, Germany and Sweden. To date the British, Swedish and German subsidiaries are inactive.

The Company incurred net losses of approximately $ 1.8 million in 2006, approximately $ 4 million in 2007 and approximately $ 0.4 million in 2008, and had an accumulated deficit of approximately $ 67.6 million as of December 31, 2008. The Company has funded these losses principally from equity and debt financing proceeds including an initial public offering in August 2000, private placements in March 2005, August 2006 and during 2007, as well as proceeds from technology license arrangement.

The Company believes that it will have sufficient liquidity in order to maintain is current operations, at least for the next twelve months. The Company based its assessment on the expected collections from sales and based on a commitment from its controlling shareholder to support the Company by providing financing to allow the coverage of any budget deficit through the second quarter of 2010 up to an amount of $ 500 thousand. In case that the above will not result in sufficient liquidity resources the Company is also committed to take measures to reduce its operating costs in order to support its operations at least through December 31, 2009. Therefore, these financial statements do not include any adjustments that may be required should the Company will not be able to continue as a going concern.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

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

A substantially portion of the Company’s revenues are in U.S. dollars. The Company’s management believes that the U.S. dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”. Changes in currency exchange rates between the Company’s functional currency and the currency in which a transaction is denominated are included in the Company’s results of operations as financial income (expense) in the period in which the currency exchange rates change.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

All exchange gains and losses from the above-mentioned remeasurement are reflected in the statements of operations and were not material for all periods presented. The representative rate of exchange was U.S.$ 1.00 = NIS 4.225 at December 31, 2006, NIS 3.846 at December 31, 2007 and NIS 3.802 at December 31, 2008.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of RadView Software Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash equivalents and restricted cash:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less. Restricted cash is invested in a short-term bank deposit, which is used as security for Company’s guarantee for leased facilities. The deposit is in NIS and bears interest at an average rate of 3%.

e.	Allowance for doubtful accounts:

The Company provides an allowance for doubtful accounts against its accounts receivable. The reserve is computed for specific accounts, the collectability of which is doubtful based upon the Company’s experience. A summary of the allowance for doubtful accounts is as follows:

	Year ended December 31,
	2006	2007	2008
	U.S. dollars in thousands

Balance at the beginning of year	$56	$46	$46
Provision	-	-	$43
Write-offs	(10)	-	-

Balance at the end of year	$46	$46	$89

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the assets as follows:

Estimated useful life
(In years)

Computers and equipment	3
Office furniture and equipment	3 to 6
Leasehold improvements	Over the shorter of the
term of the lease or the
life of the asset

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2006, 2007 and 2008, no impairment losses have been identified.

h.	Severance pay:

In accordance with Israel’s Severance Pay Law, the Company is required to make severance payments to Israeli employees upon their termination of employment. The amount of such severance payments is based on the most recent monthly salary multiplied by the number of years of employment as of the balance sheet date. The Company has accrued for the estimated total cost of severance pay as computed as of the balance sheet date. Severance expense totaled $ 116,000 in 2006, $ 62,000 in 2007 and $ 100,000 in 2008.

The Company has partially funded its severance pay obligations by monthly deposits for insurance policies. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and is presented as an asset in the consolidated balance sheets.

i.	Revenue recognition:

The Company generates revenues mainly from licensing the rights to use its software products. The Company also generates revenues from support and maintenance services and, to a lesser extent,from training . The Company sells its products primarily through its direct sales force and, to a lesser extent, through resellers and distributors considered as end-users.

The Company recognizes revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. Under SOP 97-2, revenues from software product licenses are recognized upon delivery of the software provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable and no further obligations exist. Revenues under multiple-element arrangements, which may include software licenses, support and maintenance and training, are allocated to each element based on their respective fair values based on vendor-specific objective evidence. This objective evidence represents the price of products and services when sold separately. When vendor-specific objective evidence of fair value exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method for recognition of revenues, when all other revenue recognition criteria are met.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Revenues from time-based licenses, support and maintenance agreements are recognized ratably over the term-of the time-based license or maintenance period, which is typically one year. Revenues from training are recognized as the services are performed.

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

The Company has evaluated the establishment of technological feasibility of its products in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed”. The Company sells products in a market that is subject to rapid technological change, new product development and changing customer needs. Accordingly, the Company has concluded that technological feasibility is not established until the development stage of the product is nearly complete. The Company defines technological feasibility as the completion of a working model. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short. Consequently, the amounts that could be capitalized are not material to the Company’s financial position or results of operations. Therefore, the Company has charged all such costs to research and development expense in the period incurred.

k.	Advertising expenses:

Advertising expenses are charged to the consolidated statements of operations as they are incurred. Advertising expenses totaled $ 290,000 in 2006, $ 94,000 in 2007 and $ 30,000 in 2008.

l.	Royalty – bearing grants:

Royalty – bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants on the basis of the research and development costs incurred. Such grants are included as a reduction in research and development costs.

Research and development grants received or accrued by the Company in 2006, 2007 and 2008, accumulated to approximately $0, $ 388,000 and $ 192,000, respectively.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Income taxes:

1.	The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. SFAS No. 109 prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be reversed. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

2.	On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax.

n.	Stock-based compensation:

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

SFAS No. 123(R) requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows.

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The computation of expected volatility is based on realized historical stock price volatility of the Company. The interest rate for period within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The options expected life represent the period the Company’s stock options expected to be outstanding and was determined based on the Simplified Method permitted by SAB 107 and extended by SAB 110 by the average of the vesting period and the contractual term. The Company currently using the Simplified Method as there no adequate historical experience available to provide other reasonable estimate. The company adopted SAB 110 effective January 1, 2008 and will continue to apply the Simplified Method since there is not enough historical experience of exercises at least for three years to provide reasonable estimate of the expected term for stock options grants.

The fair value for options granted in 2006, 2007 and 2008 is estimated at the date of grant using a Black-Scholes-Merton options pricing model with the following weighted average assumptions:

	Year ended December 31,
	2006	2007	2008

Expected life of option	4 years	4 years	4 years
Dividend yield	0%	0%	0%
Expected volatility	109%	109%	109%
Risk-free interest rate	4.72%	4.74%	4.74%

Share based payments are expensed on a straight-line basis.

o.	Fair value of financial instruments:

The carrying amounts of our financial instruments, including cash and cash equivalents, restricted cash, deposits, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements”and, effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	–	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	–	Includes other inputs that are directly or indirectly observable in the marketplace.
Level 3	–	Unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Basic and diluted net loss per share:

The Company applies the two class method as required by EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-6”). EITF No. 03-6 requires the loss per share for each class of shares (Ordinary and Preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. Basic net losses per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net losses per share is computed based on the weighted-average number of Ordinary shares outstanding during the period, plus dilutive potential shares considered outstanding during the period, in accordance with Statement of Financial Standard No. 128, “Earnings Per Share”.

The calculation of diluted net loss per share excludes outstanding stock options, warrants and additional investment rights held by certain investors because their inclusion would be antidilutive, as set forth in the following table.

	Year ended December 31,
	2006	2007	2008
	Number of shares in thousands

Stock options	6,596	11,138	10,661
Warrants	1,333	1,333	1,333
Additional investment rights	51,667	75,000	75,000
Warrants held by Comerica Bank	353	353	353
Warrants held by an investor	36,250	100,715	100,715

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, deposit, restricted cash, and accounts receivables.

Cash and cash equivalents, deposit and restricted cash are invested mainly in U.S. dollars with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

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

In 2006, one customer represented 12% of total 2006 revenues. There were no major customers in 2007 or 2008.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Impact of recently issued accounting standards:

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The impact of SFAS 141R on the Company’s consolidated results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51". SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated financial statement.

In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13", and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157". Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. As described in Note 4, the Company adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2.

In June 2008, the FASB issued EITF No. 07-5 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in shareholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. The Company believes adopting this statement will have no material impact on the consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective December 31, 2008, the Company adopted FASB Staff Position (FSP) APB 14-1. “Accounting for Convertible debt Instruments that may be settled in cash upon conversion”. FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Therefore this part of the standard will not be effective for the Company until our fiscal year ended December 31, 2009, unless the Company elects early adoption. The Company is currently evaluating the potential impact, if any, of the adoption of FSP APB 14-1 on its consolidated financial statement.

NOTE 3:	–	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31
	2007	2008
	U.S. dollars in thousands

Government authorities	$77	$205
Prepaid expenses	50	43
Other receivables	77	41

	$204	$289

NOTE 4:	–	PROPERTY AND EQUIPMENT, NET

	December 31
	2007	2008
	U.S. dollars in thousands

Computers and equipment	$3,673	$3,683
Office furniture and equipment	222	222
Leasehold improvements	202	202

	4,097	4,107
Less - accumulated depreciation	4,029	4,072

	$68	$35

Depreciation expenses were $ 82,000 in 2006, $ 81,000 in 2007 and $ 43,000 in 2008.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	–	ACCRUED EXPENSES

	December 31
	2007	2008
	U.S. dollars in thousands

Employee compensation and related accruals	$602	$326
Professional fees	132	157
Government authorities	940	754
Accrued interest on convertible loan	97	158
Royalties related to sales	32	96
Other accrued expenses	344	114

	$2,147	$1,605

NOTE 6:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease obligations

The Company operates primarily from leased facilities. Lease agreements expire through July 2009 and December, 2010. Annual minimum future rental payments due under the lease agreements as of December 31, 2008 are approximately as follows:

Amount

For the year ending December 31,

2009	$59,000
2010	59,000

$118,000

Rent expense, net of sublease income was $ 204,000 in 2006, $ 182,000 in 2007 and $ 110,000 in 2008.

b.	Royalties

1.	In May 2005, the Company entered into a distribution agreement with another third party to re-brand, market and distribute certain software products of a third party also under the Company’s private label name of WebLOAD Analyzer. The Company is required to pay royalties to the third party based on the Company’s selling price for end-user revenues from the WebLOAD Analyzer product.

Royalties incurred in connection with these royalty arrangements totaled, $ 28,000 in 2006 and $ 18,000 in 2007, and have been classified as cost of license revenues. No royalties incurred in 2008.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.	The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. The Company is obligated to pay royalties to the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor (“the OCS”) amounting to 3%-4.5% of the sales of the products and other related revenues generated from such activities sponsored, up to 100% of the grants received, linked to the U.S. dollar and bear interest at the rate of LIBOR (as of December 31, 2008 – 2.19%). Total amount of grants received or accrued, net of royalties paid or accrued, as of December 31, 2008, is approximately $ 580,000.

3.	As of December 31, 2007 and 2008, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $ 31,000 and $ 96,000, respectively, in respect of these grants.

NOTE 7:	–	SHAREHOLDERS’ DEFICIT

a.	Authorized Ordinary share capital:

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

As of December 31, 2008, the Company holds 134,000 of its Ordinary shares as treasury shares at an aggregate cost of approximately $ 100,000. Although such shares are legally considered outstanding, the Company has no dividend or voting rights associated with its treasury shares.

d.	Dividends

The Company has never paid cash dividends to shareholders.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	SHAREHOLDERS’ DEFICIT (Cont.)

e.	Private placement 2004:

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

In connection with the Private Placement from March 2004, the Company issued to the Purchasers Additional Investment Rights to purchase additional Ordinary shares, exercisable until June 17, 2005. There were no exercises of Additional Investment Rights.

The Company also issued to the Purchasers four series of Warrants of which the following series of warrants are outstanding as of December 31, 2008 (in September 2006, series B and D warrants expired):

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

Pursuant to an evaluation of the terms of the Purchase Agreement under the provisions of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the Company has classified all the above derivative financial instruments issued in connection with the private placement as equity.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	SHAREHOLDERS’ DEFICIT (Cont.)

f.	Private placement 2006:

On April 4, 2006, the Company signed definitive agreements for financing with an external investor on behalf of several limited partnerships in which it serves as general partner and other potential co-investors including one of the Company’s directors and two existing shareholders (the “Investors”). On August 18, 2006, the Company’s shareholders approved the abovementioned agreement and the Company closed the financing, receiving $ 1.5 million to purchase in consideration for 25,000,000 convertible Preferred A shares (the “Preferred shares”), and a convertible loan. The convertible loan bears interest at 8.0% per annum. The convertible loan plus any accrued interest thereon is convertible into Preferred shares at a conversion price of $ 0.03 per share, at the election of the Investors. The convertible loan matures three years from the closing date and, if not converted by such date, would become due and payable 30 days thereafter. The convertible loan is secured by a fixed charge on the Company’s accounts receivable and intellectual property and a floating charge on all of its assets.

The Private Placement also provides additional investment rights, at the option of the Investors, to invest up to an additional $ 2.25 million of Preferred A shares at a price of $ 0.03 per share for a period of 18 months after the closing of the initial investment (“Additional Iinvestment Rights”). Each Preferred A share is convertible into one of the Company’s Ordinary shares, subject to adjustment for anti-dilution events. Each Preferred A share receives the same voting rights as Ordinary shares, except that the Preferred shares are entitled to elect the majority of the Company’s board of directors and have approval rights over specified actions. Each Preferred share is entitled to a preference in liquidation over Ordinary shares. The Investors also received warrants to purchase 18,750,000 Preferred B shares with respect to the initial investment and would receive warrants for up to 56,250,000 Preferred B shares with respect to the exercise of Additional Investment Rights, each at an exercise price of $ 0.04 per share for a period of five years from date of issuance.

The consideration of $ 1.5 million from the initial investment was allocated based on the relative fair value of the convertible Preferred A shares, convertible loan, the warrants and the Additional Investment Right in accordance with APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. The total amount of the discount on the convertible loan and the beneficial conversion feature calculated based on the guidance in EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”amounting to $ 750,000, is amortized as interest expenses over the term of the convertible loan. At December 31, 2008, the unamortized balance on the discount on convertible loan was $ 157,000. The Company also calculated the beneficial conversion feature on the Preferred A issued in accordance with EITF 98-5 and EITF 00-27 and recorded $ 212,000 as a deemed dividend.

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

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	SHAREHOLDERS’ DEFICIT (Cont.)

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

The Company calculated the deemed distribution on the Preferred shares resulting from the additional right and the issuance of the warrants in accordance to the guidance of EITF 00-27 and recorded an additional amount of approximately $ 850,000 as a deemed dividend.

In December 2006, and in February and March 2007, respectively, three addendum to the Share Purchase Agreement dated April 4, 2006 were signed concurrently with the respective Additional Investment (and were approved by the Company’s general meeting in October 2007) according to which the Company would issue to the Investors for no further consideration a new option under each addendum that would provide the Investors upon the exercise of the Additional Investment Rights the right to acquire an identical amount of shares and warrants as were available to the Investors before each exercise (“Additional shares and warrants”).

The addendum also included the right of the Company, for a period of twelve months from the date of each new option was issued, to buy back any shares purchased on the respective exercise of the Additional Investment Rights at the same price at which such securities were acquired plus 8% interest per annum.

g.	Private placement 2007:

On March 29, 2007 and May 10, 2007, the Company issued in a private placement to investors in Israel in consideration of $ 1,974,420 and $ 1,408,319, respectively net of issuance expenses of $ 118,000 and $ 85,000, respectively 32,907,000 and 23,471,980, respectively of its Ordinary shares and warrants to purchase up to 23,034,400 and 16,430,386 Ordinary shares, respectively at an exercise price per share of $ 0.06. The warrants are exercisable for five years from the closing date of the private placements. According to the agreements, the investors do not have the right to receive payment for liquidated damages if a registration statement on form F-3 is not declared effective. As of December 31, 2008, none of the shares were registered.

Pursuant to an evaluation of the terms of the Purchase Agreement under the provisions of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the Company has classified all above derivative financial instruments issued in connection with the private placement as equity.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	SHAREHOLDERS’ DEFICIT (Cont.)

h.	Employee share purchase plan:

In November 2002, the Company established an employee share purchase plan (the “ESPP”) which permits the eligible employees of the Company to purchase shares of the Company’s Ordinary shares at 85% of the closing market price on either the first day or the last day of the applicable three-month period, whichever is lower. Employees may participate in the ESPP through regular payroll deductions of up to 10% of their pre-tax gross salary. Subject to adjustment for stock splits, stock dividends and similar events, a maximum of 1,500,000 Ordinary shares may be issued under the ESPP. No Ordinary shares were issued in connection with the ESPP in 2006, 2007 and 2008 as no plan was available to employees during these years. As of December 31, 2008, there are 1,491,791 Ordinary shares available for future issuance under the ESPP.

i.	Stock option plans:

The Company has approved for issuance an aggregate of 25,239,849 Ordinary shares for the issuance of stock options under three stock option plans as follows:

—	21,214,609 Ordinary shares approved for issuance under a key employee share incentive plan (the “1996 Option Plan”) adopted in 1996 and amended in 2001 and 2003;

—	3,950,000 Ordinary shares approved for issuance under the United States Share Incentive Plan (the “2000 Option Plan”) adopted in 2000 and amended in 2001.

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

Under all option plans, any options that are cancelled or forfeited before expiration become available for future grants. As of December 31, 2008, there are 10,553,837 options available for future grant under the 1996 Option Plan and 2,520,953 under 2000 option plan

Revolving line of credit facility:

In connection with an old facility which was terminated in January 2006, the Company issued to the bank a warrant to purchase 352,941 of the Company’s Ordinary shares at an exercise price of $ 0.17 per share. The warrant is exercisable immediately and has a term of seven years. The warrants were classified as equity and also provides for piggyback registration rights. These warrants are not affected by the early termination of the revolving line of credit facility.

At the grant date, the fair value of the warrants was determined to be $ 52,000 using the Black-Scholes option-pricing model assuming a risk free interest of 3.9%, a volatility factor of 120%, dividend yield of 0% and contractual life of seven years.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	SHAREHOLDERS’ DEFICIT (Cont.)

Transactions related to the Company’s stock option plans for each of the three years in the period ended December 31, 2008 are summarized as follows:

	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding, January 1, 2006*)	3,032,880	$0.36	5.71	$-
Granted	5,613,333	$0.06
Forfeited, cancelled or expired	(2,050,612)	$0.36

Outstanding, January 31, 2007 *)	6,595,601	$0.11	5.01	$-
Granted (1)	9,865,039	$0.07
Forfeited, cancelled or expired	(5,322,195)	$0.06		$-

Outstanding, January 1, 2008 *)	11,138,445	$0.07	4.36
Granted	1,640,000	$0.06
Forfeited, cancelled or expired	(2,117,673)	$0.10		$-

Outstanding, December 31, 2008 *)	10,660,772	$0.07	3.47

Exercisable, December 31, 2006	1,028,417	$0.32		$-

Exercisable, December 31, 2007	2,465,331	$0.12

Exercisable, December 31, 2008	5,025,240	$0.07	3.31

*)	Includes 35,000 outstanding and exercisable options to consultants at a weighted average exercise price of $ 0.945 per share.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s stock price on December 31, 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. These amount changes are based on the value of the Company’s stock. Total intrinsic value of options exercised for the year ended December 31, 2008 is zero.

(1)	During 2006, the Company granted to the Chairman of the Company’s board an option to purchase 455,000 Ordinary shares equivalent to 1% of the Company’s issued and outstanding Ordinary and Preferred shares on an as converted basis. In addition as a form of anti-dilution protection as the investors exercise their additional investment rights, if at all, to purchase up to an additional 75,000,000 convertible Preferred shares as provided in the Share Purchase Agreement dated April 4, 2006 (see f above), the Chairman of the Company’s board will be granted at each closing an additional option to purchase 1% of the incremental number of issued and outstanding Ordinary and Preferred shares (on an as converted basis) following each subsequent closing.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	SHAREHOLDERS’ DEFICIT (Cont.)

During 2006 and 2007, pursuant to the exercise of the additional investment rights by the investor and pursuant to the anti-dilution provision described above, the Chairman of the Company’s board was granted an option for an additional 566,666 Ordinary shares. The exercise price of such additional options shall be equal to the then market price at the time of grant. The options shall vest as follows: 50% of the granted options shall vest over 6 months from their grant date and the remaining 50% shall vest on the first anniversary of their grant date provided that the Chairman of the Company’s board continues to serve as the Chairman of the board. A new vesting period began for each portion of options granted following exercise of the Additional Investment Rights.

In addition, the Chairman of the Company’s Board of Directors is entitled to an option to acquire 1% of the Company’s issued and outstanding Ordinary shares and Preferred shares (on an as-converted basis) as a bonus for 2007. The milestone was fulfilled in April 2007 and the Chairman was granted an option to acquire 1,350,994 Ordinary shares.

The Company granted its director and previous Chief Executive Officer option to purchase 4,750,000 Ordinary Shares, at an exercise price per share of the fair market price on the date of the grant. The options shall vest over a four year period in equal quarterly installments. The options shall be exercisable, in accordance with the terms of the stock options plan.

Stock-based compensation expenses included in the reported net loss totaled $ 128,000 in 2006, $ 131,000 in 2007 and $ 95,000 in 2008, as follows:

	Year ended December 31,
	2006	2007	2008

Research and development	$10,000	$14,000	$17,000
Selling and marketing	13,000	10,000	5,000
General and administrative	105,000	107,000	73,000

Total stock-based
compensation expense	$128,000	$131,000	$95,000

Additional information related to the Company’s stock-based compensation awards is presented below, along with the additional disclosures required by SFAS 123(R).

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	SHAREHOLDERS’ DEFICIT (Cont.)

The following table summarizes the weighted average fair value of options granted for each of the three years in the period ended December 31, 2008 at market price on date of grant:

For the Year Ended:

December 31, 2006:
Weighted average exercise price	$0.07
Weighted average fair value on grant date	$0.06

December 31, 2007:
Weighted average exercise price	$0.07
Weighted average fair value on grant date	$0.07

December 31, 2008:
Weighted average exercise price	$0.06
Weighted average fair value on grant date	$0.06

As of December 31, 2008, 5,025,240 options were vested and 5,633,032 options are expected to vest.

As of December 31, 2008, there was $ 412,000 of total unrecognized compensation cost related to unvested stock options. Unrecognized compensation cost is expected to be recognized over a weighted average period of 3.47 years. Average fair value of shares vested during the year ended December 31, 2008 was $ 0.069.

NOTE 8:	–	RESEARCH AND DEVELOPMENT, NET

	Year ended December 31,
	2006	2007	2008
	U.S. dollars in thousands

Research and development costs, net:

Salaries and social benefits	$936	$1,292	$951
Subcontractors and materials	37	209	2
Other expenses	539	777	470

	1,512	2,278	1,423
Less - participation of Government funds	-	(388)	(192)

	$1,512	$1,890	$1,231

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	–	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2006	2007	2008

Financial expenses :
Interest income	(4)	(54)	(5)
Interest expenses	$164	$342	$317
Foreign currency translation adjustments	50	70	25

	$210	$358	$337

NOTE 10:	–	TAXES ON INCOME

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

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

Under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Israeli law”), results for tax purposes in Israel are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2007, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Beginning January 1, 2008, the Inflationary Adjustments Law was repealed and starting January 1, 2008 the financial results for tax purposes will be measured in nominal amounts.

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

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	–	TAXES ON INCOME (cont.)

If the Company distributes a cash dividend out of retained earnings which were tax exempt due to its approved enterprise status, the Company would have to pay a 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the recipients.

As of December 31, 2008, the Company does not have retained earnings and accordingly, no tax-exempt income. Tax-exempt income attributable to the Approved Enterprise cannot be distributed to shareholders without subjecting the Company to taxes except upon a complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits. The Company’s board of directors does not intend to distribute any amounts of its undistributed tax-exempt income as dividends.

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

In addition, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

As a result of the Amendment, tax-exempt income generated under the provisions of the new law will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income.

Income from sources other than the Approved Enterprise during the benefit period will be subject to tax at the regular corporate tax rate. Israeli companies are subject to income tax at the corporate tax rate of 31% for the 2006 tax year. On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the Approved Enterprise during five tax years. The Company has received final approval in respect to the investment program.

c.	Tax benefits under Israel ‘s Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an “Industrial Company” under the Law for Encouragement of Industry (Taxes), 1969 and is therefore entitled to tax benefits, mainly accelerated depreciation of machinery and equipment and deduction of expenses incurred in connection with a public offering.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	–	TAXES ON INCOME (cont.)

d.	Income (loss) before income tax:

	Year ended December 31,
	2006	2007	2008
	U.S. dollars in thousands

Israel	$334	$(2,044)	$532
United States	(2,132)	(1,592)	(965)

	$(1,798)	$(3,636)	$(433)

e.	Taxes on income are comprised of the following:

	Year ended December 31,
	2006	2007	2008
	U.S. dollars in thousands

Foreign	$-	$115	$-
Domestic	-	216	(77)

	$-	$331	$(77)

f.	Net operating losses:

As of December 31, 2008, the Company’s net operating tax loss carry forwards in Israel amounted to approximately $ 29.3 million. These net operating tax losses may be carried forward indefinitely and offset against future taxable business income.

The Company’s U.S. subsidiary’s tax losses through December 31, 2008 totaled approximately $ 37.2 million. These losses are available to offset future U.S. taxable income of the U.S. subsidiary subject to the limitation under rule 382 of the Internal Revenue Service, see below, and will expire between the years 2012 and 2026.

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

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	–	TAXES ON INCOME (cont.)

g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2007	2008

Operating loss carryforward and deductions	$6,738	$7,325
Reserves and allowances	863	371

Net deferred tax asset before valuation allowance	7,601	7,696
Valuation allowance	(7,601)	(7,696)

Net deferred tax asset	$-	$-

As of December 31, 2008, the Company has provided valuation allowance of $ 7,696 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

h.	Final tax assessments:

The Company has received final tax assessments in Israel and in the US, regarding tax years through the end of 2004.

i.	Reconciliation of the tax expenses to the actual tax expenses:

The main reconciling items of the statutory tax rate of the Company (2006 – 31%, 2007 – 29%,2008 – 27%) to the effective tax rate (0%) are valuation allowances provided for deferred tax assets (in all reported periods) .

j.	Adoption of FIN 48

Effective January 1, 2007, the Company adopted FIN 48, which prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Though the validity of any tax position is a matter of tax law, the body of statutory, regulatory and interpretive guidance on the application of the law is complex and often ambiguous. Because of this, whether a tax position will ultimately be sustained may be uncertain. Prior to January 1, 2007, the impact of an uncertain tax position that did not create a difference between the financial statement basis and the tax basis of an asset or liability was included in the Company’s income tax provision if it was probable the position would be sustained upon audit. The benefit of any uncertain tax position that was temporary was reflected in the Company’s tax provision if it was more likely than not that the position would be sustained upon audit.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	–	TAXES ON INCOME (cont.)

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

The Company adopted the provisions of FIN 48 as of January 1, 2007. The accumulated effects of applying FIN 48 have been recorded as an increase of $ 411,000 of the accumulated deficit and of income tax payable as of January 1, 2007, of which approximately $ 55,000 related to interest and penalties.

A reconciliation of the beginning and ending balances of the total amounts of the unrecognized tax benefits is as follows:

Unrecognized tax benefits

Balance at January 1, 2008	$633,000
Reductions based on tax positions related to the current year	-
Additions for tax positions of prior years	-
Reductions for tax positions of prior years	(77,000)

Balance at December 31, 2008	$556,000

The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

The Company and its subsidiaries file income tax returns in Israel and in the USA. As of December 31, 2008, the Israeli tax returns of the Company are open to examination by the Israeli tax authorities for the tax years of 2005 through 2008.

NOTE 11:	–	RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties consisted of the following:

	December 31
	2007	2008
	U.S. dollars in thousands

Accounts receivable	$4	$-
Accounts payable and accrued expenses	$3	$14

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:	–	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Transactions with related parties consisted of the following:

	Year ended December 31,
	2006	2007	2008
	U.S. dollars in thousands

Sales and marketing	$6	$3	$-
Research and development	26	11	-
General and administrative	33	55	50
Financial expenses, net	136	322	331

Total costs and expenses	$201	$391	$381

NOTE 12:	–	DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE

The Company has adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end-user customer.

The Company’s revenues by its customers ’ geographic locations are as follows:

	Year ended December 31,
	2006	2007	2008
	U.S. dollars in thousands

United States	$3,096	$1,879	$2,038
Europe	714	186	890
Israel	142	704	191
Other	331	351	322

	$4,283	$3,120	$3,441

The Company’s long-lived assets by geographic location are as follows:

	December 31
	2007	2008
	U.S. dollars in thousands

United States	$8	$-
Israel	60	35

Total	$68	$35

NOTE 13:	–	SUBSEQUENT EVENT

In February, 2009, a former employee commenced a proceeding for severance and vacation payments and certain other claims in connection with the period of employment with the Company. The Company denies all claims and any liability made by the former employee. Based on management estimation and the opinion of its legal counsel, no provision was recorded with respect to this claim.

Item 19: Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description

1.1	Memorandum of Association of Registrant (English translation) (filed as Exhibit 3.1 to the Company's Registration Statement on Form F-1, No. 333-41526, and incorporated herein by reference)

1.2	Amended and Restated Form of Articles of Association of Registrant (filed as Appendix B to the Company's Proxy Statement for the Year Ended December 31, 2005, on Form DEF 14A, No. 000-31151 and incorporated herein by reference)

1.3	Form of Ordinary Share Certificate (filed as Exhibit 4.1 to the Company's Registration Statement on Form F-1, No. 333-41526, and incorporated herein by reference)

2.1	Registration Rights Agreement (filed as Appendix E to the Company's Proxy Statement for the year ended December 31, 2005 on Form DEF 14A, No. 000-31151, and incorporated herein by reference)

4.1	Amended and Restated Key Employee Share Incentive Plan (1996) (filed as Exhibit 99.1 to the Company's Registration Statement on Form S-8, No. 333-67086, and incorporated herein by reference)

4.2	Amended and Restated United States Share Incentive Plan (2000) (filed as Exhibit 99.2 to the Company's Registration Statement on Form S-8, No. 333-67086, and incorporated herein by reference)

4.3	Employee Share Purchase Plan (filed as Exhibit 10.1 to the Company’s Form 10-Q for the quarterly period ended September 30, 2002, and incorporated herein by reference)

4.4	Development, Publishing and Distribution Agreement, dated as of February 7, 2003, between Ixia and RadView Software Ltd. (filed as Exhibit 10.1 to the Company’s Report on Form 8-K filed on July 7, 2004 and incorporated herein by reference) **

4.5	Share Purchase Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. and certain other investors, dated as of April 4, 2006 (filed as Exhibit 10.18 to the Company's Form 10-K for the year ended December 31, 2005, and incorporated herein by reference)

4.6	Form of Warrant Issued to Fortissimo Capital Fund GP, L.P. and certain other investors, in connection with the Share Purchase Agreement identified in Exhibit 4.11 above and in connection with the Addendums identified in Exhibits 4.13, 4.14 and 4.15 below (filed as Exhibit 4.12 to the Company’s Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

4.7	Addendum Number One to Share Purchase Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P., dated as of December 24, 2006 (filed as Exhibit 4.13 to the Company’s Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

4.8	Addendum Number Two to Share Purchase Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P., dated as of February 7, 2007 (filed as Exhibit 4.14 to the Company's Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

4.9	Addendum Number Three to Share Purchase Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P., dated as of March 20, 2007 (filed as Exhibit 4.15 to the Company's Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

4.10	Convertible Loan Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. and certain other investors, dated as of April 4, 2006 (filed as Exhibit 10.19 to the Company's Form 10-K for the year ended December 31, 2005, and incorporated herein by reference)

4.11	Form of Indemnification Agreement (filed as Appendix G to the Company's Proxy Statement for the year ended December 31, 2005 on Form DEF 14A, No. 000-31151, and incorporated herein by reference)

4.12	Managements Services Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. (filed as Appendix F to the Company's Proxy Statement for the year ended December 31, 2005 on Form DEF 14A, No. 000-31151, and incorporated herein by reference)

4.13	Form of Subscription Agreement for Private Placements led by Meitav Underwriting Ltd. in March and May 2007 (filed as Exhibit 4.19 to the Company's Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

4.14	Form of Warrant issued in connection with the Subscription Agreement identified in Exhibit 4.19 above (filed as Exhibit 4.20 to the Company’s Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

8.1	Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Company's Form 10-K for the year ended December 31, 2001, and incorporated herein by reference)

11.1	Code of Ethics and Business Conduct (filed as Exhibit 11.1 to the Company’s Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification by Vice President of Finance pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1*	Certification by Chief Executive Officer and Vice President of Finance pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.

23.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

*	Filed herewith

**	A request for confidential treatment was filed for certain portions of the indicated document. Confidential portions have been omitted and filed separately with the Commission as required by Rule 406.

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

Date: June 30, 2009