Form 20-F
period 2009-12-31
RADVIEW SOFTWARE LTD
filed 2010-06-30
CIK 1114999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Amira Paz, 972-3-9157089, Amira@RadView.com, 14 Hamelacha Street, Park Afek, Rosh Ha’ayin 48091 Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:    Ordinary Shares, nominal value NIS 0.01  per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 158,571,330 Ordinary Shares, nominal value NIS 0.01 per share, as of December 31, 2009 and 158,571,330 Ordinary Shares, nominal value NIS 0.01  per share, as of June 30, 2010.

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

B

FORWARD-LOOKING STATEMENTS

In addition to historical information, this annual report on Form 20-F contains forward-looking statements. Some of the statements under “Item 3.D: Risk Factors,” “Item 4: Information on the Company,” “Item 5: Operating and Financial Review and Prospects” and elsewhere in this annual report, constitute forward-looking statements. These statements relate to future events or other future financial performance, and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to certain risks, uncertainties and assumptions about us that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements are based, among other things, on assumptions in connection with:

•	our ability to obtain the necessary working capital to finance our operations;
•	the market demand for our products;
•	our ability to retain key technical and management personnel;
•	our future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of revenues; and
•	the price and market liquidity of our ordinary shares.

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

C

PART  I

Item 1:  Identity of Directors, Senior Management and Advisors

Not required.

Item 2: Offer Statistics and Expected Timetable

Not required.

Item 3: Key Information Regarding the Company

Unless the context otherwise requires, “RadView”, “us”, “we” and “our” refer to RadView Software Ltd. and its subsidiaries.

References to “U.S. dollars,” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels.

3A: Selected Consolidated Financial Data

The selected consolidated financial data set forth below as of December 31, 2008 and 2009 and for each of the years ended December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements, which are included in Item 18 of this Annual Report on Form 20-F.  The selected consolidated financial data as of December 31, 2005 and 2006 and for the years ended December 31, 2005 and 2006 are derived from our audited consolidated financial statements, which are not included in this Annual Report on Form 20-F.  The data should be read in conjunction with and is qualified by reference to our Consolidated Financial Statements and the Notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this Annual Report on Form 20-F.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Software licenses	$3,138	$1,757	$1,225	$1,687	$1,184
Services	2,507	2,526	1,895	1,754	1,245
Total revenues	5,645	4,283	3,120	3,441	2,429

Cost of revenues:
Software licenses	147	80	26	89	60
Services	255	133	66	55	66
Total cost of revenues	402	213	92	144	126

Gross profit	5,243	4,070	3,028	3,297	2,303

Operating expenses:
Sales and marketing	3,287	2,475	2,687	1,057	673
Research and development	2,229	1,512	1,890	1,231	1,015
General and administrative	2,004	1,671	1,729	1,105	951

Total operating expenses	7,520	5,658	6,306	3,393	2,639

Operating loss	(2,277)	(1,588)	(3,278)	(96)	(336)

Financial income (expenses), net	(188)	(210)	(358)	(337)	(1,027)
Income Tax	—	—	331	(77)	62
Net Loss	(2,465)	(1,798)	(3,967)	(356)	(1,425)
Deemed dividend on convertible preferred shares and exercise of additional investment rights during the year	—	(882)	(850)	—	—
Net loss attributable to ordinary shares	$(2,465)	$(2,680)	$(4,817)	$(356)	$(1,425)

Basic and diluted net loss per ordinary share	$(0.12)	$(0.13)	$(0.08)	$(0.01)	$(0.02)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	20,526	20,526	60,488	76,905	76,905

		As of December 31,
	2005	2006	2007	2008	2009

Consolidated Balance Sheet Data:
Cash and cash equivalents	$166	$229	$880	$243	$207
Working capital (deficit)	(2,369)	(1,984)	(1,810)	(2,379)	(2,071)
Total assets	1,591	1,367	2,179	1,181	835
Convertible Loan	-	94	344	593	750
Total shareholders’ equity (deficit)	(2,381)	(2,039)	(2,107)	(2,368)	(3,719)
Additional Paid in Capital	56,981	59,891	64,835	64,930	65,056

3B: Capitalization and Indebtedness

Not applicable.

3C: Reasons for the Offer and Use of Proceeds

Not applicable.

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

Risks Related to Our Business

Substantial litigation regarding intellectual property rights exists in the software industry, which could have a material adverse effect on our business.

We expect that our software products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segments grows and the functionality of products in different industry segments overlaps.

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

The target market for our products is characterized by rapid technological change, frequent new product introductions, changes in customer requirements, evolving industry standards and significant competition.  We expect to introduce new versions and develop enhancements to our existing products. Our future financial performance depends upon our ability to timely identify new market trends and Internet technology and to develop and commercialize software that is compatible with these emerging trends and technologies.  We may not accurately identify trends and technologies or we may experience difficulties that delay or prevent the successful development, introduction or marketing of new or enhanced software products in the future.  In addition, our products may not meet the requirements of the marketplace or of new industry standards, or achieve market acceptance.  If we fail to successfully and timely develop and deploy new products or product enhancements, we may lose market share to our competitors and our revenues may decline.

The commercial web application performance and testing solutions market is intensely competitive, subject to rapid change and significantly affected by new product introductions and other activities of market participants.  Our primary competitors include companies which offer performance-testing software, such as HP Mercury, Borland, IBM Rational, Neotys and Compuware. Some of our competitors have longer operating histories, better brand recognition, a larger installed base of customers and substantially greater financial, technical, marketing and other resources than we do.  As a result, they may be able to respond more quickly to new or changing opportunities, technologies, standards or customer requirements.

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

Our success depends upon the protection of our technology, trade secrets and trademarks.  To protect our rights to our intellectual property, we rely on a combination of trade secret protection, trademark law, confidentiality agreements and other contractual arrangements.  The protective steps we have taken may be inadequate to deter infringement or misappropriation.  We may be unable to detect the unauthorized use of our intellectual property or take appropriate steps to enforce our intellectual property rights.  Policing unauthorized use of our products and technology is difficult. In addition, the laws of some foreign countries in which we currently or may in the future sell our products do not protect our proprietary rights to as great an extent as do the laws of the United States.

With the introduction of the original version of our Open Source Edition in 2007, we exposed portions of our proprietary technology to the public which may have led to unintended access to our confidential proprietary software even though we have modified later versions of this product to remove the proprietary components.  The reach of the open source community, beyond geographic borders, makes difficult the ability to police the proper use and protection of our software. Failure to adequately protect against or to promptly detect unauthorized use of our intellectual property could devalue our proprietary content and impair our ability to compete effectively.  Defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, whether or not the defense is successful.  Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, or duplicate our products or our other intellectual property.  We may have to resort to litigation to enforce our intellectual property rights, to protect our trade secrets or know-how or to determine the scope, validity or enforceability of our intellectual property rights.  Our protective measures may prove inadequate to protect our proprietary rights, and any failure to enforce or protect our rights could cause us to lose a valuable asset.

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

We may not have sufficient insurance to cover all of our potential product liability and warranty claims.

Companies use our products to assure the performance of their web applications. In many cases, web applications serve critical business functions.  The sale and support of our products may entail the risk of product liability or warranty claims based on our products not detecting critical errors or problems with web applications that fail in a “live” environment and cause companies financial loss. In addition, the failure of our products to perform to customer expectations could give rise to warranty claims.  Although we seek to limit our exposure to claims under our license terms and we carry general liability insurance, our insurance may not be adequate to protect us from liability that may be imposed.  If we are subject to any claims, our results of operations may be materially adversely affected. In addition, we may be subject to intellectual property infringement claims that, with or without merit, could be costly to defend or settle.

Risks Related to Our Operations

We have had losses since our inception and might continue to incur losses in the future.

We incurred net losses of $4.8 million in 2007, $0.36 million in 2008 and $1.42 million in 2009.  As of December 31, 2009, we had an accumulated deficit of $69 million.  We expect to incur losses for the foreseeable future and cannot be certain if, or when, we will achieve profitability.  Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

We will need additional capital to finance our operations.

We will need to raise additional capital to finance our operations unless we are able to generate sufficient cash from operations.  To date we have been unable to generate sufficient cash from operations and there is no assurance that we will be able to raise such additional capital.  Cash used in operating activities was $3.5 million in 2007, $0.6 million in 2008 and $0.08 million in 2009.

At the annual shareholders meeting in December 2008, the shareholders approved the terms of a credit facility for up to $4 million that may be advanced by our principal shareholder, Fortissimo Capital Funds GP, LP (“Fortissimo”), upon the Company’s request.  The principal shareholder under the 2008 credit facility has agreed in advance to comply with a request made by the Company for up to $0.5 million within the next twelve months.  Any request for future cash withdrawals from this facility, except for the aforementioned $0.5 million, will be subject to the discretion of Fortissimo.  The Company has not made a request under the credit facility to date.  The Company has not entered into an agreement in respect of the credit facility and an agreement will be executed if and when a withdrawal is to take place.

In December 2009, the Company’s shareholders approved an amendment to the discretionary convertible credit facility that: (i) increased the amount of the convertible loans from $4 million to $6 million; (ii) revised the conversion price; (iii) allowed for potential co-lenders and (iv) limited the arrangement availability to mid 2011. For additional information on the credit facility, see "Section 5B. Liquidity and Capital Resources".

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

Our business depends on the overall demand for our products and services and on the economic health of our current and potential customers.  As widely reported, financial markets throughout the world have been experiencing extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others, failure and potential failures of major financial institutions and unprecedented government support of financial institutions.  These developments and the related general economic downturn may adversely affect our business.  In particular, the slowdown may adversely affect the budgeting and purchasing behavior of our customers, which could adversely affect our product sales. The current tightening of credit in financial markets and the general economic downturn may adversely affect the ability of our customers, suppliers and channel partners (e.g., testing service providers and resellers) to obtain financing for significant purchases and operations and to perform their contractual obligations with us. As a result, we could encounter, among other adverse effects, a decrease in or cancellation of orders for our products and services, and an increase in additional reserves for uncollectible accounts receivable being required.

We are unable to predict the duration and severity of the current economic downturn and disruption in financial markets or their effects on our business, but the consequences may be materially adverse and more severe than previous economic slowdowns.  To the extent that general economic conditions continue to worsen and information technology spending declines, the demand for our products and services, and therefore our future revenues, could be materially and adversely affected.

We may incur significant costs in order to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to evaluate the effectiveness of our internal control over financial reporting on an annual basis and furnish a report with management's assessment. Our management is also required to report on the effectiveness of our disclosure controls and procedures. We believe that significant time, effort and expense, including time of senior management will continue to be required to design, maintain and evaluate the internal control system over financial reporting under these rules. For these reasons, the costs involved in achieving Section 404 compliance could have a material adverse effect on our business, results of operations and prospects.

Risks Relating To Our Financing Transaction

There has been and will continue to be substantial dilution to our existing shareholders as a result of a series of financings we have entered into since 2006.

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

The three additional investments by one of the investors as described above were made pursuant to three addendums to the purchase agreement for the 2006 financing, each of which granted to the investor a new option to purchase preferred shares and warrants to purchase preferred shares equal to the amount acquired under the additional investments.  The new options have expired. See "Item 4B: Business Overview - Recent Financings" and "Item 7B: Related Party Transactions" for further discussion of the new options.

In addition, in connection with the Meitav private placements by certain institutional investors in March 2007 and May 2007, the Company issued to those investors a total 56,378,980 ordinary shares and warrants to purchase up to an additional 39,465,286 ordinary shares.  The Company has issued to its advisor in the private placements warrants to purchase 2,818,949 ordinary shares.

In addition, under the 2008 credit facility (as amended in 2009) that may be provided by a principal shareholder, any loans taken by the Company will be convertible into ordinary shares at any time prior to repayment, at a conversion price per ordinary share, as follows: (a) the first $1 million of loan(s) shall be convertible into the Company’s ordinary shares at  the lower of: (x) $0.03 and (y) the average closing market price of the Company’s ordinary shares on the OTCBB during the 60 day period ending one day prior to the date of conversion of the applicable loan; but no less than $0.01 and (b) any loan amounts exceeding the first $1 million shall be convertible into the Company’s ordinary shares at a conversion price of $0.02 per ordinary share.  Also, the Company undertook to grant warrants to acquire ordinary shares in a U.S. dollar amount equal to 50% of the principal amount of each loan.  If the Company draws the maximum amount of the credit facility, the shareholder will be entitled to 400,000,000 ordinary shares upon conversion of the loans and will receive warrants to purchase up to 200,000,000 ordinary shares.  See "Item 4B: Business Overview - Recent Financings" and "Item 7B: Related Party Transactions" for further discussion of the 2008 credit facility.

Fortissimo and other investors in the 2006 financing have control over most matters submitted to a vote of the shareholders, thereby limiting the power of other shareholders to influence corporate action.

As of May 31, 2010, Fortissimo Capital Fund GP, LP, or Fortissimo, owned 47.6% of our outstanding ordinary shares and, together with certain other investors in the 2006 financing with which Fortissimo shares voting rights, owned 53.9% of our outstanding ordinary shares (including the ordinary shares issuable upon conversion of the preferred shares held by them) and together with those other investors, owned 69.3% of our shares, including shares issuable on exercise of warrants and additional investment rights and conversion of debt (but excluding shares issuable under the 2008 credit facility, no portion of which has been drawn).   See "Item 7A: Major Shareholders".  Fortissimo and these investors are parties to a voting agreement to vote their shares with Fortissimo, as a result of which, Fortissimo has the power to substantially influence the outcome of most matters submitted to a vote of shareholders, including the election of members of our board and the approval of significant corporate transactions.  This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of RadView.  In addition, Fortissimo is also entitled to nominate a majority of the members of our board of directors to be designated as preferred directors.  These preferred directors have been granted approval authority over significant corporate actions and transactions.

As a result, Fortissimo has substantial control over both the voting shares and our board of directors, which may significantly limit the power of all other shareholders to influence corporate actions.

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

We incur costs and expenses arising directly from the financing such as interest expense and amortization of deferred financing charges and warrants.  In addition, we are required to pay to Fortissimo a management fee in a minimum amount of $50,000 per year, plus an additional amount up to $70,000 per year, such additional amount payable from our annual profits, if any. These additional expenses may materially adversely affect our results of operations if we are not able to increase our revenues and/or decrease our other expenses.

Risks Relating to Our Share Capital

Our ordinary shares are listed on the Over-the-Counter Bulletin Board, or OTCBB.

Our shares are quoted on the OTCBB.  Until September 2004, our shares were traded on the Nasdaq SmallCap Market.  As a result of being traded on the OTCBB, our shareholders and we have experienced and may in the future  experience negative consequences, including:

•	a less liquid trading market for our ordinary shares (e.g., it may be more difficult to dispose of or to obtain accurate quotations as to the market value of our ordinary shares);
•	loss of investor confidence that could result in the decline in the trading price or volume of our ordinary shares;
•	decrease of our reputation with prospects, customers, employees and vendors, any of which may have a material adverse affect on our business; and
•	reduced access to capital markets in the event we need to raise additional capital.

Our ordinary shares are subject to the “Penny Stock” rules of the SEC. This makes transactions in your ordinary shares cumbersome and may reduce the value of your shares.

The SEC has adopted Rule 3a51-1 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 requires:

—	that a broker or dealer approve a person's account for transactions in penny stocks; and

—	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

—	obtain financial information and investment experience objectives of the person; and

—
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

—	sets forth the basis on which the broker or dealer made the suitability determination; and

—	that the broker or dealer received a signed, written statement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our ordinary shares and cause a decline in its market value.

The 2006 financing, the  Meitav investments and the 2008 credit facility may have an adverse effect on the market price of our ordinary shares.

In connection with the 2006 financing and the Meitav investments, we have issued a substantial number of ordinary shares, convertible preferred shares and warrants to purchase ordinary shares or preferred shares, as well as convertible debt that is convertible into preferred shares.  In connection with the 2008 credit facility, we may issue additional warrants to purchase our ordinary shares.  Our ordinary shares may be issued as a result of the conversion of our convertible preferred stock or convertible debt or the exercise of warrants. Under the terms of the 2006 financing, the Meitav investments, and the warrants issuable under the 2008 credit facility, the ordinary shares underlying the securities issued in those transactions and certain other securities outstanding prior to those transactions may be registered for resale to the public or may become freely tradeable under Rule 144.

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

Our share price has fluctuated and may continue to fluctuate significantly.  Fluctuations in our share price can occur for reasons that may be unrelated to operating results, including stock market-wide downturns and events in the technology industry or in Israel.  These fluctuations may adversely affect the market price of our ordinary shares.

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

Our principal offices and many of our subcontractors and suppliers are located in Israel.  Accordingly, political, economic and military conditions in Israel affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians.  In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. In addition, the future of the "peace process" with the Palestinians is uncertain and has deteriorated due to Palestinian violence, with the threat of a large-scale attack by Palestinians on Israeli civilians and key infrastructure remaining a constant concern. The past few years of renewed terrorist attacks by the Palestinians has severely affected the Israeli economy in many ways. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip and a further escalation in violence has occurred during the first few months of 2008. In July 2006, Israel became involved in a major military conflict with the Hezbollah organization in Lebanon, which subjected the north of Israel to missile attacks. In December 2008, Israel was involved in a military conflict with Hamas, which subjected the South of Israel to missile attacks. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial condition and results of operations. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We could be adversely affected by adverse developments in the "peace process" or by restrictive laws or policies directed towards Israel or Israeli businesses.

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

Because substantially all of our revenues are generated in U.S. dollars, while a portion of our expenses is incurred in NIS, inflation in Israel could harm our results of operations.

A substantial portion of our revenues are generated in U.S. dollars, while a portion of our expenses, primarily salaries and related expenses incurred in our Israeli facility, is in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS.  Our Israeli-based employees’ salaries are influenced by inflation in Israel.  As a result, any increase in the rate of inflation in Israel may have a negative impact on our U.S. dollar-measured operating results unless the inflation in Israel is offset by a devaluation of the NIS in relation to the U.S. dollar. In 2005, the rate of inflation in Israel was increased by 2.4% and the value of the U.S. dollar increased in relation to the NIS by 6.8%. In 2006, the rate of inflation in Israel decreased by 0.1% and the value of the U.S. dollar decreased in relation to the NIS by 8.2%. In 2007, the rate of inflation in Israel decreased by 3.4% and the value of the U.S. dollar decreased in relation to the NIS by 8.97%. In 2008, the rate of inflation in Israel increased by 3.8% and the value of the U.S. dollar decreased in relation to the NIS by 1.1%. In 2009, the rate of inflation in Israel raised by 3.9% and the value of the U.S. dollar declined in relation to the NIS by 0.7%.  If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected.  We cannot predict any future trends in the rate of inflation in Israel or trends in the rate of exchange between the NIS and the U.S. dollar.  If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be materially adversely affected. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will enter into such transactions in the future or that such measures will adequately protect adverse impact of inflation in Israel.

Israeli regulations may impact our ability to engage in research and development and export of our products in accordance with our current practices.

Israeli law requires us to obtain a government license to engage in research and development of, and export of, the encryption technology incorporated in our products.  We currently have government licenses to engage in production of our encryption technology in our products in their 40-bit and 128-bit versions.  Our research and development activities in Israel would need to be modified to transfer this activity to our U.S. development organization, and our current practice of exporting our products from Israel to the U.S., with embedded encryption technology, would need to be changed if:

•	the Israeli government revokes our current licenses;
•	our licenses fail to cover the scope of the technology in our products; or
•	Israeli laws regarding research and development export or use in general of encryption technologies were to change.

We currently benefit from government programs that may be discontinued or reduced.

We were approved for research and development grants for 2007 of up to approximately $460,000 and for 2008 of up to approximately $200,000 under Government of Israel programs. Of these grants we have received, as of May 31, 2010, $409,500 in respect of  2007 and approximately $180,000 in respect of 2008. In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in property and equipment.  Some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel.  If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs.

The Government of Israel has reduced the benefits available under these programs at various times over past years and has amended the specified conditions that must be met in order to achieve or maintain eligibility.  You can see more information regarding recent changes in Item 10E below and in Note 10(b) to the Notes to Consolidated Financial Statements.  We cannot guarantee that these programs continue in the future at their current levels or at all.  If the Government of Israel reduces or ends these benefits, our business, financial condition and results of operations could be materially adversely affected.

It may be difficult to enforce a U.S. judgment against us or against certain of our directors, or to assert U.S. securities laws claims in Israel or serve process on these persons.

We are incorporated under the laws of the state of Israel.  The chairman of the board of directors and all other directors and officers are nonresidents of the United States and the majority of our assets are located outside the United States.  Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons or to effect service of process upon these persons in the United States.  It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

—	the judgment is enforceable in the state in which it was given;
—	adequate service of process has been effected and the defendant has had a reasonable opportunity to present its arguments and evidence;
—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;
—	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and
—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court.

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

Item 4: Information on the Company

4A: History and Development of the Company

We were incorporated in Israel in 1991 as a private company pursuant to the Israeli Companies Ordinance, 1983 under the name RadView Software Ltd. and conducted all our operations in Israel from 1993 until April 2000, when we relocated our corporate offices to the United States. We relocated our headquarters back to Israel in 2006.  We maintain our research and development operations in Israel.  In August 2000, we completed the initial public offering of our ordinary shares, raising $35.3 million after offering costs.

Our corporate headquarters and research and development facilities are located at 14 Hamelacha St., Park Afek, Rosh Ha’Ain, 48091, telephone +972-03-915-7060 and our website address is www.radview.com. Our U.S. sales office is located at 991 Highway 22 West, Bridgewater, New Jersey, 08807.

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

To date, we have licensed our software to approximately 2,000 organizations from all major industries including  Best Western, Georgia Tech, Morningstar, Symantec, Monsanto, GoDaddy, eSure and Barclay Card.

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

Recent Financings

In August 2006, we closed a financing led by Fortissimo Capital Fund GP LP, or Fortissimo, and a group of co-investors that included one of our directors and two existing shareholders, for an initial investment of $1.5 million consisting of $750,000 for the purchase of 25,000,000 convertible preferred shares, at a purchase price of $0.03 per share, and $750,000 as a convertible loan. The investors also had the right to purchase up to an additional 75 million preferred shares at a price of $0.03 per share, for up to a total of $2.25 million, within 18 months after the closing of the initial investment. The additional investment rights were exercised in part, as described below, and the remainder of these rights has expired.

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

The convertible loan under the August 2006 financing was due to be repaid on August 18, 2009.  The investors had agreed to extend the loan payment date initially to June 30, 2010 and during the extension period, the loan may be non-convertible and without interest. In December 2009, the Company's shareholders approved, and in June 2010 the Company and the investors entered into, an amendment to the Convertible Loan Agreement pursuant to which the repayment date of the Convertible Loan principal and interest was extended to August 31, 2011. Until repayment, the Convertible Loan shall continue to bear interest at 8% per annum, including retroactively during the initial extension period and shall be convertible at the election of the investors, into Preferred A Shares, at $0.03 per Preferred A Share (subject to standard adjustments).

In order to secure required financing in the last quarter of 2006 and the first quarter of 2007, the Company requested Fortissimo to accelerate the exercise of its right under the financing to make additional investments.  The Company and Fortissimo entered into a series of addendums to the share purchase agreement of April 2006 for Fortissimo’s additional investment and purchase as follows: the purchase on December 24, 2006 of 23,333,334 preferred shares and 17,500,000 Preferred Warrants for an investment of $0.7 million (the “First Addendum”), the purchase on February 7, 2007 of 16,666,667 preferred shares and 12,500,000 Preferred Warrants for an investment of $500,000 (the “Second Addendum”), and the purchase on March 20, 2007 of 16,666,667 preferred shares and 12,500,000 Preferred Warrants for an investment of $500,000 (the “Third Addendum”).

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

In March and May 2007, we closed two private placements for our ordinary shares led by Meitav Underwriting Ltd., or Meitav, and several institutional investors, totaling approximately $3.4 million for the purchase of 56,378,980 ordinary shares at a price per share of $0.06 and warrants to purchase 39,465,286 ordinary shares at a price per share of $0.06. The maximum number of ordinary shares potentially owned by these investors as a result of the private placements is 95,844,266 ordinary shares, assuming the exercise of all available warrants.

In December 2008, the Board and shareholders approved the terms of a convertible credit facility that may be provided to us by Fortissimo, our principal shareholder (the “2008 Credit Facility”).  Except for an amount of $0.5 million, which Fortissimo has agreed to fund upon a request by the Company, any future cash withdrawals from this facility, are subject to the discretion of Fortissimo.  The Credit Facility was for an amount up to $4 million, in one or more loans, to be determined by Fortissimo at its sole discretion upon our request (each the “Loan”).  Each Loan shall have a 3 year term, which may be extended for 2 additional one year terms by agreement of Fortissimo and us.  The Loans shall bear interest at 8%, compounded annually, payable together with the repayment of the principal of the respective Loan.  A Loan (or any part thereof) may be repaid at any time prior to its due date, at our discretion.  Each Loan is convertible into Ordinary Shares, at the option of Fortissimo, at any time prior to repayment, at a conversion price per ordinary share equal to $0.01, the trading price at the time the 2008 Credit Facility was approved (the “Conversion Price”).  As security for the repayment of the Loans, we shall grant Fortissimo (i) a fixed charge on our intellectual property, and (ii) a floating charge on our tangible and intangible assets, junior to all of our outstanding charges at the time of the Loan.  We have also agreed that upon each draw down of a Loan, Fortissimo will be issued a warrant to acquire ordinary shares in a U.S. dollar amount equal to 50% of the principal amount of the Loan at a purchase price per share equal to the Conversion Price.  Fortissimo has agreed to in advance to comply with a request by the Company under this 2008 Credit Facility up to $0.5 million within the next twelve months.

In December 2009, the Company’s shareholders approved an amendment to the discretionary convertible credit facility that: (i) increased the amount of the convertible loans from $4 million to $6 million; (ii) revised the conversion price; (iii) allowed for potential co-lenders and (iv) limited the arrangement availability to mid 2011. The remaining terms of the convertible credit facility (term, interest rate, securities and warrants) remained unchanged.

The terms of the Credit Facility following the amendment are as follows: Up to $6 million, in one or more loans, to be determined by Fortissimo at its sole discretion the Company’s upon request.  The potential funding may be extended by Fortissimo and possibly certain co-lenders (that may include existing shareholders).  The potential funding may be extended during a period of 18 months commencing from the shareholders approval.

The conversion price of the convertible loan(s) extended under the amended credit facility shall be as follows: (a) the first $1 million of loan(s) shall be convertible into the Company’s ordinary shares at  the lower of: (x) $0.03 and (y) the average closing market price of the Company’s ordinary shares on the OTCBB during the 60 day period ending one day prior to the date of conversion of the applicable loan; but no less than $0.01 and (b) any loan amounts exceeding the first $1 million shall be convertible into the Company’s ordinary shares at a conversion price of $0.02 per ordinary share.  The Company has not entered into an agreement in respect of the credit facility and an agreement will be executed if and when a withdrawal is to take place

For additional information on the credit facility, see "Section 5B. Liquidity and Capital Resources".

2009 Product Highlights

In October 2009, we introduced the launch of WebLOAD Professional version 8.4, which includes a new correlation engine, improved support for the WebLOAD IDE, and enhanced productivity.

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

Characteristics of Web Applications

Web applications have become the standard for new application software.  We believe that web applications will eventually displace legacy client/server systems.  Web applications have the following characteristics that present significant challenges to their successful development, deployment and ongoing operation:

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

See "Sales and Marketing" for a discussion of our marketing channels and sales methods.

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

Competition

Commercial competition

The web application performance and testing solutions market is intensely competitive, subject to rapid change and significantly affected by new product introductions and other activities of market participants.  Our primary competitors include companies who offer application-testing software, such as HP Mercury, Compuware, and Borland. We also compete against companies that provide a broader spectrum of development tools that include application-testing functionality, such as IBM Rational.  In addition, we compete with companies like Neotys whose main offering is application performance management software.

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

Proprietary Rights

Our success and ability to compete depend upon our proprietary technology.  In addition, we rely on copyright, trade secret and trademark law to protect our proprietary information.  We also typically enter into an agreement with each of our employees, consultants and customers to control their access to and distribution of our software, documentation and other proprietary information.  Nevertheless, a third party could copy or otherwise obtain our software or other proprietary information without our authorization, or could develop software competitive to ours.  We face additional exposure to this risk in connection with the earlier version of our Open Source Edition, available prior to February 2009, when that edition contained some of our proprietary features.  Although those proprietary features are no longer available, by its nature the source code of at least a portion of our technology was freely available to a community of developers. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology or duplicate our products or our other intellectual property.

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

Increase Revenues and Control Costs to Achieve Profitability

Our net loss was $4.8 million in 2007, $0.36 million in 2008 and $1.42 million in 2009. The decrease in net loss in 2008 resulted primarily from an increase in revenues and a decrease in our operating expenses due to costs reductions and reductions in personnel. The increase in net loss in 2009 resulted primarily from decrease in revenues and an adoption of ASC 815-40 (formerly issued as EITF 07-5), “Derivatives and Hedging - Contracts in Entity's Own Equity” to the US GAAP which instructs companies to classify freestanding instruments (e.g. warrants) and embedded conversion features, that are not considered fixed-for-fixed (adjustment to the exercise price or to the conversion ratio), as liabilities with changes in fair value recognized at each reporting period at the statement of operations. The company adopted the amendment starting January 2009. See also Note 2r and Note 7 to the consolidated financial statements. We have lowered our operating costs in each of the past five years to more closely align costs with our expected revenues.  We expect a decrease in 2010 in our research and development expenses as well as sales and marketing costs and our general and administration costs. We are focused on increasing our revenues while continuing to control costs in order to further reduce our net loss with the objective to ultimately achieve profitability and positive cash flow in the future.

Maintain and Extend Product Leadership

In 2006, we introduced WebLOAD IDE, a new tool for recording, authoring and debugging test scripts, replacing the AAT and Browser Playback tools, which were part of the WebLOAD product line.  In December 2007, we announced the launch of WebLOAD 8.2, which, among other things, introduced improvements to the stability and performance of the WebLOAD IDE, and included support for testing the Adobe Flex rich application environment and for testing multimedia streaming.

In 2008, we introduced WebLOAD Professional 8.3, with new analysis and reporting tools, improved support for Adobe Flex rich internet applications and enhancements to the usability and functionality of the WebLOAD IDE and in 2009, we announced the launch of WebLOAD Professional version 8.4, which includes a new correlation engine, improved support for the WebLOAD IDE and enhanced productivity.

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

Leverage Our Installed Customer Base

To date, we have licensed our software to over 2,000 companies worldwide of which approximately 150 have renewed their software-support agreement with us.  A portion of our product orders are received from existing customers and distribution channels.  These orders are typically the result of support and maintenance renewals and upgrades or expansions to their previously purchased licenses.  For example, upon payment of additional license fees, an existing customer of our load-testing product may increase either or both the maximum number of allowable simulated users that can be generated from within the product and the number of end-users allowed to operate the product.

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

•
WebRM: an enterprise software management tool for WebLOAD that promotes efficient use of resources, facilitates collaboration and enables increased productivity by allowing developers, quality assurance, or QA, and information technology staff to share the same testing resources throughout the application development life cycle.

As part of our focus on performance testing, we discontinued sales of WebLOAD Analyzer and discontinued development and sales of the WebFT and TestView Suite products. We have not supported the existing customers for any of these products beyond April 2008. This phase-out of support and maintenance has not had a material impact on our customer base.

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

WebLOAD Professional supports all modern web development technologies, such as Web 2.0, Ajax, Web Services, SOA, etc. During 2007 and 2008 we completed the development of add-ons to support Adobe Flex, RTSP/RTP and other multimedia protocols which were released and are available for purchase separately from WebLOAD Professional, and added to it in order to increase its functionality.

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

Customers

To date, we have licensed our software to approximately 2,000 customers worldwide, of which approximately 150 have renewed their software-support agreement with us.  Our customers include companies across a broad range of industries, including financial services, technology, retail, manufacturing, government, telecommunication, health care and education.

Our customers are located primarily in the United States, Canada, Europe, Asia Pacific, and Israel.  Revenues derived from customers in the United States as a percent of total revenues were, 57% in 2007, 59% in 2008 and 65% in 2009.  We expect to continue to derive the majority of our revenues from customers in the United States.

Sales and Marketing

Sales.  We sell our products through a direct sales force and through channel partners.  Our direct sales force consists of sales personnel and sales engineers located at our corporate headquarters in Israel, as well as an office in the United States.  Our channel partners consist of testing services providers, web system integrators, independent software vendors and international distributors in Europe, Israel and Asia.  Revenues from our indirect distribution channels as a percentage of total revenues were 14% in 2007, 28% in 2008 and 18% in 2009.  In the future, we expect to expand our network of indirect channel partners to increase revenues from sales through them.

Marketing.  We engage in a variety of corporate and product marketing activities and provide product information through our website: www.radview.com.  We offer free trials of our WebLOAD Professional that can be downloaded from our website.  Our marketing programs are aimed at informing customers and prospects of the benefits of our software, increasing the market awareness of our products and generating demand for our products.  Our marketing activities include public relations initiatives, focused lead generation activities, participation in trade shows and conferences, web seminars, and cultivating relationships with key technology analysts.

Customer Support

We offer a range of support and maintenance and training services to our customers.  We believe that providing a high level of customer service and technical support is necessary to achieve rapid product implementation, which in turn, is essential to customer satisfaction, continued license sales and revenue growth.  We provide telephone and e-mail technical support from Dallas, Texas and from our development center in Israel. Support and maintenance agreements are generally purchased for 12-month terms.  We track support requests through a series of customer databases, including current status reports and historical customer interaction logs.  We use customer feedback as a source of ideas for product improvements and enhancements.  We also, to a lesser extent, provide training (introductory and advanced) and consulting to assist our customers in the development and deployment of web-based applications using our products.

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

Members of our research and development group have extensive experience working with web technologies and software testing solutions.  We believe that our future performance will depend in large part on our ability to enhance our current product line, develop new products and provide innovative solutions for verifying the performance and scalability of web applications.  Our research and development expenses were $1.9 million in 2007, $1.2 million in 2008 and $1 million in 2009.  We received approval for a grant in the amount of up to approximately $460,000 in 2007 and up to $200,000 in 2008 from the Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor for participation in our research and development programs. Of these grants  we have received, as of May 31, 2010, $409,500 in respect of  2007 and approximately $180,000 in respect of 2008. We expect a decrease in 2010 in our research and development expenses.

Product Technology and Architecture

Our technologies are built on an open, portable architecture based on industry standard technologies.  Our products may be deployed on Windows NT, Windows 2000, Windows XP, Windows 2003, Sun Solaris and Linux operating systems.  Our products incorporate the Internet standard scripting language, JavaScript, enabling our customers to easily develop, deploy and manipulate the scripts required to assess the performance of their web applications.  We have also extended JavaScript to enable integration of Java, ActiveX and XML and work with other standard web technologies, such as SSL encryption schemes. Integration with these standard technologies helps ensure that our products are available for use regardless of the customer’s operating environment.

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

See "Item 10D. Exchange Controls".

4C. Organizational Structure

In Israel — RadView Software Ltd., an Israeli company, is our corporate headquarters and principal operational center for research and development and for international sales.

In the United States — RadView Software Inc., a New Jersey corporation with offices in New Jersey, is our wholly-owned subsidiary and a site of our sales and support center. In addition, we have three inactive wholly-owned subsidiaries in Europe: RadView Software (UK), RadView GmbH in Germany and RadView AB in Sweden.

4D. Property, Plants and Equipment

We do not own any real property.  We lease approximately 3,446 square feet of office space in Rosh Ha’ayin, Israel for our corporate headquarters, research and development and international sales operations under a lease and which will expire in December 2010.  In addition, we rent an office suite in Bridgewater, New-Jersey under a lease which is renewed on a quarterly basis. We believe that the properties leased by us are adequate for all of our present and near-term needs.

Item 4A:  Unresolved Staff Comments

Not applicable.

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

We have incurred net losses since our inception.  Our net loss attributed to ordinary shares was $4.8 million in 2007, $0.36 million in 2008 and $1.42 million in 2009.  Our net loss in 2007 resulted primarily from the decrease of revenues and the launch of the Open Source project and a recording of a $0.85 million deemed dividend attributable to the preferred shares purchased in the 2006 financing and related additional investments. The decrease in our net loss in 2008 resulted primarily from the increase in revenues and decrease in operational costs. The increase  in our net loss in 2009 resulted primarily from a decrease in revenues and due to the adoption of an amendment  to ASC 815-40 (formerly issued as EITF 07-5), “Derivatives and Hedging - Contracts in Entity's Own Equity”, which instructs companies to classify freestanding instruments (e.g., warrants) and embedded conversion features, that are not considered fixed-for-fixed (adjustment to the exercise price or to the conversion ratio)  as liabilities with changes in fair value recognized at each reporting period at the statement of operations. The Company adopted the amendment starting January 2009. See also Note 2r and Note 7 to the consolidated financial statements. If we are to achieve future profitability, we must continue to increase our revenues while maintaining lower operating expenses.

Cash used in operating activities was $3.5 million in 2007, $0.6 million in 2008 and $0.08 million in 2009, attributable primarily to our net losses, partially offset by noncash charges such as depreciation expense, stock-based compensation, amortization on debt discount along with changes in current assets and liabilities and valuation of derivatives. We expect that operating expenses will constitute a material use of our cash resources.

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

In December 2008, the Board and shareholders approved the terms of a credit facility for up to $4 million that may be advanced upon the Company’s request.  Except for an amount of $0.5 million, which Fortissimo has agreed to fund upon a request by the Company, any future cash withdrawals from this facility, are subject to the discretion of Fortissimo.

In December 2009, the Company’s shareholders approved an amendment to the discretionary convertible credit facility that: (i) increased the amount of the convertible loans from $4 million to $6 million; (ii) revised the conversion price; (iii) allowed for potential co-lenders and (iv) limited the arrangement availability to mid 2011. The remaining terms of the convertible credit facility (term, interest rate, securities and warrants) remained unchanged.

Our cash balance was $207,000 as of December 31, 2009. We believe that our existing cash and cash equivalents, that include the proceeds available from the additional investments by Fortissimo in 2007 and the Meitav-led investments, as well as the availability of the $0.5 million in respect of the 2008 credit facility, will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next twelve months.

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

Revenue recognition

We generally derive our revenues from two primary sources:

•	Software products; and
•	Software maintenance, support and training.

The Company recognizes revenue in accordance with Statement of Position ASC 985-605 "Software Revenue Recognition" ("ASC 985-605"), as amended. Pursuant to ASC 985-605, revenues from software product licenses are recognized upon delivery of the software provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable and no further obligations exist. Revenues under multiple-element arrangements, which may include software licenses, support and training, are allocated to each element based on their respective fair values based on vendor-specific objective evidence (in 2009, revenues derived from training were immaterial). This objective evidence represents the price of products and services when sold separately. When vendor-specific objective evidence of fair value exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method for recognition of revenues, when all other revenue recognition criteria are met.

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

Revenue is recognized for software licenses sold to resellers or distributors at the time of delivery, provided that all revenue recognition criteria set forth in ASC 985-605 are fulfilled.

Amounts collected or billed prior to satisfying the above revenue recognition criteria were recorded as deferred revenue. Deferred revenue primarily represents deferred maintenance revenue.

Our software updates and maintenance provides customers with rights to unspecified software product upgrades released during the term of the agreement. Our support services grant our customers telephone access to technical support personnel during the term of the service. We recognize revenues from software updates, maintenance and services ratably over the term of the agreement.

Legal contingencies

We are not involved in any legal proceedings that are material to our business or financial condition.  A former employee commenced a proceeding in April 2010 seeking a total of approximately NIS134,452 for severance and vacation payments and certain other claims in connection with the period of employment with the Company.

Allowance for doubtful accounts

An allowance for doubtful accounts is determined with respect to those specific amounts that our management has determined to be doubtful accounts. We perform ongoing credit evaluations of our customers. Any changes in our assumptions relating to the collectability of our accounts receivable, may affect our financial position and results of operations.

Income taxes

The Company account for income taxes in accordance with ASC 740-10, "Income Taxes" ("ASC 740") and FASB Interpretation, or FIN, No. 48, "Accounting for Uncertainty in Income Taxes" - An Interpretation of ASC 740, or FIN 48. ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance to reduce deferred tax assets to their estimated realizable value. ASC 740 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with ASC 740.

The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws.

Accounting for uncertainty in income taxes requires that tax benefits recognized in the financial statements must be at least more likely than not of being sustained based on the technical merits of the position. The amount of benefits recognized for these positions is measured as the largest benefit more likely than not to be sustained. Significant judgment is required in making these determinations.

Equity-based compensation expense

The Company accounts for stock-based compensation in accordance with ASC 718 “Compensation- Stock compensation”. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

ASC 718 requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows.

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.

The computation of expected volatility is based on realized historical stock price volatility of the Company. The interest rate for period within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The options expected life represent the period the Company's stock options expected to be outstanding and was determined based on the Simplified Method permitted by SAB 107 and extended by SAB 110 by the average of the vesting period and the contractual term. The Company currently using the simplified method as there no adequate historical experience available to provide other reasonable estimate. The Company adopted SAB 110 effective January 1, 2008.

The fair value for options granted in 2007, 2008 and 2009 is estimated at the date of grant using a Black-Scholes-Merton options pricing model with the following weighted average assumptions:

	Year ended December 31,
	2007	2008	2009

Expected life of option	4.02 years	3.61 years	4.13 years
Dividend yield	0%	0%	0%
Expected volatility	109%	109%	269%
Risk-free interest rate	4.74%	4.74%	1.52%

Share based payments are expensed on a straight-line basis.

Effective January 2009, we adopted the amendment to ASC 815-40 (formerly issued as EITF 07-5), “Derivatives and Hedging - Contracts in Entity's Own Equity”. The objective of ASC 815-40 is to provide guidance for determining whether an equity-linked financial instrument is indexed to an entity’s own stock. The adoption of ASC 815-40 affected our accounting for certain previously issued warrants and the conversion feature of our convertible loan, both of which contain anti-dilution adjustment provisions. As a result of ASC 815-40, effective January 1, 2009, some of our warrants were reclassified from shareholders' equity to liability and subsequently marked to market at each reporting date. In addition, the conversion feature, embedded in the convertible loan was bifurcated and accounted as a derivative under ASC 815, meaning, marked to market at each reporting date.

The Company applies the framework of ASC 820, “Fair Value Measurements and Disclosures” (formerly FAS 157) in measuring the fair value of such warrants and embedded conversion feature.

The derivative liabilities were valued using a lattice valuation technique (Monte Carlo Simulation) with the following assumptions:

(1)	Expected Deemed Liquidation Date - end of 2012.
(2)	Risk Free Interest Rate - based on yields of the US Government Treasury Bonds with different periods to maturity (according to different projection periods).
(3)	Expected Volatility - since the Company has different classes of shares and its preferred shares are not publicly traded, the Company used the volatility of comparable publicly traded companies.
(4)	Expected life - the expected life of the conversion feature of the loan was based on the term of the loan and the expected life of the warrants was determined by the expiration date of the warrants.
(5)	Expected dividend yield - was based on the fact that the Company has not paid dividends to common shareholders in the past and does not expect to pay dividends to common shareholders in the future.
(6)
Anti-dilution Adjustment - the anti-dilution protection of the holders of preferred shares ceased to be effective as of March 2009. Based on the Management's estimation, during the first quarter of 2009 the Company did not expected any issuance of the Additional Securities. Therefore the model assume that no anti-dilution adjustments would take place.

Any future change in our share price may lead to recognition of financial income or expense which could materially affect our financial position and result of operation.

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

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”. Changes in currency exchange rates between the Company’s functional currency and the currency in which a transaction is denominated are included in the Company’s results of operations as financial income (expense) in the period in which the currency exchange rates change.

All exchange gains and losses from the above-mentioned re-measurement are reflected in the statements of operations and were not material for all periods presented. The representative rate of exchange was $1.00 to NIS 3.846 on December 31, 2007, $1.00 to NIS 3.802 on December 31, 2008 and $1.00 to NIS 3.775 on December 31, 2009.

5A: Results of Operations

The following table sets forth the consolidated statement of operations data as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2007	2008	2009
Revenues:
Software licenses	39.3%	49.0%	49.0%
Services	60.7%	51.0%	51.0%
Total revenues	100.0%	100.0%	100.0%

Cost of revenues:
Software licenses	0.8%	2.6%	2.5%
Services	2.2%	1.6%	2.7%
Total cost of revenues	3.0%	4.2%	5.2%

Gross profit	97.0%	95.8%	94.8%

Operating expenses:
Research and development	60.6%	35.8%	41.8%
Sales and marketing	86.1%	30.7%	27.7%
General and administrative	55.4%	32.1%	39.2%
Total operating expenses	202.1%	98.7%	108.6%

Operating loss	(105.1)%	(2.8)%	(13.8)%

Financial expense, net	(11.5)%	(9.8)%	(42.3)%

Deemed dividend	(27.2)%	(0.0)%	(0.0)%

Net loss attributable to ordinary shares	(154.4)%	(10.4)%	(58.7)%

Comparison of 2009 and 2008

Revenues

Total Revenues. Total revenues were $3.44 million in 2008 and $2.43 million in 2009.  Total revenues decreased by $1.01 million, or 29 % due to a $503,000 decrease in product revenues and a $508,000 decrease in services revenues.

Software License. Software license revenues consist primarily of revenues from the license of our software products to end-users and resellers. Software license revenues were $1.687 million in 2008 and $1.18 million in 2009.  Software license revenues decreased by $507,000, or 30%, due to decrease in sales.

Services. Service revenues consist primarily of revenue from annual support and maintenance contracts and, to a lesser extent, training and consulting services. Services revenues were $1.8 million in 2008 and $ 1.25 in 2009. Services revenues decreased by $508,000, or 29%, due to a decrease in support and maintenance contract renewals.

Cost of Revenues

Cost of Software Licenses. Cost of software licenses consists principally of royalties due to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor.  Cost of software licenses was $89,000, or 2.6% of software license revenue in 2008 compared to $60,000, or 5.1% of software license revenue in 2009.  The decrease in the cost of software licenses resulted from a decrease in royalty-bearing products sales in 2009.

Cost of Services. Cost of services consists principally of personnel related costs associated with customer support and training. Cost of services was $55,000, or 1.6% of service revenues in 2008 compared to $66,000 or 5.3% of service revenues in 2009. This increase was due to an increase in personnel costs for support and maintenance services in 2009.

Operating Expenses

Research and Development. Research and development expenses consist principally of salaries and related expenses required to develop and enhance our products.  Research and development expenses were $1.2 million, or 35.8% of total revenues in 2008 compared to $1.01 million, or 41.8% of total revenues in 2009.  This decrease resulted primarily from the reduction in personnel and salary-related costs. We expect a continued decrease in our research and development expenses in 2010.

Sales and Marketing. Sales and marketing expenses consist principally of salaries and commissions for sales personnel, recruiting costs, trade show costs, travel and other marketing costs such as lead generation activities, advertising and product promotion.  Sales and marketing expenses were $1.1 million, or 30.7% of total revenues in 2008 compared to $0.67 million, or  27.7% of total revenues in 2009.  The decrease in sales and marketing costs relate to reductions in personnel and salary-related costs.  We expect a continued decrease in our sales and marketing costs in 2010.

General and Administrative. General and administrative expenses consist principally of executive, finance and administrative salaries and related expenses, and costs of being a publicly held company.  General and administrative expenses were $1.1 million, or 32.1% of total revenues in 2008 compared to $0.95 million, or  39.2% of total revenues in 2009. This decrease resulted primarily from reductions in personnel and salary-related costs. We expect that our general and administrative expenses will decrease further in 2010 due to a reduction in personnel.

Financial Income (Expense), Net.  Interest expense, net was $1 million in 2009 resulting primarily from the adoption in 2009 of new accounting standards that require us to recognize certain derivatives as liabilities and to measure them at fair value through earnings each reporting date ($0.76 million), and from interest expense due to discount amortization and interest of convertible loan received from a related party ($0.2 million).  We expect that our interest expense, net will decrease in 2010 as a result of completion of the discount amortization of convertible loan and warrants costs in connection with financings that occurred during 2006.

Currency translation gains and losses were $0.025 million in 2008 and $0.04 million in 2009.  The increase resulted from exchange rate fluctuations between the U.S. dollar and the NIS.

Taxes.  Income Taxes benefit were $0.08 million in 2008 and income taxes expenses were $ 0.06 million in 2009 due to tax positions taken by the Company in 2009 (see also Note 10e to the consolidated financial statements).

We have an estimated net operating loss carry forward for Israeli tax purposes totaling approximately $ 26.9 million through December 31, 2009, that would reduce future Israeli income taxes, if any. These net operating losses may be carried forward indefinitely and offset against future taxable business income.

Our U.S. subsidiary has net taxable losses for U.S. Federal and State tax purposes totaling approximately $33.2 million through December 31, 2009.  Utilization of U.S. net operating losses may be subject to substantial annual limitation due to “change in ownership” provision of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

The Company and its subsidiary provide a valuation allowance on the entire deferred tax asset in respect of the carry forward losses, due to the uncertainty regarding future realization. Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carry forward will not be realized in the foreseeable future. Deferred taxes in respect of other temporary differences are immaterial.

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

Services. Service revenues consist primarily of revenue from annual support and maintenance contracts and, to a lesser extent, training and consulting services. Services revenues were $1.9 million in 2007 and $1.8 in 2008. Services revenues decreased by $141,000, or 7%, due to decrease in support and maintenance renewals.

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

Financial Income (Expense), Net.  Interest expense, net was $0.31million in 2008 resulting primarily from interest expense arising from discount amortization and interest of convertible loan received from a related party.

Currency translation gains and losses were $0.07 million in 2007 and $0.025 in 2008.  The decrease resulted from exchange rate fluctuations between the U.S. dollar and the NIS.

Income Taxes.  Income Taxes expenses were $0.3 million in 2007 due to the company’s evaluation for its taxes exposures according to FIN 48 compared to $0.1 million benefit in 2008 due to release of its taxes exposures according to FIN 48 with respect to closed tax years.

We had an estimated net operating loss carry forward for Israeli tax purposes totaling approximately $ 29.3 million through December 31, 2008 that would reduce future Israeli income taxes, if any.  Our U.S. subsidiary had net taxable losses for U.S. Federal and state tax purposes totaling approximately $37.2 million through December 31, 2008.

Impact of Inflation and Currency Fluctuations

A substantial majority of our revenues is received, and a majority of our expenses is incurred, in U.S. dollars.  Revenues denominated in U.S. dollars as a percent of total revenues were 80.9% in 2007, 84.1% in 2008 and 84.3% in 2009.  Expenses denominated in U.S. dollars as a percent of total expenses were 35.8% in 2007, 21% in 2008 and 15% in 2009.

A portion of our expenses, mainly salary and personnel costs related to our employees in Israel, is incurred in NIS.  The salaries of our Israel-based employees are partially linked to increases in the Israeli consumer price index.  As a result, the U.S. dollar cost of our Israeli operations is influenced by inflation in Israel as well as the currency exchange rate between the NIS in relation to the U.S. dollar.  Any increase in the rate of inflation in Israel may have a negative effect on our operating results, unless such inflation is offset by a devaluation of the NIS in relation to the U.S. dollar.  Exchange rates between the NIS and the U.S. dollar fluctuate continuously, and therefore exchange rate fluctuations and especially larger periodic devaluations will have an impact on our operating results and period-to-period comparisons of its results.  The effects of foreign currency translations are reported in our financial statements in current operating results.

In addition to our operations in Israel, we also conduct sales operations in the United States and Europe. Transactions denominated in currencies other than the U.S. dollar or NIS were not material.

Market Risk

We currently do not invest in, or hold for trading or other purposes, any financial instruments subject to market risk. Except for a $750,000 convertible loan obtained during 2006, and the 2008 Credit Facility, we currently do not have any outstanding borrowings or other credit facilities.

Impact of Recently Issued Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") issued a standard that established the FASB Accounting Standards Codification ("ASC") and amended the hierarchy of generally accepted accounting principles ("GAAP") such that the ASC became the single source of authoritative U.S. GAAP. Rules and interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates ("ASUs"). The ASC is effective for the Company from September 1, 2009. Throughout the notes to the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

The Company adopted the provisions of ASC 820-10, "Fair Value Measurements and Disclosures" (formerly FAS 157, "Fair Value Measurements"), with respect to non-financial assets and liabilities measured at fair value on a nonrecurring basis effective January 1, 2009. The adoption of ASC 820-10 did not have a material impact on the Company's consolidated financial statements.

In April, 2009, the Company adopted the FASB's updated guidance ASC 820-10 (formerly, FSP FAS 157-4), related to fair value measurements and disclosures, which provides additional guidance for estimating fair value in accordance with the guidance related to fair value measurements when the volume and level of activity for an asset or liability have significantly decreased. The amended ASC 820-10 also includes guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of this guidance did not have a material effect on the consolidated financial statements.

Effective Corporate Tax Rate

The corporate tax rate applicable to Israeli companies was 29% in 2007, 27% in 2008, 26% in 2009 and the tax rate decreased to 25% in 2010. The corporate tax rate will further decrease to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 onwards. However, we have derived, and expect to continue to derive, a substantial portion of our income under our Approved Enterprise capital investment program.  Subject to compliance with applicable requirements, such income will be tax exempt for a period of two years and will be subject to a reduced corporate tax rate of 25% in the following five to eight years, subject to the level of foreign shareholders holdings in our ordinary shares.  Tax benefits for each capital investment program are only effective in restricted periods according to the Encouragement of Capital Investments Law.  If we do not comply with the applicable requirements, the tax benefits may be canceled.  We believe that we comply with these conditions.  If we operate under more than one approval, or if our capital investments are only partially approved, our effective tax rate will be a weighted combination of the various applicable tax rates.  We may not be able to obtain approval for additional Approved Enterprise programs.  Since we have incurred tax losses through December 31, 2009, we have not yet used the tax benefits for which we are eligible.

Grants and Participation

We have received approval for a participation grant from the Office of the Chief Scientist (“OCS”) of Israel’s Ministry of Industry, Trade and Labor in our Open Source Web Testing project for 2007, in the amount of up to approximately $460,000.  As of May 31, 2010, we have received the amount of $409,500 out of the entire grant and there is no further amount expected to be received in connection with this project. In addition, we have received approval for a participation grant from the OCS in our Load and Performance Testing project for 2008, in the amount of up to approximately $200,000. As of May 31, 2010, we have received the amount of $180,000 out of the entire grant and there is no further amount expected to be received in connection with this project. A  new application was submitted to the OCS in the first quarter of 2009 for a grant of up to $330,000 and was not approved.

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs approved by a research committee of the OCS, are eligible for grants in exchange for payment to the Government of royalties from the sale of products developed in accordance with the Program. In order to be eligible, the applicant must be an Israeli company that proposes to invest in the development of industrial know-how, the development of new products, the development of new processing or manufacturing procedures or the development of significant improvements to an existing process or product. A committee of the OCS reviews the applications, evaluates the feasibility of the proposal, determines whether or not to approve a grant, and also determines the extent of Chief Scientist funding (within a range specified by the law) for approved projects. Depending on the nature of the project, the OCS grants generally amount to up to 50% of the approved research expenses.

Under the terms of the grant for which we received approval from the OCS, and subject to the agreement and other documents ancillary thereto, we are obligated to pay royalties of between 3% and 4.5% on sales of products incorporating know-how developed within the framework of each funded program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of up to 100% of the U.S. dollar-linked value of the total grants received. The royalties payable are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the date the grants received.

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

The Research Law also provides that know-how from the research may not be transferred to third parties in Israel without prior approval of the research committee. This approval, however, is not required for the sale or export of any products resulting from such research and development. Approval of such transfer of know-how may be granted in specific circumstances, only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. The Research Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except with the approval of the OCS and subject to particular payments.

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

Conditions in Israel

We are incorporated under the laws of Israel. Our offices and product development and manufacturing facilities are located in Israel. As a consequence, we are directly affected by political, economic and military conditions in Israel. Our operations would be substantially impaired if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed. See also "Item 3D Risk Factors".

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

There is substantial uncertainty about how or whether any peace process will develop or what effect it may have upon us. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinians which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. In addition, the future of the "peace process" with the Palestinians is uncertain and has deteriorated due to Palestinian violence, with the threat of a large-scale attack by Palestinians on Israeli civilians and key infrastructure remaining a constant concern. The past few years of renewed terrorist attacks by the Palestinians has severely affected the Israeli economy in many ways. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip and a further escalation in violence has occurred during the first few months of 2008. In July 2006, Israel became involved in a major military conflict with the Hezbollah organization in Lebanon, which subjected the north of Israel to missile attacks. In December 2008, Israel was involved in a military conflict with Hamas, which subjected the South of Israel to missile attacks. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial condition and results of operations. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We could be adversely affected by adverse developments in the "peace process" or by restrictive laws or policies directed towards Israel or Israeli businesses.

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

The costs of our operations in Israel are generally incurred in NIS. If the inflation rate in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar in any period, the costs of our Israeli operations, as measured in U.S. Dollars, could increase. Israel’s economy has, at various times in the past, experienced high rates of inflation.

Like many Israeli companies, we receive tax benefits from the Israeli Government. We also participate in programs sponsored by the Israeli Government. The reduction or termination of any such programs or tax benefits, especially those benefits available as a result of the “Approved Enterprise” status of facilities in Israel, could have a materially adverse effect on our business.

5B: Liquidity and Capital Resources

Cash and cash equivalents totaled $880,000 as of December 31, 2007, $243,000 as of December 31, 2008 and $207,000 as of December 31, 2009.  Restricted cash totaled $26,000 as of December 31, 2008 and  $25,000 as of December 31, 2009.

Cash used in operating activities was $3.5 million in 2007, $0.6 million in 2008 and $0.08 million in 2009. Cash used in operating activities has resulted substantially from our reported net losses partially reduced by noncash items such as depreciation, stock-based compensation and amortization of debt discount change in value of warrants and embedded conversion feature accounted under ASC 815-40, and changes in current assets and liabilities and deferred revenues.

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

Cash used in operating activities in 2009 was due primarily to a net loss of $1.42 million, a decrease of $33,000 in accrued expenses, and a decrease of $106,000 in deferred revenue, partially offset by noncash items, a decrease of $134,000 in accounts receivable, amortization of debt discount, long-term convertible loan discount and deferred financing costs of $149,000 and valuation of embedded derivatives of $764,000. Accrued expenses decreased due to reduction of personnel and tax liabilities.  Deferred revenues decreased due primarily to the reduction in support and maintenance sales. Accounts receivable decreased as a result of the decrease in sales in the last quarter of 2009.

Cash used in investing activities was $52,000 in 2007, $10,000 in 2008 and $40,000 in 2009 Cash used in investing activities in 2007 was for the purchase of $47,000 in property and equipment and for the increase in restricted cash of $5,000. Cash used in investing activities in 2008 was for the purchase of $10,000 in property and equipment. Cash from  investing activities in 2009  was due to a decrease of cash operating lease deposit.

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

There was no net cash provided by financing activities in 2008 and 2009.

In August 2006, we closed a financing with Fortissimo Capital Fund GP LP, or Fortissimo, on behalf of several limited partnerships in which it serves as general partner and other co-investors including one of our directors and two existing shareholders, or the Investors.  The initial financing was for $1.5 million consisting of $750,000 to purchase 25,000,000 of convertible preferred shares, at a price of $0.03 per share and $750,000 as a convertible loan.  The financing also provided for an additional investment, at the option of the Investors, to purchase up to an additional 75 million preferred shares for up to $2.25 million, at a price of $0.03 per share, for a period of 18 months after the closing of the initial investment.  Each preferred share is convertible into one of our ordinary shares, subject to adjustment for anti-dilution events.  Each preferred share receives the same voting rights as ordinary shares, except that preferred shares are entitled to elect the majority of our board of directors and have approval rights over specified actions.  Each preferred share is entitled to a preference in liquidation over our ordinary shares.  The Investors also received warrants to purchase up to 18,750,000 preferred shares in connection with the initial investment and up to 56,250,000 preferred shares in the event they make the additional investment. The additional investment rights were exercised in part, as described below, and have otherwise expired.   The warrants have an exercise price of $0.04 per share for a period of five years from date of issuance.

Also, as part of the August 2006 financing the Company received a convertible loan which  bears interest at 8.0% per annum.  The convertible loan plus, at the election of the Investors, any accrued interest thereon, is convertible into preferred shares at a conversion price of $0.03 per share.  The convertible loan matures three years from the closing date of the initial investment and, if not converted by such date, becomes due and payable 30 days thereafter.

The convertible loan under the August 2006 financing was due to be repaid on August 18, 2009.  The investors had agreed to extend the loan payment date initially to June 30, 2010 and during the extension period, the loan may be non-convertible and without interest. In December 2009, the Company's shareholders approved, and in June 2010 the Company and the investors entered into, an amendment to the Convertible Loan Agreement pursuant to which the repayment date of the Convertible Loan principal and interest was extended to August 31, 2011. Until repayment, the Convertible Loan shall continue to bear interest at 8% per annum, including retroactively during the initial extension period and shall be convertible at the election of the investors, into Preferred A Shares, at $0.03 per Preferred A Share (subject to standard adjustments).

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

In December 2008, the Board and shareholders approved the terms of a convertible credit facility that may be provided to us by Fortissimo (the “2008 Credit Facility”).  Any future cash withdrawals from this facility, except for the $0.5 million discussed below, will be subject to the discretion of Fortissimo.  The Credit Facility is for an amount up to $4 million, in one or more loans, to be determined by Fortissimo at its sole discretion upon our request (each the “Loan”).  Each Loan shall have a 3 year term, which may be extended for 2 additional one year terms by agreement of Fortissimo and us.  The Loans shall bear interest at 8%, compounded annually, payable together with the repayment of the principal of the respective Loan.  A Loan (or any part thereof) may be repaid at any time prior to its due date, at our discretion.  Each Loan is convertible into Ordinary Shares, at the option of Fortissimo, at any time prior to repayment, at a conversion price per ordinary share equal to $0.01, the price at which our shares were traded when the 2008 Credit Facility was approved, (the “Conversion Price”).  As security for the repayment of the Loans, we shall grant Fortissimo (i) a fixed charge on our intellectual property, and (ii) a floating charge on our tangible and intangible assets, junior to all of our outstanding charges at the time of the Loan.  We have also agreed that upon each draw down of a Loan, Fortissimo will be issued a warrant to acquire ordinary shares in a U.S. dollar amount equal to 50% of the principal amount of the Loan at a purchase price per share equal to the Conversion Price.  Fortissimo has agreed in advance to comply with a request of up to $0.5 million within the next twelve months.

In December 2009, the Company’s shareholders approved an amendment to the 2008 Credit Facility. The terms of the 2008 Credit Facility following the amendment are as follows: up to $6 million, in one or more loans, to be determined by Fortissimo at its sole discretion the Company’s upon request.  The potential funding may be extended by Fortissimo and possibly certain co-lenders (that may include existing shareholders). The potential funding may be extended during a period of 18 months commencing from the shareholders approval.

The Conversion Price of the Loan(s) extended under the amended 2008 Credit Facility shall be as follows: (a) the first $1 million of loan(s) shall be convertible into the Company’s ordinary shares at  the lower of: (x) $0.03 and (y) the average closing market price of the Company’s ordinary shares on the OTCBB during the 60 day period ending one day prior to the date of conversion of the applicable Loan; but no less than $0.01 and (b) any loan amounts exceeding the first $1 million shall be convertible into the Company’s ordinary shares at a Conversion Price of $0.02 per ordinary share. The Company has not entered into an agreement in respect of the credit facility and an agreement will be executed if and when a withdrawal is to take place.

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

The Company believes that it will have sufficient liquidity in order to maintain its current operations and satisfy its present working capital requirements, at least through June 2011.  The Company based its assessment on the expected collections from sales and based on a commitment from its controlling shareholder to support the Company by providing financing to allow the coverage of any budget deficit through the second quarter of 2011 up to an amount of $ 500,000.  In addition, the Company extended the due date of the convertible loan in the amount of $750,000 until August 31, 2011.  In case that the above will not result in sufficient liquidity resources the Company intends to take measures to reduce its operating costs in order to support its operations at least through December 31, 2010. Therefore, these financial statements do not include any adjustments that may be required should the Company  not be able to continue as a going concern.

Contractual Obligations

We lease our office facilities in Israel under  a lease that expires in December 2010, and our offices in New Jersey are subject to a lease that is renewed quarterly.

Financial Instruments and Commitments

Not applicable.

5C: Research and Development

Our research and development expenses were $1.9 million in 2007, $1.2 million in 2008, and $1 million in 2009.  For additional information, see "Item 4B. Business Overview - Research and Development".

5D: Trend Information

Not applicable.

5E: Off-Balance Sheet Arrangements

Not applicable.

5F: Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2009, summarizes the aggregate effect that these obligations are expected to have on our cash flows:

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Operating leases	$59	$59	$—	$—	$—
Severance pay(1)	258	—	—	—	258
Convertible loan	750	—	750	—	—
Tax provision(2)	618	—	—	—	618
Total	$1,685	$59	$750	$—	$876

(1)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. These obligations are payable only upon the termination of the respective employee and may be reduced if the employee’s termination is voluntary.

(2)
Uncertain income tax position under an amendment to ASC 740, “Income Taxes” (formerly issued as FIN 48, “Accounting for Uncertainty in Income Taxes,” are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 10 of our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740.

Item 6: Directors, Senior Management and Employees

6A: Directors and Senior Management

The following table contains certain information about our directors, and executive officers:

Name	Age	Position
Jaron Lotan	52	Chairman of the Board
Rami Goraly	43	Chief Executive Officer, Director
Amira Paz	44	Vice President of Finance (Principal Financial Officer)
Yochai Hacohen	44	Director
Shai Beilis	61	Director
Eli Blatt	47	Director
Hadas Gazit	34	External Director
Amir Livne	49	External Director

JARON LOTAN has served as a Director and the Chairman of the Board since May 2006. Mr. Lotan currently serves as Chief Operating Officer of Gilat Satellite Networks (NASDAQ:GILT, TASE), a provider of satellite and hybrid networking products, services and solutions. He currently serves also on the board of directors of Magink Display Technologies and Pulsar Ltd. Mr. Lotan served as the President and Chief Executive Officer of Technomatix Technologies Ltd., a provider of digital manufacturing solutions, from October 2002 until the sale of that company to UGS Corp. in April 2005.  He was appointed Chief Executive Officer of Technomatix in January 2004.  Following the acquisition of Technomatix Technologies Ltd., Mr. Lotan served as Senior Vice President of UGS Corp. from April 2005 until September 2005.  Prior to joining Technomatix in October 2002, he was corporate executive vice president for business and strategy at Orbotech Ltd., a supplier of automated optical inspection and other productivity solutions for the electronics industry, responsible for the worldwide sales, marketing and support organization, corporate marketing activities, and strategy and business development.  Prior to this, Mr. Lotan served as president of the Orbotech PCB Division and president of Orbotech Europe.  Before joining Orbotech in 1992, he co-founded and served as general manager, North America for Rosh Intelligent Systems, a software company offering knowledge-based solutions to customer support organizations. Mr. Lotan holds a B.A. in Economics and Mathematics and an M.A. in Economics both from the Hebrew University in Jerusalem, Israel.

RAMI GORALY has served as the Company’s Chief Executive Officer since April 7, 2008 and as a Director since December 2008. Mr. Goraly previously served as RadView's Vice President of Marketing from June 2006. From 2005-2006 Mr. Goraly was the CEO of Telrad Connegy Ltd., a provider of converged telecommunication solutions and from 2004-2005 Mr. Goraly was the CEO of SweetIM provider of an interactive content for instant messaging platform. From 1996 through 2004, Mr. Goraly worked in the United States, where he founded and served as the CEO of Accept Software Corporation, a leading developer of enterprise product planning solutions. Other positions held by Mr. Goraly include management positions in Cheyenne Software Inc. (acquired by Computer Associates) and Check Point Software Technologies Ltd. Mr. Goraly received bachelor degrees in Economics and Accounting from Tel Aviv University, and an MBA degree from the Cass Business School in London.

AMIRA PAZ has served as Vice President of Finance since February 2008. Prior to joining RadView, Ms. Paz served for a period of ten years as Chief Financial Officer in three Formula-Group software companies: Tiltan Systems Engineering Ltd., Enformia Software Ltd. and Idit Technologies Ltd. Ms. Paz is a licensed CPA in Israel and holds a BA in Economics and Business Management from Ben-Gurion University, an MBA in Finance and Accounting from Tel-Aviv University and an LL.M from Bar-Ilan University.

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

HADAS GAZIT has served as an External Director of the Company since October 2007.  Ms. Gazit is the Chief Financial Officer and Operating manager of FIS Software Ltd.  Ms. Gazit served as  Chief Financial Officer of Magic Software Enterprises Ltd. (NASDAQ: MGIC), publicly traded company on the NASDAQ and as Finance Director of Emblaze Ltd. (LSE:BLZ.L), a publicly traded company on the London Stock Exchange.  Before becoming the CFO of Emblaze in December 2006, Ms. Gazit acted as the Vice President of Finance for the Emblaze group of companies and as the CFO of Emblaze Mobile.  Prior to joining Emblaze, Ms. Gazit was with TTI Team Telecom International (NASDAQ:TTIL), where she acted as the budget control manager from August 2003 to September 2005.  From August 2000 to August 2003, Ms. Gazit acted as a manager at Ernst & Young Global (Kost, Forer Gabbay & Kasierer) where she conducted accounts of both private and publicly traded companies in Israel and abroad, especially in the technology, venture capital and investments industries.  Ms. Gazit is a Certified Public Accountant in Israel and holds an MBA in Finance and a BA in Economics and Accounting both from Tel Aviv University.

AMIR LIVNE has served as an External Director of the Company since  December 2008.  Mr. Livne is Vice President Product Strategy and Portfolio Management at Siemens PLM, a division of Siemens AG (NYSE:SI). Previously, Mr. Livne held a similar position at UGS PLM, which was acquired by Siemens in 2007. Between 1997 and 2004, Mr. Livne served as Executive VP of Business Development and Strategy at Tecnomatix (NASDQ: TCNOF, acquired by UGS in early 2005). Prior to joining Tecnomatix, between 1994 and 1997, Mr. Livne worked as a Senior Consultant at Booz, Allen and Hamilton, a management consulting firm. Mr. Livne holds an MBA from the University of Michigan in Ann Arbor and B.A. and M.A. degrees in Computer Science, both from Tel Aviv University.  Mr. Livne replaced David Assia as an External Director following the expiration of Mr. Assia’s term in November 2008.

6B: Board Compensation

The Company reimburses its directors for expenses incurred to attend meetings of the Board of Directors and any committees of the Board of Directors.  The Company has granted options to purchase ordinary shares to its directors from time to time.  Except as indicated below, the Company makes an annual cash payment to its non-employee directors in accordance with the rate permitted by applicable Israeli law and regulations. The current rates paid by the Company are an annual fee of NIS 31,700, which is approximately $8,410 and a meeting participation fee of NIS 2,210, which is approximately $586.  This compensation also applies to our existing external directors, Mr. Amir Livne and Ms. Hadas Gazit. In addition, each of the external directors is entitled to options to purchase up to 792,856 ordinary shares at an exercise price equal to fair market value.  Pursuant to the terms of the management services agreement entered into by the Company and Fortissimo, Messrs. Hacohen and Blatt are not entitled to cash remuneration or compensation for their services as directors as such other than the management fee payable to Fortissimo under the management services agreement.  Mr. Hacohen, who served as the Company’s Chief Executive Officer and President on an interim basis from June 2006 through April 2008, received cash compensation and options from the Company for such service as an employee director.  Mr. Rami Goraly is entitled to options from the Company for his service as an employee director and also receives cash compensation for his services as Chief Executive Officer.

The following table sets forth the aggregate compensation paid or accrued for services rendered to the Company in all capacities for the fiscal year ended December 31, 2009 by its directors and executive officers

	Salaries, Directors Fees, Service Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits
All directors and officers as a group (then 8 persons)	$320,581	$16,925

Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses, reimbursed to such officers, and other fringe benefits commonly reimbursed or paid by companies in the location at which the particular executive officer is located. See also "Item 7 Major Shareholders and Related Party Transactions" for a discussion of the stock options granted to directors and executive officers.

Jaron Lotan, as the Chairman of the Board, was granted an option to purchase 455,000 ordinary shares under the Key Employee Share Incentive Plan, equivalent to one percent of the Company’s issued and outstanding ordinary shares and preferred shares, on an as-converted basis, immediately after the closing of the initial investment in the 2006 financing by the Fortissimo Entities and other investors. Mr. Lotan was entitled to anti-dilution protection for any additional investments pursuant to the 2006 financing, by way of the grant of additional options to purchase one percent of the incremental number of issued and outstanding ordinary shares and preferred shares (on an as-converted basis) immediately following each additional investment.  In furtherance of that anti-dilution commitment, Mr. Lotan was granted additional options for a total of 566,666 ordinary shares upon the closings of the additional investments made by the Fortissimo Entities in December 2006 and February and March 2007.  The options are now fully vested.  Additionally, as a bonus to Mr. Lotan, Mr. Lotan was granted an option to acquire 1,350,994 ordinary shares (representing up to one percent of the Company’s issued and outstanding ordinary shares and preferred shares (on an as-converted basis)) which option vests over four years and will receive the same anti-dilution protection as described above.  The exercise price of the options granted to Mr. Lotan was between $0.06 and $0.08 and any further options to be granted to him shall be at an exercise price equal to the market price on the then current date of grant.

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

Rami Goraly has been a director of the Company since December 2008 and has been the Company's Chief Executive Officer since April 2008.  In connection with his services as a director, the Board authorized and the shareholders approved the grant to Mr. Goraly of options under the Company’s Key Employee Share Incentive Plan to purchase a total of 8,000,000 Ordinary Shares. The option grant has the following vesting schedule: twenty five percent (25%) of the options will be vested as of January 1, 2009 (the "First Vesting Date") and the remaining seventy five percent (75%) of the options shall vest in 12 equal parts quarterly over a three (3) year period following the First Vesting Date. The exercise price of the options is $0.015. Mr. Goraly also holds options for a total of 500,000 ordinary shares which were granted to him in 2007 and are subject to vesting as follows:  25% to vest as of October 2007, with the remainder to vest quarterly over three years.  The exercise price of these options is $0.06.

Option Re-pricing

In June, 2009, the Company’s Board of Directors approved, following approval by the Audit Committee and the Compensation Committee, a re-pricing of options granted to certain directors, officers and employees such that the exercise price of the re-priced options was adjusted to $0.03 per ordinary share.

The re-pricing of the options granted to the officers and employees  (8,780,560 options, in total) became effective as of June 28, 2009.

Pursuant to Israeli Companies Law, the re-pricing of options granted to directors will take effect following Shareholders approval, which has not yet been obtained.

As of December 31, 2009, all directors and officers as a group (then 7 persons), held options to purchase 17,608,372 of our ordinary shares. Out of such options, 955,000 expire in 2011, 7,460,516 expire in 2012, 8,792,856 expire in 2013 and 400,000 expire in 2014 at exercise prices ranging from $0.015 to $0.065.

6C: Board Practices

Board Meetings and Committees

Our Board of Directors is currently comprised of seven directors. The directors are elected at the annual shareholders meeting, to serve until the next annual meeting of our shareholders and until their respective successors are elected and qualified, with the exception of the external directors pursuant to the Israeli Companies Law 1999, serve for three years. The Board of Directors has established two committees, the Audit Committee and the Compensation Committee, each of which is briefly described below.

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

Audit Committee

The Audit Committee of the Board of Directors currently consists of Shai Beilis, Hadas Gazit and Amir Livne.  The Israeli Companies Law requires a public company to maintain an audit committee comprised of at least three persons, including two external directors, none of whom may be chairman of the Board of Directors, a director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder.

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

Nominations Process

As noted above, the Board of Directors does not have a nominating committee.  However, the Board of Directors has adopted a set of written procedures (the “Nominations Process”) to be followed by the Company’s independent directors, consisting of Jaron Lotan, Shai Beilis, Hadas Gazit and Amir Livne.  The Nominations Process requires the independent directors to assist the Board of Directors in its selection of individuals (i) as nominees for election to the Board of Directors at each annual meeting of the Board of Directors or (ii) to fill any vacancies or newly created directorships on the Board of Directors.  A copy of the Nominations Process is available upon written request to the Company at its registered address.

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

6D: Employees.

As of December 31, 2009, we had 17 employees and 2 contractors worldwide, of whom 9 were employed in research and development, 4 in sales and marketing, 1 in technical support, and 5 in management and administration.  Out of our employees, 2 are based in the United States and 17 are based in Israel None of our employees is represented by a labor union and we consider our relations with employees to be good.

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

6E: Share Ownership

See table under "Item 7:  Major Shareholders and Related Party Transactions".

Share Option Plans

The Key Employee Share Incentive Plan.  The Board of Directors and the Company’s shareholders approved the Key Employee Share Incentive Plan (1996) (the “Key Employee Plan”) in 1996 and amended the plan in 2002 and in 2009.  The Company has reserved for issuance an aggregate of 31,714,266 ordinary shares under the Key Employee Plan, such that, along with the ordinary shares reserved under the US Plan (as defined below), the total number of ordinary shares reserved by the Company is equal to 20% of the issued and outstanding shares of the Company (including preferred shares on an as converted basis).  As of May 31, 2010, the Company had granted options for a total of 31,201,084 ordinary shares, of which 12,099,212 had been terminated or expired (and thus became available for future grant) and 2,465,331 had been exercised.  As a result, 12,612,394 ordinary shares are available for future grant as of May 31, 2010.  In addition, in December 2009, the shareholders authorized the Board of Directors to increase the number of ordinary shares reserved under the Key Employee Plan such that, if as a result of future dilutive issuances of shares of the Company, the total number of shares reserved under the Key Employee Plan and the US Plan (as defined below) in the aggregate falls below 15% of the then issued and outstanding shares of the Company (including preferred shares on an as converted basis), the Board may further increase the number of shares available under the Key Employee Plan to equal 15% of the then issued and outstanding shares of the Company (including preferred shares on an as converted basis) without the need for further shareholder approval.

The United States Share Incentive Plan.  The Board of Directors and the Company’s shareholders approved the United States Share Incentive Plan (the “US Plan”) in 2000 and amended the US Plan in 2002. The Company had previously reserved for issuance an aggregate of 3,950,000 ordinary shares under the US Plan.  As of May 31, 2010, the Company had granted options to purchase a total of 5,363,855 ordinary shares, of which 3,743,808 had been terminated or expired (and thus became available for future grant) and 407,547 had been exercised.   As a result, 2,329,953 ordinary shares are available for future grant as of May 31, 2010.

The Employee Share Purchase Plan.  In November 2002, the Company established an employee share purchase plan (the “ESPP”) which permits the eligible employees of the Company to purchase ordinary shares of the Company at 85% of the lesser of the closing market price on the first day or the last day of the applicable three month offering period.  Employees may participate in the ESPP through regular payroll deductions of up to 10% of their pre-tax gross salary.  Subject to adjustments for stock splits, stock dividends and similar events, a maximum of 1,500,000 ordinary shares may be issued under the ESPP.  No ordinary shares were issued in connection with the ESPP in 2007, 2008 and 2009.  As of May 31, 2010, there are 1,491,791 ordinary shares available for issuance under the ESPP.

Material Features of the Key Employee Plan and US Plan

The purpose of the Key Employee Plan is to attract, retain and motivate employees, directors and consultants through the issuance of stock options and to encourage ownership of ordinary shares by employees, directors and consultants of the Company.  The Key Employee Plan is administered by the Compensation Committee, which has the authority to submit recommendations to the Board of Directors as to the issuance of options under the plans. Under the Israeli Companies Law, the authority to issue options vests exclusively with the Board of Directors. Subject to the provisions of the Key Employee Plan, the Compensation Committee determines the persons to whom options will be granted, the number of shares to be covered by each option and the terms and conditions upon which an option may be granted, and has the authority to administer the provisions of the Key Employee Plan.  All employees, directors and consultants of the Company and its affiliates are eligible to participate in the Key Employee Plan.  Approximately 25individuals are eligible to participate in this plan.

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

The aggregate fair market value (determined at the time of grant) of shares issuable pursuant to the exercise of incentive stock options that become exercisable by a participant in any calendar year may not exceed $100,000.  Incentive stock options granted under the US Plan may not be granted at a price less than the fair market value of the ordinary shares on the date of grant, or 110% of fair market value in the case of options granted to an employee holding 10% or more of the voting stock of the Company.  Non-qualified stock options granted under the US Plan may not be granted at an exercise price less than the par value per share of the ordinary shares on the date of grant.  Incentive stock options granted under the US Plan expire not more than ten years from the date of grant, or not more than five years from the date of grant in the case of incentive stock options granted to an employee holding 10% or more of the voting stock of the Company.  An option granted under the US Plan is exercisable, during the optionholder’s lifetime, only by the optionholder and is not transferable by him or her except by will or by the laws of descent and distribution, or as otherwise determined by the Board of Directors and set forth in the applicable option agreement.

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

Item 7: Major Shareholders and Related Party Transactions

The following table sets forth certain information known to us regarding the beneficial ownership of the Company’s ordinary shares as of May 31, 2010, unless otherwise indicated, by:  (i) each person known by the Company to beneficially own more than 5% of the Company’s ordinary shares; and (ii) all of the Company’s directors and executive officers as a group.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares under options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 31, 2010 are considered outstanding.  These shares, however, are not considered outstanding when computing the percentage ownership of each other person.  Except as indicated in the footnotes to this table and pursuant to state community property laws, each shareholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them.  Ownership percentages are based on 158,571,330 ordinary shares outstanding on May 31, 2010, excluding 134,000 shares held as treasury shares.  Unless otherwise noted below, the address of each of the Company’s directors and executive officers is c/o RadView Software Ltd., 14 Hamelacha Street, Park Afek, Rosh Haayin, 48091, Israel.

Name of Beneficial Owner:	Total Shares Beneficially Owned	Percentage of Ordinary Shares
Five Percent Shareholders:
Fortissimo Capital Fund (1)	169,583,334	69.3%
Altshuler Saham Provident Ltd (2)	33,999,684	19.7%
Psagot Provident Fund Ltd. (3)	21,930,000	13.1%
Tamir Fishman Provident and Education Funds Ltd. (4)	18,654,300	11.2%
Meitav Gemel Ltd. (5)	14,610,838	8.9%

Directors and Executive Officers (9):

Rami Goraly (6)	5,468,750	3.4%
Jaron Lotan (7)	2,087,770	1.3%
Shai Beilis (8)	8,075,623	5.0%
Amir Livne (9)	297,321	*
Hadas Gazit (10)	545,089	*
Yochai Hacohen (11)	4,156,250	2.6%
Eli Blatt	-	-
Merav Davidson	-	-
All executive officers and Directors as a group (9 persons) (6) (7) (8) (9) (10) (11)	20,630,803	13%

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

(3)            Information is derived from Psagot Investment House Ltd. and from Psagot Provident Funds Ltd., and from records of the Company. Includes 21,930,000 ordinary shares beneficially owned by  Psagot Provident Funds Ltd., a wholly owned subsidiary of Psagot Investment House Ltd, controlled indirectly by James G. Dinan and Daniel A. Schwartz. In April 2009, the assets of Prisma Investment House Ltd. were acquired by Psagot Provident Funds Ltd. Any economic interest or beneficial ownership in any of the securities held by Psagot Provident Funds Ltd. are held for the benefit of the members of the fund.  The address of Psagot Investment House Ltd. is: Africa Tower, 14 Ahad Ha’am Street, Tel Aviv, Israel and of Provident Funds Ltd .is: 33 Yavetz St., Tel Aviv, Israel.

(4)           Information is derived form Schedule 13G, filed on February 16, 2010 by Tamir Fishman Provident and Education Funds Ltd. (“Tamir Fishman”). Includes a total of 18,654,300 ordinary shares: 2,657,300 ordinary shares are owned of record by Tamir Fishman Severance Pay Fund - General; 6,893,500 ordinary shares are owned of record by Tamir Fishman Education Fund - General; 8,262,000 ordinary shares are owned of record by Tamir Fishman Provident Fund - General; 289,000 ordinary shares are owned of record by Tamir Fishman Education Fund - Shares; and 552,500 ordinary shares are owned of record by Tamir Fishman Provident Fund - Shares. Tamir Fishman, as manager of the funds, has sole voting and investment power and is beneficial owner of the 18,654,300ordinary shares (including warrants) owned of record by the foregoing funds.  Any economic interest or beneficial ownership in any of the securities held of record by the foregoing funds is held for the benefit of the members of the funds.  The address of Tamir Fishman and each of the foregoing funds is: 21 Ha’arbaa Street, Tel Aviv, 64739, Israel

(5)           Information is derived from Meitav Gemel Ltd. (“Meitav”).  Includes a total of 14,610,838 ordinary shares owned of record by the provident, education and severance funds managed by Meitav:  5,043,339 ordinary shares owned of record by Meitav Tagmulim Clali; 3,201,661 ordinary shares owned of record by Meitav Histalmut Clali; 1,048,339 ordinary shares owned of record by Meitav Pizuim Clali; 410,839 ordinary shares owned of record by Meitav Tagmulim Shares; 212,500 ordinary shares owned of record by Meitav Hishtalmut Shares; 2,234,161 ordinary shares owned of record by Meitav Chisachon Gemel; 1,617,339 ordinary shares owned of record by Meitav Chisachon Hishtalmut; and 333,500 ordinary shares owned of record by Meitav Chisachon Pizuim.  Also includes 509,160 ordinary shares owned of record by Yashir Investment House (Provident Funds) Ltd.  Meitav, as manager of the funds, has sole voting and investment power and is beneficial owner of the 14,101,678 ordinary shares (including warrants) owned of record by the foregoing funds.  Any economic interest or beneficial ownership in any of the securities held of record by the foregoing funds is held for the benefit of the members of the funds.  The address of Meitav is Museum Tower, 4 Berkowitz Street, Tel Aviv 61180 Israel.

(6)            Includes 531,250 options that are exercisable within 60 days of May 31, 2010.

(7)            Includes 94,526 options exercisable within 60 days of May 31, 2010.

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

(9)             Includes 49,554 options exercisable within 60 days of May 31, 2010.

(10)           Includes 49,554options exercisable within 60 days of May 31, 2010.

(11)           Includes 296,875 options exercisable within 60 days of May 31, 2010.

As of May 31, 2010, there were 129 record holders of ordinary shares, of which 86 were registered with addresses in the United States, representing approximately 18.3% of the outstanding ordinary shares. However, the number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of the ordinary shares are held of record by brokers and other nominees.

7B:  Related Party Transactions

The Company’s Board of Directors and the shareholders approved the new options for preferred shares and warrants to acquire preferred shares (the “New Options”) included in the series of addendum to the 2006 financing by Fortissimo and other investors.  See "Item 4B. Business Overview - Recent Financings" for a further description of the 2006 financing and New Options.  Each Addendum was included as an Exhibit to the Company's Annual Report on Form 20-F for the year 2006.

The principal participants in the 2006 financing were Fortissimo (an entity affiliated with two of the Company’s directors, Mr. Yochai Hacohen and Eli Blatt) and Shem Basum Ltd. (an entity controlled by Mr. Shai Beilis, a director of the Company) as well as Yehuda Zisapel (then a significant shareholder of the Company).

Initial Investment.  As described above, at the closing of the 2006 financing, the investors made an initial investment of $1.5 million, consisting of $750,000 for the purchase of 25,000,000 convertible preferred shares at a purchase price of $0.03 per share, and $750,000 as a loan convertible into preferred shares.  As part of the initial investment, the investors also received warrants to purchase 18,750,000 preferred shares at an exercise price of $0.04 per share exercisable for a period of five years from date of issuance. The convertible loan under the August 2006 financing is due to be repaid on August 18, 2009.  The investors had agreed to extend the loan payment date initially to June 30, 2010 and during the extension period, the loan may be non-convertible and without interest.

In December 2009, the Company's shareholders approved, and in June 2010 the Company and the investors entered into, an amendment to the Convertible Loan Agreement pursuant to which the repayment date of the Convertible Loan principal and interest was extended to August 31, 2011. Until repayment, the Convertible Loan shall continue to bear interest at 8% per annum, including retroactively during the initial extension period and shall be convertible at the election of the investors, into Preferred A Shares, at $0.03 per Preferred A Share (subject to standard adjustments).

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

Addendum to Purchase Agreement.  In order to secure required financing in the last quarter of 2006 and the first quarter of 2007, the Company requested Fortissimo to accelerate the exercise of its right under the financing to make additional investments.  The Company and Fortissimo entered in a series of addendum to the share purchase agreement of April 2006 for Fortissimo’s additional investment and purchase as follows: the purchase on December 24, 2006 of 23,333,334 preferred shares and 17,500,000 Preferred Warrants for an investment of $0.7 million (the “First Addendum”), the purchase on February 7, 2007 of 16,666,667 preferred shares and 12,500,000 Preferred Warrants for an investment of $500,000 (the “Second Addendum”), and the purchase on March 20, 2007 of 16,666,667 preferred shares and 12,500,000 Preferred Warrants for an investment of $500,000 (the “Third Addendum”).

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

Management Services Agreement.  As part of the 2006 financing, the Company entered into a management services agreement with Fortissimo, pursuant to which, Fortissimo, through its employees, officers and directors, provides management services and advises and provides assistance to the Company’s management concerning the Company’s affairs and business.  In consideration of the performance of the management services and the board services, the Company agreed to pay to Fortissimo (i) $50,000, as a fixed fee, payable in quarterly installments; and (ii) an additional fee, of $70,000, payable at the end of the fiscal year, commencing in 2006, in the event that the Company is profitable in such fiscal year, provided that such additional management fees shall be payable only out of profits of the Company of such fiscal year.  The management services agreement became effective upon the closing of the 2006 financing.

Indemnity Undertakings to the Directors and Officers.  In August 2006, the Company approved indemnification agreements to indemnify its directors for any expenses incurred by the director in connection with any event that fall within one or more categories of covered indemnifiable events, as these terms are defined in the indemnification agreements, related to any act or omission of the director while serving as an office holder of the Company, or serving or having served as a director or officer, at the Company’s request, of any subsidiary of the Company, or any other corporation or partnership.

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

In December 2008, the Board and shareholders approved the Credit Facility to be provided to us by Fortissimo, at the discretion of Fortissimo and in December 2009 the shareholders approved an amendment to the Credit Facility.  See" Item 4B. Business Overview - Recent Financings" for a further description of the Credit Facility.  Fortissimo is an entity affiliated with two of the Company’s directors, Mr. Yochai Hacohen and Eli Blatt.

As described above, the 2008 Credit Facility is for an amount up to $4 million, in one or more loans (each a “Loan”).  Any request for future cash withdrawals from this facility, except for the $0.5 million discussed below, will be subject to the discretion of Fortissimo.  Each Loan shall have a 3 year term, which may be extended for 2 additional one year terms by agreement of Fortissimo and us.  The Loans shall bear interest at 8%, compounded annually, payable together with the repayment of the principal of the respective Loan.  A Loan (or any part thereof) may be repaid at any time prior to its due date, at our discretion.  Each Loan is convertible into ordinary shares, at the option of Fortissimo, at any time prior to repayment, at a conversion price per ordinary share equal to $0.01, the trading price at the time the 2008 Credit Facility was approved (the “Conversion Price”).  As security for the repayment of the Loans, we shall grant Fortissimo (i) a fixed charge on our intellectual property, and (ii) a floating charge on our tangible and intangible assets, junior to all of our outstanding charges at the time of the Loan.  We have also agreed that upon each draw down of a Loan, Fortissimo will be issued a warrant to acquire ordinary shares in a U.S. dollar amount equal to 50% of the principal amount of the Loan at a purchase price per share equal to the Conversion Price.  Fortissimo has agreed in advance to comply with our request, if needed, for up to $0.5 million within the next twelve months.

In December 2009, the Company’s shareholders approved an amendment to the discretionary convertible credit facility that: (i) increased the amount of the convertible loans from $4 million to $6 million; (ii) revised the conversion price; (iii) allowed for potential co-lenders and (iv) limited the arrangement availability to mid 2011. The remaining terms of the convertible loans (term, interest rate, securities and warrants) remained unchanged.

The terms of the Credit Facility following the amendment are as follows: Up to $6 million, in one or more loans, to be determined by Fortissimo at its sole discretion the Company’s upon request.  The potential funding may be extended by Fortissimo and possibly certain co-lenders (that may include existing shareholders).  The potential funding may be extended during a period of 18 months commencing from the shareholders approval.

The conversion price of the convertible loan(s) extended under the amended credit facility shall be as follows: (a) the first $1 million of loan(s) shall be convertible into the Company’s ordinary shares at  the lower of: (x) $0.03 and (y) the average closing market price of the Company’s ordinary shares on the OTCBB during the 60 day period ending one day prior to the date of conversion of the applicable loan; but no less than $0.01 and (b) any loan amounts exceeding the first $1 million shall be convertible into the Company’s ordinary shares at a conversion price of $0.02 per ordinary share.

To date, we have not drawn on the 2008 Credit Facility.

7C:  Interests of Experts and Counsel

Not applicable.

Item 8: Financial Information.

8A:  Consolidated Statements and Other Financial Information

See "Item 18: Financial Statements".

Legal Proceedings

We are not involved in any legal proceedings that are material to our business or financial condition.  A former employee commenced a proceeding in April 2010 seeking a total of approximately NIS134,452 for severance and vacation payments and certain other claims in connection with the period of employment with the Company.

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

8B:  Significant Changes

Not applicable.

Item 9: The Offer and Listing

9A:  Offer and Listing Details

Set forth below are high and low reported prices for our ordinary shares on the OTC Bulletin Board for the periods indicated.

		OTCBB
Period		High ($)	Low ($)

Annual Information
2005	Annual	0.24	0.06
2006	Annual	0.14	0.06
2007	Annual	0.12	0.04
2008	Annual	0.08	0.01
2009	Annual	0.03	0.003

Quarterly Information (2008)
	First Quarter	0.08	0.04
	Second Quarter	0.05	0.03
	Third Quarter	0.05	0.02
	Fourth Quarter	0.04	0.01
	December	0.04	0.01

Quarterly Information (2009)
	First Quarter	0.015	0.003
	Second Quarter	0.03	0.0014
	Third Quarter	0.028	0.01
	Fourth Quarter	0.025	0.012
	December	0.02	0.012

Monthly Information (2010)
	January	0.02	0.015
	February	0.02	0.015
	March	0.02	0.015
	April	0.05	0.018
	May	0.045	0.022
	June (until June 28)	0.04	0.02

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

(c)           The Board has borrowing powers for the purposes of the Company (Article 44.3.1).

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

(d)           Voting Rights:  No Shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the lawful quorum thereat), unless all calls and other sums then payable by him in respect of his Shares in the Company have been paid, but this provision shall not apply to Class meetings. (Article 34.1). Any Shareholder entitled to vote may vote either personally (or, if the Shareholder is a company or other corporate entity, by a representative authorized by him in accordance with the Articles) or by proxy, or by deed of vote (Article 34.3).

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

10C: Material Contracts

All material contracts have been described in detail throughout this form, wherever applicable.

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

General Corporate Tax Structure

Israeli companies are generally subject to income tax on their taxable income at the rate of 29% for the year 2007, 27% for 2008, 26% for 2009 and 25% for year 2010 (and shall be reduced progressively by 2016 to 18%), and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959

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

The principal stated objectives of the Investment Law are to promote the development of industry, the creation of jobs and the growth of exports. The Investment Center of the Ministry of Industry and Trade granted RadView an Approved Enterprise status under “Alternative Benefits Program Status”.  This status entitles the Company to a benefit period of seven years on income derived from this program as follows: (a) a full income tax exemption for the first two years and (b) a reduced income tax rate of 25% for the remaining five-year period. Depending on the level of non-Israel investments in the Company, the period for which the Company is entitled to a reduced tax rate of 25% can be extended to eight years. The period of the benefit is limited to 12 years from commencement of production or 14 years from the date of approval. As the Company has not yet reported any taxable income, the benefit period has not yet commenced.

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

As of December 31, 2009, the Company does not have retained earnings and accordingly, no tax-exempt income. Tax-exempt income attributable to the Approved Enterprise cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits. The Company’s board of directors does not intend to distribute any amounts of its undistributed tax-exempt income as dividends.

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

Income from sources other than the Approved Enterprise during the benefit period will be subject to tax at the regular corporate tax rate. Israeli companies are subject to income tax at the corporate tax rate of 25% for the 2010 tax year. On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: 29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010 (and shall be reduced progressively by 2016 to 18%).

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

The following preferred corporate tax benefits are available to Industrial Companies, among others: (a) deduction of purchases of know-how and patents over an eight-year period for tax purposes; (b) deduction over a three-year period of expenses involved with the issuance and listing of shares on a stock exchange or on a recognized stock market outside of Israel; (c) an election under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies that satisfy conditions set forth in the law; and (d) accelerated depreciation rates on equipment and buildings.

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

Under the Inflationary Adjustments Law, results for tax purposes are measured in historical cost terms and are subject to a series of adjustments based on movements in the Israel consumer price index. We are taxed under this law. The discrepancy between the change in (I) the Israel consumer price index and (2) the exchange rate of the NIS to the U.S. dollar, each year and cumulatively, may result in a significant difference between taxable income and the income denominated in dollars as reflected in our financial statements. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israel consumer price index.

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

(c) Accelerated depreciation rates on equipment and buildings.

In February 2008, the Knesset passed an amendment to the Income Tax (Inflationary Adjustment) Law, 1985, which limits the scope of the law starting in 2008 and thereafter. Beginning in 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting in 2008.

Capital Gains Tax on Sales of  Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the real gain and the inflationary surplus. The real gain is the excess of the total capital gain over the inflationary surplus, computed on the basis of the increase in the Israel consumer price index between the date of purchase and the date of sale. This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain will be taxed at a rate of 25%).

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

Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares.

However, the different tax rates will not apply to dealers in securities and shareholders.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of our shares, provided that such capital gains are not derived from a permanent establishment in Israel, and that such shareholders did not acquire their shares from a relative. However, non-Israeli corporations will not be entitled to such exemption, if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be subject to Israeli tax on the sale of their shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

The US-Israel Tax Treaty

Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “United States- Israel Tax Treaty”), the sale, exchange or disposition of shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States- Israel Tax Treaty (a “Treaty United States Resident”) generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of the Company’s voting power during any part of the 12- month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of shares by a Treaty United States Resident who holds, directly or indirectly, shares representing 10% or more of the Company’s voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations specified in the treaty. The United States-Israel Tax Treaty does not relate to United States state or local taxes.

Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at the source at the at the rate of 20% unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

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

Foreign Exchange Regulations

Dividends, if any, paid to the holders of the shares, and any amounts payable upon dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into U.S. dollars at the rate of exchange prevailing at the time of conversion.

U.S. TAXATION

Subject to the limitations described herein, the following is a discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our shares to a U.S. holder. A U.S. holder is a beneficial owner of our shares who is:

● an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

● a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof or the District of Columbia;

● an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

● a trust (i) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A non-U.S. holder is a beneficial owner of our shares that is not a U.S. holder. Unless otherwise specifically indicated, this discussion does not consider the U.S. federal income tax consequences to a person that is a non-U.S. holder of our shares and considers only U.S. holders that will own the shares as capital assets (generally for investment).

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more (by voting power) of our company, real estate investment trusts, regulated investment companies, grantor trusts, U.S. holders holding the shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions, persons that receive our shares as compensation for the performance of services, certain former citizens or long-term residents of the United States and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, this discussion does not address the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

Each holder of our shares is advised to consult his or her tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to him or her of purchasing, holding or disposing of our shares.

U.S. Holders of Our Shares

Taxation of distributions on shares

Subject to the discussion below under “Tax consequences if we are a passive foreign investment company” a distribution paid by us with respect to our shares, including the amount of any non-US taxes withheld, to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received with respect to our shares by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for the taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our shares in such year or in the following taxable year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its shares to the extent thereof, and then as capital gain from the deemed disposition of the shares. Corporate holders will not be allowed a deduction for dividends received in respect of the shares.

Dividends paid by us in NIS will be included in the gross income of U.S. holders at the U.S. dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the spot rate of exchange in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the non-U.S. income tax withheld from dividends received in respect of the shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the shares (i) if the U.S. holder has not held the shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes.

Taxation of the disposition of shares

Subject to the discussion below under “Tax consequences if we are a passive foreign investment company” upon the sale, exchange or other disposition of our shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the shares. The gain or loss recognized on the disposition of the shares will be long-term capital gain or loss if the U.S. holder held the shares for more than one year at the time of the disposition (long-term capital gains are currently taxable at a maximum rate of 15% for taxable years beginning on or before December 31, 2010). Capital gain from the sale, exchange or other disposition of shares held for one year or less is short-term capital gain. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of shares and converts the foreign currency into U.S. dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income of loss.

Tax consequences if we are a passive foreign investment company

We will be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in a taxable year is passive income or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in the taxable year produce, or are held for the production of, passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

We believe that we were not a PFIC for our 2009 taxable year. Our status in the current and future taxable years will depend on our assets and income in those years. We have no reason to believe that our assets or income will change in a manner that would cause us to be classified as a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets (which may depend upon our market capitalization, which is subject to fluctuation) and, in certain cases, the assets of companies held by us, there can be no assurance that we will not become a PFIC. If we were a PFIC, and you are a U.S. holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, your shares (including the denial of the taxation of such distributions and gains at the lower rates applicable to long-term capital gains as discussed above under “Taxation of distributions on shares” and “Taxation of the disposition of shares”).

If we were a PFIC, you could make certain elections that may alleviate certain tax consequences referred to above, and one of these elections may be made retroactively if certain conditions are satisfied. It is expected that the conditions necessary for making certain of such elections will apply in the case of our shares. Neither the Company nor its advisors have the duty to or will undertake to inform U.S. Shareholders of changes in circumstances that would cause the Company to become a PFIC.  The Company does not currently intend to take the action necessary for a U.S. Shareholder to make a “qualified electing fund” election in the event the Company is determined to be a PFIC.

U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making certain elections with respect to our PFIC status.

Information reporting and backup withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of 28% with respect to dividend payments made with respect to, and proceeds from the disposition of, the shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations, or if a U.S. holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax. It may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder or the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules provided, in either case, that the required information is furnished to the Internal Revenue Service.

Non-U.S. Holders of Shares

Except as provided below, a non-U.S. holder of shares will not be subject to U.S. federal income or withholding, in the case of U.S. Federal income taxes, tax on the receipt of dividends on, and the proceeds from the disposition of, a share, unless that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder on the disposition of the shares will be subject to tax in the United States if such non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

Non-U.S. holders are generally not subject to information reporting or backup withholding with respect to the payment of dividends on, or proceeds from the disposition of shares, provided that the non-U.S. holder provides its taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption.

10F: Dividends and Paying Agents

Not applicable.

10G: Statement by Experts

Not applicable.

10H: Documents on Display

The documents concerning the Company that are referred to in the form may be inspected at the Company’s office in Israel.

10I: Subsidiary Information

For information relating to the Company’s subsidiary, see "Item 4: Organizational Structure" as well as the Company’s Consolidated Financial Statements (Items 8 and 18 of this form).

Item 11: Quantitative and Qualitative Disclosure about Market Risk

We do not use derivative financial instruments in our investing portfolio. We place our investments in instruments that meet high credit quality standards such as money market funds, government securities, and commercial paper. We limit the amount of credit exposure to any one issuer. We do not expect any material loss with respect to our investment portfolio.

Currency Exchange Rate Risk Management

We conduct business in various foreign currencies, primarily in Europe and the Israel. As a result, we are exposed to the effect of foreign currency exchange rate fluctuations on the U.S. dollar value of foreign currency-denominated revenues and expenses. We do not use foreign exchange forward contracts to hedge our foreign currency denominated receivables. Looking forward, there can be no assurance that changes in foreign currency rates, relative to the U.S. dollar, will not materially adversely affect our consolidated results. .

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

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15: Controls and Procedures

Evaluation of Controls and Procedures

(a)  Disclosure controls and procedures

As of December 31, 2009, under the supervision and with the participation of our management, including our Chief Executive Officer and Vice President of Finance, an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) was performed as of the end of the period covered by this report.  Based on that evaluation, our Chief Executive Officer and Vice President of Finance concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report at the reasonable level of assurance.

(b) Management's Annual Report on Internal Control Over Financial Reporting.

Our management, under the supervision of our Chief Executive Officer and Vice President of Finance, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Vice President of Finance assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, they used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Vice President of Finance have concluded that, as of December 31, 2009, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

(c)  Change in Internal Control over Financial Reporting

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

(d)  Other

The Company believes that a control system, no matter how well designed and operated, can not provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined.  Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our Chief Executive Officer and Vice President of Finance have concluded, as of December 31, 2009, that our disclosure controls and procedures were effective in achieving that level of reasonable assurance.

Item 16: [Reserved]

Item 16A: Audit Committee Financial Expert

The Audit Committee of the Board of Directors currently consists of Shai Beilis, Hadas Gazit and Amir Livne.

The Board of Directors has determined that Shai Beilis and Hadas Gazit are “Audit Committee financial experts” as that term is defined in Item 16A of Form 20-F. Each of the members of the Audit Committee satisfies the independence requirements under Rule 10A(m)(3) of the Securities Exchange Act of 1934 and is an “independent director,” under the rules of Nasdaq Stock Market.

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

Item 16C: Principal Accountant Fees and Services

The Company’s consolidated financial statements at December 31, 2009 have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The following table presents the aggregate fees for professional audit services and other services rendered by the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in 2008 and 2009.

	Year Ended December 31,
	2008	2009
Audit Fees	$41,000	$41,000
Audit Related Fees	$15,000	$16,000
Tax Fees	$7,000	$9,000
All Other Fees	$63,000	$66,000

Audit Fees

Audit Fees consist of fees billed for the annual audit of the Company’s annual consolidated financial statements included in the Company’s Annual Report on Form 20-F for years 2008 forwards.

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

Pre-Approval Policy

The Audit Committee is required to approve in advance any audit or permissible non-audit services performed by the Company’s independent auditors, the fees to be paid for those services and the time period over which those services are to be provided. On an annual basis, the independent auditors present a listing of all services they expect to perform for the Company in the ensuing one-year period, including fee estimates, in sufficient detail to enable the Audit Committee to perform an independence review of each proposed service. The pre-approval policies and procedures established by the Audit Committee require that the Audit Committee meet with the independent auditor and financial management prior to the audit to review planning and staffing, the scope of the proposed audit for the current year, the audit procedures to be utilized, and the proposed fees. With respect to any additional services proposed to be performed by the independent auditors during the year, management will evaluate the impact on the independent accountant’s independence and obtain Audit Committee approval for such service. During 2008 and 2009, 100% of the audit, audit-related and tax fees were pre-approved by the Audit Committee.

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

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RadView Software Ltd.

We have audited the accompanying consolidated balance sheets of RadView Software Ltd. and its subsidiaries (the "Company") as of December 31, 2008 and 2009, and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RadView Software Ltd. and its subsidiaries as of December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2r and Note 7 to the consolidated financial statements, the Company changed its method of accounting for convertible loans and warrants with anti-dilution provisions due to the adoption of an amendment to ASC 815-40, “Derivatives and Hedging - Contracts in Entity's Own Equity” (originally issued as EITF 07-05, "Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock") , effective January 1, 2009.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 30, 2010	A Member of Ernst & Young Global

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2008	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$243	$207
Restricted cash		26	25
Accounts receivable (net of allowance for doubtful accounts of $ 89 as of December 31, 2008 and $ 43 as of December 31, 2009)		372	238
Prepaid expenses and other current assets	3	289	99

Total current assets		930	569

LONG-TERM INVESTMENTS:
Operating lease deposit		40	-
Severance pay funds		172	258

Total long-term investments		212	258

PROPERTY AND EQUIPMENT, NET	4	35	8

DEFERRED FINANCING COSTS RELATED TO CONVERTIBLE LOAN		4	-

Total assets		$1,181	$835

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2008	2009
LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:

Accounts payable		$261	$324
Accrued expenses and other current liabilities	5	1,605	1,572
Deferred revenues		850	744
Convertible loan	7f	593	-

Total current liabilities		3,309	2,640

NON-CURRENT LIABILITIES

Warrants and bifurcated conversion feature at fair value		-	855
Convertible loan	7f	-	750
Accrued severance pay		240	309

Total Non-Current Liabilities		240	1,914

COMMITMENTS AND CONTINGENT LIABILITIES	6

SHAREHOLDERS' DEFICIT:	7
Ordinary shares, NIS 0.01 par value – Authorized: 550,000,000 and 1,500,000,000 shares as of December 31, 2008 and 2009, respectively; Issued: 77,038,662 shares as of December 31, 2008 and 2009; Outstanding: 76,904,662 shares as of December 31, 2008 and 2009		188	188
Preferred A shares, NIS 0.01 par value - Authorized: 225,000,000 shares as of December 31, 2008 and 2009; Issued and outstanding: 81,666,668 shares as of December 31, 2008 and 2009		191	191
Preferred B shares, NIS 0.01 par value - Authorized: 150,000,000 shares as of December 31, 2008 and 2009; Issued: None as of December 31, 2009		-	-
Treasury shares, at cost: 134,000 shares as of December 31, 2008 and 2009		(100)	(100)
Additional paid-in capital		64,930	65,056
Accumulated deficit		(67,577)	(69,054)

Total shareholders' deficit		(2,368)	(3,719)

Total liabilities and shareholders' deficit		$1,181	$835

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year Ended December 31,
	Note	2007	2008	2009

Revenues:	12
Software licenses		$1,225	$1,687	$1,184
Services and maintenance		1,895	1,754	1,245

Total revenues		3,120	3,441	2,429

Cost of revenues:
Software licenses		26	89	60
Services and maintenance		66	55	66

Total cost of revenues		92	144	126

Gross profit		3,028	3,297	2,303

Operating expenses:
Research and development, net	8	1,890	1,231	1,015
Sales and marketing		2,687	1,057	673
General and administrative		1,729	1,105	951

Total operating expenses		6,306	3,393	2,639

Operating loss		(3,278)	(96)	(336)
Financial expenses, net	9	(358)	(337)	(1,027)
Taxes on income (tax benefit)	10	331	(77)	62

Net loss		$(3,967)	$(356)	$(1,425)

Deemed dividend on Preferred A shares and exercise of additional investment rights during the year		$(850)	$-	$-

Net loss attributed to Ordinary shares		$(4,817)	$(356)	$(1,425)

Basic and diluted net loss per Ordinary share		$(0.08)	$(0.01)	$(0.02)
Weighted average number of shares used in computing basic and diluted net loss per Ordinary share (in thousands)		60,488	76,905	76,905

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS' DEFICIT

U.S. dollars in thousands (except share data)

	Preferred A shares		Ordinary shares		Treasury shares		Additional paid-in capital		Total shareholders' deficit
	Number of shares	Value	Number of shares	Value	Number of shares	Value		Accumulated deficit

Balance, January 1, 2007	48,333,334	$112	20,659,682	$51	134,000	$(100)	$59,891	$(61,993)	$(2,039)

Proceeds from exercise of additional investment rights	33,333,334	79	-	-	-	-	921	-	1,000
Proceeds from private placement of Ordinary shares and warrants, net of issuance costs of $ 203	-	-	56,378,980	137	-	-	3,042	-	3,179
Stock-based compensation	-	-	-	-	-	-	131	-	131
Deemed dividend on exercise of additional investment rights during the year	-	-	-	-	-	-	850	(850)	-
Cumulative effect of ASC 740-10 adoption	-	-	-	-	-	-	-	(411)	(411)
Net loss	-	-	-	-	-	-		(3,967)	(3,967)

Balance, December 31, 2007	81,666,668	191	77,038,662	188	134,000	(100)	64,835	(67,221)	(2,107)

Stock-based compensation	-	-	-	-	-	-	95	-	95
Net loss	-	-	-	-	-	-	-	(356)	(356)

Balance, December 31, 2008	81,666,668	191	77,038,662	188	134,000	(100)	64,930	(67,577)	(2,368)

Stock-based compensation	-	-	-	-	-	-	177	-	177
Cumulative adjustment upon adoption of an amendment of ASC 815-40, net	-	-	-	-	-	-	(51)	(52)	(103)
Net loss	-	-	-	-	-	-	-	(1,425)	(1,425)

Balance, December 31, 2009	81,666,668	$191	77,038,662	$188	134,000	$(100)	$65,056	$(69,054)	$(3,719)

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net loss	$(3,967)	$(356)	$(1,425)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	81	43	27
Stock-based compensation	131	95	177
Amortization of debt discount, long-term convertible loan discount and deferred financing costs	262	263	149
Accrued interest of loan-term convertible loan	59	61	60
Changes in fair value of instruments that are classified as liability	-	-	764
Severance pay, net	(54)	(11)	(17)
Decrease (increase) in accounts receivable	(241)	279	134
Decrease (increase) in prepaid expenses and other current assets	(38)	(85)	190
Increase (decrease) in accounts payable	(144)	(23)	63
Increase (decrease) in accrued expenses and other current liabilities	380	(603)	(93)
Increase (decrease) in deferred revenue	55	(290)	(106)
Restricted cash	(5)		1

Net cash used in operating activities	(3,481)	(627)	(76)

Cash Flows from investing activities:
Purchases of property and equipment	(47)	(10)	-
Operating lease deposit	-	-	40

Net cash provided by (used in) investing activities	(47)	(10)	40

Cash flows from financing activities:
Proceeds from private placements of Ordinary shares and warrants, net	3,179	-	-
Proceeds from exercise of additional investment rights	1,000	-	-

Net cash provided by financing activities	4,179	-	-

Increase (decrease) in cash and cash equivalents	651	(637)	(36)
Cash and cash equivalents at the beginning of the year	229	880	243

Cash and cash equivalents at the end of the year	$880	$243	$207

Cash paid during the year for interest and taxes	$17	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-          OPERATIONS

RadView Software Ltd. (the "Company") develops, markets and supports software that enables organizations to verify the scalability, efficiency and reliability of web applications, and facilitates their rapid development.

The Company has four wholly-owned subsidiaries in the United States, United Kingdom, Germany and Sweden. To date, the British, German and Swedish subsidiaries are inactive.

The Company incurred net losses of approximately $ 4 million in 2007, approximately $ 0.4 million in 2008 and approximately $ 1.4 million in 2009, and had an accumulated deficit of approximately $ 67.6 million and 69 million as of December 31, 2008 and 2009, respectively. The Company has funded these losses principally from equity and debt financing proceeds including an initial public offering in August 2000, private placements in March 2005, August 2006 and during 2007, as well as proceeds from technology license arrangements.

The Company believes that it will have sufficient liquidity in order to maintain its current operations, at least as of December 31, 2010.  The Company based its assessment on the expected collections from sales and based on a commitment from its controlling shareholder to support the Company by providing financing to allow the coverage of any budget deficit through the second quarter of 2011 up to an amount of $ 500,000. In addition, during 2009, the due date of the loan was extended until August 31, 2011.  In case that the above will not result in sufficient liquidity resources the Company intends to take measures to reduce its operating costs in order to support its operations at least through December 31, 2010. Therefore, these financial statements do not include any adjustments that may be required should the Company not be able to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. The significant accounting policies followed in the preparation of the consolidated financial statements, applied on a consistent basis, are as follows:

a.
Use of estimates:

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining certain financial instruments classified as liabilities, as well as in estimates used in applying the revenue recognition policy related to separation of multiple elements. Actual results could differ from these estimates.

b.
Financial statements in U.S. dollars:

A substantial portion of the Company's revenues are in U.S. dollars. The Company's management believes that the U.S. dollar is the currency of the primary economic environment in which the Company and its subsidiary operate. Thus, the functional and reporting currency of the Company is the U.S. dollar.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830, "Foreign Currency Matters". Changes in currency exchange rates between the Company's functional currency and the currency in which a transaction is denominated are included in the Company's results of operations as financial income (expense) in the period in which the currency exchange rates change. The representative rate of exchange was U.S.$1.00 = NIS 3.846 at December 31, 2007, NIS 3.802 at December 31, 2008 and NIS 3.775 at December 31, 2009.

     c.        Principles of consolidation:

The consolidated financial statements include the accounts of RadView Software Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash equivalents and restricted cash:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less. Restricted cash is invested in a short-term bank deposit, which is used as security for Company's guarantee for leased facilities. The deposit is in NIS and bears interest at an average rate of 0.1%.

e.	Allowance for doubtful accounts:

The Company provides an allowance for doubtful accounts against its accounts receivable. The reserve is computed for specific accounts, the collectability of which is doubtful based upon the Company's experience. A summary of the allowance for doubtful accounts is as follows:

	Year ended December 31,
	2007	2008	2009
	U.S. dollars in thousands

Balance at the beginning of year	$46	$46	$89
Provision	-	43	12
Write-offs	-	-	(58)

Balance at the end of year	$46	$89	$43

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the assets as follows:

Estimated useful life
(In years)

Computers and equipment	3
Office furniture and equipment	3 to 6
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for in accordance with ASC 360-10-35, "Property, Plant, and equipment- Subsequent Measurement", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2007, 2008 and 2009, no impairment losses have been identified.

As required by ASC 820, "Fair Value Measurements", the Company applies assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

h.	Severance pay:

In accordance with Israel's Severance Pay Law, the Company is required to make severance payments to Israeli employees upon their termination of employment. The amount of such severance payments is based on the most recent monthly salary multiplied by the number of years of employment as of the balance sheet date. The Company has accrued for the estimated total cost of severance pay as computed as of the balance sheet date. Severance expense totaled $ 62,000 in 2007, $ 100,000 in 2008 and $ 27,000 in 2009.

The Company has partially funded its severance pay obligations by monthly deposits for insurance policies. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and is presented as an asset in the consolidated balance sheets.

i.	Revenue recognition:

The Company generates revenues mainly from licensing the rights to use its software products. The Company also generates revenues from support and maintenance services and, to a lesser extent, from training. The Company sells its products primarily through its direct sales force and, to a lesser extent, through resellers and distributors considered as end-users.

The Company recognizes revenue in accordance with Statement of Position ASC 985-605 "Software Revenue Recognition". Accordingly, revenues from software product licenses are recognized upon delivery of the software provided there is persuasive evidence of an agreement, the fee is fixed or determinable, collection of the related receivable is probable and no further obligations exist. Revenues under multiple-element arrangements, which may include software licenses, support and maintenance and training, are allocated to each element based on their respective fair values based on vendor-specific objective evidence. This objective evidence represents the price of products and services when sold separately. When vendor-specific objective evidence of fair value exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method for recognition of revenues, when all other revenue recognition criteria are met.

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

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from time-based licenses, support and maintenance agreements are recognized ratably over the term of the time-based license or maintenance period, which is typically one year. Revenues from training are recognized as the services are performed and are deemed immaterial.

The Company generally does not grant a right of return to its customers. When a right of return exists, revenue is deferred until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

Revenue is recognized for software licenses sold to resellers or distributors at the time of delivery, provided that all revenue recognition criteria set forth in ASC 985-605 are fulfilled.

Amounts collected or billed prior to satisfying the above revenue recognition criteria were recorded as deferred revenue. Deferred revenue primarily represents deferred maintenance revenue.

j.	Research and development costs:

The Company has evaluated the establishment of technological feasibility of its products in accordance with ASC 985-20 "Software- Costs of Software to Be Sold, Leased, or Marketed" (formerly issued as FAS 86). The Company sells products in a market that is subject to rapid technological change, new product development and changing customer needs. Accordingly, the Company has concluded that technological feasibility is not established until the development stage of the product is nearly complete. The Company defines technological feasibility as the completion of a working model. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short. Consequently, the amounts that could be capitalized are not material to the Company's financial position or results of operations. Therefore, the Company has charged all such costs to research and development expense in the period incurred.

k.	Advertising expenses:

Advertising expenses are charged to the consolidated statements of operations as they are incurred. Advertising expenses totaled $ 94,000 in 2007, $ 30,000 in 2008 and $ 10,000 in 2009.

l.	Royalty - bearing grants:

Royalty - bearing grants from the Government of Israel for funding approved research and development projects (mainly from the Israeli Chief Scientist's Office ("OCS")) are recognized as a deduction from research and development expenses at the time the Company is entitled to such grants on the basis of the research and development costs incurred. The grants are to be paid through royalties as a percentage of future sales if and when sales from the funded projects are generated. Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of cost of revenues.

Research and development grants received or accrued by the Company in 2007 and 2008, were approximately $388,000 and $192,000, respectively. No grants were received or accrued in 2009. See Note 6.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740-10, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance to reduce deferred tax assets to their estimated realizable value. ASC 740-10 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with ASC 740.

Effective January 1, 2007, the Company utilizes a two-step approach for recognition and measurement of uncertain tax positions, as required by an amendment to ASC 740-10 (originally issued as "FIN 48"). In the first step, the Company evaluates the tax position taken or expected to be taken in a tax return for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. In the second step, the Company measures the tax benefit as the largest amount which is more than 50% likely to be realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. See also Note 10.

n.	Stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation- Stock compensation". ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

ASC 718 requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows.

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

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The computation of expected volatility is based on realized historical stock price volatility of the Company. The interest rate for period within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The options' expected life represent the period the Company's stock options expected to be outstanding and was determined based on the Simplified Method permitted by SAB 107 and extended by SAB 110 by the average of the vesting period and the contractual term. The Company is currently using the simplified method as there is no adequate historical experience available to provide other reasonable estimate. The Company adopted SAB 110 effective January 1, 2008.

The fair value for options granted in 2007, 2008 and 2009 is estimated at the date of grant using a Black-Scholes-Merton options pricing model with the following weighted average assumptions:

	Year ended December 31,
	2007	2008	2009

Expected life of option	4.02 years	3.61 years	4.13 years
Dividend yield	0%	0%	0%
Expected volatility	109%	109%	269%
Risk-free interest rate	4.74%	4.74%	1.52%

Share based payments are expensed on a straight-line basis.

o.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, accoumts receiveable, other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments.

The fair value of Derivatives that are classified as liability in the amount of $ 855,000 are based in accordance with Level 3 as described below (see also Note 7).

The changes in Level 3 liabilities measured at fair value on a recurring basis are summarized as follows:

Fair value of Warrants and conversion feature

Balance December 31, 2008	$-

Reclassification of the fair value of warrants and conversion feature at January 1, 2009	91
Net change in fair value of warrants and conversion feature	764

Balance December 31, 2009	$855

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company adopted the provision of ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820") on January 1, 2008. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1 -     quoted prices in active markets for identical assets or liabilities;

Level 2 -    inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 -    unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

p.         Basic and diluted net loss per share:

Basic net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential in accordance with ASC 260, "Earnings per Share."

All outstanding stock options have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. The total number of shares related to outstanding options excluded from the calculations of diluted net loss per share was 11,138,445, 10,660,772 and 19,292,872 for the years ended December 31, 2007, 2008 and 2009, respectively.

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

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

There were no major customers in 2007, 2008 or 2009.

r.
Derivative Instruments

Effective January 2009, the Company adopted in the amendment to ASC 815-40, "Contracts in Entity's Own Equity" (formerly issued as EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock"). ASC 815-40 changed the manner of determining  whether a freestanding instrument or embedded feature is indexed to the reporting company's own stock. The adoption of ASC 815-40's requirements affects issuers' accounting for warrants and many convertible instruments with provisions that protect holders from declines in the stock price ("Down-Round" provisions). Warrants with such provisions are no longer recorded in equity, and many convertible instruments with such provisions require "bifurcation" with the conversion option separately accounted for as a derivative under ASC 815, "Derivatives and Hedging" (formerly FAS 133, "Accounting for Derivative Instruments and Hedging Activities"). As a result of ASC 815-40, effective January 1, 2009, and due to the Down-Round protection of some of the Company's warrants and convertible debt, certain previously granted warrants were reclassified from shareholders' equity to liability and marked to market at each reporting date. In addition, the conversion embedded feature of the convertible debt was bifurcated and accounted as a derivative under ASC 815, marked to market at each reporting date. The cumulative effect on the accounting for the conversion feature of the Debentures and the related warrants at January 1, 2009 was $ 103,000.

s.	Treasury Shares Radview's shares held by the Company are presented at cost and deducted from shareholders' equity.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Impact of recently issued accounting standards:

Adoption of new accounting policies during the period:

1.
FASB Accounting Standards Codification:

In June 2009, the Financial Accounting Standards Board ("FASB") issued a standard that established the FASB Accounting Standards Codification ("ASC") and amended the hierarchy of generally accepted accounting principles ("GAAP") such that the ASC became the single source of authoritative U.S. GAAP. Rules and interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates ("ASUs"). The ASC is effective for the Company from September 1, 2009. Throughout the notes to the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

2.
Fair Value Measurements:

The Company adopted the provisions of ASC 820-10, "Fair Value Measurements and Disclosures" (formerly FAS 157, "Fair Value Measurements"), with respect to non-financial assets and liabilities measured at fair value on a nonrecurring basis effective January 1, 2009. The adoption of ASC 820-10 did not have a material impact on the Company's consolidated financial statements.

In April, 2009, the Company adopted the FASB's updated guidance ASC 820-10 (formerly, FSP FAS 157-4), related to fair value measurements and disclosures, which provides additional guidance for estimating fair value in accordance with the guidance related to fair value measurements when the volume and level of activity for an asset or liability have significantly decreased. The amended ASC 820-10 also includes guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of this guidance did not have a material effect on the consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-          PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31
	2008	2009
	U.S. dollars in thousands

Government authorities	$205	$34
Prepaid expenses	43	46
Other receivables	41	19

	$289	$99

NOTE 4:-          PROPERTY AND EQUIPMENT, NET

	December 31
	2008	2009
Cost:	U.S. dollars in thousands

Computers and equipment	$3,683	$3,683
Office furniture and equipment	222	222
Leasehold improvements	202	202

	4,107	4,107
Less – accumulated depreciation	4,072	4,099

	$35	$8
Depreciation expenses were $ 81,000 in 2007, $ 43,000 in 2008 and $ 27,000 in 2009.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-          ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2008	2009
	U.S. dollars in thousands

Employee compensation and related accruals	$326	$152
Professional fees	157	127
Government authorities and Tax	754	787
Accrued interest on convertible loan	158	218
Royalties to OCS related to sales	96	156
Other accrued expenses	114	132

	$1,605	$1,572

NOTE 6:-          COMMITMENTS AND CONTINGENT LIABILITIES

a.
Lease obligations

The Company operates primarily from leased facilities. Lease agreement expires through December, 2010. Annual minimum future rental payments due under the lease agreements as of December 31, 2009 are approximately as follows:

Amount

For the year ending December 31,

2010	$59,000

Total payments have been reduced by sublease rental of  $ 59,000 due in 2010 under a non-cancelable sublease.

Rent expense, net of sublease income was $ 182,000 in 2007, $ 110,000 in 2008 and $ 59,000 in 2009 (The Company had sublease income of $ 59,000 in 2009).

b.	Royalties

1.
In May 2005, the Company entered into a distribution agreement with another third party to re-brand, market and distribute certain software products of a third party also under the Company's private label name of WebLOAD Analyzer. The Company is required to pay royalties to the third party based on the Company's selling price for end-user revenues from the WebLOAD Analyzer product.

Royalties incurred in connection with these royalty arrangements totaled $ 18,000 in 2007, and have been classified as cost of license revenues. No royalties incurred in 2008 and 2009.

2.
The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. The Company is obligated to pay royalties to the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor (the "OCS") amounting to 3%-4.5% of the sales of the products and other related revenues generated from such activities sponsored, up to 100% of the grants received, linked to the U.S. dollar and bear interest at the rate of LIBOR (as of December 31, 2009 - 1%). Total amount of grants received or accrued, net of royalties paid or accrued, as of December 31, 2009, is approximately $ 473,000.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-          COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.	As of December 31, 2008 and 2009, the Company has an obligation to pay royalties in the amount of approximately $ 96,000 and $ 156,000, respectively, in respect of these grants.

c.
Legal proceeding

In April, 2010, a former employee commenced a proceeding for severance and salary payments and certain other claims in connection with the period of employment with the Company. The Company denies all claims and any liability made by the former employee. Based on management estimation, no provision was recorded with respect to this claim.

NOTE 7:-          SHAREHOLDERS' DEFICIT

a.
Authorized Ordinary share capital:

Ordinary shares confer upon their holders voting rights, the right to receive dividends or bonus shares, if declared, and the right to share in the excess assets upon liquidation of the Company after the Preferred A and B shares.

b.
Authorized Preferred shares:

Preferred shares confer upon their holders voting rights on an as-converted basis with Ordinary shares on all matters presented at a general meeting of shareholders, priority preference upon liquidation; and protective rights over significant corporate actions, such as approval of mergers and acquisitions, voluntary liquidation or dissolution, declaration of dividends, amendments to the articles of association, sale or transfer of assets, and issuance of securities with equal or superior rights.

c.
Treasury shares:

As of December 31, 2009, the Company holds 134,000 of its Ordinary shares as treasury shares at an aggregate cost of approximately $ 100,000. The Company has no dividend or voting rights associated with its treasury shares.

d.	Dividends The Company has never paid cash dividends to shareholders.

e.
Private placement 2004:

In March 2004, the Company completed a private placement (the "Private Placement") of its Ordinary shares, additional investment rights to purchase Ordinary shares (the "Additional Investment Rights") and four series of warrants to purchase Ordinary shares (the "Warrants") pursuant to a securities purchase agreement (the "Purchase Agreement") between the Company and certain purchasers named therein (the "Purchasers"), in reliance on an exemption under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-          SHAREHOLDERS' DEFICIT (Cont.)

The Company also issued to the Purchasers four series of Warrants which expired as of December 31, 2009 (in September 2006, series B and D warrants expired and in March 2009 series A and C warrants expired):

Series	Term	Exercise price	Number of Ordinary shares

Series A warrants	Four and a half years	$0.98	1,000,000

Series C warrants	Four and a half years	$0.98	333,332

			1,333,332

The Warrants were initially exercisable for the number of shares indicated above, subject to anti-dilution adjustments and, with respect to the Series C warrants, subject to the conditions indicated below. The Series A warrants became exercisable beginning September 11, 2004 for a term as noted in the table above. One half of the Series C warrants became exercisable on September 20, 2004, the date the Company's Ordinary shares were delisted from the Nasdaq SmallCap Market. Because the Additional Investment Rights were not exercised before the delisting event, the other one-half of the Series C warrants were no longer exercisable.

Outstanding Warrants as of January 1, 2009 contain a price adjustment mechanism which according ASC 815-40 result in a liability presentation. These Warrants were marked to fair value at each reporting date and expired during 2009. See also Note 2r.

f.	Private placement 2006:

On April 4, 2006, the Company signed definitive agreements for financing with an external investor on behalf of several limited partnerships in which it serves as general partner and other potential co-investors including one of the Company's directors and two existing shareholders (the "Investors"). On August 18, 2006, the Company's shareholders approved the abovementioned agreement and the Company closed the financing, receiving $ 1.5 million in consideration for 25,000,000 convertible Preferred A shares (the "Preferred shares"), and a convertible loan. The convertible loan bears interest at 8.0% per annum. The convertible loan plus any accrued interest thereon is convertible into Preferred shares at a conversion price of $ 0.03 per share, at the election of the Investors. The convertible loan matures three years from the closing date and, if not converted by such date, would become due and payable 30 days thereafter. The convertible loan is secured by a fixed charge on the Company's accounts receivable and intellectual property and a floating charge on all of its assets.

During 2009, the due date of the convertible loan was extended until August 31, 2011. The Company accounted for the extension agreement in accordance with ASC 470-50-40 (formerly EITF 96-19) as a non-substantive modification.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-          SHAREHOLDERS' DEFICIT (Cont.)

The Private Placement also provides additional investment rights, at the option of the Investors, to invest up to an additional $ 2.25 million of Preferred A shares at a price of $ 0.03 per share for a period of 18 months after the closing of the initial investment ("Additional Investment Rights"). Each Preferred A share is convertible into one of the Company's Ordinary shares, subject to adjustment for anti-dilution events. Each Preferred A share receives the same voting rights as Ordinary shares, except that the Preferred shares have approval rights over specified actions. Each Preferred share is entitled to a preference in liquidation over Ordinary shares. The Investors also received warrants to purchase 18,750,000 Preferred B shares with respect to the initial investment and would receive warrants for up to 56,250,000 Preferred B shares with respect to the exercise of Additional Investment Rights, each at an exercise price of $ 0.04 per share for a period of five years from date of issuance.

The consideration of $ 1.5 million from the initial investment was allocated based on the relative fair value of the convertible Preferred A shares, convertible loan, the warrants and the Additional Investment Rights in accordance with APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" (as codified in ASC 470-20, "Debt with Conversion and Other Options"). The total amount of the discount on the convertible loan and the beneficial conversion feature (BCF) calculated based on the guidance in ASC 470-20, amounting to $ 750,000 ($ 232,000 BCF and $ 518,000 related to the warrants and Additional Investment Rights), was amortized as interest expenses over the term of the convertible loan. At December 31, 2009, the remaining discount on the convertible loan was amortized in full.

As of January 1, 2009, the holders of warrants for 61,250,000 Preferred B shares and the holders of the convertible loan are entitled to a certain anti-dilution provision which according to ASC 815-40 results a liability presentation and marked to fair value. As of December 31, 2009 these derivatives measured to be $ 855,000. See also Note 2r.

In 2006 The Company also calculated the beneficial conversion feature on the Preferred A issued in accordance with ASC 470-20 (formerly issued as EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments") and recorded $ 212,000 as a deemed dividend.

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

The Company calculated the deemed distribution on the Preferred shares resulted from the exercise of the Additional Investment Rights and the issuance of the warrants in 2006 in accordance with the guidance of ASC 470-20 and recorded an additional amount of $ 670,000 as a deemed dividend.

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

NOTE 7:-          SHAREHOLDERS' DEFICIT (Cont.)

The Company calculated the deemed distribution on the Preferred shares resulting from the additional right and the issuance of the warrants in accordance to the guidance of EITF 00-27 and recorded an additional amount of approximately $ 850,000 as a deemed dividend.

In December 2006, February and March 2007, three addendums to the Share Purchase Agreement dated April 4, 2006 were signed concurrently with the respective Additional Investment (and were approved by the Company's general meeting in October 2007) according to which the Company would issue to the Investors for no further consideration a new option under each addendum that would provide the Investors upon the exercise of the Additional Investment Rights the right to acquire an identical amount of shares and warrants as were available to the Investors before each exercise.

g.
Private placement 2007:

On March 29, 2007 and May 10, 2007, the Company issued in a private placement to investors in Israel in consideration of $ 1,974,420 and $ 1,408,319, respectively net of issuance expenses of $ 118,000 and $ 85,000, respectively 32,907,000 and 23,471,980, respectively of its Ordinary shares and warrants to purchase up to 23,034,400 and 16,430,386 Ordinary shares, respectively at an exercise price per share of $ 0.06. The warrants are exercisable for five years from the closing date of the private placements. According to the agreements, the investors do not have the right to receive payment for liquidated damages if a registration statement on form F-3 is not declared effective. As of December 31, 2009, none of the shares were registered.

Effective January 1, 2009, instruments which do not have fixed settlement provisions are deemed to be derivative instruments. The conversion feature embedded in the loan, and  warrants issued by the Company, do not have fixed settlement provisions because their conversion and exercise prices, respectively, may be lowered if the Company issues securities at lower prices in the future. The Company was required to include the reset provisions in order to protect the holders of the loan from the potential dilution associated with future financings. In accordance with the FASB authoritative guidance, the conversion feature of the Notes was separated from the host contract (i.e., the loan) and recognized as a derivative instrument. Both the conversion feature of the loan and the warrants have been characterized as derivative liabilities to be marked to market at the end of every reporting period with the change in value reported in the statement of operations.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-          SHAREHOLDERS' DEFICIT (Cont.)

The derivative liabilities were valued using a lattice valuation technique (Monte Carlo Simulation) with the following assumptions:

	January 1,	December 31
	2009	2009

Conversion feature:
Risk-free interest rate	0.37%	0.47%-1.14%
Expected volatility	100%	100%
Expected life (in years)	0.66	1.66
Expected dividend yield	0	0
Warrants:
Risk-free interest rate	0.37%-1.28%	0.47%-1.7%
Expected volatility	100%	100%
Expected life (in years)	3.33	2.33
Expected dividend yield	0	0

Fair Value:
Conversion feature	$2	$264
Warrants	$89	$591

(1)	Expected Deemed Liquidation Date - end of 2012.
(2)	Risk Free Interest Rate - based on yields of the US Government Treasury Bonds with different periods to maturity (according to different projection periods).
(3)	Expected Volatility - since the Company has different classes of shares and its Preferred Shares are not publicly traded, the Company used the volatility of comparable publicly traded companies.
(4)	Expected life - the expected life of the conversion feature of the loan was based on the term of the loan and the expected life of the warrants was determined by the expiration date of the warrants.
(5)	Expected dividend yield - was based on the fact that the Company has not paid dividends to common shareholders in the past and does not expect to pay dividends to common shareholders in the future.
(6)
Anti-dilution Adjustment - the anti-dilution protection of the holders of Preferred Shares ceased to be effective as of March 2009. Based on the Management's estimation, during the first quarter of 2009 the Company did not expect any issuance of the Additional Securities. Therefore the model assumes that no anti-dilution adjustments would take place.

h.
Employee share purchase plan:

In November 2002, the Company established an employee share purchase plan (the "ESPP") which permits the eligible employees of the Company to purchase shares of the Company's Ordinary shares at 85% of the closing market price on either the first day or the last day of the applicable three-month period, whichever is lower. Employees may participate in the ESPP through regular payroll deductions of up to 10% of their pre-tax gross salary. Subject to adjustment for stock splits, stock dividends and similar events, a maximum of 1,500,000 Ordinary shares may be issued under the ESPP. No Ordinary shares were issued in connection with the ESPP in 2007, 2008 and 2009. As of December 31, 2009, there are 1,491,791 Ordinary shares available for future issuance under the ESPP.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-          SHAREHOLDERS' DEFICIT (Cont.)

i.	Stock option plans:

The Company has approved for issuance an aggregate of 35,664,266 Ordinary shares for the issuance of stock options under three stock option plans as follows:

•	31,714,266 Ordinary shares approved for issuance under a key employee share incentive plan (the "1996 Option Plan") adopted in 1996 and amended in 2001 and 2003;

•	3,950,000 Ordinary shares approved for issuance under the United States Share Incentive Plan (the "2000 Option Plan") adopted in 2000 and amended in 2001.

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

Under all option plans, any options that are cancelled or forfeited before expiration become available for future grants. As of December 31, 2009, there are 12,612,394 options available for future grant under the 1996 Option Plan and 2,329,953 under 2000 option plan.

Transactions related to the Company's stock option plans for each of the three years in the period ended December 31, 2009 are summarized as follows:

	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual term (in years)

Outstanding, January 31, 2007 *)	6,595,601	$0.11	5.01
Granted (1)	9,865,039	$0.07
Forfeited, cancelled or expired	(5,322,195)	$0.06

Outstanding, January 1, 2008 *)	11,138,445	$0.07	4.36
Granted	1,640,000	$0.06
Forfeited, cancelled or expired	(2,117,673)	$0.10

Outstanding, December 31, 2008 *)	10,660,772	$0.07	3.47

Granted	9,860,956	$0.02
Forfeited, cancelled or expired	(1,228,856)	$0.084

Outstanding, December 31, 2009 *)	19,292,872	$0.03	3.62

Exercisable, December 31, 2007	2,465,331	$0.12
Exercisable, December 31, 2008	5,025,240	$0.07	3.31
Exercisable, December 31, 2009	10,447,808	$0.03	2.92

*)	Includes 35,000 outstanding and exercisable options to consultants at a weighted average exercise price of $ 0.945 per share.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-          SHAREHOLDERS' DEFICIT (Cont.)

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's stock price on December 31, 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. These amount changes are based on the value of the Company's stock. Total intrinsic value of options exercised for the year ended December 31, 2009 is zero.

(1)
During 2006, the Company granted to the Chairman of the Company's board an option to purchase 455,000 Ordinary shares equivalent to 1% of the Company's issued and outstanding Ordinary and Preferred shares on an as converted basis. In addition as a form of anti-dilution protection as the investors exercise their additional investment rights, if at all, to purchase up to an additional 75,000,000 convertible Preferred shares as provided in the Share Purchase Agreement dated April 4, 2006 (see f above), the Chairman of the Company's board will be granted at each closing an additional option to purchase 1% of the incremental number of issued and outstanding Ordinary and Preferred shares (on an as converted basis) following each subsequent closing. During 2006 and 2007, pursuant to the exercise of the additional investment rights by the investor and pursuant to the anti-dilution provision described above, the Chairman of the Company's board was granted an option for an additional 566,666 Ordinary shares. The exercise price of such additional options shall be equal to the then market price at the time of grant. The options shall vest as follows: 50% of the granted options shall vest over 6 months from their grant date and the remaining 50% shall vest on the first anniversary of their grant date provided that the Chairman of the Company's board continues to serve as the Chairman.In addition, the Chairman of the Company's Board of Directors is entitled to an option to acquire 1% of the Company's issued and outstanding Ordinary shares and Preferred shares (on an as-converted basis) as a bonus for 2007. The milestone was fulfilled in April 2007 and the Chairman was granted an option to acquire 1,350,994 Ordinary shares.

In December 2006, the Company granted its director and previous Chief Executive Officer option to purchase 4,750,000 Ordinary Shares, at an exercise price per share of the fair market price on the date of the grant. The options shall vest over a four year period in equal quarterly installments. The options shall be exercisable, in accordance with the terms of the stock options plan.

During 2009, the Company cancelled 8,780,560 options that were previously granted to its employees and directors, and instead granted them replacement awards for the same amount of options, exercisable into Ordinary shares at $ 0.03 per share. Options not fully vested as of measurment date shall vest on a quarterly basis over the period commencing as of the original options grant (up to 3 years).

The new awards were considered as modification to previous grants and as such the fair value of this modification was estimated using the Black-Scholes-Merton option pricing model with the following assumptions: risk-free interest rates range 1.52%, dividend yields of 0%, expected volatility 269% and an expected term of the options based on the remaining period of the original options grant.

The total incremental compensation cost related to this modification is $ 38,000 out of which $ 30,000 were recognized during 2009.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-          SHAREHOLDERS' DEFICIT (Cont.)

Stock-based compensation expenses included in the reported net loss totaled to approximately $ 131,000 in 2007, $ 95,000 in 2008 and $177,000 in 2009, as follows:

	Year ended December 31,
	2007	2008	2009

Research and development	$14,000	$17,000	$10,000
Selling and marketing	10,000	5,000	6,000
General and administrative	107,000	73,000	161,000

Total stock-based compensation expense	$131,000	$95,000	$177,000

Additional information related to the Company's stock-based compensation awards is presented below, along with the additional disclosures required by ASC 718.

The following table summarizes the weighted average fair value of options granted for each of the three years in the period ended December 31, 2009 at market price on date of grant:

For the Year Ended:

December 31, 2007:
Weighted average exercise price	$0.07
Weighted average fair value on grant date	$0.07

December 31, 2008:
Weighted average exercise price	$0.06
Weighted average fair value on grant date	$0.06

December 31, 2009:
Weighted average exercise price	$0.02
Weighted average fair value on grant date	$0.02

As of December 31, 2009, 10,447,808 options were vested and 8,845,064 options are expected to be vested.

As of December 31, 2009, there was $ 549,000 of total unrecognized compensation cost related to unvested stock options. Unrecognized compensation cost is expected to be recognized over a weighted average period of 3.62 years.

NOTE 8:-          RESEARCH AND DEVELOPMENT, NET

	Year ended December 31,
	2007	2008	2009
	U.S. dollars in thousands
Research and development costs, net:

Payroll and related	$1,292	$951	$682
Subcontractors and materials	209	2	131
Others	777	470	202
	2,278	1,423	1,015

Less - participation of Government funds	(388)	(192)	-

	$1,890	$1,231	$1,015

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-          FINANCIAL EXPENSES, NET

	Year ended December 31,
	2007	2008	2009
Financial expenses:
Interest income	$(54)	$(5)	$-
Increase in fair value of warrants that are classified as liability and of bifurcated conversion feature	-	-	764
Interest expenses	342	317	223
Foreign currency transaction adjustments	70	25	40

	$358	$337	$1,027

NOTE 10:-        TAXES ON INCOME

a.	Applicable Tax Laws

1.
Amendment to the Israeli Income Tax Ordinance

On July 25, 2005, the Knesset (Israeli Parliament) approved the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among other provisions, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%.

On July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-        TAXES ON INCOME (Cont.)

2.
Measurement of taxable income under Israel's Income Tax (Inflationary Adjustments) Law, 1985:

Through 2007 results for tax purposes for Radview Software Ltd. are measured and reflected in accordance with the change in the Israeli Consumer Price Index ("CPI"). As explained above in Note 2, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

In accordance with paragraph 9(f) of FAS 109, as primarily codified in ASC 740, the Company has not provided deferred income taxes on the above differences resulting from changes in exchange rates and indexing for tax purposes.

In February 2008, the Knesset passed an amendment to the Income Tax (Inflationary Adjustment) Law, 1985, which limits the scope of the law starting in 2008 and thereafter. Beginning in 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting in 2008.

b.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law")

In 1998, the Company's was granted Approved Enterprise status under the Law. The Company elected to adopt the "Alternative Benefits" track This track entitles the Company to a benefit period of seven years on income derived from this program as follows: (a) a full income tax exemption for the first two years and (b) a reduced income tax rate of 25%, instead of the regular rate for the remaining five-year period. Depending on the level of non-Israel investments in the Company, the period for which the Company is entitled to a reduced tax rate of 25% can be extended to eight years. The period of the benefit is limited to 12 years from commencement of production or 14 years from the date of approval. As the Company has not yet reported any taxable income, the benefit period has not yet commenced.

The benefits from the Company's approved enterprise programs are dependent upon the Company fulfilling the conditions stipulated by the Law for Encouragement of Capital Investments, 1959 and the regulations published under this law, as well as the specific criteria in the Company's approved enterprise programs. If the Company does not comply with these conditions, the tax benefits may be canceled, and the Company may be required to refund the amount of the canceled benefits, with the addition of linkage differences and interest. As of the date of these financial statements, the Company believes it complies with these conditions.

If the Company distributes a cash dividend out of retained earnings which were tax exempt due to its approved enterprise status, the Company would have to pay a 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the recipients.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-        TAXES ON INCOME (Cont.)

As of December 31, 2009, the Company does not have retained earnings and accordingly, no tax-exempt income. Tax-exempt income attributable to the Approved Enterprise cannot be distributed to shareholders without subjecting the Company to taxes except upon a complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits. The Company's board of directors does not intend to distribute any amounts of its undistributed tax-exempt income as dividends.

On April 1, 2005, an amendment to the Investment Law came into effect (the "Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

In addition, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

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

c.
Tax benefits under Israel 's Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an "Industrial Company" under the Law for Encouragement of Industry (Taxes), 1969 and is therefore entitled to tax benefits, mainly accelerated depreciation of machinery and equipment and deduction of expenses incurred in connection with a public offering.

d.	Loss before income tax:

	Year ended December 31,
	2007	2008	2009
	U.S. dollars in thousands

Israel	$(2,044)	$532	$(446)
United States	(1,592)	(965)	(917)

	$(3,636)	$(433)	$(1,363)

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-        TAXES ON INCOME (Cont.)

e.	Taxes on income are comprised of the following:

	Year ended December 31,
	2007	2008	2009
	U.S. dollars in thousands

Foreign	$115	$-	$-
Domestic	216	(77)	62

	$331	$(77)	$62

f.
Net operating losses:

As of December 31, 2009, the Company's net operating tax loss carry forwards in Israel amounted to approximately $ 26.9 million. These net operating tax losses may be carried forward indefinitely and offset against future taxable business income.

The Company's U.S. subsidiary's tax losses through December 31, 2009 totaled approximately $ 33.2 million. These losses are available to offset future U.S. taxable income of the U.S. subsidiary may be subject to the limitation under rule 382 of the Internal Revenue Service, see below, and will expire between the years 2012 and 2026.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to "change in ownership" provision of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

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

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-        TAXES ON INCOME (Cont.)

g.         Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the parent Company deferred tax assets are as follows:

	December 31,
	2008	2009

Operating loss carryforward and deductions	$7,325	$4,864
Reserves and allowances	371	238

Net deferred tax asset before valuation allowance	7,696	5,102
Valuation allowance	(7,696)	(5,102)

Net deferred tax asset	$-	$-

As of December 31, 2009, the parent Company has provided full valuation allowance of $ 5,521 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

h.	Final tax assessments: The Company has received final tax assessments in Israel and in the US, regarding tax years through the end of 2005.

i.
Reconciliation of the tax expenses to the actual tax expenses:

The main reconciling items of the statutory tax rate of the Company (2007 - 29%, 2008 - 27%, 2009- 26%) to the effective tax rate (0%) are valuation allowances provided for deferred tax assets (in all reported periods) .

j.
Adoption of ASC 740-10

Effective January 1, 2007, the Company adopted ASC 740-10, which prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Though the validity of any tax position is a matter of tax law, the body of statutory, regulatory and interpretive guidance on the application of the law is complex and often ambiguous. Because of this, whether a tax position will ultimately be sustained may be uncertain. Prior to January 1, 2007, the impact of an uncertain tax position that did not create a difference between the financial statement basis and the tax basis of an asset or liability was included in the Company's income tax provision if it was probable the position would be sustained upon audit. The benefit of any uncertain tax position that was temporary was reflected in the Company's tax provision if it was more likely than not that the position would be sustained upon audit.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-        TAXES ON INCOME (Cont.)

Under ASC 740-10, the impact of an uncertain tax position that is more likely than not of being sustained upon audit by the relevant taxing authority must be recognized at the largest amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained. Also, under ASC 740-10, interest expense is recognized on the full amount of deferred benefits for uncertain tax positions.

The Company adopted the provisions of ASC 740-10 as of January 1, 2007. The accumulated effects of applying ASC 740-10 have been recorded as an increase of $ 411,000 of the accumulated deficit and of income tax payable as of January 1, 2007, of which approximately $ 55,000 related to interest and penalties.

A reconciliation of the beginning and ending balances of the total amounts of the unrecognized tax benefits is as follows:

Unrecognized tax benefits

Balance at January 1, 2009	$556,000
Additions for tax positions taken in the current year	62,000

Balance at December 31, 2009	$618,000

The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

The Company and its subsidiaries file income tax returns in Israel and in the USA. As of December 31, 2009, the Israeli tax returns of the Company are open to examination by the Israeli tax authorities for the tax years of 2006 through 2009.

NOTE 11:-        RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties consisted of the following:

	December 31
	2008	2009
	U.S. dollars in thousands

Accounts payable and accrued expenses	$14	$26

Transactions with related parties consisted of the following:

	Year ended December 31,
	2007	2008	2009
	U.S. dollars in thousands

Sales and marketing	$3	$-	$-
Research and development	11	-	-
General and administrative (management fee)	55	50	50
Financial expenses, net (see Note 7f)	322	331	205

Total costs and expenses	$391	$381	$255

The Company pays to its controlling shareholder a management fee in a minimum amount of $50,000 per year.

 RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12: -        DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE

The Company has adopted ASC 280 "Segment reporting". The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-user customer.

The Company's revenues by its customers ' geographic locations are as follows:

	Year ended December 31,
	2007	2008	2009
	U.S. dollars in thousands

United States	$1,879	$2,038	$1,585
Europe	186	890	702
Israel	704	191	72
Other	351	322	70

	$3,120	$3,441	$2,429

The Company's long-lived assets by geographic location are as follows:

	December 31
	2008	2009
	U.S. dollars in thousands

United States	$-	$-
Israel	35	8

Total	$35	$8

Item 19: Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description
1.1	Memorandum of Association of Registrant (English translation).*
1.2	Amended and Restated Form of Articles of Association of Registrant.*
2.1	Registration Rights Agreement (filed as Appendix E to the Company’s Proxy Statement for the year ended December 31, 2005 on Form DEF 14A, No. 000-31151, and incorporated herein by reference).
4.1	Amended and Restated Key Employee Share Incentive Plan (1996) (filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8, No. 333-67086, and incorporated herein by reference).
4.2	Amended and Restated United States Share Incentive Plan (2000) (filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8, No. 333-67086, and incorporated herein by reference)
4.3	Employee Share Purchase Plan (filed as Exhibit 10.1 to the Company’s Form 10-Q for the quarterly period ended September 30, 2002, and incorporated herein by reference)
4.4
Share Purchase Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. and certain other investors, dated as of April 4, 2006 (filed as Exhibit 10.18 to the Company’s Form 10-K for the year ended December 31, 2005, and incorporated herein by reference).

4.5
Form of Warrant Issued to Fortissimo Capital Fund GP, L.P. and certain other investors, in connection with the Share Purchase Agreement identified in Exhibit 4.4 above and in connection with the Addendums identified in Exhibits 4.6, 4.7 and 4.8 below (filed as Exhibit 4.12 to the Company’s Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

4.6
Addendum Number One to Share Purchase Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P., dated as of December 24, 2006 (filed as Exhibit 4.13 to the Company’s Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

4.7
Addendum Number Two to Share Purchase Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P., dated as of February 7, 2007 (filed as Exhibit 4.14 to the Company’s Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

4.8
Addendum Number Three to Share Purchase Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P., dated as of March 20, 2007 (filed as Exhibit 4.15 to the Company’s Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

4.9
Convertible Loan Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. and certain other investors, dated as of April 4, 2006 (filed as Exhibit 10.19 to the Company’s Form 10-K for the year ended December 31, 2005, and incorporated herein by reference).

4.10	Amendment and Addendum dated as of July 26, 2006 to the Convertible Loan Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. and certain other investors of April 4, 2006.*
4.11
Amendment No. 2 dated as of June 23, 2010 to the Convertible Loan  Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. and certain other investors dated of April 4, 2006, as amended.*

4.12	Form of Indemnification Agreement (filed as Appendix G to the Company’s Proxy Statement for the year ended December 31, 2005 on Form DEF 14A, No. 000-31151, and incorporated herein by reference).

4.13
Managements Services Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. (filed as Appendix F to the Company’s Proxy Statement for the year ended December 31, 2005 on Form DEF 14A, No. 000-31151, and incorporated herein by reference).

4.14
Form of Subscription Agreement for Private Placements led by Meitav Underwriting Ltd. in March and May 2007 (filed as Exhibit 4.19 to the Company’s Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

4.15
Form of Warrant issued in connection with the Subscription Agreement identified in Exhibit 4.14 above (filed as Exhibit 4.20 to the Company’s Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

8.1	Subsidiaries of the Registrant (incorporated by reference to Item 4C of this Annual Report on Form 20-F).
11.1	Code of Ethics and Business Conduct (filed as Exhibit 11.1 to the Company’s Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).
12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification by Vice President of Finance pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification by Chief Executive Officer and Vice President of Finance pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.
23.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global.

*	Filed herewith

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RadView Software Ltd.

/s/ Rami Goraly		/s/ Amira Paz
Rami Goraly		Amira Paz
Chief Executive Officer		Vice President of Finance (Principal Financial Officer)

Date: June 30, 2010