Form 20-F
period 2010-12-31
RADVIEW SOFTWARE LTD
filed 2011-06-30
CIK 1114999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Guy Yasur, 972-3-9157745, Guy@RadView.com, 14 Hamelacha Street, Park Afek, Rosh Ha’ayin 48091 Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:    Ordinary Shares, nominal value NIS 0.01  per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 76,904,662 Ordinary Shares and 81,666,668 Preferred A Shares, nominal value NIS 0.01 per share, as of December 31, 2010 and June 30, 2011.

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

3A: Selected Consolidated Financial Data

The selected consolidated statement of operations data for RadView Software Ltd. set forth below with respect to the years ended December 31, 2010, 2009 and 2008, and the selected consolidated balance sheet data as of December 31, 2010 and 2009, have been derived from our audited Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations data set forth below with respect to the years ended December 31, 2007 and 2006, and the consolidated balance sheet data as of December 31, 2008, 2007 and 2006, are derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The data should be read in conjunction with and is qualified by reference to our Consolidated Financial Statements and the Notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this Annual Report on Form 20-F.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Software licenses	$1,757	$1,225	$1,687	$1,184	$1,151
Services	2,526	1,895	1,754	1,245	1,266
Total revenues	4,283	3,120	3,441	2,429	2,417

Cost of revenues:
Software licenses	80	26	89	60	57
Services	133	66	55	66	123
Total cost of revenues	213	92	144	126	180

Gross profit	4,070	3,028	3,297	2,303	2,237

Operating expenses:
Sales and marketing	2,475	2,687	1,057	673	637
Research and development	1,512	1,890	1,231	1,015	896
General and administrative	1,671	1,729	1,105	951	742

Total operating expenses	5,658	6,306	3,393	2,639	2,275

Operating loss	(1,588)	(3,278)	(96)	(336)	(38)

Financial income (expenses), net	(210)	(358)	(337)	(1,027)	154
Income Tax (tax benefit)	—	331	(77)	62	(14)
Net Income (loss)	(1,798)	(3,967)	(356)	(1,425)	130
Deemed dividend on convertible preferred shares and exercise of additional investment rights during the year	(882)	(850)	—	—	—

Net Income (loss) attributed to Preferred shares	—	—	—	—	$67
Net Income (loss) attributed to Ordinary shares	$(2,680)	$(4,817)	$(356)	$(1,425)	$63

Basic and diluted net Income (loss) per Ordinary share	$(0.13)	$(0.08)	$(0.01)	$(0.02)	$0.00

Weighted average number of ordinary shares used in computing basic net earnings ( loss) per ordinary share	20,526	60,488	76,905	76,905	76,905

Weighted average number of ordinary shares used in computing diluted net earnings ( loss) per ordinary share	20,526	60,488	76,905	76,905	158,571

	As of December 31,
	2006	2007	2008	2009	2010

Consolidated Balance Sheet Data:
Cash and cash equivalents	$229	$880	$243	$207	$404
Working capital (deficit)	(1,984)	(1,810)	(2,379)	(1,853)	(1,651)
Total assets	1,367	2,179	1,181	835	1,004
Convertible Loan and accrued interest	94	344	593	968	1,028
Total shareholders’ equity (deficit)	(2,039)	(2,107)	(2,368)	(3,719)	(3,414)
Additional Paid in Capital	59,891	64,835	64,930	65,056	65,231

3B: Capitalization and Indebtedness

Not applicable.

3C: Reasons for the Offer and Use of Proceeds

Not applicable.

3D: Risk Factors

In addition to risks and uncertainties in the ordinary course of business that are common to all businesses, important factors that are specific to our industry and our Company could materially impact our future performance and results.We have provided below a list of these risk factors that should be reviewed in connection with our securities. These are not all the risks we face and other factors currently considered immaterial or unknown to us may impact our future operations.

Risks Related to Our Business

If we fail to develop new products or fail to enhance our existing products to respond to emerging technologies and industry trends, we will likely lose market share to our competitors and our revenues will likely decline.

The target market for our products is characterized by rapid technological change, frequent new product introductions, changes in customer requirements, evolving industry standards and significant competition. We expect to introduce new versions and develop enhancements to our existing products. Our future financial performance depends upon our ability to timely identify new market trends and Internet technology and to develop and commercialize software that is compatible with these emerging trends and technologies. We may not accurately identify trends and technologies or we may experience difficulties that delay or prevent the successful development, introduction or marketing of new or enhanced software products in the future. In addition, our products may not meet the requirements of the marketplace or of new industry standards, or achieve market acceptance. If we fail to successfully and timely develop and deploy new products or product enhancements, we may lose market share to our competitors, and our revenues may decline.

The commercial web application performance and testing solutions market is intensely competitive, subject to rapid change and significantly affected by new product introductions and other activities of market participants. Our primary competitors include companies which offer performance-testing software, such as Mercury Interactive (now owned by Hewlett Packard), Borland Software Corporation, Rational Software Corporation (a division of IBM), Neotys and Compuware Corporation. Some of our competitors have longer operating histories, better brand recognition, a larger installed base of customers and substantially greater financial, technical, marketing and other resources than we do. As a result, they may be able to respond more quickly to new or changing opportunities, technologies, standards or customer requirements.

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

We may face competition from emerging companies as well as from established companies who have not previously entered the market for performance testing products. Established companies may not only develop their own performance testing tools, but they may also acquire or establish product integration, distribution or other cooperative relationships with our current competitors. New competitors or alliances among competitors may emerge and rapidly acquire significant market share due to factors such as greater brand name recognition, a larger installed customer base and significantly greater financial, technical, marketing and other resources and experience.

Many of our competitors also have broader and more established distribution channels that may be used to deliver competing products directly to customers through bundling or other means. If competitors were to bundle competing products with their products, the demand for our products might be substantially reduced and our ability to distribute our products successfully would be substantially diminished. The entry of new competitors into our market could reduce our sales, require us to lower our prices, or both. Many of the factors that affect competition are outside of our control, and there can be no assurance that we can maintain or enhance our competitive position against current and future competitors.

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

Our products are complex and they have occasionally contained, and may in the future contain, undetected errors when first introduced or when new versions are released. If our products do not perform as intended in specific company environments, we may incur warranty costs, be subject to liability and experience delays. Regardless of the source of the errors, we will be forced to divert the attention of our engineering personnel from our research and development efforts to address any such errors. Any insurance policies that we may have may not provide sufficient protection should a claim be asserted. Moreover, the occurrence of errors, whether caused by our products or the products of another vendor, may result in significant customer relation problems and injury to our reputation, and thus may impair the market acceptance of our products and technology.

We expect to depend on sales of our WebLOAD product for a substantial majority of our revenues for the foreseeable future.

We anticipate that revenues from our WebLOAD product will constitute a substantial majority of our revenues for the foreseeable future. Consequently, any decline in the demand for our WebLOAD product could have a material adverse effect on our business.

Failure to develop strategic relationships could limit our growth.

We believe that our success in penetrating our target markets depends in part on our ability to develop and maintain strategic relationships with resellers, systems integrators and distribution partners. If we are unable to maintain our existing marketing and distribution relationships, or fail to enter into additional relationships, we will have to devote substantially more resources to direct sales and marketing of our products. In addition, licenses of our products through indirect channels have been limited to date. Our existing relationships do not, and any future relationships may not, afford us exclusive marketing or distribution rights. Therefore, our partners could reduce their commitment to us at any time in the future. Many of these partners have multiple relationships and they may not regard us as a significant partner for their businesses. In addition, these partners may terminate their relationships with us, pursue other relationships with our competitors or develop or acquire products that compete with our products. Even if we succeed in entering into these relationships, they may not result in additional customers or revenues.

Our products contain third party open source software, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our products.

Our products are distributed with software programs licensed to us by third party authors under “open source” licenses, which may include the GPL, the GNU Lesser General Public License, or LGPL, the BSD License and the Apache License. These open source software programs can include, without limitation, Snort®, Linux, Apache, Openssl, Etheral, IPTables, Tcpdump and Tripwire. These third party open source programs are typically licensed to us for a minimal fee or no fee at all, and the underlying license agreements generally require us to make available to the open source user community the source code for such programs, as well as the source code for any modifications or derivative works we create based on these third party open source software programs. Additionally, if we combine our proprietary software with third party open source software in a certain manner, we could, under the terms of certain of these open source license agreements, be required to release the source code of our proprietary software. This could allow our competitors to create similar products, which would result in a loss of our product sales.

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

With the introduction of the original version of our Open Source Edition in 2007, we exposed portions of our proprietary technology to the public, which may have led to unintended access to our confidential proprietary software, even though we have modified later versions of this product to remove the proprietary components. The reach of the open source community, beyond geographic borders, makes difficult the ability to police the proper use and protection of our software. We may have to resort to litigation to enforce our intellectual property rights, to protect our trade secrets or know-how or to determine the scope, validity or enforceability of our intellectual property rights. Defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, whether or not the defense is successful. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, or duplicate our products or our other intellectual property. Failure to adequately protect against or to promptly detect unauthorized use of our intellectual property could devalue our proprietary content, cause us to lose a valuable asset, and impair our ability to compete effectively.

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

Risks Related to Our Operations

We have had a history of losses and our future levels of sales and ability to achieve profitability are unpredictable.

We incurred net losses of $0.36 million in 2008. In 2009, our net loss was $1.42 million primarily due to the adoption of an amendment  to ASC 815-40 (formerly issued as EITF 07-5), “Derivatives and Hedging - Contracts in Entity's Own Equity”, which instructs companies to classify freestanding instruments (e.g., warrants) and embedded conversion features, that are not considered fixed-for-fixed (adjustment to the exercise price or to the conversion ratio) as liabilities with changes in fair value recognized at each reporting period at the statement of operations. The Company adopted the amendment starting January 2009. In 2010, we had an improvement in the net income which amounted to $0.13 million. As of December 31, 2010, we had an accumulated deficit of $69 million. We may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

We will need additional capital to finance our operations.

We will need to raise additional capital to finance our operations unless we are able to generate sufficient cash from operations. To date, except in 2010, we have been unable to generate sufficient cash from operations and there is no assurance that we will be able to raise such additional capital. Cash used in operating activities was $0.6 million in 2008 and $0.08 million in 2009. Cash provided by operating activities was $0.197 million in 2010.

At the annual shareholders meeting in December 2008, the shareholders approved the terms of a credit facility for up to $4 million that may be advanced by our principal shareholder, Fortissimo Capital Funds GP, LP (“Fortissimo”), upon the Company’s request. The principal shareholder under the 2008 credit facility has agreed in advance to comply with a request made by the Company for up to $0.5 million within the subsequent twelve months. In December 2009, the Company’s shareholders approved an amendment to the discretionary convertible credit facility that: (i) increased the amount of the convertible loans from $4 million to $6 million; (ii) revised the Conversion Price; (iii) allowed for potential co-lenders and (iv) limited the arrangement availability to mid 2011. The remaining terms of the convertible loans that may be extended under the Credit Facility (term, interest rate, security interests and warrants) remained unchanged. In December 2009, the Company’s shareholders approved an additional amendment which extended the arrangement availability to mid 2012

 Any request for future cash withdrawals from this facility will be subject to the discretion of Fortissimo. The Company has not made a request under the credit facility to date. The Company has not entered into an agreement in respect of the credit facility and an agreement will be executed if and when a withdrawal is to take place. See "Section 5B. Liquidity and Capital Resources".

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

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to evaluate the effectiveness of our internal control over financial reporting on an annual basis and furnish a report with management's assessment. Our management is also required to report on the effectiveness of our disclosure controls and procedures. We believe that significant time, effort and expense, including time of senior management will continue to be required to design, maintain and evaluate the internal control system over financial reporting under these rules. The costs involved in Section 404 compliance could have a material adverse effect on our business, results of operations and prospects.

Risks Relating To Our Financing Transactions

There has been and will continue to be substantial dilution to our existing shareholders as a result of a series of financings we have entered into since 2006.

At the closing of our 2006 financing, we issued to the investors 25,000,000 preferred shares, convertible debt that could be convertible into 25,000,000 preferred shares, and warrants to purchase up to an additional 18,750,000 preferred shares. The investors had the additional right, within 18 months after the closing, to purchase up to an additional 75 million preferred shares and warrants to purchase up to a total of 56,250,000 additional preferred shares. That additional investment right was exercised in part in three additional investments by one of the investors under that financing, as a result of which we issued to that investor 56,666,668 preferred shares and warrants to purchase up to an additional 42,500,000 preferred shares. The remainder of the additional investment rights expired in March 2008. As a result, the investors in the 2006 financing have the ability, upon conversion of the preferred shares and convertible debt, and exercise of the warrants, to acquire up to 167,916,668 of our ordinary shares.

The three additional investments by one of the investors as described above were made pursuant to three addendums to the purchase agreement for the 2006 financing, each of which granted to the investor a new option to purchase preferred shares and warrants to purchase preferred shares equal to the amount acquired under the additional investments. The new options have expired. See "Item 4B: Business Overview - Financing Transactions  " and "Item 7B: Related Party Transactions" for further discussion of the new options.

In addition, in connection with private placements by certain institutional investors in March 2007 and May 2007, that we refer to as the Meitav investments, the Company issued to those investors a total 56,378,980 ordinary shares and warrants to purchase up to an additional 39,465,286 ordinary shares. The Company has issued to its advisor in the private placements warrants to purchase 2,818,949 ordinary shares.

Furthermore, under the 2008 credit facility (as amended in 2009 and 2010) that may be provided by a principal shareholder, any loans taken by the Company will be convertible into ordinary shares at any time prior to repayment, at a conversion price per ordinary share, as follows: (a) the first $1 million of loan(s) shall be convertible into the Company’s ordinary shares at  the lower of: (x) $0.03 and (y) the average closing market price of the Company’s ordinary shares on the OTCBB during the 60 day period ending one day prior to the date of conversion of the applicable loan; but no less than $0.01 and (b) any loan amounts exceeding the first $1 million shall be convertible into the Company’s ordinary shares at a conversion price of $0.02 per ordinary share. Also, the Company undertook to grant warrants to acquire ordinary shares in a U.S. dollar amount equal to 50% of the principal amount of each loan. If the Company draws the maximum amount of the credit facility, the shareholder will be entitled to 400,000,000 ordinary shares upon conversion of the loans and will receive warrants to purchase up to 200,000,000 ordinary shares.  See "Item 4B: Business Overview - Financing Transactions  " and "Item 7B: Related Party Transactions" for further discussion of the 2008 credit facility.

Fortissimo and other investors in the 2006 financing have control over most matters submitted to a vote of the shareholders, thereby limiting the power of other shareholders to influence corporate action.

As of May 31, 2011, Fortissimo Capital Fund GP, LP, or Fortissimo, owned 47.6% of our outstanding ordinary shares and, together with certain other investors in the 2006 financing with which Fortissimo shares voting rights, these shareholders own 53.9% of our outstanding ordinary shares (including the ordinary shares issuable upon conversion of the preferred shares held by them) or 69.3% of our shares, including the shares issuable on exercise of warrants and additional investment rights and conversion of debt (but excluding the shares issuable under the 2008 credit facility, no portion of which has been drawn). See "Item 7A: Major Shareholders". Fortissimo and these other investors are parties to a voting agreement, in which the other investors undertook to vote their shares with Fortissimo, and consequently Fortissimo has the power to substantially influence the outcome of most matters submitted to a vote of shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of RadView. In addition, Fortissimo is also entitled to nominate a majority of the members of our board of directors to be designated as preferred directors. These preferred directors have been granted approval authority over significant corporate actions and transactions.

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

Our shares are quoted on the OTCBB. Until September 2004, our shares were traded on the Nasdaq SmallCap Market.  As a result of being traded on the OTCBB, our shareholders and we have experienced, and may in the future experience, negative consequences, including:

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

Our share price has fluctuated and may continue to fluctuate significantly. Fluctuations in our share price can occur for reasons that may be unrelated to operating results, including stock market-wide downturns and events related to the technology industry or in Israel. These fluctuations may adversely affect the market price of our ordinary shares.

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

Our principal offices and many of our subcontractors and suppliers are located in Israel.  Political, economic, security and military conditions in Israel directly influence us. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, since September 2000, there has been a high level of violence between Israel and various Palestinian groups. In July 2006, the Israeli army was engaged in extensive hostilities along Israel’s northern border with Hezbollah operating from Lebanon, and to a lesser extent in the Gaza Strip. Since June 2007, the Hamas militant group has taken over the Gaza Strip from the Palestinian Authority, and the hostilities along Israel’s border with the Gaza Strip have increased, escalating to a wide scale attack by Israel in December 2008, in retaliation to rocket attacks into southern Israel.

In May 2011, the Palestinian Authority and Hamas signed a reconciliation agreement, the effects of which are unclear, and the future of the “peace process” as a whole with the Palestinians remains uncertain.

Recently, countries in the region, such as Egypt, Syria and other Arab and Islamic countries,  have experienced political change and instability, the effects of which are currently difficult to assess.

Ongoing violence between Israel and the Palestinians, armed conflicts, terrorist activities, tension between Israel and neighboring Syria and Lebanon, or political instability in the region, may have a material adverse effect on our business, financial condition and results of operations. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We could be adversely affected by adverse developments in the “peace process” or by boycotts, restrictive laws or policies directed towards Israel or Israeli businesses.

In recent years, Israel has been going through periods of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel deteriorate. Furthermore, Israel is a party to certain trade agreements with other countries, and material changes to these agreements could have an adverse effect on our business.

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

A substantial portion of our revenues are generated in U.S. dollars, while a portion of our expenses, primarily salaries and related expenses incurred in our Israeli facility, is in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Our Israeli-based employees’ salaries are influenced by inflation in Israel. As a result, any increase in the rate of inflation in Israel may have a negative impact on our U.S. dollar-measured operating results unless the inflation in Israel is offset by a devaluation of the NIS in relation to the U.S. dollar. In 2006, the rate of inflation in Israel decreased by 0.1% and the value of the U.S. dollar decreased in relation to the NIS by 8.2%. In 2007, the rate of inflation in Israel decreased by 3.4% and the value of the U.S. dollar decreased in relation to the NIS by 8.97%. In 2008, the rate of inflation in Israel increased by 3.8% and the value of the U.S. dollar decreased in relation to the NIS by 1.1%. In 2009, the rate of inflation in Israel increased by 3.9% and the value of the U.S. dollar decreased in relation to the NIS by 0.7%. In 2010, the rate of inflation in Israel increased by 2.7% and the value of the U.S. dollar decreased in relation to the NIS by 6%. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. We cannot predict any future trends in the rate of inflation in Israel or trends in the rate of exchange between the NIS and the U.S. dollar. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be materially adversely affected. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will enter into such transactions in the future or that such measures will adequately protect adverse impact of inflation in Israel.

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

We were approved for research and development grants for 2007 of up to approximately $460,000 and for 2008 of up to approximately $200,000 under Government of Israel programs. Of these grants, we have received, as of May 31, 2011, $409,500 in respect of 2007 and approximately $180,000 in respect of 2008. In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in property and equipment. Some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs.

The Government of Israel has reduced the benefits available under these programs at various times over past years and has amended the specified conditions that must be met in order to achieve or maintain eligibility. See Item 10E below and in Note 11(b) to the Notes to Consolidated Financial Statements. We cannot guarantee that these programs continue in the future at their current levels or at all. If the Government of Israel reduces or ends these benefits, our business, financial condition and results of operations could be materially adversely affected.

It may be difficult to enforce a U.S. judgment against us or against certain of our directors, or to assert U.S. securities laws claims in Israel or serve process on these persons.

We are incorporated under the laws of the state of Israel. The chairman of the Board of Directors and all other directors and officers are nonresidents of the United States and the majority of our assets are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons or to effect service of process upon these persons in the United States. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law, as opposed to U.S. law, is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

—	the judgment is enforceable in the state in which it was given;
—	adequate service of process has been effected and the defendant has had a reasonable opportunity to present its arguments and evidence;
—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;
—	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and
—	an action between the same parties in the same matter is not pending in any Israeli court of law at the time the lawsuit is instituted in the U.S. court.

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

The Israeli Companies Law also provides that an acquisition of shares in a public company on the open market must be made by means of a tender offer if, as a result of the acquisition, the purchaser will become a 25% or greater shareholder of the company unless there is already another 25% or greater shareholder of the company. Similarly, an acquisition of shares must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% shareholder of the company.  In any event, if as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares. Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than United States tax law. For example, Israeli tax law may subject a shareholder who exchanges our ordinary shares for shares in another corporation to immediate taxation.

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

Our corporate headquarters and research and development facilities are located at 14 Hamelacha St., Park Afek, Rosh Ha’Ain, 48091, telephone +972-03-915-7060 and our website address is www.radview.com. The information contained on, or linked from, our websites is not a part of this report. Our U.S. sales office is located at 991 Highway 22 West, Bridgewater, New Jersey, 08807.

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

To date, we have licensed our software to approximately 2,000 organizations from all major industries including  Best Western International, Inc., Georgia Institute of Technology, Morningstar Corporation, Symantec, the Monsanto Company, GoDaddy, Esure and Barclaycard.

We provide an integrated suite of products that comprehensively verifies the performance, scalability, and integrity of web applications throughout the development lifecycle. Together, our innovative products provide all the technology needed to implement an organized, efficient process for automated testing through central consoles, seamless script sharing and support for open-standards. By using our family of products customers can detect and resolve issues faster and improve the quality of their web applications.

In February 2009, we re-focused our marketing efforts on our commercial WebLOAD Professional products, using the standard enterprise sales model for our direct sales force and channel partners. The open source initiative, which we introduced in April 2007, did not yield the anticipated benefits and therefore, in February 2009, we discontinued a portion of that program and removed the proprietary components of the open source edition of the product. The Open Source Edition now offers only our non-proprietary load engine which may attract developers interested in simulating web application loads, but does not provide a commercial alternative for the customers to whom we offer WebLOAD Professional.

 Financing Transactions

In August 2006, we closed a financing led by Fortissimo Capital Fund GP LP, or Fortissimo, and a group of co-investors that included one of our directors and two existing shareholders, for an initial investment of $1.5 million consisting of $750,000 for the purchase of 25,000,000 convertible preferred shares, at a purchase price of $0.03 per share, and $750,000 as a convertible loan (the “Convertible Loan”). The investors also had the right to purchase up to an additional 75 million preferred shares at a price of $0.03 per share, for up to a total of $2.25 million, within 18 months after the closing of the initial investment. The additional investment rights were exercised in part, as described below, and the remainder of these rights has expired.

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

The Convertible Loan under the August 2006 financing was due to be repaid on August 18, 2009. The investors had agreed to extend the loan payment date initially to June 30, 2010 and during the extension period, the loan was non-convertible and without interest. In December 2009, the Company's shareholders approved, and in June 2010, the Company and the investors entered into, an amendment to the Convertible Loan Agreement pursuant to which the repayment date of the Convertible Loan principal and interest was extended to August 31, 2011. In December 2010, the Company's shareholders approved, and the Company and the investors entered into, an amendment to the Convertible Loan Agreement pursuant to which the repayment date of the Convertible Loan principal and interest was further extended to August 31, 2012.

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

In March and May 2007, we closed two private placements for our ordinary shares led by Meitav Underwriting Ltd., or “Meitav”, and several institutional investors, totaling approximately $3.4 million for the purchase of 56,378,980 ordinary shares at a price per share of $0.06 and warrants to purchase 39,465,286 ordinary shares at a price per share of $0.06. The maximum number of ordinary shares potentially owned by these investors as a result of the private placements is 95,844,266 ordinary shares, assuming the exercise of all available warrants.

In December 2008, the Board and shareholders approved the terms of a convertible credit facility that may be provided to us by Fortissimo, our principal shareholder (the “2008 Credit Facility”). Except for an amount of $0.5 million, which Fortissimo has agreed to fund upon a request by the Company, any future cash withdrawals from this facility, are subject to the discretion of Fortissimo.  The Credit Facility was for an amount up to $4 million, in one or more loans, to be determined by Fortissimo at its sole discretion upon our request (each the “Loan”). Each Loan shall have a 3 year term, which may be extended for 2 additional one year terms by agreement of Fortissimo and us. The Loans shall bear interest at 8%, compounded annually, payable together with the repayment of the principal of the respective Loan. A Loan (or any part thereof) may be repaid at any time prior to its due date, at our discretion. Each Loan is convertible into ordinary shares, at the option of Fortissimo, at any time prior to repayment, at a conversion price per ordinary share equal to $0.01, the trading price at the time the 2008 Credit Facility was approved (the “Conversion Price”). As security for the repayment of the Loans, we shall grant Fortissimo (i) a fixed charge on our intellectual property, and (ii) a floating charge on our tangible and intangible assets, junior to all of our outstanding charges at the time of the Loan. We have also agreed that upon each draw down of a Loan, Fortissimo will be issued a warrant to acquire ordinary shares in a U.S. dollar amount equal to 50% of the principal amount of the Loan at a purchase price per share equal to the Conversion Price. Fortissimo has agreed to in advance to comply with a request by the Company under this Credit Facility up to $0.5 million within the next twelve months.

In December 2009, the Company’s shareholders approved an amendment to the discretionary convertible credit facility that: (i) increased the amount of the convertible loans from $4 million to $6 million; (ii) revised the Conversion Price; (iii) allowed for potential co-lenders and (iv) limited the arrangement availability to mid-2011. The remaining terms of the convertible credit facility (term, interest rate, securities and warrants) remained unchanged.

The terms of the Credit Facility following the amendment are as follows: Up to $6 million, in one or more loans, to be determined by Fortissimo at its sole discretion the Company’s upon request. The potential funding may be extended by Fortissimo and possibly certain co-lenders (that may include existing shareholders).

The conversion price of the convertible loan(s) extended under the amended credit facility shall be as follows: (a) the first $1 million of loan(s) shall be convertible into the Company’s ordinary shares at  the lower of: (x) $0.03 and (y) the average closing market price of the Company’s ordinary shares on the OTCBB during the 60 day period ending one day prior to the date of conversion of the applicable loan; but no less than $0.01 and (b) any loan amounts exceeding the first $1 million shall be convertible into the Company’s ordinary shares at a conversion price of $0.02 per ordinary share. In December 2010, the Company’s shareholders approved an extension to the arrangement facility until mid-2012. The Company has not entered into an agreement in respect of the credit facility and an agreement will be executed if and when a withdrawal is to take place.

See "Section 5B. Liquidity and Capital Resources".

2010 Product Highlights

In October 2010, we introduced a new pricing structure that makes WebLOAD more attractive to SMBs and QA departments in larger organizations. Under the new pricing structure, the cost of an entry-level license has been significantly reduced.

In December 2010, we announced the launch of WebLOAD Professional version 8.6, which makes it easier for a novice load testers to identify performance bottlenecks. WebLOAD 8.6 includes expert performance knowledge and best practice performance rules that proactively identifies performance bottlenecks in the system under test. This release also added support for Windows 7, Windows Server 2008 and Windows Vista, together with other usability and performance enhancements.

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
•
Nonstop Operation. Due to the business-critical nature of website initiatives, web applications must be available to users on a constant basis with minimal or no downtime for upgrades or modifications. Also, given the nature of the Internet, where websites can be accessed by users from all over the world, and within different time zones, operation must be available 24x7;

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

Our Market Opportunity and Solutions

We believe that the distributed environment segment of the Automated Software Quality, or ASQ, is where virtually all the growth of the ASQ market will be realized in the next few years, and that there is a significant market opportunity for solutions that test and verify the integrity, scalability, efficiency and reliability of web applications to facilitate their rapid deployment. This is due to the expanded use of the Internet and corporate intranets and extranets, the need for high quality software, and the increase in the criticality of web applications for the success of businesses.

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

Competition

Commercial competition

The web application performance and testing solutions market is intensely competitive, subject to rapid change and significantly affected by new product introductions and other activities of market participants. Our primary competitors include companies who offer application-testing software, such as Mercury Interactive (now owned by Hewlett Packard), Compuware, and Borland Software Corporation. We also compete against companies that provide a broader spectrum of development tools that include application-testing functionality, such as Rational Software Corporation (a division of IBM.) In addition, we compete with companies like Neotys whose main offering is application performance management software.

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

We anticipate that there will be continuing consolidation in the web application products’ market and in related markets such as computer software, media and communications. Our competitors may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies. As a result, they may be able to respond more quickly to new or changing opportunities, technologies, standards or customer requirements. Many of these competitors also have broader and more established distribution channels that may be used to deliver competing products directly to customers through bundling or other means. If competitors were to bundle competing products with their products, the demand for our products might be substantially reduced and our ability to distribute our products successfully would be substantially diminished.

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

Proprietary Rights

Our success and ability to compete depend upon our proprietary technology.  In addition, we rely on copyright, trade secret and trademark law to protect our proprietary information.  We also typically enter into an agreement with each of our employees, consultants and customers to control their access to and distribution of our software, documentation and other proprietary information. Nevertheless, a third party could copy or otherwise obtain our software or other proprietary information without our authorization, or could develop software competitive to ours.  We face additional exposure to this risk in connection with the earlier version of our Open Source Edition, available prior to February 2009, which contained some of our proprietary features. Although those proprietary features are no longer available, by its nature the source code of at least a portion of our technology was freely available to a community of developers. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology or duplicate our products or our other intellectual property.

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

Increase Revenues and Control Costs to Achieve Profitability

Our net loss was $0.36 million in 2008. Our net loss was $1.42 million in 2009 primarily due to the adoption of an amendment  to ASC 815-40 (formerly issued as EITF 07-5), “Derivatives and Hedging - Contracts in Entity's Own Equity”, which instructs companies to classify freestanding instruments (e.g., warrants) and embedded conversion features, that are not considered fixed-for-fixed (adjustment to the exercise price or to the conversion ratio) as liabilities with changes in fair value recognized at each reporting period at the statement of operations. The Company adopted the amendment starting January 2009. We had a net income of $ 0.13 million in 2010. We have lowered our operating costs in each of the past five years to more closely align costs with our expected revenues, and expect a further decrease in our general and administrative costs. We are focused on increasing our revenues while continuing to control costs in order to maintain and increase our positive cash flow in the future.

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

In 2008, we introduced WebLOAD Professional 8.3, with new analysis and reporting tools, improved support for Adobe Flex rich internet applications and enhancements to the usability and functionality of the WebLOAD IDE. In 2009, we introduced WebLOAD Professional version 8.4, which includes a new correlation engine, improved support for the WebLOAD IDE and enhanced productivity. In 2010 and 2011, we introduced WebLOAD Professional version 8.6, which makes it easier for a novice load tester to identify performance bottlenecks. WebLOAD 8.6 includes expert performance knowledge and best practice performance rules that proactively identify performance bottlenecks in the system under test. This release also added support for Windows 7, Windows Server 2008 and Windows Vista, together with other usability and performance enhancements.

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

Key features of our software include:

Comprehensive Performance Software:  Our software provides an integrated solution to simultaneously verify the integrity, scalability, efficiency and reliability of web applications.  In addition, our software can assess a web application’s overall performance, the performance of an application’s specific components and determine critical thresholds where performance starts to deteriorate.

Designed for Web Applications:  Our software is specifically designed for the complex web-based computing environment and is based on Internet standards, such as JavaScript, Java, ActiveX, HTML, XML, and DOM. This enables efficient simulation of very large numbers of users, extreme fluctuations in traffic and complex user demands placed on web applications. This also makes our software easier to use and allows it to be readily adaptable to emerging Internet technologies.

Detailed Performance Analysis:  Our software automatically monitors over 75 performance criteria and supports an extensive number of additional user-defined criteria. Companies using our products have the ability to verify the performance of web applications for each simulated user or transaction. By identifying and recording the root cause of a problem, our comprehensive measurement and reporting mechanisms expedite the process of problem resolution.

Verification Early in the Development Lifecycle: Our software assists companies in identifying and resolving issues with their web applications at every point in the development life cycle.  Resolving issues as early as possible in the development life cycle can lower the cost of developing web applications and accelerate the deployment of scalable, high performance web applications.

Ease of Use: All of our test scripts are generated using JavaScript, the programming language most commonly used by web application developers. This avoids the learning curve and costs associated with other products that utilize proprietary scripting languages.

Efficient Use of Resources: We design our products to run on a variety of platforms and make efficient use of a company’s available computer resources, thereby reducing the hardware requirements and investments needed to simulate heavy user traffic.  In addition, our software allows users to share company resources on an as-needed basis.

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

WebLOAD Professional supports all modern web development technologies, such as Web 2.0, Ajax, Web Services and SOA. WebLOAD also support Adobe Flex, RTSP/RTP and other multimedia protocols, which are available for purchase separately from WebLOAD Professional, and added to it in order to increase its functionality.

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

Key features and benefits of WebRM include flexible management of resources: Customers who license WebRM receive a fixed number of simulated users, or virtual clients, which may be distributed throughout the enterprise on an as-needed basis. For example, a customer with a license for 10,000 virtual clients could allocate all 10,000 virtual clients for use in one performance session, or alternatively, could conduct several concurrent performance sessions with any number of virtual clients, up to an aggregate of 10,000 virtual clients.

Customers

To date, we have licensed our software to approximately 2,000 customers worldwide, of which approximately 150 have renewed their software-support agreement with us. Our customers include companies across a broad range of industries, including financial services, technology, retail, manufacturing, government, telecommunication, health care and education.

Our customers are located primarily in the United States, Canada, Europe, Asia Pacific, and Israel. Revenues derived from customers in the United States as a percent of total revenues were, 59% in 2008, 65% in 2009 and 67% in 2010.  We expect to continue to derive the majority of our revenues from customers in the United States.

Sales and Marketing

Sales:  We sell our products through a direct sales force and through channel partners. Our direct sales force consists of sales personnel and sales engineers located at our corporate headquarters in Israel, as well as an office in the United States.  Our channel partners consist of testing services providers, web system integrators, independent software vendors and international distributors in Europe, Israel and Asia. Revenues from our indirect distribution channels as a percentage of total revenues were 28% in 2008, 18% in 2009 and 24% in 2010. In the future, we expect to expand our network of indirect channel partners to increase revenues from sales through them.

Marketing:  We engage in a variety of corporate and product marketing activities and provide product information through our website: www.radview.com. We offer free trials of our WebLOAD Professional that can be downloaded from our website. Our marketing programs are aimed at informing customers and prospects of the benefits of our software, increasing the market awareness of our products and generating demand for our products.  Our marketing activities include public relations initiatives, focused lead generation activities, participation in trade shows and conferences, web seminars, and cultivating relationships with key technology analysts.

Customer Support

We offer a range of support and maintenance and training services to our customers. We believe that providing a high level of customer service and technical support is necessary to achieve rapid product implementation, which in turn, is essential to customer satisfaction, continued license sales and revenue growth. We provide telephone and e-mail technical support from Dallas, Texas, and from our development center in Israel. Support and maintenance agreements are generally purchased for 12-month terms. We track support requests through a series of customer databases, including current status reports and historical customer interaction logs.  We use customer feedback as a source of ideas for product improvements and enhancements. We also, to a lesser extent, provide training (introductory and advanced) and consulting to assist our customers in the development and deployment of web-based applications using our products.

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

Members of our research and development group have extensive experience working with web technologies and software testing solutions. We believe that our future performance will depend in large part on our ability to enhance our current product line, develop new products and provide innovative solutions for verifying the performance and scalability of web applications. Our research and development expenses were $1.2 million in 2008, $1 million in 2009 and $0.9 million in 2010.

We received approval for a grant in the amount of up to approximately $460,000 in 2007 and up to $200,000 in 2008 from the Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor for participation in our research and development programs. Of these grants,  we have received, as of May 31, 2011, $409,500 in respect of 2007 and approximately $180,000 in respect of 2008. We do not expect a material change in 2011 in our research and development expenses.

Product Technology and Architecture

Our technologies are built on an open, portable architecture based on industry standard technologies. Our products may be deployed on Windows NT, Windows 2000, Windows XP, Windows 2003, Windows Vista, Windows 7, Sun Solaris and Linux operating systems. Our products incorporate the Internet standard scripting language, JavaScript, enabling our customers to easily develop, deploy and manipulate the scripts required to assess the performance of their web applications.  We have also extended JavaScript to enable integration of Java, ActiveX and XML and work with other standard web technologies, such as SSL encryption schemes. Integration with these standard technologies helps ensure that our products are available for use regardless of the customer’s operating environment.

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

In the United States — RadView Software Inc., a New Jersey corporation with offices in New Jersey, is our wholly-owned subsidiary and a site of our sales and support center. In addition, we have two inactive wholly-owned subsidiaries in Europe: RadView Software (UK), and RadView AB in Sweden. In 2010, we have decided to liquidate the inactive RadView GmbH in Germany.

4D. Property, Plants and Equipment

We do not own any real property. We lease approximately 656 square feet of office space in Rosh Ha’ayin, Israel for our corporate headquarters, research and development and international sales operations under a lease and which will expire in December 2011. In addition, we rent an office suite in Bridgewater, New-Jersey under a lease which is renewed on a quarterly basis. We believe that the properties leased by us are adequate for all of our present and near-term needs.

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

Our net loss attributed to ordinary shares was $0.36 million in 2008 and $1.42 million in 2009. We had a decrease in our net loss in 2008 which resulted primarily from the increase in revenues and decrease in operational costs. The increase  in our net loss in 2009 resulted primarily from a decrease in revenues and due to the adoption of an amendment  to ASC 815-40 (formerly issued as EITF 07-5), “Derivatives and Hedging - Contracts in Entity's Own Equity”, which instructs companies to classify freestanding instruments (e.g., warrants) and embedded conversion features, that are not considered fixed-for-fixed (adjustment to the exercise price or to the conversion ratio) as liabilities with changes in fair value recognized at each reporting period at the statement of operations. The Company adopted the amendment starting January 2009. In 2010, our net income attributed to ordinary shares was $ 0.063 million. The improvement in net income in 2010 resulted mainly due to a decrease in our operational costs along with financial income due to changes in fair value of derivatives. See also Note 7 and Note 10 to the consolidated financial statements. If we are to maintain future profitability, we must continue to increase our revenues while maintaining lower operating expenses.

Cash used in operating activities was $0.6 million in 2008 and $0.08 million in 2009. In 2010, cash provided by operating activities was $0.197 million attributable primarily to reduction in our operational expenses which resulted in net income, partially offset by non-cash charges such as depreciation expenses, stock-based compensation, amortization on debt discount along with changes in current assets and liabilities and valuation of derivatives. We expect that operating expenses will constitute a material use of our cash resources.

In December 2008, the Board and shareholders approved the terms of a credit facility for up to $4 million that may be advanced upon the Company’s request. Except for an amount of $0.5 million, which Fortissimo has agreed to fund upon a request by the Company, any future cash withdrawals from this facility, are subject to the discretion of Fortissimo.

In December 2009, the Company’s shareholders approved an amendment to the discretionary convertible credit facility that: (i) increased the amount of the convertible loans from $4 million to $6 million; (ii) revised the Conversion Price; (iii) allowed for potential co-lenders and (iv) limited the arrangement availability to mid-2011. The remaining terms of the convertible credit facility (term, interest rate, securities and warrants) remained unchanged. In December 2010, the Company’s shareholders approved an extension to the arrangement facility until mid-2012.

Our cash balance was $404,000 as of December 31, 2010. We believe that our existing cash and cash equivalents, which include the proceeds available from the additional investments by Fortissimo in 2007 and the Meitav-led investments, will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next twelve months.

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

The Company recognizes revenue in accordance with Statement of Position ASC 985-605 "Software Revenue Recognition" ("ASC 985-605"), as amended. Pursuant to ASC 985-605, revenues from software product licenses are recognized upon delivery of the software provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable and no further obligations exist. Revenues under multiple-element arrangements, which may include software licenses, support and maintenance, are allocated to each element based on their respective fair values based on vendor-specific objective evidence. This objective evidence represents the price of products and services when sold separately. When vendor-specific objective evidence of fair value exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method for recognition of revenues, when all other revenue recognition criteria are met.

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

Revenues from support and maintenance agreements are recognized ratably over the support or maintenance period, which is typically one year.

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

Legal contingencies

In April 2010, a former employee commenced a proceeding for severance and salary payments and certain other claims in connection with the period of employment with the Company. The Company denies all claims and any liability towards the former employee. Based on management estimation, a provision was recorded with respect to this claim.

Allowance for doubtful accounts

An allowance for doubtful accounts is determined with respect to those specific amounts that our management has determined to be doubtful accounts. We perform ongoing credit evaluations of our customers. Any changes in our assumptions relating to the collectability of our accounts receivable, may affect our financial position and results of operations.

Income taxes

The Company account for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740") and its amended provisions regarding tax position FASB Interpretation, or FIN, No. 48, "Accounting for Uncertainty in Income Taxes" - An Interpretation of ASC 740, or FIN 48. ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance to reduce deferred tax assets to their estimated realizable value. ASC 740 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with ASC 740.

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

The computation of expected volatility is based on realized historical stock price volatility of the Company. The interest rate for period within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The options expected life represent the period the Company's stock options expected to be outstanding and was determined based on the Simplified Method permitted by SAB 107 and extended by SAB 110 by the average of the vesting period and the contractual term. The Company is currently using the simplified method as there no adequate historical experience available to provide other reasonable estimate. The Company adopted SAB 110 effective January 1, 2008.

The fair value for options granted in 2008 and 2009 is estimated at the date of grant using a Black-Scholes-Merton options pricing model with the following weighted average assumptions. No options were granted during 2010.

	Year ended December 31,
	2008	2009	2010

Expected life of option	3.61 years	4.13 years	-
Dividend yield	0%	0%	-
Expected volatility	109%	269%	-
Risk-free interest rate	4.74%	1.52%	-

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

The derivative liabilities were valued using a lattice valuation technique (Monte Carlo Simulation) with the following assumptions:

(1)	Expected Deemed Liquidation Date - end of 2013.
(2)	Risk Free Interest Rate - based on yields of the US Government Treasury Bonds with different periods to maturity (according to different projection periods).
(3)	Expected Volatility - since the Company has different classes of shares and its preferred shares are not publicly traded, the Company used the volatility of comparable publicly traded companies.
(4)	Expected life - the expected life of the conversion feature of the loan was based on the term of the loan and the expected life of the warrants was determined by the expiration date of the warrants.
(5)
Expected dividend yield - was based on the fact that the Company has not paid dividends to holders of ordinary shares in the past and does not expect to pay dividends to holders of ordinary shares in the future.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830, "Foreign Currency Matters". Changes in currency exchange rates between the Company's functional currency and the currency in which a transaction is denominated are included in the Company's results of operations as financial income (expense) in the period in which the currency exchange rates change. The representative rate of exchange was U.S.$ 1.00 = NIS 3.802 at December 31, 2008, U.S.$ 1.00 = NIS 3.775 at December 31, 2009 and U.S.$ 1.00 = NIS 3.549 at December 31, 2010.

5A: Results of Operations

The following table sets forth the consolidated statement of operations data as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010

Revenues:
Software licenses	49.0%	49.0%	48.0%
Services	51.0%	51.0%	52.0%
Total revenues	100.0%	100.0%	100.0%

Cost of revenues:
Software licenses	2.6%	2.5%	2.4%
Services	1.6%	2.7%	5.1%
Total cost of revenues	4.2%	5.2%	7.5%

Gross profit	95.8%	94.8%	92.5%

Operating expenses:
Research and development	35.8%	41.8%	37.1%
Sales and marketing	30.7%	27.7%	26.4%
General and administrative	32.1%	39.2%	30.7%
Total operating expenses	98.7%	108.6%	94.2%

Operating loss	(2.8)%	(13.8)%	(1.57)%

Financial income (expenses), net	(9.8)%	(42.3)%	6.4%

Deemed dividend	(0.0)%	(0.0)%	(0.0)%

Net Income (loss) attributed to Preferred shares	-	-	2.8%
Net Income (loss) attributed to Ordinary shares	(10.4)%	(58.7)%	2.6%

Comparison of 2010 and 2009

Revenues

Total Revenues: Total revenues were $2.43 million in 2009 and $2.42 million in 2010.  Total revenues decreased by $0.01 million, or less than 1% due to a $0.03 million decrease in product revenues and a $0.02 million increase in services revenues.

Software License: Software license revenues consist primarily of revenues from the license of our software products to end-users and resellers. Software license revenues were $1.18 million in 2009 and $1.15 million in 2010.  Software license revenues decreased by $0.03 million, or 3%, due to decrease in sales.

Services: Service revenues consist primarily of revenue from annual support and maintenance contracts and, to a lesser extent, training and consulting services. Services revenues were $1.25 million in 2009 and $1.27 in 2010. Services revenues increased by $0.02 million, or 2%, due to an increase in support and maintenance contract renewals.

Cost of Revenues

Cost of Software Licenses: Cost of software licenses consists principally of royalties due to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor.  Cost of software licenses was $60,000, or 5.1% of software license revenue in 2009 compared to $57,000, or 5% of software license revenue in 2010.  The decrease in the cost of software licenses resulted from a decrease in royalty-bearing product sales in 2010.

Cost of Services: Cost of services consists principally of personnel related costs associated with customer support and training. Cost of services was $66,000, or 5.3% of service revenues in 2009 compared to $123,000 or 9.7% of service revenues in 2010. This increase was due to an increase in personnel costs for support and maintenance services in 2010.

Operating Expenses

Research and Development: Research and development expenses consist principally of salaries and related expenses required to develop and enhance our products.  Research and development expenses were $1.01 million, or 41.8% of total revenues in 2009 compared to $0.9 million, or 37.1% of total revenues in 2010.  This decrease resulted primarily from the reduction in personnel and salary-related costs. We do not expect a material change in our research and development expenses in 2011.

Sales and Marketing: Sales and marketing expenses consist principally of salaries and commissions for sales personnel, recruiting costs, trade show costs, travel and other marketing costs such as lead generation activities, advertising and product promotion.  Sales and marketing expenses were $0.67 million, or 27.7% of total revenues in 2009 compared to $0.63 million, or 26.4% of total revenues in 2010.  The decrease in sales and marketing costs relate to reductions in personnel and salary-related costs.  We do not expect a material change in our sales and marketing costs in 2011.

General and Administrative: General and administrative expenses consist principally of executive, finance and administrative salaries and related expenses, and costs of being a publicly held company. General and administrative expenses were $0.95 million, or 39.2% of total revenues in 2009 compared to $0.74 million, or 30.7% of total revenues in 2010. This decrease resulted primarily from reductions in personnel and salary-related costs. We expect that our general and administrative expenses will decrease further in 2011 due to a reduction in personnel.

Financial Income (Expense), Net: Financial income, net was $0.13 million in 2010 resulting primarily from the decrease in fair value of derivatives which are classified as liability due to the adoption in 2009 of new accounting standards that require us to recognize certain derivatives as liabilities and to measure them at fair value through earnings each reporting date ($0.17 million) and due to the completion of the 2006 convertible loan's discount amortization. Interest expense was incurred due to interest on a convertible loan received from a related party ($0.06 million).

Currency translation losses were $0.04 million in 2009 compared to currency translation gains of $0.04 million in 2010. The increase resulted from the reduction of certain debtors' remained balances from previous years that were aged and was partially offset by exchange rate fluctuations between the U.S. dollar and the NIS.

Income Taxes: Income Taxes expenses were $ 0.06 million in 2009 and income taxes benefits were $0.014 million in 2010 due to tax positions taken by the Company in 2010 (see also Note 11e to the consolidated financial statements).

We have an estimated net operating loss carry forward for Israeli tax purposes totaling approximately $ 27 million through December 31, 2010, that would reduce future Israeli income taxes, if any. These net operating losses may be carried forward indefinitely and offset against future taxable business income.

Our U.S. subsidiary has net taxable losses for U.S. Federal and State tax purposes totaling approximately $33 million through December 31, 2010. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to “change in ownership” provision of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Comparison of 2009 and 2008

Revenues

Total Revenues: Total revenues were $3.44 million in 2008 and $2.43 million in 2009.  Total revenues decreased by $1.01 million, or 29 % due to a $503,000 decrease in product revenues and a $508,000 decrease in services revenues.

Software License: Software license revenues consist primarily of revenues from the license of our software products to end-users and resellers. Software license revenues were $1.687 million in 2008 and $1.18 million in 2009.  Software license revenues decreased by $507,000, or 30%, due to decrease in sales.

Services: Service revenues consist primarily of revenue from annual support and maintenance contracts and, to a lesser extent, training and consulting services. Services revenues were $1.8 million in 2008 and $ 1.25 million in 2009. Services revenues decreased by $508,000, or 29%, due to a decrease in support and maintenance contract renewals.

Cost of Revenues

Cost of Software Licenses: Cost of software licenses consists principally of royalties due to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor.  Cost of software licenses was $89,000, or 2.6% of software license revenue in 2008 compared to $60,000, or 5.1% of software license revenue in 2009.  The decrease in the cost of software licenses resulted from a decrease in royalty-bearing product sales in 2009.

Cost of Services: Cost of services consists principally of personnel related costs associated with customer support and training. Cost of services was $55,000, or 1.6% of service revenues in 2008 compared to $66,000 or 5.3% of service revenues in 2009. This increase was due to an increase in personnel costs for support and maintenance services in 2009.

Operating Expenses

Research and Development: Research and development expenses consist principally of salaries and related expenses required to develop and enhance our products.  Research and development expenses were $1.2 million, or 35.8% of total revenues in 2008 compared to $1.01 million, or 41.8% of total revenues in 2009. This decrease resulted primarily from the reduction in personnel and salary-related costs.

Sales and Marketing: Sales and marketing expenses consist principally of salaries and commissions for sales personnel, recruiting costs, trade show costs, travel and other marketing costs such as lead generation activities, advertising and product promotion.  Sales and marketing expenses were $1.1 million, or 30.7% of total revenues in 2008 compared to $0.67 million, or  27.7% of total revenues in 2009.  The decrease in sales and marketing costs relate to reductions in personnel and salary-related costs.

General and Administrative: General and administrative expenses consist principally of executive, finance and administrative salaries and related expenses, and costs of being a publicly held company.  General and administrative expenses were $1.1 million, or 32.1% of total revenues in 2008 compared to $0.95 million, or  39.2% of total revenues in 2009. This decrease resulted primarily from reductions in personnel and salary-related costs.

Financial Income (Expense), Net: Financial expense, net was $1 million in 2009 resulting primarily from the adoption in 2009 of new accounting standards that require us to recognize certain derivatives as liabilities and to measure them at fair value through earnings each reporting date ($0.76 million), and from interest expense due to discount amortization and interest on a Convertible Loan received from a related party ($0.2 million).  We expect that our interest expense, net will decrease in 2010 as a result of completion of the discount amortization of Convertible Loan and warrants costs in connection with financings that occurred during 2006.

Currency translation gains and losses were $0.025 million in 2008 and $0.04 million in 2009.  The increase resulted from exchange rate fluctuations between the U.S. dollar and the NIS.

Income Taxes: Income Taxes benefit were $0.08 million in 2008 and income taxes expenses were $ 0.06 million in 2009 due to tax positions taken by the Company in 2009 (see also Note 10e to the consolidated financial statements).

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

Impact of Inflation and Currency Fluctuations

A substantial majority of our revenues is received, and a majority of our expenses is incurred, in U.S. dollars.  Revenues denominated in U.S. dollars as a percent of total revenues were 84.1% in 2008, 84.3% in 2009 and 92.46% in 2010.  Expenses denominated in U.S. dollars as a percent of total expenses were 21% in 2008, 15% in 2009 and 14% in 2010.

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

Impact of Recently Issued Accounting Standards

In October 2009, the FASB issued an update to ASC No. 985-605, "Software-Revenue Recognition" (originally issued as EITF 09-3). In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. The mandatory adoption is on January 1, 2011. The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

In January 2010, the FASB updated the guidance ASC Topic 820 related to "Fair Value Measurements Disclosures". More specifically, this update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The adoption of this new guidance did not have a material impact on the Company's financial statements.

In June 2011, the FASB issued the guidance for ASC 2011-05 "Changes the presentation of comprehensive income". According to ASC 2011-05, Companies will have two choices of how to present items of net income, items of other comprehensive income ("OCI") and total comprehensive income. Companies can create one continuous statement of comprehensive income or two separate consecutive statements. Companies will no longer have a third choice to present OCI in the statement of stockholders’ equity.

The effective date for public companies is fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is currently evaluating the impact on its consolidated financial statements.

Effective Corporate Tax Rate

The corporate tax rate applicable to Israeli companies was 29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010, and the tax rate decreased to 24% in 2011. The corporate tax rate will further decrease to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 onwards. However, we have derived, and expect to continue to derive, a substantial portion of our income under our Approved Enterprise capital investment program. Subject to compliance with applicable requirements, such income will be tax exempt for a period of two years and will be subject to a reduced corporate tax rate of 25% in the following five to eight years, subject to the level of foreign shareholders holdings in our ordinary shares.  Tax benefits for each capital investment program are only effective in restricted periods according to the Encouragement of Capital Investments Law.  If we do not comply with the applicable requirements, the tax benefits may be canceled. We believe that we comply with these conditions.  If we operate under more than one approval, or if our capital investments are only partially approved, our effective tax rate will be a weighted combination of the various applicable tax rates. We may not be able to obtain approval for additional Approved Enterprise programs. Since we have incurred tax losses through December 31, 2010, we have not yet used the tax benefits for which we are eligible.

Grants and Participation

We have received approval for a participation grant from the Office of the Chief Scientist (“OCS”) of Israel’s Ministry of Industry, Trade and Labor in our Open Source Web Testing project for 2007, in the amount of up to approximately $460,000.  As of May 31, 2011, we have received the amount of $409,500 out of the entire grant and there is no further amount expected to be received in connection with this project. In addition, we have received approval for a participation grant from the OCS in our Load and Performance Testing project for 2008, in the amount of up to approximately $200,000. As of May 31, 2011, we have received the amount of $180,000 out of the entire grant and there is no further amount expected to be received in connection with this project. A  new application was submitted to the OCS in the first quarter of 2009 for a grant of up to $330,000 and was not approved.

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

Conditions in Israel

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and most of our research and development and manufacturing facilities.  See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

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

5B: Liquidity and Capital Resources

Cash and cash equivalents totaled $243,000 as of December 31, 2008, $207,000 as of December 31, 2009 and $404,000  as of December 31, 2010.  Restricted cash totaled $25,000 as of December 31, 2009 and $25,000 as of December 31, 2010.

Cash used in operating activities was $0.6 million in 2008 and $0.08 million in 2009. Cash provided by operating activities was $0.197 million in 2010. Cash used in operating activities has resulted substantially from our reported net income partially increased by noncash items such as depreciation, stock-based compensation, change in value of warrants and embedded conversion feature accounted under ASC 815-40, and changes in current assets and liabilities and deferred revenues.

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

Cash used in operating activities in 2009 was due primarily to a net loss of $1.42 million resulted mainly from valuation of embedded derivatives of $764,000 due to first time adoption of an amendment  to ASC 815-40 (formerly issued as EITF 07-5), “Derivatives and Hedging - Contracts in Entity's Own Equity”, decrease of $93,000 in accrued expenses, and a decrease of $106,000 in deferred revenue, partially offset by noncash items, a decrease of $134,000 in accounts receivable, amortization of debt discount, long-term convertible loan discount and deferred financing costs of $149,000. Accrued expenses decreased due to reduction of personnel and tax liabilities. Deferred revenues decreased due primarily to the reduction in support and maintenance sales. Accounts receivable decreased as a result of the decrease in sales in the last quarter of 2009.

Cash provided by operating activities in 2010 was due primarily to a net income of $0.13 million, a decrease of $116,000 in accrued expenses, and an increase of $81,000 in deferred revenue, partially offset by noncash items, a decrease of $37,000 in accounts receivable and valuation of embedded derivatives of $173,000. Accrued expenses decreased due to reduction of personnel and tax liabilities. Deferred revenues increased primarily due to the increase in support and maintenance renewal sales. Accounts receivable decreased as a result of the decrease in product sales in the last quarter of 2010.

Cash used in investing activities was $10,000 in 2008 and $40,000 in 2009. There was no net cash provided by investing activities in 2010. Cash used in investing activities in 2008 was for the purchase of $10,000 in property and equipment. Cash from investing activities in 2009 was due to a decrease of a cash operating lease deposit.

There was no net cash provided by financing activities in 2008, 2009 and 2010.

In August 2006, we closed a financing with Fortissimo Capital Fund GP LP, or Fortissimo, on behalf of several limited partnerships in which it serves as general partner and other co-investors including one of our directors and two existing shareholders, or the Investors. The initial financing was for $1.5 million consisting of $750,000 to purchase 25,000,000 of convertible preferred shares, at a price of $0.03 per share and $750,000 as a Convertible Loan.  The financing also provided for an additional investment, at the option of the Investors, to purchase up to an additional 75 million preferred shares for up to $2.25 million, at a price of $0.03 per share, for a period of 18 months after the closing of the initial investment. Each preferred share is convertible into one of our ordinary shares (adjusted for any share split, combination or other recapitalization events). Each preferred share receives the same voting rights as ordinary shares, except that preferred shares are entitled to elect the majority of our board of directors and have approval rights over specified actions.  Each preferred share is entitled to a preference in liquidation over our ordinary shares. The Investors also received warrants to purchase up to 18,750,000 preferred shares in connection with the initial investment and up to 56,250,000 preferred shares in the event they make the additional investment. The additional investment rights were exercised in part, as described below, and have otherwise expired. The warrants have an exercise price of $0.04 per share for a period of five years from date of issuance.

Also, as part of the August 2006 financing the Company received a Convertible Loan which bears interest at 8.0% per annum. The Convertible Loan plus, at the election of the Investors, any accrued interest thereon, is convertible into preferred shares at a conversion price of $0.03 per share.

The Convertible Loan under the August 2006 financing was due to be repaid on August 18, 2009. The investors had agreed to extend the loan payment date initially to June 30, 2010. In December 2009, the Company's shareholders approved, and in June 2010 the Company and the investors entered into, an amendment to the Convertible Loan Agreement pursuant to which the repayment date of the Convertible Loan principal and interest was extended to August 31, 2011. In December 2010, the Company's shareholders approved, and the Company and the investors entered into, an additional amendment to the Convertible Loan Agreement pursuant to which the repayment date of the Convertible Loan principal and interest was extended to August 31, 2012. Until repayment, the Convertible Loan shall continue to bear interest at 8% per annum, and shall be convertible at the election of the investors, into Preferred A Shares, at $0.03 per Preferred A Share (subject to standard adjustments).

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

In December 2008, the Board and shareholders approved the terms of a convertible credit facility that may be provided to us by Fortissimo (the “2008 Credit Facility”). Any future cash withdrawals from this facility, except for the $0.5 million discussed below, will be subject to the discretion of Fortissimo. The Credit Facility is for an amount up to $4 million, in one or more loans, to be determined by Fortissimo at its sole discretion upon our request (each the “Loan”).  Each Loan shall have a 3 year term, which may be extended for 2 additional one year terms by agreement of Fortissimo and us.  The Loans shall bear interest at 8%, compounded annually, payable together with the repayment of the principal of the respective Loan.  A Loan (or any part thereof) may be repaid at any time prior to its due date, at our discretion.  Each Loan is convertible into Ordinary Shares, at the option of Fortissimo, at any time prior to repayment, at a conversion price per ordinary share equal to $0.01, the price at which our shares were traded when the 2008 Credit Facility was approved. As security for the repayment of the Loans, we shall grant Fortissimo (i) a fixed charge on our intellectual property, and (ii) a floating charge on our tangible and intangible assets, junior to all of our outstanding charges at the time of the Loan. We have also agreed that upon each draw down of a Loan, Fortissimo will be issued a warrant to acquire ordinary shares in a U.S. dollar amount equal to 50% of the principal amount of the Loan at a purchase price per share equal to the Conversion Price.  Fortissimo has agreed in advance to comply with a request of up to $0.5 million within the next twelve months.

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

The Conversion Price of the Loan(s) extended under the amended 2008 Credit Facility shall be as follows: (a) the first $1 million of loan(s) shall be convertible into the Company’s ordinary shares at  the lower of: (x) $0.03 and (y) the average closing market price of the Company’s ordinary shares on the OTCBB during the 60 day period ending one day prior to the date of conversion of the applicable Loan; but no less than $0.01 and (b) any loan amounts exceeding the first $1 million shall be convertible into the Company’s ordinary shares at a Conversion Price of $0.02 per ordinary share. The Company has not entered into an agreement in respect of the credit facility and an agreement will be executed if and when a withdrawal is to take place. In December 2010, the Company's shareholders approved an extension to the facility availability until mid-2012.

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

The Company believes that it will have sufficient liquidity in order to maintain its current operations and satisfy its present working capital requirements, at least through December 2011. The Company based its assessment on the expected collections from sales and based on a commitment from its controlling shareholder to support the Company by providing financing to allow the coverage of any budget deficit through the second quarter of 2011 up to an amount of $ 500,000.  In addition, the Company extended the due date of the convertible loan in the amount of $750,000 until August 31, 2012.

Contractual Obligations

We lease our office facilities in Israel under  a lease that expires in December 2011, and our offices in New Jersey are subject to a lease that is renewed quarterly.

Financial Instruments and Commitments

Not applicable.

5C: Research and Development

Our research and development expenses were $1.2 million in 2008, $1 million in 2009 and $0.9 million in 2010. For additional information, see "Item 4B. Business Overview - Research and Development".

5D: Trend Information

Not applicable.

5E: Off-Balance Sheet Arrangements

Not applicable.

5F: Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2010, summarizes the aggregate effect that these obligations are expected to have on our cash flows:

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Operating leases	$42	$42	$—	$—	$—
Severance pay(1)	355	19	—	—	336
Convertible loan	1,028	—	1,028	—	—
Tax provision(2)	594	—	—	—	594
Total	$2,019	$61	$1,028	$—	$930

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

(2)
Uncertain income tax position under an amendment to ASC 740, “Income Taxes” (formerly issued as FIN 48, “Accounting for Uncertainty in Income Taxes”), are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 10 of our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740.

Item 6: Directors, Senior Management and Employees

6A: Directors and Senior Management

The following table contains certain information about our directors, and executive officers:

Name	Age	Position
Jaron Lotan	53	Chairman of the Board
Eyal Shalom	39	Chief Executive Officer
Guy Yasur	30	Chief Financial Officer
Yochai Hacohen	45	Director
Eli Blatt	48	Director
Amira Paz	45	Director
Hadas Gazit	35	External Director
Amir Livne	50	External Director

JARON LOTAN has served as a Director and the Chairman of the Board since May 2006. Mr. Lotan currently serves as Chief Operating Officer of Gilat Satellite Networks (NASDAQ:GILT, TASE), a provider of satellite and hybrid networking products, services and solutions. He currently serves also on the board of directors of Magink Display Technologies. Mr. Lotan served as the President and Chief Operating Officer of Technomatix Technologies Ltd., a provider of digital manufacturing solutions, from October 2002 until the sale of that company to UGS Corp. in April 2005. He was appointed Chief Executive Officer of Technomatix in January 2004. Following the acquisition of Technomatix Technologies Ltd., Mr. Lotan served as Senior Vice President of UGS Corp. from April 2005 until September 2005.  Prior to joining Technomatix in October 2002, he was corporate executive vice president for business and strategy at Orbotech Ltd., a supplier of automated optical inspection and other productivity solutions for the electronics industry, responsible for the worldwide sales, marketing and support organization, corporate marketing activities, and strategy and business development. Prior to this, Mr. Lotan served as president of the Orbotech PCB Division and president of Orbotech Europe. Before joining Orbotech in 1992, he co-founded and served as general manager, North America for Rosh Intelligent Systems, a software company offering knowledge-based solutions to customer support organizations. Mr. Lotan holds a B.A. in Economics and Mathematics and an M.A. in Economics both from the Hebrew University in Jerusalem, Israel.

EYAL SHALOM has served as the Company’s Chief Executive Officer since March 2011. Mr. Shalom has been RadView’s Sales Director for Israel, Europe and Asia Pacific since 2007 and previously, in the years 2000-2004, he was an R&D Director and Team Leader at RadView. During the years 2004-2007, Mr. Shalom was the R&D Director and Product Manager at SkyBox Security and from 1997 to 2000 he was a System and Project Manager at Ness Technologies. Mr. Shalom holds a B.Sc. in Computer Sciences and Mathematics from the Hebrew University of Jerusalem and is pursuing an Executive MBA at Tel Aviv University.

GUY YASUR has served as the Company’s Chief Financial Officer since May 2011. Prior to joining RadView, Mr. Yasur served as a revenue recognition manager in Retalix Ltd (NASDAQ: RTLX) from 2010 to 2011. From 2007 to 2010 Mr. Yasur served as a manager at Ernst & Young Global (Kost, Forer Gabbay & Kasierer), where he managed accounts of both private and publicly traded companies in Israel and abroad, especially in the high-tech industry. From 2006 to 2007, Mr. Yasur served in the risk management practice of KPMG Global (Somekh Chaikin). Mr. Yasur is a Certified Public Accountant in Israel, holds BA degrees in Economics and Accounting, both from Tel Aviv University, and is pursuing an MBA at Tel Aviv University.

AMIRA PAZ has served as a Director of the Company since June 2011. Ms. Paz has served as RadView's Vice President of Finance between February 2008 and December 2010. Prior to joining RadView, Ms. Paz served for a period of ten years as Chief Financial Officer in three Formula-Group software companies: Tiltan Systems Engineering Ltd., Enformia Software Ltd. and Idit Technologies Ltd. Ms. Paz is a licensed CPA in Israel and holds a BA in Economics and Business Management from Ben-Gurion University, an MBA in Finance and Accounting from Tel-Aviv University and an LL.M from Bar-Ilan University.

YOCHAI HACOHEN has served as a Director of the Company since February 2006. From  June 2006 through April 2008,  Mr. Hacohen served as the  President and Chief Executive Officer of the Company. Mr. Hacohen joined Fortissimo in May 2004 and became a partner in January 2005. He currently serves on the boards of directors of Advanced Answers on Demand Holding Corporation and of SAE Afikim Ltd. Mr Hacohen also served as the chairman of the board of  directors of Cadent, Inc., which was sold to Align, Inc. in May 2011. From October 2003 through May 2004, Mr. Hacohen served as the General Manager of a U.S. division of Magal Security Systems Ltd., a provider of hardware and software solutions for the surveillance market. From October 1998 through September 2002, Mr. Hacohen served as the Director of EMEA Sales and Marketing for the video recording division of Nice Systems Ltd., a provider of digital video and audio recording solutions.  Mr. Hacohen holds a B.Sc. degree in Biotechnology and M.B.A. degree in Marketing from Tel Aviv University.

ELI BLATT has served as Director of the Company since April 2006. Mr. Blatt joined Fortissimo as a partner in January 2005. From March 1999 through May 2004, Mr. Blatt served as the Chief Financial Officer and Vice President of Operations of Noosh, Inc., a supplier of cross-enterprise e-business software solutions. From September 1997 through February 1999, Mr. Blatt served as the Director of Operations for CheckPoint Software Technologies Inc., an internet security company, where he was responsible for OEM operations, product licensing and customer service. Mr. Blatt currently serves on the board of directors of Telrad Networks Ltd., Advanced Answers on Demand Holding Corporation., and DipTech Ltd. Mr. Blatt holds a B.Sc. degree in Industrial Engineering from Tel Aviv University and an MBA degree from Indiana University.

HADAS GAZIT has served as an External Director of the Company since October 2007.  Ms. Gazit is the Chief Financial Officer and Operating manager of FIS Software Ltd. Ms. Gazit served as Chief Financial Officer of Magic Software Enterprises Ltd. (NASDAQ: MGIC), a publicly traded company on the NASDAQ and as Chief Financial Officer of Emblaze Ltd. (LSE:BLZ.L), a publicly traded company on the London Stock Exchange. Before becoming the CFO of Emblaze in December 2006, Ms. Gazit acted as the Vice President of Finance for the Emblaze group of companies and as the CFO of Emblaze Mobile.  Prior to joining Emblaze, Ms. Gazit was with TTI Team Telecom International (NASDAQ:TTIL), where she acted as the budget control manager from August 2003 to September 2005.  From August 2000 to August 2003, Ms. Gazit acted as a manager at Ernst & Young Global (Kost, Forer Gabbay & Kasierer) where she conducted accounts of both private and publicly traded companies in Israel and abroad, especially in the technology, venture capital and investments industries. Ms. Gazit is a Certified Public Accountant in Israel and holds an MBA in Finance and a BA in Economics and Accounting both from Tel Aviv University.

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

6B: Board Compensation

The Company reimburses its directors for expenses incurred to attend meetings of the Board of Directors and any committees of the Board of Directors.  The Company has granted options to purchase ordinary shares to its directors from time to time.  The current cash rate paid by the Company is $5,000 per non-employee directors who are not external directors. The Company makes an annual cash payment to its external directors in accordance with the rate permitted by applicable Israeli law and regulations, and accordingly, the compensation to our existing external directors, Mr. Amir Livne and Ms. Hadas Gazit is an annual fee of NIS 31,700 (approximately $8,932) and a meeting participation fee of NIS 2,120 (approximately 597.) In addition, each of the external directors is entitled to options to purchase up to 792,856 ordinary shares at an exercise price equal to fair market value.

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

The following table sets forth the aggregate compensation paid or accrued for services rendered to the Company in all capacities for the fiscal year ended December 31, 2010 by its directors and executive officers:

	Salaries, Directors Fees, Service Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits
All directors and officers as a group (then 8 persons)	$394,235	$16,836

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

Jaron Lotan, as the Chairman of the Board, was granted an option to purchase 455,000 ordinary shares under the Key Employee Share Incentive Plan, equivalent to one percent of the Company’s issued and outstanding ordinary shares and preferred shares, on an as-converted basis, immediately after the closing of the initial investment in the 2006 financing by the Fortissimo Entities and other investors. Mr. Lotan was entitled to anti-dilution protection for any additional investments pursuant to the 2006 financing, by way of the grant of additional options to purchase one percent of the incremental number of issued and outstanding ordinary shares and preferred shares (on an as-converted basis) immediately following each additional investment.  In furtherance of that anti-dilution commitment, Mr. Lotan was granted additional options for a total of 566,666 ordinary shares upon the closings of the additional investments made by the Fortissimo Entities in December 2006 and February and March 2007.  The options are now fully vested.  Additionally, as a bonus to Mr. Lotan, Mr. Lotan was granted an option to acquire 1,350,994 ordinary shares (representing up to one percent of the Company’s issued and outstanding ordinary shares and preferred shares (on an as-converted basis)), which option vests over four years and will receive the same anti-dilution protection as described above. The exercise price of the options granted to Mr. Lotan was between $0.055 and $0.08. In December 2010, the Company's shareholders approved a re-pricing of options granted to certain directors, including to Mr. Lotan, such that the exercise price of the re-priced options was adjusted to $0.03 per ordinary share. Any further options to be granted to Mr. Lotan shall be at an exercise price equal to the market price on the then current date of grant.

Yochai Hacohen was both a director and an employee of the Company, serving as the Chief Executive Officer and President from July 1, 2006 (on an interim basis until December 2006 when the appointment was made permanent). On April 7, 2008, Mr. Hacohen stepped down as CEO. In connection with his services as Chief Executive Officer and President, the Company has paid to Mr. Hacohen an annual salary of $125,000 (effective as of June 11, 2006), which was increased by 20% on the anniversary of the effective date. Mr. Hacohen was granted options under the Company’s Key Employee Share Incentive Plan for a total of 4,750,000 ordinary shares, which are now fully vested. The exercise price of the options granted to Mr. Hacohen was $0.06. In December 2010, the Company's shareholders approved a re-pricing of options granted to certain directors, including to Mr. Hacohen, such that the exercise price of the re-priced options was adjusted to $0.03 per ordinary share.

Rami Goraly was a director of the Company since December 2008 and the Company's Chief Executive Officer since April 2008, and until March 2011.  In connection with his services as a director, the Board authorized and the shareholders approved the grant to Mr. Goraly of options under the Company’s Key Employee Share Incentive Plan to purchase a total of 8,000,000 Ordinary Shares. The exercise price of the options was $0.015.

Option Re-pricing

In June 2009, the Company’s Board of Directors approved, following approval by the Audit Committee and the Compensation Committee, a re-pricing of options granted to certain directors, officers and employees such that the exercise price of the re-priced options was adjusted to $0.03 per ordinary share.

The re-pricing of the options granted to the officers and employees (8,780,560 options, in total) became effective as of June 28, 2009.

Pursuant to Israeli Companies Law, the re-pricing of options granted to directors takes effect following Shareholders’ approval. In December 2010, the Shareholders approved the re-pricing of options.

As of December 31, 2010, all directors and officers as a group (then 7 persons), held options to purchase 17,358,372 of our ordinary shares at exercise prices ranging from $0.015 to $0.065. Out of such options, 955,000 will expire in 2011, 7,460,516 will expire in 2012, 8,792,856 will expire in 2013 and 150,000 will expire in 2014.

6C: Board Practices

Board of Directors and Committees

Our Board of Directors is currently comprised of six directors. The directors are elected at the annual shareholders’ meeting, to serve until the next annual meeting of our shareholders and until their respective successors are elected and qualified, with the exception of the external directors that pursuant to the Israeli Companies Law 1999, serve for three years. The Companies Law Amendment now allows for the initial three-year term of service to be extended, at the election of the company subject to certain conditions, by two additional three-year terms. See "Companies Law Amendment" below. The Board of Directors has established two committees, the Audit Committee and the Compensation Committee, each of which is briefly described below.

Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of Israel, are required to appoint at least two natural persons as “external directors”. No person may be appointed as an external director if the person, or a relative, partner or employer of the person, or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed or with any entity controlling or controlled by such company or by the entity controlling such company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (which term includes a director).

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

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, or the Companies Law Amendment. The Companies Law Amendment, inter alia, enhanced the independence requirements of external directors. See "Companies Law Amendment" below.

Up until recently, external directors were elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least one-third of the shareholders who are not controlling shareholders, who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the company. The Companies Law Amendment increased the majority requirement that would be applicable for future election of external directors. See "Companies Law Amendment" below.

Each committee of a company’s Board of Directors that has the authority to exercise powers of the Board of Directors is required to include at least one external director and its audit committee must include all external directors.

Under the Companies Law, an external director cannot be dismissed from office unless: (i) the Board of Directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

Officers serve at the discretion of the Board or until their successors are appointed.

Audit Committee

The Audit Committee currently consists of Hadas Gazit, Amir Livne and Amira Paz. The Israeli Companies Law requires a public company to maintain an audit committee comprised of at least three persons, including two external directors, none of whom may be chairman of the Board of Directors, a director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder.

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

Under the Sarbanes-Oxley Act of 2002, the Audit Committee is also responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors requires the approval of the shareholders of the Company. Accordingly, the appointment of the external auditors is approved and recommended to the shareholders by the Audit Committee and ratified by the shareholders. Furthermore, pursuant to the Company’s Articles of Association, the Board of Directors is the organ that has the authority to determine the compensation of the external auditors. The Companies Law Amendment added certain additional functions to the audit committee. See "Companies Law Amendment" below.

The Company has adopted an Audit Committee Charter which sets forth the responsibilities of the committee. A copy of this charter is available upon written request to the Company at its address in Israel.

The Company has determined that all the members of its Audit Committee meet the SEC’s independence standard for audit committee members under Rule 10A-3(b)(1) of the Securities Exchange Act of 1934.

Compensation Committee

The Compensation Committee currently consists of Jaron Lotan, Yochai Hacohen and Amir Livne. Pursuant to authority delegated by the Board of Directors, the Compensation Committee is responsible for reviewing and administering the Company’s stock option plans and reviewing and approving salaries and other incentive compensation of the Company’s directors, officers and employees including recommendations to the Board of Directors with respect to the grant of stock options to officers and employees. A copy of the Compensation Committee charter is available upon written request to the Company at its address in Israel.

Preferred Directors

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

Companies Law Amendment

The Israeli Parliament has recently adopted an amendment to the Companies Law which  implements a comprehensive reform in corporate governance in Israel. Most of the provisions of the Companies Law Amendment have become effective on May 14, 2011.

A summary of the principal changes introduced by the Companies Law Amendment is set forth below:

•
Audit Committee. A majority of the Audit Committee must be comprised of “independent directors” (as defined in the Companies Law); any person regularly engaged by or rendering services to a controlling shareholder may not serve on the Audit Committee.

The functions to be performed by the audit committee were expanded to include, inter alia, the following: determination whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures, to assess the scope of work and compensation of the company's independent accountant, to assess the company's internal audit system and the performance of its internal auditor and to set whistle blower procedures (including in respect of the protections afforded to whistle blowers);

•
External Directors. The initial three-year term of service of External Directors can be extended, at the election of the company subject to certain conditions, by two additional three-year terms. External Directors must be elected by a majority vote at a shareholders’ meeting, provided that either the majority of shares voted at the meeting, including at least one-half (instead of one-third, before the amendment) of the shares held by non-controlling shareholders voted at the meeting, vote in favor; or the total number of shares held by non-controlling shareholders voted against does not exceed two percent (instead of one percent, before the amendment) of the aggregate voting rights in the company.

Furthermore, External Directors may be re-elected for additional terms by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term (which was the only available way to re-elect external directors prior to the adoption of this amendment), or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the company;

The independence requirements of External Directors were enhanced such that an individual may not be appointed as an External Director in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman, chief executive officer, a 5% shareholder or the chief financial officer; in addition, an individual may not be appointed as an External Director if his relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the External Director himself may not be affiliated.

•
Extraordinary Transactions with a Controlling Shareholder. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation of a controlling shareholder, require shareholders’ approval that shall either include at least one-half (instead of one-third, before the amendment) of the shares held by disinterested shareholders participating in the vote, or, alternatively, the total shareholdings of disinterested shareholders voting against the transaction must not represent more than two percent (instead of one percent, before the amendment) of the voting rights: Agreements with a controlling shareholder relating to engagement or provision of services for a period exceeding three years, must generally be approved once every three years.

•	Code of Corporate Conduct. A code of recommended corporate governance practices has been attached to the Companies Law Amendment.

•	Fines. The Israeli Securities Authority shall be authorized to impose fines on any person or company breaching certain provisions designated under the Companies Law Amendment.

•
CEO and Chairman. A higher shareholder approval threshold was adopted to permit a chief executive officer to also serve as chairman of the board and for the chairman of the board to serve as the CEO, and a prohibition was adopted on the chairman's ability to serve the company in any capacity other than as the chief executive officer.

•	Officers’ employment. The terms of employment of an officer now require the approval of the audit committee as well as the board of directors.
•
Tender offers: With respect to full tender offers (tender offers for the acquisition of all outstanding shares in a company), the time-frame for a shareholder to a request appraisal rights with respect to the tender offer was extended from three to six months following the consummation of a the tender, but it is now permitted for the acquirer to stipulate in the offer that any shareholder tendering his shares will not be entitled to appraisal rights.

6D: Employees

As of December 31, 2010, we had 15 employees and 3 contractors worldwide, of whom 9 were employed in research and development, 4 in sales and marketing, 1 in technical support, and 4 in management and administration.  Out of our employees and contractors, 1 is based in the United States and 17 are based in Israel. None of our employees is represented by a labor union and we consider our relations with employees to be good.

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

6E: Share Ownership

See table under "Item 7:  Major Shareholders and Related Party Transactions".

Share Option Plans

The Key Employee Share Incentive Plan. The Board of Directors and the Company’s shareholders approved the Key Employee Share Incentive Plan (1996) (the “Key Employee Plan”) in 1996 and amended the plan in 2002 and in 2009.  The Company has reserved for issuance an aggregate of 31,714,266 ordinary shares under the Key Employee Plan, such that, along with the ordinary shares reserved under the US Plan (as defined below), the total number of ordinary shares reserved by the Company is equal to 20% of the issued and outstanding shares of the Company (including preferred shares on an as converted basis).  As of May 31, 2011, the Company had granted options for a total of 31,201,084 ordinary shares, of which 12,398,112 had been terminated or expired (and thus became available for future grant) and 2,465,331 had been exercised.  As a result, 12,911,294 ordinary shares are available for future grant as of May 31, 2011.  In addition, in December 2009, the shareholders authorized the Board of Directors to increase the number of ordinary shares reserved under the Key Employee Plan such that, if as a result of future dilutive issuances of shares of the Company, the total number of shares reserved under the Key Employee Plan and the US Plan (as defined below) in the aggregate falls below 15% of the then issued and outstanding shares of the Company (including preferred shares on an as converted basis), the Board may further increase the number of shares available under the Key Employee Plan to equal 15% of the then issued and outstanding shares of the Company (including preferred shares on an as converted basis) without the need for further shareholder approval.

The United States Share Incentive Plan. The Board of Directors and the Company’s shareholders approved the United States Share Incentive Plan (the “US Plan”) in 2000 and amended the US Plan in 2002. The Company had previously reserved for issuance an aggregate of 3,950,000 ordinary shares under the US Plan. As of May 31, 2011, the Company had granted options to purchase a total of 5,363,855 ordinary shares, of which 3,743,808 had been terminated or expired (and thus became available for future grant) and 407,547 had been exercised. As a result, 2,329,953 ordinary shares are available for future grant as of May 31, 2011.

The Employee Share Purchase Plan. In November 2002, the Company established an employee share purchase plan (the “ESPP”) which permits the eligible employees of the Company to purchase ordinary shares of the Company at 85% of the lesser of the closing market price on the first day or the last day of the applicable three month offering period.  Employees may participate in the ESPP through regular payroll deductions of up to 10% of their pre-tax gross salary.  Subject to adjustments for stock splits, stock dividends and similar events, a maximum of 1,500,000 ordinary shares may be issued under the ESPP.  No ordinary shares were issued in connection with the ESPP in 2007, 2008 and 2009.  As of May 31, 2011, there are 1,491,791 ordinary shares available for issuance under the ESPP.

Material Features of the Key Employee Plan and US Plan

The purpose of the Key Employee Plan is to attract, retain and motivate employees, directors and consultants through the issuance of stock options and to encourage ownership of ordinary shares by employees, directors and consultants of the Company. The Key Employee Plan is administered by the Compensation Committee, which has the authority to submit recommendations to the Board of Directors as to the issuance of options under the plans. Under the Israeli Companies Law, the authority to issue options vests exclusively with the Board of Directors. Subject to the provisions of the Key Employee Plan, the Compensation Committee determines the persons to whom options will be granted, the number of shares to be covered by each option and the terms and conditions upon which an option may be granted, and has the authority to administer the provisions of the Key Employee Plan. All employees, directors and consultants of the Company and its affiliates are eligible to participate in the Key Employee Plan. Approximately 25 individuals are eligible to participate in this plan.

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

If the ordinary shares shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any ordinary shares as a dividend on its outstanding ordinary shares, the number of ordinary shares deliverable upon the exercise of an option granted under the Key Employee Plan shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend. If the Company is to be consolidated with or acquired by another entity in a merger, sale of all or substantially all of the Company’s assets or otherwise, an option holder, upon exercising an option under the Key Employee Plan, shall be entitled to receive for the purchase price paid upon such exercise the securities he or she would have received if he or she had exercised such option prior to such action.

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

Item 7:  Major Shareholders and Related Party Transactions

The following table sets forth certain information known to us regarding the beneficial ownership of the Company’s ordinary shares as of May 31, 2011, unless otherwise indicated, by:  (i) each person known by the Company to beneficially own more than 5% of the Company’s ordinary shares; and (ii) all of the Company’s directors and executive officers as a group.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares under options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 31, 2011 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to state community property laws, each shareholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them.  Ownership percentages are based on 158,571,330 ordinary shares outstanding on May 31, 2011, excluding 134,000 shares held as treasury shares. Unless otherwise noted below, the address of each of the Company’s directors and executive officers is c/o RadView Software Ltd., 14 Hamelacha Street, Park Afek, Rosh Haayin, 48091, Israel.

Name of Beneficial Owner:	Total Shares Beneficially Owned	Percentage of Ordinary Shares
Five Percent Shareholders:
Fortissimo Capital Fund (1)	169,583,334	69.3%
Altshuler Saham Provident Ltd. (2)	33,999,684	19.7%
Psagot Provident Fund Ltd. (3)	21,930,000	13.1%
Tamir Fishman Provident and Education Funds Ltd. (4)	18,654,300	11.2%
Meitav Gemel Ltd. (5)	14,610,838	8.9%

Directors and Executive Officers:

Eyal Shalom (6)	65,625	*
Jaron Lotan	2,193,368	1.4%
Amir Livne (7)	495,536	*
Hadas Gazit (8)	693,750	*
Yochai Hacohen	4,750,000	3.0%
Eli Blatt	-	-
Guy Yasur	-	-
Amira Paz	-	-
All executive officers and Directors as a group (8 persons) (9)	8,198,279	5.2%

*  Represents beneficial ownership of less than one percent of the Company’s ordinary shares.

(1)           Information is derived in part from Amendment No. 3 to a Schedule 13 D, filed on March 27, 2007 by Fortissimo Capital Fund G.P. L.P. (“FFC-GP”), Fortissimo Capital Fund L.P. (“FFC Cayman”), Fortissimo Capital Fund (Israel) L.P. (“FFC-Israel”), and Fortissimo Capital Funds (Israel DP), L.P. (“FFC-Israel-DP”) (Collectively, the “Fortissimo Entities”).  Includes 150,729,167 ordinary shares owned of record by the Fortissimo Entities: 4,779,243 ordinary shares owned of record by FFC Cayman, 136,210,432 ordinary shares owned of record by FFC Israel, and 9,739,491 ordinary shares owned of record by FCC-Israel-DP. FFC-GP, in its capacity of being the sole general partner of FFC-Israel, FFC-Israel-DP and FFC Cayman, controls and manages each of the Fortissimo Entities and may be deemed to be the indirect beneficial owner of the ordinary shares directly beneficially owned by the Fortissimo Entities. FFC-GP is controlled by Mr. Yuval Cohen. Mr. Cohen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

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

(2)            Information is derived from Altshuler Saham Provident Ltd. and from the records of the Company.

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

(4)           Information is derived from a Schedule 13G, filed on February 16, 2010 by Tamir Fishman Provident and Education Funds Ltd. (“Tamir Fishman”). Includes a total of 18,654,300  ordinary shares: 2,657,300 ordinary shares are owned of record by Tamir Fishman Severance Pay Fund - General; 6,893,500 ordinary shares are owned of record by Tamir Fishman Education Fund - General; 8,262,000 ordinary shares are owned of record by Tamir Fishman Provident Fund - General; 289,000 ordinary shares are owned of record by Tamir Fishman Education Fund - Shares; and 552,500 ordinary shares are owned of record by Tamir Fishman Provident Fund - Shares. Tamir Fishman, as manager of the funds, has sole voting and investment power and is beneficial owner of the 18,654,300ordinary shares (including warrants) owned of record by the foregoing funds.  Any economic interest or beneficial ownership in any of the securities held of record by the foregoing funds is held for the benefit of the members of the funds.  The address of Tamir Fishman and each of the foregoing funds is: 21 Ha’arbaa Street, Tel Aviv, 64739, Israel.

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

(6)           Includes 6,250 options exercisable within 60 days of May 31, 2011.

(7)           Includes 49,554 options exercisable within 60 days of May 31, 2011.

(8)           Includes 49,554 options exercisable within 60 days of May 31, 2011.

(9)           Includes 8,000,000 options, exercisable within 60 days of May 31, 2011, granted to Mr. Rami Goraly, who served as a director and as the Company’s CEO until March 2011.

As of May 31, 2011, there were 128 record holders of ordinary shares, of which 85 were registered with addresses in the United States, representing approximately 32% of the outstanding ordinary shares. However, the number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of the ordinary shares are held of record by brokers and other nominees.

7B:  Related Party Transactions

In December 2009, the Company's shareholders approved, and in June 2010 the Company and the investors entered into, an amendment to the Convertible Loan Agreement pursuant to which the repayment date of the $750,000 Convertible Loan principal and interest was extended to August 31, 2011. In December 2010, the Company's shareholders approved, and the Company and the investors entered into, an amendment to the Convertible Loan Agreement pursuant to which the repayment date of the Convertible Loan principal and interest was further extended to August 31, 2012. Until repayment, the Convertible Loan bears interest at 8% per annum, and is convertible at the election of the investor into Preferred A Shares at $0.03 per Preferred A Share (subject to standard adjustments). See "Section 5B. Liquidity and Capital Resources".

Management Services Agreement

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

Indemnity Undertakings to the Directors and Officers

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

Credit Facility

In December 2008, the Board and shareholders approved the Credit Facility to be provided to us by Fortissimo, at the discretion of Fortissimo and in December 2009 and December 2010 the shareholders approved amendments to the Credit Facility. The facility availability was extended until mid-2012.  See" Item 4B. Business Overview - Financing Transactions  " for a further description of the Credit Facility. Fortissimo is an entity affiliated with two of the Company’s directors, Mr. Yochai Hacohen and Eli Blatt.

To date, we have not drawn on the 2008 Credit Facility.

7C:  Interests of Experts and Counsel

Not applicable.

Item 8:  Financial Information.

8A:  Consolidated Statements and Other Financial Information

See "Item 18: Financial Statements".

Legal Proceedings

We are not involved in any legal proceedings that are material to our business or financial condition.  A former employee commenced a proceeding in April 2010 seeking a total of approximately NIS134,452 (approximately $37,884) for severance and vacation payments and certain other claims in connection with the period of employment with the Company. Based on management estimation and the opinion of its legal counsel, a provision was recorded with respect to this claim.

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

8B:  Significant Changes

Not applicable.

Item 9:  The Offer and Listing

9A:  Offer and Listing Details

Set forth below are high and low reported prices for our ordinary shares on the OTC Bulletin Board for the periods indicated.

		OTCBB
Period		High ($)	Low ($)

Annual Information
2006	Annual	0.14	0.06
2007	Annual	0.12	0.04
2008	Annual	0.08	0.01
2009	Annual	0.03	0.003
2010	Annual	0.05	0.02

Quarterly Information (2009)
	First Quarter	0.015	0.003
	Second Quarter	0.03	0.0014
	Third Quarter	0.028	0.01
	Fourth Quarter	0.025	0.012
	December	0.02	0.012

Quarterly Information (2010)
	First Quarter	0.02	0.02
	Second Quarter	0.05	0.02
	Third Quarter	0.04	0.02
	Fourth Quarter	0.04	0.02
	December	0.03	0.02

Monthly Information (2011)
	January	0.04	0.03
	February	0.04	0.02
	March	0.03	0.03
	April	0.03	0.02
	May	0.03	0.02
	June (until June 29)	0.02	0.02

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

10B:  Memorandum and Articles of Association

The Company’s registration number at the Israeli Registrar of Companies is 51-1627952.

In August 2006, the Company amended and restated its Articles of Association.

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

The Companies Law requires that an Office Holder of a company promptly disclose to the company’s Board of Directors any personal interest that he or she may have, and all related material information known to him in connection with any existing or proposed transaction by the company. This disclosure must be made by the Office Holder, whether orally or in writing, no later than the first meeting of the company’s board of directors which discusses the particular transaction. An Office Holder is deemed to have a “personal interest” if he, certain members of his family, or a corporation in which he or any one of those family members is a 5% or greater shareholder or exercises or has the right to exercise control, has an interest in a transaction with the company. An “Extraordinary Transaction” is defined as a transaction, not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

(g)           Additional Rights of preferred shares: preferred shares are convertible, at the discretion of the holder, in the ratio of one ordinary share for one preferred share (adjusted for any share split, combination or other recapitalization events); vote on an as-converted basis with ordinary shares on all matters presented at a general meeting of shareholders; and receive a preemptive right to participate in subsequent equity financings of the Company.

(h)           Redemption Provisions:  With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board of Directors of the Company may settle any difficulty which may arise with regard thereto, as it deems appropriate, including by redeeming, in the case of redeemable shares, and subject to applicable Law, such shares or fractional shares sufficient to preclude or remove fractional shareholdings (Article 8.2(c)). So long as any of the preferred shares are outstanding and the holders of the preferred shares hold at least twenty percent (20%) of the issued and outstanding shares of the Company, or fifty percent (50%) of the original amount of the Convertible Loan remains outstanding, the Company will not, without the written consent of the preferred majority, either directly or by amendment, merger, consolidation, or otherwise, redeem, purchase or otherwise acquire any of the Company’s shares ranking junior or pari passu with the preferred shares (except for: (i) repurchases of ordinary shares from participants of an ESOP or arrangements approved by the Board upon termination of employment; and (ii) redemptions of preferred shares) (Article 35.4).

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

Under the Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Companies Law also provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares (an exemption exists where the shareholder held prior to and following February 2000, over 90% of any class of shares, in which case he may purchase additional shares by a tender offer that was accepted by a majority of the offerees). If a tender offer is accepted and less than 5% of the shares of the company are not tendered, and in addition, a majority of the offerees that do not have a personal interest in such offer, accepted it, all of the shares will transfer to the ownership of the purchaser. If 5% or more of the shares of the company are not tendered, the purchaser may not purchase shares in a manner which will grant him more than 90% of the shares of the company.

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

General Corporate Tax Structure

Israeli companies are generally subject to income tax on their taxable income at the rate of 27% for 2008, 26% for 2009, 25% for year 2010, and 24% for year 2011 (and shall be reduced progressively by 2016 to 18%), and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

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

As of December 31, 2010, the Company does not have retained earnings and accordingly, no tax-exempt income. Tax-exempt income attributable to the Approved Enterprise cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits. The Company’s board of directors does not intend to distribute any amounts of its undistributed tax-exempt income as dividends.

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

Income from sources other than the Approved Enterprise during the benefit period will be subject to tax at the regular corporate tax rate. Israeli companies are subject to income tax at the corporate tax rate of 24% for the 2011 tax year. On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: 27% in 2008, 26% in 2009, 25% in 2010, 24% in 2011 (and shall be reduced progressively by 2016 to 18%).

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

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Law for the Encouragement of Capital Investments, 1959 ("the Law"). The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2011 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

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

Under the Inflationary Adjustments Law, results for tax purposes are measured in historical cost terms and are subject to a series of adjustments based on movements in the Israel consumer price index. We are taxed under this law. The discrepancy between the change in (1) the Israel consumer price index and (2) the exchange rate of the NIS to the U.S. dollar, each year and cumulatively, may result in a significant difference between taxable income and the income denominated in dollars as reflected in our financial statements. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israel consumer price index.

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

U.S. TAXATION

Subject to the limitations described herein, the following is a discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our shares to a U.S. holder. A U.S. holder is a beneficial owner of our shares who is:

· an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

· a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof or the District of Columbia;

· an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

· a trust (i) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

U.S. Holders of Our Shares

Taxation of distributions on shares

Subject to the discussion below under “Tax consequences if we are a passive foreign investment company” a distribution paid by us with respect to our shares, including the amount of any non-US taxes withheld, to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received with respect to our shares by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for the taxable years beginning on or before December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our shares in such year or in the following taxable year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Taxation of the disposition of shares

Subject to the discussion below under “Tax consequences if we are a passive foreign investment company” upon the sale, exchange or other disposition of our shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the shares. The gain or loss recognized on the disposition of the shares will be long-term capital gain or loss if the U.S. holder held the shares for more than one year at the time of the disposition (long-term capital gains are currently taxable at a maximum rate of 15% for taxable years beginning on or before December 31, 2012). Capital gain from the sale, exchange or other disposition of shares held for one year or less is short-term capital gain. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

We believe that we were not a PFIC for our 2010 taxable year. Our status in the current and future taxable years will depend on our assets and income in those years. We have no reason to believe that our assets or income will change in a manner that would cause us to be classified as a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets (which may depend upon our market capitalization, which is subject to fluctuation) and, in certain cases, the assets of companies held by us, there can be no assurance that we will not become a PFIC. If we were a PFIC, and you are a U.S. holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, your shares (including the denial of the taxation of such distributions and gains at the lower rates applicable to long-term capital gains as discussed above under “Taxation of distributions on shares” and “Taxation of the disposition of shares”).

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

Non-U.S. Holders of Shares

Except as provided below, a non-U.S. holder of shares will not be subject to U.S. federal income or withholding tax,  tax on the receipt of dividends on, and the proceeds from the disposition of, a share, unless that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder on the disposition of the shares will be subject to tax in the United States if such non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

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

10I:  Subsidiary Information

For information relating to the Company’s subsidiaries, see "Item 4: Organizational Structure" as well as the Company’s Consolidated Financial Statements (Item 18 of this form).

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

Item 14:  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15:  Controls and Procedures

Evaluation of Controls and Procedures

(a)  Disclosure controls and procedures

As of December 31, 2010, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) was performed as of the end of the period covered by this report.  Based on that evaluation, our principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report at the reasonable level of assurance (see paragraph (d) below).

(b) Management's Annual Report on Internal Control Over Financial Reporting.

Our management, under the supervision of our principal executive officer and principal financial officer , is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our principal executive officer and principal financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, they used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our principal executive officer and principal financial officer have concluded that, as of December 31, 2010, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

(c)  Change in Internal Control over Financial Reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2010, that have materially affected or are reasonably likely to materially affect these controls.

(d)  Other

The Company believes that a control system, no matter how well designed and operated, can not provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined.  Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our principal executive officer and principal financial officer have concluded, as of December 31, 2010, that our disclosure controls and procedures were effective in achieving that level of reasonable assurance.

Item 16:  [Reserved]

Item 16A:  Audit Committee Financial Expert

The Audit Committee currently consists of Hadas Gazit, Amir Livne and Amira Paz.

The Board of Directors has determined that Hadas Gazit and Amira Paz are “Audit Committee financial experts” as that term is defined in Item 16A of Form 20-F. Hadas Gazit meets the applicable independence standards of NASDAQ.

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

Item 16C:  Principal Accountant Fees and Services

The Company’s consolidated financial statements at December 31, 2010 have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The following table presents the aggregate fees for professional audit services and other services rendered by the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in 2009 and 2010.

	Year Ended December 31,
	2009	2010
Audit Fees	$41,000	$43,000
Audit Related Fees	$8,000	$7,000
Tax Fees	$1,500	$1,400
All Other Fees	$50,500	$51,400

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

Pre-Approval Policy

The Audit Committee is required to approve in advance any audit or permissible non-audit services performed by the Company’s independent auditors, the fees to be paid for those services and the time period over which those services are to be provided. On an annual basis, the independent auditors present a listing of all services they expect to perform for the Company in the ensuing one-year period, including fee estimates, in sufficient detail to enable the Audit Committee to perform an independence review of each proposed service. The pre-approval policies and procedures established by the Audit Committee require that the Audit Committee meet with the independent auditor and financial management prior to the audit to review planning and staffing, the scope of the proposed audit for the current year, the audit procedures to be utilized, and the proposed fees. With respect to any additional services proposed to be performed by the independent auditors during the year, management will evaluate the impact on the independent accountant’s independence and obtain Audit Committee approval for such service. During 2009 and 2010, 100% of the audit, audit-related and tax fees were pre-approved by the Audit Committee.

Item 16 D:  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E:  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F:  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G:  Corporate Governance

Not applicable.

PART III

Item 17:  Financial Statements

See item 18.

Item 18:  Financial Statements

The following financial statements are filed as part of this Annual Report:

RADVIEW SOFTWARE, LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RadView Software Ltd.

We have audited the accompanying consolidated balance sheets of RadView Software Ltd. and its subsidiaries (the "Company") as of December 31, 2009 and 2010, and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RadView Software Ltd. and its subsidiaries as of December 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 30, 2011	A Member of Ernst & Young Global

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2009	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$207	$404
Restricted cash		25	25
Accounts receivable (net of allowance for doubtful accounts of $ 43 as of December 31, 2009 and $ 0 as of December 31, 2010)		238	201
Prepaid expenses and other current assets	3	99	91

Total current assets		569	721

LONG-TERM INVESTMENTS:

Severance pay funds		258	283

Total long-term investments		258	283

PROPERTY AND EQUIPMENT, NET	4	8	-

Total assets		$835	$1,004

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

 U.S. dollars in thousands (except share data)

		December 31,
	Note	2009	2010

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable		$324	$290
Accrued expenses and other current liabilities	5	1,354	1,257
Deferred revenues		744	825

Total current liabilities		2,422	2,372

Warrants and bifurcated conversion feature	7	855	682
Convertible loan and accrued interest	7	968	1,028
Accrued severance pay		309	336

		2,132	2,046
COMMITMENTS AND CONTINGENT LIABILITIES	6

SHAREHOLDERS' DEFICIT:	8
Ordinary shares, NIS 0.01 nominal value – Authorized: 1,500,000,000 shares as of December 31, 2009 and 2010; Issued: 77,038,662 shares as of December 31, 2009 and 2010; Outstanding: 76,904,662 shares as of December 31, 2009 and 2010;		188	188
Preferred A shares, NIS 0.01 nominal value - Authorized: 225,000,000 shares as of December 31, 2009 and 2010; Issued and outstanding: 81,666,668 shares as of December 31, 2009 and 2010; Aggregate liquidation preference of $ 2,450 at December 31, 2009 and 2010.		191	191
Preferred B shares, NIS 0.01 nominal value - Authorized: 150,000,000 shares as of December 31, 2009 and 2010; Issued: None as of December 31, 2010		-	-
Treasury shares, at cost: 134,000 shares as of December 31, 2009 and 2010;		(100)	(100)
Additional paid-in capital		65,056	65,231
Accumulated deficit		(69,054)	(68,924)

Total shareholders' deficit		(3,719)	(3,414)

Total liabilities and shareholders' deficit		$835	$1,004

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)
		Year ended December 31,
	Note	2008	2009	2010

Revenues:	13
Software licenses		$1,687	$1,184	$1,151
Services and maintenance		1,754	1,245	1,266

Total revenues		3,441	2,429	2,417

Cost of revenues:
Software licenses		89	60	57
Services and maintenance		55	66	123

Total cost of revenues		144	126	180

Gross profit		3,297	2,303	2,237

Operating expenses:
Research and development, net	9	1,231	1,015	896
Sales and marketing		1,057	673	637
General and administrative		1,105	951	742

Total operating expenses		3,393	2,639	2,275

Operating loss		(96)	(336)	(38)
Financial income (expenses), net	10	(337)	(1,027)	154
Taxes on income (tax benefit)	11	(77)	62	(14)

Net income (loss)		$(356)	$(1,425)	$130

Net income (loss) attributable to preferred shareholders		$-	$-	$67
Net income (loss) attributed to Ordinary shareholders		$(356)	$(1,425)	$63

Basic and diluted net earnings (loss) per Ordinary share		$(0.01)	$(0.02)	$(0.00)
Weighted average number of shares used in computing basic net earnings (loss) per Ordinary share (in thousands)		76,905	76,905	76,905
Weighted average number of shares used in computing diluted net earnings (loss) per Ordinary share (in thousands)		76,905	76,905	158,571

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS' DEFICIT

U.S. dollars in thousands (except share data)

	Preferred A shares		Ordinary shares		Treasury shares		Additional		Total
	Number of shares	Value	Number of shares	Value	Number of shares	Value	paid-in capital	Accumulated deficit	shareholders' deficit

Balance, January 1, 2008	81,666,668	$191	77,038,662	$188	134,000	$(100)	$64,835	$(67,221)	$(2,107)

Stock-based compensation	-	-	-	-	-	-	95	-	95
Net loss	-	-	-	-	-	-	-	(356)	(356)

Balance, December 31, 2008	81,666,668	191	77,038,662	188	134,000	(100)	64,930	(67,577)	(2,368)
	-	-	-	-	-	-	177	-	177
Stock-based compensation
Cumulative adjustment upon adoption of an amendment of ASC 815-40	-	-	-	-	-	-	(51)	(52)	(103)
Net loss	-	-	-	-	-	-	-	(1,425)	(1,425)

Balance, December 31, 2009	81,666,668	191	77,038,662	188	134,000	(100)	65,056	(69,054)	(3,719)

Stock-based compensation	-	-	-	-	-	-	175	-	175
Net income	-	-	-	-	-	-	-	130	130

Balance, December 31, 2010	81,666,668	$191	77,038,662	$188	134,000	$(100)	$65,231	$(68,924)	$(3,414)

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share data)

	Year Ended December 31,
	2008	2009	2010
Cash flows from operating activities:

Net income (loss)	$(356)	$(1,425)	$130
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation	43	27	8
Stock-based compensation	95	177	175
Amortization of debt discount, long-term convertible loan discount and deferred financing costs	263	149	-
Accrued interest of long-term convertible loan	61	60	60
Changes in fair value of instruments that are classified as liability	-	764	(173)
Severance pay, net	(11)	(17)	4
Decrease in accounts receivable	279	134	37
Decrease (increase) in prepaid expenses and other current assets	(85)	190	25
Increase (decrease) in accounts payable	(23)	63	(34)
Decrease in accrued expenses and other current liabilities	(603)	(93)	(116)
Increase (decrease) in deferred revenue	(290)	(106)	81
Restricted cash	-	1	-

Net cash provided by (used in) operating activities	(627)	(76)	197

Cash flows from investing activities:

Purchases of property and equipment	(10)	-	-
Operating lease deposit	-	40	-

Net cash provided by (used in) investing activities	(10)	40	-

Increase (decrease) in cash and cash equivalents	(637)	(36)	197
Cash and cash equivalents at the beginning of the year	880	243	207

Cash and cash equivalents at the end of the year	$243	$207	$404

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-       OPERATIONS

RadView Software Ltd. ("the Company") develops, markets and supports software that enables organizations to verify the scalability, efficiency and reliability of web applications, and facilitates their rapid development.

The Company has four wholly-owned subsidiaries in the United States, United Kingdom, Germany and Sweden. To date the British, German and Swedish subsidiaries are inactive. In December 2010, the Company decided to liquidate the German subsidiary.

The Company incurred net losses of approximately $ 356 in 2008, approximately $ 1,425 in 2009 and net income of  $130 in 2010, and had an accumulated deficit of approximately $ 6,900 as of December 31, 2010 and 2009. The Company has funded these losses principally from equity and debt financing proceeds including an initial public offering in August 2000, private placements in March 2004, August 2006 and during 2007, as well as proceeds from technology license arrangements.

The Company believes that it will have sufficient capital resources in order to maintain its current operations, at least through December 31, 2011. The Company bases its assessment on the expected collections from sales and based on a commitment from its controlling shareholder to support the Company by providing financing to allow the coverage of any budget deficit through the second quarter of 2012 up to an amount of $ 500. In addition, during 2010, the due date of the loan from the controlling shareholders in the amount of $ 750 was extended until August 31, 2012. In case that the above will not result in a sufficient liquidity resources the Company intends to take measures to reduce its operating costs in order to support its operations at least through December 31, 2011. Therefore, these financial statements do not include any adjustments that may be required should the Company not be able to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. The significant accounting policies followed in the preparation of the consolidated financial statements, applied on a consistent basis, are as follows:

a.	Use of estimates:

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of tax assets and tax liabilities, stock-based compensation costs, and certain financial instruments classified as liabilities, as well as in estimates used in applying the revenue recognition policy related to separation of multiple elements. Actual results could differ from these estimates.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. dollars:

A substantial portion of the Company's revenues is in U.S. dollars. The Company's management believes that the U.S. dollar is the currency of the primary economic environment in which the Company and its subsidiary operate. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830, "Foreign Currency Matters". Changes in currency exchange rates between the Company's functional currency and the currency in which a transaction is denominated are included in the Company's results of operations as financial income (expense) in the period in which the currency exchange rates change. The representative rate of exchange was U.S.$ 1.00 = NIS 3.802 at December 31, 2008 U.S.$ 1.00 = NIS 3.775 at December 31, 2009 and U.S.$ 1.00 = NIS 3.549 at December 31, 2010.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of RadView Software Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash equivalents and restricted cash:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less. Restricted cash is invested in a short-term bank deposit, which is used as security for Company's guarantee for leased facilities. The deposit is in NIS and bears interest at an average rate of 0.6%.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Allowance for doubtful accounts:

The Company provides an allowance for doubtful accounts against its accounts receivable. The reserve is computed for specific accounts, the collectability of which is doubtful based upon the Company's experience. A summary of the allowance for doubtful accounts is as follows:

	Year ended December 31,
	2008	2009	2010

Balance at the beginning of year	$46	$89	$43
Provision	43	12	-
Write-offs	-	(58)	(43)

Balance at the end of year	$89	$43	$-

f.	Property and equipment:

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

The Company's long-lived assets are reviewed in accordance with ASC 360-10-35, "Property, Plant, and equipment- Subsequent Measurement", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2008, 2009 and 2010, no impairment losses have been identified.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As required by ASC 820, "Fair Value Measurements", the Company applies assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

h.	Severance pay:

In accordance with Israel's Severance Pay Law, the Company is required to make severance payments to Israeli employees upon their termination of employment. The amount of such severance payments is based on the most recent monthly salary multiplied by the number of years of employment as of the balance sheet date. The Company has accrued for the estimated total cost of severance pay as computed as of the balance sheet date. Severance expense totaled $ 100 in 2008, $ 27 in 2009 and $ 45 in 2010.

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

The Company recognizes revenue in accordance with Statement of Position ASC 985-605 "Software Revenue Recognition". Under ASC 985-605, revenues from software product licenses are recognized upon delivery of the software provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable and no further obligations exist. Revenues under multiple-element arrangements, which may include software licenses, support and maintenance and training, are allocated to each element based on their respective fair values based on vendor-specific objective evidence. This objective evidence represents the price of products and services when sold separately. When vendor-specific objective evidence of fair value exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method for recognition of revenues, when all other revenue recognition criteria are met.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

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

Revenues from support and maintenance agreements are recognized ratably over the support or maintenance period, which is typically one year.

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

The Company has evaluated the establishment of technological feasibility of its products in accordance with ASC 985-20 "Software- Costs of Software to Be Sold, Leased, or Marketed". The Company sells products in a market that is subject to rapid technological change, new product development and changing customer needs. Accordingly, the Company has concluded that technological feasibility is not established until the development stage of the product is nearly complete. The Company defines technological feasibility as the completion of a working model. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short. Consequently, the amounts that could be capitalized are not material to the Company's financial position or results of operations. Therefore, the Company has charged all such costs to research and development expense in the period incurred.

k.	Advertising expenses:

Advertising expenses are charged to the consolidated statements of operations as they are incurred. Advertising expenses totaled $ 30 in 2008, $ 10 in 2009 and $ 11 in 2010.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Royalty - bearing grants:

Royalty- bearing grants from the Government of Israel for funding approved research and development projects (mainly from the Israeli Chief Scientist's Office ("OCS")) are recognized as a deduction from research and development expenses  at the time the Company is entitled to such grants on the basis of the research and development costs incurred. The grants are not to be repaid, but instead the Company is obliged to pay royalties as a percentage of future sales if and when sales from the funded projects are generated up to the amount of the grants linked to the CPI plus interest. Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of cost of revenues.

Research and development grants received or accrued by the Company in 2008, were approximately $ 192. No grants were received or accrued in 2009 and 2010. See Note 6.

m.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740-10, "Income Taxes" ("ASC 740") and FASB Interpretation, or FIN, No. 48, "Accounting for Uncertainty in Income Taxes" - An Interpretation of ASC 740, or ASC 740-10. ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance to reduce deferred tax assets to their estimated realizable value. ASC 740-10 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with ASC 740.

The Company utilizes a two-step approach for recognition and measurement of uncertain tax positions, as required by an amendment to ASC 740-10 (originally issued as "ASC 740-10"). In the first step, the Company evaluates the tax position taken or expected to be taken in a tax return for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. In the second step, the Company measures the tax benefit as the largest amount which is more than 50% likely to be realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. See also Note 11.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718 "Compensation- Stock compensation". ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

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

The Copany selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.

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

The fair value for options granted in 2008, 2009 is estimated at the date of grant using a Black-Scholes-Merton options pricing model with the following weighted average assumptions. No options were granted during 2010.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31,
	2008	2009	2010

Expected life of option	3.6 years	4.1 years	-
Dividend yield	0%	0%	-
Expected volatility	109%	269%	-
Risk-free interest rate	4.7%	1.5%	-

Share based payments are expensed on a straight-line basis.

o.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments.

The fair value of Derivatives that are classified as liability in the amount of $ 682 are based in accordance with Level 3 as described below. See also Note 7.

The changes in Level 3 liabilities measured at fair value on a recurring basis are summarized as follows:

Fair value of Warrants and bifurcated conversion feature

Balance December 31, 2009	855

Net change in fair value of warrants and conversion feature	(173)

Balance December 31, 2010	682

The Company adopted the provision of ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820") on January 1, 2008. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and employs assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Level 3 -	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

p.	Basic and diluted net income/loss per share:

Basic net income/loss per share is calculated based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income/loss per share is calculated based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential in accordance with ASC 260, "Earnings per Share."

All outstanding stock options have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for for the years ended December 31, 2008 and 2009. For the year ended December 31, 2010 the outstading stock options had no material dilution effect on the net income per share which amounted to zero.The total number of shares related to outstanding options of diluted net income/ loss per share was 10,660,772, 19,292,872 and 18,993,972  for the years ended December 31, 2008, 2009 and 2010, respectively.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, deposit, restricted cash, and accounts receivable.

Cash and cash equivalents, deposit and restricted cash are invested mainly in U.S. dollars with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

There were no major customers in 2008, 2009 or 2010.

r.	Derivative Instruments:

Effective January 2009, the Company adopted the amendment to ASC 815-40, "Contracts in Entity's Own Equity" (formerly issued as EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock"). ASC 815-40 changed the manner of determining  whether a freestanding instrument or embedded feature is indexed to the reporting company's own stock. The adoption of ASC 815-40's requirements affects issuers' accounting for warrants and convertible instruments with provisions that protect holders from declines in the stock price ("Down-Round" provisions). Warrants with such provisions are no longer recorded in equity, and convertible instruments with such provisions require "bifurcation" with the conversion option separately accounted for as a derivative under ASC 815, "Derivatives and Hedging" (formerly FAS 133, "Accounting for Derivative Instruments and Hedging Activities"). As a result of ASC 815-40, effective January 1, 2009, and due to the Down-Round protection of some of the Company's warrants and convertible debt, certain previously granted warrants were reclassified from shareholders' equity to liability and marked to market at each reporting date. In addition, the conversion embedded feature of the convertible debt was bifurcated and accounted as a derivative under ASC 815, marked to market at each reporting date. The cumulative effect on the accounting for the conversion feature of the Debentures and the related warrants at January 1, 2009 was $ 103.

s.	Treasury Shares:

RadView's shares held by the Company are presented at cost and deducted from shareholders' equity.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Impact of recently issued accounting standards:

1.
In October 2009, the FASB issued an update to ASC No. 985-605, "Software-Revenue Recognition" (originally issued as EITF 09-3). In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. The mandatory adoption is from January 1, 2011. The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented.

The Company is currently evaluating the impact of this update on its consolidated results of operations and financial condition.

2.
In January 2010, the FASB updated the guidance ASC Topic 820 related to "Fair Value Measurements Disclosures". More specifically, this update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The adoption of this new guidance did not have a material impact on the Company's financial statements.

3.
In June 2011, the FASB issued the guidance for ASC 2011-05 "Changes the presentation of comprehensive income". According to ASC 2011-05, Companies will have two choices of how to present items of net income, items of other comprehensive income ("OCI") and total comprehensive income. Companies can create one continuous statement of comprehensive income or two separate consecutive statements. Companies will no longer have a third choice to present OCI in the statement of stockholders’ equity.

The effective date for public companies is fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is currently evaluating the impact on its consolidated financial statements.

u.	Reclassification: Certain prior period amounts have been reclassified to conform to the current year's presentation.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31
	2009	2010

Government authorities	$34	$29
Prepaid expenses	46	26
Other receivables	19	36

	$99	$91

NOTE 4:	PROPERTY AND EQUIPMENT, NET

	December 31
	2009	2010
Cost:

Computers and equipment	$3,683	$3,683
Office furniture and equipment	222	222
Leasehold improvements	202	202

	4,107	4,107
Less – accumulated depreciation	4,099	4,107

	$8	$-

Depreciation expenses were $ 43 in 2008, $ 27 in 2009 and $ 8 in 2010.

NOTE 5:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2009	2010

Employee compensation and related accruals	$152	$132
Professional fees	127	100
Government authorities and Tax	787	784
Royalties to OCS	156	73
Other accrued expenses	132	168

	$1,354	$1,257

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:        COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease obligations

The Company operates primarily from leased facilities. Lease agreement expires through December, 2011. Annual minimum future rental payments due under the lease agreements as of December 31, 2010 are approximately as follows:

For the year ending December 31,	Amount

2011	$42

Rent expense, net of sublease income was $ 110 in 2008, $ 59 in 2009 and $ 59 in 2010.

b.	Royalties

1.
In May 2005, the Company entered into a distribution agreement with another third party to re-brand, market and distribute certain software products of a third party also under the Company's private label name of WebLOAD Analyzer. The Company is required to pay royalties to the third party based on the Company's selling price for end-user revenues from the WebLOAD Analyzer product.

No royalties were incurred in 2008, 2009 and 2010.

2.
The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. The Company is obligated to pay royalties to the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor ("the OCS") amounting to 3%-4.5% of the sales of the products and other related revenues generated from such activities sponsored, up to 100% of the grants received, linked to the U.S. dollar and bear interest at the rate of LIBOR (as of December 31, 2010 - 0.8%). Total amount of grants received or accrued, net of royalties paid or accrued, as of December 31, 2010, is approximately $ 416.

As of December 31, 2009 and 2010, the Company has a remaining obligation to pay royalties in the amount of approximately $ 156 and $ 177, respectively, in respect of these grants.

c.
Legal proceeding:

In April 2010, a former employee commenced a proceeding for severance and salary payments and certain other claims in the amount of $ 38, in connection with the period of employment with the Company. The Company denies all claims and any liability made by the former employee. Based on management estimation and the opinion of its legal counsel, an appropriate provision was recorded with respect to this claim.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:         COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	Liens:

 The Company granted to lenders a first and second security priority lien on all of its assets including intellectual property and accounts receivable.

NOTE 7:-	DERIVATIVE INSTRUMENTS

In 2006, the Company signed a Share Purchase Agreement (the "agreement") with certain investors and received $ 1,500 comprised of $ 750 against the issuance of 25,000,000 convertible Preferred A shares, representing a price per share of $ 0.03, and $ 750 as a convertible loan.

The Investors also received warrants to purchase 18,750,000 Preferred B shares, additional investment rights exercisable at the option of the Investors, to purchase up to an additional $ 2,250 of Preferred A shares at a price of $ 0.03 per share for a period of 18 months after the closing of the initial investment ("Additional Investment Rights") and an additional right to receive warrants for up to 56,250,000 Preferred B shares with respect to the exercise of Additional Investment Rights, each at an exercise price of $ 0.04 per share, exercisable for a period of five years from date of issuance. In 2006 and 2007, the investors exercised additional investment rights in a total amount of $ 1,700 in consideration for the issuance of 56,666,668 additional Preferred A shares and 42,500,000 warrants to purchase Preferred B shares.

The convertible loan bears interest of 8.0% per annum. The convertible loan plus any accrued interest thereon is convertible into Preferred shares at a conversion price of $ 0.03 per share, at the election of the Investors. The Conversion Price shall be subject to adjustment for any bonus share issues, share splits, combinations and similar events and pursuant to the anti–dilution provisions as set forth in the Company’s Articles of Association. The convertible loan was due to matured three years from the closing date and, if not converted by such date, become due and payable 30 days thereafter. During 2009 and 2010, the due date of the convertible loan was re-extended and is currently set to August 31, 2012. The Company accounted for the extension agreement in accordance with ASC 470-50-40 (formerly EITF 96-19) as a non-substantive modification.

The consideration of $ 1,500 was allocated based on the relative fair value of the convertible Preferred A shares, convertible loan, the warrants and the Additional Investment Right in accordance with ASC 470-20, "Debt with conversion and other options". The total amount of the discount on the convertible loan and the beneficial conversion feature (BCF) calculated based on the guidance in ASC 470-20, amounting to $ 750 (232- BCF and 518 related to the warrants and additional investment rights), was amortized as interest expenses over the term of the convertible loan and as of December 31, 2009 it was fully amortized.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:-	DERIVATIVE INSTRUMENTS (Cont.)

Pursuant to an evaluation of the terms of the Share Purchase Agreement under the provisions of ASC 815-40, "Determining Whether an Instrument (or Embedded Feature), Is Indexed to an Entity's Own Stock", the Company has classified all above derivative financial instruments issued in connection with the private placement as equity.

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

As of January 1, 2009, the holders of warrants for 61,250,000 Preferred B shares and the holders of the convertible loan are entitled to certain anti-dilution protection which according to ASC 815-40 results in a liability presentation and is marked to fair value. As of December 31, 2010 these derivative measured to be $ 682. See also Note 2r and 8.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:-       DERIVATIVE INSTRUMENTS (Cont.)

The derivative liabilities were valued using a lattice valuation technique (Monte Carlo Simulation) with the following assumptions:

	December 31,
	2009	2010

Conversion feature:
Risk-free interest rate	0.47%-1.14%	0.12%-1.02%
Expected volatility	100%	105%
Expected life (in years)	1.66	1.66
Expected dividend yield	0	0
Warrants:
Risk-free interest rate	0.47%-1.7%	0.12%-1.02%
Expected volatility	100%	105%
Expected life (in years)	2.33	1.33
Expected dividend yield	0	0

Fair Value:
Conversion feature	264	288
Warrants	591	394

(1)	Risk Free Interest Rate - based on yields of the US Government Treasury Bonds with different periods to maturity (according to different projection periods).

(2)	Expected Volatility - Since the Company has different classes of shares and its Preferred Shares are not publicly traded, the Company used the volatility of comparable publicly traded companies.

(3)	Expected life- the expected life of the conversion feature of the loan was based on the term of the loan and the expected life of the warrants was determined by the expiration date of the warrants.

(4)	Expected dividend yield- was based on the fact that the Company has not paid dividends to common shareholders in the past and does not expect to pay dividends to common shareholders in the future.

(5)
Anti-dilution Adjustment- the anti-dilution protection of the holders of Preferred Shares ceased to be effective as of March 2009. Based on the Management's estimation, no anti-dilution adjustments would take place.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	SHAREHOLDERS' DEFICIT

a.	Composed of shares of NIS 0.01 nominal value each, as follows:

	December 31,
	2010		2009
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary Shares	1,500,000,000	76,904,662	1,500,000,000	76,904,662
Preferred A	225,000,000	81,666,668	225,000,000	81,666,668
Preferred B	150,000,000	-	150,000,000	-

	1,875,000,000	158,571,330	1,875,000,000	158,571,330

a.	Authorized Ordinary shares:

Ordinary shares confer upon their holders voting rights, the right to receive dividends or bonus shares, if declared, and the right to share in the excess assets upon liquidation of the Company after the Preferred A and B shares.

b.	Authorized Preferred shares:

Preferred shares confer upon their holders voting rights on an as-converted basis with Ordinary shares on all matters presented at a general meeting of shareholders, priority preference upon liquidation; and protective rights over significant corporate actions, such as approval of mergers, voluntary liquidation or dissolution, declaration of dividends, amendments to the articles of association, sale or transfer of all or a material part of the intellectual property assets, and issuance of securities with equal or superior rights.

c.	Conversion rights:

Each Preferred share is convertible into one of the Company's Ordinary shares, subject to adjustment for anti-dilution events. Each Preferred share receives the same voting rights as Ordinary shares, except that the Preferred shares have approval rights over specified actions. Each Preferred share is entitled to a preference in liquidation over Ordinary shares.

d.
Treasury shares:

As of December 31, 2010, the Company holds 134,000 of its Ordinary shares as treasury shares at an aggregate cost of approximately $ 100. The Company has no dividend or voting rights associated with its treasury shares.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	SHAREHOLDERS' DEFICIT (Cont.)

e.	Dividends:

 The Company has never paid cash dividends to shareholders.

f.	Warrants to Preferred shares:

In 2004, the Company granted to certain investors, as part of a share purchase agreement, four series of Warrants which expired as of December 31, 2009.

As of January 1, 2009 there were 1,333,332 outstanding warrants with an exercise price of $ 0.98. These warrants contained a price adjustment mechanism which according to ASC 815-40 result in a liability presentation marked to fair value at each reporting date. These warrants expired during 2009. See also Note 2r.

The following table summarizes information regarding outstanding warrants to purchase Preferred and Ordinary shares of the Company issued as of December 31, 2010:

Issuance date	Number of warrants	Class of Shares	Exercise price per warrant	Exercisable Through

May 2005 (1)	352,941	Ordinary shares	0.17	May 2012
April 2006 (2)	18,750,000	Preferred B shares	0.04	April 2011
Decemer 2006 (2)	17,500,000	Preferred B shares	0.04	December 2011
March 2007 (2)	25,000,000	Preferred B shares	0.04	March 2012
March 2007 (3)	23,034,900	Ordinary shares	0.06	March 2012
May 2007 (3)	19,249,335	Ordinary shares	0.06	May 2012

	103,887,176

(1)
In connection with a credit facility that was fully repaid in 2006, the Company issued to a certain foreign bank warrants to purchase 352,941 of the Company's Ordinary shares at an exercise price of $ 0.17 per share. The warrants were exercisable immediately and have a term of seven years. The warrants were classified as equity.

(2)
Through 2006 and 2007, the Company granted certain investors 61,250,000 warrants to purchase Preferred B shares as part of a private placement in 2006. As of January 1, 2009, the holders of the warrants were entitled to certain anti-dilution protection which according to ASC 815-40 results in a liability presentation and marked to fair value. As of December 31, 2010 these warrants were valued at $ 394. See also Note 2r.

(3)
In 2007, the Company granted certain institutional investors and an advisor warrants to purchase 42,284,235 Ordinary shares as part of a private placement in that year. The warrants were exercisable immediately and have a term of five years. The warrants were classified as equity.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	SHAREHOLDERS' DEFICIT (Cont.)

g.	Employee share purchase plan:

In November 2002, the Company established an employee share purchase plan (the "ESPP") which permits the eligible employees of the Company to purchase shares of the Company's Ordinary shares at 85% of the closing market price on either the first day or the last day of the applicable three-month period, whichever is lower. Employees may participate in the ESPP through regular payroll deductions of up to 10% of their pre-tax gross salary. Subject to adjustment for stock splits, stock dividends and similar events, a maximum of 1,500,000 Ordinary shares may be issued under the ESPP. No Ordinary shares were issued in connection with the ESPP in 2008, 2009 and 2010. As of December 31, 2010, there are 1,491,791 Ordinary shares available for future issuance under the ESPP.

h.	Stock option plans:

The Company has adopted employee stock option plans in 1996, 1997 and in 2000. Under the plans, employees, non employees and officers of the Company may be granted options to acquire Ordinary shares. Pursuant to the plans, the Company reserved for issuance a total of 35,664,266 Ordinary shares. As of December 31, 2010, an aggregate of 10,992,347 Ordinary shares are still available for future grants.

Each option granted under the plans is exercisable until five to ten years from the date of the grant of the option. The options vest ratably over vesting periods ranging from three to five years. Any options, which are forfeited or not exercised before expiration, become available for future grants.

 Transactions related to the Company's stock option plans are summarized as follows:

	Options Outstanding*)	Weighted average exercise price per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Granted	-
Forfeited, cancelled or expired	(298,900)	$0.03

Outstanding, December 31, 2010	18,993,972	$0.03	2.35	-

Vested and expected to vest	18,993,972	$0.03		-
Exercisable, December 31, 2010	13,627,162	$0.03	2.35	-

*)	Includes 35,000 outstanding and exercisable options to consultants at a weighted average exercise price of $ 0.945 per share.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	SHAREHOLDERS' DEFICIT (Cont.)

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's stock price on December 31, 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. These amount changes are based on the value of the Company's stock.

During 2009, the Company cancelled 8,780,560 options that were previously granted to its employees and directors, and instead granted them replacement awards of 8,780,560 options, exercisable into Ordinary shares at $ 0.03 per share. The options shall vest on a quarterly basis over the period commencing as of the original options grant (up to 3 years).

This above grant was considered as a modification to previous grants and as such the fair value of this modification was estimated using the Black-Scholes-Merton option pricing model with the following assumptions: risk-free interest rates range 1.52%, dividend yields of 0%, expected volatility 269% and an expected term of the options based on the remaining period of the original options grant.

The total incremental compensation cost related to this modification is $ 38 out of which $ 8 were recognized during 2010.

Stock-based compensation expenses included in the reported net loss totaled to approximately $ 95 in 2008, $177 in 2009 and $ 175 in 2010, as follows:

	Year ended December 31,
	2008	2009	2010

Research and development	$17	$10	$13
Selling and marketing	5	6	5
General and administrative	73	161	157

Total stock-based compensation expense	$95	$177	$175

Additional information related to the Company's stock-based compensation awards is presented below, along with the additional disclosures required by ASC 718.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	SHAREHOLDERS' DEFICIT (Cont.)

The following table summarizes the weighted average fair value of options granted for each of the three years in the period ended December 31, 2010 at market price on date of grant:

For the Year Ended:

December 31, 2008:
Weighted average exercise price	$0.06
Weighted average fair value on grant date	$0.06

December 31, 2009:
Weighted average exercise price	$0.02
Weighted average fair value on grant date	$0.02

December 31, 2010:

Weighted average exercise price	$-
Weighted average fair value on grant date	$-

As of December 31, 2010, there was $ 140 of total unrecognized compensation cost related to unvested stock options. Unrecognized compensation cost is expected to be recognized over a weighted average period of 2.35 years.

NOTE 9:-	RESEARCH AND DEVELOPMENT, NET

	Year ended December 31,
	2008	2009	2010

Research and development costs, net:

Payroll and related	$951	$682	$580
Subcontractors and materials	2	131	36
Others	470	202	280

	1,423	1,015	896

Less - participation of Government funds	(192)	-	-

	$1,231	$1,015	$896

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-     FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2008	2009	2010

Financial expenses:

Interest income	$5	$-	$-
Increase (decrease) in fair value of warrants that are classified as liability and of bifurcated conversion feature	-	(764)	173
Interest expenses	(317)	(223)	(61)
Foreign currency transaction adjustments	(25)	(40)	42

	$(337)	$(1,027)	$154

NOTE 11:	TAXES ON INCOME

a.	Applicable Tax Laws

1.
Amendment to the Israeli Income Tax Ordinance

On July 25, 2005, the Knesset (Israeli Parliament) approved the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among other provisions, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

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

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:	TAXES ON INCOME (Cont.)

In accordance with ASC 740, the Company has not provided deferred income taxes on the above differences resulting from changes in exchange rates and indexing for tax purposes.

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

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

In 1998, the Company was granted Approved Enterprise status under the Law. The Company elected to adopt the "Alternative Benefits" track entitling the Company to a benefit period of seven years on income derived from this program as follows: (a) a full income tax exemption for the first two years and (b) a reduced income tax rate of 25%, instead of the regular rate for the remaining five-year period. Depending on the level of non-Israel investments in the Company, the period for which the Company is entitled to a reduced tax rate of 25% can be extended to eight years. The period of the benefit is limited to 12 years from commencement of production or 14 years from the date of approval. As the Company has not yet reported any taxable income, the benefit period has not yet commenced.

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

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:	TAXES ON INCOME (Cont.)

As of December 31, 2010, the Company does not have retained earnings and accordingly, no tax-exempt income. Tax-exempt income attributable to the Approved Enterprise cannot be distributed to shareholders without subjecting the Company to taxes except upon a complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits. The Company's board of directors does not intend to distribute any amounts of its undistributed tax-exempt income as dividends.

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

Amendments to the Law for the Encouragement of Capital Investments, 1959:

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments in the Law for the Encouragement of Capital Investments, 1959 ("the Law"). The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company may elect to apply the amendment (such election shall be non revocable), and from then on it will be subject to the amended tax rates that are: 2011 and 2011 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:	TAXES ON INCOME (Cont.)

The Company examined the possible effect of the amendment on the financial statements, if at all, and at this time do not believe it will opt to apply the amendment.

c.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an "Industrial Company" under the Law for Encouragement of Industry (Taxes), 1969 and is therefore entitled to tax benefits, mainly accelerated depreciation of machinery and equipment and deduction of expenses incurred in connection with a public offering.

d.	Income (loss) before income tax:

	Year ended December 31,
	2008	2009	2010

Israel	$532	$(446)	$1,089
United States	(965)	(917)	(973)

	$(433)	$(1,363)	$116

e.	Taxes on income are comprised of the following:

	Year ended December 31,
	2008	2009	2010

Current taxes and reserves	$(77)	$62	$(14)

f.	Net operating losses:

As of December 31, 2010, the Company's net operating tax loss carry forwards in Israel amounted to approximately $ 27 million. These net operating tax losses may be carried forward indefinitely and offset against future taxable business income.

The Company's U.S. subsidiary's tax losses through December 31, 2010 totaled approximately $ 33 million. These losses are available to offset future U.S. taxable income of the U.S. subsidiary may be subject to the limitation under rule 382 of the Internal Revenue Service, see below, and will expire between the years 2018 and 2028.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:	TAXES ON INCOME (Cont.)

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

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forwardamong the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits and the effect of approved enterprise.

g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company deferred tax assets are as follows:

	December 31,
	2009	2010

Operating loss carryforward and deductions	$16,429	$16,437
Reserves and allowances	238	251

Net deferred tax asset before valuation allowance	16,667	16,688
Valuation allowance	(16,667)	(16,688)

Net deferred tax asset	$-	$-

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:	TAXES ON INCOME (Cont.)

As of December 31, 2010, the Company has provided full valuation allowance of $ 16,688 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

h.	Final tax assessments:

The Company has received final tax assessments in Israel through the end of 2005 and in the US through the end of 2006.

i.	Reconciliation of the tax expenses to the actual tax expenses:

The main reconciling items of the statutory tax rate of the Company (2008 - 27%, 2009- 26% and 2010 – 25%,) to the effective tax rate (0%) are valuation allowances provided for deferred tax assets (in all reported periods) .

j.	Accounting for uncertainty in income taxes ("ASC 740"):

A reconciliation of the beginning and ending balances of the total amounts of the unrecognized tax benefits is as follows (U.S dollars in thousands):

Unrecognized tax benefits

Balance at January 1, 2010	$618
Additions for tax positions taken in the current year	(24)

Balance at December 31, 2010	$594

The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

The Company and its subsidiaries file income tax returns in Israel and in the USA. As of December 31, 2010, the Israeli tax returns are subject to examination by the Israeli tax authorities for the tax years of 2006 through 2009 and the US tax returns are subject to examination by the US tax authorities for the tax years of 2007 through 2009.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:	RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties consisted of the following:

	December 31
Accrued expenses and other liabilities:	2009	2010

Accrued interest on convertible loan (See Note 7)	$218	$278
Other accrued expenses (*)	26	51

	$244	$329

Transactions with related parties consisted of the following:

	Year ended December 31,
	2008	2009	2010

General and administrative (*)	$50	$50	$50
Financial expenses, net	331	205	60

Total costs and expenses	$381	$255	$110

(*) Mainly as a result of management fees.

NOTE 13:	DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE

The Company has adopted ASC 280 "Segment reporting". The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-user customer.

The Company's revenues by its customers ' geographic locations are as follows:

	Year ended December 31,
	2008	2009	2010

United States	$2,038	$1,585	$1,626
Europe	890	702	431
Israel	191	72	190
Other	322	70	170

	$3,441	$2,429	$2,417

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:	DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE (Cont.)

 The Company's long-lived assets by geographic location are as follows:

	December 31
	2009	2010

United States	$-	$-
Israel	8	-

Total	$8	$-

Item 19:  Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description
1.1	Memorandum of Association of Registrant (English translation) (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).
1.2	Amended and Restated Form of Articles of Association of Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).
2.1	Registration Rights Agreement (filed as Appendix E to the Company’s Proxy Statement for the year ended December 31, 2005 on Form DEF 14A, No. 000-31151, and incorporated herein by reference).
4.1	Amended and Restated Key Employee Share Incentive Plan (1996) (filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8, No. 333-67086, and incorporated herein by reference).
4.2	Amended and Restated United States Share Incentive Plan (2000) (filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8, No. 333-67086, and incorporated herein by reference)
4.3	Employee Share Purchase Plan (filed as Exhibit 10.1 to the Company’s Form 10-Q for the quarterly period ended September 30, 2002, and incorporated herein by reference)
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

4.10
Amendment  and Addendum dated as of July 26, 2006 to the Convertible Loan Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. and certain other investors of April 4, 2006. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).

4.11
Amendment No. 2 dated as of June 23, 2010 to the Convertible Loan  Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. and certain other investors dated of April 4, 2006, as amended. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).

4.12*
Amendment No. 3 dated as of December, 2010 to the Convertible Loan Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. and certain other investors dated of April 4, 2006, as amended.

4.13	Form of Indemnification Agreement (filed as Appendix G to the Company’s Proxy Statement for the year ended December 31, 2005 on Form DEF 14A, No. 000-31151, and incorporated herein by reference).
4.14
Managements Services Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. (filed as Appendix F to the Company’s Proxy Statement for the year ended December 31, 2005 on Form DEF 14A, No. 000-31151, and incorporated herein by reference).

4.15
Form of Subscription Agreement for Private Placements led by Meitav Underwriting Ltd. in March and May 2007 (filed as Exhibit 4.19 to the Company’s Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

4.16
Form of Warrant issued in connection with the Subscription Agreement identified in Exhibit 4.15 above (filed as Exhibit 4.20 to the Company’s Form 20-F for the year ended December 31, 2006, and incorporated herein by reference).

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

RadView Software Ltd.

/s/	Eyal Shalom	/s/	Guy Yasur
Eyal Shalom		Guy Yasur
Chief Executive Officer		Chief Financial Officer

Date: June 30, 2011