Form 20-F
period 2011-12-31
RADVIEW SOFTWARE LTD
filed 2012-04-25
CIK 1114999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 76,904,662 Ordinary Shares and 81,666,668 Preferred A Shares, nominal value NIS 0.01 per share, as of December 31, 2011 and April 30, 2012.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

References to “U.S. dollars,” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels

3A: Selected Consolidated Financial Data

The selected consolidated statement of operations data for RadView Software Ltd. set forth below with respect to the years ended December 31, 2011, 2010 and 2009, and the selected consolidated balance sheet data as of December 31, 2011 and 2010, have been derived from our audited Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations data set forth below with respect to the years ended December 31, 2008 and 2007, and the consolidated balance sheet data as of  December 31, 2009, 2008 and 2007, are derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The data should be read in conjunction with and is qualified by reference to our Consolidated Financial Statements and the Notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this Annual Report on Form 20-F.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Software licenses	$1,225	$1,687	$1,184	$1,151	$992
Services	1,895	1,754	1,245	1,266	1,155
Total revenues	3,120	3,441	2,429	2,417	2,147

Cost of revenues:
Software licenses	26	89	60	57	76
Services	66	55	66	123	111
Total cost of revenues	92	144	126	180	187

Gross profit	3,028	3,297	2,303	2,237	1,960

Operating expenses:
Sales and marketing	2,687	1,057	673	637	392
Research and development	1,890	1,231	1,015	896	897
General and administrative	1,729	1,105	951	742	766

Total operating expenses	6,306	3,393	2,639	2,275	2,055

Operating loss	(3,278)	(96)	(336)	(38)	(95)

Financial income (expenses), net	(358)	(337)	(1,027)	154	467
Income Tax (tax benefit)	331	(77)	62	(14)	(239)
Net Income (loss)	(3,967)	(356)	(1,425)	130	611

Deemed dividend on convertible preferred shares and exercise of additional investment rights during the year	(850)	—	—	—	—

Net Income (loss) attributed to Preferred shares	—	—	—	$67	$315
Net Income (loss) attributed to Ordinary shares	$(4,817)	$(356)	$(1,425)	$63	$296

Basic and diluted net Income (loss) per Ordinary share	$(0.08)	$(0.01)	$(0.02)	$0.00	$0.00

Weighted average number of ordinary shares used in computing basic net earnings (loss) per ordinary share	60,488	76,905	76,905	76,905	76,905

Weighted average number of ordinary shares used in computing diluted net earnings ( loss) per ordinary share	60,488	76,905	76,905	158,571	158,571

	As of December 31,
	2007	2008	2009	2010	2011
Consolidated Balance Sheet Data:
Cash and cash equivalents	$880	$243	$207	$404	$327
Working capital (deficit)	(1,810)	(2,379)	(1,853)	(1,651)	(1,350)
Total assets	2,179	1,181	835	1,004	829
Convertible Loan and accrued interest	344	593	968	1,028	1,088
Total shareholders’ equity (deficit)	(2,107)	(2,368)	(3,719)	(3,414)	(2,773)
Additional Paid in Capital	64,835	64,930	65,056	65,231	65,261

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

Our primary competitors include companies which offer performance-testing software, such as Hewlett Packard (following their acquisition of Mercury Interactive),  Micro Focus International (following their acquisitions of Borland Software Corporation and part of Compuware Corporation), IBM (following their acquisition of Rational Software Corporation), and Neotys. Some of our competitors have longer operating histories, better brand recognition, a larger installed base of customers and substantially greater financial, technical, marketing and other resources than we do. As a result, they may be able to respond more quickly to new or changing opportunities, technologies, standards or customer requirements.

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

Companies use our products to assure the performance of their web applications. In many cases, web applications serve critical business functions. The sale and support of our products may entail the risk of product liability or warranty claims based on our products not detecting critical errors or problems with web applications that fail in a “live” environment and cause companies financial loss. In addition, the failure of our products to perform to customer expectations could give rise to warranty claims. Although we seek to limit our exposure to claims under our license terms, we may not be adequately protected from liability that may be imposed. If we are subject to any claims, our results of operations may be materially adversely affected. In addition, we may be subject to intellectual property infringement claims that, with or without merit, could be costly to defend or settle.

Risks Related to Our Operations

We have had a history of losses and our future levels of sales and ability to achieve profitability are unpredictable.

We incurred net losses of $1.42 million in 2009 primarily due to the adoption of an amendment  to ASC 815-40 “Derivatives and Hedging - Contracts in Entity's Own Equity”, which instructs companies to classify freestanding instruments (e.g., warrants) and embedded conversion features, that are not considered fixed-for-fixed (adjustment to the exercise price or to the conversion ratio) as liabilities with changes in fair value recognized at each reporting period at the statement of operations. The Company adopted the amendment starting January 2009. In 2010, we had an improvement in net income which amounted to $0.13 million. In 2011, we had a further improvement in net income which amounted to $0.61 million. As of December 31, 2011, we had an accumulated deficit of $69 million. We may not be able to sustain or increase profitability on a quarterly or on an annual basis in the future.

We may need additional capital to finance our operations.

We will need to raise additional capital to finance our operations unless we are able to generate sufficient cash from operations. To date, except in 2010, we have been unable to generate sufficient cash from operations and there is no assurance that we will be able to raise such additional capital. Cash used in operating activities was $0.08 million in 2011.

We are restricted in our ability to seek financing without the approval of the holders of our preferred shares, which include our controlling shareholder. As a result, in the event that financing is needed but not approved by the holders of preferred shares, our ability to continue operations will be materially adversely affected.

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

Due to these and other factors, we believe that period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as indicators of our future performance. It is possible that in future periods, our results of operations may be below the expectations of public market analysts and investors. If this occurs, the price of our ordinary shares may decline.

We may incur significant costs in order to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to evaluate the effectiveness of our internal control over financial reporting on an annual basis and furnish a report with the management's assessment. Our management is also required to report on the effectiveness of our disclosure controls and procedures. We believe that significant time, effort and expense, including time of senior management will continue to be required to design, maintain and evaluate the internal control system over financial reporting under these rules. The costs involved in Section 404 compliance could have a material adverse effect on our business, results of operations and prospects.

Risks Relating To Our Financing Transactions

There has been and will continue to be substantial dilution to our existing shareholders as a result of a series of financings we have entered into since 2006.

At the closing of our 2006 financing, we issued to the investors 25,000,000 preferred shares, convertible debt that could be convertible into 25,000,000 preferred shares, and warrants to purchase up to an additional 18,750,000 preferred shares. The investors had the additional right, within 18 months after the closing, to purchase up to an additional 75 million preferred shares and warrants to purchase up to a total of 56,250,000 additional preferred shares. That additional investment right was exercised in part in three additional investments by one of the investors under that financing, as a result of which we issued to that investor 56,666,668 preferred shares and warrants to purchase up to an additional 42,500,000 preferred shares of which 36,250,000 warrants had expired as of December 31, 2011.The remainder of the additional investment rights expired in March 2008. As a result, the investors in the 2006 financing have the ability, upon conversion of the preferred shares and convertible debt, and exercise of the remaining warrants, to acquire up to 131,666,668 of our ordinary shares.

The three additional investments by one of the investors as described above were made pursuant to three addendums to the purchase agreement for the 2006 financing, each of which granted to the investor a new option to purchase preferred shares and warrants to purchase preferred shares equal to the amount acquired under the additional investments. The new options have expired. See "Item 4B: Business Overview - Financing Transactions" and "Item 7B: Related Party Transactions" for further discussion of the new options.

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

Furthermore, under the 2008 credit facility that may be provided by a principal shareholder (as amended in 2009 and 2010, but which is set to expire on June 30, 2012), any loans taken by the Company will be convertible into ordinary shares at any time prior to repayment, at a conversion price per ordinary share, as follows: (a) the first $1 million of loan(s) shall be convertible into the Company’s ordinary shares at  the lower of: (x) $0.03 and (y) the average closing market price of the Company’s ordinary shares on the OTCBB during the 60 day period ending one day prior to the date of conversion of the applicable loan; but no less than $0.01 and (b) any loan amounts exceeding the first $1 million shall be convertible into the Company’s ordinary shares at a conversion price of $0.02 per ordinary share. Also, the Company undertook to grant warrants to acquire ordinary shares in a U.S. dollar amount equal to 50% of the principal amount of each loan. If the Company draws the maximum amount of the credit facility, the shareholder will be entitled to 400,000,000 ordinary shares upon conversion of the loans and will receive warrants to purchase up to 200,000,000 ordinary shares.  See "Item 4B: Business Overview - Financing Transactions" for further discussion of the 2008 credit facility.

Fortissimo and other investors in the 2006 financing have control over most matters submitted to a vote of the shareholders, thereby limiting the power of other shareholders to influence corporate action.

As of March 31, 2012, Fortissimo Capital Fund GP, LP, or Fortissimo, owned 47.6% of our outstanding ordinary shares and, together with certain other investors in the 2006 financing with which Fortissimo shares voting rights, these shareholders own 53.9% of our outstanding ordinary shares (including the ordinary shares issuable upon conversion of the preferred shares held by them) or 61.5% of our shares, including the shares issuable on conversion of debt. See "Item 7A: Major Shareholders". Fortissimo and these other investors are parties to a voting agreement, in which the other investors undertook to vote their shares with Fortissimo, and consequently Fortissimo has the power to substantially influence the outcome of most matters submitted to a vote of shareholders, including the election of members of our Board of Directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of RadView. In addition, Fortissimo is also entitled to nominate a majority of the members of our Board of Directors to be designated as preferred directors (currently, only three out of six directors are designated as preferred directors). Preferred directors may exercise voting control over significant corporate actions.

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

In connection with the 2006 financing and the Meitav investments, we have issued a substantial number of ordinary shares, convertible preferred shares and warrants to purchase ordinary shares or preferred shares, as well as convertible debt that is convertible into preferred shares. In connection with the 2008 credit facility (which is set to expire on June 30, 2012), we may issue additional warrants to purchase our ordinary shares. Our ordinary shares may be issued as a result of the conversion of our convertible preferred stock or convertible debt or the exercise of warrants. Under the terms of the 2006 financing, the Meitav investments, and the warrants issuable under the 2008 credit facility, the ordinary shares underlying the securities issued in those transactions and certain other securities outstanding prior to those transactions may be registered for resale to the public or may become freely tradeable under Rule 144.

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

Our principal offices and many of our subcontractors and suppliers are located in Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. During the winter of 2008, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. Since February 2011, Egypt has experienced political turbulence, following the resignation of Hosni Mubarak as president, including protests throughout Egypt, and the appointment of a military regime in his stead followed by the election to the Egyptian parliament of certain political parties which advocate breaking ties with Israel. This development may damage the current peaceful and diplomatic relations between Israel and Egypt.

Similar civil unrest and political turbulence has occurred in other countries in the region and is affecting the political stability of those countries. Syria, which borders Israel, has experienced months of violence and some have expressed concern that the unrest could spill into Israel or lead to incidents on what has been a relatively quiet border in recent years. This instability may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries.

In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The environment may potentially escalate in the future to more violent events which may affect Israel and the Company. These types of situations, including conflicts which involved missile strikes against civilian targets in various parts of Israel, had in the past negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition, and could make it more difficult for us to raise capital.

Ongoing and revived hostilities and the attempts to resolve the conflict between Israel and its Arab neighbors often results in political instability that affects the Israeli capital markets and can cause volatility in interest rates, exchange rates and stock market quotes. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions.  These or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease.

Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies.

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

Our operations could also be adversely affected if the economic conditions in Israel deteriorate. Furthermore, Israel is a party to certain trade agreements with other countries, and material changes to these agreements could have an adverse effect on our business. Because substantially all of our revenues are generated in U.S. dollars, while a portion of our expenses is incurred in NIS, inflation in Israel could harm our results of operations.

A substantial portion of our revenues are generated in U.S. dollars, while a portion of our expenses, primarily salaries and related expenses incurred in our Israeli facility, is in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Our Israeli-based employees’ salaries are influenced by inflation in Israel. As a result, any increase in the rate of inflation in Israel may have a negative impact on our U.S. dollar-measured operating results unless the inflation in Israel is offset by a devaluation of the NIS in relation to the U.S. dollar. In 2009, the rate of inflation in Israel increased by 3.9% and the value of the U.S. dollar decreased in relation to the NIS by 0.7%. In 2010, the rate of inflation in Israel increased by 2.7% and the value of the U.S. dollar decreased in relation to the NIS by 6%. In 2011, the rate of inflation in Israel increased by 2% and the value of the U.S. dollar increased in relation to the NIS by 8%. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. We cannot predict any future trends in the rate of inflation in Israel or trends in the rate of exchange between the NIS and the U.S. dollar. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be materially adversely affected. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will enter into such transactions in the future or that such measures will adequately protect adverse impact of inflation in Israel.

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

We were approved for research and development grants for 2007 of up to approximately $460,000 and for 2008 of up to approximately $200,000 under Government of Israel programs. Of these grants, we have received, as of March 31, 2012, $409,500 in respect of 2007 and approximately $180,000 in respect of 2008. In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in property and equipment. Some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs.

The Government of Israel has reduced the benefits available under these programs at various times over past years and has amended the specified conditions that must be met in order to achieve or maintain eligibility. See Item 10E below and in Note 6(b) to the Notes to Consolidated Financial Statements. We cannot guarantee that these programs continue in the future at their current levels or at all. If the Government of Israel reduces or ends these benefits, our business, financial condition and results of operations could be materially adversely affected.

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

Provisions of Israeli law may delay, prevent or make undesirable a merger or an acquisition of all or a significant portion of our shares or assets. Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

We are a foreign private issuer, as such term is defined under U.S. federal securities laws, and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements applicable to U.S. domestic issuers. If we lost this status, we would be required to comply with the reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. The regulatory and compliance costs to us under U.S. securities laws, if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer, may be significantly higher than the cost we currently incur as a foreign private issuer.

Item 4:   Information on the Company

4A: History and Development of the Company

We were incorporated in Israel in 1991 as a private company pursuant to the Israeli Companies Ordinance, 1983, under the name RadView Software Ltd. and conducted all our operations in Israel from 1993 until April 2000, at which time we relocated our corporate offices to the United States. We relocated our headquarters back to Israel in 2006. We maintain our research and development operations in Israel. In August 2000, we completed the initial public offering of our ordinary shares, raising $35.3 million after offering costs.

Our corporate headquarters and research and development facilities are located at 14 Hamelacha St., Park Afek, Rosh Ha’Ain, 48091, telephone +972-03-915-7060 and our website address is www.radview.com. The information contained on, or linked from, our website is not a part of this report. Our U.S. sales office is located at 991 Highway 22 West, Bridgewater, New Jersey, 08807.

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

To date, we have licensed our software to approximately 3,000 organizations from all major industries including Best Western International, Inc., Georgia Institute of Technology, Morningstar Corporation, Symantec, the Monsanto Company, GoDaddy, Esure and Barclaycard.

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

               Since February 2009, we have focused our marketing efforts on our commercial WebLOAD Professional products, using the standard enterprise sales model for our direct sales force and channel partners. The open source initiative, which we introduced in April 2007, did not yield the anticipated benefits and therefore, in February 2009, we discontinued a portion of that program and removed the proprietary components of the open source edition of the product. The Open Source Edition now offers only our non-proprietary load engine which may attract developers interested in simulating web application loads, but does not provide a commercial alternative for the customers to whom we offer WebLOAD Professional.

Financing Transactions

                In August 2006, we closed a financing round led by Fortissimo Capital Fund GP LP, or Fortissimo, and a group of co-investors that included one of our directors and two existing shareholders, for an initial investment of $1.5 million consisting of $750,000 for the purchase of 25,000,000 convertible preferred shares, at a purchase price of $0.03 per share, and $750,000 as a convertible loan (the “Convertible Loan”). In addition, the investors had the right to purchase up to additional 75 million preferred shares at a price of $0.03 per share, for up to a total amount of $2.25 million, within 18 months after the closing of the initial investment. The additional investment rights were exercised in part, as described below, and the remainder of these rights has expired.

The preferred shares are convertible, at the election of the holder, into our ordinary shares on a one-for-one basis. In addition to voting rights similar to our ordinary shares, preferred shares are also entitled to nominate a majority of the members of our Board of Directors and have voting control over significant corporate actions. Preferred shares also have a preference in liquidation over our ordinary shares. The investors also received warrants to purchase up to 18,750,000 preferred shares with respect to the initial investment and up to a total of 56,250,000 additional preferred shares in the event they made the additional investment. The warrants had an exercise price of $0.04 per share, were exercisable for a period of five years from date of issuance, and have consequently expired.

                The Convertible Loan under the August 2006 financing was due to be repaid on August 18, 2009. The investors had agreed to extend the loan payment date initially to June 30, 2010 and during the extension period, the loan was non-convertible and without interest. In December 2009, the Company's shareholders approved, and in June 2010, the Company and the investors entered into, an amendment to the Convertible Loan Agreement pursuant to which the repayment date of the Convertible Loan principal and interest was extended to August 31, 2011. The Company's shareholders approved (in December 2010 and December 2011), and the Company and the investors have since entered into extensions to the Convertible Loan Agreement, pursuant to which the repayment date of the Convertible Loan principal and interest is currently extended to August 31, 2013.

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

              In December 2008, the Board and shareholders approved the terms of a convertible credit facility that may be provided to us by Fortissimo, our principal shareholder (the “2008 Credit Facility”).  The Credit Facility was for an amount up to $4 million, in one or more loans, to be determined by Fortissimo at its sole discretion upon our request (each the “Loan”). Each Loan would have had a potential 3 year term, optionally extended for 2 additional one year terms by agreement of Fortissimo and the Company.

The Loans would have carried an interest rate of 8%, compounded annually, payable together with the repayment of the principal of the respective Loan. Each Loan would have been convertible into ordinary shares, at the option of Fortissimo, at any time prior to repayment, at a conversion price per ordinary share equal to $0.01, the trading price at the time the 2008 Credit Facility was approved (the “Conversion Price”). As security for the repayment of the Loans, the Company would have granted Fortissimo (i) a fixed charge on our intellectual property, and (ii) a floating charge on our tangible and intangible assets, junior to all of our outstanding charges at the time of the Loan. We had also agreed that upon each draw down of a Loan, Fortissimo would have issued a warrant to acquire ordinary shares in a U.S. dollar amount equal to 50% of the principal amount of the Loan at a purchase price per share equal to the Conversion Price.

                In December 2009, the Company’s shareholders approved an amendment to the discretionary convertible credit facility that: (i) increased the amount of the convertible loans from $4 million to $6 million; (ii) allowed for potential co-lenders; (iii) limited the arrangement availability to mid-2011; and (iv) revised the conversion price as follows: the first $1 million of loan(s) would be be convertible into the Company’s ordinary shares at  the lower of: (x) $0.03 and (y) the average closing market price of the Company’s ordinary shares on the OTCBB during the 60 day period ending one day prior to the date of conversion of the applicable loan; but no less than $0.01 and (b) any loan amounts exceeding the first $1 million would be convertible into the Company’s ordinary shares at a conversion price of $0.02 per ordinary share. The remaining terms of the convertible credit facility (term, interest rate, securities and warrants) remained unchanged.

                Except for an amount of $ 0.5 million, which Fortissimo has agreed to fund upon a request by the Company, any future cash withdrawals from this facility are subject to the discretion of Fortissimo. In December 2010, the Company’s shareholders approved an extension to the arrangement facility until June 30, 2012, at which point it is set to expire, since the Company’s shareholders have not approved a further extension.

Product Highlights

In 2012, we launched WebLOAD Professional 9.0. Version 9.0 of WebLOAD introduces load testing from the Cloud, a new comparison view, improvements to both the validation and parameterization engines, new probing client reports, and usability and functionality enhancements to the IDE, Console, and Analytics.

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

Competition

Commercial competition

                The web application performance and testing solutions market is intensely competitive, subject to rapid change and significantly affected by new product introductions and other activities of market participants. Our primary competitors include companies who offer application-testing software, such as Hewlett Packard (following their acquisition of Mercury Interactive), Micro Focus International (following their acquisitions of Borland Software Corporation and part of Compuware Corporation). We also compete against companies that provide a broader spectrum of development tools that include application-testing functionality, such as IBM (following their acquisition of Rational Software Corporation). In addition, we compete with companies like Neotys whose main offering is application performance management software.

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

Increase Revenues and Control Costs to Achieve Profitability

                Our net loss was $1.42 million in 2009 primarily due to the adoption of an amendment  to ASC 815-40, “Derivatives and Hedging - Contracts in Entity's Own Equity”, which instructs companies to classify freestanding instruments (e.g., warrants) and embedded conversion features, that are not considered fixed-for-fixed (adjustment to the exercise price or to the conversion ratio) as liabilities with changes in fair value recognized at each reporting period at the statement of operations. The Company adopted the amendment starting January 2009. We had a net income of $ 0.13 million in 2010 and $ 0.61 million in 2011. We have lowered our operating costs in each of the past five years to more closely align costs with our expected revenues, and expect a further decrease in our general and administrative costs. We are focused on increasing our revenues while continuing to control costs in order to maintain and increase our positive cash flow in the future.

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

In 2012, we plan to release extended mobile load testing support to address the growing demand of the mobile market, IPV6 support, comprehensive UI facelift and usability updates and in depth User Transaction Monitoring.

                We intend to continue to develop WebLOAD Professional, to introduce new add-ons to support additional protocols and development environments.

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

Leverage Our Installed Customer Base

                To date, we have licensed our software to over 3,000 companies worldwide of which approximately 150 have renewed their software-support agreement with us. A portion of our product orders are received from existing customers and distribution channels. These orders are typically the result of support and maintenance renewals and upgrades or expansions to their previously purchased licenses.  For example, upon payment of additional license fees, an existing customer of our load-testing product may increase either or both the maximum number of allowable simulated users that can be generated from within the product and the number of end-users allowed to operate the product.

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

Customers

           To date, we have licensed our software to approximately 3,000 customers worldwide, of which approximately 150 have renewed their software-support agreement with us. Our customers include companies across a broad range of industries, including financial services, technology, retail, manufacturing, government, telecommunication, health care and education.

           Our customers are located primarily in the United States, Canada, Europe, Asia Pacific, and Israel. Revenues derived from customers in the United States as a percent of total revenues were, 65% in 2009, and 67% in 2010 and 2011.  We expect to continue to derive the majority of our revenues from customers in the United States. In 2009, 2010 and 2011, we were not dependent on any major customers.

Sales and Marketing

            Sales:  We sell our products through a direct sales force and through channel partners. Our direct sales force consists of sales personnel and sales engineers located at our corporate headquarters in Israel, as well as an office in the United States.  Our channel partners consist of testing services providers, web system integrators, independent software vendors and international distributors in Europe, Israel and Asia. Revenues from our indirect distribution channels as a percentage of total revenues were 18% in 2009, 24% in 2010 and 12% in 2011. In the future, we expect to expand our network of indirect channel partners to increase revenues from sales through them.

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

           Members of our research and development group have extensive experience working with web technologies and software testing solutions. We believe that our future performance will depend in large part on our ability to enhance our current product line, develop new products and provide innovative solutions for verifying the performance and scalability of web applications. Our research and development expenses were $1 million in 2009 and $0.9 million in 2010 and 2011.

           We received approval for a grant in the amount of up to approximately $460,000 in 2007 and up to $200,000 in 2008 from the Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor for participation in our research and development programs. Of these grants,  we have received, as of May 31, 2011, $409,500 in respect of 2007 and approximately $180,000 in respect of 2008. We do not expect a material change in 2012 in our research and development expenses.

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

           In the United States — RadView Software Inc., a New Jersey corporation with offices in New Jersey, is our wholly-owned subsidiary and a site of our sales and support center. In addition, we have two inactive wholly-owned subsidiaries in Europe: RadView Software (UK), and RadView AB in Sweden. Since 2010, we are in process to liquidate the inactive RadView GmbH in Germany.

4D. Property, Plants and Equipment

           We do not own any real property. We lease approximately 656 square feet of office space in Rosh Ha’ayin, Israel for our corporate headquarters, research and development and international sales operations under a lease and which will expire in December 2012. In addition, we rent an office suite in Bridgewater, New-Jersey under a lease which is renewed on a quarterly basis. We believe that the properties leased by us are adequate for all of our present and near-term needs.

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

           Our net loss attributed to ordinary shares was $1.42 million in 2009 and resulted primarily from a decrease in revenues and due to the adoption of an amendment  to ASC 815-40, “Derivatives and Hedging - Contracts in Entity's Own Equity”, which instructs companies to classify freestanding instruments (e.g., warrants) and embedded conversion features, that are not considered fixed-for-fixed (adjustment to the exercise price or to the conversion ratio) as liabilities with changes in fair value recognized at each reporting period at the statement of operations. The Company adopted the amendment starting January 2009. Our net income attributed to ordinary shares was $ 0.063 million in 2010 and $ 0.3 million in 2011. The improvement in net income in 2010 and 2011 resulted mainly due to a decrease in our operational costs along with financial income due to changes in fair value of derivatives. See also Note 7 and Note 9 to the consolidated financial statements. If we are to maintain future profitability, we must continue to increase our revenues while maintaining lower operating expenses.

           Cash used in operating activities was $0.08 million in 2009. In 2010, cash provided by operating activities was $0.197 million. In 2011, cash used in operating activities was $0.08 million attributable primarily to reduction in our operational expenses which resulted in net income, partially offset by non-cash charges such as stock-based compensation, changes in current assets and liabilities and valuation of derivatives. We expect that operating expenses will constitute a material use of our cash resources.

Our cash balance was $327,000 as of December 31, 2011. We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next twelve months.

Critical Accounting Policies

General

           We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles.  As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. To fully understand and evaluate our reported financial results, we believe it is important to understand the significant estimates and judgments applied as they relate to our policies for derivatives instruments, deferred tax assets and income tax uncertainties, revenue recognition, and accounting for stock options.  More detailed descriptions of these policies are provided in Note 2 to the Consolidated Financial Statements.

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

Allowance for doubtful accounts

           An allowance for doubtful accounts is determined with respect to those specific amounts that our management has determined to be doubtful accounts. We perform ongoing credit evaluations of our customers. Any changes in our assumptions relating to the collectability of our accounts receivable, may affect our financial position and results of operations. In the years 2011 and 2010, no allowance for doubtful accounts was recorded.

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

           Fair value of warrants classified as liability

           Effective January 2009, we adopted the amendment to ASC 815-40, “Derivatives and Hedging - Contracts in Entity's Own Equity”. The objective of ASC 815-40 is to provide guidance for determining whether an equity-linked financial instrument is indexed to an entity’s own stock. The adoption of ASC 815-40 affected our accounting for certain previously issued warrants and the conversion feature of our Convertible Loan, both of which contain anti-dilution adjustment provisions. As a result of ASC 815-40, effective January 1, 2009, some of our warrants were reclassified from shareholders' equity to liability and subsequently marked to market at each reporting date. In addition, the conversion feature, embedded in the convertible loan was bifurcated and accounted as a derivative under ASC 815, meaning, marked to market at each reporting date.

           The Company applies the framework of ASC 820, “Fair Value Measurements and Disclosures” in measuring the fair value of such warrants and embedded conversion feature.

           The derivative liabilities were valued using a lattice valuation technique (Monte Carlo Simulation) with the following assumptions:

(1)	Expected Deemed Liquidation Date - end of 2013.
(2)	Risk Free Interest Rate - based on yields of the U.S. Government Treasury Bonds with different periods to maturity (according to different projection periods).
(3)	Expected Volatility - based on the historical volatility of Company's ordinary shares.
(4)	Expected life - the expected life of the conversion feature of the loan was based on the term of the loan and the expected life of the warrants was determined by the expiration date of the warrants.
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

Financial statements in U.S. dollars

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

           Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830, "Foreign Currency Matters". Changes in currency exchange rates between the Company's functional currency and the currency in which a transaction is denominated are included in the Company's results of operations as financial income (expense) in the period in which the currency exchange rates change. The representative rate of exchange was U.S.$ 1.00 = NIS 3.775 at December 31, 2009, U.S.$ 1.00 = NIS 3.549 at December 31, 2010 and U.S.$ 1.00 = NIS 3.821 at December 31, 2011.

5A:    Results of Operations

The following table sets forth the consolidated statement of operations data as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2009		2010		2011
Revenues:
Software licenses	49.0%		48.0%		46%
Services	51.0%		52.0%		54%
Total revenues	100.0%		100.0%		100.0%

Cost of revenues:
Software licenses	2.5%		2.4%		3.5%
Services	2.7%		5.1%		5.2%
Total cost of revenues	5.2%		7.5%		8.7%

Gross profit	94.8%		92.5%		91.3%

Operating expenses:
Research and development	41.8%		37.1%		41.7%
Sales and marketing	27.7%		26.4%		18.2%
General and administrative	39.2%		30.7%		35.7%
Total operating expenses	108.6%		94.2%		95.6%

Operating loss	(13.8	) %	(1.57	) %	(4.42)%

Financial income (expenses), net	(42.3	) %	6.4%		21.7%

Deemed dividend	(0.0	) %	(0.0	) %	(0.0	) %

Net Income (loss) attributed to Preferred shares	-		2.8%		14.7%
Net Income (loss) attributed to Ordinary shares	(58.7	) %	2.6%		13.8%

Comparison of 2011 and 2010

Revenues

           Total Revenues: Total revenues were $2.42 million in 2010 and $2.15 million in 2011.  Total revenues decreased by $0.27 million or 13% due to a $0.16 million decrease in product revenues and a $0.11 million decrease in services revenues.

           Software License: Software license revenues consist primarily of revenues from the license of our software products to end-users and resellers. Software license revenues were $1.15 million in 2010 and $0.99 million in 2011.  Software license revenues decreased by $0.16 million, or 14%, due to a decrease in sales.

           Services: Service revenues consist primarily of revenue from annual support and maintenance contracts and, to a lesser extent, training and consulting services. Services revenues were $1.27 million in 2010 and $1.16 million in 2011. Services revenues decreased by $0.11 million, or 9%, due to a decrease in support and maintenance contract renewals.

Cost of Revenues

           Cost of Software Licenses: Cost of software licenses consists principally of royalties due to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor.  Cost of software licenses was $57,000, or 5% of software license revenue in 2010 compared to $76,000 or 7.7% of software license revenue in 2011.  The increase in the cost of software licenses resulted from an increase in royalty-bearing product sales in 2011 along with an increase of 0.5% in royalties' rate due to fourth year return, in accordance with the Chief Scientist’s regulations.

           Cost of Services: Cost of services consists principally of personnel related costs associated with customer support and training. Cost of services was $123,000, or 9.7% of service revenues in 2010 compared to $111,000 or 9.6% of service revenues in 2011. This decrease was due to a decrease in personnel costs for support and maintenance services in 2011.

Operating Expenses

           Research and Development: Research and development expenses consist principally of salaries and related expenses required to develop and enhance our products.  Research and development expenses were $0.9 million, or 37.1% of total revenues in 2010 compared to $0.9 million or 41.7% of total revenues in 2011.  We do not expect a material change in our research and development expenses in 2012.

           Sales and Marketing: Sales and marketing expenses consist principally of salaries and commissions for sales personnel, recruiting costs, trade show costs, travel and other marketing costs such as lead generation activities, advertising and product promotion.  Sales and marketing expenses were $0.63 million, or 26.4% of total revenues in 2010 compared to $0.4 million or 18.2% of total revenues in 2011.  The decrease in sales and marketing costs relate to reductions in personnel and salary-related costs.  We do not expect a material change in our sales and marketing costs in 2012.

           General and Administrative: General and administrative expenses consist principally of executive, finance and administrative salaries and related expenses, and costs of being a publicly held company. General and administrative expenses were $0.74 million, or 30.7% of total revenues in 2010 compared to $0.76 million or 35.7% of total revenues in 2011. This increase resulted primarily from a one-time accrual of $ 0.07 million which was recorded for an additional management fee to Fortissimo due to current year profitability, in accordance with the Management Services Agreement which expired in December, 2011 (see also item 7B: "Related party transactions"). Such increase was partially offset by reductions in personnel and salary-related costs. We expect that our general and administrative expenses will decrease further in 2012 due to the reduction in personnel.

           Financial Income (Expense), Net: Financial income, net was $0.47 million in 2011 resulting primarily from the decrease in fair value of derivatives which are classified as liability. Interest expense was incurred due to interest on a Convertible Loan received from a related party of $0.06 million. We expect that our financial income, net will decrease in 2012 as a result of a decrease in the fair value measurement of the outstanding warrants, which are classified as a liability. These warrants will expire throughout 2012.

           Currency translation losses were $0.04 million in 2010 compared to currency translation income of $0.13 million in 2011. The increase resulted from the reduction of certain debtors' remaining balances from previous years that were aged along with exchange rate fluctuations between the U.S. dollar and the NIS.

           Income Taxes: Income Taxes benefits were $ 0.014 million in 2010 and $0.24 million in 2011 due to changes in the accrual of uncertain tax positions (see also Note 10e to the consolidated financial statements).

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

Operating Expenses

           Research and Development: Research and development expenses consist principally of salaries and related expenses required to develop and enhance our products.  Research and development expenses were $1.01 million, or 41.8% of total revenues in 2009 compared to $0.9 million or 37.1% of total revenues in 2010.  This decrease resulted primarily from the reduction in personnel and salary-related costs.

           Sales and Marketing: Sales and marketing expenses consist principally of salaries and commissions for sales personnel, recruiting costs, trade show costs, travel and other marketing costs such as lead generation activities, advertising and product promotion.  Sales and marketing expenses were $0.67 million, or 27.7% of total revenues in 2009 compared to $0.63 million or 26.4% of total revenues in 2010.  The decrease in sales and marketing costs relate to reductions in personnel and salary-related costs.

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

           Income Taxes: Income Taxes expenses were $ 0.06 million in 2009 and income taxes benefits were $0.014 million in 2010 due to tax positions taken by the Company in 2010 (see also Note 10e to the consolidated financial statements).

Impact of Inflation and Currency Fluctuations

           A substantial majority of our revenues is received in U.S. dollars.  Revenues denominated in U.S. dollars as a percent of total revenues were 84.3% in 2009, 92.4.6% in 2010 and 86% in 2011.

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

Market Risk

           We currently do not invest in, or hold for trading or other purposes, any financial instruments subject to market risk. Except for a $750,000 Convertible Loan obtained during 2006, and the 2008 Credit Facility, we currently do not have any outstanding borrowings or other credit facilities. The Credit Facility is set to expire on June 30, 2012.  See "Item 4B. Business Overview - Financing Transactions" for a further description of the Credit Facility.

Impact of Recently Issued Accounting Standards

           In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. This pronouncement is an authoritative guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The Company is currently evaluating the effect of ASU No. 2011-04, but does not expect its adoption will have a material effect on its consolidated financial statements.

           In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which specifies that the total of comprehensive income, the components of net income and the components of other comprehensive income are to be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. No change has been made in the items to be reported in comprehensive income. ASU No. 2011-05 is effective for the interim and annual periods beginning after December 15, 2011, and should be applied retrospectively. The Company is currently evaluating the effect of ASU No. 2011-05, but does not expect its adoption will have a material effect on its consolidated financial statements.

Effective Corporate Tax Rate

           The corporate tax rate applicable to Israeli companies was 27% in 2008, 26% in 2009, 25% in 2010 and 24% in 2011. On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 as a result of which, corporate tax rates increased to 25% from January 1, 2012 and onwards, and a corresponding increase was made to the real capital gains tax rate and the real betterment tax rate. However, we have derived, and expect to continue to derive, a substantial portion of our income under our Approved Enterprise capital investment program. Subject to compliance with applicable requirements, such income will be tax exempt for a period of two years and will be subject to a reduced corporate tax rate of 25% in the following five to eight years, subject to the level of foreign shareholders holdings in our ordinary shares. Tax benefits for each capital investment program are only effective in restricted periods according to the Encouragement of Capital Investments Law. If we do not comply with the applicable requirements, the tax benefits may be canceled. We believe that we comply with these conditions. If we operate under more than one approval, or if our capital investments are only partially approved, our effective tax rate will be a weighted combination of the various applicable tax rates. We may not be able to obtain approval for additional Approved Enterprise programs. Since we have incurred tax losses through December 31, 2011, we have not yet used the tax benefits for which we are eligible.

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

5B:    Liquidity and Capital Resources

           Cash and cash equivalents totaled $207,000 as of December 31, 2009, $404,000 as of December 31, 2010 and $327,000 as of December 31, 2011.  Restricted cash totaled $25,000 as of December 31, 2010 and $28,000 as of December 31, 2011.

           Cash used in operating activities was $0.08 million in 2009. Cash provided by operating activities was $0.197 million in 2010. Cash used in operating activities was $0.08 million in 2011. Cash used in operating activities has resulted substantially from our reported net income partially offset by noncash items such as stock-based compensation, change in value of warrants and embedded conversion feature accounted under ASC 815-40, and changes in current assets and liabilities and deferred revenues.

           Cash used in operating activities in 2009 was due primarily to a net loss of $1.42 million resulted mainly from valuation of embedded derivatives of $764,000 due to first time adoption of an amendment  to ASC 815-40, “Derivatives and Hedging - Contracts in Entity's Own Equity”, decrease of $93,000 in accrued expenses, and a decrease of $106,000 in deferred revenue, partially offset by noncash items, a decrease of $134,000 in accounts receivable, amortization of debt discount, long-term convertible loan discount and deferred financing costs of $149,000. Accrued expenses decreased due to reduction of personnel and tax liabilities. Deferred revenues decreased due primarily to the reduction in support and maintenance sales. Accounts receivable decreased as a result of the decrease in sales in the last quarter of 2009.

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

            Cash used in operating activities in 2011 was due primarily to a net income of $0.61 million, a decrease of $102,000 in accrued expenses, and a decrease of $238,000 in deferred revenue, partially offset by noncash items, a decrease of $39,000 in accounts receivable and valuation of embedded derivatives of $400,000. Accrued expenses decreased due to reduction of personnel and tax liabilities. Deferred revenues decreased primarily due to the decrease in support and maintenance renewal sales. Accounts receivable decreased as a result of the decrease in product sales in the last quarter of 2011.

           Cash used in investing activities was $40,000 in 2009. There was no net cash provided or used in investing activities in 2010 and 2011. Cash from investing activities in 2009 was due to a decrease of cash operating lease deposit.

           There was no net cash provided or used in financing activities in 2009, 2010 and 2011.

In August 2006, we closed a financing with Fortissimo Capital Fund GP LP, or Fortissimo, on behalf of several limited partnerships in which it serves as general partner and other co-investors including one of our directors and two existing shareholders, or the Investors. The initial financing was for $1.5 million consisting of $750,000 to purchase 25,000,000 of convertible preferred shares, at a price of $0.03 per share and $750,000 as a Convertible Loan.  The financing also provided for an additional investment, at the option of the Investors, to purchase up to an additional 75 million preferred shares for up to $2.25 million, at a price of $0.03 per share, for a period of 18 months after the closing of the initial investment. Each preferred share is convertible into one of our ordinary shares (adjusted for any share split, combination or other recapitalization events). Each preferred share receives the same voting rights as ordinary shares, except that preferred shares are entitled to elect the majority of our Board of Directors and have approval rights over specified actions.  Each preferred share is entitled to a preference in liquidation over our ordinary shares. The Investors also received warrants to purchase up to 18,750,000 preferred shares in connection with the initial investment and up to 56,250,000 preferred shares in the event they make the additional investment. The additional investment rights were exercised in part, as described below, and have otherwise expired. The warrants had an exercise price of $0.04 per share, were exercisable for a period of five years from date of issuance, and have consequently expired.

           Also, as part of the August 2006 financing the Company received a Convertible Loan which bears interest at 8.0% per annum. The Convertible Loan plus, at the election of the Investors, any accrued interest thereon, is convertible into preferred shares at a conversion price of $0.03 per share.

           The Convertible Loan under the August 2006 financing was due to be repaid on August 18, 2009. The investors had agreed to extend the loan payment date initially to June 30, 2010. In December 2009, the Company's shareholders approved, and in June 2010 the Company and the investors entered into, an amendment to the Convertible Loan Agreement pursuant to which the repayment date of the Convertible Loan principal and interest was extended to August 31, 2011. The Company's shareholders have since approved in December 2010 and in December 2011 extensions to the Convertible Loan Agreement, pursuant to which the repayment date of the Convertible Loan principal and interest is currently extended up to August 31, 2013. Until repayment, the Convertible Loan shall continue to bear interest at 8% per annum, and shall be convertible at the election of the investors, into Preferred A Shares, at $0.03 per Preferred A Share (subject to standard adjustments).

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

           In December 2008, the Board and shareholders approved a Credit Facility to be provided to us by Fortissimo, at the discretion of Fortissimo, and in December 2009 and December 2010 the shareholders approved amendments to the Credit Facility. The Credit Facility was for an amount up to $6 million, in one or more loans. Except for an amount of $ 0.5 million, which Fortissimo has agreed to fund upon a request by the Company, any future cash withdrawals from this facility, are subject to the discretion of Fortissimo. The facility availability was extended until June 30, 2012, at which point it is set to expire. To date, we have not drawn on the 2008 Credit Facility. See "Item 4B. Business Overview - Financing Transactions" for a further description of the Credit Facility.

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

           The Company believes that it will have sufficient liquidity in order to maintain its current operations and satisfy its present working capital requirements, at least through April 2013. The Company based its assessment on the expected collections from sales and based on a commitment from its controlling shareholder to support the Company by providing financing to allow the coverage of any budget deficit through the second quarter of 2013 up to an amount of $ 0.5 million.  In addition, the Company extended the due date of the Convertible Loan in the amount of $750,000 until August 31, 2013.

Contractual Obligations

           We lease our office facilities in Israel under a lease that expires in December 2012, and our offices in New Jersey are subject to a lease that is renewed quarterly.

Financial Instruments and Commitments

Not applicable.

5C: Research and Development

Our research and development expenses were $1 million in 2009, $0.9 million in 2010 and in 2011. For additional information, see "Item 4B. Business Overview - Research and Development".

5D: Trend Information

Not applicable.

5E: Off-Balance Sheet Arrangements

Not applicable.

5F: Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2011, summarizes the aggregate effect that these obligations are expected to have on our cash flows:

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Operating leases	$68	$68	$__	$—	$—
Severance pay(1)	336	—	—	—	336
Convertible loan	1,088	—	1,088	—	—
Tax provision(2)	470	—	—	—	470
Total	$1,962	$68	$1,088	$—	$806

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

(2)
Uncertain income tax positions under an amendment to ASC 740, “Income Taxes”, are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 10 of our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740.

Item 6: Directosr, Senior Management and Employees

6A: Directors and Senior Management

The following table contains certain information about our directors, and executive officers:

Name	Age	Position
Jaron Lotan	54	Chairman of the Board
Eyal Shalom	40	Chief Executive Officer
Guy Yasur	31	Chief Financial Officer
Yochai Hacohen	46	Director
Eli Blatt	49	Director
Amira Paz	46	Director
Hadas Gazit	36	External Director
Amir Livne	51	External Director

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

GUY YASUR has served as the Company’s Chief Financial Officer since May 2011. Prior to joining RadView, Mr. Yasur served as a revenue recognition manager in Retalix Ltd (NASDAQ: RTLX) from 2010 to 2011. From 2007 to 2010 Mr. Yasur served as a manager at Ernst & Young Global (Kost, Forer Gabbay & Kasierer), where he managed accounts of both private and publicly traded companies in Israel and abroad, especially in the high-tech industry. From 2006 to 2007, Mr. Yasur served in the risk management practice of KPMG Global (Somekh Chaikin). Mr. Yasur is a Certified Public Accountant in Israel and holds an MBA in Finance and a BA in Economics and Accounting, both from Tel Aviv University.

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

6B:    Board Compensation

           The Company reimburses its directors for expenses incurred to attend meetings of the Board of Directors and any committees of the Board of Directors.  The Company has granted options to purchase ordinary shares to its directors from time to time.  The current cash rate paid by the Company is $5,000 per non-employee directors who are not external directors. The Company makes an annual cash payment to its external directors in accordance with the rate permitted by applicable Israeli law and regulations, and accordingly, the compensation to our existing external directors, Mr. Amir Livne and Ms. Hadas Gazit is an annual fee of NIS 31,700 (approximately $8,296) and a meeting participation fee of NIS 2,120 (approximately $555.) In addition, each of the external directors is entitled to options to purchase up to 792,856 ordinary shares at an exercise price equal to fair market value.

           Pursuant to the terms of a management services agreement entered into by the Company and Fortissimo in 2006, in consideration of the performance of the management services and the board services, the Company agreed to pay to Fortissimo (i) $50,000, as a fixed fee, payable in quarterly installments; and (ii) an additional fee, of $70,000, payable at the end of the fiscal year, commencing in 2006, in the event that the Company is profitable in such fiscal year, provided that such additional management fees shall be payable only out of profits of the Company of such fiscal year. The agreement further provided that Messrs. Hacohen and Blatt of Fortissimo were not entitled to cash remuneration or compensation for their services as directors. Due to new requirements under the Israeli Companies Law, the agreement was submitted to shareholders’ approval, which was not received, and as a result, the agreement expired as of December 2011. Consequently, the Company’s Audit Committee and the Board of Directors have resolved  in March 2012, that Messrs. Hacohen and Blatt will receive the same rate of compensation paid by the Company to its non-employee directors, who are not external directors - an annual fee of $5,000 per director.

           The following table sets forth the aggregate compensation paid or accrued for services rendered to the Company in all capacities for the fiscal year ended December 31, 2011 by its directors and executive officers:

	Salaries, Directors Fees, Service Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits
All directors and officers as a group (then 8 persons)	$324,383	$31,443

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

           As of December 31, 2011, all directors and officers as a group (then 8 persons), held options to purchase 8,353,372 of our ordinary shares. Out of such options, 7,460,516 will expire in 2012, 842,856 will expire in 2013 and 50,000 will expire in 2014 at exercise prices ranging from $0.03 to $0.065.

6C: Board Practices

Board of Directors and Committees

           Our Board of Directors is currently comprised of six directors. The directors (except for the external directors) are elected at the annual shareholders’ meeting, to serve until the next annual meeting of our shareholders and until their respective successors are elected and qualified. The Board of Directors has established two committees: the Audit Committee and the Compensation Committee, each of which is described below.

           External Directors. Under the Israeli Companies Law, public companies are required to elect two external directors who must meet specified standards of independence.  External directors may not have during the two years preceding their appointment, directly or indirectly, through a relative, partner, employer or controlled entity, any affiliation with (i) the public company, (ii) those of its shareholders who are controlling shareholders at the time of appointment, or (iii) any entity controlled by the company or by its controlling shareholders.

           The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

           In addition, an individual may not be appointed as an External Director in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman, chief executive officer, a 5% shareholder or the chief financial officer. An individual may not be appointed as an External Director if his relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the External Director himself may not be affiliated.

           No person can serve as an external director if the person’s other positions or business creates or may create conflicts of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director as an employee or otherwise.  If, at the time an external director is to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

           A person is qualified to serve as an external director only if he or she has “accounting and financial expertise” or “professional qualifications,” as such terms are defined under regulations promulgated under the Israeli Companies Law.  At least one external director must have “accounting and financial expertise.”  Both Amir Livne and Hadas Gazit, members of our Audit Committee, are external directors who have accounting and financial expertise.

External directors serve for an initial three-year term~~.~~ The initial three-year term of service can be extended, at the election of a company subject to certain conditions, by two additional three-year terms. External directors will be elected by a majority vote at a shareholders’ meeting, provided that either the majority of shares voted at the meeting, including at least one half of the shares held by non-controlling shareholders voted at the meeting, vote in favor; or the total number of shares held by non-controlling shareholders voted against does not exceed two percent of the aggregate voting rights in the company.

External directors may be re-elected for additional terms by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term, or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the company.

           External directors can be removed from office only by the court or by the same special percentage of shareholders that can elect them, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company. The court may additionally remove external directors from office if they were convicted of certain offenses by a non-Israeli court or are permanently unable to fulfill their position.

           If delegated any authority of the board of directors, any committee of the board of directors must include at least one external director. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

           The Companies Law requires external directors to submit to the company, prior to the date of the notice of the general meeting convened to elect the external directors, a declaration stating their compliance with the requirements imposed by Companies Law for the office of external director.

Our Board of Directors currently has two external directors under Israeli law: (i) Mr. Amir Livne, who was initially elected to serve as an external director at our annual general meeting of shareholders held on December 18, 2008, and was reelected for an additional three-year period at our annual general meeting of shareholders held on December 15, 2011; and (ii) Ms. Hadas Gazit who was initially elected to serve as an external director at our annual general meeting of shareholders held on October 10, 2007, and was reelected for an additional three-year period at our annual general meeting of shareholders held on December 15, 2010.

           Fiduciary Duties of Office Holders. The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the business feasibility of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty requires that an office holder act in good faith and for the benefit of the company, including (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received by virtue of his position as an office holder.

           Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders.

           The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their possession, in connection with any existing or proposed transaction relating to our company. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing (“relatives”), or by any corporation in which the office holder or a relative  is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

           Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director requires both board of directors and audit committee approval.  The compensation of office holders who are directors must be approved by our Audit Committee, Board of Directors and shareholders, in that order.

           Some other transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. Generally, in all matters in which a director has a personal interest he or she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered, except in case of a transaction that is not extraordinary or the purpose of presenting the proposed transaction, if the chairman of the audit committee or board of directors (as applicable) determines it necessary. Should a majority of the audit committee or of the board of directors have a personal interest in the matter, then: (a) all of the directors are permitted to vote on the matter and attend the meeting at which the matter is considered; and (b) the matter requires approval of the shareholders at a general meeting.

Audit Committee

           The Audit Committee currently consists of Hadas Gazit, Amir Livne and Amira Paz. Under the Israeli Companies Law, public companies must establish an audit committee. The audit committee must consist of at least three members, and must include all of the company's external directors. A majority of an audit committee must be comprised of “independent directors” (as such term is defined in the Companies Law). The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

           Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, compensation of our executive officers, our independent registered public accountants’ qualifications, independence and compensation (including for any non-audit services), the performance of our internal audit function, finding  defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, determine whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures,  approve related-party transactions as required by Israeli law, establish whistle blower procedures (including in respect of the protections afforded to whistle blowers) and such other duties as may be directed by our Board of Directors.  The Audit Committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

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

Controlling Shareholder and Preferred Directors

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

           The disclosure requirements that apply to an office holder (see above under ‘Disclosure of Personal Interests of an Office Holder’) also apply to a transaction in which a controlling shareholder of the company has a personal interest.  The Israeli Companies Law provides that extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation of a controlling shareholder, require shareholders’ approval that shall either include at least one- half of the shares held by disinterested shareholders participating in the vote, or, alternatively, the total shareholdings of disinterested shareholders voting against the transaction must not represent more than two percent of the voting rights. Agreements relating to engagement or provision of services for a period exceeding three years, must generally be approved once every three years.

           Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company or if the directors’ compensation does not exceed the maximum amount of compensation for external directors determined by applicable regulations.  Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

Israeli Securities Authority Administrative Enforcement

           Under the Israeli Securities Law- 1968, the Israeli Securities Authority, or ISA, may take certain administrative enforcement actions against a company or a person, including a director, officer or shareholder of a company, if performing certain transgressions designated in the Securities Law.

           The ISA is also authorized to impose fines on any person or company breaching certain provisions designated under the Companies Law.

6D:     Employees

           As of December 31, 2011, we had 13 employees and two contractors worldwide, of whom nine were employed in research and development, two in sales and marketing, one in technical support, and three in management and administration.  Out of our employees and contractors, one is based in the United States, one is based in Canada and 13 are based in Israel. None of our employees is represented by a labor union and we consider our relations with employees to be good.

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

6E:     Share Ownership

See table under "Item 7:  Major Shareholders and Related Party Transactions".

Share Option Plans

The Key Employee Share Incentive Plan. The Board of Directors and the Company’s shareholders approved the Key Employee Share Incentive Plan (1996) (the “Key Employee Plan”) in 1996 and amended the plan in 2002 and in 2009.  The Company has reserved for issuance an aggregate of 31,714,266 ordinary shares under the Key Employee Plan, such that, along with the ordinary shares reserved under the U.S. Plan (as defined below), the total number of ordinary shares reserved by the Company is equal to 20% of the issued and outstanding shares of the Company (including preferred shares on an as converted basis).  As of March 31, 2012, the Company had granted options for a total of 31,201,084 ordinary shares, of which 21,603,112 had been terminated or expired (and thus became available for future grant) and 2,465,331 had been exercised.  As a result, 22,116,294 ordinary shares are available for future grant as of March 31, 2011.  In addition, in December 2009, the shareholders authorized the Board of Directors to increase the number of ordinary shares reserved under the Key Employee Plan such that, if as a result of future dilutive issuances of shares of the Company, the total number of shares reserved under the Key Employee Plan and the U.S. Plan (as defined below) in the aggregate falls below 15% of the then issued and outstanding shares of the Company (including preferred shares on an as converted basis), the Board may further increase the number of shares available under the Key Employee Plan to equal 15% of the then issued and outstanding shares of the Company (including preferred shares on an as converted basis) without the need for further shareholder approval.

The United States Share Incentive Plan. The Board of Directors and the Company’s shareholders approved the United States Share Incentive Plan (the “U.S. Plan”) in 2000 and amended the U.S. Plan in 2002. The Company had previously reserved for issuance an aggregate of 3,950,000 ordinary shares under the U.S. Plan. As of March 31, 2012, the Company had granted options to purchase a total of 5,363,855 ordinary shares, of which 3,743,808 had been terminated or expired (and thus became available for future grant) and 407,547 had been exercised. As a result, 2,329,953 ordinary shares are available for future grant as of March 31, 2012.

The Employee Share Purchase Plan. In November 2002, the Company established an employee share purchase plan (the “ESPP”) which permits the eligible employees of the Company to purchase ordinary shares of the Company at 85% of the lesser of the closing market price on the first day or the last day of the applicable three month offering period.  Employees may participate in the ESPP through regular payroll deductions of up to 10% of their pre-tax gross salary.  Subject to adjustments for stock splits, stock dividends and similar events, a maximum of 1,500,000 ordinary shares may be issued under the ESPP.  No ordinary shares were issued in connection with the ESPP in 2007, 2008 and 2009.  As of March 31, 2012, there are 1,491,791 ordinary shares available for issuance under the ESPP.

Material Features of the Key Employee Plan and U.S. Plan

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

           Options granted under the U.S. Plan may be either (i) options intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or (ii) non-qualified stock options.  Incentive stock options may be granted under the U.S. Plan to employees of the Company and its affiliates. Non-qualified stock options may be granted to consultants, directors and employees of the Company and its affiliates.

           The aggregate fair market value (determined at the time of grant) of shares issuable pursuant to the exercise of incentive stock options that become exercisable by a participant in any calendar year may not exceed $100,000.  Incentive stock options granted under the U.S. Plan may not be granted at a price less than the fair market value of the ordinary shares on the date of grant, or 110% of fair market value in the case of options granted to an employee holding 10% or more of the voting stock of the Company.

Non-qualified stock options granted under the U.S. Plan may not be granted at an exercise price less than the par value per share of the ordinary shares on the date of grant.  Incentive stock options granted under the U.S. Plan expire not more than ten years from the date of grant, or not more than five years from the date of grant in the case of incentive stock options granted to an employee holding 10% or more of the voting stock of the Company.  An option granted under the U.S. Plan is exercisable, during the optionholder’s lifetime, only by the optionholder and is not transferable by him or her except by will or by the laws of descent and distribution, or as otherwise determined by the Board of Directors and set forth in the applicable option agreement.

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

Federal Income Tax Considerations

The following is a description of certain U.S. federal income tax consequences of the issuance and exercise of options under the U.S. Plan:

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

The following table sets forth certain information known to us regarding the beneficial ownership of the Company’s ordinary shares as of March 31, 2012, unless otherwise indicated, by: (i) each person known by the Company to beneficially own more than 5% of the Company’s ordinary shares; and (ii) all of the Company’s directors and executive officers as a group.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares under options and warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2012 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to state community property laws, each shareholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them.  Ownership percentages are based on 158,571,330 ordinary shares outstanding on March 31, 2012, excluding 134,000 shares held as treasury shares. Unless otherwise noted below, the address of each of the Company’s directors and executive officers is c/o RadView Software Ltd., 14 Hamelacha Street, Park Afek, Rosh Haayin, 48091, Israel.

Name of Beneficial Owner:	Total Shares Beneficially Owned	Percentage of Ordinary Shares
Five Percent Shareholders:
Fortissimo Capital Fund (1)	120,092,000	61.5%
Altshuler Saham Provident Ltd. (2)	24,542,670	15.0%
Psagot Provident Fund Ltd. (3)	17,135,000	10.5%
Tamir Fishman Provident and Education Funds Ltd. (4)	10,805,900	6.8%
Meitav Gemel Ltd. (5)	20,267,366	12.1%

Directors and Executive Officers:

Eyal Shalom	84,375	*
Jaron Lotan	1,684,328	1.1%
Amir Livne	644,197	*
Hadas Gazit	792,856	*
Yochai Hacohen	-	-
Eli Blatt	-	-
Guy Yasur	-	-
Amira Paz	-	-
All executive officers and Directors as a group (8 persons)	3,205,756	2.0%

* Represents beneficial ownership of less than one percent of the Company’s ordinary shares.

 (1)           Information is derived in part from Fortissimo Capital Fund (Israel) L.P. and from the records of the Company. Includes 103,111,367 shares owned of record by the Fortissimo Entities: Fortissimo Capital Fund G.P. L.P. (“FFC-GP”), Fortissimo Capital Fund L.P. (“FFC Cayman”), Fortissimo Capital Fund (Israel) L.P. (“FFC-Israel”), and Fortissimo Capital Funds (Israel DP), L.P. (“FFC-Israel-DP”) FFC-GP, as the sole general partner of FFC-Israel, FFC-Israel-DP and FFC Cayman, controls and manages each of the Fortissimo Entities and may be deemed to be the indirect beneficial owner of the shares beneficially owned by the Fortissimo Entities. FFC-GP is controlled by Mr. Yuval Cohen. Mr. Cohen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Pursuant to a shareholders' agreement among the Fortissimo Entities and Yehuda Zisapel, Shem Basum Ltd. and Michael Chill (the “Co-Investors”) in connection with the financing in August 2006, the number of shares for which there is shared voting power includes 16,980,633 shares held by all the Co-Investors. However, the Fortissimo Entities disclaim beneficial ownership of the Co-Investor shares. The Fortissimo address is: 14 Hamelacha Street, Park Afek, Rosh Ha’ayin, 48091 Israel.

 (2)           Information is derived from Altshuler Saham Provident Ltd. and from the records of the Company.

 (3)           Information is derived from Psagot Investment House Ltd. and from Psagot Provident Funds Ltd., and from records of the Company. Psagot Provident Funds Ltd. is a wholly owned subsidiary of Psagot Investment House Ltd. that is controlled indirectly by James G. Dinan and Daniel A. Schwartz. In April 2009, the assets of Prisma Investment House Ltd. were acquired by Psagot Provident Funds Ltd. Any economic interest or beneficial ownership in any of the securities held by Psagot Provident Funds Ltd. are held for the benefit of the members of the fund.  The address of Psagot Investment House Ltd. is: Africa Tower, 14 Ahad Ha’am Street, Tel Aviv, Israel and 11of Provident Funds Ltd .is: 33 Yavetz St., Tel Aviv, Israel.

(4)           Information is derived from Tamir Fishman Provident and Education Funds Ltd. (“Tamir Fishman”) and from Schedule 13G, filed on February 16, 2010 by Tamir Fishman and from Company's records. The total of 10,805,900 shares is owned of record by: Tamir Fishman Severance Pay Fund – General, Tamir Fishman Education Fund – General, Tamir Fishman Provident Fund – General, Tamir Fishman Education Fund - Shares and Tamir Fishman Provident Fund - Shares. Tamir Fishman, as manager of the funds, has sole voting and investment power and is the beneficial owner of the 10,805,900 shares owned of record by the foregoing funds. Any economic interest or beneficial ownership in any of the securities held of record by the foregoing funds is held for the benefit of the members of the funds. The address of Tamir Fishman and each of the foregoing funds is: 38 Habarzel Street, Tel Aviv, 69710, Israel.

(5)           Information is derived from Meitav Gemel Ltd. (“Meitav”) and from the records of the Company.

           As of March 31, 2011, there were 128 record holders of ordinary shares, of which 85 were registered with addresses in the United States, representing approximately 32% of the outstanding ordinary shares. However, the number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of the ordinary shares are held of record by brokers and other nominees.

7B:	Related Party Transactions

           In December 2009, the Company's shareholders approved, and in June 2010 the Company and the investors entered into, an amendment to the Convertible Loan Agreement pursuant to which the repayment date of the $750,000 Convertible Loan principal and interest was extended to August 31, 2011. The Company's shareholders have since approved in December 2010 and in December 2011,  extensions to the Convertible Loan Agreement pursuant to which the repayment date of the Convertible Loan principal and interest is currently extended up to August 31, 2013. The Company and the investors entered into an amendment to such effect.

           Until repayment, the Convertible Loan bears interest at 8% per annum, and is convertible at the election of the investor into Preferred A Shares at $0.03 per Preferred A Share (subject to standard adjustments). See "Section 5B. Liquidity and Capital Resources".

Indemnity Undertakings to the Directors and Officers.  In August 2006, the Company approved indemnification agreements to indemnify its directors for any expenses incurred by the director in connection with any event that fall within one or more categories of covered indemnifiable events, as these terms are defined in the indemnification agreements, related to any act or omission of the director while serving as an office holder of the Company, or serving or having served as a director or officer, at the Company’s request, of any subsidiary of the Company, or any other corporation or partnership. In December 2011, following a recent amendment to the Israeli Securities Law and a corresponding amendment to the Companies Law, which had authorized the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law, the Company’s shareholders approved a modified form of such indemnification agreement to ensure that the Company’s directors were afforded protection to the fullest extent permitted by law.

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

Credit Facility.

           In December 2008, the Board and shareholders approved a Credit Facility to be provided to us by Fortissimo, at the discretion of Fortissimo and in December 2009 and December 2010 the shareholders approved amendments to the Credit Facility.  The Credit Facility was for an amount up to $6 million, in one or more loans. The facility availability was extended until June 30, 2012, at which point it is set to expire. To date, we have not drawn on the 2008 Credit Facility.

           See "Item 4B. Business Overview - Financing Transactions" for a further description of the Credit Facility. Fortissimo is an entity affiliated with two of the Company’s directors, Mr. Yochai Hacohen and Eli Blatt.

7C:	Interests of Experts and Counsel

Not applicable.

Item 8:	Financial Information.

8A:	Consolidated Statements and Other Financial Information

See "Item 18: Financial Statements".

Legal Proceedings

We are not involved in any legal proceedings that are material to our business or financial condition.  A former employee commenced a proceeding in April 2010 seeking a total of approximately NIS134,452 (approximately $37,884) for severance and vacation payments and certain other claims in connection with the period of employment with the Company. Based on management estimation and the opinion of its legal counsel, a provision was recorded with respect to this claim. In February 2012, the proceeding was settled for an amount equal to the provision previously recorded in the Company’s financial statements.

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

8B:	Significant Changes

Not applicable.

Item 9:	The Offer and Listing

9A:	Offer and Listing Details

Set forth below are high and low reported prices for our ordinary shares on the OTC Bulletin Board for the periods indicated.

Annual Information

		OTCBB
Period		High ($)	Low ($)

2007	Annual	0.12	0.04
2008	Annual	0.08	0.01
2009	Annual	0.03	0.003
2010	Annual	0.05	0.02
2011	Annual	0.03	0.00
Quarterly Information (2010)
	First Quarter	0.02	0.02
	Second Quarter	0.05	0.02
	Third Quarter	0.04	0.02
	Fourth Quarter	0.04	0.02
	December	0.03	0.02

Quarterly Information (2011)
	First Quarter	0.03	0.02
	Second Quarter	0.03	0.01
	Third Quarter	0.02	0.01
	Fourth Quarter	0.03	0.00
	December	0.02	0.00

Monthly Information (2012)
	January	0.02	0.02
	February	0.02	0.01
	March	0.02	0.01
	April (until April 24)	0.02	0.01

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

In August 2006, the Company adopted, amended and restated its Articles of Association.

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

2.             Provisions related to the directors and office holders of the Company:

(a)           The Board of Directors may issue shares and other securities, which are convertible or exercisable into shares, up to the limit of the Company’s authorized share capital.

(b)           Approval of certain transactions under the Companies Law:  RadView is subject to the provisions of the Israeli Companies Law. The Companies Law codifies the fiduciary duties that an office holder has to the Company and to limitations regarding approval of transactions and other arrangements between the Company and its office holders. See Item “6C: Board Practices”, above.

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

5.        General Meetings

           An annual General Meeting of the Company’s shareholders shall be held once every calendar year, within a period of no more than 15 months after the last annual General Meeting (Article 22.1). The annual meeting’s agenda shall include a discussion of the Board of Directors’ reports and the financial statements as required by law. The annual meeting shall appoint an auditor (or renew the term of appointment thereof), appoint the directors pursuant to the Company’s Articles of Association and discuss all the other matters which must be discussed at the Company’s annual general meeting, pursuant to the articles or the Companies Law, as well as any other matter determined by the Board of Directors (Article 22.2).

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

A majority of votes approving the merger shall suffice, unless the company (like in this case) was incorporated in Israel prior to the Companies Law of 1999, in which case a majority of 75% of the voting power is needed in order to approve the merger. Additionally, unless the court determines differently, a merger will not be approved if it is objected to by a majority of the shareholders present at the meeting, after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger and by the relatives of and corporations controlled by these persons. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger. Also, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and provided that 30 days have elapsed since shareholder approval was received and 50 days have elapsed from the time that a proposal for approval of the merger was filed with the Registrar by each merging company.

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

           Under the Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Companies Law also provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares (an exemption exists where the shareholder held prior to and following February 2000, over 90% of any class of shares, in which case he may purchase additional shares by a tender offer that was accepted by a majority of the offerees). If a tender offer is accepted and less than 5% of the shares of the company are not tendered, and in addition, a majority of the offerees that do not have a personal interest in such offer, accepted it, all of the shares will transfer to the ownership of the purchaser.. The Companies Law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer. However, the acquirer may stipulate in the tender offer that any shareholder tendering his shares will not be entitled to appraisal rights. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer in an amount that will cause his shareholding to exceed 90% of the outstanding shares.

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

ISRAELI TAX CONSIDERATIONS

General Corporate Tax Structure

The Israeli corporate tax rate was 26% in 2009, 25% in 2010 and 24% in 2011. On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011, which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The law also increases the corporate tax rate to 25% in 2012 and a corresponding increase was made to the real capital gains tax rate and the real betterment tax rate .

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

As of December 31, 2011, the Company does not have retained earnings and accordingly, no tax-exempt income. Tax-exempt income attributable to the Approved Enterprise cannot be distributed to shareholders without subjecting the Company to taxes except upon a complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits. The Company's board of directors does not intend to distribute any amounts of its undistributed tax-exempt income as dividends.

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

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments in the Law for the Encouragement of Capital Investments, 1959. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the law were modified and a flat tax rate applies to the Company's entire preferred income. The Company may elect to apply the amendment (such election shall be non revocable), and from then on it will be subject to the amended tax rates that are: 2011 and 2011 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

The Company examined the possible effect of the amendment on the financial statements, and at present, does not intend to apply the amendment.

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

The U.S.-Israel Tax Treaty

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

U.S. Holders of Our Shares

Taxation of distributions on shares

           Subject to the discussion below under “Tax consequences if we are a passive foreign investment company” a distribution paid by us with respect to our shares, including the amount of any non-U.S. taxes withheld, to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received with respect to our shares by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for the taxable years beginning on or before December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our shares in such year or in the following taxable year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

           We believe that we were not a PFIC for our 2011 taxable year. Our status in the current and future taxable years will depend on our assets and income in those years. We have no reason to believe that our assets or income will change in a manner that would cause us to be classified as a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets (which may depend upon our market capitalization, which is subject to fluctuation) and, in certain cases, the assets of companies held by us, there can be no assurance that we will not become a PFIC. If we were a PFIC, and you are a U.S. holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, your shares (including the denial of the taxation of such distributions and gains at the lower rates applicable to long-term capital gains as discussed above under “Taxation of distributions on shares” and “Taxation of the disposition of shares”).

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

Evaluation of Controls and Procedures

(a)  Disclosure controls and procedures

As of December 31, 2011, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) was performed as of the end of the period covered by this report.  Based on that evaluation, our principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report at the reasonable level of assurance (see paragraph (d) below).

(b) Management's Annual Report on Internal Control Over Financial Reporting.

Our management, under the supervision of our principal executive officer and principal financial officer , is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our principal executive officer and principal financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, they used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our principal executive officer and principal financial officer have concluded that, as of December 31, 2011, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to an exemption for non-accelerated filers under Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

(c)  Change in Internal Control over Financial Reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2011, that have materially affected or are reasonably likely to materially affect these controls.

(d)  Other

The Company believes that a control system, no matter how well designed and operated, can not provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined.  Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our principal executive officer and principal financial officer have concluded, as of December 31, 2011, that our disclosure controls and procedures were effective in achieving that level of reasonable assurance.

Item 16:    [Reserved]

Item 16A: Audit Committee Financial Expert

           The Audit Committee of the Board of Directors currently consists of Amira Paz, Hadas Gazit and Amir Livne.

           The Board of Directors has determined that Amira Paz and Hadas Gazit are “Audit Committee financial experts” as that term is defined in Item 16A of Form 20-F.

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

Item 16C: Principal Accountant Fees and Services

           The Company’s consolidated financial statements at December 31, 2011 have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The following table presents the aggregate fees for professional audit services and other services rendered by the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in 2010 and 2011.

	Year Ended December 31,
	2010	2011
Audit Fees	$43,000	$40,000
Audit Related Fees	$7,000	$6,500
Tax Fees	$1,400	$1,300

Audit Fees

Audit Fees consist of fees billed for the annual audit of the Company’s annual consolidated financial statements included in the Company’s Annual Report on Form 20-F.

Audit Related Fees

Audit Related Fees include fees billed for other audit services, which are those services that only the external auditor reasonably can provide and include a review of unaudited interim financial information, upon Company's request.

Tax Fees

Tax Fees include fees billed for tax compliance services, including the preparation of tax returns and claims for refund and tax consultations.

Pre-Approval Policy

The Audit Committee is required to approve in advance any audit or permissible non-audit services performed by the Company’s independent auditors, the fees to be paid for those services and the time period over which those services are to be provided. On an annual basis, the independent auditors present a listing of all services they expect to perform for the Company in the ensuing one-year period, including fee estimates, in sufficient detail to enable the Audit Committee to perform an independence review of each proposed service. The pre-approval policies and procedures established by the Audit Committee require that the Audit Committee meet with the independent auditor and financial management prior to the audit to review planning and staffing, the scope of the proposed audit for the current year, the audit procedures to be utilized, and the proposed fees. With respect to any additional services proposed to be performed by the independent auditors during the year, management will evaluate the impact on the independent accountant’s independence and obtain Audit Committee approval for such service. During 2010 and 2011, 100% of the audit, audit-related and tax fees were pre-approved by the Audit Committee.

Item 16 D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F: Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G: Corporate Governance

Not applicable.

Item 16H:  Mine Safety Disclosures.

Not applicable.

PART III

Item 17: Financial Statements

See item 18.

Item 18:  Financial Statements

Item 19:  Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description
1.1	Memorandum of Association of Registrant (English translation) (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).
1.2*	Amended and Restated Form of Articles of Association of Registrant, as of December 15, 2011.
2.1	Registration Rights Agreement (filed as Appendix E to the Company’s Proxy Statement for the year ended December 31, 2005 on Form DEF 14A, No. 000-31151, and incorporated herein by reference).
4.1	Amended and Restated Key Employee Share Incentive Plan (1996) (filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8, No. 333-67086, and incorporated herein by reference).
4.2	Amended and Restated United States Share Incentive Plan (2000) (filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-8, No. 333-67086, and incorporated herein by reference)
4.3	Employee Share Purchase Plan (filed as Exhibit 10.1 to the Company’s Form 10-Q for the quarterly period ended September 30, 2002, and incorporated herein by reference)
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

4.10
Amendment and Addendum dated as of July 26, 2006 to the Convertible Loan Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. and certain other investors of April 4, 2006 (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).

4.11
Amendment No. 2 dated as of June 23, 2010 to the Convertible Loan  Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. and certain other investors dated of April 4, 2006, as amended (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).

4.12
Amendment No. 3 dated as of December, 2010 to the Convertible Loan Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. and certain other investors dated of April 4, 2006, as amended (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2011).

4.13*
Amendment No. 4 dated as of December, 2011 to the Convertible Loan Agreement between RadView Software Ltd. and Fortissimo Capital Fund GP, L.P. and certain other investors dated of April 4, 2006, as amended.

4.14	Form of Indemnification Agreement (filed as Annex A to the Company’s Proxy Statement for the year ended December 31, 2011 on Form 6-K on November 4, 2011, and incorporated herein by reference).
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
101*
The following financial information from Radview Software Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009; (ii) Consolidated Balance Sheets at December 31, 2011 and 2010; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2011, 2010 and 2009; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

*	Filed herewith

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RadView Software Ltd.

/s/	Eyal Shalom	/s/	Guy Yasur
Eyal Shalom		Guy Yasur
Chief Executive Officer		Chief Financial Officer

Date: April 25, 2012

RADVIEW SOFTWARE, LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RadView Software Ltd.

We have audited the accompanying consolidated balance sheets of RadView Software Ltd. and its subsidiaries (the "Company") as of December 31, 2010 and 2011, and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RadView Software Ltd. and its subsidiaries as of December 31, 2010 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 25, 2012	A Member of Ernst & Young Global

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2010	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$404	$327
Restricted cash		25	28
Accounts receivable (no allowance for doubtful accounts as of December 31, 2010 and 2011)		201	162
Prepaid expenses and other current assets	3	91	29

Total current assets		721	546

LONG-TERM INVESTMENTS:

Severance pay funds		283	283

Total long-term investments		283	283

Total assets		$1,004	$829

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

		December 31,
	Note	2010	2011

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable		$290	$154
Accrued expenses and other current liabilities	5	1,257	1,155
Deferred revenues		825	587

Total current liabilities		2,372	1,896

Warrants and bifurcated conversion feature	7	682	282
Convertible loan and accrued interest	7	1,028	1,088
Accrued severance pay		336	336

		2,046	1,706
COMMITMENTS AND CONTINGENT LIABILITIES	6

SHAREHOLDERS' DEFICIT:	8
Ordinary shares, NIS 0.01 nominal value -
Authorized: 1,500,000,000 shares as of December 31, 2010 and
2011; Issued: 77,038,662 shares as of December 31, 2010 and 2011; Outstanding: 76,904,662 shares as of December 31, 2010 and 2011		188	188
Preferred A shares, NIS 0.01 nominal value -
Authorized: 225,000,000 shares as of December 31, 2010 and
2011; Issued and outstanding: 81,666,668 shares as of December 31, 2010 and 2011; Aggregate liquidation preference of $ $2,450 at December 31, 2010 and 2011		191	191
Preferred B shares, NIS 0.01 nominal value -
Authorized: 150,000,000 shares as of December 31, 2010 and 2011; Issued: None as of December 31, 2010 and 2011		-	-
Treasury shares, at cost: 134,000 shares as of December 31, 2010 and 2011		(100)	(100)
Additional paid-in capital		65,231	65,261
Accumulated deficit		(68,924)	(68,313)

Total shareholders' deficit		(3,414)	(2,773)

Total liabilities and shareholders' deficit		$1,004	$829

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2009	2010	2011

Revenues:
Software licenses	13	$1,184	$1,151	$992
Services and maintenance		1,245	1,266	1,155

Total revenues		2,429	2,417	2,147

Cost of revenues:
Software licenses		60	57	76
Services and maintenance		66	123	111

Total cost of revenues		126	180	187

Gross profit		2,303	2,237	1,960

Operating expenses:
Research and development		1,015	896	897
Sales and marketing		673	637	392
General and administrative		951	742	766

Total operating expenses		2,639	2,275	2,055

Operating loss		(336)	(38)	(95)
Financial income (expenses), net	9	(1,027)	154	467
Taxes on income (tax benefit)	10	62	(14)	(239)

Net income (loss)		$(1,425)	$130	$611

Net income attributable to preferred shareholders		$-	$67	$315
Net income (loss) attributable to Ordinary shareholders		$(1,425)	$63	$296

Basic and diluted net income (loss) per Ordinary share		$(0.02)	$0.00	$0.00
Weighted average number of shares used in computing basic net income (loss) per Ordinary share (in thousands)		76,905	76,905	76,905
Weighted average number of shares used in computing diluted net income (loss) per Ordinary share (in thousands)		76,905	158,571	158,571

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS' DEFICIT

 U.S. dollars in thousands (except share data)

	Preferred A shares		Ordinary shares		Treasury shares		Additional		Total
	Number of shares	Value	Number of shares	Value	Number of shares	Value	paid-in capital	Accumulated deficit	shareholders' deficit

Balance, January 1, 2009	81,666,668	$191	77,038,662	$188	134,000	$(100)	$64,930	$(67,577)	$(2,368)

Stock-based compensation	-	-	-	-	-	-	177	-	177
Cumulative adjustment upon adoption of an amendment of ASC 815-40	-	-	-	-	-	-	(51)	(52)	(103)
Net loss	-	-	-	-	-	-	-	(1,425)	(1,425)

Balance, December 31, 2009	81,666,668	191	77,038,662	188	134,000	(100)	65,056	(69,054)	(3,719)

Stock-based compensation	-	-	-	-	-	-	175	-	175
Net income	-	-	-	-	-	-	-	130	130

Balance, December 31, 2010	81,666,668	191	77,038,662	188	134,000	(100)	65,231	(68,924)	(3,414)

Stock-based compensation	-	-	-	-	-	-	30	-	30
Net income	-	-	-	-	-	-	-	611	611

Balance, December 31, 2011	81,666,668	$191	77,038,662	$188	134,000	$(100)	$65,261	$(68,313)	$(2,773)

The accompanying notes are an integral part of these consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share data)

	Year Ended December 31,
	2009	2010	2011
Cash flows from operating activities:

Net income (loss)	$(1,425)	$130	$611
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation	27	8	-
Stock-based compensation	177	175	30
Amortization of debt discount, long-term convertible loan discount and deferred financing costs	149	-	-
Accrued interest of long-term convertible loan	60	60	60
Changes in fair value of instruments that are classified as liability	764	(173)	(400)
Severance pay, net	(17)	4	-
Decrease in accounts receivable	134	37	39
Decrease in prepaid expenses and other current assets	190	25	62
Increase (decrease) in accounts payable	63	(34)	(136)
Decrease in accrued expenses and other current liabilities	(93)	(116)	(102)
Increase (decrease) in deferred revenue	(106)	81	(238)
Restricted cash	1	-	(3)

Net cash provided by (used in) operating activities	(76)	197	(77)

Cash flows from investing activities:

Operating lease deposit	40	-	-

Net cash provided by investing activities	40	-	-

Increase (decrease) in cash and cash equivalents	(36)	197	(77)
Cash and cash equivalents at the beginning of the year	243	207	404

Cash and cash equivalents at the end of the year	$207	$404	$327

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

The Company has four wholly-owned subsidiaries in the United States, United Kingdom, Germany and Sweden. To date the British, German and Swedish subsidiaries are inactive. Since December 2010, the Company is in a process to liquidate the German subsidiary.

The Company incurred net losses of approximately $ 1,425 in 2009 and net income of approximately $ 130 in 2010 and $ 611 in 2011, and had an accumulated deficit of approximately $ 3,414 and $ 2,773 as of December 31, 2010 and 2011, respectively. The Company has funded these losses principally from equity and debt financing proceeds including an initial public offering in August 2000, private placements in March 2004, August 2006 and during 2007, as well as proceeds from technology license arrangements.

The Company believes that it will have sufficient capital resources in order to maintain its current operations, at least through December 31, 2012. The Company bases its assessment on the expected collections from sales and based on a commitment from its controlling shareholder to support the Company by providing financing to allow the coverage of any budget deficit through the second quarter of 2013 up to an amount of $ 500. In addition, during 2011, the due date of the loan from the controlling shareholders in the amount of $ 1,088 (including accrued interest) was extended until August 31, 2013. In case that the above will not result in a sufficient liquidity resources the Company intends to take measures to reduce its operating costs in order to support its operations at least through December 31, 2012. Therefore, these financial statements do not include any adjustments that may be required should the Company not be able to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. The significant accounting policies followed in the preparation of the consolidated financial statements, applied on a consistent basis, are as follows:

a.	Use of estimates:

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining fair value of derivatives instruments, deferred tax assets and income tax uncertainties, fair value of stock-based compensation costs, and certain financial instruments classified as liabilities, as well as in estimates used in applying the revenue recognition policy related to separation of multiple elements. Actual results could differ from these estimates.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830, "Foreign Currency Matters". Changes in currency exchange rates between the Company's functional currency and the currency in which a transaction is denominated are included in the Company's results of operations as financial income (expense) in the period in which the currency exchange rates change. The representative rate of exchange was U.S.$ 1.00 = NIS 3.775 at December 31, 2009 U.S.$ 1.00 = NIS 3.549 at December 31, 2010 and U.S.$ 1.00 = NIS 3.821 at December 31, 2011.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of RadView Software Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash equivalents and restricted cash:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less. Restricted cash is invested in a short-term bank deposit, which is used as security for Company's guarantee for leased facilities. The deposit is in NIS and bears interest at an average rate of 2.11%.

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

The Company provides an allowance for doubtful accounts against its accounts receivable. The reserve is computed for specific accounts, the collectability of which is doubtful based upon the Company's experience. A summary of the allowance for doubtful accounts is as follows:

	Year ended December 31,
	2009	2010	2011

Balance at the beginning of year	$89	$43	$-
Provision	12	-	-
Write-offs	(58)	(43)	-

Balance at the end of year	$43	$-	$-

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the assets as follows:

Estimated useful life
(In years)

Computers and equipment	3
Office furniture and equipment	3 to 6
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

As of December 31, 2010, the Company had fully amortized its property and equipment. The carrying amount of the assets as of December 31, 2010 and 2011 was $0.

g.	Severance pay:

In accordance with Israel's Severance Pay Law, the Company is required to make severance payments to Israeli employees upon their termination of employment. The amount of such severance payments is based on the most recent monthly salary multiplied by the number of years of employment as of the balance sheet date. The Company has accrued for the estimated total cost of severance pay as computed as of the balance sheet date. Severance expense totaled $ 27 in 2009, $ 45 in 2010 and $ 17 in 2011.

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

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Revenue recognition:

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

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Research and development costs:

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

Advertising expenses are charged to the consolidated statements of operations as they are incurred. Advertising expenses totaled $ 10 in 2009, $ 11 in 2010 and $ 9 in 2011.

k.	Royalty - bearing grants:

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

No grants were received or accrued in 2009, 2010 and 2011. See Note 6b.

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

The Company utilizes a two-step approach for recognition and measurement of uncertain tax positions, as required by an amendment to ASC 740-10 . In the first step, the Company evaluates the tax position taken or expected to be taken in a tax return for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. In the second step, the Company measures the tax benefit as the largest amount which is more than 50% likely to be realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. See also Note 10.

m.	Stock-based compensation:

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

The fair value for options granted in 2009 is estimated at the date of grant using a Black-Scholes-Merton options pricing model with the following weighted average assumptions. No options were granted during 2010 and 2011.

Year ended December 31, 2009

Expected life of option	4.1 years
Dividend yield	0%
Expected volatility	269%
Risk-free interest rate	1.5%

Stock based compensation is expensed on a straight-line basis.

n.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments.

The fair value of Derivatives that are classified as liability in the amount of $ 282 are based in accordance with Level 3 as described below. See also Note 7.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The changes in Level 3 liabilities measured at fair value on a recurring basis are summarized as follows:

Fair value of Warrants and bifurcated conversion feature

Balance December 31, 2010	$682

Net change in fair value of warrants and conversion feature	$(400)

Balance December 31, 2011	$282

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

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Basic and diluted net income/loss per share:

Basic net income/loss per share is calculated based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income/loss per share is calculated based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential in accordance with ASC 260, "Earnings per Share."

All outstanding stock options have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for the year ended December 31, 2009. For the years ended December 31, 2010 and 2011 the outstading stock options are anti- dilutive or has no material dilution effect on the net income per share which amounted to zero.The total number of shares related to outstanding options of diluted net income/ loss per share was 19,292,872, 18,993,972  and 9,788,972 for the years ended December 31, 2009, 2010 and 2011, respectively.

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

There were no major customers in 2009, 2010 or 2011.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Derivative Instruments:

Effective January 2009, the Company adopted the amendment to ASC 815-40, "Contracts in Entity's Own Equity". ASC 815-40 changed the manner of determining  whether a freestanding instrument or embedded feature is indexed to the reporting company's own stock. The adoption of ASC 815-40's requirements affects issuers' accounting for warrants and convertible instruments with provisions that protect holders from declines in the stock price ("Down-Round" provisions). Warrants with such provisions are no longer recorded in equity, and convertible instruments with such provisions require "bifurcation" with the conversion option separately accounted for as a derivative under ASC 815, "Derivatives and Hedging". As a result of ASC 815-40, effective January 1, 2009, and due to the Down-Round protection of some of the Company's warrants and convertible debt, certain previously granted warrants were reclassified from shareholders' equity to liability and marked to market at each reporting date. In addition, the conversion embedded feature of the convertible debt was bifurcated and accounted as a derivative under ASC 815, marked to market at each reporting date. The cumulative effect on the accounting for the conversion feature of the Debentures and the related warrants at January 1, 2009 was $ 103.

r.	Treasury Shares:

RadView's shares held by the Company are presented at cost and deducted from shareholders' equity.

s.	Impact of recently issued accounting standards:

1.
In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. This pronouncement is an authoritative guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The Company is currently evaluating the effect of ASU No. 2011-04, but does not expect its adoption will have a material effect on its consolidated financial statements.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.
In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which specifies that the total of comprehensive income, the components of net income and the components of other comprehensive income are to be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. No change has been made in the items to be reported in comprehensive income. ASU No. 2011-05 is effective for the interim and annual periods beginning after December 15, 2011, and should be applied retrospectively. The Company is currently evaluating the effect of ASU No. 2011-05, but does not expect its adoption will have a material effect on its consolidated financial statements.

NOTE 3:-	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31
	2010	2011

Government authorities	$29	$-
Prepaid expenses	26	25
Other receivables	36	4

	$91	$29

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31
	2010	2011
Cost:

Computers and equipment	$3,683	$3,683
Office furniture and equipment	222	222
Leasehold improvements	202	202

	4,107	4,107
Less - accumulated depreciation	4,107	4,107

	$-	$-

Depreciation expenses were $ 27 in 2009, $ 8 in 2010 and $ 0 in 2011.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 5:-	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2010	2011

Employee compensation and related accruals	$132	$118
Professional fees	100	117
Government authorities and Tax	784	499
Royalties to OCS	73	149
Other accrued expenses	168	272

	$1,257	$1,155

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease obligations

The Company operates primarily from leased facilities. Lease agreement expires through December, 2012. Annual minimum future rental payments due under the lease agreements as of December 31, 2011 are approximately as follows:

For the year ending December 31,	Amount

2012	$68

Rent expense, net of sublease income was $ 59 in 2009, $ 59 in 2010 and $ 47 in 2011.

b.	Royalties

1.
In May 2005, the Company entered into a distribution agreement with another third party to re-brand, market and distribute certain software products of a third party also under the Company's private label name of WebLOAD Analyzer. The Company is required to pay royalties to the third party based on the Company's selling price for end-user revenues from the WebLOAD Analyzer product.

No royalties were incurred in 2009, 2010 and 2011.

2.
The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. The Company is obligated to pay royalties to the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor ("the OCS") amounting to 3%-4.5% of the sales of the products and other related revenues generated from such activities sponsored, up to 100% of the grants received, linked to the U.S. dollar and bear interest at the rate of LIBOR (as of December 31, 2011 - 0.8%). Total amount of grants received or accrued, net of royalties paid or accrued, as of December 31, 2011, is approximately $ 294.

As of December 31, 2010 and 2011, the Company has a remaining obligation to pay royalties in the amount of approximately $ 177 and $ 207, respectively, in respect of these grants.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Legal proceeding:

In April 2010, a former employee commenced a proceeding for severance and salary payments and certain other claims in the amount of $ 38, in connection with the period of employment with the Company. In February 2012, this lawsuit was settled for an amount equal to the provision the Company had recorded in this respect.

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

The convertible loan bears interest of 8.0% per annum. The convertible loan plus any accrued interest thereon is convertible into Preferred shares at a conversion price of $ 0.03 per share, at the election of the Investors. The Conversion Price shall be subject to adjustment for any bonus share issues, share splits, combinations and similar events and pursuant to the anti-dilution provisions as set forth in the Company’s Articles of Association. The convertible loan was due to mature three years from the closing date and, if not converted by such date, become due and payable 30 days thereafter. During 2009, 2010 and 2011, the due date of the convertible loan was re-extended and is currently set to August 31, 2013. The Company accounted for the extension agreement in accordance with ASC 470-50-40 as a non-substantive modification.

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

As of December 31, 2011 these derivatives measured to be $ 282. See also Note 2q and 8.

NOTE 7:-	DERIVATIVE INSTRUMENTS (Cont.)

The derivative liabilities were valued using a lattice valuation technique (Monte Carlo Simulation) with the following assumptions:

	December 31,
	2010	2011

Conversion feature:
Risk-free interest rate	0.12%-1.02%	0.27%
Expected volatility	105%	170%
Expected life (in years)	1.66	1.66
Expected dividend yield	0	0
Warrants:
Risk-free interest rate	0.12%-1.02%	0.27%
Expected volatility	105%	170%
Expected life (in years)	1.33	0.33
Expected dividend yield	0	0

Fair Value:
Conversion feature	288	267
Warrants	394	15

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:-	DERIVATIVE INSTRUMENTS (Cont.)

(1)	Risk Free Interest Rate - based on yields of the US Government Treasury Bonds with different periods to maturity (according to different projection periods).

(2)	Expected Volatility - based on the historical volatility of Company's Ordinary shares.

(3)	Expected life- the expected life of the conversion feature of the loan was based on the term of the loan and the expected life of the warrants was determined by the expiration date of the warrants.

(4)	Expected dividend yield- was based on the fact that the Company has not paid dividends to common shareholders in the past and does not expect to pay dividends to common shareholders in the future.

(5)
Anti-dilution Adjustment- the anti-dilution protection of the holders of Preferred Shares ceased to be effective as of March 2009. Based on the Management's estimation, no anti-dilution adjustments would take place.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	SHAREHOLDERS' DEFICIT

a.	Composed of shares of NIS 0.01 nominal value each, as follows:

	December 31,
	2010		2011
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares	1,500,000,000	76,904,662	1,500,000,000	76,904,662
Preferred A	225,000,000	81,666,668	225,000,000	81,666,668
Preferred B	150,000,000	-	150,000,000	-

	1,875,000,000	158,571,330	1,875,000,000	158,571,330

a.	Authorized Ordinary shares:

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

As of December 31, 2011, the Company holds 134,000 of its Ordinary shares as treasury shares at an aggregate cost of approximately $ 100. The Company has no dividend or voting rights associated with its treasury shares.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	SHAREHOLDERS' DEFICIT (Cont.)

e.	Dividends:

The Company has never paid cash dividends to its shareholders.

f.	Warrants to Preferred shares:

In 2004, the Company granted to certain investors, as part of a share purchase agreement, four series of Warrants which expired as of December 31, 2009.

As of January 1, 2009 there were 1,333,332 outstanding warrants with an exercise price of $ 0.98. These warrants contained a price adjustment mechanism which according to ASC 815-40 result in a liability presentation marked to fair value at each reporting date. These warrants expired during 2009. See also Note 2q.

The following table summarizes information regarding outstanding warrants to purchase Preferred and Ordinary shares of the Company issued as of December 31, 2011:

Issuance date	Number of warrants	Class of Shares	Exercise price per warrant	Exercisable Through

May 2005 (1)	352,941	Ordinary shares	0.17	January 2013
March 2007 (2)	25,000,000	Preferred B shares	0.04	March 2012
March 2007 (3)	23,034,900	Ordinary shares	0.06	March 2012
May 2007 (3)	19,249,335	Ordinary shares	0.06	May 2012

	67,637,176

(1)
In connection with a credit facility that was fully repaid in 2006, the Company issued to a certain foreign bank warrants to purchase 352,941 of the Company's Ordinary shares at an exercise price of $ 0.17 per share. The warrants were exercisable immediately and have a term of seven years. The warrants were classified as equity.

(2)
Through 2006 and 2007, the Company granted certain investors 61,250,000 warrants to purchase Preferred B shares as part of a private placement in 2006. As of January 1, 2009, the holders of the warrants were entitled to certain anti-dilution protection which according to ASC 815-40 results in a liability presentation and marked to fair value. As of December 31, 2011 36,250,000 warrants had expired and the remaining 25,000,000 warrants were valued at $ 282. See also Note 2q.

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

In November 2002, the Company established an employee share purchase plan (the "ESPP") which permits the eligible employees of the Company to purchase shares of the Company's Ordinary shares at 85% of the closing market price on either the first day or the last day of the applicable three-month period, whichever is lower. Employees may participate in the ESPP through regular payroll deductions of up to 10% of their pre-tax gross salary. Subject to adjustment for stock splits, stock dividends and similar events, a maximum of 1,500,000 Ordinary shares may be issued under the ESPP. No Ordinary shares were issued in connection with the ESPP in 2009, 2010 and 2011. As of December 31, 2011, there are 1,491,791 Ordinary shares available for future issuance under the ESPP.

h.	Stock option plans:

The Company has adopted employee stock option plans in 1996, 1997 and in 2000. Under the plans, employees, non employees and officers of the Company may be granted options to acquire Ordinary shares. Pursuant to the plans, the Company reserved for issuance a total of 35,664,266 Ordinary shares. As of December 31, 2011, an aggregate of 24,446,247 Ordinary shares are still available for future grants.

Each option granted under the plans is exercisable until five to ten years from the date of the grant of the option. The options vest ratably over vesting periods ranging from three to five years. Any options, which are forfeited or not exercised before expiration, become available for future grants.

Transactions related to the Company's stock option plans are summarized as follows:

	Options Outstanding*)	Weighted average exercise price per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding, December 31, 2010	18,993,972	$0.03	2.35	-

Granted	-
Forfeited, cancelled or expired	(9,205,000)	$0.02

Outstanding, December 31, 2011	9,788,972	$0.03	0.83	-

Vested and expected to vest	9,711,012	$0.03		-

Exercisable, December 31, 2011	9,378,657	$0.03	0.83	-

*)	35,000 outstanding and exercisable options to consultants at a weighted average exercise price of $ 0.945 per share were included in the opening balance and had expired as of December 31, 2011.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	SHAREHOLDERS' DEFICIT (Cont.)

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's stock price on December 31, 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2011. These amount changes are based on the value of the Company's stock.

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

The total incremental compensation cost related to this modification is $ 38 which was fully recognized.

Stock-based compensation expenses included in the reported net loss totaled to approximately $ 177 in 2009, $175 in 2010 and $ 30 in 2011, as follows:

	Year ended December 31,
	2009	2010	2011

Research and development	$10	$13	$8
Selling and marketing	6	5	4
General and administrative	161	157	18

Total stock-based compensation expense	$177	$175	$30

Additional information related to the Company's stock-based compensation awards is presented below, along with the additional disclosures required by ASC 718.

As of December 31, 2011, there was $ 46 of total unrecognized compensation cost related to unvested stock options. Unrecognized compensation cost is expected to be recognized over a weighted average period of 1 year.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-          FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2009	2010	2011
Financial income (expenses):

Decrease (increase) in fair value of warrants that are classified as liability and of bifurcated conversion feature	$(764)	$173	$400
Interest expenses	(223)	(61)	(66)
Foreign currency transaction adjustments	(40)	42	(133)

	$(1,027)	$154	$467

NOTE 10:-        TAXES ON INCOME

a.	Applicable Tax Laws:

1.	Amendment to the Israeli Income Tax Ordinance

The Israeli corporate tax rate was 26% in 2009, 25% in 2010 and 24% in 2011.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012 and a corresponding increase was made to the real capital gains tax rate and the real betterment tax rate. The Company does not expect this Law to effect its financial position.

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

NOTE 10:-        TAXES ON INCOME (Cont.)

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

As of December 31, 2011, the Company does not have retained earnings and accordingly, no tax-exempt income. Tax-exempt income attributable to the Approved Enterprise cannot be distributed to shareholders without subjecting the Company to taxes except upon a complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits. The Company's board of directors does not intend to distribute any amounts of its undistributed tax-exempt income as dividends.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-        TAXES ON INCOME (Cont.)

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

The Company examined the possible effect of the amendment on the financial statements, and at present, does not intend to apply the amendment.

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

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-        TAXES ON INCOME (Cont.)

d.	Income (loss) before income tax:

	Year ended December 31,
	2009	2010	2011

Israel	$(446)	$1,089	$1,238
United States	(917)	(973)	(866)

	$(1,363)	$116	$372

e.	Taxes on income are comprised of the following:

	Year ended December 31,
	2009	2010	2011

Current taxes and reserves	$62	$(14)	$(239)

f.	Net operating losses:

As of December 31, 2011, the Company's net operating tax loss carry forwards in Israel amounted to approximately $ 25 million. These net operating tax losses may be carried forward indefinitely and offset against future taxable business income.

The Company's U.S. subsidiary's tax losses through December 31, 2011 totaled approximately $ 33 million. These losses are available to offset future U.S. taxable income of the U.S. subsidiary may be subject to the limitation under rule 382 of the Internal Revenue Service, see below, and will expire between the years 2018 and 2028.

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

NOTE 10:-        TAXES ON INCOME (Cont.)

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company deferred tax assets are as follows:

	December 31,
	2010	2011

Operating loss carryforward and deductions	$16,437	$17,942
Reserves and allowances	251	248

Net deferred tax asset before valuation allowance	16,688	18,190
Valuation allowance	(16,688)	(18,190)

Net deferred tax asset	$-	$-

As of December 31, 2011, the Company has provided full valuation allowance of $ 18,190 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

h.	Final tax assessments:

The Company has received final tax assessments in Israel through the end of 2007 and in the US through the end of 2006.

i.	Reconciliation of the tax expenses to the actual tax expenses:

The main reconciling items of the statutory tax rate of the Company (2009 - 26%, 2010- 25% and 2011 - 24%,) to the effective tax rate (0%) are valuation allowances provided for deferred tax assets (in all reported periods) .

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	TAXES ON INCOME (Cont.)

j.	Accounting for uncertainty in income taxes ("ASC 740"):

A reconciliation of the beginning and ending balances of the total amounts of the unrecognized tax benefits is as follows (U.S dollars in thousands):

Unrecognized tax benefits

Balance at January 1, 2011	$709
Decrease in tax positions taken in the current year	(239)

Balance at December 31, 2011	$470

The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

The Company and its subsidiary file income tax returns in Israel and in the USA. As of December 31, 2011, the Israeli tax returns are subject to examination by the Israeli tax authorities for the tax years of 2008 through 2010 and the US tax returns are subject to examination by the US tax authorities for the tax years of 2007 through 2010.

NOTE 11:-	RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties consisted of the following:

	December 31
	2010	2011
Accrued expenses and other current liabilities:
Accrued interest on convertible loan (See Note 7)	$278	$338
Other accrued expenses (*)	51	150

	$329	$488

Transactions with related parties consisted of the following:

	Year ended December 31,
	2009	2010	2011

General and administrative (*)	$50	$50	$114
Financial expenses, net	205	60	60

Total costs and expenses	$255	$110	$174

(*)	Mainly as a result of management fees.

RADVIEW SOFTWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE

The Company has adopted ASC 280 "Segment reporting". The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-user customer.

The Company's revenues by its customers ' geographic locations are as follows:

	Year ended December 31,
	2009	2010	2011

United States	$1,585	$1,626	$1,544
Europe	702	431	366
Israel	72	190	113
Other	70	170	124

	$2,429	$2,417	$2,147